UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for an Order Pursuant to Section 3(b)(2) or Section 6(c)
and Section 45(a) of the Investment Company Act of 1940

Submitted by

International Minerals Corporation
(Name of Applicant)

7950 E. Acoma Drive, Suite 211
Scottsdale, AZ 85260
(Address of Principal Executive Offices)

________________

February 4, 2013
________________

Please direct all communications concerning this Application to
Christopher L. Doerksen
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800

SUMMARY OF RELIEF REQUESTED

International Minerals Corporation (the “Applicant”) hereby makes application to the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (as amended, the “Act”)1 finding and declaring that the Applicant is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly, through majority-owned subsidiaries, or through controlled companies conducting similar types of business, and therefore, is not an investment company within the meaning of the Act.  Alternatively, the Applicant makes application for an order pursuant to Section 6(c) of the Act exempting the Applicant from all of the provisions of the Act and any rule or regulation thereunder.  The Applicant also hereby makes application to the Commission for an order pursuant to Section 45(a) of the Act finding and declaring that public disclosure of certain information is neither necessary nor appropriate in the public interest or for the protection of investors, that confidential treatment of such information is consistent with 5 U.S.C. § 552(b)(4) and 17 C.F.R. 200.80(b)(4), and, therefore, such information should be withheld from public disclosure.

APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2)
OR SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

STATEMENT OF FACTS

History and Overview of the Applicant

Since its incorporation in 1986, the Applicant has been exclusively focused on the acquisition, exploration, development and mining of mineral properties.  From 1986 to 1993, the Applicant (then named Vanbec Resources Corporation and later Sartigan Granite Corporation) was focused on the acquisition and exploration of industrial mineral properties in Canada.  In 1993, the Applicant abandoned its Canadian mineral properties, acquired certain mineral properties in Ecuador, shifting its focus to the acquisition and exploration of mineral properties in Ecuador.  In 1994, the Applicant changed its name to Ecuadorian Minerals Corporation to reflect this new focus.  The Applicant expanded its focus to encompass mineral properties in both Ecuador and Peru in 1999 and accordingly in 2002 changed its name to International Minerals Corporation.  The Applicant became a producing miner in 2007 with the commencement of commercial production at its Pallancata silver mine.  In 2009, the Applicant further expanded the geographic scope of its mineral property base to Nevada.  The Applicant’s common shares have been listed on the Toronto Stock Exchange since 1996 under the trading symbol “IMZ” and is identified by the Toronto Stock Exchange as being in the Metals and Mining industry group with a Gold and Silver Ore Mining industry classification under the North American Industry Classification System.

The Applicant is governed by the laws of the Yukon Territory, Canada, and is subject to the continuous disclosure obligations of Canadian provincial securities regulators.  Additional

1	All references to “Sections” are to Sections of the Act, and all references to “Rules” are to rules and regulations thereunder (at Title 17, Part 270, Code of Federal Regulations), unless otherwise stated.

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information with respect to the Applicant and its business is set forth in the Applicant’s 2012 Annual Report to Shareholders, its Annual Information Form for its financial year ended June 30, 2012 (a Canadian continuous disclosure document), Management’s Discussion and Analysis for the Financial Quarter ended September 30, 2012, and its Financial Statements for the Financial Quarter ended September 30, 2012, copies of which are attached to this Application as Exhibits 1 through 4, respectively.

The Applicant currently conducts its mining operations in North and South America through various wholly-owned subsidiaries2, majority-owned subsidiaries3, controlled companies4, and other affiliated companies.  Exhibit 5 attached hereto sets forth a list of the Applicant’s wholly-owned subsidiaries, majority-owned subsidiaries, controlled companies, and other affiliated companies, as well as the percentage of each company owned by the Applicant and the primary business of each such company.  Included within Exhibit 2 attached hereto is an organizational chart of the Applicant and such other entities.  The Applicant and such wholly- and majority-owned subsidiaries, controlled companies, and other affiliated companies (together, the “Group”) are engaged solely in the mining business or in other businesses ancillary to the mining business.  See “Business of the Applicant.”

Management

As described below, each of the Applicant’s senior executive officers has extensive experience in the mining industry.  None of the Applicant’s senior executive officers has experience as an investment manager or adviser, and none of such persons holds himself out as an expert in these areas.  None of the Applicant’s senior executive officers devotes any of his business time to investment management, apart from management of the Applicant’s cash.  The Applicant does not employ securities analysts and does not engage in the trading of securities for short-term speculative purposes, investment purposes or otherwise.  Additionally, the Applicant does not employ any persons in the role of analyzing or managing the securities of public or private companies that the Applicant owns.

The following is a brief description of the professional experience in the mining industry and the mining-related educational backgrounds of each of the Applicant’s directors and senior executive officers:

2	Section 2(a)(43) of the Act defines a “wholly-owned subsidiary” of a person as a “company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person. The Applicant’s wholly-owned subsidiaries are not a significant source of revenue for the Applicant.

3	Section 2(a)(24) of the Act defines a “majority-owned subsidiary” of a person as a “company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” The term “majority-owned subsidiary” when used in this Application has the meaning given to such term in the Act.

4	“Control” is defined in Section 2(a)(9) of the Act to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position within the company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.” The term “controlled company” when used in this Application has the meaning given to such term in the Act.

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Stephen J. Kay

Mr. Kay has been President, CEO and a Director of the Applicant since 1993.  He is a geologist with over 39 years of gold exploration experience in Europe, South Africa, South America and the United States.  From 1985 to 1993, he was founder and President of GD Resources Inc., a successful smelter of precious metal by-products from U.S. gold mines.  From 1983 to 1985, Mr. Kay worked with Amselco Exploration (BP Minerals) where he was involved in the discoveries of the Colosseum and Yellow Aster gold mines, both in California.  During his 10 years with Gold Fields Mining Corporation until 1983, he was head of the project team that discovered the three-million ounce Mesquite gold mine in California.  He graduated in 1973 with a Bachelor of Science degree in geology from Swansea University in Wales, United Kingdom.  Mr. Kay is also a director of New Dimension Resources.

Scott Brunsdon

Mr. Brunsdon is Chief Financial Officer of the Applicant and brings to the Applicant over 26 years of financial and management experience in the mining sector with both junior and major companies, including 17 years with Placer Dome Inc. in the United States and Canada.  He has also held senior management positions with mining companies Dayton Mining Corporation, Hillsborough Resources Limited and Revett Minerals Inc..  Most recently he was a financial advisor to the CFO for Timmins Gold Corp. assisting that company to enhance its internal and public reporting functions as it transitioned to an operating company from a pure mineral exploration company.  He holds a Bachelor’s degree in Commerce (Economics) from the University of Saskatchewan, Saskatoon, Canada and an MBA from the University of British Columbia, Vancouver, Canada.

Nick Appleyard

Mr. Appleyard is Vice President, Corporate Development for the Applicant.  Except for a short period, he has worked with the Applicant since 1995.  Prior to his recent appointment as VP Corporate Development, he was responsible for the technical management of all of the Applicant’s exploration and development projects in Ecuador and Peru, together with playing a key role in identifying and evaluating potential new corporate acquisitions for the Applicant.  He graduated from Curtin University in Perth, Australia with a B.Sc. (Geology) in 1991 and has worked predominantly in gold exploration, development and mining projects in Australia, South America and East Africa.  With his involvement in various precious metal projects ranging from exploration through to development, construction and operation, he has developed specialized skills in marrying resource and reserve estimation techniques with project management and economic evaluation requirements.

Business of the Applicant

The Applicant and other members of the Group are engaged exclusively and actively in the exploration, development and mining of gold and silver deposits in North and South America.  The Applicant’s Pallancata underground silver mine, which is owned and operated by one of the Applicant’s controlled companies, has proven to be a world-class operation and is

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currently ranked number six in the world as a primary silver producer.  This asset has generated significant income and cash flows for the Applicant.

The Applicant owns, through its subsidiaries and controlled and affiliated companies, six principal gold and silver projects and additional non-principal projects in three countries with attributable gold equivalent resource ounces of 12.8 million in the measured and indicated categories.5

As of September 30, 2012, the Applicant, together with its wholly-owned and majority-owned subsidiaries, had approximately 95 full-time employees and approximately 40 independent contractors or part-time employees.  Of these employees and contractors, approximately 80 percent are involved in mining production and exploration-related activities and 20 percent are involved in administration.  In addition, as of September 30, 2012, Suyamarca, a controlled company, had approximately 800 full-time employees and 930 independent contractors.  Approximately 90 percent of such employees and contractors are involved in mining production and exploration-related activities, while only approximately 10 percent are involved in administration.

Set forth below is a brief description of the activities of the Applicant’s wholly-owned subsidiaries, majority-owned subsidiaries, controlled companies, the Applicant’s other affiliated companies and the Applicant’s other assets.

The Wholly-Owned Subsidiaries

As indicated in Exhibit 5 attached hereto, the Applicant currently has 14 wholly-owned subsidiaries.  The activities of these subsidiaries principally consist of the exploration, development, and mining of silver and gold.  These subsidiaries hold, among other things, the Applicant’s interests in the Converse and Goldfield gold properties in Nevada, the Rio Blanco gold-silver property in Ecuador and portions of the Applicant’s Gaby gold property in Ecuador.  The Applicant is currently conducting a feasibility study with respect to the Goldfield property in Nevada, with a view to achieving heap leach production in 2015.  Further, the Applicant recently completed a scoping study at the Converse gold property and is continuing with drilling and the preparation of an environmental impact statement and plans to commence a full feasibility study within the next few months.

The Majority-Owned Subsidiaries

As indicated in Exhibit 5 attached hereto, the Applicant currently has three majority-owned subsidiaries.  These subsidiaries hold, among other things, the remaining portions of the Applicant’s Gaby gold property in Ecuador.

5	Mineral resources are disclosed in compliance with Canadian disclosure standards under National Instrument 43-101.

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Suyamarca – A Controlled Company

Prior to June 30, 2006, the Applicant’s wholly-owned subsidiary, Minera Oro Vega S.A.C. (“Minorva”), held a 100% interest in the Pallancata silver property.  To facilitate bringing Pallancata into commercial production, the Applicant and Minorva entered into a joint venture agreement effective June 30, 2006 with affiliates of a Peruvian mining company, Mauricio Hochschild & Cia. S.A.C. (collectively, “Hochschild”).6  In exchange for a 60% interest in the venture, Hochschild agreed to provide 100% of the funds required for drilling and associated costs incurred in converting all or part of the then known mineral resources to mineral reserves on the Pallancata project.  Hochschild also agreed to provide 100% of the capital investment required to develop, permit and construct a mining operation at Pallancata.  Due to provisions of Peruvian law, it was determined necessary to structure the joint venture as a Peruvian joint venture company.  Accordingly, the parties formed Minera Suyamarca S.A.C. (“Suyamarca”), with Minorva receiving a 40% interest and Hochschild receiving a 60% interest.  Pallancata commenced commercial production in September 2007.

Prior to December 23, 2010, the Applicant’s wholly-owned subsidiary, Ventura Gold Corp. (“Ventura”) held a 51% interest in the Inmaculada gold-silver property through a letter agreement with Hochschild, which held the remaining 49% interest.  To facilitate the development of Inmaculada, the Pallancata joint venture agreement and the Inmaculada letter agreement were terminated and replaced by a new joint venture agreement effective December 23, 2010 among the Applicant, Minorva, Ventura and Hochschild, covering both Pallancata and Inmaculada.  Hochschild’s interest in the Inmaculada project was increased to 60%, with the Applicant retaining a 40% interest.  Hochschild agreed to, among other things, provide 100% of the first $100 million of required funding to complete a feasibility study towards the planning, development and construction of a mining operation at Inmaculada.  Ownership of the Inmaculada project was later transferred to Suyamarca.  The parties are now constructing a mine at Inmaculada, targeting commencement of production in December 2013.

Suyamarca also holds the Pacapausa and Puquiopata mineral exploration properties in Peru.

Suyamarca, as a corporate entity, is dedicated to developing and producing gold and silver from the Pallancata Mine, and Inmaculada, Pacapausa and Puquiopata properties.  As such, Suyamarca is primarily engaged in the business of mining and is not in any way engaged in a business or businesses that consists of investing, reinvesting, owning, holding, or trading in securities.

Pursuant to Section 2(a)(9) of the Act, the Applicant is presumed to control Suyamarca as a result of its 40% ownership interest created through the joint venture agreement.  In addition, the Applicant believes that Suyamarca is in fact controlled by the Applicant through the Applicant itself and the Applicant’s wholly-owned subsidiaries, although such control is shared

6	Joint ventures are common in the mining industry. Previously, the Commission has granted the relief sought herein by the Applicant to issuers involved in the mining business where such issuers conduct their business through ownership interests in joint ventures. See, e.g., In re Consolidated TVX Mining Corporation, Investment Company Act Release No. IC-17902 (December 11, 1990).

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with Hochschild which has a 60% ownership interest.  Set forth below is a description of the arrangements entered into with respect to the ownership and management of Suyamarca which demonstrate the Applicant’s power to exercise a controlling influence over the management and policies of Suyamarca.

Control Over Major Corporate Events

The 2010 joint venture agreement between the Applicant and Hochschild provides the Applicant with control over major corporate events, as further set forth in Exhibit 6, which has been submitted to the Commission under separate cover.  Through these controls, the Applicant has the ability to significantly control the business operations of Suyamarca and, as such, effectively controls Suyamarca for purposes of the Act.7

In addition, in March 2011, the Board of Directors of Suyamarca appointed the Applicant, through its wholly-owned subsidiary Minorva, to undertake all required exploration activities on land controlled by Suyamarca that is located outside of the direct mining area.  Minorva and its staff are responsible for managing this exploration.

Board of Directors

Subject to the joint venture agreement, Suyamarca’s affairs are governed by Suyamarca’s Board of Directors.  Stephen Kay, the Applicant’s President and Chief Executive Officer, serves as a director of Suyamarca and in that capacity exercises the Applicant’s control over Suyamarca, as described in more detail in Exhibit 6.

Together, the Applicant and Hochschild govern the business affairs of Suyamarca.  In addition, due the significant expertise of the Applicant and its management, Hochschild looks to the Applicant as a technical and business partner and the Applicant provides significant advice in the review of technical studies and interpretation of data and involvement in establishing Suyamarca’s business practices and priorities through the Applicant’s participation on Suyamarca’s Board of Directors.8

Other Controls

The joint venture agreement provides for certain other significant controls over the business and affairs of Suyamarca, each as described in detail in Exhibit 6.

7	The existence of control in fact through the exercise of influence over the management and policies of a controlled company has been relied on by issuers in the past in establishing that those issuers are engaged in a business, through controlled companies, other than investing in securities. See, e.g., Compania de Minas Buenaventura S.A. (1996). Compania de Minas Buenaventura (“Buenaventura”) exerted influence over a controlled company through provisions similar to those stated in this application regarding Suyamarca.

8	In 2000, Yahoo! Inc. applied for, and received, exemptive relief from the Act. Yahoo! Inc., at the time of its application, owned a 34% interest in a joint venture. Yahoo! Inc. presented its interest in that joint venture as a controlling interest because of Yahoo! Inc.’s ability to significantly control the joint venture through Yahoo! Inc.’s involvement with the joint venture’s board of directors. Through such involvement, like the Applicant’s involvement in Suyamarca’s board, Yahoo! Inc. directly oversaw the operations of the joint venture.

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Affiliated Companies

As indicated in Exhibit 5 attached hereto, the Applicant also owns interests in one affiliated company.  The activities of this company principally consist, like those described above, of exploration, development, and mining of silver and gold.  A brief description of such company is included in Exhibit 5.9

The business activities and purposes of the Group primarily involve the exploration, development, and mining of gold and silver mineral resources in North and South America.  The Group, as summarized in this section and the attached Exhibit 5 does not primarily engage in the business of investing, reinvesting, owning, holding, or trading in securities.

REASON RELIEF IS NECESSARY

The complex nature of the Applicant’s structure, which was not created with the Act in mind, but which necessarily reflects the laws and business customs of the countries where the Applicant carries on its mining business, as well as the way the mining business is conducted generally, and the Applicant’s interest in Suyamarca through which the Applicant conducts certain of its mining operations, pose the issue of whether the Applicant should be considered an investment company within the meaning of Section 3(a)(3) of the Act.

The Applicant strongly believes it is not an investment company as defined by the Act and as such is filing this Application to clarify its status under the Act.  The Applicant believes that, as a result of its business operations, it is excepted from the definition of “investment company” in Section 3(a) of the Act and is seeking to reduce any uncertainty about its respective status under the Act.

It is important for the Applicant to resolve its status under the Act so that the Company may engage in potential and contemplated (1) private placements under Rule 144A of the Securities Act of 1933 (“Rule 144A”) and Regulation S of the Securities Act of 1933 (“Reg. S”), (2) public offerings in the United States; (3) registration under the Multi-Jurisdictional Disclosure System between the United States and Canada, or (4) agreements in the United States.  The clarity sought through this Application will allow the Applicant to conduct its future mining business without the uncertainty created by the possibility that the Applicant might be considered an investment company.

The Applicant owns “investment securities” within the meaning of Section 3(a)(3) of the Act, and these investment securities significantly exceed 40% of the value10 of the Applicant’s

9	The Applicant believes that, as with Suyamarca, certain of the other affiliated companies are “controlled companies” within the meaning of Section 3(b)(2) of the Act. However, due to the relatively small size of such companies, for purposes of this Application, they are not treated as controlled companies.

10	The “value” of assets of a registered investment company for purposes of Section of the Act is defined in Section 2(a)(41) of the Act. Section 2(a)(41) of the Act defines “value” to mean

(i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at

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assets on an unconsolidated basis.11  Consequently, on the basis of its holdings of investment securities, the Applicant may inadvertently be considered an investment company under Section 3(a)(3).12

The Applicant does not appear to qualify for the exception set forth in Section 3(b)(1) of the Act because a significant portion of its business is conducted not directly or through wholly owned-subsidiaries, but through majority-owned subsidiaries, controlled companies and other affiliated companies.

Finally, the Applicant does not currently appear to qualify for the exemption from the Act provided by Rule 3a-1, 17 C.F.R. § 270-3a-1, which the Commission promulgated as a “safe harbor.”  The Applicant exceeds the asset and income thresholds of Rule 3a-1 principally due to the Applicant’s ownership interest in Suyamarca.

For these reasons, by this Application, the Applicant seeks an order exempting it from regulation as an investment company under Section 3(b)(2) or Section 6(c) of the Act.

BASIS FOR RELIEF REQUESTED

The Applicant is entitled to relief because it is primarily engaged, through majority-owned subsidiaries, and through controlled companies conducting similar lines of business, in businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

Section 3(b)(2)

Section 3(b)(2) of the Act authorizes the Commission to grant an order exempting an issuer from registration as an investment company under the Act whenever the Commission finds, upon application, that the entity is “primarily engaged in a business other than that of the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.

While Section 2(a)(41) of the Act literally defines only the value of assets of registered investment companies, the Commission has taken the position that Section 2(a)(41) of the Act also applies to a determination of asset value of other companies for purposes of Section 3(a)(3) of the Act. See Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979) (“Release 10937”). See also SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 27 n.13 (S.D.N.Y. 1968) (indicating the Commission had no objection to the use of such definition for purposes of Section 3).

11	For purposes of calculating the amount of "investment securities" owned by the Applicant, the Applicant has included the securities of all of the companies listed in Exhibit 3, except for the Applicant’s majority-owned subsidiaries. The Applicant exceeds the 40% threshold principally due to the value (calculated in accordance with Section 2(a)(41) of the Act) of the Applicant’s ownership interest in Suyamarca. In other words, if Suyamarca were a majority-owned subsidiary, the Applicant would fall well below the 40% threshold.

12	The Applicant is not, and is not proposing to be, engaged primarily in the business of investing, reinvesting, or trading in securities. The Applicant submits, therefore, that it is not an investment company under Section 3(a)(1). Nor does the Applicant issue, propose to issue, or have outstanding installment face-amount certificates, so as to fall with Section 3(a)(2) of the Act.

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investing, reinvesting, owning, holding, or trading in securities either directly or (a) through majority-owned subsidiaries or (b) through controlled companies conducting similar types of businesses.”  Release 10,937 and Release 11,55113, respectively proposing and adopting Rule 3a-1, confirm that notwithstanding that a company is, prima facie, an investment company under Section 3(a)(3) of the Act, there are a variety of circumstances in addition to those set forth in Rule 3a-1 under which the Commission may determine that a company is primarily engaged in a non-investment company business.14

Under a Quantitative Test, the Applicant is Not Primarily Engaged in Investment Company Business

From a purely quantitative standpoint, the Applicant is primarily engaged, directly and through majority-owned subsidiaries and controlled companies, in businesses other than in investing in securities.  Suyamarca, a company controlled by the Applicant (previously discussed and as discussed below in the footnotes)15, owns and operates the Pallancata underground silver

13	Investment Company Act Release No. 11,551 (Jan. 14, 1981) (“Release 11,551”).

14	“[C]ompanies which do not meet the proposed rule’s standards nonetheless may be found, pursuant to the application process, not to be investment companies upon the Commission’s determining that the attending facts and circumstances warrant such a finding.” Release 10,937.

15	As a result of the Applicant’s 40% ownership interest in Suyamarca, the Applicant is presumed to control Suyamarca pursuant to Section 2(a)(9) of the Act. The Applicant submits that there exists no evidence rebut the statutory presumption of the Applicant’s control of Suyamarca.

Not only is there a statutory presumption that Suyamarca is controlled by the Applicant, but as a result of the arrangements described under “Statement of the Facts – Business of the Applicant – Suyamarca – A Controlled Company” and in Exhibit 4 submitted to the Commission under separate cover, the Applicant does in fact have the power to exercise a controlling influence over the management and policies of Suyamarca pursuant to Section 2(a)(9) of the Act, although such influence may be shared with Hochschild.  As Section 2(a)(9) of the Act has been interpreted by the Commission, in M.A. Hanna Company, 10 S.E.C. 581, 589 (1941):

It appears to us that by the use of the phrase “power to exercise a controlling influence over the management and policies of a company” the Congress intended to include within the orbit of “control” situations where less than absolute and complete domination of a company is present.  This conclusion is reinforced by the fact that the possession of a majority of the voting stock of a company is not the statutory standard as to whether or not “control” exists . . . .  Further, the rebuttable presumptions set up in Section 2(a)(9) indicate that it was intended that facts other than voting power alone are to be taken into consideration in determining whether or not “controlling influence” exists.  Historical, traditional, or contractual associates of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of “control” in the sense used in the Act.  Nor is the statutory definition to be restricted to cases where a controlling influence in the management and policies of a company is actually exercised; an ability or power to exercise from time to time a controlling influence in the management and policies of a company is “control” for the purposes of the Act.  This potentiality of exercising a controlling influence in the determination of the course of action of a company may exist in more than one person at the same time or from time to time.

In other words, the Applicant can be found to have a “controlling influence” over Suyamarca even if Hochschild’s ownership of the voting securities is equal to or greater than that of the Applicant.

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mine which is currently ranked number six in the world as a primary silver producer, and holds the Inmaculada gold-silver property which is anticipated to enter commercial production in late 2013.  In addition, the Applicant, directly or through its wholly-owned and majority-owned subsidiaries, holds an additional four mineral exploration properties in Ecuador and Nevada.  None of such companies is engaged in the business of investing or trading in securities.  As of June 30, 2012, the value (calculated in accordance with Section 2(a)(41) of the Act) of all securities owned by the Applicant, other than securities of the Applicant’s wholly- and majority-owned subsidiaries and Suyamarca, accounted for less than one half of one percent of the Applicant’s total assets (exclusive of U.S. government securities and cash items).  For the 12 months ended June 30, 2012, the Applicant recorded a net loss of $1,026,280 on such securities, equal to -3.37% of Applicant’s income from continuing operations before taxes for such period.  For the 3 months ended September 30, 2012, the Applicant recorded a net loss of $253,488 on such securities, equal to -2.37% of Applicant’s income from continuing operations before taxes for such period.

Accordingly, measured in quantitative terms, the Applicant is not primarily engaged in the business of investing in securities.  Through its direct operations and active participation in all of its wholly- and majority-owned subsidiaries and controlled companies, the Applicant is involved in the mining business, and only the mining business.

Under a Qualitative Test, the Applicant is Not Primarily Engaged in the Business of Investing in Securities

Going beyond a strictly quantitative analysis, the Commission has prescribed a qualitative test to determine whether a company is primarily engaged in a non-investment company business.  According to Release 10,937, the relevant criteria, as first set out in Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947), for resolving whether or not a company is primarily engaged in a non-investment company business are:  (i) the company’s historical development; (ii) the company’s public representations of its policy; (iii) the activities of the company’s officers and directors, (iv) the nature of the company’s present assets; and, (v) the sources of the company’s present income.  The SEC in In re International Bank, Investment Company Act Release No. 3986, 1964 LEXIS 290 (June 4, 1964), appears to have acknowledged an additional factor to be considered, which focuses on “plans for future development of its business.”  A review of these factors supports the grant of the exemptive order requested by the Applicant.

Historical and Future Development

The Applicant has had a long history, dating back to its formation in 1986, of being primarily engaged in the exploration, development, and mining of natural resources, principally, gold and silver.  The Applicant will continue this focus and primary engagement for the future, as indicated by the relevant portions of its 2012 Annual Report to Shareholders excerpted below.

Moreover, for purposes of Section 3(b)(2) of the Act, unlike Rule 3a-1, it is not necessary that a company be “primarily” controlled by the issuer.  Section 3(b)(2) does not preclude an issuer from exercising control under circumstances where another entity or group also exercises control, and the Commission has granted orders under Section 3(b)(2) where the applicant has admitted the existence of a significant controlling influence by an entity other than the applicant.  See In re Consolidated TVX Mining Corporation, Investment Company Act Release No. IC-17902 (December 11, 1990); In re San Luis Mining Company, Investment Company Act Release No. 9689 (March 22, 1977).

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Based on the foregoing, the Applicant submits that it is an operating company whose past has been and whose future will continue to be committed to the mining business.

Public Representations of Policy

A company’s public representations have long been recognized as an important indicator of whether the company is an investment or operating company because those representations reveal whether investors have been induced to acquire the company’s securities in reliance on the income that may be realized from its investment activities.  See Tonopah Mining Co., 26 S.E.C. at 428-30; cf. Securities and Exchange Commission v. Fifth Avenue Coach Lines, 289 F. Supp. 3, 30 (S.D.N.Y. 1968) (stating purpose of the Act is to prevent abuses growing out of the unregulated power of management to use large amounts of cash), aff’d, 435 F.2d 510 (2d Cir. 1970).  In this connection a company’s most important public representations are those contained in its annual reports and its other communications with shareholders and the investing public.  See, e.g., Newmont Mining Corp., 36 S.E.C. at 432-33 (1955) (discussing annual reports); Moses v. Black, No. 78 Civ. 1913, [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) at ¶ 97,866 (S.D.N.Y. 1981) (discussing annual reports and public filings); Tonopah Mining Co., 26 S.E.C. at 428-30 (discussing charter, application for stock registration, and annual reports to shareholders).  The Applicant has never held itself out as anything other than a mining company and, in particular, has not held itself out as an investment company within the meaning of the Act.  The Applicant has never been registered as an investment company (or subject to any analogous regulatory scheme in Canada or in any other jurisdiction).  The Applicant has consistently represented itself to its shareholders and the public as a company actively engaged in the mining business.

For example, in its 2012 Annual Report to Shareholders for the fiscal year ended June 30, 2012, the Applicant referenced its primary engagement “in the exploration, development, and mining of gold and silver deposits in South America (Peru and Ecuador) and the [United States].”  The Applicant cites, among its corporate objectives and strategy, an intent “to continue to deliver value to shareholders by increasing its mineral resources and reserves and expanding its low-cost production in silver and gold projects located in select countries in the Americas.”

The 2012 Annual Report to Shareholders, at page three of the Management’s Discussion and Analysis, summarizes the following development and production steps the Company plans to take to further grow and diversify its asset base:

–	Increase production and cash flow from existing levels to approximately 200,000 gold equivalent ounces per year in the next two to three years;

–	Increase mineral reserves and resources at the Pallancata Mine, maintain current production levels and maintain or increase cash dividend distributions from the Pallancata Mine;

–	Advance the Inmaculada property to production by December 2013 and continue with an aggressive exploration program in order to expand reserves and resources;

–	Complete permitting and commence construction at the Goldfield Project in Nevada;

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–	Continue with metallurgical test work at the Converse gold property in Nevada;

–	Advance the Applicant’s other exploration projects in the Americas; and,

–	Seek property and/or corporate acquisitions to increase cash flow and to expand the Company’s portfolio of exploration and development projects.

In addition, in numerous analyst reports and other publications, representative samples of which are attached hereto as Exhibit 7, the Applicant is described as a mining company, principally and actively engaged in the businesses of mining.  For example, the attached reports describe the Applicant as “a silver and gold producer with assets in Peru, Nevada and Ecuador” and “a precious metals mining and development company with 6 primary projects in Peru, Nevada and Ecuador.”  In addition, as attached, analyst recommendations regarding the Applicant’s securities are classified within the basic/precious metals industry.

In short, the Applicant does not, and has not ever, held itself out as an investment company.  The Applicant generally does not make public representations regarding its “investment securities” except as may be required by applicable securities laws.  The Applicant has never emphasized its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth.  Rather, as exemplified above, press releases and other written communications from the Applicant emphasize the Applicant’s active role in mining and developing the earth’s mineral resources, and numerous analyst reports and other publications consistently describe the Applicant as engaged in the mining industry.

In light of the foregoing, the Applicant believes that investors purchase shares of the Applicant with the expectation of gaining from the Applicant’s growth as a leading international mining group, engaged in the business of exploration, development, and mining of gold and silver deposits, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities.

Activities of Officers and Directors

The activities of a company’s officers, directors and employees are important in evaluating the primary business of a company because they show the extent to which a company’s resources are directed to investment activities, as opposed to operating activities.  See, e.g., Moses v. Black, [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 97,866; Newmont Mining Corp., 36 S.E.C. at 433-34; Real Silk Hosiery Mills, Inc., 36 S.E.C. 365, 366 (1955).  The Applicant’s senior executive officers are actively involved in the Applicant’s mining business.  All the Applicant’s senior executive officers devote their full time to management of the mining operations of the Applicant and the other members of the Group.  The activities of the Applicant’s directors are exclusively focused on the supervision and oversight of the Applicant and its senior executive officers in the management of the Applicant’s mining operations.  The Applicant’s outside directors were selected for the Applicant’s board because of their specific knowledge of mining and/or mining law and their specific knowledge of the countries in which the Applicant conducts its mining and exploration business.

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The Applicant does not maintain an investment department or an analytical or trading staff that focuses on securities investment activities.  As described under “Statement of Facts – Management,” all of the Applicant’s senior executive officers have significant experience in the mining industry and most of them hold mineral exploitation or geology degrees.  None of the Applicant’s directors provide expertise in the business of investing in securities or managing an investment company.

Thus, the active involvement of the Applicant’s senior executive officers and directors in the Applicant’s mining operations, their extensive experience in the mining industry and their educational backgrounds lead to the conclusion that the Applicant is primarily engaged in the mining business.

The Applicant’s Present Assets
A review of the nature of the Applicant’s assets also supports the conclusion that the Applicant is primarily engaged in a business other than that of investing, holding, or trading securities and therefore is outside the scope of the Act.  As of June 30, 2012 and September 30, 2012, the Applicant’s total assets (exclusive of U.S. government securities and cash items) and calculated in accordance with Section 2(a)(41) of the Act were approximately $895.9 million and $895.4 million, respectively.  As of the end of the recently completed fiscal year and financial quarter, the value (calculated in accordance with Section 2(a)(41 of the Act) of all securities owned by the Applicant, other than securities of the Applicant’s majority-owned subsidiaries and controlled companies, accounted for less than one half of one percent of the Applicant’s total assets.

The Applicant’s Present Income

Unlike a typical investment company, the Applicant has never derived any material income from selling appreciated securities.  For the 12 months ended June 30, 2012, the Applicant recorded a loss of $1,026,280 on the Applicant’s investment in “other affiliated companies” and securities other than those of its majority-owned subsidiaries and controlled companies (as listed in Exhibit 5 attached hereto), equal to -3.37% of Applicant’s gross income (net profit before tax) for such period.  For the 3 months ended September 30, 2012, the Applicant recorded a net loss of $253,488 on such securities, equal to -2.37% of Applicant’s income from continuing operations before taxes for such period.

Conclusion

The qualitative factors discussed above all support the conclusion that the Applicant is not primarily engaged in the business of investing in securities, but instead is primarily engaged, through majority-owned subsidiaries and controlled companies, in the mining business.  Therefore, the Applicant believes that it is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities and falls within the exception set forth in Section 3(b)(2) of the Act.

Section 6(c)

If the Commission should decline to grant an order under Section 3(b)(2) of the Act as requested in this Application, the Applicant requests that the Commission enter an order under Section 6(c) of the Act exempting the Applicant from all provisions of the Act and all rules and regulations thereunder.  Section 6(c) of the Act provides that the Commission may

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unconditionally exempt any person from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of [the Act].”

A leading case, Moses v. Black16, states that the Act was the “product of Congressional concern that existing legislation in the securities field did not afford adequate protection to the purchasers of investment company securities” and that “[i]nvestment companies, most familiar today as mutual funds, are characterized by large liquid pools of funds entrusted by the investing public to investment companies and their management for investment in corporate enterprise . . . .”  The main abuses of investment companies that the Act was designed to curtail were those that “flow from the very nature of the assets of investment companies” because the liquid, mobile, and readily negotiable nature of cash and securities made it easy for person to embezzle, steal, or use them for improper purposes or to foster their own interest rather than those of shareholders.17

The Applicant is not the type of entity Congress intended be regulated by the Act, and its business activities are not likely to result in the types of abuses that prompted the adoption of the Act.  The Applicant was not and is not organized as an investment company and is not engaged in the business of investing or trading in securities.  The Applicant’s assets do not consist of liquid, mobile, and readily negotiable cash and securities or large liquid pools of funds.  To the contrary, the Applicant has been, and intends to be, a significant long-term participant in the South American and United States mining industry.

The fact that the Applicant has, for valid economic and legal reasons, chosen or been required to conduct its business using structures not constructed with the Act in mind should not work to the detriment of the Applicant or its shareholders by causing the Applicant to be treated as an investment company and subject to the Act.

As the Commission itself has stated, there has been a “proliferation of new vehicles, the development of new markets, and the creation of new financial interest which by virtue of the scope and expansiveness of the operative phrases ‘primarily in the business of investing, reinvesting, or trading in securities,’ are within the reach of [the Act].  Many of the vehicles and interests, and the markets in which they are traded, are adapted only with great difficult to regulation under [the Act]; some appear as a practical matter to be prohibited under that regulatory pattern.  In many instances, the vehicles and interests implicate only to a minor extent certain of the core problems to which various provisions of [the Act] are addressed.”18  The

16	[1981 Transfer Binder] Fed. Sec. L. Rep. (CCH), at 97,866.

17	S. Rep. No. 1775, 76th Cong., 3d Sess. at 6 (1940). In its 1939 report on Investment Trusts and Investment Companies, the Commission identified the following as areas of abuse: (i) the ability of unscrupulous brokers, investment bankers, and commercial bankers to control investment companies for their own interests at the expense of shareholders, (ii) improper transactions facilitated by unrestricted dealings between investment companies and affiliated persons, which permitted far greater flexibility and allowed investment companies to share in affiliates’ profitable enterprises, and (iii) the treatment of investment companies by insiders as a source of private capital and as markets for otherwise unsalable securities. Report of the Securities and Exchange Commission on Investments Trusts and Investment Companies (1939).

18	Request for Comments, Investment Company Act Release No. 17534 (1990).

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Applicant is one of those entities – a company that is not of the type and that does not engage in the activities which the Act was designed to regulate.

APPLICATION FOR AN ORDER PURSUANT TO SECTION 45(a) OF THE ACT

For the reasons discussed below, the Applicant hereby requests an order granting confidential treatment pursuant to Section 45(a) of the Act for the redacted portions of this Application (Exhibit 6).  Section 45(a) of the Act states that confidential treatment of information in an application to the Commission is appropriate when public disclosure of such information is “neither necessary nor appropriate in the public interest or for the protection of investors.”

The Applicant believes that public disclosure of the information on Exhibit 6 is neither necessary nor appropriate in the public interest or for the protection of investors.  The Applicant submits that the publicly available financial data and other information in this Application is sufficient to fully apprise any interested member of the public of the basis for the orders requested in this Application and, more specifically, contains an adequate summary of the redacted information.  While the Applicant recognizes that the Commission may have legitimate reasons for wishing to see the redacted Exhibit (such as, for example, satisfying itself that the description in this Application of such information is fair and accurate), it does not believe there is a legitimate reason for a member of the public to have access to this information that the Applicant does not otherwise publicly disclose.

Additionally, the Applicant believes that the public disclosure of this information would cause substantial harm to its competitive position as it would provide competitors with insight into the structure and governance of the Applicant that they would not otherwise have, and it may negatively impact the Applicant’s relationships with existing or potential future joint venture partners or bargaining position in relation thereto.  Lastly, the joint venture agreement (which includes the information on Exhibit 6) requires that the parties treat such information as confidential.  As such, the Applicant treats the information contained on Exhibit 6 as confidential and believes that it is unlikely that such information would fall into the possession of any other person unless the Commission were to make it publicly available.  In view of the reasons stated above, the Applicant believes that it has met the standards for obtaining an order under Section 45(a) of the Act, and its request for such order should be granted.

RELIEF REQUESTED

The Applicant respectfully requests an order of the Commission, pursuant to Section 3(b)(2), declaring that the Applicant is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities either directly, through majority-owned subsidiaries, or through controlled companies conducting similar types of businesses, or, in the alternative, an order of the Commission, pursuant to Section 6(c) exempting the Applicant from all provisions of the Act and all rules and regulations thereunder.  The Applicant also respectfully requests an order of the Commission, pursuant to Section 45(a), granting confidential treatment for the redacted portions of this Application.

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The Applicant respectfully requests that the Commission enter an order pursuant to Rule 0-5 under the Act without a hearing being held.

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Company hereby states that the officer signing and filing this Application on behalf of the Company is authorized to do so by virtue of the authority vested in him by resolution of the Board of Directors of the Applicant, the form of which is attached hereto as Exhibit 8.  The Company has complied with all requirements for the execution and filing of this Application.

COMMUNICATION

The Company states that all communications or questions should be directed to:

Christopher L. Doerksen
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800

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SIGNATURE AND VERIFICATION

The undersigned states that he has duly executed the attached Application for an Order Pursuant to Section 3(b)(2) or Section 6(c) and Section 45(a) of the Investment Company Act of 1940 dated February 4, 2013 for and on behalf of International Minerals Corporation; that he is the Chief Financial Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INTERNATIONAL MINERALS CORPORORATION

By:	/s/ Scott Brundson
Scott Brunsdon
Chief Financial Officer

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LIST OF EXHIBITS

1.	2012 Annual Report to Shareholders

2.	Annual Information Form

3.	Management's Discussion and Analysis for the Financial Quarter Ended September 30, 2012

4.	The Applicant's Financial Statements for the Financial Quarter Ended September 30, 2012

5.	List of Wholly-Owned Subsidiaries, Majority-Owned Subsidiaries, Controlled Companies and Affiliated Companies

6.	Summary of Confidential Terms of 2010 Joint Venture Agreement between the Applicant and Hochschild (Confidential Treatment Requested – Submitted under Separate Cover)19

7.	Analyst Reports relating to the Applicant

8.	Resolutions of the Board of Directors of the Applicant

19	The 2010 Joint Venture Agreement contains a confidentiality provision that applies to all parties to the agreement. Pursuant to the terms of that provision, the Applicant is obligated to inform you that disclosure of the information contained within this Exhibit 6 is not being made by, or on behalf of, any party to the 2010 Joint Venture Agreement other than the Applicant, and that no other party to the 2010 Joint Venture Agreement, other than the Applicant, is responsible for the truthfulness of the information contained within this Exhibit 6.

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Exhibit 1 – 2012 Annual Report to Shareholders

2012 ANNUAL REPORT

FOR FISCAL YEAR ENDED JUNE 30

INTERNATIONAL MINERALS
(TSX and SIX: IMZ)

   LETTER TO SHAREHOLDERS - FISCAL YEAR ENDED JUNE 30, 2012

September 28, 2012	All currency amounts are in US Dollars unless indicated otherwise

Dear Fellow Shareholders,

Although the Company’s financial performance for the fiscal year ended June 30, 2012 (the “Current Year”) was not as impressive as last year’s record-breaking performance (the “Prior Year”), the Company still had a successful year and achieved several notable technical and financial milestones and we are well-positioned for an improved financial performance in 2013.

It should be understood that the Current Year marks the first time that the Company’s annual audited financial statements have been reported under International Financial Reporting Standards (IFRS) and not Canadian GAAP. Please see the accompanying Financial Statements and Management Discussion and Analysis (“MD&A) for further details of this significant change in financial reporting.

Significant Achievements for the Current Year:

The Company:

●
Received significant cash distributions of $40 million from the Pallancata silver mine in Peru, compared to $46 million for the Prior Year. Pallancata is owned 40% by the Company and 60% by Hochschild Mining plc (“Hochschild”).

●
Completed a positive feasibility study on the Inmaculada gold-silver property in Peru (also owned 40% by the Company and 60% by Hochschild) and commenced construction of the mine. The targeted date for the commencement of production is December 2013, subject to the receipt of final construction permits.

●
Issued a positive feasibility study for our 100%-owned Gemfield gold deposit on the Goldfield property in Nevada and is successfully advancing permitting, with a goal of commencing mine construction by mid-calendar year 2014 and production in mid-calendar year 2015.

●
In May 2012, sold our 3% net smelter return (“NSR”) royalty on production from Barrick’s Ruby Hill gold mine in Nevada for $38.0 million (net of taxes) and recorded a gain on the sale of $27.9 million.

●	Completed a Normal Course Issuer Bid share repurchase program and repurchased 3.0 million of our common shares through the Toronto Stock Exchange at a cost of Cdn$17.1 million.

●
Also in May 2012, we redeemed in cash (at maturity) the May 2006 convertible debentures totaling $39.6 million, while still maintaining a strong cash and equivalents position of $81.2 million as of June 30, 2012.

●	Reported proven and probable reserves at the Gemfield deposit and the Inmaculada property, both for the first time.

●
Released a positive preliminary economic assessment (or scoping study) for our 100%-owned Converse gold property in Nevada. A decision on initiating a full feasibility study at Converse will be made early in calendar year 2013 when all metallurgical testwork is complete.

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Financial Performance for the Current Year:

The Company:

●	Ended the Current Year with $81.2 million in cash and equivalents compared to $85.8 million in the Prior Year.

●	Reported net cash flow from continuing operations (primarily the Pallancata Mine) for the Current Year of $29.1 million compared to $35.9 million for the Prior Year.

●	Generated a gain and income from discontinued operations related to the Ruby Hill royalty of $30.0 million ($0.25/share) for the Current Year compared to $3.6 million ($0.03/share) for the Prior Year.

●
Reported a loss from discontinued operations related to the Rio Blanco and Gaby resource properties in Ecuador of $53.2 million (a loss of $0.44/share) as a result of a decision to seek alternatives to maximize the value of these assets, including a sale of the assets.

●	Generated after-tax net income from continuing operations of $28.0 million for the Current Year ($0.23/share) compared to $56.7 million ($0.48/share) for the Prior Year;

●	Reported after-tax net and comprehensive income of $4.8 million ($0.04/share) compared to $60.3 million ($0.51/share) for the Prior Year.

●
Ended the Current Year with working capital of $126.7 million compared to $50.4 million in the Prior Year. (Current Year working capital includes $40 million in estimated proceeds, net of selling expenses, from the possible disposition of the Ecuadorian assets.)

●	Total assets decreased to $336.2 million from $369.7 million in the Prior Year, primarily due to the $53.2 million write-down of the carrying value of the Rio Blanco and Gaby properties in Ecuador.

●	Reported the following production and costs data from the Pallancata silver mine in Peru:

➢	For the Current Year, production (on a 100% basis) was approximately 8.2 million ounces of silver (Prior Year: 9.5 million ounces) and 29,689 ounces of gold (Prior Year: 34,517 ounces).

➢	The Company’s 40% share of production was approximately 3.3 million ounces of silver (Prior Year: 3.8 million ounces) and 11,876 ounces of gold (Prior Year: 13,807 ounces).

The decrease in gold and silver production compared to the Prior Year was due primarily to a decrease in the grades of both silver and gold processed because (a) higher metal prices allowed lower-grade material to be mined profitably, (b) the mine experienced an increase in mining dilution due to narrower veins being mined and c) the mine experienced operational scheduling constraints, which restricted mine development and backfill placement.

➢
For the Current Year, direct onsite cash costs were $3.31 per ounce (“/oz) of silver produced after gold by- product credit (Prior Year: $2.21/oz) and total cash costs (as defined by the Gold Institute) were $7.37/oz of silver produced (Prior Year: $6.04/oz) after gold by-product credit.

Costs per ounce of silver net of gold by-product credit increased in the Current Year primarily because of (a) lower silver and gold production, (b) lower gold by-product credit (c) an increase in mining costs associated with the preparation of stopes exploiting the narrower veins, and (d) increased Peruvian mining taxes (under a newly-enacted law in late 2011, which replaced the existing government royalty with an operating-profit based tax).

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Project Updates

A brief update on the Company’s key properties in Peru, the USA and Ecuador is provided below:

Pallancata Silver Mine, Peru (40% the Company, 60% Hochschild)

The Pallancata Mine in southern Peru continues to be a very successful mining operation and is now in its fifth year of production. In 2011, it was the sixth largest primary silver mine in the world.

In calendar year 2011, Pallancata produced (on a 100% basis) 8.77 million ounces of silver and almost 34,000 ounces of gold at a low total cash cost of $6.38/oz of silver (net of gold credit).

In calendar year 2012, the Company estimates that Pallancata’s production (100% basis) will be approximately 7.8 million ounces of silver and 32,000 ounces of gold at an estimated total cash cost of $8.00/oz of silver (net of gold credit), which is considered low-cost by world standards. Similar production levels and costs are expected in calendar year 2013.

As discussed previously, the decrease in gold and silver production compared to 2011 was due primarily to a decrease in the grades of both silver and gold processed because (a) higher metal prices allowed lower-grade material to be mined profitably, (b) the mine experienced an increase in mining dilution due to narrower veins being mined and c) the mine experienced operational scheduling constraints, which restricted mine development and backfill placement.

The mine continues to process ore at the rate of 3,000 tonnes per day (“tpd”) and existing reserves (as of December 31, 2011) are approximately 32 million ounces of silver and 152,000 ounces of gold contained within 3.5 million tonnes (Mt”) at an average grade of 287 grams per tonne (“g/t”) silver and 1.4 g/t gold. Including resources, the mine life is expected to be at least another seven years. In the first quarter of calendar 2013, Hochschild will report new reserve and resource estimates for the Pallancata Mine as of December 31, 2012.

To date, The Company has received almost $116 million in cash distributions from Pallancata for its 40% ownership, a very significant return on an original investment of less than $5 million by the Company.

Inmaculada Gold-Silver Project, Peru (40% the Company, 60% Hochschild)

In January 2012, the Company announced positive results for an independent feasibility study at its 40%-owned Inmaculada project, also located in southern Peru. Inmaculada is Hochschild’s #1 project for development worldwide and, subject to construction permits, is being fast-tracked into production by Hochschild with a targeted production date of December 2013.

At conservative base-case gold and silver prices of $1,100/oz and $18/oz respectively and a 3,500 tpd processing throughput, an underground mine on the Angela Vein deposit at Inmaculada could return (on a 100% basis) a pre-tax net present value at a 5% discount rate (“NPV5”) of approximately $181 million and an Internal rate of Return (“IRR”) of 18%. At $1,500 gold and $25 silver, the NPV5 increases to $551 million and the IRR to 38%, demonstrating the robust nature of the project and its leverage to current metal prices. At base case metal prices, total cash costs per ounce of gold (net of the silver by-product credit) are estimated at $172.

Based on IMZ’s 40% ownership of Inmaculada and Hochschild’s required contribution of the initial $100 million of the estimated $325 million in feasibility study and initial capital costs, IMZ’s attributable pre-tax NPV5 is approximately $85 million with an IRR of 26%, at base-case metal prices. At $1,500 gold and $25 silver, the NPV5 increases to $233 million and the IRR to 55%.

Estimated Proven and Probable mineral reserves at Inmaculada are 845,000 gold ounces and 30.1 million silver ounces contained within 7.8 Mt at an average grade of 3.4 g/t gold and 120 g/t silver. The initial mine-life is 6.3 years.

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Goldfield Gold Project, Nevada (100% the Company)

The Goldfield property (“Goldfield”) is located close to the historic mining town of Goldfield, Nevada, with reported historical production of over 4 million ounces of gold averaging 18 g/t gold, principally from the early 1900’s to the 1940’s.

Goldfield currently hosts three separate gold deposits (Gemfield, Goldfield Main and McMahon Ridge) with total Measured and Indicated resource estimates of 1.2 million ounces gold contained in 31.1 Mt at an average grade of 1.2 g/t.

In July 2102, the Company announced positive results from an independent feasibility study on the Gemfield gold deposit. The Goldfield Main and McMahon Ridge deposits do not form part of the current feasibility study as they remain subject to further drilling and metallurgical testwork.

The Gemfield feasibility study shows that at a base-case gold price of $1,350/oz and a projected 6,000 tpd heap leach processing throughput, an open-pit mine on the Gemfield deposit could produce 66,000 ounces of gold over a 6.5 year mine life and return a pre-tax NPV5 of approximately $102 million and an IRR of 22% based on initial estimated capital costs of $133 million. At $1,600/oz gold the economics improve to a pre-tax NPV5 of $179 million and an IRR of 33%. Total cash costs per ounce of gold (net of the silver by-product credit) are estimated at $611.

Proven and Probable reserves for Gemfield are estimated at 14.3 Mt at an average grade of 1.1 g/t gold, containing 511,000 ounces of gold.

Basic engineering is underway at Gemfield and, subject to ongoing permitting, financing and construction, production is estimated to commence in mid-calendar year 2015.

Converse Property, Nevada (100% the Company)

The Converse gold project (“Converse”) is located in the western part of the Battle Mountain Gold Belt, a mineralized belt that accounts for over 50 million ounces of reported cumulative gold production and mineral resources.

In December 2011 the Company announced the positive results of an independent preliminary economic assessment (or scoping study) for Converse.

At base-case gold and silver prices of $1,300/oz and $25/oz respectively and a 45,000 tpd heap leach processing throughput, an open-pit mining project at Converse could produce 160,000 ounces of gold over a 13.5 year mine life and return a pre-tax NPV5 of approximately $185 million and an IRR of 11%, based on conceptual mine production of 217Mt at an average grade of 0.52 grams per tonne gold and 3.9 g/t silver. At $1,600/oz gold the economics improve to a pre-tax NPV5 of $639 million and an IRR of 23%.

Measured and Indicated resources for Converse are estimated at 320 Mt at an average grade of 0.51 g/t gold and 3.7 g/t silver, containing 5.2 million ounces of gold and 38 million ounces of silver. Currently there are no reserves at Converse.

A decision on initiating a full feasibility study at Converse will be made early in calendar year 2013 when current metallurgical testwork is complete.

Ecuador

The Company’s Ecuadorian properties consist of the Rio Blanco feasibility-stage gold-silver property and the advanced-exploration stage Gaby gold property. The Company owns a 100% interest in the Rio Blanco concessions and variable interests between 50% and 100% of the Gaby mineral concessions.

In early 2008, the Ecuadorian government adopted a Mining Mandate, which suspended activities on all mineral concessions in Ecuador while a new Mining Law was being adopted. Following the introduction of the new Mining Law and regulations in 2009, the Company commenced negotiations in February 2011 for a production contract for the Rio Blanco property. The negotiations have been on-going for over 18 months without resolution of significant issues. In May 2012, the Company

5

appointed two North American investment advisors to assist the Company in implementing its strategy to maximize the value of its resource properties in Ecuador, including a sale.

Calendar Year 2013 – Corporate Objectives

During the remainder of fiscal and calendar year 2013, the Company's exploration and development efforts are expected to focus primarily on:

●	The Pallancata Silver Mine (40% IMZ) in Peru:

–	Working with Hochschild to produce approximately 7.8 million ounces of silver and 32,000 ounces of gold, in calendar 2012 (the Company’s estimate on a 100% project basis).

–	Increasing mineral resources and reserves to extend the existing mine life (approximately 4.0 years based on current reserves).

●	The Inmaculada gold-silver project (40% IMZ), also in Peru:

–
Working with Hochschild to continue with mine development, permitting and construction with production targeted to commence prior to the end of calendar year 2013, but subject to the receipt of final construction permits.

–	Continuing with an aggressive exploration program in order to expand reserves and resources.

●
At the Goldfield gold project (100% IMZ) in Nevada: advancing the Gemfield deposit to commence construction in 2014, following the completion of permitting, with the goal of potential production in mid-calendar year 2015.

●	At the Converse gold project (100% IMZ), also in Nevada: commencing a feasibility study at the end of calendar year 2012, if metallurgical testwork justifies such a study.

●	At the Rio Blanco gold-silver project (100% IMZ) and the Gaby gold project (approximately 60% IMZ) in Ecuador, implementing our strategy to maximize their value, including their sale.

●
Continuing to seek investment opportunities in precious metals properties in low political risk countries in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative abilities to enhance value.

On behalf of the Board of Directors and senior management of the Company, I thank the Company’s employees and consultants for all their efforts in 2012 and the Company’s shareholders for their continuing support and belief in the long-term success of the Company.

Sincerely,

Stephen J. Kay
President and Chief Executive Officer

6

International Minerals Corporation – Location of Principal Properties

7

CORPORATE GOVERNANCE

Pursuant to the regulations of the TSX and the Swiss Stock Exchange (“SIX”), the Company must annually disclose its corporate governance policies as an integral part of the information provided to the public to enable them to assess the quality of the Company.  According to TSX guidelines, this disclosure must be contained in the Company’s Management Proxy Circular, which is filed annually, prior to the Company’s Annual General Meeting.  Generally, the SIX requires that a review of corporate governance policies must be included in an issuer’s Annual Report.  However, to avoid duplication of reporting, the SIX allows the Company to fulfill its obligation to report its corporate governance practices by filing the disclosure annually in its Management Proxy Circular, which was filed simultaneously with its Annual Report on September 28, 2012.

Corporate governance disclosure for the 2012 fiscal year is presented in the Company’s Management Proxy Circular dated September 27, 2012, which can be found on the Company’s website at:

http://www.intlminerals.com/images/pdf/filings/Management_Proxy_Circular_2012.pdf

More generically, it is posted under “Company Filings” on the Investor menu tab of the Company’s website (www.intlminerals.com). The information has also been filed on SEDAR (www.sedar.com) under the Company’s name.

8

INTERNATIONAL MINERALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

YEARS ENDED JUNE 30, 2012 AND 2011

9

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
International Minerals Corporation

We have audited the accompanying consolidated financial statements of International Minerals Corporation, which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010 and the consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended June 30, 2012 and June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of International Minerals Corporation as at June 30, 2012, June 30, 2011 and July 1, 2010 and its financial performance and its cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants

September 27, 2012

10

INTERNATIONAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	June 30, 2012	June 30, 2011	July 1, 2010
		(Note 20)	(Note 20)
ASSETS

Current
Cash and equivalents (Note 5)	$81,243,474	$85,839,236	$29,031,435
Receivables	79,105	2,847,666	3,682,704
Due from related party (Note 12)	6,210,377	557,367	–
Prepaid expenses and deposits	35,373	81,357	116,324
Investments (Note 6)	2,557,195	4,437,839	3,082,317
Discontinued operations – Ecuador resource properties (Note 7)	39,976,344	–	–

Current assets	130,101,868	93,763,465	35,912,780

Non-current
Property, plant and equipment (Note 9)	359,724	250,789	209,649
Investment in associate (Note 8)	133,146,660	120,133,542	36,666,973
Investment in resource properties (Note 10)	72,401,093	56,814,136	121,277,222
Reclamation bonds (Note 11)	185,100	135,100	138,000
Discontinued operations – mine royalty (Note 7)	–	13,152,415	13,897,695
Discontinued operations – Ecuador resource properties (Note 7)	–	85,451,660	81,457,321

Non-current assets	206,092,577	275,937,642	253,646,860

Total assets	$336,194,445	$369,701,107	$289,559,640

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	$1,397,461	$700,771	$2,602,807
Accrued severance and payroll costs	736,500	652,708	1,226,778
Due to related parties (Note 12)	17,649	62,079	11,819
Accrued interest payable on convertible debentures	–	187,661	174,869
Convertible debentures (Note 13)	–	40,944,188	–
Discontinued operations – mine royalty (Note 7)	113,152	–	–
Discontinued operations – Ecuador resource properties (Note 7)	1,103,150	872,566	1,604,175

Current liabilities	3,367,912	43,419,973	5,620,448

Non-current
Convertible debentures (Note 13)	–	–	36,646,543
Deferred income tax liability (Note 19)	8,160,000	8,000,000	8,000,000
Discontinued operations – mine royalty (Note 7)	–	–	600,000

Non-current liabilities	8,160,000	8,000,000	45,246,543

Shareholders' equity
Capital stock (Note 14)	240,784,904	245,260,695	217,204,514
Reserves (Note 14)	4,869,396	4,774,831	7,100,512
Equity component of convertible debentures (Note 13)	–	4,945,008	4,945,008
Equity gain on carried interest (Note 8)	16,782,196	–	–
Retained earnings	62,230,037	63,300,600	2,666,515

Capital and reserves attributable to the shareholders of the Company	324,666,533	318,281,134	231,916,549

Non-controlling interest in subsidiary (Note 8)	–	–	6,776,100

Total liabilities and shareholders’ equity	$336,194,445	$369,701,107	$289,559,640

Nature and continuance of operations (Note 1)
Commitments (Note 21)

Subsequent events (Note 22)
Approved on September 27, 2012 by the Directors:

“Stephen J. Kay”	Director	“W. Michael Smith”	Director
Stephen J. Kay		W. Michael Smith

The accompanying notes are an integral part of these consolidated financial statements.

11

INTERNATIONAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in United States dollars)
YEAR ENDED JUNE 30

	2012	2011
		(Note 20)
Revenue	$–	$–

Income from associate (Note 8)	42,952,390	56,788,504

Other income/(loss) (Note 4)	(1,178,435)	12,206,564

Total income	41,773,955	68,995,068

Expenses
Amortization and depreciation (Note 4)	(776,985)	(761,063)
Salaries and employee benefits (Note 4)	(3,387,372)	(2,848,555)
Administrative costs (Note 4)	(3,374,828)	(2,098,400)
Stock-based compensation (Note 14)	(627,506)	(662,768)
Financing expense	(2,427,346)	(3,801,160)
Write-downs	(739,566)	(2,134,102)

Total expenses	(11,333,603)	(12,306,048)

Income from continuing operations before taxes	30,440,352	56,689,020

Deferred income taxes (Note 19)	(160,000)	–
Income taxes (Note 19)	(2,292,474)	–

Net income from continuing operations after taxes	27,987,878	56,689,020

Discontinued operations net of taxes
Disposal gain and income from mine royalty (Note 7)	30,042,021	3,632,190
Write-down of discontinued operations – Ecuador resource properties (Note 7)	(53,238,265)	–

Income/(loss) from discontinued operations	(23,196,244)	3,632,190

Net income and comprehensive income after taxes	$4,791,634	$60,321,210

Net income from continuing operations after taxes per common share
Basic	$0.23	$0.48
Diluted	$0.23	$0.48
Income/(loss) from discontinued operations after taxes per common share
Basic	$(0.19)	$0.03
Diluted	$(0.19)	$0.03
Net income after taxes per common share
Basic	$0.04	$0.51
Diluted	$0.04	$0.51

Weighted average number of common shares outstanding - basic (Note 14)	119,726,674	118,222,472
Weighted average number of common shares outstanding - diluted (Note 14)	120,298,346	118,984,254

The accompanying notes are an integral part of these consolidated financial statements.

12

INTERNATIONAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
YEAR ENDED JUNE 30

	2012	2011
CASH FLOWS FROM CONTINUING OPERATIONS
Net income for the year from continuing operations	$27,987,878	$56,689,020
Adjustments to net income:
Amortization and depreciation	776,985	761,063
Stock-based compensation	627,506	662,768
Unrealized foreign exchange (gain)/loss	(1,358,469)	2,419,178
Realized gain on sale of investments	(1,135,855)	-
Unrealized loss/(gain) on investments	2,162,135	(1,259,424)
Write-downs	739,566	2,897,965
Financing expense	2,114,809	3,801,160
Equity income from investment in associate	(42,952,390)	(56,788,504)
Gain on sale of investment in associate	–	(12,487,218)
Interest income	(283,071)	(285,174)
Deferred income tax expense	160,000	–
Cash distributions received from investment in associate	40,000,000	36,000,000
Changes in non-cash working capital items:
Decrease in receivables	183,220	3,532,287
Decrease in prepaid expenses and deposits	45,984	34,967
Increase (decrease) in accounts payable	358,323	(153,124)
Increase in due from related party	(210,377)	–
(Decrease) increase in accrued severance and payroll costs	(89,906)	16,865
(Decrease) increase in due to related party	(44,430)	50,260

Net cash flow from continuing operations provided by operating activities	29,081,908	35,892,089

Net (loss)/income for the year from discontinued operations	(23,196,244)	3,632,190
Discontinued operations – mine royalty (Note 7)	(24,734,433)	145,280
Discontinued operations – Ecuador resource properties (Note 7)	53,235,898	41,422

Net cash flow provided by discontinued operations	5,305,221	3,818,892

Net cash provided by operating activities	34,387,129	39,710,981

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Share issuance costs	–	(33,856)
Proceeds from the issuance of common shares	1,067,518	25,395,893
Convertible debenture interest payment	(2,114,809)	(2,205,099)
Convertible debenture payment	(39,577,883)	–
Repurchase of common shares	(16,923,880)	–

Net cash flow (used in) provided by financing activities	(57,549,054)	23,156,938

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Resource property expenditures	(15,148,669)	(17,093,600)
Proceeds from sale of property ownership interest	2,650,000	15,000,000
Purchase of investments	(648,162)	(148,054)
Sale of investments	1,295,517	–
Interest received	218,412	211,464
Purchase of property and equipment	(221,934)	(80,736)
Reclamation bonds	(50,000)	2,900
Recovery of investment in resource properties	–	603,065
Discontinued operations – mine royalty (Note 7)	38,000,000	–
Discontinued operations – Ecuador resource properties (Note 7)	(7,529,001)	(4,555,157)

Net cash flow provided by (used in) investing activities	18,566,163	(6,060,118)

Change in cash and equivalents for the year	(4,595,762)	56,807,801
Cash and equivalents, beginning of year	85,839,236	29,031,435

Cash and equivalents, end of year	$81,243,474	$85,839,236

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

13

INTERNATIONAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in United States dollars)
JUNE 30, 2012

	Capital Stock
	Number of shares	Amount	Reserves	Equity component of convertible debentures	Equity gain on carried intrest	Retained earnings	Total	Non- controlling interest in subsidiary	Total equity
Balance July 1, 2010 (Note 20)	115,242,581	$217,204,514	$7,100,512	$4,945,008	$–	$2,666,515	$231,916,549	$6,776,100	$238,692,649
Issued on conversion of debentures	2,616	18,570	–	–	–	–	18,570	–	18,570
Issued on exercise of options	1,396,620	8,071,467	(2,675,574)	–	–	–	5,395,893	–	5,395,893
Issued on private placement	3,655,746	20,000,000	–	–	–	–	20,000,000	–	20,000,000
Share issuance costs	–	(33,856)	–	–	–	–	(33,856)	–	(33,856)
Stock-based compensation	–	–	662,768	–	–	–	662,768	–	662,768
Forfeiture of stock options	–	–	(312,875)	–	–	312,875	–	–	–
Sale of controlling interest in Quellopata (Note 8)	–	–	–	–	–	–	–	(6,776,100)	(6,776,100)
Net income for the year	–	–	–	–	–	60,321,210	60,321,210	–	60,321,210
Balance June 30, 2011	120,297,563	$245,260,695	$4,774,831	$4,945,008	$–	$63,300,600	$318,281,134	$–	$318,281,134
Issued on conversion of debentures	5,813	40,425	–	–	–	–	40,425	–	40,425
Issued on exercise of options	278,000	1,593,999	(526,481)	–	–	–	1,067,518	–	1,067,518
Expiry of options	–	–	(6,460)	–	–	6,460	–	–	–
Repurchase of common shares (Note 14)	(3,000,000)	(6,110,215)	–	–	–	(10,813,665)	(16,923,880)	–	(16,923,880)
Stock-based compensation	–	–	627,506	–	–	–	627,506	–	627,506
Equity component of debentures	–	–	–	(4,945,008)	–	4,945,008	–	–	–
Equity gain on carried interest	–	–	–	–	16,782,196	–	16,782,196	–	16,782,196
Net income for the year	–	–	–	–	–	4,791,634	4,791,634	–	4,791,634
Balance June 30, 2012	117,581,376	$240,784,904	$4,869,396	$–	$16,782,196	$62,230,037	$324,666,533	$–	$324,666,533

The accompanying notes are an integral part of these consolidated financial statements.

14

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

1.           NATURE AND CONTINUANCE OF OPERATIONS

International Minerals Corporation (the “Company”) is incorporated under the Business Corporations Act (Yukon Territory) and is in the business of exploring, developing and exploiting its mineral resource properties in South America and the United States. The head office and principal address of the Company is 7950 E Acoma Drive, Suite 211, Scottsdale, Arizona, 85260. The address of the Company’s registered and records office is 200-204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2.

In June 2006, the Company entered into a joint venture agreement with affiliated companies of Hochschild Mining Plc. (“Hochschild”) with respect to the Pallancata property in Peru. In order to earn and retain a 60% joint venture interest, Hochschild funded all necessary costs to bring the Pallancata property into initial underground production at a rate of 1,000 tonnes per day (“tpd”), at no cost to the Company and without recoupment of their capital expenditure, except through their own share of profit distributions.  Production at the mine has been expanded several times and is currently approximately 3,000 tpd.  The Company received its initial share of cash distributions in August 2009 and additional distributions have been received throughout 2010, 2011 and 2012 for total distributions received by the Company to June 30, 2012 of $109.7 million.

In January 2012, Hochschild completed a feasibility study on the Inmaculada property, also located in Peru, which is also owned 60% by Hochschild and 40% by the Company (Note 8). In February 2012, the Company and Hochschild approved the construction and development of an underground mine at Inmaculada.

At the 100% held Rio Blanco gold/silver project, located in Ecuador, the Company completed a feasibility study in January 2006 and an updated capital and operating cost estimate in February 2009. Following the introduction of the new Mining Law and regulations in 2009, the Company commenced negotiations in February 2011 for a production contract for the Rio Blanco property. The negotiations have been on-going for over 18 months without resolution of significant issues. As a result of the lack of progress in this critical negotiation, increasing social and community risks and activism, a lack of clarity with respect to the components of the taxation regime, concerns for the security of tenure for all concessions, and restrictive profit-sharing laws, in May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of the resource properties in Ecuador, including their sale (Note 7).

The Company held a 3% net smelter return (“NSR”) royalty on all production from the Ruby Hill open pit gold mine (the “mine royalty”) near Eureka, Nevada, owned by Barrick Gold Corporation (“Barrick”). This royalty was acquired as part of the acquisition of Metallic Ventures Gold Inc. (“Metallic”) completed on February 26, 2010, and produced nearly $10 million in gross royalty revenue for the Company. The Company’s royalty interest was sold to Royal Gold Inc. in May 2012 for an additional $38 million (Note 7).

The Company has identified proven and probable reserves at its Pallancata, Inmaculada, Rio Blanco and Goldfield properties and is currently developing or may proceed to develop these reserves.  The ability of the Company to recover the costs it has incurred to date on its other properties is dependent upon the Company being able to identify commercial ore bodies, to finance their development costs and to resolve any environmental, regulatory or other constraints, which may hinder the successful development and exploitation of the properties, or from their sale.

The Company believes it has adequate funds available to meet its operating and administrative obligations for the upcoming fiscal year. However, for significant capital projects, additional financing may be required.

	June 30, 2012	June 30, 2011	July 1, 2010

Working capital	$126,733,956	$50,343,492	$30,292,332

15

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) would replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The Company adopted IFRS as at July 1, 2011, with a transition date of July 1, 2010.  The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 20.

Statement of Compliance

These consolidated financial statements for the year ended June 30, 2012, have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements are the Company’s first annual financial statements prepared under IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date to IFRS of July 1, 2010. Consequently, the comparative figures for fiscal 2011 and the Company’s statement of financial position as at July 1, 2010, have been restated from Canadian GAAP to comply with IFRS.  The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 20, and additional reconciliation is provided in Note 4.

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on September 27, 2012.

Subsidiaries of the Company

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

The Company’s subsidiaries are as follows:

% Owned	Subsidiary of the Company	% Owned	Subsidiary / Associate Holdings	% Owned	Subsidiary / Associate Holdings
100	Ecuadorian Minerals Corporation (US)	100	Metallic Goldfield Inc.	100	Goldfield property (USA)
		100	Metallic Nevada Inc.	100	Converse property (USA)
		100	Metallic Ventures (US) Inc.
100	Ventura Gold Corp (US)			51	Del Oro property (USA)
100	Minera Oro Vega S.A.C.	40	Minera Suyamarca S.A.C. (associate)	100	Pallancata mine (in operation - Peru) and
					Inmaculada property (in development - Peru)
100	Square Valley AVV (Aruba)	100	San Luis Minerales SA (Panama)	100	Rio Blanco property (Ecuador)
		100	Ecuador Minerals Corp. (Panama)	100	Several Panama and Ecuador companies
					associated with Gaby property (Ecuador)
				55	Muyuyacu concession (Gaby)
				50	Papa Grande concession (Gaby)
				100	Other concessions (Gaby)

16

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with IFRS. The significant accounting policies adopted by the Company are as follows:

Estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements.  Actual results could differ from these estimates.

These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, which could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following: a) the recoverability of receivables; b) the valuation of financial instruments; c) the estimated useful lives of property, plant and equipment and the related depreciation; d) the carrying value and recoverability of investments in resource properties; e) investment in and contributions to the Suyamarca Joint Venture (the Pallancata Mine and the Inmaculada development project); f) the carrying value of assets related to discontinued operations; g) the recoverable proven and probable reserves and resources, life of mine, future metal prices, future operating results and net cash flows and recoverability of capitalized costs for mining properties; h) allocation of purchase price on acquisitions and dispositions; i) accrued severance and payroll costs; j) the valuation of deferred income taxes and allowances; k) the valuation of share-based compensation; and l) the determination of functional currencies.

Estimates and assumptions are reviewed on an on-going basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods.  The most critical accounting policies are described below.

Cash and equivalents

Cash is comprised of cash on hand, demand deposits, and money market funds, all of which are held in high-quality financial institutions.  Cash equivalents include short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to cash and which are subject to an insignificant risk of change in value. The Company invests in guaranteed investment certificates (GICs) and certificates of deposit (CDs) which may have maturity dates greater than three months, but can be liquidated without penalty at the Company’s option after thirty days. Because of the ability of the Company to liquidate these securities without interest or principal penalty, they are included in Bank notes as equivalents.

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation, amortization and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. PPE are depreciated using the straight-line method over the estimated useful lives of the individual assets at the following annual rates.

17

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Property, plant and equipment (cont’d…)

Automobiles and mining equipment	10% to 33%
Furniture and equipment	10% to 20%
Computer/communication equipment	20%
Computer software	33%
Leasehold improvements	20%

An item of PPE is reclassified when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized through profit or loss.

Investment in mine royalty (“Ruby Hill royalty”)

The investment in the Ruby Hill royalty interest has been included as assets related to discontinued operations because it was sold in May 2012.

Investment in associate

The Company conducts a significant portion of its business through equity interests in an associate. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a jointly controlled entity. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investment in associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized through profit or loss during the period. Cash distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment in the associate.

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the greater of its fair value less cost to sell and value in use (i.e. present value of its future cash flows). If the recoverable amount of an investment in associate is less than its carrying amount then an impairment loss is recognized in that period. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in an associate is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized through profit or loss in the period that the reversal occurs.

18

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Investment in associate (cont’d…)

Minera Suyamarca S.A.C. (“Suyamarca”), the joint venture company in which the Company owns a 40% interest, has a December year end which differs from the year end of the Company. However, the quarterly reporting periods coincide. For the purpose of applying the equity method of accounting, the financial statements of Suyamarca for each year end and each interim reporting period have been adjusted to be consistent with the Company’s reporting periods.

Investment in resource properties, exploration and evaluation assets

Exploration costs incurred on resource properties prior to the Company obtaining the legal right to explore a resource property are expensed in the period in which they are incurred.

Once the legal right to explore a resource property has been acquired, all costs related to the acquisition, exploration and evaluation of the resource property are capitalized on a property by property basis. These direct expenditures include such costs as analytical costs, surveying costs, geological studies, drilling costs, payments made to contractors, applicable administration costs and depreciation of plant and equipment used during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including an allocation of general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for the Company’s investments in a resource property are carried forward as an asset provided that one of the following conditions are met; (i) such costs are expected to be recouped in full through successful development and exploration of the resource property, or alternatively by sale; or (ii) although exploration and evaluation activities in the resource property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, active field work and other activities in relation to the resource property are continuing, or planned for the foreseeable future.

The carrying values of capitalized amounts are reviewed annually or whenever indicators of impairment are present. In the case of undeveloped resource properties, there may only be inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a resource property does not prove viable, all unrecoverable costs associated with the property are charged through profit or loss at the time that determination is made.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets” in PPE. Investment in resource property expenditures accumulated to that date is tested for impairment before the resource property costs are transferred to PPE.

The amounts shown for investments in resource properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically-recoverable mineral reserves, the ability of the Company to obtain the necessary financing and permitting to complete the development of the properties, and the future profitable production from the disposition of the metals produced from the properties.

Reclamation and decommissioning liabilities

The Company recognizes a liability for legal and constructive obligations relating to the reclamation of investments in resource properties and PPE when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such reclamation and decommissioning costs must be recognized at fair value, when a reliable estimate of fair value can be made in the period in which it is incurred. The fair value is added to the carrying value of the asset and amortized through profit or loss on a systematic basis over its estimated useful life. Fair value is measured based on the Company’s best estimate of the asset’s cash outflows. Present value must be used where the effect of the time value of money is material. The related liability is adjusted for each period for the unwinding of the

19

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Reclamation and decommissioning liabilities (cont'd…)

discount rate and for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation.

Royalty revenue recognition

Royalty revenue was recognized quarterly when management could reasonably estimate the royalty revenue from the sale of gold and silver production from the Ruby Hill Mine, pursuant to the terms of the royalty agreement with Barrick. Differences between estimates of royalty revenue and the actual amounts subsequently received were adjusted and recorded in the period that the actual amounts were known.  All prior period royalty revenue has been reclassified to disposal gain and income from Ruby Hill royalty in discontinued operations.

Impairment of long-lived assets

At each financial reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the greater of fair value less costs to sell and value in use (which is the present value of future cash flows expected to be realized from the asset). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized through profit or loss for the period. For the purposes of impairment testing, investments in resource properties are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately through profit or loss.

Assets related to discontinued operation

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use, are classified as assets related to discontinued operations.  Immediately before classification as discontinued operations, the assets are re-measured in accordance with the Company’s accounting policies.  Thereafter, generally, the assets are measured at the lower of their carrying amount and fair value less cost to sell and included in current assets as the sale is expected within the next 12 months. Comparative figures for the discontinued assets and liabilities are reported as non-current assets and liabilities in single line items on the statement of financial position for the prior year.

A discontinued operation is a component of the Company’s business that represents a separate major line of business that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale.  When an operation is classified as a discontinued operation, the comparative Statement of Comprehensive Income is restated as if the operation had been discontinued from the start of the comparative period. Income (loss) from discontinued operations is reported in the statement after net comprehensive income (loss) after taxes from continuing operations.

In the Consolidated Statement of Cash Flows, net cash flow provided by / (used in) discontinued operations is presented separately after net cash flows provided by / (used in) continuing operations. Actual cash received from the sale of assets, resource property expenditures and related operations are presented as discontinued operations within investing activities.

20

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company grants incentive stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is employed directly by the Company (for legal or tax purposes) or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black‐Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized in reserves is transferred to retained earnings.

In situations where equity instruments might be granted to non‐employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment. Otherwise, share‐based payments are measured at the fair value of goods or services received.

Earnings per share

Basic earnings  per share is computed by dividing net income and comprehensive income after taxes available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings  per share is computed similar to basic earnings  per share except that the weighted average shares outstanding are increased to include additional shares for the assumed conversion of the convertible debentures, exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that the convertible debentures and the outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Income taxes

Income tax expense is comprised of current tax, deferred taxes and withholding taxes.  Current tax and deferred tax are recognized in profit or loss, except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Withholding taxes are those taxes paid to the Peruvian government at the rate of 4.1% on funds transferred out of the country back to Canada from the profits of the Peruvian subsidiary.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

21

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The Company considers the functional currency of all its operations to be the United States dollar. The functional currency of each operation is determined after consideration of the primary economic environment of the operation.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

Should other operations exist that have functional currencies other than the US dollar, revenue and expense items are translated at average rates of exchange where there is a reasonable approximation of the exchange rate at the dates of the transactions. Statement of financial position items are translated at closing exchange rates at the reporting date.  Exchange differences on the re-translation of the foreign currency entities, with a functional currency other than the US dollar, at closing rates together with differences between the revenue and expenses translated at average and closing rates, would be recorded in the currency translation adjustment reserve in shareholders’ equity.

Financial instruments

Financial assets:

Financial assets are classified into one of the following four categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

i)  Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. In addition, all derivatives, including warrants of publicly traded companies are classified as FVTPL. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value at each reporting period and changes are recognized in profit or loss.

ii)  Held-to-maturity (“HTM”)

HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

iii)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

22

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments (cont'd…)

Financial assets (cont’d…)

iv)  Available-for-sale (“AFS”)

AFS assets are non-derivative financial assets not included in the above categories. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an AFS financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company classifies its financial assets as follows:

‐ Cash and equivalents and investments are classified as FVTPL.
‐ Receivables and due from related party are classified as loans and receivables.
- Reclamation bonds are classified as HTM.

Financial liabilities:

Financial liabilities are classified into one of two categories:  (i) Fair value through profit or loss (“FVTPL”); or (ii) Other financial liabilities.

i)  Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, if any, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

ii)  Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the corresponding period. The effective interest rate is the rate that exactly discounts to zero estimated future cash payments over the expected life of the financial liability, or where appropriate, a shorter period to the net carrying amount on initial recognition.

The Company classifies its accounts payable, accrued severance and payroll costs, due to related parties, accrued interest payable on convertible debentures, and convertible debentures as other financial liabilities.

Impairment of financial assets:

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

23

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments (cont'd…)

Impairment of financial assets (cont’d…)

For all financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets, with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized through profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Comprehensive income

Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events arising from anything other than the Company’s normal operations. It includes items that would not normally be included in net earnings, such as unrealized gains and losses on AFS investments.  Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in net earnings.

Accumulated other comprehensive income (“OCI”) is presented as a separate component within shareholders’ equity.  The presentation of accumulated OCI in the shareholders’ equity section of the consolidated statement of financial position is not required because the Company has not reported OCI for the periods presented.

Non-controlling interest

In prior years, a non-controlling interest existed in a Peruvian subsidiary of the Company that represented Hochschild’s share of the carrying value of the subsidiary that owned the Inmaculada property in Peru. This non-controlling interest was eliminated in December 2010 when the Company sold an 11% interest in the subsidiary, thereby reducing its current interest to less than a controlling interest (see Note 8).

Future accounting pronouncements

Presentation of Financial Statements

In June 2011, the IASB issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.

24

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Future accounting pronouncements (cont'd…)

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and established control as the basis for determining which entities are included in consolidated financial statements.  The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns.  The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control.  This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation - Special Purpose Entities.  IFRS 10 is effective for the Company beginning on July 1, 2013, with early adoption permitted.  The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Financial Instruments

IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture.

Any arrangement which is not structured through a separate entity, or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities, will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company's contractual share of the arrangement's assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for its interests in joint ventures using proportionate consolidation or equity accounting. The Company currently uses equity accounting for its joint arrangements. Accordingly, adoption of this standard is not expected to have any material impact on the Company’s financial statements.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities.  This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for the Company’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in

25

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

 3.           SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Future accounting pronouncements (cont'd…)

Disclosure of Interests in Other Entities (cont’d…)

other entities and the effects of those interests on the Company’s financial statements.  IFRS 12 is effective for the Company beginning after January 2013.  It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held-for-sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held-for-sale, the portion not classified as held-for-sale shall be accounted for using the equity method of accounting until the sale is completed, at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRS guidance, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company intends to adopt IFRS 13 prospectively in its financial statements for its fiscal period beginning on July 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures.  The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.  The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.  The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements.  The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014.  The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013.  These amendments are to be applied retrospectively.  The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

26

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

4.           RE-PRESENTATION OF STATEMENT OF COMPREHENSIVE INCOME IN ACCORDANCE WITH IFRS

In August 2012, the Company reached an agreement with the Swiss Stock Exchange Regulation (the “SIX”) with respect to the Company incorrectly adopting the presentation requirements of IFRS for its interim consolidated financial statements for the quarters ended September 30, 2011, December 31, 2011 and March 31, 2012.  The Company agreed with the findings of the SIX and has amended its presentation of its Consolidated Statement of Comprehensive Income to comply with IFRS requirements.  The presentation changes made by the Company do not affect net income, earnings per share, operating, investing and financing cash flows or retained earnings as reported by the Company.

The errors in presentation as identified by the SIX and agreed to by the Company are as follows:

(i)  In accordance with IAS 1, the Statement of Comprehensive Income must include a line item that presents revenue for the period.  The Company incorrectly reported royalty revenue as royalty income and has agreed to correct this misclassification.

(ii)  IAS 1 requires an entity to present an analysis of expenses using a classification based on either their nature or function within the entity, whichever provides information that is reliable and more relevant.  The Company presented expenses as both nature and as their function (a “staggered” presentation).  This Note 4 provides a reconciliation of expenses previously reported to the presentation format required by IFRS.

(iii)  In the notes to the financial statements, the Company disclosed that it held two investments which were valued using level 1 inputs, when in fact the carrying value disclosed was historical cost which is not a level 1 input.  This disclosure error has been corrected.

The Company revised the presentation format on the Statement of Comprehensive Income to more fully comply with IFRS, such that the Statement of Comprehensive Income is presented by nature of income or expense.  The tables below provide the detail for the previous presentation of the expenses.

Other income/(loss) includes gains/(losses) from investments, foreign exchange differences, gains from sale of resource properties and interest income previously grouped in other items:

	2012	2011

Foreign exchange (loss)	$(435,226)	$(1,825,252)
Unrealized gain (loss)/on investments	(2,162,135)	1,259,424
Realized gain on sale of investment	1,135,855	–
Realized gain on sale of interest in resource property	–	12,487,218
Interest income	283,071	285,174
Total other income/(loss)	$(1,178,435)	$12,206,564

27

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

4.           RE-PRESENTATION OF STATEMENT OF COMPREHENSIVE INCOME IN ACCORDANCE WITH IFRS (cont'd...)

Expenses:

	2012	2011

Amortization and Depreciation are non-cash costs which include amortization of non-reimbursable costs (previously shown as a deduction against income from associate), and depreciation of PPE (previously classified separately in expenses):

Depreciation of PPE	$55,517	$39,596
Amortization of non-reimbursable costs	721,468	721,467
Total amortization and depreciation	$776,985	$761,063

Salaries and employee benefits include costs incurred by the Company in the following categories:

Corporate and administrative	$2,281,472	$2,275,929
Monitoring costs	399,409	200,966
General exploration	339,408	4,582
Investor relations	367,083	367,078
Total salaries and employee benefits	$3,387,372	$2,848,555

Administrative costs include all general and administrative expenses (G&A) incurred by the Company to facilitate corporate activities and regional expenses not directly associated with specific resource properties or operating mines:

Monitoring costs - associate	$94,208	$974
General Exploration	273,156	19,713
Investor Relations	519,603	495,084
Office and General	1,043,832	505,301
Professional fees	1,115,630	768,827
Transfer agent and listing fees	180,589	164,952
Travel	147,810	143,549
Total administrative costs	$3,374,828	$2,098,400

Write-downs include property and asset write-downs, write-offs and recoveries and reflect management’s decision to expense previously capitalized costs:

Write-off of resource properties	$688,336	$2,611,815
Recovery of resource properties	–	(763,863)
Write-down of investments	51,230	286,150
Total write-downs	$739,566	$2,134,102

28

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

5.           CASH AND EQUIVALENTS

Cash and equivalents include:

	June 30, 2012	June 30, 2011	July 1, 2010

Corporate bank accounts	$23,439,267	$13,578,298	$481,124
Investment savings account (interest rates of 0.20% - 1.31%), various maturities	34,020,910	43,175,581	23,494,999
Bank notes and other (interest rates of 0.19% - 1.20%), various maturities	23,783,297	29,085,357	5,055,312

	$81,243,474	$85,839,236	$29,031,435

The Company invests in guaranteed investment certificates and certificates of deposit which may have maturity dates greater than three months, but can be liquidated without penalty at the Company’s option after thirty days. Because of the ability of the Company to liquidate these securities without interest or principal penalty, they are included in Bank notes as equivalents. Cash held in Ecuador has been transferred to discontinued operations.

6.           INVESTMENTS

The following tables set out the movement of the Company’s investments.

Company Name	Number of Shares	Carrying Value June 30, 2012	Carrying Value June 30, 2011	Carrying Value July 1, 2010

Galena International Resources	208,333	$22,362	$42,669	$32,788
African Aura Mining*	98,125	-–	–	95,467
Afferro Mining*	98,125	65,110	125,608	–
Aureus Mining*	98,125	84,260	100,486	–
Newstrike Capital	340,909	479,029	830,889	141,449
Colombian Mines Corp.	333,300	97,570	174,074	263,868
Continental Gold Limited	135,461	871,085	2,299,048	991,920
Sumatra Copper and Gold Limited	710,000	51,158	165,776	121,686
Santa Barbara Resources Limited (Note 12)	1,500,000	–	460,830	910,530
HMZ Metals Inc.	4,000,000	–	–	–
Oryx Mining and Exploration Limited	500,000	238,459	238,459	238,459
BuenaVista Gold plc	1,250,000	157,165	–	–
International Northair Mines	1,786,000	490,997	–	–
Caribbean Copper and Gold Corporation	1,200,000	–	–	286,150
		$2,557,195	$4,437,839	$3,082,317

*African Aura Mining (original investment) was reorganized into Afferro Mining and Aureus Mining in April 2011.

29

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

6.           INVESTMENTS (cont’d…)

	June 30, 2012	June 30, 2011

Beginning balance	$4,437,839	$3,082,317
Acquisition of Santa Barbara Resources Limited shares	–	148,054
Acquisition of BuenaVista Gold plc shares	157,165	–
Acquisition of International Northair Mines shares	490,997	–
Sale of Continental Gold Limited shares	(166,601)	–
Unrealized gain/(loss)	(2,162,135)	1,259,424
Write down of investment	(51,230)	(286,150)
Effect of foreign exchange	(148,840)	234,194

Ending balance	$2,557,195	$4,437,839

During the year, the Company sold 170,400 common shares of Continental Gold Limited for total cash proceeds of $1,295,517 (Cdn$1,299,663) and paid $6,940 in commissions. The Company recorded a total gain of $1,135,855 (Cdn$1,139,490).  In June 2012, the Company purchased 1,786,000 common shares and 893,000 warrants of International Northair Mines for a cost of $490,997 (Cdn$500,080). Each warrant is exercisable to purchase an additional common share of International Northair Mines at Cdn$0.40 until December 28, 2013, and as at June 30, 2012, the warrants had a value of $nil.

During the year ended June 30, 2012, the Company wrote-off its investment in Santa Barbara Resources Limited. The Company’s 1,500,000 shares of Santa Barbara Resource Limited carried a fair market value, before write-off, of $51,230 (Cdn$52,500). The initial cost of the investment was Cdn$417,500. Santa Barbara Resource Limited has a director in common with the Company.

Oryx Mining and Exploration Limited, and BuenaVista Gold plc are private companies and the carrying value is estimated at cost.

7.	DISCONTINUED OPERATIONS

During the year ended June 30, 2012, the Company designated two groups of assets or operations to be transferred into discontinued operations.  The first was the Ruby Hill royalty interest and the second included all property interests, other assets and operations in Ecuador.

The Ruby Hill royalty was a 3% NSR royalty on the value of gold and silver produced from certain mining claims owned by Barrick comprising the Ruby Hill mine, located in Nevada, USA. Although the Company was not actively seeking buyers for this royalty interest, in early May 2012, the Company received an offer of $38 million for the royalty. The Company evaluated this all-cash offer using risk-adjusted net present and future value methodologies and accepted the offer. The transaction was concluded in late May 2012. With the sale, the Company reclassified all royalty revenue and the recognized gain on the sale to discontinued operations for the current and comparative fiscal years.

30

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

7.	DISCONTINUED OPERATIONS (cont’d…)

The Ecuadorian properties consist of the Rio Blanco late-stage gold and silver exploration property and the earlier-stage Gaby gold property. The Company owns a 100% interest in the Rio Blanco concessions and variable interests between 50% and 100% of the Gaby mineral concessions.

In early 2008, following the election of a new President, the Ecuadorian government adopted a Mining Mandate, which suspended activities on all mineral concessions in Ecuador while a new Mining Law was being adopted. Following the introduction of the new Mining Law and regulations in 2009, the Company commenced negotiations in February 2011 for a production contract for the Rio Blanco property. The negotiations have been on-going for over 18 months without resolution of significant issues. As a result of the lack of progress in this critical negotiation, increasing social and community risks and activism, a lack of clarity with respect to the components of the taxation regime, concerns for the security of tenure for all concessions, and restrictive profit-sharing laws, in May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of the resource properties in Ecuador, including their sale.

Because of this decision, the value of these properties and the decision of the Company to cease funding further exploration activities on these properties, they were reclassified as discontinued operations and an impairment charge of $53,143,265 was recognized for the Ecuadorian properties. The remaining carrying value of $39,976,344 represents the Company’s best estimate of the aggregate recoverable value, less costs to sell, of the individual properties.

The fair market value for each property was determined, separately by the Company.  Fair market value for Rio Blanco was determined using variable metal price net present value (“NPV”) techniques with a discount applied to the NPVs representing the increased political and social risk of doing business in Ecuador. The Gaby property, being at an earlier stage of exploration does not lend itself to cash flow valuation techniques and therefore it was fair valued using the “comparative market approach”. This method identified what similar properties in other high political risk jurisdictions, including Ecuador, were valued at, or recently sold at, on a per ounce contained gold basis. A per ounce value was then applied to Gaby and the resultant value was reduced further to account for the Ecuadorian political and social risk factors.

The table below illustrates the components included in discontinued operations:

Ecuador	June 30, 2012	June 30, 2011	July 1, 2010

Assets
Cash and equivalents	$194,564	$287,826	$67,909
Receivables	15,365	22,148	53,380
Prepaid expenses and deposits	12,346	3,196	10,090
PPE - other	245,355	253,244	263,444
Investment in associate	1,535	1,535	1,535
Resource properties	39,323,453	84,805,703	80,986,262
Reclamation bond	183,726	78,008	74,701
Total assets transferred to discontinued operations	$39,976,344	$85,451,660	$81,457,321

-Continued-

31

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

7.	DISCONTINUED OPERATIONS (cont’d…)

Ecuador	June 30, 2012	June 30, 2011	July 1, 2010

Liabilities
Accounts payable	$73,927	$77,758	$142,925
Accrued severance and payroll costs	1,023,682	783,808	1,461,250
Due to related parties	5,541	11,000	–
Total liabilities transferred to discontinued operations	$1,103,150	$872,566	$1,604,175

Expenses
Write-down of Ecuador assets	$(53,238,265)	$–

Ruby Hill Royalty	June 30, 2012	June 30, 2011	July 1, 2010

Assets
Receivables	$–	$1,698,095	$456,211
Prepaid expenses and deposits	–	51,416	32,358
PPE - Ruby Hill	–	11,402,904	13,409,126
Total assets transferred to discontinued operations	$–	$13,152,415	$13,897,695

Liabilities
Accounts payable	$113,152	$–	$–
Deferred tax liability	–	–	600,000
Total liabilities transferred to discontinued operations	$113,152	$–	$600,000

Income and (Expenses)
Disposal gain	$27,856,118	$–
Revenue from royalty	3,660,281	5,303,592
Depletion of royalty income	(1,291,364)	(2,006,222)
Income taxes	–	600,000
Net proceeds tax	(183,014)	(265,180)
Total disposal gain and net royalty income	$30,042,021	$3,632,190

32

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

8.	INVESTMENT IN ASSOCIATE

	June 30, 2012	June 30, 2011

Suyamarca Joint Venture - Pallancata
Balance, beginning of year	$56,734,010	$36,666,973
Reinvestment of distributions	–	10,000,000
Distributions from Joint Venture	(46,000,000)	(46,000,000)
Equity income from Joint Venture	42,952,390	56,788,504
Amortization of non-reimbursable costs	(721,468)	(721,467)
Additional non-reimbursable costs	–	–

	52,964,932	56,734,010
Suyamarca Joint Venture - Inmaculada
Balance, beginning of year	63,399,532	–
Initial investment	–	64,002,597
Recovery of costs	–	(603,065)
Gain on carried interest in Inmaculada	16,782,196	–

	80,181,728	63,399,532

Investment in associate balance, end of year	$133,146,660	$120,133,542

On June 30, 2006, the Company entered into a joint venture agreement with affiliated companies of Hochschild to fast-track development, permitting and production at the Company’s Pallancata precious metals property in Peru. The Company and Hochschild formed Suyamarca to own the Pallancata property and associated assets. The common shares of Suyamarca are held 60% by Hochschild and 40% by the Company. Hochschild is the manager of Suyamarca.

In December 2010, the Company agreed to sell 11% of its 51% ownership in the Inmaculada property, also located in Peru, to its partner Hochschild for consideration of: $17,650,000 ($15 million cash was received in February 2011 and an additional $2.65 million in August 2011); Hochschild’s participation in a $20 million private placement of the Company’s common shares (completed in November 2010); and Hochschild’s commitment to fund 100% of the first $100 million in expenditures for the feasibility, planning, development and construction of a mining operation at Inmaculada. The Company recognized a gain of $12,487,218 on its sale of this 11% interest in Minera Quellopata S.A.C. (“Quellopata”) the Peruvian joint venture company which held the Inmaculada property.  Subsequently, the parties have integrated the Quellopata net assets (principally Inmaculada) into Suyamarca.

Under the joint venture agreement between the Company and Hochschild, to purchase the additional 11% interest in the Inmaculada project, Hochschild is required to contribute 100% of the first $100 million in capital funding before the joint venture partners begin contributing to the project proportionately. To recognize the Company’s increased value in the joint venture project as a result of Hochschild’s 100% contributions, an equity gain in carried interest is recorded in Investment in Associate and Shareholder Equity sections of the statement of financial position.

33

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

8.	INVESTMENT IN ASSOCIATE (cont’d…)

The table below discloses select financial information for Suyamarca on a 100% basis before any adjustments for accounting policy differences. The Company’s share of Suyamarca is 40% for all periods reported.

($ 000's)	Twelve months Ended June 30, 2012	Twelve months Ended June 30, 2011	Twelve months Ended June 30, 2010

Net revenue (100%)	$290,379	$338,125	$209,000
Net income before taxes (100%)	159,180	199,243	105,750
Net income after taxes (100%)	105,056	144,467	68,664

Total assets (100%)	251,660	234,554	128,362

Total liabilities (100%)	73,849	68,222	49,497
Total equity (100%)	177,811	166,332	78,865
Total liabilities and equity (100%)	251,660	234,554	128,362

Distributions (100%)	115,000	115,000	59,000
9.	PROPERTY, PLANT AND EQUIPMENT (PPE)

	Office equipment and furniture	Computer hardware and software	Vehicles	Leasehold improvements	Total PPE

Cost
Balance at July 1, 2010	$66,889	$656,014	$173,037	$4,627	$900,567
Additions	7,983	16,337	73,097	19,394	116,811
Disposals	–	–	–	–	–
Balance at June 30, 2011	$74,872	$672,351	$246,134	$24,021	$1,017,378

Additions	–	156,660	65,272	–	221,932
Disposals	–	–	–	–	–
Balance at June 30, 2012	$74,872	$829,011	$311,406	$24,021	$1,239,310

Accumulated depreciation Balance at July 1, 2010	$55,056	$567,142	$64,093	$4,627	$690,918
Depreciation for the year	4,398	37,140	33,163	970	75,671
Disposals	–	–	–	–	–
Balance at June 30, 2011	$59,454	$604,282	$97,256	$5,597	$766,589

Depreciation for the year	5,598	63,911	39,608	3,880	12,997
Disposals	–	–	–	–	–
Balance at June 30, 2012	$65,052	$668,193	$136,864	$9,477	$879,586
-Continued-

34

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

9.	PROPERTY, PLANT AND EQUIPMENT (PPE) (cont’d…)

	Office equipment and furniture	Computer hardware and software	Vehicles	Leasehold improvements	Total PPE

Continued…
Carrying amounts
At July 1, 2010	$11,833	$88,872	$108,944	$–	$209,649

At June 30, 2011	$15,418	$68,069	$148,878	$18,424	$250,789

At June 30, 2012	$9,820	$160,818	$174,542	$14,544	$359,724

Ruby Hill Royalty Interest

The Company sold its 3% net smelter return royalty from the Ruby Hill Mine for $38 million in May 2012 to Royal Gold, Inc. and recorded a gain on disposition of $27.9 million.  This asset is reported as a discontinued operation (Note 7).

10.            INVESTMENT IN RESOURCE PROPERTIES, EXPLORATION AND EVALUATION ASSETS

2012	Balance, Beginning of Year	Additions	Write-off	Balance, End of Year
Goldfield Property, USA	$41,269,848	$10,237,094	$–	$51,506,942
Converse Property, USA	14,500,960	5,665,154	–	20,166,114
Other Resource Properties	1,043,328	373,045	(688,336)	728,037

Total Resource Properties	$56,814,136	$16,275,293	$(688,336)	$72,401,093

2011	Balance, Beginning of Year	Additions	Transfer to investment in associate and Write-off	Balance, End of Year

Inmaculada Property, Peru	$71,935,249	$4,633,580	$(76,568,829)	$–
Goldfield Property, USA	34,405,664	6,864,184	–	41,269,848
Converse Property, USA	13,147,253	1,353,707	–	14,500,960
Other Resource Properties	1,789,056	1,866,087	(2,611,815)	1,043,328

Total Resource Properties	$121,277,222	$14,717,558	$(79,180,644)	$56,814,136

35

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

10.           INVESTMENT IN RESOURCE PROPERTIES, EXPLORATION AND EVALUATION ASSETS (cont’d…)

Title to resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of title to certain claims. The Company has diligently investigated rights of ownership of all of the mineral concessions in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, this should not be construed as a guarantee of title.  Concessions may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects.

Ecuador mining concessions are subject to the Ecuador Mining Law, which became effective on January 29, 2009 and its regulations, which were issued on November 4, 2009 (see Note 7).

Goldfield Project, Nevada, USA

With the acquisition of Metallic, the Company acquired a 100% interest in the Goldfield gold property located in Nevada, USA. This 100% interest in Goldfield was acquired by Metallic under a combination of agreements with underlying owners and direct ownership by Metallic. Certain resource deposits on the property are subject to NSR royalties ranging from zero to 5.0%, with certain buy-down provisions. The Company has estimated annual lease payments of $145,000 to maintain the right to explore a portion of the property, pursuant to certain lease agreements. On July 17, 2012, the Company released a positive independent feasibility study on the Gemfield deposit which comprises a part of the Goldfield property holdings.

Converse Project, Nevada, USA

With the acquisition of Metallic, the Company acquired a 100% interest in the Converse gold property located in Nevada, USA. This 100% interest in Converse was acquired by Metallic under a combination of agreements with underlying owners and direct ownership by Metallic. The property is subject to NSR royalties ranging from zero to 5.0%, with certain buy-down provisions.  The Company has estimated annual lease payments of $100,000 to maintain the right to explore a portion of the property, pursuant to certain lease agreements.  On December 19, 2011, the Company announced the results of a Preliminary Economic Assessment (scoping study) on the Converse property.

Other Resource Properties

Del Oro Project, Nevada

With the acquisition of Ventura in January 2010, the Company acquired an interest in the Del Oro gold project in Nevada. Ventura entered into an option agreement (the “Agreement”) on November 14, 2007, with Columbus Gold Corporation (“Columbus”) for Columbus’ 100% owned Del Oro property.

Under the terms of the original Agreement, Ventura had an option to earn an initial 51% interest in the property by making a $50,000 payment in cash or common shares to Columbus (125,418 common shares of Ventura were issued, currently representing 12,542 common shares of the Company) and by incurring $2.0 million in exploration expenditures within a five year period.

On July 26, 2010, an amendment to the Agreement was negotiated and signed with Columbus. $60,000 in cash was paid to Columbus to extend the Agreement, of which $40,000 was applied to the $200,000 in required work expenditures under the Agreement. Additional work expenditures required prior to December 31, 2010 were $100,000 (incurred) and another $25,000 was paid by June 30, 2011, to fulfill the required $200,000 in work expenditures.  The Company now has until November 14, 2013, to incur the remaining $1.8 million in work expenditures in order to earn an initial 51% interest in the Property.

36

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

11.           RECLAMATION BONDS

In the United States, the Company has deposits in place with the State of Nevada totalling $185,100 (June 30, 2011 - $135,100; July 1, 2010 – $138,000) as security for reclamation bonds.

12.           RELATED PARTY TRANSACTIONS

The Company’s related parties with whom the Company had transactions with during the year, are as follows:

Related Parties	Relation with the Company	Nature of Transaction
Suyamarca	Associate	Reimbursement of costs / Payment of cash distribution
Jorge Paz - Paz Horowitz Inc.	Director	Legal consulting
Rod McKeen - Axium Law Corp.	Director	Legal consulting

During the fiscal year ended June 30, 2012, the Company entered into the following transactions with related parties:

a)
Paid or accrued legal fees of $238,069 (2011 - $308,146) for services provided by firms in which two directors of the Company are partners or principals. The Company expensed $150,948 (2011 - $156,118) of these fees and the remainder was capitalized. As at June 30, 2012, the accounts payable to these firms totalled $23,190 (June 30, 2011 - $73,079), of which $5,541 (June 30, 2011 - $11,000) has been transferred to discontinued operations (Note 7).

b)	At June 30, 2012, the Company held 1,500,000 (2011 - 1,500,000) common shares of Santa Barbara Resources Limited (which has a director, Rod McKeen, in common with the Company).

c)
At June 30, 2012, cash distributions of $6,000,000 and cost reimbursements totalling $210,377 (2011 - $557,367) were due from Suyamarca.  During the year, the Company recorded a total of $848,147 (2011 - $681,308) as recovery of costs from Suyamarca. The Company is a 40% shareholder of Suyamarca.

d)
Paid or accrued directors’ fees of $289,241 (2011 - $142,292). During the year, the Company granted 200,000 (2011 – nil) options to its directors for which it recorded stock-based compensation of $83,103 (2011 - $nil).

The summary of amounts payable to and from related parties is as follows:

	Year Ended June 30, 2012	Year Ended June 30, 2011	As at July 1, 2010

Accounts receivable due from Suyamarca for cost reimbursements	$210,377	$557,367	$–
Accounts receivable for cash distributions from Suyamarca*	6,000,000	–	–
Accounts payable to related parties for fees	(17,649)	(62,079)	(11,819)

*A cash distribution to the Company totaling $6 million was received in July 2012.

37

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

12.	RELATED PARTY TRANSACTIONS (cont’d…)

The total remuneration and benefits recorded on an accrual basis by the Company to its key executives is as follows:

	Year Ended June 30, 2012	Year Ended June 30, 2011

Short-term remuneration	$1,100,000	$846,500
Stock-based compensation	182,968	178,796

Total remuneration	$1,282,968	$1,025,296

The key executives with the power and responsibility directly or indirectly, to plan, direct and control the operations of the Company are its President and CEO, CFO and VP Corporate Development.

13.	CONVERTIBLE DEBENTURES

On May 17, 2012, the Company retired in cash at maturity $39,577,883 principal amount of convertible debentures (“Debentures”). The Debentures bore interest at an annual rate of 5.50%, payable semi-annually on May 31 and November 30 of each year, commencing November 30, 2006 through May 19, 2012, when they matured. Using an acceptable pricing model, the Debentures were segregated based on the respective fair values of their debt and equity components on the date the Debentures were issued.  The Debentures were originally segregated into a debt component of $30,766,089 and an equity component of $4,945,008. The debt component, representing the value allocated to the liability at inception, was initially recorded as a long-term liability, and at June 30, 2011, became a current liability. The remaining component, representing the value ascribed to the holders' option to convert the principal amount into common shares, which was previously classified in shareholders' equity as "Equity component of convertible debentures", has been reversed through retained earnings.  Over the term of the debt obligation, the debt component was accreted to the face value of the Debentures by the recording of additional interest expense.

Prior to the maturing of the Debentures in May 2012, Cdn$58,000 principal amount of debentures was converted into 8,429 common shares of the Company.

Convertible Debentures	June 30, 2012	June 30, 2011	July 1, 2010

Principal amount	$–	$35,692,527	$35,711,097
Effect of foreign exchange rate	–	5,251,661	2,371,155
Unamortized accreted amount	–	–	(1,039,969)
Deferred finance costs, net	–	–	(395,740)
Net carrying amount	$–	$40,944,188	$36,646,543

14.	CAPITAL STOCK AND STOCK OPTIONS

a)  Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

38

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

14.	CAPITAL STOCK AND STOCK OPTIONS (cont’d…)

b)  Issuances

During the year ended June 30, 2012, 278,000 (2011 - 1,396,620) common shares were issued for cash proceeds totaling $1,067,518 (2011 - $5,395,893) pursuant to the exercise of incentive stock options and $526,481 (2011 - $2,675,574) was allocated to capital stock from reserves. During the year ended June 30, 2012, 5,813 (2011 – 2,616) common shares were issued pursuant to conversion of convertible debentures, for a total of $40,425 (Cdn$40,000) (2011 - $18,570 (Cdn$18,000)) in converted debentures.

During the year ended June 30, 2011, 3,655,746 shares were issued to Hochschild for a private placement of $20,000,000 in connection with Hochschild purchasing the additional 11% interest in the Inmaculada project.

c)  Share buyback program

On October 17, 2011, the Company commenced a normal course issuer bid (or share repurchase program) to purchase, through the market on the Toronto Stock Exchange (the “TSX”), a maximum of 3,000,000 of its common shares (“Shares”), representing approximately 2.5% of the Company’s 120,457,576 issued and outstanding Shares as at October 17, 2011.  Following the end of each subsequent quarter, all Shares repurchased were cancelled.

As of June 30, 2012, a total of 3,000,000 shares had been repurchased by the Company on the TSX through the normal course issuer bid at an average price of Cdn$5.70 per share, for a total cost of Cdn$17,103,740 ($16,923,880).

This completed the share buyback program. All Shares were cancelled during the year. Retained earnings were reduced by $10,813,665 representing the excess of the purchase price of the Shares over their average carrying value.

d)  Stock options

The Company has an incentive stock option plan in place under the rules of the TSX pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to a maximum of 12,500,000 common shares of the Company. Under the plan, the exercise price of each option is not less than the market price of the Company's shares on the date of grant.  The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price ($Cdn)
Balance, July 1, 2010	4,046,020	$4.34
Granted	280,000	7.00
Exercised	(1,396,620)	3.87
Expired / forfeited	(130,000)	5.31
Balance, June 30, 2011	2,799,400	$4.80

Granted	1,311,500	5.81
Exercised	(278,000)	3.84
Expired / forfeited	(7,500)	5.28
Balance outstanding at June 30, 2012	3,825,400	$5.21

Options exercisable, June 30, 2012*	2,468,900	$4.86
* 1,356,500 options were not-vested as at June 30, 2012.

39

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

14.	CAPITAL STOCK AND STOCK OPTIONS (cont’d…)

The weighted average fair value of options granted during fiscal year 2012 was Cdn$1.52 (2011 – Cdn$2.29).

The following stock options were outstanding at June 30, 2012:

Expiry date	Exercise Price ($Cdn)	Number of Options

July 24, 2012	3.65	5,000
May 22, 2013	1.80	50,000
February 11, 2014	4.58	250,000
March 27, 2014	2.80	47,500
February 1, 2015	4.00	257,500
December 6, 2015	4.48	50,000
October 4, 2016	4.70	50,000
November 6, 2016	5.25	100,000
February 26, 2017	5.78	770,000
November 2, 2017	5.62	25,000
February 23, 2019	3.73	483,900
May 20, 2020	4.00	150,000
November 30, 2020	6.41	50,000
January 10, 2021	7.04	190,000
May 12, 2021	7.55	40,000
November 29, 2021	5.86	150,000
January 30, 2022	5.80	1,156,500
		3,825,400

e)  Stock-based compensation

The total stock-based compensation recognized under the fair value method for options granted in 2012 was $1,994,037 (2011 - $638,738), using the Black-Scholes option-pricing model. Together with amortization of options awarded in previous periods, the Company expensed a total of $627,506 (2011 - $662,768) during the fiscal year ended June 30, 2012.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	2012	2011

Risk-free interest rate	1.96%	3.16%
Expected life of options	6.1 years	6.1 years
Annualized volatility	25.47%	25.28%
Dividend	0%	0%

The Company has no share purchase warrants outstanding.

40

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

14.           CAPITAL STOCK AND STOCK OPTIONS (cont’d…)

f)   Earnings per share

Earnings per share, calculated on a basic and diluted basis for the years ended June 30, 2012 and 2011, is as follows:

	Year Ended June 30, 2012	Year Ended June 30, 2011
Earnings per share from continuing operations
Basic	$0.23	$0.48
Diluted	$0.23	$0.48
Earnings per share from discontinued operations
Basic	$(0.19)	$0.03
Diluted	$(0.19)	$0.03
Earnings per share - total
Basic	$0.04	$0.51
Diluted	$0.04	$0.51
Net income
Net earnings available to common shareholders - basic and diluted	$4,791,634	$60,321,210
Weighted average shares outstanding
Weighted average shares outstanding – basic	119,726,674	118,222,472
Dilutive securities
Stock options	571,672	761,782
Convertible debentures	–	–
Weighted average shares outstanding – diluted	120,298,346	118,984,254
Weighted average shares excluded
Stock options	280,000	230,000
Convertible debentures	–	5,808,804

15.           CAPITAL RISK MANAGEMENT

The objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders, benefits to other stakeholders, and to have sufficient funds on hand to meet the Company’s exploration and development plans.

The Company considers its shareholders’ equity to be its capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets of the Company. In order to maintain or adjust its capital structure, the Company may issue new shares through private or public placements, repurchase shares, sell assets, incur debt, or pay dividends to shareholders.

Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, there will be funds available at that time.

16.           FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors of the Company.

41

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

16.           FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT (cont’d…)

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current working capital requirements which included the retirement of the convertible debentures in cash on May 19, 2012 and other expenditures in the ordinary course of business. The Company holds a 40% interest in a mine in production in Peru but may require additional funding in order to continue other exploration and development programs as they arise, for example construction funding at the Inmaculada property in Peru. Despite previous success in acquiring this funding, there is no guarantee of obtaining future funding. The Company’s cash and equivalents are invested in business accounts with quality financial institutions primarily in Canada, U.S. and Peru and are available on demand for the Company’s programs. The Company believes it has sufficient capital resources to meet its planned operational and administrative expenses for the next fiscal year.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and Suyamarca’s concentrate sales contracts. Credit risk may arise from the non-performance by counterparties of contractual financial obligations and those entities purchasing Suyamarca’s metal concentrates. The Company limits its exposure to credit risk on liquid assets by maintaining its cash, equivalents and reclamation bonds with high-credit quality financial institutions. Suyamarca’s concentrate sales and receivables are not considered a material credit risk as its buyers are large well-established smelter companies. The Company’s receivables are not considered a material credit risk as they are mainly due from Suyamarca. Investments currently include thirteen junior exploration companies (eleven public and two private) and these securities remain subject to market fluctuations, market liquidity, changing market values and illiquidity issues for the private companies.

Currency risk

The Company’s funds are held in US, Peruvian and Canadian currencies. Its operations are in the United States, Ecuador and Peru. Foreign exchange or currency risk results from multiple currency transactions and the Company’s financial statements which are reported in US dollars.

The Company does not currently use derivative instruments to reduce its currency risk.

Sensitivity analysis

The Company is exposed to foreign currency risk on fluctuations related to cash and equivalents, investments and accounts payable which are denominated in Canadian dollars.  As at June 30, 2012, net financial assets totaling $18,325,319 were held in Canadian dollars.

Based on the above net exposure as at June 30, 2012, and assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $1,808,686 in the Company’s net income.

The Company is not exposed to significant foreign currency risk in Peru as the Company’s net monetary assets denominated in Peruvian Soles are minimal. Ecuador uses the US dollar as its functional currency and Ecuador’s operations are funded on an “as-needed” basis.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and equivalents. Cash and equivalents have been invested in short-term investments to maintain liquidity and preserve capital. There is minimal risk that the Company would recognize any loss as a result of the decrease in the fair value of any banker’s acceptance

42

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

16.           FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT (cont’d…)

notes, guaranteed investment certificates, money market funds or term deposits included in cash equivalents as they are held with large high-quality credit financial institutions, primarily in Canada, USA and Peru.

Price risk

The Company is exposed to price risk with respect to equity prices reported as investments and the commodities used in, or sold by, its mining operation in Peru. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities and also a change in revenue and income due to concentrate sales having forward quotational period price fixing (typically priced one to two months after arrival at the smelter). The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

The Company's investments are subject to fair value fluctuations arising from changes in the equity markets. The Company currently does not use derivatives to hedge its commodity price risk.

Financial assets

The fair value of cash and equivalents and investments are based on Level 1 (quoted prices readily and regularly available) inputs of the fair value hierarchy, except for privately held investments (Oryx Mining and Exploration Ltd. and BuenaVista Gold plc) which are carried at historical cost.

The estimated fair value of receivables, reclamation bonds and due from related party are equal to their carrying values due to their short term nature. The exposure of the Company’s financial assets to interest rate and currency risk at June 30, 2012 is as follows:

Stated in US Dollars	Level	Canadian Dollar	US Dollar	Peruvian Soles	Other	Total

Cash and equivalents
Floating rate financial assets	1	$16,207,924	$47,102,005	$5,048	$–	$63,314,977
Fixed rate financial assets	1	–	17,928,497	–	–	17,928,497

Subtotal		16,207,924	65,030,502	5,048	–	81,243,474

Other financial assets
Investments – tradeable*	1	2,110,414	–	–	51,158	2,161,572
Investments - private	3	238,458	–	–	157,165	395,623
Receivables		65,938	3,200	9,967	–	79,105
Due from related party		–	6,210,377	–	–	6,210,377
Reclamation bonds		–	185,100	–	–	185,100

Total		$18,622,734	$71,429,179	$15,015	$208,323	$90,275,251
*The shares and warrants of International Northair Mines were restricted from trading as at June 30, 2012.

43

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

16.           FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT (cont’d…)

Financial liabilities

The estimated fair value of all of the Company’s financial liabilities is equal to their carrying values due to their short- term nature. The exposure of the Company’s financial liabilities to interest rate and currency risk at June 30, 2012, is as follows:

Stated in US Dollars	Canadian Dollar	US Dollar	Peruvian Soles	Total
Accounts payable	$286,296	$1,061,735	$49,430	$1,397,461
Due to related parties	11,119	6,530	–	17,649
Accrued severance and payroll costs	–	555,348	181,152	736,500

Total	$297,415	$1,623,613	$230,582	$2,151,610

17.           SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration, development and exploitation of resource properties located in North and South America.  Geographic information is as follows:

	Property, plant and equipment	Investment in resource properties	Investment in associate	Discontinued operations

June 30, 2012
USA	$359,724	$72,207,683	$–	$–
Ecuador	–	–	–	39,976,344
Peru	–	193,410	133,146,660	–

	$359,724	$72,401,093	$133,146,660	$39,976,344

June 30, 2011
USA	$250,789	$56,110,151	$–	$13,152,415
Ecuador	–	–	–	85,451,660
Peru	–	703,985	120,133,542	–

	$250,789	$56,814,136	$120,133,542	$98,604,075

July 1, 2010
USA	$209,649	$47,691,548	$–	$13,897,695
Ecuador	–	–	–	81,457,321
Peru	–	73,585,674	36,666,973	–

	$209,649	$121,277,222	$36,666,973	$95,355,016

44

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

17.           SEGMENTED INFORMATION (cont’d…)

Earnings and equity income are summarized as follows:

	Year Ended June 30, 2012	Year Ended June 30, 2011

Continuing operations
Equity income from associate - Peru	$42,952,390	$56,788,504

Discontinued operations
Gain and income from mine royalty - USA	$30,042,021	$3,632,190
Write-down of discontinued operations – Ecuador resource properties	(53,238,265)	–

18.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended June 30, 2012, the Company paid income taxes of $2,292,474 (2011 - $nil).

Significant non-cash transactions for the Company for the year ended June 30, 2012, were as follows:

a)
Included in investment in resource properties are the following amounts: $57,192 which relates to amortization of other PPE and $1,450,154, which relates to accounts payable and accrued severance and payroll costs.

b)	The Company allocated $526,481 for incentive stock options exercised during the year to capital stock from reserves.

c)	The Company charged $10,813,665 to retained earnings for repurchased shares cancelled in the year and $4,945,008 for equity component of convertible debentures.

d)
The Company recorded $16,782,196 to equity gain on carried interest related to its investment in Suyamarca and increased the investment in associate based on Hochschild’s 100% contribution for the costs of the Inmaculada project. (Note 8)

e)	The Company accrued a $6 million distribution from Suyamarca which was received in July 2012 and decreased its investment in associate. (See Note 22)

Significant non-cash transactions for the Company for the year ended June 30, 2011, were as follows:

a)
Included in investment in resource properties are the following amounts: $nil which relates to amortization of property and equipment and $938,089, which relates to accounts payable and accrued severance payroll costs and $557,367, which relates to resource property reimbursements.

b)	The Company allocated $2,675,574 for incentive stock options exercised during the year to capital stock from reserves.

c)	The Company recorded a disposition of an 11% ownership interest in Inmaculada for a gain of $12,487,218 and recorded the remaining investment as an equity investment with a balance of $76,568,829.

d)	The Company allocated $312,875 from reserves to retained earnings for incentive stock options that were forfeited during the year.

45

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

19.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2012	2011

Net income for the year	$30,440,352	$56,689,020

Expected income tax (recovery)	$7,838,000	$16,423,000
Change in statutory, foreign tax, foreign exchange rates and other	(1,065,000)	1,329,000
Permanent differences	(4,061,000)	(24,302,000)
Withholding tax on dividends received	2,292,474	–
Adjustment to prior years provision versus statutory tax returns	136,000	–
Change in deductible temporary differences and other	(2,688,000)	5,950,000

Total income tax expense (recovery)	$2,452,474	$(600,000)

Current income tax	$2,292,474	$–
Deferred tax expense (recovery)	$160,000	$(600,000)

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	2012	2011

Deferred tax assets (liabilities)
Investment in resource properties	$(13,978,000)	$(12,690,000)
Investments	(7,000)	(300,000)
Non-capital losses available for future periods	5,825,000	4,990,000

Net deferred tax liability	$(8,160,000)	$(8,000,000)

The significant components of the Company’s unrecognized temporary differences and unused tax losses are as follows:

	Expiry Date Range	2012	2011

Investment in resource properties	No expiry date	$8,616,000	$800,000
Property, plant and equipment	No expiry date	26,000	–
Share issuance costs	2033 - 2035	82,000	200,000
Non-capital losses available for future periods	2014 - 2032	21,441,000	49,700,000

Deferred tax liabilities of $33 million (2011 - $37 million) have not been recognized on the undistributed earnings of an associate (Suyamarca) as the timing of distribution for the earnings is within the Company’s control and it is probable that the earnings may be reinvested in the foreseeable future.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

46

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.	FIRST TIME ADOPTION OF IFRS

As outlined in Note 2, Basis of Presentation and Principles of Consolidation, the Company adopted IFRS on July 1, 2011, with a transition date of July 1, 2010 (“Transition Date”). Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, IFRS is applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time-IFRS adopters.

Initial elections upon adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

(1) IFRS exemption options

(i) Business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and such business combinations have not been restated.

(ii) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002, that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002, that had not vested by July 1, 2010.

(iii) Borrowing costs

IAS 23 “Borrowing Costs” requires capitalization of eligible borrowing costs. Historically, the borrowing costs associated with loans were expensed as incurred. A first-time adopter may elect to apply an IFRS 1 transitional provision, and thereby be exempt from having to apply the standard to past transactions. The Company has applied this exemption and will apply IAS 23 on a prospective basis.

(iv) Non-controlling interests

A first-time adopter of IFRS shall apply certain non-controlling interest-related requirements of IAS 27 Consolidated and Separate Financial Statements prospectively from the date of transition to IFRS.

(2) IFRS mandatory exceptions

(i)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010, are consistent with its Canadian GAAP estimates for the same date.

(3) Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of comprehensive income.

47

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.           FIRST TIME ADOPTION OF IFRS (cont’d…)

(3) Reconciliations (cont’d…)

The changes made to the statements of financial position and statements of comprehensive income have resulted in the reclassification of certain amounts on the statements of cash flows. There have been no changes to the net cash flows. IAS 7, Statement of Cash Flows requires that cash flows relating to finance costs/interest be separately disclosed within the statement classifications. Under Canadian GAAP, these amounts were previously disclosed as a note to the statement of cash flows. These amounts have been separately disclosed under ‘operating’ and ‘financing activities’ within the statement of cash flows under IFRS. IAS 7 allows a company to disclose its Statement of Cash Flows in a manner which is most informative to readers. As such the cash distributions from Suyamarca have been reclassified from investing activities to operating activities.

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes in accounting policy, see the discussion in notes to the IFRS Reconciliations below.

Balance of page intentionally left blank

48

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.           FIRST TIME ADOPTION OF IFRS (cont’d...)1

The July 1, 2010 (Transition date to IFRS) Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	June 30, 2010 Cdn GAAP	Effect of IFRS transition	July 1, 2010 IFRS	Notes
ASSETS

Current
Cash and equivalents	$29,031,435	$–	$29,031,435
Receivables	3,682,704	–	3,682,704
Prepaid expenses and deposits	116,324	–	116,324
Investments	3,082,317	–	3,082,317

Current assets	35,912,780	–	35,912,780
Non-current
Property, plant and equipment	209,649	–	209,649
Investment in associate	36,666,973	–	36,666,973
Investment in resource properties	144,477,222	(23,200,000)	121,277,222	A
Reclamation bonds	138,000	–	138,000
Discontinued operations - mine royalty (Note 7)	13,897,695	–	13,897,695
Discontinued operations - Ecuador resource properties (Note 7)	81,457,321	–	81,457,321

Non-current assets	276,846,860	(23,200,000)	253,646,860

Total assets	$312,759,640	$(23,200,000)	$289,559,640

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$2,602,807	$–	$2,602,807
Accrued severance and payroll costs	1,226,778	–	1,226,778
Due to related parties	11,819	–	11,819
Accrued interest payable on convertible debentures	174,869	–	174,869
Discontinued operations - Ecuador resource properties (Note 7)	1,604,175	–	1,604,175

Current liabilities	5,620,448	–	5,620,448
Non-current
Convertible debentures	36,646,543	–	36,646,543
Deferred income tax liability	38,200,000	(30,200,000)	8,000,000	A&B
Discontinued operations – mine royalty (Note 7)	600,000	–	600,000

Non-current liabilities	75,446,543	(30,200,000)	45,246,543

Shareholders' equity
Capital stock	217,204,514	–	217,204,514
Reserves	6,371,244	729,268	7,100,512	C,D
Equity component of convertible debentures	4,945,008	–	4,945,008
Retained earnings (deficit)	(3,604,217)	6,270,732	2,666,515	B,C&D

Capital and reserves attributable to the shareholders of the Company	224,916,549	7,000,000	231,916,549

Non-controlling interest in subsidiary	6,776,100	–	6,776,100

Total liabilities and shareholders’ equity	$312,759,640	$(23,200,000)	$289,559,640

49

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.	FIRST TIME ADOPTION OF IFRS (cont’d...)

The June 30, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	June 30, 2011 Cdn GAAP	Effect of IFRS transition	June 30, 2011 IFRS	Notes
ASSETS

Current
Cash and equivalents	$85,839,236	$–	$85,839,236
Receivables	2,847,666	–	2,847,666
Due from related party	557,367	–	557,367
Prepaid expenses and deposits	81,357	–	81,357
Investments	4,437,839	–	4,437,839

Current assets	93,763,465	–	93,763,465
Non-current
Property, plant and equipment	250,789	–	250,789
Investment in associate	144,096,864	(23,963,322)	120,133,542	A&G
Investment in resource properties	56,814,136	–	56,814,136
Reclamation bonds	135,100	–	135,100
Discontinued operations - mine royalty (Note 7)	13,152,415	–	13,152,415	F
Discontinued operations - Ecuador resource properties (Note 7)	85,451,660	–	85,451,660

Non-current assets	299,900,964	(23,963,322)	275,937,642

Total assets	$393,664,429	$(23,963,322)	$369,701,107

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	$700,771	$–	$700,771
Accrued severance and payroll costs	652,708	–	652,708
Due to related parties	62,079	–	62,079
Accrued interest payable on convertible debentures	187,661	–	187,661
Convertible debentures	40,944,188	–	40,944,188
Discontinued operations - Ecuador resource properties (Note 7)	872,566	–	872,566

Current liabilities	43,419,973	–	43,419,973
Non-current
Deferred income tax liability	45,300,000	(37,300,000)	8,000,000	A&B
Non-current liabilities	45,300,000	(37,300,000)	8,000,000
Shareholders' equity
Capital stock	245,260,695	–	245,260,695
Reserves	4,403,491	371,340	4,774,831	C&D
Equity component of convertible debentures	4,945,008	–	4,945,008
Retained earnings	50,335,262	12,965,338	63,300,600	B,C,D&G

Capital and reserves attributable to the shareholders of the Company	304,944,456	13,336,678	318,281,134

Total liabilities and shareholders’ equity	$393,664,429	$(23,963,322)	$369,701,107

50

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.	FIRST TIME ADOPTION OF IFRS (cont’d...)

The Canadian GAAP consolidated statement of comprehensive income for the year ended June 30, 2011 has been reconciled to IFRS as follows:

	June 30, 2011 Cdn GAAP	Effect of IFRS transition	June 30, 2011 IFRS	Notes

Income from associate	$55,551,826	$1,236,678	$56,788,504	G

Other income/(loss)	12,206,564	–	12,206,564	E

Total income	67,758,390	1,236,678	68,995,068
Expenses
Amortization	(761,063)	–	(761,063)
Salaries and employee benefits	(2,848,555)	–	(2,848,555)
Administrative costs	(2,098,400)	–	(2,098,400)
Stock-based compensation	(707,821)	45,053	(662,768)	C
Financing expense	(3,801,160)	–	(3,801,160)
Write-downs	(2,134,102)	–	(2,134,102)

Total expenses	(12,351,101)	45,053	(12,306,048)

Income from continuing operations before taxes	55,407,289	1,281,731	56,689,020

Income taxes	(5,100,000)	5,100,000	–	B

Net income from continuing operations after taxes	50,307,289	6,381,731	56,689,020

Discontinued operations net of income taxes
Disposal gain and income from mine royalty	3,632,190	–	3,632,190
Write-down of discontinued operations	–	–	–
Income/(loss) from discontinued operations	3,632,190	–	3,632,190

Net income and comprehensive income after taxes	$53,939,479	$6,381,731	$60,321,210

51

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.	FIRST TIME ADOPTION OF IFRS (cont’d...)

A)	Income taxes – Ventura Gold Corp. Acquisition

In January 2010, the Company acquired Ventura Gold Corp. On acquisition, the Company recorded the acquisition as an asset acquisition and recognized a deferred tax liability of $23,200,000 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the deferred tax liability is not recognized, either on acquisition or subsequently. This accounting policy change resulted in a reduction of the deferred tax liability on transition to IFRS and a corresponding decrease in the carrying value of the related investment in resource property.

B)	Income taxes – Investment in associate

Additionally, IAS 12 Income Taxes states deferred tax liabilities are recognized for all taxable temporary differences, except in a few specific circumstances. One of these circumstances is when the deferred tax liability arises from investments in associates, where the parent investor is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Under Canadian GAAP, the Company recorded a deferred tax liability; however the temporary difference is not expected to reverse in the foreseeable future. This accounting policy change resulted in a reduction on transition of the $7 million deferred tax liability recorded related to Suyamarca and a corresponding increase in retained earnings, as at July 1, 2010. During the fiscal year ended June 30, 2011, an additional $5.1 million of deferred tax expense relating to the earnings of Suyamarca was reversed with a corresponding increase in retained earnings. The total deferred tax adjustment related to Suyamarca’s equity earnings totaled $12.1 million.

C)	Stock-based Compensation Valuation

The Company modified its accounting for stock-based compensation to conform to the guidance in IFRS 2 Share-Based Payments.

Under Canadian GAAP, the fair value of stock-based awards/options with graded (periodic) vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures or expiry of stock-based awards/options are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual vesting period. Forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods. Accordingly, the Company recorded a charge of $42,460 to reserves with a corresponding adjustment to deficit at July 1, 2010. At June 30, 2011, the Company recorded a charge of $45,053 to reserves and a corresponding adjustment to stock-based compensation.

D)	Reclassification of Reserves

The Company reclassified to retained earnings from reserves the fair value of stock options that were forfeited or that expired unexercised of: $771,728 at July 1, 2010 and $458,853 at June 30, 2011.

E)	Reclassification of Non-controlling Interest

Under IFRS, non-controlling interest is classified as a separate component of equity, whereas under Canadian GAAP, it was classified as another item outside of equity.  As a result, earnings attributable to the non-controlling interest are shown on the statement of changes in shareholders’ equity.

52

INTERNATIONAL MINERALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
JUNE 30, 2012

20.	FIRST TIME ADOPTION OF IFRS (cont’d...)

F)	Reclassification of Investment in Ruby Hill Royalty

Under IFRS, the Company’s investment in the Ruby Hill royalty was originally classified as a category of PPE. There were no changes in its carrying value as a result of this reclassification.  With the sale of the royalty interest in May 2012, all revenues, assets, liabilities and gains/losses have been transferred to discontinued operations.

G)	Investment in associate

Suyamarca’s accounting policy for handling exploration costs is not consistent with the Company’s policy. IFRS requires consistency and the adjustment shown reflects exploration costs expensed in Suyamarca that would be capitalized by the Company, net of the applicable depreciation calculated on a units-of-production basis.

21.	COMMITMENTS

The Company has operating lease agreements for office and warehouse space. These agreements require the Company to make the following lease payments on a fiscal year basis:

Office/ Warehouse Lease Commitments by Country	USA	Peru	Ecuador	Total

2013	$183,143	$40,320	$23,756	$247,219
2014	98,898	40,320	–	139,218
2015	80,964	23,520	–	104,484
2016	57,723	–	–	57,723
Total by Country	$420,728	$104,160	$23,756	$548,644

22.	SUBSEQUENT EVENTS

Subsequent to the year ended June 30, 2012:

a)	In July 2012, the Company received a cash distribution of $6 million from Suyamarca, representing its 40% share of a $15 million cash distribution.

b)	The Company issued 5,000 common shares pursuant to the exercise of stock options for gross proceeds of $17,897 (Cdn$18,250).

53

INTERNATIONAL MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")
FISCAL YEAR ENDED JUNE 30, 2012

The following discussion and analysis has been prepared as of September 27, 2012, unless otherwise indicated and should be read in conjunction with the accompanying Audited Annual Consolidated Financial Statements and related notes for the fiscal year ended June 30, 2012. This is the fourth quarterly and first full year that the financial statements of the Company are presented according to International Financial Reporting Standards (“IFRS”) and the comparison to the prior year’s financial results has been restated to conform to IFRS. Unless otherwise indicated, all currency is reported in U.S. dollars. The Company’s Annual Information Form and the risks and uncertainties discussed therein, and the Company’s MD&A for prior periods are filed on SEDAR at www.sedar.com and on the Company’s website at www.intlminerals.com.

Forward Looking Statements

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements (see “Risk Factors” which follows).

Significant Achievements for the Fiscal Year Ended June 30, 2012

●
The Company and its partner, Hochschild Mining plc (“Hochschild”), completed a positive feasibility study on the 40%-owned Inmaculada property in Peru and commenced construction of the mine with a targeted production date of December 2013, subject to the receipt of final construction permits.

●
The Company completed a positive feasibility study for its 100%-owned Gemfield deposit on the Goldfield property in Nevada and is successfully advancing permitting, with a target to commence mine construction by mid 2014.

●	The Company reported proven and probable reserves at both the Gemfield deposit and the Inmaculada property for the first time.

●	The Company released a positive preliminary economic assessment at the 100%-owned Converse property, also in Nevada.

●	The Company received significant cash distributions during the fiscal year of $40 million from its 40%-owned Pallancata Mine in Peru.

●	The Company sold its 3% net smelter return (“NSR”) royalty on production from the Ruby Hill Mine for $38 million and recorded a gain on the sale of $27.9 million.

●	The Company completed a 3,000,000 common share repurchase program through the Toronto Stock Exchange at a cost of Cdn $17.1 million.

●
The Company redeemed with $39.6 million cash, at maturity, its convertible debentures, while still maintaining a strong cash and equivalents position of $81.2 million at June 30, 2012 compared to $85.8 million at June 30, 2011.

Financial Performance for the Fiscal Year Ended June 30, 2012:

The Company:

●
Reported cash flow from continuing operations for the fiscal year ended June 30, 2012 (the “ Current Year”) of $29.1 million compared to $35.9 million for the fiscal year ended June 30, 2011 ( the “ Prior Year”).

●
Reported cash flow from discontinued operations of $5.3 million for the Current Year compared to $3.8 million for Prior Year; these amounts do not include the $38 million received from the sale of the Ruby Hill royalty which is classified as proceeds from investing activities.

●
Ended the Current Year with approximately $81.2 million in cash and equivalents and total assets of approximately $336.2 million. Total assets decreased from $369.7 million at fiscal year end June 30, 2011, due to the $53.2 million write-down of the carrying value of the resource properties in Ecuador.

●	Reported net income from continuing operations after tax of $28.0 million for the Current Year, or $0.23 per share compared to $56.7 million for the Prior Year or $0.48 per share;

●
Reported a gain and income from discontinued operations related to the Ruby Hill royalty of $30.0 million for the Current Year, or $0.25 per share compared to $3.6 million for the Prior Year or, $0.03 per share.

●
Reported a loss from discontinued operations related to the resource properties in Ecuador of $53.2 million for the Current Year, or a loss of $0.44 per share, as a result of the Company’s decision in 2012 to seek alternatives to maximize the value of these assets.

●	Reported net and comprehensive income after tax of $4.8 million, or $0.04 per share, compared to net and comprehensive income after tax of $60.3 million, or $0.51 per share for the Prior Year.

●
Ended the Current Year with working capital of $126.7 million compared to $50.3 million at fiscal year end June 30, 2011. This working capital includes $40 million in estimated proceeds, net of selling costs, from the sale of the resource properties in Ecuador.

●	At the Pallancata Mine in Peru:

1

- The Company’s 40% share of the equity income from the Pallancata Mine was approximately $43.0 million compared to $56.8 million for the Prior Year. Cash distributions for the Current Year totaled $40.0 million compared to $46.0 million for the Prior Year (of which $10 was re-invested in the mine). An additional $6.0 million cash distribution was received in July, 2012, which was a receivable at June 30, 2012;

 - Production (on a 100% basis) was approximately 8.2 million ounces of silver (Prior Year: 9.5 million ounces) and 29,689 ounces of gold (Prior Year: 34,517 ounces) for the Current Year. The Company’s 40% share was approximately 3.3 million ounces of silver (Prior Year: 3.8 million ounces) and 11,876 ounces of gold (Prior Year: 13,807 ounces). The decrease in gold and silver production compared to the Prior Year was due primarily to a decrease in the grades of both silver and gold processed because (a) higher metal prices allowed lower-grade material to be mined profitably, and (b) the mine experienced an increase in mining dilution due to narrower veins being mined and c) the mine experienced operational scheduling constraints which restricted mine development and backfill placement; and

- For the Current Year, direct onsite cash costs were $3.31 per ounce of silver produced after gold by-product credit (Prior Year: $2.21 per ounce) and total cash costs (as defined by the Gold Institute) were $7.37 per ounce of silver produced (Prior Year: $6.04 per ounce) after gold by-product credit.  Costs per ounce of silver net of gold by-product credit increased in the Current Year primarily because of (a) lower silver and gold production, (b) lower gold by-product credit (c) an increase in mining costs associated with the preparation of stopes exploiting the narrower veins, and, (d) increased Peruvian mining taxes (under the newly-enacted law in late 2011, which replaced the existing government royalty with an operating-profit based tax).

 Financial Performance for the Three-Month Period Ended June 30, 2012:

The Company:

●
Reported cash flow from continuing operations for the quarter ended June 30, 2012 (the “Current Quarter”) of $8.4 million compared to $15.1 million for the quarter ended June 30, 2011 (“ Prior Year’s Quarter”).

●
Reported cash flow from discontinued operations of $1.0 million for the Current Quarter compared to $1.4 million for Prior Year’s Quarter. These amounts do not include the $38 million received from the May 2012 sale of the Ruby Hill royalty which is classified as proceeds from investing activities.

●
Reported a net loss from continuing operations after tax of $2.4 million for the Current Quarter, or a loss of $0.02 per share compared to net income from continuing operations after tax of $19.4 million for the Prior Year’s Quarter or $0.16 per share;

●
Reported a gain from discontinued operations related to the Ruby Hill royalty of $27.9 million for the Current Quarter, or $0.24 per share, compared to $1.7 million for the Prior Year’s Quarter or $0.01 per share.

●
Reported a loss from discontinued operations related to the resource properties in Ecuador of $53.2 million for the Current Quarter, or a loss of $0.45 per share, as a result of the decision in 2012 to seek alternatives to maximize the value of these assets.

●
Reported a net and comprehensive loss of $27.7 million or a loss of $0.23 per share, for the Current Quarter compared to net and comprehensive income of $21.2 million or $0.18 per share, for the Prior Year’s Quarter.

●	At the Palllancata Mine in Peru:

- The Company’s 40% share of the equity income from the Pallancata Mine was approximately $3.2 million for the Current Quarter compared to $13.3 million for the Prior Year’s Quarter. Cash distributions for the Current Quarter totaled $12.0 million compared to $26 million in the Prior Year’s Quarter;

- Production for the Current Quarter (on a 100% basis) was approximately 1.8 million ounces of silver (Prior Year’s Quarter: 2.2 million ounces) and 6,402 ounces of gold (Prior Year’s Quarter: 8,427 ounces). The Company’s 40% share was approximately 730,150 ounces of silver (Prior Year’s Quarter: 867,970 ounces) and 2,561 ounces of gold (Prior Year’s Quarter: 3,371 ounces). The reasons for the decrease in gold and silver production compared to the Prior Year’s Quarter are the same as previously explained in the fiscal year end disclosure; and

- For the Current Quarter, direct onsite cash costs were $5.36 per ounce of silver produced after gold by-product credit (Prior Year’s Quarter: $2.87 per ounce) and total cash costs (as defined by the Gold Institute) were $9.08 per ounce of silver produced (Prior Year’s Quarter: $7.89 per ounce) after gold by-product credit. Costs per ounce of silver net of gold by-product credit increased in the Current Quarter primarily because of (a) lower silver and gold production, (b) lower gold by-product credit, and (c) increased mine site operating costs as explained previously in the fiscal year end disclosure above.

Corporate Overview

The Company is a Yukon Territory-registered Canadian corporation with its common shares dually listed and traded on the Toronto Stock Exchange (TSX: IMZ) and the Swiss Stock Exchange (SIX: IMZ), where the Company is included in the Swiss Stock Exchange’s Swiss Performance Index (the “SPI”). The Company’s shares are also secondarily listed on the Frankfurt Stock Exchange in Germany (symbol: MIW).

The Company is primarily engaged in the exploration, development and mining of gold and silver deposits in the Americas. The Company produces silver and gold from its 40%-owned Pallancata silver-gold mine in Peru (60% owned and operated by Hochschild). The Company acquired a 51% interest in the advanced gold and silver development project, Inmaculada (also in Peru), in 2010 when it acquired Ventura Gold Corp. (“Ventura”). The Company subsequently sold an 11% interest in Inmaculada to its partner Hochschild. In February 2012, Hochschild and the Company formally approved Inmaculada for development and construction with a targeted production date of December 2013.

2

With the closing of the acquisition of Metallic Ventures Gold, Inc. (“Metallic”) in February 2010, the Company acquired (a) Ventura’s 51% interest in the Inmaculada project; (b) Metallic’s 3% net smelter return royalty on production from the Ruby Hill gold mine in Nevada (sold in May 2012), and (c) Metallic’s Goldfield and Converse gold projects, both in Nevada. The Company also holds variable (50% to 100%) interests in advanced mineral resource properties in Ecuador (Rio Blanco and Gaby).

Corporate Objectives and Strategy

The Company intends to continue to deliver value to shareholders by increasing its mineral resources and reserves and expanding its low-cost production in silver and gold projects located in select countries in the Americas where it is believed that the political risk is low or manageable. The Company’s goal is to increase production and cash flow from existing levels to mid-tier precious metal producer levels (approximately 200,000 gold equivalent ounces per year) over the next two to three years.

In the near future, the Company is also planning to grow and diversify its asset base by:

●
in conjunction with its partner Hochschild, at the 40%-owned Pallancata Mine: (a) adding mineral reserves and resources; (b) maintaining current production; (c) minimizing operating and sustaining capital costs and (d) maintaining or increasing cash distributions to the joint venture partners;

●
in conjunction with its partner Hochschild,  and subject to permitting, advancing the 40%-owned Inmaculada Mine to production by December 2013 and continuing with an aggressive exploration program in order to expand reserves and resources;

●	completing the permitting and commencing construction at the 100%-owned Gemfield deposit at the Goldfield gold project in Nevada in 2014, with the goal of commencing production in mid 2015;

●	continuing with metallurgical testwork at the 100%-owned Converse gold property in Nevada with the goal of commencing a feasibility study in 2013, as warranted;

●	investigating alternatives for maximizing shareholder value from the Company’s resource properties in Ecuador, including their sale.

●
seeking investment opportunities in precious metals properties in low risk political jurisdictions in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative abilities;

●	seeking property and/or corporate acquisitions to increase cash flow and to expand the Company’s portfolio of exploration and development projects; and

●	advancing the Company's other exploration projects in the Americas.

Property Updates

The technical information reported in this document was reviewed by the Company’s Qualified Person, Vice President of Corporate Development, Mr. Nick Appleyard (M. AusIMM (CP)).

Pallancata Mine, Peru

The Pallancata mine is located in southern Peru approximately 180 kilometers southwest of the town of Cuzco and approximately 520 kilometers southeast of Lima.

Ore from the Pallancata Mine is toll-processed to produce a silver–gold flotation concentrate at Hochschild’s Selene processing plant located approximately 22 kilometers north of the Pallancata Mine.  Hochschild funded 100% of the initial start-up capital costs for the Pallancata mine up to the 1,000 tonnes per day (“tpd”) production level. A mine expansion program completed in mid-2009 increased mill throughput from 1,000 tpd to the current 3,000 tpd rate. This expansion was funded entirely from the mine’s cash flow.

For the calendar year ended December 31, 2011, production at the Pallancata Mine (on a 100% project basis) was approximately 8.77 million ounces of silver (2010 – 10.14 million ounces) and 33,881 ounces of gold (2010 – 35,848 ounces). The decline in production from 2010 was due primarily to lower silver and gold head grades processed through the mill, as previously described in the fiscal year financial disclosure. The Company’s 40% share of the 2011 calendar year production was approximately 3.5 million silver ounces and 13,553 ounces of gold.

A total of approximately $115.7 million in cash distributions have been received to date by the Company (beginning in August 2009) from its 40% interest in Pallancata.  Table 1 below is the chronology of the cash distributions received to date by the Company from Pallancata:

3

Table 1: Pallancata Mine Cash Distributions (IMZ 40% Share)

Month Received	Cash Distributions Received ($)	Cumulative Distributions Received ($)
August 2009	1,228,300	1,228,300
November 2009	6,424,600	7,652,900
February 2010	10,000,000	17,652,900
June 2010	6,000,000	23,652,900
December 2010	20,000,000	43,652,900
April 2011	26,000,000	69,652,900
September 2011	16,000,000	85,652,900
December 2011	12,000,000	97,652,900
May 2012	12,000,000	109,652,900
July 2012	6,000,000	115,652,900

Quarterly and annual production statistics for the Pallancata Mine (100% project basis) are summarized in Table 2 and 3:

Table 2: Pallancata Mine Production Highlights (100% Project Basis; in US Dollars)

	Quarter Ended 6/30/12	Quarter Ended 3/31/12	Calendar Full Year 2011	Calendar Full Year 2010	Fiscal Year Ended 6/30/12	Fiscal Year Ended 6/30/11
Ore mined (tonnes)	259,421	221,556	1,039,674	1,090,948	1,041,857	1,069,948
Ore processed (tonnes)	270,961	257,339	1,070,467	1,071,617	1,090,033	1,063,008
Average head grade silver1 (g/t)	250	263	301	344	280	324
Average head grade gold1 (g/t)	1.08	0.99	1.3	1.4	1.2	1.4
Concentrate produced (tonnes)	2,006	1,745	8,608	9,541	8,380	8,622
Silver produced2 (oz)	1,825,387	1,780,120	8,768,394	10,135,482	8,185,244	9,461,573
Gold produced2 (oz)	6,402	5,612	33,881	35,848	29,689	34,517
Silver sold ( oz)	1,730,340	1,826,000	9,063,800	9,997,800	8,127,900	9,531,300
Gold sold ( oz)	5,950	5,480	33,900	33,732	28,766	32,824
IMZ Direct Site Costs per oz silver (after gold by-product credit)4 ($/oz)	$ 5.36	$5.34	$ 2.20	$2.22	$3.31	$2.21
IMZ Total Cash Costs per oz silver (after gold by-product credit)5 ($/oz)	$ 9.08	$9.48	$6.38	$5.47	$7.37	$6.04

Table 3: Pallancata Mine Production Highlights (IMZ 40% Share)

IMZ's 40% Share	Quarter Ended 6/30/12	Quarter Ended 3/31/12	Calendar Full Year 2011	Calendar Full Year 2010	Fiscal Year Ended 6/30/12	Fiscal Year Ended 6/30/11
Silver produced2 (oz)	730,155	712,048	3,506,958	4,054,193	3,274,098	3,784,629
Gold produced2 (oz)	2,561	2,245	13,553	14,339	11,876	13,807
Silver sold (oz)	692,140	730,400	3,625,500	3,999,120	3,251,160	3,812,500
Gold sold (oz)	2,380	2,200	13,560	13,493	11,510	13,130

Notes:
1.	Head grades for silver and gold are based on the overall metallurgical balance for the process plant.
2.	Difference between “produced” metal ounces and “sold” metal ounces is a combination of the smelter metal payability factors and in-process concentrate changes. Silver sales are rounded.
3.
Direct Site Costs per ounce silver and Total Cash Costs per ounce silver reflect a “mined ore inventory adjustment”. The Company believes that this calculation more accurately matches costs with ounces of production.

4.	Direct Site Costs per ounce silver comprise direct mining, mined ore inventory adjustment, toll processing and mine general and administrative costs (net of gold by-product credit).
5.
Total Cash Costs, using the Gold Institute’s definition, comprise: mine operating costs, mined ore inventory adjustment, toll processing costs, mine general and administrative costs, Hochschild’s management fee, concentrate transportation and smelting costs and the Peruvian government royalty,( net of gold by-product credit).

6.	“g/t” is grams per metric tonne and oz is troy ounces.

4

Non-IFRS PERFORMANCE MEASURES

Direct site costs and total cash costs (as defined by the Gold Institute) per ounce of silver produced, net of gold by-product credit, are non-IFRS financial measures, which management believes are useful to measure the operational performance of the Pallancata Mine. Readers should not rely on these non-IFRS financial measures in isolation.

Mineral Reserves and Resources

Pallancata Mine, Peru

On April 10, 2012, the Company reported updated mineral reserve and resource estimates effective at December 31, 2011, for the Pallancata Mine based on information supplied by Hochschild, the mine operator. These reserve and resource estimates are summarized as follows.

Proven and Probable Reserve estimates (on a 100% project basis):

●
3.45 million tonnes (“Mt”) at an average grade of 287 grams per tonne (“g/t”) silver and 1.4 g/t gold, containing a total of 31.85 million ounces of silver and 152,000 ounces of gold. 40% of these reserves are attributable to the Company.

Measured and Indicated Resource estimate (on a 100% project basis):

●
5.0 Mt at an average grade of 372 g/t silver and 1.7 g/t gold, containing 60.0 million ounces of silver and 278,000 ounces of gold. 40% of these resources are attributable to the Company. These resources include the proven and probable reserves.

Inferred Resource estimate (on a 100% project basis):

●
2.8 Mt at an average grade of 347 g/t silver and 1.5 g/t gold containing 31.3 million ounces of silver and 132,000 ounces of gold are estimated in the Inferred Resources category. 40% of these ounces are attributable to the Company.

Mineral reserves and resources at Pallancata, details of which are provided in Table 4 (with an effective date of December 31, 2011) are estimated by Hochschild using a marginal cut-off grade of 144 g/t silver equivalent, which reflects a marginal cut-off value of $64.73 per tonne using conservative metal prices of $18.00 per ounce of silver and $1,080 per ounce of gold.

Table 4: Pallancata Mine – Mineral Reserve and Resource Estimate
 (Effective at December 31, 2011)

Estimate Category	Tonnes	Average Grade (g/t silver)	Average Grade (g/t gold)	100% Basis Contained Silver Ounces	100% Basis Contained Gold Ounces	IMZ 40% Attributable Silver Ounces	IMZ 40% Attributable Gold Ounces
Proven Reserves	2,739,000	289	1.4	25,487,000	121,000	10,195,000	48,000
Probable Reserves	711,000	278	1.3	6,362,000	31,000	2,545,000	12,000
Total Reserves	3,450,000	287	1.4	31,484,000	152,000	12,739,000	61,000

Resource Category	Tonnes	Average Grade (g/t silver)	Average Grade (g/t gold)	100% Basis Contained Silver Ounces	100% Basis Contained Gold Ounces	IMZ 40% Attributable Silver Ounces	IMZ 40% Attributable Gold Ounces
Measured Resources	4,196,000	382	1.8	51,500,000	238,000	20,600,000	95,000
Indicated Resources	819,000	323	1.5	8,506,000	40,000	3,402,000	16,000
Total Measured and Indicated Resources	5,015,000	372	1.7	60,006,000	278,000	24,002,000	111,000

Inferred Resources	2,813,000	347	1.5	31,335,000	132,000	12,534,000	53,000

Notes:
1.	Measured and Indicated Resources include Proven and Probable Reserves.
2.	Metal prices used are $18.00/oz for silver and $1,080/oz for gold.
3.	The estimated reserves include 24% for ore losses and 21% for dilution assigned using zero grade.
4.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Numbers have been rounded in all categories to reflect the precision of the estimates.
6.	The mineral resources were estimated using ordinary kriging for the major vein units and inverse distance to the power of three for peripheral veins.
7.	Contained metal in estimated reserves remains subject to metallurgical recovery losses.

5

Hochschild’s data and methodology for estimated resources have been reviewed by the Company's Vice-President of Corporate Development, Mr. Nick Appleyard, and by the Company’s Vice-President Special Projects, Mr. Alan Matthews, both of whom are Qualified Persons in accordance with National Instrument (“NI”) 43-101.

Inmaculada Project, Peru

The 40%-owned Inmaculada Project ("Inmaculada") is located in southern Peru approximately 25 kilometers south of the Pallancata Mine.

On December 23, 2010, the Company signed an agreement with Hochschild to fast-track development, permitting and production at Inmaculada. Inmaculada was originally 51% owned by the Company and under the terms of the agreement the Company sold 11% of its ownership interest to Hochschild increasing Hochschild’s ownership in Inmaculada to 60%, with Hochschild also becoming the operator. The key commitments and undertakings in this agreement are as follows:

●	Hochschild paid the Company a total of $17.65 million in cash.

●
Hochschild made an equity investment in the Company of $20 million in the form of a private placement of 3.66 million common shares at a price of C$5.525 per share. This private placement closed in November, 2010.

●
Hochschild will provide $100 million of initial funding required for the planning, development and construction of a mining operation at the Angela Vein deposit at Inmaculada. Any subsequent expenditure will be funded 60% by Hochschild and 40% by the Company. As of June 30, 2012, Hochschild had expended approximately $42 million of its $100 million commitment.

●
The Company was no longer required to fund and complete a feasibility study at Inmaculada or to issue 200,000 common shares to Hochschild (which were originally scheduled to be issued in February, 2011).

●
Hochschild committed to build an underground mining operation at the Angela Vein deposit at Inmaculada with a minimum process capacity of 3,000 tpd by December 23, 2013, unless the parties agreed that such process capacity is not optimal and subject to any unforeseen delays not within the control of Hochschild. The January 2012 feasibility study contemplated mill throughput of 3,500 tonnes per day.

●
If Hochschild fails to achieve the intended process capacity by December 23, 2013, then Hochschild must make quarterly advance payments to the Company during the period of any delay based on the parties’ joint estimate of the Company’s 40% share of income/cash flows that would have been generated if production had started on schedule.

●
Hochschild will be operator of the project. Upon commencement of commercial production, Hochschild will receive a 7.0% management services fee from the joint venture based on the aggregate operating costs incurred by the joint venture during commercial operations.

●	The management fee previously charged by Hochschild in respect of the Pallancata Mine was reduced from 10.0% to 7.0% effective January 1, 2011.

●
The Company and Hochschild have contributed to Suyamarca their respective ownerships in: a) the Inmaculada property, b) the Pacapausa property (originally 80% Hochschild, 20% the Company) located adjacent to the Pallancata Mine, and c) the Puquiopata property (originally 100% the Company), situated adjacent to the Inmaculada property. These contributions result in all of the properties currently being owned 60% by Hochschild and 40% by the Company as part of the Suyamarca joint venture, which includes the Pallancata Mine.

●
A minimum of 20,000 meters of drilling per year for the first three years following the closing of the transaction (until December 2013) must be carried out for evaluation of exploration targets outside of the main Angela Vein deposit. This exploration program will be funded 60% by Hochschild and 40% by the Company.

Inmaculada Mineral Reserve and Resource Estimates

On January 11, 2012, the Company announced the results of an independent feasibility study for Inmaculada (see below), which included estimates of Measured and Indicated mineral resources and Proven and Probable mineral reserves. The mineral resources were estimated by R. Mohan Srivastava (P. Geo), and the mineral reserves were estimated by Angel Mondragon, MAusIMM (CP) both independent consultants and qualified persons and have an effective date of January 11, 2012.

The mineral reserve estimate is shown in Table 5 below. 40% of the reserves are attributable to the Company.

Table 5:  Inmaculada Mineral Reserve Estimate
(Effective at January 11, 2012)

Reserve Estimate Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver ounces	Contained Gold Equivalent Ounces
Proven	3,844,000	3.4	106	421,000	13,125,000	640,000
Probable	3,958,000	3.3	134	424,000	17,196,000	711,000
Total Proven and Probable	7,801,000	3.4	120	845,000	30,140,000	1,347,000

6

Notes:
1.	Numbers are rounded to reflect the precision of a reserve estimate.
2.	Gold equivalent ounces are estimated using a 60-to-1 silver to gold ratio.
3.
The contained metal estimates include approximately 30% mining dilution for sub-level stoping areas, 25% mining dilution for cut and fill areas and a 3% ore loss factor, but remain subject to process recovery factors. Dilution has been included with a grade of 0.3 g/t gold and 11 g/t silver.

4.
The mineral resources were classified using Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 12, 2010.

5.
The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the validity of these reserve estimates.

6.	The mineral reserves were calculated using a cut-off grade of 2.3 g/t gold equivalent.

The mineral resource estimates are illustrated in Table 6 below. 40% of these resources are attributable to the Company.

Table 6: Inmaculada Mineral Resource Estimate
 (Effective at January 11, 2012)

Resource Estimate Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver ounces	Contained Gold Equivalent Ounces
Measured	3,280,000	4.1	128	430,000	13,500,000	655,000
Indicated	3,780,000	4.1	159	490,000	19,300,000	812,000
Measured and Indicated	7,070,000	4.1	144	930,000	32,800,000	1,477,000

Inferred	4,940,000	3.9	152	620,000	24,200,000	1,023,000

Notes:
1)	Numbers are rounded to reflect the precision of a resource estimate.
2)	Mineral reserves are included in measured and indicated mineral resources and the additional resources do not have demonstrated economic viability.
3)	Gold equivalent ounces are estimated using a 60-to-1 silver to gold ratio.
4)
To limit the influence of individual high-grade samples, grade capping was applied. Gold assay grades were capped at 100 g/t and silver grades were capped at 5,000 g/t for the Angela vein which contributes 95% of the measured and indicated tonnage and 97% of the gold equivalent ounces. Minor veins were capped at variable values ranging from 5 g/t to 50 g/t gold and 550 g/t to 1,250 g/t silver.

5)	An estimated dry bulk density of 2.51 tonnes per cubic meter (“t/m3”) was used for all mineralized rock.
6)	Grades were interpolated using the “ordinary kriging” estimation technique.
7)	A cut-off grade of 1.5 g/t gold equivalent was used to calculate resources.
8)	The contained metal estimates remain subject to factors such as mining dilution and losses and process recovery losses.
9)
The mineral resources were classified using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council November 27, 2010.

Inmaculada Independent Feasibility Study (January 2012)

The preparation of this feasibility study was overseen by the independent engineering firm Ausenco Peru, of Lima, Peru. Summary details of the feasibility study are presented below in Table 7.

Table 7: Inmaculada Project Feasibility Study (100% Basis)

Item	Units	Value
Base Case Gold price	$ per ounce	1,100
Base Case Silver Price	$ per ounce	18
Initial Mine life	years	6.3
Average annual gold production	ounces/year	124,000
Average annual silver production	ounces/year	4,204,000
Average annual gold equivalent production (4)	Au Eq ounces/year	194,000
Life-of-mine gold production	ounces	783,000
Life-of-mine silver production	ounces	26,488,000
Life-of-mine gold equivalent production (4)	ounces	1,220,000
Plant processing rate (3,500 tpd)	tonnes/year	1,260,000
Metallurgical recovery – gold	%	95.6
Metallurgical recovery – silver	%	90.6
Initial capital (2)	$ (millions)	315
Direct site costs (3)	per tonne processed	$74
Direct site costs (3,5)	per ounce Au (with Ag credit)	$133
Total cash operating costs (3,5,6)	Per ounce Au (with Ag credit)	$172
IRR pre-tax/after tax	%	18/12

7

Pre-tax/after-tax cumulative cash flow	$ (millions)	323/194
Pre-Tax/after tax NPV at 5%	$ (millions)	181/90
Pre-tax/after tax NPV at 8%	$ (millions)	120/46

Notes:
1)
The Company owns a 40% interest in the Inmaculada project. Under the joint venture agreement between the Company and Hochschild, Hochschild must contribute the first $100 million of feasibility study development and capital costs. Hochschild will also receive a 7% management fee as operator of the mine. This Table does not consider the economic impact of these terms. The Company’s attributable cash flow and project economics are shown in Table 9.

2)	Initial capital includes $25 million in contingency and is based on calendar fourth quarter 2011 estimates. No escalation factors have been applied.
3)
Direct site costs include mining, processing, and mine administration, but workers’ profit sharing has been excluded (as it is considered a tax). Total Cash Operating costs include direct site costs plus estimates of refining and transportation and the government royalty.

4)	Gold equivalent ounces are calculated using a silver-to-gold ratio of 60:1, calculated by using the ratio of metal prices in the base case.
5)	By-product accounting subtracts the revenue generated by silver from the operating costs as a credit to determine the cost per ounce of gold net of by-product credit.
6)	For comparative purposes, if the Company had selected co-product accounting, the resulting total cash operating costs are estimated to be $502 per ounce for gold and $8.20 per ounce for silver.

The sensitivity of the project cash flows to changes in the prices of gold and silver are shown in Table 8 below. The base case price assumptions are shown in bold.

Table 8: Inmaculada Project Feasibility Study (100% Basis) Pre-tax Metal Price Sensitivities

Gold Price ($)	900	1,100	1,300	1,500	1,700	1,900
Silver price ($)	15.00	18.00	21.00	25.00	28.00	31.00

IRR (%)	5	18	28	38	46	53
Cum. cash flow ($ millions)	88	323	559	821	1,057	1,292
NPV 5% ($ millions)	6	181	356	551	726	901
NPV 8% ($ millions)	(28)	120	268	433	581	729

 Inmaculada Mine Production and Processing Plans

It is proposed in the feasibility study that the underground mining method for Inmaculada will be a combination of sub-level stoping and cut-and-fill based upon geotechnical rock conditions and vein width. The vein width ranges from 3 meters to 15 meters, averaging 6.5 meters. Cut-and-fill should account for approximately 55% of the life of mine production with sub-level stoping accounting for the remaining 45%. In-mine truck haulage will deliver ore to a surface primary crusher located near the mine portal. Crushed ore will be delivered to the process plant by a conveyor belt.

The process flow sheet includes primary crushing, semi-autogenous and ball mill grinding and classification to 80% passing 80 microns followed by cyanide leaching. After countercurrent decantation to recover pregnant solution, the leached tailings will be treated to destroy residual cyanide and used, as required, for stope backfill. Tailings not returned underground will be transferred to a lined impoundment adjacent to the process plant. The pregnant leach solution will be clarified and de-aerated prior to precipitation of gold and silver with zinc dust. Precipitates will be dried and smelted on-site to produce doré bars containing gold and silver and minor impurities. The doré bars will be shipped to a third party refinery for conversion into gold and silver bullion.

Attributable Production and Economic Parameters for the Company’s 40% Interest in Inmaculada

Under the joint venture agreement between the Company and Hochschild, Hochschild is required to contribute the first $100 million in feasibility study and capital costs for Inmaculada before the joint venture partners begin to fund the project proportionately. Hochschild will receive a management fee of 7% of the operating costs during the operating phase.

As of June 30, 2012, Hochschild had spent approximately $42 million on feasibility and development costs. The Company anticipates that it will commence funding its proportionate share of the capital costs at Inmaculada in the final calendar quarter of 2012, with the Company’s share estimated as being approximately $15-$20 million.

Table 9 below illustrates the Company’s attributable production and economic parameters for its 40% investment in Inmaculada.

Table 9: The Company’s 40% Attributable Production and Economic Parameters for Inmaculada

Item	Units	Value
Average annual gold production	ounces/year	49,600
Average annual silver production	ounces/year	1,682,000
Average annual gold equivalent production(2)	Au Eq ounces/year	78,000
Life-of-mine gold production	ounces	313,000
Life-of-mine silver production	ounces	10,600,000
Life-of-mine gold equivalent production	ounces	488,000
Initial capital	$ (millions)	91
Direct site costs(1)	Per tonne processed	$74
Direct site costs(1,3)	Per ounce Au (after Ag credit)	$133

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Total cash operating costs (1,3,4)	Per ounce Au (after Ag credit)	$262
IRR pre-tax/after tax	%	26/21
Pre-tax/after-tax cumulative cash flow	$ (millions)	136/95
Pre-Tax/after tax NPV at 5%	$ (millions)	85/57
Pre-tax/after tax NPV at 8%	$ (millions)	63/40

Notes:
1)
Direct site costs include mining, processing and mine administration, but excludes workers’ profit share. Total cash operating costs include direct site costs plus estimates of the management fee, refining and transportation charges and the government royalty.

2)	Gold equivalents are estimated using a silver-to-gold ratio of 60-to-1, calculated by using the ratio of the base case metal prices.
3)	By-product accounting subtracts the revenue generated by silver from the total operating costs to determine the cost per ounce of gold net of by-product credit.
4)	For comparative purposes, if the Company had selected co-product accounting, the resulting cash operating costs would be approximately $560 per ounce for gold and $9.15 per ounce for silver.

The Company’s sensitivity of the project cash flows to changes in the prices of gold and silver are shown in the Table 10 below. The base case price assumptions are shown in bold.

Table 10: Pre-tax Price Sensitivities for the Company’s Attributable Interest in Inmaculada

Gold Price ($)	900	1,100	1,300	1,500	1,700	1,900
Silver price ($)	15.00	18.00	21.00	25.00	28.00	31.00

IRR (%)	9	26	40	55	67	78
Cum cash flow ($ millions)	42	136	231	335	429	523
NPV 5% ($ millions)	15	85	155	233	302	372
NPV 8% ($ millions)	3	63	122	188	247	306

Goldfield Project, Nevada, USA

Goldfield Property Description

The 100%-owned Goldfield property (“Goldfield”) straddles the boundary between Esmeralda and Nye Counties and is immediately adjacent to the historic mining town of Goldfield, Nevada, located on State Highway 95, approximately 180 miles northwest of Las Vegas.

Currently, there are three important deposits identified at Goldfield: Gemfield, McMahon Ridge, and Goldfield Main. They are all structurally controlled, volcanic-hosted, epithermal gold deposits of the high-sulphidation, quartz-alunite type.

The Goldfield Main deposit is located in the southwest portion of the property and was the center of historical gold production in the district, with reported production of over 4 million ounces of gold (at grades reported to be approximately 18 g/t) from the early 1900’s to the 1940’s.

Goldfield Project Resource Estimation

Mineral resource estimations for the Goldfield property have been conducted separately for the Goldfield Main, Gemfield and the McMahon Ridge deposits. The current combined Goldfield mineral resource estimates are shown in Table 11 below. Table 12 shows the individual mineral resource estimates for the Gemfield, McMahon Ridge and Goldfield deposits. Table 13 shows the mineral reserve estimates for the Gemfield deposit, which were announced in a news release dated July 17, 2012.
Table 11: Goldfield Project – Combined Mineral Resource Estimates at a cut-off grade of 0.3-0.4 g/t gold)

Category	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)
Measured	12,182,000	1.1	438,000
Indicated	18,915,000	1.3	795,000
Total Measured and Indicated	31,097,000	1.2	1,233,000

Inferred	10,872,000	1.3	438,000

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Table 12:  Mineral Resource Estimates for Gemfield, McMahon Ridge and Goldfield Main Deposits
(Effective Dates July 17, 2012 and February 1, 2011 - see Note 1)

Resource Category	Cut-off grade	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)

Gemfield	0.3 g/t
Measured		12,182,000	1.1	438,000
Indicated		4,852,000	0.9	136,000
Measured and Indicated		17,034,000	1.0	574,000
Inferred		4,173,000	0.6	74,000

McMahon Ridge	0.4 g/t
Measured		–	–	–
Indicated		5,514,000	1.3	238,000
Measured and Indicated		5,514,000	1.3	238,000
Inferred		108,000	1.1	4,000

Goldfield Main	0.4 g/t
Measured		–	–	–
Indicated		8,549,000	1.5	421,000
Measured and indicated		8,549,000	1.5	421,000
Inferred		6,591,000	1.7	360,000

Notes:
1.
Goldfield Main mineral resource estimation was conducted by R. Mohan Srivastava, an Independent Qualified Person in accordance with NI 43-101 with an effective date of February 1, 2011. Gemfield and McMahon Ridge mineral resource estimations were also calculated by R. Mohan Srivastava (P. Geo), with an effective date of July 17, 2012.

2.	Estimated mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Numbers have been rounded in all categories to reflect the precision of the estimates.
4.
To limit the influence of individual high grade samples, grade capping was used. At Gemfield gold assay grades were capped at 40 g/t in the main mineralized zone and at 3 g/t outside of this zone. At McMahon Ridge gold grades were capped at 100 g/t in the main mineralized zone and at 10 g/t outside of this zone. At Goldfield Main for gold grades inside the main mineralized structure, assays in intervals with lithologies that often have high gold grades were capped at 75 g/t and assays in intervals with lithologies that rarely have high gold grades were capped at 7.5 g/t. Outside of the main mineralized structure, the corresponding capping values were 9 g/t for high grade lithologies and 5 g/t for lower grade lithologies.

5.
Estimated dry bulk densities of 2.21 to 2.37 tonnes per cubic meter (“t/m3”) were used for mineralized material from Gemfield and dry bulk densities from 2.03 to 2.37 t/m3 were used for McMahon Ridge. At Goldfield Main a bulk dry density of 2.14 t/m3 was used for in-situ rock and 1.53 t/m3 for back filled stopes

6.	Grades were estimated using the ordinary kriging estimation technique.
7.	Contained metal estimates remain subject to factors such as mining dilution and losses and metallurgical recovery losses.
8.
The mineral resources were classified using the Canadian Institute of Mining, metallurgy and Petroleum (CIM) Standards on Minerals Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions adopted by the CIM on November 27, 2010.

Updated mineral resource estimates for the Gemfield and McMahon Ridge deposits were calculated by R. Mohan Srivastava, an independent consultant and qualified person with an effective date of July 17, 2012. The Goldfield Main deposit mineral resource estimated was previously calculated by R. Mohan Srivastava with an effective date of February 1, 2011 (see press release dated February 1, 2011).

The resource estimations were conducted using all drill assay data available as of May 2012, representing a total of 532 core and reverse circulation (“RC”) drill holes totaling approximately 76,000 meters for Gemfield and 317 core and RC drill holes totaling approximately 38,900 meters for McMahon Ridge.

For Gemfield, the updated resource estimate represents a 10% increase in measured and indicated tonnage and a 6% increase in the contained ounces of gold compared to the previously-published resource estimate (July 12, 2005) For McMahon Ridge, the updated resource estimate represents a 25% decrease in Measured and Indicated tonnage and a 16% decrease in the contained ounces of gold from the previously-published resource estimate (also July 12, 2005). The increase in mineral resources at Gemfield is mostly due to additional drilling, whilst at McMahon Ridge the reduction can be attributed to a change in reporting cut-off from 0.27 g/t to 0.4 g/t as well as a limited amount of new drilling. A new mineral resource was not estimated for Goldfield Main.

Gemfield Deposit- Resource Estimation Methodology

The ordinary kriging method utilized a search ellipse that considered only those nearby drill-hole samples that fell within a single mineralized horizon whose top and bottom was interpreted on east-west cross-sections and connected section-to-section to create triangulated surfaces that delineate the top and bottom of the mineralized zone. The search ellipse is oriented parallel to the mineralized zone, following its undulations and has a radius of 53 meters in the N 25 E direction, 30 meters in the N 65 W direction and 6 meters in the vertical direction, equal to the ranges in the variogram. An octant search was used to limit the effects of sample clustering; within each octant, only the closest four samples were retained for estimation. A block size of 3mX3mX3m was used for estimation; these were re-blocked to 6mX6mX6m for inventorying and reporting the mineral resource. Tonnages were calculated for each block using tonnage factors that vary according to rock type and alteration.

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The estimation of grade used the actual capped drill-hole assays; no compositing was performed. Once the ordinary kriging weights had been calculated, these weights were multiplied by the assay length and then re-normalized to sum to one. This technique ensures that variable sample length in drill core samples is correctly accounted for in grade estimation.

Resource classification was based on three criteria: 1) distance to the nearest assay sample, 2) number of octants with data, and 3) number of different drill-holes. Below are the principle criteria for each resource category:

Measured Resources have blocks within 1/3 the variogram range of a drill-hole sample from at least four different drill holes in at least four octants.
Indicated Resources have blocks that are within 2/3 the variogram range of a drill-hole sample from at least two drill holes in at least four octants.
Inferred Resources have blocks that are within the variogram range of a drill-hole sample.

Below the oxide/sulphide boundary, no grade estimates were calculated; all classified mineral resources lie in the oxide zone.

McMahon Ridge Deposit- Resource Estimation Methodology

Ordinary kriging was used to estimate the proportions of two populations; one is the host of the continuous mineralization and the other is the host of the erratic and discontinuous mineralization. For each population, the gold grade was estimated using nearby assays from the same population; average grade was then calculated by tonnage weighting the grades of the two populations within each 3mX3mX3m block. The search ellipse was orientated to parallel to the locally-varying direction of maximum continuity extracted from geological cross-sections. It had a radius of 40 meters in the strike and down-dip directions, and 5 meters perpendicular to the tabular mineralization; these are equal to the ranges of the variogram. An octant search was used to limit the effects of sample clustering; within each octant, only the closest four samples were retained for estimation. A block size of 3mX3mX3m was used for estimation; these were re-blocked to 6mX6mX6m for inventorying and reporting the mineral resource. Tonnage factors vary according to rock-type and alteration.

The estimation of grade used drill-hole assays, capped at 100g/t in the population that hosts continuous mineralization and 10 g/t in the erratic and discontinuous mineralization; no compositing was performed. Once ordinary kriging weights had been calculated, these weights were multiplied by the assay length and then renormalized to sum to one. This technique ensures that variable sample length in drill core samples is correctly accounted for in grade estimation.

Tonnage and metal content in historical shafts and production stopes were removed from the block model prior to calculating the resource estimate.

Resource classification was based on three criteria: 1) distance to the nearest assay sample, 2) number of octants with data, and 3) number of different drill-holes. Below are the principle criteria for each resource category:

Indicated Resources have blocks that are within 2/3 the variogram range of a drill-hole sample from at least two drill holes in at least four octants.
Inferred Resources have blocks that are within the variogram range of a drill-hole sample.

Gemfield Mineral Reserve Estimates

The mineral reserve estimate for the Gemfield deposit is shown in Table 13 and was calculated by Dayan Anderson MMSA, QP of Micon International Limited, with an effective date of July 17, 2012. This is the first mineral reserve estimate for the Gemfield deposit. The reserves were estimated using a gold price of $1,300 per ounce and an average cut-off grade of 0.3 g/t.

Table 13: Gemfield Deposit Mineral Reserve Estimate
(Effective Date July 17, 2012)

Category	Tonnes	Gold Grade (g/t)	Gold Ounces
Proven	11,041,000	1.16	412,000
Probable	3,246,000	0.95	99,000
Total Proven and Probable	14,287,000	1.11	511,000

   Notes:
1.	Numbers are rounded to reflect the precision of the estimates
2.	The mineral reserves were estimated using the CIM standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM and adopted on November 27, 2010.
3.
The company is not aware of any environmental, permitting, legal, title, taxation. socio-economic, marketing, political, or other relevant factors that materially affect the validity of these reserves.

Gemfield Feasibility Study Summary

On July 17, 2012, the Company released the results of an independent feasibility study on the 100%-owned Gemfield gold deposit at Goldfield. This study which was overseen by Micon International of Toronto, Canada. SRK Consulting (US) of Reno, Nevada was responsible for the heap leach pad design and R. Mohan Srivastava (P. Geo) for the updated resource estimate.

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This feasibility study used a base-case gold price of $1,350 per ounce and a silver price of $25 per ounce. It envisaged a conventional open pit shovel and truck haulage operation processing 6,000 tonnes per day using cyanide heap leaching followed by carbon adsorption/stripping and electrowinning to produce gold and silver doré bars.  Over the estimated 6.5 year mine life, it is estimated that 430,000 ounces of gold will be produced, generating approximately $168 million in net cash flow before taxes. The Goldfield Main and McMahon Ridge deposits did not form part of the feasibility study because they remain subject to further drilling and metallurgical test work.

The results of the feasibility study are summarized in the following Table 14.

Table 14: Gemfield Feasibility Study Results (July 17, 2012)

Item	Units	Value
Base case gold price	$ per ounce	1,350
Initial mine life	Years	6.5
Average annual gold production	Ounces/year	66,000
Average metallurgical recovery	%	84
Life-of-mine gold production	Ounces	430,000
Tonnes processed	Tonnes/year	2,190,000
Initial capital (1,6)	$ millions	133
Total sustaining capital costs	$ millions	16
Direct site operating costs (2)	Per tonne processed	15.67
Cash operating costs, (after Ag credit) (2,5)	$ per ounce Au	526
Total cash operating cost, (after Ag credit) (2,5)	$ per ounce Au	611
IRR pre-tax/post tax (4)%		22/18
Pre-tax/post tax cash flow (undiscounted) (3,4)	$ (millions)	168/132
Pre-tax/post tax NPV at 5% (3,4)	$ (millions)	102/75
Pre-tax/post tax NPV at 7% (3,4)	$ (millions)	83/59

 Notes:
1)	Initial capital includes $20 million in contingency allowance and is based on Q2 2012 estimates. No escalation factors have been applied.
2)	Direct site operating costs include mining, processing and mine G&A costs. Cash operating costs include direct site costs plus estimates of transport and refining charges, net of the silver credit. Total cash costs include cash operating costs plus a 5% NSR royalty and the Nevada Net Proceeds of Minerals Tax.
3)	Cash flow and NPV estimates include a 5% NSR due to a third party.
4)	The after tax estimates include all estimated income taxes applied to the project.
5)	By-product accounting subtracts the revenue generated by silver sales from the total operating costs to determine the cost per ounce of gold. Total silver revenue for the base case is approximately $2 million, less than 0.5% of the estimated total project revenue.
6)	Initial capital costs include $19 million to re-align State Highway 95.
7)	Direct site operating costs per tonne of ore comprise processing $6.36, mining $6.39 and G&A $2.92.
8)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The sensitivity of the project cash flows to changes in the prices of gold are shown in Table 15 below. The base case price assumptions are shown in bold.

Table 15: Gemfield Project Feasibility Study- Pre-tax Sensitivity Analysis to Gold Price Changes (base case in bold)

Gold Price ($)	1,100	1,350	1,600	1,850

IRR (%)	10	22	33	42
Cum. cash flow ($ millions)	66	168	270	373
NPV 5% ($ millions)	26	102	179	256
NPV 7% ($ millions)	14	83	152	220

Gemfield Mine Production and Processing Plans

Development of the Gemfield deposit will utilize standard open pit mining technology to create an open pit, which will be mined in four distinct phases. Ore and waste will be drilled and blasted on 6 meter high benches with loading and hauling accomplished using 6.5 meter front end loaders and 40 tonne capacity haul trucks. Waste material has largely been characterized as benign in terms of acid rock drainage and will be stored immediately to and east of the open pit. A stockpiling strategy will be employed to process higher value material. The average life of mine strip ratio is approximately 2.14:1, with inter-ramp slope angles ranging from 40 to 45 degrees.

The planned process flow sheet includes 3-stage crushing to achieve 100% passing 12.7 millimeters and cyanide heap leaching, followed by carbon absorption/stripping, electrowinning and smelting to produce gold and silver dore bars. The dore will be shipped to a third party refinery for conversion into bullion.

The column test results from the Gemfield oxide zone have returned gold recoveries between 72% and 96% passing 12.7 millimeters crush size and at the range of gold head grades typically anticipated from the pit. Test work on mineralized material from below the oxide/sulfide boundary indicates that the sulfide mineralization is refractory to cyanidation and has been assigned zero recovery. A recovery model for the oxide mineralization has resulted in an estimated life-of-mine recovery of 84% for gold, and 5% for silver.

Work continues on the Environmental Baseline Study and it is on schedule for submission by the end of 2012. Drafting of the Plan of Operations has commenced and will be submitted at the same time as the baseline study. Following acceptance of the Environmental Baseline Study and the Plan of Operations, an Environmental Impact Statement process will commence with an estimated time frame to completion of 15 to 18 months.

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Permitting will start following the commencement of the Environmental Impact Statement process. The Company is in the process of engaging an EPCM contractor to manage the engineering, design and construction of the mine.

Converse Project, Nevada, USA

Converse Property Description

The 100%-owned Converse gold project (“Converse”) is located in the western part of the Battle Mountain Gold Belt in Nevada, a northwest linear trend that extends from the Twin Creeks gold deposit in the north to the Cove-McCoy gold deposits in the south. This mineralized belt accounts for over 50 million ounces of estimated cumulative gold production and mineral resources.

Newmont’s Lone Tree Mine (closed in 2007) is located 14 km to the north-northeast; Goldcorp’s Marigold Mine is located 8 km east of Converse; Newmont’s Phoenix complex is located 30 km to the east-southeast.  These three deposits account for some 30 million of the 50 million ounces reported in the Battle Mountain Gold Belt. Converse is hosted in the same favorable stratigraphic package and area of thrust faulting as those three major gold deposits.

Converse Preliminary Economic Assessment (“scoping study”) Summary

On December 19, 2011, the Company released the results of an independently prepared scoping study for Converse, which was overseen by Micon International of Toronto, Canada. SRK Consulting (U.S.) Inc. of Reno was responsible for the heap leach pad design and R. Mohan Srivastava (P. Geo) for the updated resource estimate.

This scoping study used a base-case gold price of $1,300 per ounce and a silver price of $25 per ounce. It envisaged a conventional open pit shovel and truck haulage operation processing 45,000 tonnes per day using cyanide heap leaching followed by carbon adsorption/stripping and electrowinning to produce gold and silver doré bars.  Over the 14 year mine life, it is estimated that 2.2 million ounces of gold and 8.5 million ounces of silver could be produced, generating almost $500 million in net cash flow before taxes.

The results of the scoping study are summarized in the following Table 16.

Table 16: Converse Scoping Study Results (December 2011)

Item	Units	Value
Base case gold price	$ per ounce	1,300
Base case silver price	$ per ounce	25
Initial mine life	Years	13.5
Strip ratio	Waste rock: ore	2.3 to 1
Average annual gold production	Ounces/year	160,000
Average annual silver production	Ounces/year	638,000
Average annual gold equivalent production(4)	Gold equivalent ounces/year	173,000
Life-of-mine gold production	Ounces	2,165,000
Life-of-mine silver production	Ounces	8,471,000
Life-of-mine gold equivalent production (4)	Gold equivalent ounces	2,328,000
Tonnes processed	Tonnes/year	16,556,000
Metallurgical recovery- gold	%	60
Metallurgical recovery- silver	%	31
Initial capital (2)	$ (millions)	455
Total cash operating cost (3)	Per tonne processed	8.35
Total cash operating cost (5)	Per ounce Au (after Ag credit)	745
Pre-tax IRR	%	10.5
Pre-tax cash flow (undiscounted) (6)	$ (millions)	494
Pre-tax NPV at 5% (6)	$ (millions)	185
Pre-tax NPV at 8% (6)	$ (millions)	70

 Notes:
1)	This scoping study is preliminary in nature and includes inferred resources that are considered too speculative geologically to have economic considerations applied to them to be categorized as mineral reserves. There is no certainty that the results of the scoping study will be realized and actual results may vary substantially.
2)	Initial capital includes $60 million in contingency allowance. Costs are based on calendar third quarter 2011 estimates and no escalation factors have been applied.
3)	Total cash operating costs include estimates of refining charges.
4)	Gold equivalents for production are estimated using a silver-to-gold ratio of 52-to-1 calculated by using the base case metal prices.
5)	By-product accounting deducts the revenue generated by silver sales from the total operating costs to determine the cost per ounce of gold net of by-product credit.
6)	Cash flow and net present values are all shown pre-tax and incorporate any net smelter return royalties owing to third parties.
7)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 17 below shows the sensitivity of Converse’s cash flows to changes in the price of silver and gold, with the base case in bold.

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Table 17: Converse Metal Price Sensitivity Analysis

Gold and Silver price	$1,000 $19.00	$1,200 $23.00	$1,300 $25.00	$1,400 $27.00	$1,600 $31.00	$1,800 $35.00	$2,000 $39.00
IRR (%)	(4.3)	6.0	10.5	14.7	22.5	29.8	36.8
Cash flow ($ millions)	(171)	272	494	715	1,158	1,602	2,045
NPV at 5% ($ millions)	(269)	33	185	336	639	941	1,244
NPV at 8% ($ millions)	(300)	(54)	70	193	440	687	934

Converse Resource Estimation

The Converse mineral resources estimated and shown below are based on drill results received up to the cut-off date of November 4, 2011. They represent an update of the mineral resource estimate for Converse announced on August 24, 2011, and were prepared by R. Mohan Srivastava (P. Geo), an independent consultant and qualified person.

The resource estimate is reported at a cut-off grade of 0.27 g/t gold.

As of November 2011, a total of 316 resource definition and other exploration drill holes (both reverse circulation and core) have been completed totaling approximately 65,000 meters. This mineral resource estimate is based on the results of 209 drill holes totaling approximately 50,600 meters, which have defined an area of mineralization over 1,500 meters by 2,000 meters. The remaining 107 drill holes are exploration holes that are not close enough to the mineralized body to influence the mineral resource estimate.

Below in Table 18 is the current mineral resource estimate for Converse:
Table: 18: CONVERSE-REDLINE MINERAL RESOURCE ESTIMATE
 (Effective at December 19, 2011)

Classification	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold ounces	Contained Silver ounces	Contained Gold Equivalent ounces
Measured	221,172,000	0.5	3.9	3,590,000	27,828,000	3,868,000
Indicated	99,057,000	0.5	3.2	1,582,000	10,125,000	1,683,000
Measured + Indicated	320,229,000	0.5	3.7	5,172,000	37,953,000	5,552,000
Inferred	31,242,000	0.5	3.0	507,000	3,013,000	537,000

Notes:
1.	The cut-off grade for the resource estimates assumes a metal price of $1,300 per ounce for gold and $25 per ounce for silver, with assumed metallurgical recoveries of 60% for gold and 31% for silver.
2.	Estimated mineral resources do not have demonstrated economic viability.
3.	Numbers have been rounded in all categories to reflect the precision of the estimates.
4.	An overall average bulk density for bedrock of 2.72 t/m3 has been used for the tonnage estimates.
5.
The mineral resources were estimated using ordinary kriging to estimate metal grades. A block size of 15.2 meters by 15.2 meters by 6.1 meters was used and   outlier high grades were top cut to 15g/t gold and 100 g/t for silver.

6.
The contained metal estimates remain subject to factors such as mining dilution and process recovery losses. Silver ounces were converted to gold equivalent ounces using a 100-to-1 silver-to-gold ratio.

7.
The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the validity of these resource estimates.

The Company will make a decision with respect to initiating a feasibility study at Converse by the end of calendar year 2012, based on the results of ongoing metallurgical testwork.

Ruby Hill Mine NSR Royalty, Nevada, USA

On May 23, 2012, and effective as at April 1, 2012, the Company sold its 3% NSR royalty on production from Barrick Gold Corporation’s Ruby Hill gold mine in Nevada to Royal Gold, Inc. for $38 million in cash.

Ecuador

Following the suspension of all exploration and mining activities in April 2008, as a result of the Ecuadorian government’s Mining Mandate, the Company maintained the majority of its technical and administrative staff and community workers in Ecuador in order to continue with various Mining Mandate compliant technical studies and on-site maintenance activities at its Rio Blanco and Gaby projects.

On January 29, 2009, a new Mining Law was approved by Ecuador’s President Rafael Correa and the mining regulations to supplement and provide parameters for the new Mining Law were issued on November 4, 2009. In the second calendar quarter of 2010, the government of Ecuador issued new mining titles for all of the mining concessions on the Rio Blanco and Gaby Projects.

14

The Company commenced negotiations with the Government of Ecuador in February 2011, and this process remains on-going.  As a result of delays and uncertainties with respect to the terms and conditions of these negotiations, combined with other economic, social and political risk factors, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of the resource properties in Ecuador, including their sale.

Rio Blanco, Ecuador

With the Company investigating alternatives for maximizing value for Rio Blanco, including its potential sale, it is uncertain if the Company will advance the development of the Rio Blanco project.

At Rio Blanco, as of October 2006, the Company had estimated proven and probable mineral reserves for the Alejandra North and San Luis veins of 605,000 ounces of gold and 4.3 million ounces of silver contained within 2.15 million tonnes at average grades of 8.8 g/t gold and 62 g/t silver as shown in Table 19.

  Table 19: Rio Blanco Reserve Estimate
(Effective at October 12, 2006)

		Gold		Silver
Reserve Category	Tonnes	Grade (g/t)	Contained Ounces(1)	Grade (g/t)	Contained Ounces(1)
Proven	143,000	10.8	49,000	90	410,000
Probable	2,005,000	8.6	555,000	61	3,896,000
Proven and Probable	2,147,000	8.8	605,000	62	4,307,000

Notes:
(1)
The mineral reserves are derived from total Measured and Indicated resources of 2.15 million tonnes at an average grade of 9.5 g/t gold and 69 g/t silver containing 661,000 ounces of gold and 4,785,000 ounces of silver at a cut-off grade of 3 g/t for Alejandra North and 4 g/t gold for San Luis and using a gold price of $475 per ounce (see the news release dated May 30, 2006 for additional information).

(2)	The mineral reserves remain subject to estimated metallurgical recoveries of 87% for gold and 70% for silver.
(3)	Mining dilution of approximately 10%, with a diluting grade of 1.7 g/t gold has been included in the reserves.
(4)	Mining losses have been estimated at 10% for general mining. In addition, approximately 10% of the sill pillar will not be recovered.

The mineral reserves were prepared in accordance with NI 43-101 by Wardrop (Qualified Person, Mining Engineer Ivan Arriagada, P. Eng) with an effective date of October 12, 2006, using a 4.0 g/t gold cut-off grade and a $475/oz gold price.  Numbers are rounded to reflect the precision of a reserve estimate.

Gaby, Ecuador

The Company holds property rights and interests ranging from 50% to 100% in the Gaby project area and controls approximately 60% of the total currently-known gold resource.

The Company has not yet received permission from the Ecuadorian government to re-start exploration activities due to issues related to the fact that the south-eastern (non-mineralized) part of one of the concessions is within the “buffer zone” of a “protected forest” area. Due to perceived economic, social and political risks in Ecuador and inherent with the Gaby project; the Company is implementing a strategy to maximize Gaby’s value, including  its sale.

Mineralization at Gaby represents a large disseminated gold porphyry system, which could be mined by large-scale open-pit methods.

As at July 2009, as part of a pre-feasibility study (“PFS”), combined Measured and Indicated resources (on a 100% project basis) were estimated by R. Mohan Srivastava (P. Geo) of FSS Canada, an independent consulting firm, at approximately 356 million tonnes at an average grade of 0.6 g/t gold, containing 6.9 million ounces of gold.  Approximately 4.1 million ounces of gold are attributable to the Company, based on the Company’s rights and ownership interests in the Gaby mineral concessions. Gaby was not economic at a base case price of $650 gold as at January 2009 and therefore no reserves could be estimated at that time.

Additional inferred resources are estimated to be 143 million tonnes at an average grade of 0.6 g/t gold containing an additional 2.9 million ounces of gold, of which approximately 1.8 million ounces of gold are attributable to the Company, based on the Company’s ownership interests in the mineral concessions comprising the Gaby property.

The base-case mineral resource estimate shown in Table 20 below was calculated at a cut-off grade of 0.4 g/t gold, which approximates the internal cut-off grade for the recovery process options, considered in the PFS (see information below) and uses a base-case gold price of $650 per ounce.

15

Table 20: Gaby Project – The Company’s Attributable Mineral Resource and Total Mineral Resource
(100% project basis effective as of January 26, 2009 – showing current updated attributable ounces)

Resource Estimate Category	Cut-Off (g/t gold)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces (100% Project)	IMZ Attributable Gold Ounces
Measured	0.4	91,600,000	0.6	1,900,000	1,141,100
Indicated	0.4	264,800,000	0.6	5,040,000	2,964,000
Measured and Indicated	0.4	356,400,000	0.6	6,940,000	4,105,100

Inferred	0.4	143,200,000	0.6	2,850,000	1,760,600

Notes:
1.	Numbers are rounded to reflect the precision of a resource estimate.
2.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	To limit the influence of individual high-grade gold samples, grade cutting was used. Gold assay grades were capped at 30 g/t.
4.	Average dry bulk densities of 2.77 t/m3 for intrusive rocks, 2.97 t/m3 for volcanic rocks and 1.36 t/m3 for saprolite (oxidized zone) were used for block volumes.
5.
The grades were interpolated using the “Probability Assisted Constrained Kriging” estimation technique within the sulfide geologic domain and ordinary kriging within the saprolite (surface-oxidized material).

6.	The contained metal estimates remain subject to factors such as mining dilution and process recovery losses.
7.
Previously released resource estimates have included grades for copper. Copper recovery has been eliminated from the process flow sheet as the contained copper values at consensus long-term copper prices of approximately $1.50 per pound do not meet the requirement of a “reasonable prospect for economic extraction” under NI 43-101 and therefore are no longer included in the Company’s resource inventory for the Gaby project.

8.	These mineral resources were classified in accordance with CIM guidelines by FSS Canada’s Qualified Person, R. Mohan Srivastava (P. Geo).

DISCUSSION OF OPERATING RESULTS AND FINANCIAL CONDITION

Table 21 below summarizes key financial data for the Company for the most recent three fiscal years ended June 30, 2012.

Table 21: SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION

Amounts in $	Year ended June 30, 2012 (IFRS)	Year ended June 30, 2011 (IFRS)	Year ended June 30, 2010 (Cdn GAAP)
Working capital	126,733,956	50,343,492	30,387,671
Total assets	336,194,445	369,701,107	312,759,640
Total long term liabilities	8,160,000	8,000,000	75,446,543
Total shareholders’ equity	324,666,533	18,281,134	224,916,549
Net income after tax, from continuing operations	27,987,878	56,689,020	8,730,818
Earnings per share from continuing operations-basic	0.23	0.48	0.09
Earnings per share from continuing operations-diluted	0.23	0.48	0.09

Table 22 summarizes pertinent financial and other information which is required to be disclosed by the Company, together with other information for the last eight financial quarters ending June 30, 2012, that the management of the Company considers useful for an understanding of the financial condition and the results of the operations of the Company. For more detailed information, refer to the accompanying Audited Annual Consolidated Financial Statements as at June 30, 2012. All figures are in thousands of US dollars, except per share amounts, and gold and silver sold and total assets, total liabilities and shareholder’ equity which are in millions.

Table 22: SUMMARY QUARTERLY INFORMATION UPDATE TABLE

	9/30/10 (IFRS)	12/31/10 (IFRS)	3/31/11 (IFRS)	6/30/11 (IFRS)	9/30/11 ( IFRS)	12/31/11 (IFRS)	3/31/12 (IFRS)	06/30/12 (IFRS)
Average silver price (per ounce)	18.96	26.43	31.66	38.17	38.79	31.82	32.62	29.42
Average gold price (per ounce)	1,226	1,367	1,384	1,504	1,700	1,686	1,691	1,611
Silver sales (ounces) (IMZ share)	996,144	1,019,488	930,636	866,256	774,136	1,054,484	730,404	691,340
Gold sales (ounces) (IMZ share)	3,168	3,332	3,448	3,176	3,208	3,724	2,192	2,380
Gross royalty revenue $	820.4	1,191.7	1,524.3	1,767.2	1,182.2	1,342.8	1,135.3	nil
Income from associate $	9,594.5	17,010.9	16,900.8	13,282.3	15,089.2	13,448.8	11,211.6	3,202.8
Other income/(loss) $	884.5	2,815.0	(532.7)	9,039.7	1,265.0	(202.0)	(1,149.1)	(1,092.3)
Total expenses $	(2,243.8)	(3,615.9)	(3,565.4)	(2,881.0)	(1,818.7)	(2,132.3)	(3,883.9)	(3,498.6)
Income from continuing operations, before tax $	8,235.3	16,210.1	12,802.8	19,440.9	14,535.5	11,114.4	6,178.6	(1,388.2)
Income and withholding taxes $	nil	nil	nil	nil	nil	(820.0)	(656.0)	(976.5)
Net Income/ (loss) from continuing operations, after tax $	8,235.3	16,210.1	12,802.8	19,440.9	14,535.5	10,294.4	5,522.6	(2,364.7)
Income/(loss) from discontinued operations $	666.4	983.0	270.6	1,712.2	671.6	846.0	668.3	(25,382.1)

16

Earnings per share from continuing operations $	0.07	0.14	0.11	0.16	0.12	0.09	0.05	(0.02)
Cash distributions from associate $	nil	20,000.0	nil	26,000.0	16,000.0	12,000.0	nil	12,000.0
Working capital $	26,258.1	71,197.6	67,345.4	50,394.9	61,566.3	59,764.6	57,431.1	126,734.0
Total assets $	298.6	326.0	343.4	369.7	382.8	395.0	401.2	336.2
Total liabilities $	50.8	45.1	47.6	51.4	50.1	50.0	52.5	11.5
Total shareholders' equity $	239.6	280.9	295.7	318.3	332.7	345.1	348.7	324.7

All reported quarterly financial results have been restated from prior periods for changes to IFRS accounting policies adopted by the Company effective July 1, 2011, with a transition date of July 1, 2010.

The operations of the Company are not considered seasonal. The quarterly results of the Company reflect both external economic trends and internal operating factors. Quarterly results may vary significantly depending on such factors as metal prices, metal production, costs of production, and cash distributions from Pallancata, taxation, the sale of investments, write-downs on resource properties, movements in foreign exchange rates and stock-based compensation costs.

The following discussion is intended to identify general trends and factors which influenced the financial performance of the Company for the periods identified above:

●
Gross royalty revenue represented the 3% NSR royalty on production from the Ruby Hill mine and generally reflects the increasing gold and silver price trends. This royalty was sold in May 2012 and is reported as income in discontinued operations in 2011 and 2012.

●
Changes in income from associate are mostly related to the level of gold and silver production and the general level of gold and silver prices. Because of forward pricing mechanisms for concentrate sales, earnings may rise or fall as future metal prices rise and fall and sales contracts are finalized. In general, mine production costs have risen with the overall rate of commodity inflation, but changes in revenue from quarter to quarter remain the largest driver of variation in income.

●	Other income and losses generally reflect the effect of foreign exchange gains and losses and any gains and losses on the Company’s investments in junior resource companies.

●
Total expenses are administrative in nature and also included in this category are any write-off of exploration properties that are abandoned. The resource property write-offs generally account for the majority of any quarterly volatility. The timing of the recognition of stock-based compensation and bonuses, if any, also impacts quarterly results.

●	The principle income-related tax the Company currently incurs is withholding taxes (4.1%) applicable to the intercompany dividends it receives from its subsidiary in Peru.

●	The income/ (loss) from discontinued operations reflects the gain on the sale and income of the Ruby Hill royalty and offset by the impairment charge on the Ecuadorian resource properties.

●
Cash distributions from associates reflect the earnings from the Pallancata Mine, less any required sustaining capital spending, with such earnings typically distributed two or three times per year, at the discretion of the Suyamarca Board of Directors.

●
The working capital reflects the Company’s cash position offset by any changes in the current portion of long term debt, recognizing that the debentures were redeemed in cash in May 2012. In addition, in the quarter ended June 30, 2012, the estimated net recoverable amount from the sale of the Ecuadorian assets is included in working capital.

●
Changes in total liabilities reflect the decrease in the deferred tax liability which arose from the acquisition of Metallic Ventures in 2010 and the repayment of the convertible debentures in May 2012.

Historical results should not be considered to be indicative of future results.

Fiscal Year Ended June 30, 2012:

●
During the fiscal year ended June 30, 2012 (the “Current Year”) there were two material events which affected both the amount and presentation of income as compared to prior reporting periods. The first was that the Company sold its 3% NSR royalty on production from the Ruby Hill Mine in Nevada for $38 million, with IFRS requiring that its earnings be reclassified to discontinued operations. The second event was that the resource properties in Ecuador were written down by $53.2 million because they were reclassified from resource properties to discontinued operations.

●
 The Company reported net income from continuing operations after tax of $28.0 million for the Current Year, or $0.23 per share, compared to $56.7 million for the fiscal year ended June 30, 2011 (the “Prior Year”), or $0.48 per share;

●
The Company reported a gain and income from discontinued operations related to the Ruby Hill royalty of $30.0 million for the Current Year, or $0.25 per share, compared to $3.6 million for the Prior Year, or $0.03 per share.

●
The Company reported a loss from discontinued operations related to the resource properties in Ecuador of $53.2 million for the Current year, or a loss of $0.44 per share, as a result of the Company’s decision in 2012 to seek alternatives to maximize the value of these assets.

●
The Company reported net and comprehensive income after tax of $4.8 million, or $0.04 per share, compared to net and comprehensive income after tax of $60.3 million, or $0.51 per share for the Prior Year.

17

●
During the Current Year, the Company reported a gain on disposition of $27.9 million representing the impact of the sale of the Ruby Hill royalty and during the Current Year the royalty income from the Ruby Hill royalty was $2.2 million, representing the royalty income for the first three quarters of the year, net of depletion and the Nevada net proceeds tax.

●	Other items which materially impacted earnings included:

-Income from the Pallancata Mine in the Current Year was $43.0 million compared to $56.8 million. During the Current Year as compared to the Prior Year, the average silver price increased from $28.81 per ounce to $33.16 per ounce, but silver sales declined 15% from 3.8 million ounces to 3.2 million ounces. The average gold price for the Current Year was $1,671 per ounce compared to $1,370 per ounce for the Prior Year, but the price increase was offset by a 12% reduction in gold ounces sold (from 13,124 ounces to 11,504 ounces).

-During the Current Year, other income items reduced income by $1.2 million whereas in the Prior Year other income items contributed $12.2 million to income. In the Current Year foreign exchange losses were only $0.4 million compared to $1.8 million in the Prior Year and in the Current Year the Company reported a loss on investments, net of realized gains, of $1.0 million compared to a gain of $1.3 million in the Prior Year.  Most significantly in the Prior Year, the Company reported a $12.5 million gain on the sale of an 11% interest in Inmaculada, which was a non-recurring event.

-During the Current Year, expenses were $11.3 million representing a decrease of approximately 1.0 million (8%) from the $12.3 million reported for the Prior Year. In the Prior Year, the Company had net resource property write-downs (from abandoned exploration properties) of $2.1 million compared to $0.7 million in the Current Year. While other general and administration expenses varied between the Current and Prior Years the changes were neither deemed material nor unusual.

-In the Current Year, the Company reported income tax expense of $2.5 million, which represents the Peruvian withholding tax of 4.1% on intercompany dividends from the Company’s subsidiary in Peru. The repatriation of this money to Canada is not subject to income tax in Canada. In the Prior Year, the Company reported a reduction of $0.6 million in its deferred tax liability and did not incur any withholding tax obligations.

Capitalized resource property expenditures totaled $16.3 million (Prior Year: $10.2 million). A brief discussion of material individual project expenditures follows:

-At the Goldfield project in Nevada, expenditures totaled $10.2 million (Prior Year: $6.9 million) primarily for exploration drilling, field wages, metallurgical testwork and completion of the independent feasibility study and on-going permitting activities.

-At the Converse project in Nevada, expenditures totaled $5.7 million (Prior Year: $1.4 million) primarily for drilling, field wages and metallurgical test work and the preparation of the independent scoping study.

-At other resource properties expenditures totaled $0.4 million (Prior Year: $1.9 million) primarily for the identification of new exploration properties in Peru and Nevada.

Three-Month Period Ended June 30, 2012:

●
The Company reported a net loss from continuing operations of $2.4 million after tax for the fiscal quarter ended June 30, 2012 (the “Current Quarter”), or a loss of $0.02 per share, compared to net income from continuing operations of $19.4 million for the fiscal quarter ended June 30, 2011 (the “Prior Year’s Quarter”), or $0.16 per share; with the change being due to a decrease in income from associate of $10.1 million. In the Prior Year’s Quarter, a gain on the sale of an 11% interest in Inmaculada increased income by $9.1 million;

●
The Company reported a gain from discontinued operations related to the Ruby Hill royalty of $27.9 million for the Current Quarter, or $0.24 per share, compared to $1.7 million for the Prior Year’s Quarter, or $0.01 per share.

●
The Company reported a loss from discontinued operations related to the resource properties in Ecuador of $53.2 million for the Current Quarter, or a loss of $0.45 per share, compared to $nil for the Prior Year’s Quarter.

●
The Company reported a net and comprehensive net loss after tax of $27.7 million or a loss of $0.23 per share for the Current Quarter compared to net and comprehensive income after tax of $21.2 million or $0.18 per share for the Prior Year’s Quarter.

●	The Company reported cash flow from continuing operations for the Current Quarter of $8.4 million compared to $15.1 million for the Prior Year’s Quarter.

●
The Company reported cash flow from discontinued operations of $1.0 million for the Current Quarter compared to $1.4 million for Prior Year’s Quarter. These amounts do not reflect the $38 million received from the May 2012 sale of the Ruby Hill royalty which is classified as proceeds from investing activities.

●	Other items which materially impacted earnings included;

-Income from the Pallancata Mine in the Current Quarter was $3.2 million compared to $13.3 million in the Prior Year’s Quarter. During the Current Quarter as compared to the Prior Year’s Quarter, the average silver price declined from $38.17 per ounce to $29.42 per ounce and silver sales declined from 866,256 ounces to 691,340 ounces (20%). In addition, for the same periods, gold sales declined to 2,380 ounces from 3,176 ounces (25%), but the average gold price did increase by $106 per ounce from $1504 per ounce to $1610 per ounce.

18

-During the Current Quarter, other income items reduced income by $1.1 million whereas in the Prior Year’s Quarter other income items contributed $9.0 million to income. The change in income from other income items is almost entirely due the Company reporting a $10.1 million gain from the sale of an 11% interest in Inmaculada during the Prior Year’s Quarter.

-During the Current Quarter, expenses totaled $3.5 million compared to $2.9 million in the Prior Year’s Quarter.

-In the Current Quarter, the Company reported income tax expense of $1.0 million, which was the Peruvian withholding tax of 4.1% on intercompany dividends from the Company’s subsidiary in Peru. The repatriation of this money to Canada is not subject to income tax in Canada. In the Prior Year’s Quarter the Company reported a reduction of $1.5 million of previously deferred income taxes and last year the Company did not incur a withholding tax liability.

Capitalized resource property expenditures totaled $3.9 million (Prior Year’s Quarter $2.8 million). A brief discussion of material individual project expenditures follows:

-At the Goldfield project in Nevada, expenditures totaled $2.4 million (Prior Year’s Quarter: $2.0 million) primarily for metallurgical test work and the Gemfield feasibility study and on-going permitting activities.

-At the Converse project in Nevada, expenditures totaled $1.3 million (prior Year’s Quarter: $0.7 million) primarily for drilling, field wages and metallurgical test work and the preparation of the independent scoping study.

-At other resource properties expenditures totaled $0.2 million (Prior Year’s Quarter; $0.1 million) primarily for the identification of new exploration properties in Peru and Nevada.

LIQUIDITY AND CAPITAL RESOURCES

In management's opinion, given the nature of the Company's activities, which consist of the acquisition, exploration, development and exploitation of mineral properties in the Americas, the most meaningful and material financial information concerning the Company relates to its level of earnings, liquidity and capital resources.

The Company ended the Current Fiscal Year with $81.2 million in cash and equivalents, compared to cash and equivalents of $85.8 million at fiscal year ended June 30, 2011.

The Company invests its funds in high-quality, short-term, mainly US dollar denominated, financial instruments with major Canadian chartered banks and major US banks and one of the largest financial institutions in Peru.

Cash flow from by continuing operations provided by operating activities for the three- and twelve-month periods ended June 30, 2012 was $8.4 million (Prior Year: $15.1 million) and $29.1 million (Prior Year: $35.9 million), respectively. This cash flow from continuing operations in the Current Year includes $40 million in cash distributions from Suyamarca (Prior Year: $46 million), but it excludes the $38 million received from the sale of the Ruby Hill royalty, which is classified as cash from discontinued operations provided by investing activities.

During the Current Year cash flow provided by discontinued operations was $5.3 million (Prior Year: $3.8 million) and relates to the royalty payments on the Ruby Hill royalty.

In July 2012, the Company received a cash distribution of $6 million from the Pallancata Mine, which was accrued at June 30, 2012 and is not included in the discussion of the cash flow amounts above.

The $8.2 million of deferred income tax liabilities shown on the balance sheet is not an obligation that necessarily needs to be paid in the future. It represents the accounting tax liability that the Company recorded in 2010, when it acquired Metallic Ventures and would only be payable from a sale of the property and on-going taxable income. However the company did incur $2.3 million of withholding taxes relating to dividends received from its Peruvian subsidiary which is reported on the Statement of Comprehensive Income as income taxes.

In Ecuador, the Company is implementing its strategic plan to maximize the value of the Ecuadorian resource properties, which includes their sale.

Management has estimated that the Company’s working capital, together with anticipated Pallancata Mine cash distributions, should be sufficient to meet exploration and development plans, property carrying costs, required Inmaculada capital costs, and corporate administrative requirements through at least the end of the 2013 fiscal year. The Company anticipates that funding for its share of the capital costs at Inmaculada may be approximately $15-$20 million during the last calendar quarter of 2012. Debt financing alternatives to finance a portion of the initial capital costs at Inmaculada are being evaluated by the Company and Hochschild. Gemfield’s development for the 2013 fiscal year is expected to be financed from working capital and, and as yet, no decisions has been made as to how the Company will finance the Gemfield construction costs expected to commence in the 2014 calendar year.

Should other significant new project opportunities be realized, capital requirements may exceed working capital then on hand and thus require additional funding.  Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, there will be funds available at that time.

19

 RELATED PARTY TRANSACTIONS

The Company’s related parties with whom the Company had transactions during the year are as follows:

Related Parties	Relation with the Company	Nature of Transaction
Suyamarca	associate	Reimbursements of costs and payment of cash distributions
Jorge Paz - Paz Horowitz	director	Legal consulting
Rod McKeen - Axium Law	director	Legal consulting

During the fiscal year ended June 30, 2012, the Company entered into the following transactions with related parties:

a)
Paid or accrued legal fees of $238,069 (2011 - $308,146) for services provided by firms in which two directors of the Company are partners or principals The Company expensed $150,948 (2011 - $156,118) of these fees and the remainder was capitalized. At June 30, 2012, the accounts payable to these firms totalled $23,190 (June 30, 2011: $73,079), of which $5,541 (June 30, 2011: $11,000) has been transferred to discontinued operations.

b)	At June 30, 2012, the Company held 1,500,000 (June 30, 2011- 1,500,000) common shares of Santa Barbara (which has a director, Rod McKeen, in common with the Company).

c)
At June 30, 2012, cash distributions of $6,000,000 and cost reimbursements (including employee salaries) totalling $210,377 (June 30, 2011- $557,367) were due from Suyamarca. During the year, the Company recorded a total of $848,147 (2011 - $681,308) as a recovery of costs from Suyamarca. The Company is a 40% shareholder of Suyamarca.

d)
Paid or accrued directors’ fees of $289,241 (2011 - $142,292). During the year, the Company granted 200,000 options to its directors (2011 – nil) for which it recorded stock-based compensation of $83, 103 (2011 - $nil).

The summary of amounts payable to and from related parties is as follows:

	Year Ended 6/30/2012	Year Ended 6/30/2011

Accounts receivable due from Suyamarca for reimbursements	$210,377	$557,367
Accounts receivable for cash distributions from Suyamarca	6,000,000	nil
Accounts payable to related parties for fees	(17,649)	(62,079)

The transactions with related parties were in the normal course of business and were measured at the exchange value, which represented the amount of consideration established and agreed to by the parties.

The total remuneration and benefits recorded on an accrual basis by the Company to its key executives is as follows:

	Year Ended 6/30/2012	Year Ended 6/30/2011

Short-term remuneration	$1,100,000	$846,500
Share based compensation	182,968	178,796

Total remuneration	$1,282,968	$1,025,296

The key executives with the power and responsibility directly or indirectly, to plan direct and control the operations of the Company are its President and CEO, CFO, and VP Corporate Development.

CRITICAL ACCOUNTING ESTIMATES

The accompanying Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, the Company re-evaluates estimates and assumptions. Long-lived assets are reviewed for impairment at the end of each reporting period and whenever events or changes indicate that carrying amounts may not be recoverable.

20

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

In the opinion of the Company, the following are the most significant estimates that the Company has made at the financial reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from the assumptions made:

Discontinued operations-Ecuador resource properties

 When the Company reclassified the Ecuador resource properties to assets held for sale, it recognized an impairment charge of $52.3 million, based upon the difference between the carrying value of these assets and the estimated net proceeds from their sale, net of selling costs.  The Company estimated the fair market value for each property separately. The fair market value for Rio Blanco was determined using variable metal price net present value techniques (“NPV”) with a discount applied to the NPVs representing the increased political and social risk of doing business in Ecuador. The Gaby property, being at an earlier stage of exploration does not lend itself to cash flow valuation techniques and therefore was fair valued using the “comparative market approach”. This method identified what similar properties in other high political risk jurisdictions, including Ecuador, were valued at, or recently sold at, on a per ounce contained gold basis. A per ounce value was then applied to Gaby and the resultant value was reduced further to account for the Ecuadorian political and social risk factors, The actual fair market value of either or both assets could differ materially from these estimates.

Share-based payments

The Company must make a number of different assumptions to use option pricing models to determine the fair value of stock option grants.

Foreign currency translation and functional currency

The Company considers the United States dollar to be its functional currency and the functional currency of its subsidiaries. The functional currency of each entity is determined after consideration of the primary economic environment of each entity.

Income taxes

The determination of the current and deferred income tax expense for future periods involves judgments s to the expected timing of reversals of deferred tax assets and liabilities, future earnings and the interpretation of tax laws in the countries where the Company has operations. The Company is subject to assessments by taxing authorities which may interpret the tax laws differently. These factors may affect the actual amount and timing of tax payments.

Reserves and mineral resources

Estimates of the quantity and quality of proven and probable reserve and mineral resources are used in the calculation of depletion expense, the amortization of deferred mining expenditures and the depreciation of capital equipment. The Company’s estimates of reserves and resources are based upon information interpreted and compiled by independent qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. Due to the nature of these estimates they are subject to considerable uncertainty.

Resource properties and Investment in associate

The cost of acquiring, exploring and developing mineral properties are subject to certain estimates, including their carrying value. The Company considers internal and external information in assessing whether there may be indications of impairment. External sources of information considered by the Company includes but is not limited to; general economic trends, current metal prices and estimates of future metal prices, the legal end environmental regulatory climate where the Company operates and assessments of the general level of political risk. While the Company attempts to assess and manage these risks, the majority of them are not within the control of the Company. Changes in these factors may have an effected on the estimated recoverable value of a cash generating unit and therefore its carrying value. The Company has used discounted cash flow techniques to estimate the future recoverable values for its resources properties and investment in associate. This valuation method is also subject to uncertainty as it requires the estimation of future production levels and the costs of such production, estimates of future metal prices, estimates of future capital expenditures, estimates of the amount of economical recoverable reserves and judgments as to future environmental, taxation, legal and political conditions.

CAPITAL RISK MANAGEMENT

The objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders, benefits to other stakeholders and to have sufficient funds on hand to meet the Company’s exploration and development plans.

The Company considers as its capital the shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust capital structure, the Company may issue new shares, repurchase shares, sell assets, incur debt, or return capital to shareholders. As of June 30, 2012, the Company had no long term debt outstanding. Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, there will be funds available at that time.

21

CHANGES IN ACCOUNTING POLICY INCLUDING INITIAL ADOPTION OF IFRS

Conversion to IFRS

The Accounting standards Board of Canada (“AcSB”) required that Canadian publicly accountable enterprises adopt International Financial Reporting Standards for the first fiscal year beginning January 1, 2011.

The Company’s audited annual consolidated financial statements for the year ending June 30, 2012 have been prepared in accordance with International Accounting Standards using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The Company’s audited annual consolidated financial statements for the year ended June 30, 2012 are the Company’s first audited annual consolidated financial statements presented in accordance with IFRS. For prior years, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

Transition to IFRS

As stated in Note 2 of the audited consolidated annual financial statements, these are the Company’s first audited annual financial statements prepared in accordance with IFRS. Note 2 provides the basis of presentation of the statements and Note 3 sets out the accounting policies followed by the Company.

The accounting policies in Note 2 have been applied as follows;

a)	in preparing the audited consolidated annual financial statements for the year ended June 30, 2012;
b)	for the comparable information for the twelve month period ended June 30, 2011;
c)	for the preparation of an opening IFRS statement of financial position on the transition date, July 1, 2010.

In the preparation of the opening IFRS statement of financial position, comparative information for the year ended June 30, 2011, the Company has made adjustments and reclassifications to disclosures and accounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is provided in Note 20.

The following is an overview of the impacts on the Company’s financial results arising from the transition to IFRS.

Share-based payments

IFRS 2 is effective for the Company as of July 1, 2010 and is applicable to stock option grants that are unvested as of that date. Under IFRS, the Company accrues the cost of stock options over the vesting period or periods using the graded method of amortization rather than the straight line method, which the Company had used in the past. Additionally, IFRS requires the estimation of a forfeiture rate when options are granted. Under Canadian GAAP the Company’s policy was to recognize forfeitures or expiry of options as they occurred.

Property plant and equipment (PPE)

Under IFRS, the Company was required to determine the appropriate classification for the Ruby Hill royalty. Under Canadian GAAP, the Company reported the Ruby Hill royalty as a royalty interest in resource properties, but for IFRS it had been re-classed as an intangible interest in property plant and equipment. With its sale during the quarter ended June 30, 2012, the royalty interest and related income was reclassified to discontinued operations.

Deferred tax liability

Under Canadian GAAP, at the date of the acquisition of Ventura Gold Corp., the Company was required to recognize a future tax liability and a corresponding or increase in the carrying value of the Inmaculada resource property. Under IFRS, because this transaction was not considered a business combination, the future income tax liability was reversed with a corresponding decrease in the carrying value of the Inmaculada property.

In addition, under Canadian GAAP the Company was required to recognize a future income tax liability on the equity earnings of Suyamarca. Under IFRS, because the Company controls the timing and the decision whether or not to dividend these earnings to the Company (and hence it controls the timing of the reversal of any temporary reversals), the Company will reverse the recognition of the future income tax liability with a corresponding increase in retained earnings.

Investment in associate

The Company has a 40% equity interest in the Suyamarca joint venture company for which it uses the equity accounting method. Suyamarca owns the Pallancata Mine and the Inmaculada development property. When the Company sold 11% of Inmaculada to Hochschild, Hochschild agreed to fund the first $100 million of feasibility study and capital costs at Inmaculada. Therefore, the Company has an effective carried interest of $40 million in Inmaculada. As Hochschild funds the development at Inmaculada, the Company recognizes the benefit of this carried interest by increasing its investment in Suyamarca and by recognizing an equity gain on carried interest in shareholders’ equity.

Future accounting pronouncements

Presentation of Financial Statements

22

In June 2011, the International Accounting Standards Board ("IASB") issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and other comprehensive income (“OCI”) and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July1, 2012. The Company does not expect the adoption of the amendments to this standard to have material impact on its consolidated financial statements.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and established control as the basis for determining which entities are included in consolidated financial statements.  The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns.  The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control.  This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation - Special Purpose Entities.  IFRS 10 is effective for the Company beginning on July 1, 2013, with early adoption permitted.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Financial Instruments

IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture.

Any arrangement which is not structured through a separate entity, or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities, will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company's contractual share of the arrangement's assets, liabilities, revenues and expenses are included in the condensed consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint ventures using proportionate consolidation or equity accounting. The Company currently uses equity accounting for its joint arrangements. Accordingly, adoption of this standard is not expected to have any material impact on the Company’s consolidated financial statements.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities.  This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements.  IFRS 12 is effective for the Company beginning on January 2013.  It is expected that IFRS 12 will increase the current level of disclosure in its consolidated financial statements related to the Company’s interests in other entities upon adoption.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held-for-sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held-for-sale, the portion not classified as held-for-sale shall be accounted for using the equity method of accounting until the sale is completed, at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on its consolidated financial statements nor does it contemplate adopting this standard early.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRS guidance, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company intends to adopt IFRS 13 prospectively in its financial statements for its fiscal period beginning on July 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

23

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures.  The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.  The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.  The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements.  The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014.  The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013.  These amendments are to be applied retrospectively.  The Company does not expect the amendments to IAS 32 to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current working capital requirements which included the retirement of the convertible debentures in cash on May 19, 2012 and other expenditures in the ordinary course of business. The Company holds a 40% interest in a mine in production in Peru from which it receives cash distributions but may require additional funding in order to continue other exploration and development programs as they arise, for example at the Inmaculada project in Peru. Despite previous success in acquiring this funding, there is no guarantee of obtaining future funding. The Company’s cash and cash equivalents are invested in business accounts with quality financial institutions primarily in Canada, U.S. and Peru and are available on demand for the Company’s programs. The Company currently has sufficient capital resources to meet its planned operational and administrative overhead expenses for the current fiscal year.

Credit risk

The Company’s credit risk is attributable to its liquid financial assets and the Pallancata Mine’s concentrate sales contracts and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash, cash equivalents and environmental reclamation bonds with high-credit quality financial institutions. Pallancata’s concentrate sales and receivables are not considered a material credit risk as its customers are large well-established smelters. The Company’s receivables are not considered a material credit risk as they are mainly due from Suyamarca. Investments currently include eleven public junior exploration companies and these securities remain subject to market fluctuations, market liquidity, foreign exchange changes and changing market values.

Currency risk

The Company’s funds are held in US, Peruvian and Canadian currencies. Its operations are in the United States, Ecuador and Peru. Foreign exchange or currency risk results from multiple currencies transactions and the Company’s financial statements which are reported in US dollars. The Company does not use derivative instruments to reduce its currency risk.

Sensitivity analysis

The Company is exposed to foreign currency risk on fluctuations related to cash and equivalents, securities held-for-trading, investments, and accounts payable, which may denominated in Canadian dollars.  As at June 30, 2012, net financial assets totaling $18,325,317 were held in Canadian dollars.

Based on the above net exposure as at June 30, 2012, and assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $1,808,686 in the Company’s net income.

The Company is not exposed to significant foreign currency risk in Peru as the Company’s net monetary assets denominated in Peruvian Sol are not considered material.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and equivalents. Cash and equivalents have been invested in short-term investments to maintain liquidity and achieve a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of the decrease in the fair value of any banker’s acceptance notes, guaranteed investment certificates, money market funds or term deposits included in cash and equivalents as they are held with large high-quality credit financial institutions, primarily in Canada, USA and to a lesser extent, Peru.

Price risk

The Company is exposed to price risk with respect to equity prices reported as securities held-for-trading and commodities used in, or sold by, the Pallancata Mine. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities and also a change in revenue and income due to concentrate sales having forward quotational period price fixing (typically priced one to two months after arrival at the smelter). The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

The Company's Investments in public companies are subject to fair value fluctuations arising from changes in the equity markets.

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Risk management

The Company’s largest non-monetary assets are its mineral exploration interests in Peru, the USA and Ecuador and its investment in the Suyamarca joint venture in Peru. The Company could accordingly be at risk to foreign currency fluctuations in these countries and to evolving legal and political environments in Peru and Ecuador.

OUTSTANDING SHARE, STOCK OPTION AND WARRANT DATA

As at June 30, 2012, stock options to purchase common shares were outstanding as follows:

Expiry date	Exercise Price ($Cdn)	Number of Options

July 24, 2012	3.65	5,000
May 22, 2013	1.80	50,000
February 11, 2014	4.58	250,000
March 27, 2014	2.80	47,500
February 1, 2015	4.00	257,500
December 6, 2015	4.48	50,000
October 4, 2016	4.70	50,000
November 6, 2016	5.25	100,000
February 26, 2017	5.78	770,000
November 2, 2017	5.62	25,000
February 23, 2019	3.73	483,900
May 20, 2020	4.00	150,000
November 30, 2020	6.41	50,000
January 10, 2021	7.04	190,000
May 12, 2021	7.55	40,000
November 29, 2021	5.86	150,000
January 30, 2022	5.80	1,156,500
		3,825,400

Authorized share capital consists of an unlimited number of common shares without par value.  Since June 30, 2012, there were 5,000 stock options exercised for gross proceeds of $17,897 (Cdn$18,250).

OUTLOOK

During the 2013 calendar year the Company's exploration and development efforts are expected to focus primarily on:

●	At the 40%-owned Pallancata Silver Mine in Peru:

●
 Working with Hochschild to continue production at the 3,000 tpd mining rate to produce approximately 7.8 million ounces of silver and 32,000 ounces of gold, in calendar 2012 (the Company’s estimate on a 100% project basis) and increasing mineral resources and reserves to extend the existing mine life (approximately 4.0 years based on current reserves).

●	At the 40%-owned Inmaculada gold-silver project, also in Peru:

●
Working with Hochschild to continue with mine development, permitting and construction with production targeted to commence prior to the end of calendar year 2013, subject to the receipt of final construction permits and continuing with an aggressive exploration program in order to expand reserves and resources.

●
At the 100%-owned Goldfield gold project in Nevada: advancing the Gemfield deposit to construction in 2014, following the completion of permitting, with the goal of potential production in mid-calendar year 2015.

●	At the 100%-owned Converse gold project, also in Nevada: commencing a feasibility study at the end of calendar year 2012, if metallurgical testwork justifies such a study.

●	At the 100%-owned Rio Blanco gold-silver project and the approximately 60%-owned Gaby project in Ecuador, implementing its strategy to maximize their value, including their sale.

●
Continuing to seek investment opportunities in precious metals properties in low political risk countries in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative abilities to enhance value.

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RISK FACTORS

Due to the fact that four of the Company's six properties are located in South America, there are additional elements of risk not found in the two mineral properties in North America. These risks, inherent to developing countries, could impact the development, operation or profitability of the Company’s South American projects.

The Company’s mineral concessions in Ecuador, comprising the Rio Blanco and Gaby projects, are also subject to additional risks and uncertainties specific to the political and social instability in Ecuador (see “Risks Specific to Operating in Ecuador” below). In addition, it is possible that the Company may not be able to sell its Ecuadorian projects on reasonable terms and conditions.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, four of the Company’s six properties (Pallancata, Inmaculada, Gemfield and Rio Blanco) have proven and probable reserves and the Company’s proposed exploration programs at its other mineral properties are primarily an exploratory search for ore. Volatility of commodity prices, fires, power issues, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

The Company has relied, and will continue to rely upon, consultants and other entities for construction and operating expertise. Substantial expenditures are required to establish mineral reserves through drilling and/or underground development, to develop metallurgical processes to extract the metal(s) from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing gold, silver and other mineral properties are affected by many factors including the cost of operations, variations in the metal content (or grade) of ore mined, metallurgical recovery levels for saleable metals, fluctuations in metal markets, costs of mining and processing equipment and such other factors such as government regulations, including regulations relating to royalties, taxation,  production levels, importing and exporting of minerals and metals and environmental protection

Market events approximately four years ago and the associated deterioration of general economic indicators led to a general loss of confidence in global credit and financial markets, restricted access to capital and credit (especially in the mining industry), and increased counterparty risk.  Access to financing has been negatively impacted by many factors as a result of that global financial crisis.  Continuing financial markets issues may impact the Company’s ability to obtain equity or debt financing in the future on favorable terms, especially with respect to the Inmaculada and Gemfield projects in Peru and Nevada, respectively, if such financing is required. The assets located outside of North America are also subject to a higher degree of political risk.

Short-term factors relating to mineral resources or mineral reserves, such as the need for the re-structured development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that metal recoveries from small-scale metallurgical laboratory test work will be duplicated in large-scale tests under on-site conditions or in production-scale processing facilities.  Material changes in mineral resources or mineral reserves, grades, waste/ore stripping ratios or metal recovery rates may affect the economic viability of any project.

Depending on the prices of gold and silver or the impact of tax issues in certain countries, the Company may determine that it is impractical to commence or continue commercial production.  The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested and, although the Company has attempted to ensure satisfactory title to its properties, risk exists that some titles may be defective.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars. Equity financings to date, however, have all been completed in Canadian dollars and, consequently, the Company is at risk of foreign exchange differentials between these two currencies.

Risks Specific to Operating in Ecuador

The Company may continue to be affected by Ecuador’s political environment and economic instability. Since the Company commenced operations in 1993, Ecuador has undergone numerous changes at the presidential and congressional levels.

When the current President, Rafael Correa, took office in January 2007, his administration focused on the creation of a new Ecuadorian Constitution, which was approved in October 2008.  President Correa was re-elected to a second term ending in 2013 and his political party achieved a slight majority in the new Assembly.

The Correa Administration has publicly acknowledged the potential contribution of responsible mining to the future development of the country and to the growth of the Ecuadorian economy. A new Mining Law was signed into law on January 29, 2009 by the President and includes a minimum 5% production royalty, work requirements to maintain title to concessions and strict environmental controls; however, regulations to implement the new Mining Law were delayed for several months and only enacted in November 2009. For the next year the government worked with the Company to implement the new regulations, including the issuance of new title for the concessions, as required by law.

The Company has been meeting with Ecuadorian government officials since early 2011 to discuss the details of the production contract for Rio Blanco, which was expected to clarify the tax and royalty issues discussed above. At present there has not been a resolution to these negotiations, and this coupled with other political, social and financial risks in Ecuador has resulted in the Company implementing a plan to maximize the value of its resource properties in Ecuador, including their sale.

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To mitigate financial risk in Ecuador, the Company funds its Ecuadorian operations on an as-needed basis. The Company does not have political risk insurance for its assets in Ecuador.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a system of internal controls and procedures over financial reporting designed to safeguard assets and ensure the financial information is reliable. Pursuant to regulations adopted by the Canadian Securities Administrators, the Company’s management, with the participation of its CEO and its CFO, has evaluated the effectiveness of the Company’s internal controls and procedures over financial reporting and disclosure, as required. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were believed to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified.  Because of the inherent limitations in all control systems, including human and technical resource constraints and costs, these systems cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

The Company also maintains internal controls over financial reporting. The term "internal controls over financial reporting," means a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance IFRS and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;
●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s income and expenditures are being carried out only in accordance with the authorizations of the Company’s management and directors; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

The management report on internal control over financial reporting is included below:

The Company's management, with the participation of the Company's CFO and the CEO, has evaluated the effectiveness of the Company's disclosure, controls and procedures as of the date of these financial statements. Based upon this evaluation, the CFO and the CEO concluded that as of the date of these financial statements, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in reports that are filed by the Company.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, and in the accompanying financial statements, is the responsibility of management. In the preparation of this MD&A and the financial statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

SUBSEQUENT EVENTS

The following events occurred subsequent to the year ended June 30, 2012:

a)	On July 16, 2012 the Company received a cash distribution of $6 million from Suyamarca, representing its 40% share of a $15 million cash distribution with respect to the Pallancata Mine in Peru; and
b)	The Company issued 5,000 common shares pursuant to the exercise of stock options for gross proceeds of $17,897 (Cdn$18,250).

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Exhibit 2 – Annual Information Form

ANNUAL INFORMATION FORM

For the Financial Year Ended June 30, 2012

(Dated as at September 28, 2012)

i

PRELIMINARY NOTES

Date of Information

All information contained in this Annual Information Form (“AIF”) is current as of September 28, 2012, unless otherwise stated.

Currency and Exchange Rates

The Company's business activities are carried out through its subsidiaries in Peru, Ecuador and the United States and are conducted in United States dollars. Accordingly, the Company's financial accounts are maintained in United States dollars.  All dollar amounts herein are expressed in United States dollars unless otherwise indicated. "C$" is used to indicate Canadian dollar values.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the fiscal periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars into U.S. Dollars	2012	2011	2010	2009
Rate at end of period	US$0.9813	US$1.0370	US$0.9429	US$0.8602

Average rate for period	US$0.9977	US$1.0018	US$0.9468	US$0.8588

Low for period	US$0.9430	US$0.9486	US$0.8580	US$0.7692

High for period	US$1.0583	US$1.0660	US$1.0039	US$0.9984

The noon rate of exchange on September 27, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$1.0190.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.40469
Acres	Square Kilometers	0.00405
Feet	Meters	0.30480
Miles	Kilometers	1.60934
Square Miles	Square Kilometers	2.5900
Tons	Tonnes	0.90718
Ounces (troy)/ton	Grams/Tonne	34.2857

Forward-Looking Statements

This AIF contains certain statements, which may constitute "forward-looking statements" within the meaning of Canadian securities law requirements and Section 21E of the Securities Exchange Act of the United States.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves.  In certain cases, forward-looking statements can be identified by the use of words such as "could",

"expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements involve known and unknown risks and uncertainties and other factors, including those described under the heading "Risk Factors", which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  These factors include, among others, price volatility of gold and silver; volatility of commodity prices and other input costs; mining industry operational hazards and environment concerns; uncertainty of estimates of mineral resources and reserves; requirements for additional financing which may not be available; changes in political conditions or governmental policies and political and financial instability in the countries in which the Company’s properties are located; government regulation and requirements for permits and licenses and competition. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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DEFINITIONS

Technical Mining Industry & Other Terms

Except as otherwise defined, the following terms, used in this AIF, have the following meanings:

"alluvium" or "alluvial":	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geologic time by a stream or other body of running water.
"breccia":	A general term applied to rock formations consisting mostly of angular fragments hosted by fine-grained matrix.
"colluvial":	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
“C.I.M.”:	Canadian Institute of Mining, Metallurgy and Petroleum.
“Company”:
International Minerals Corporation, a corporation continued and subsisting under the corporate laws of the Yukon Territory, the common shares of which are currently listed and posted for trading on the Toronto Stock Exchange, the Swiss Stock Exchange and the Frankfurt Stock Exchange.

“direct site costs”:
Direct site costs per ounce, using the Gold Institute’s definition, comprise direct mining costs, mined ore inventory adjustment, toll processing costs and mine general and administrative costs (net of any by-product credit.) Direct site costs, along with total cash costs, are non-IFRS financial measures, which Company management believes are useful in measuring operational performance.

“deposit”:
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, until final legal, technical, and economic factors have been resolved.

“EIS” or “EIA”:	Environmental Impact Study or Environment Impact Assessment
“EM”:
An electromagnetic geophysical prospecting technique which induces electrical currents into the ground. These electrical currents generate magnetic fields whose strength is a function of the ground conductivity (or ability to absorb an electrical charge). Typically used when exploring for sulfide mineralization.

“EMC”:	Ecuador Minerals Corporation (Panama), a 100% wholly owned Panamanian subsidiary of the Company, with a local Ecuadorian branch.
“EMC S.C.C.”:	EMC S.C.C. a 100% wholly owned Ecuadorian subsidiary of the Company.
“epithermal”:	A hydrothermal mineral deposit formed within approximately 1,500 meters of the Earth’s surface and in the temperature range of 50o to 200o C, occurring mainly as veins, breccia pipes and stockworks.

“feasibility study”:
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

“GPSA”:	Gribipe Panama S.A. (Panama), a private Panamanian company in which the Company holds a 10% equity interest and which holds a 50% interest in the Muyuyacu concession at the Gaby property in Ecuador.
“g”:	Grams
“g/tonne” or “g/t”:	Grams per metric tonne
“hydrothermal alteration”:	Alteration of rocks or minerals by the reaction with heated waters of magmatic origin.
“IFRS”:	International Financial Reporting Standards
“IP”:
An induced polarity geophysical prospecting technique which induces electrical currents into the ground to measure chargeability (or ability to absorb an electrical charge) and indicates presence or absence of metal content. Typically used when exploring for sulfide mineralization. Also measured is the reciprocal function of chargeability, which is resistivity (or the difficulty of passing an electrical current through a substance). Typically used when exploring for areas with expected high silica content e.g. quartz veins.

“indicated mineral resource”:
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”:
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“km” or “sq. km”:	Kilometer or square kilometer
“m”:	Meter
“measured mineral resource”:
That part of a mineral resource where geological continuity of the mineralized zone is assumed with the greatest confidence in the estimation of contained metals.  Further sampling of the mineralized zone in these areas would not be expected to significantly improve the estimate of volume and contained metals.  There is sufficient confidence in these resources to allow the appropriate application of technical or economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

“mineralization”:	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

“mineral reserve”:
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource”:
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Minorva”:	Minera Oro Vega S.A. (Peru), a 100% wholly-owned Peruvian subsidiary of the Company.
“Mt”:	Million metric tonnes
“NI 43-101”:	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects prescribed by the Canadian Securities Administrators.
“NPI royalty” or “Net Profits royalty”:	A royalty based on the net profits of a mine after deducting the costs incurred in developing the mine and costs of mining and milling the mineral products derived from the mine.
“NSR royalty” or “Net Smelter Return royalty”:	A royalty based on the value of the gross metal production from the property, less deduction of certain limited costs, typically including smelting, refining, transportation and insurance costs.
“ore”:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
“ounces” or “oz”:	Troy ounces.
“oz/ton” or “oz/T”:	Troy ounces per short ton.
“oxidized zone”:	An area of a mineral deposit modified by surface waters, e.g. sulfides altered to oxides and carbonates.
“pH”:	A measure of acidity and alkalinity.
“porphyry deposit”:	A disseminated mineral deposit commonly associated with intrusive rocks.
“porphyritic”:	Rock texture in which one or more minerals have a larger grain size than the accompanying minerals.
“ppb” and “ppm”:	Parts per billion and parts per million.
“preliminary economic assessment”:
A preliminary assessment study to define the overall scope of a project, including an early-stage economic analysis of the potential viability of a mineral resource prior to completion of a prefeasibility or feasibility study.  Commonly referred to as a “scoping study”.

“preliminary feasibility study” or “prefeasibility study” or “PFS”:
A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, where an effective method of mineral processing has been determined, and which includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“probable mineral reserve”:
The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“proven mineral reserve”:
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“Qualified Person”:
An individual who, in accordance with NI 43-101:

(a)   is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)  has experience relevant to the subject matter of the mineral project and the technical report; and

(c)   is a member in good standing of a recognized professional association.

“San Luis Minerales”:	San Luis Minerales S.A., a 100% wholly-owned Panamanian subsidiary of the Company with an Ecuadorian branch. The owner of the Rio Blanco mineral concessions.
“saprolite”:
A soft, earthy, typically clay-rich, thoroughly decomposed rock, formed in place by chemical weathering of igneous, sedimentary and metamorphic rocks.  It often forms a layer or cover as much as 100 meters thick, especially in humid and tropical or subtropical climates.  It is characterized by preservation of structures that were present in the unweathered rock.

“scoping study”:	See “preliminary economic assessment” above.
“SIX”:	Swiss Stock Exchange.
“SPI”:	Swiss Performance Index. An index of 219 leading companies on the Swiss Stock Exchange.
“stockwork”:	A network of small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized.
“sulfide”:	A mineral compound characterized by the combination of sulfur with a metal or semi-metal, e.g. pyrite.
“Suyamarca”:	Peruvian joint venture company, Minera Suyamarca S.A.C. formed to operate the Pallancata Mine and the Inmaculada project. Owned 60% by Hochschild and 40% by the Company (through Minorva).
“ton”:	Short ton or 2,000 pounds.
“tonne” or “t”:	Metric tonne, 1,000 kilograms or 2,204 pounds.
“total cash costs”:
Total cash costs per ounce, using the Gold Institute’s definition, comprise: mine operating costs, mined ore inventory adjustment, toll processing costs, mine general and administrative costs, operator’s management fee, concentrate transportation and smelting costs, local and provincial taxes (other than federal income tax) and government royalty, net of any by-product credit. Total cash costs, as well as direct site costs, are non-IFRS financial measures, which Company management believes are useful in measuring operational performance.

“tpd”:	Metric tonnes per day.
“TSX”:	Toronto Stock Exchange.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on August 26, 1986 under the name “Vanbec Resources Corporation”.  On October 27, 1986 the Company continued its corporate jurisdiction from the Province of British Columbia to the federal laws of Canada under the Canada Business Corporations Act.  On June 8, 1987, the Company changed its name to “Sartigan Granite Corporation”.  On October 29, 1993, the Company consolidated its share capital on a five old for one new share basis and changed its name to “Startigan Corporation”.  On February 14, 1994, the Company continued its corporate jurisdiction from the federal jurisdiction of Canada to the Yukon Territory pursuant to the Yukon Business Corporations Act, as amended, and changed its name to “Ecuadorian Minerals Corporation”.   On January 24, 2002, the Company changed its name to “International Minerals Corporation”.

The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “IMZ”.  The Company’s common shares were listed for secondary trading on the Swiss Stock Exchange (“SIX”) under the trading symbol “IMZ” on June 19, 2002 and on the Frankfurt Stock Exchange (trading symbol “MIW”) on June 5, 2003.  The Company’s common shares were listed for primary trading on the SIX on March 16, 2009 and the Company was included in the Swiss Performance Index (“SPI”) on August 24, 2009.

The executive office of the Company is located at 7950 E. Acoma Drive, Suite 211, Scottsdale, Arizona 85260, U.S.A.  The registered and records office of the Company is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Canada.

Inter-corporate Relationships

In this AIF, unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries and investee companies.  The following chart illustrates the inter-corporate relationships of the Company and its principal subsidiaries and investee companies and their jurisdictions of incorporation, the percentage of voting securities or ownership held by the Company and the material mineral property interests which they own or have a right to acquire an interest in.  As required by the SIX, a table with the breakdown of all shareholders, precise domiciles and number of issued shares for each principal subsidiary and investee company (in as much as this is known by the Company) can be found on pages 33-35 in the Company’s 2012 Management Proxy Circular which has been filed under the Company’s name at www.sedar.com and which is also available on the Company’s website at:

http://www.intlminerals.com/images/pdf/filings/Management_Proxy_Circular_ 2012.pdf

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

(1)	Guadalupe Mining Corp., Gaby Panama Corp., Minera Quebrada Fria S.A. and San Luis Minerales S.A. are Panamanian companies with branches registered to carry on business in Ecuador.
(2)
Minera Suyamarca S.A.C. owns 100% of the Pallancata Mine, the Inmaculada property and the Pacapausa and Puquiopata properties, giving the Company a 40% indirect ownership of each of these properties, with Hochschild holding a 60% interest in Suyamarca and indirectly in these properties.

(3)	Ecuador Minerals Corporation owns a 50% equity interest in Gaby Panama Corp., which owns the Muyuyacu concession (see “Muyuyacu Concession – Initial 50% Interest” for details).
(4)
The remaining 50% of Gaby Panama Corp. is held by Gribipe Panama S.A., a privately held Panamanian company in which the Company has acquired 10% of the issued and outstanding shares (see “Muyuyacu Concession- Remaining 50% Ownership Interest” for details).

(5)
Ecuador Minerals Corporation owns a 50% equity interest in Papagrande S.A., which owns the Papagrande concession. The remaining 50% equity interest in Papagrande S.A. is held by Jose Horacio Ampuero, a private Ecuadorian citizen.  (see “Papagrande Concession” under   “Narrative Description of the Business- Principal Properties- Ecuador”).

(6)	EMC S.C.C.(Ecuador) is the administrative operating subsidiary in Ecuador and is 100% owned by San Luis Minerales S.A. (Panama).

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a Canadian mineral resource company engaged, indirectly through its subsidiaries and investee companies, in the exploration, development and exploitation of gold and silver deposits in South America (Peru and Ecuador) and in the state of Nevada, U.S.A.

The Company’s interests in its principal mineral resource properties in South America are its:
1.	40% interest in the operating Pallancata silver mine, southern Peru
2.	40% interest in the Inmaculada gold-silver property, southern Peru
3.	100% interest in the Rio Blanco gold-silver property, Ecuador
4.	Varying 50-100% interests in the mineral concessions comprising the Gaby gold property, Ecuador.

The Company’s interests in its principal mineral resource properties in Nevada, U.S.A. are its:
1.	100% interest in the Goldfield gold property, south-central Nevada.
2.	100% interest in the Converse gold property, north-central Nevada

The Company also has additional non-material mineral property interests in Peru and Nevada, U.S.A.

The following is a discussion of the general development of the Company’s business over the last three years and the major events or conditions that have influenced that development.  For further information please refer to “Narrative Description of the Business”.

2010

On September 23, 2009, the Company announced the signing of a binding letter agreement for the Company to acquire, in an all-share transaction, all of the issued and outstanding shares of Ventura Gold Corp. (“Ventura”) by way of a statutory plan of arrangement (the “Ventura Transaction”).  Upon completion of the Ventura Transaction in January 2010, the Company added to its existing assets Ventura’s 51% interest in the Inmaculada gold-silver project in Peru and its right to earn-in to a 70% participating interest by completing a feasibility study by September 2013 and by issuing 200,000 common shares of the Company over a 5-year period commencing February 2011.  The Ventura Transaction closed on January 12, 2010 and Ventura and its subsidiaries were acquired by the Company.

On February 3, 2010, the Company announced results of an updated mineral resource estimate for the then 51%-held Inmaculada gold-silver project in Peru.  On a 100% project basis, the Company reported an indicated resource of 154,000 ozs of gold and 4.9 million ozs of silver contained within 1.2 Mt at an average grade of 3.9 g/t gold and 122 g/t silver.  In addition, the Company reported an inferred resource of 512,000 ozs of gold and 22.1 million ozs of silver contained within 4.7 Mt at an average grade of 3.4 g/t gold and 147 g/t silver. See “Principal Properties-Peru-Inmaculada Project” for further details.

On February 23, 2010, the Company announced record production results for the Pallancata Mine for the full 2009 calendar year (100% project basis) of 8.4 million ozs of silver and 32,000 ozs of gold at an average grade of 327 g/t silver and 1.4 g/t gold.  See “Principal Properties-Peru-Pallancata Mine-Production” for further details.

On November 2, 2009, the Company announced the signing of an arrangement agreement (the “Arrangement Agreement”) for the Company to acquire, in a cash and share transaction, all of the issued and outstanding shares of Metallic Ventures Gold, Inc.  (“Metallic”) by way of a statutory plan of arrangement (the “Metallic Transaction”).  Upon completion of the Metallic Transaction, the Company added to its existing assets: (a) a 3% NSR royalty from Barrick’s Ruby Hill gold mine in Nevada; (b) a 100% interest in the Converse gold project, which is located in the Battle Mountain/Cortez mineralized trend of Nevada; and (c) a 100% interest in the Goldfield gold project in central Nevada near the historic gold mining town of Goldfield.  The Arrangement Agreement closed on February 26, 2010, and Metallic and its subsidiaries were acquired by the Company.

On March 25, 2010, the Company announced updated mineral reserve and resource estimates for the Pallancata Mine.  On a 100% project basis, measured and indicated resources then totalled 5.0 Mt at an average grade of 419 g/t silver and 1.8 g/t gold containing 67.7 million ozs of silver and 290,000 ozs of gold.  The measured and indicated resources included at that time proven and probable reserves of 3.9 Mt at an average grade of 354 g/t silver and 1.52 g/t gold containing a total of 44.4 million ozs of silver and 192,000 ozs of gold.  In addition, the Company reported an inferred resource estimate of 1.6

Mt at an average grade of 376 g/t silver and 1.51 g/t gold containing 19.2 million ozs of silver and 77,000 ozs of gold.  See “Principal Properties-Peru- Pallancata Mine- Mineral Resource Estimates” for further details.

On August 11, 2010, the Company announced record production results for the Pallancata Mine during the Company’s 2010 fiscal year (July 1, 2009 to June 30, 2010) which on a 100% project basis totalled 10.1 million ozs of silver and 37,405 ozs of gold at an average head grade of 342 g/t silver and 1.44 g/t gold. The Company’s 40% share of production totalled 4.0 million ozs of silver and 14,962 ozs of gold.  Direct site costs and total cash costs (after gold by-product credit) for the fiscal year ended June 30, 2010 were $2.48 and $5.32 respectively.  See “Principal Properties-Peru-Pallancata Mine-Production” for further details.

On August 25, 2010, the Company announced initial drill results from the Goldfield project in Nevada which comprised 31 reverse circulation drill holes totalling 6,767 meters and included gold intercepts of 13.7m at 7.3 g/t and 4.6m at 28.3 g/t.  For further details, see “Principal Properties-Nevada-Goldfield Property-Drilling Results”.

On September 9, 2010, the Company announced the results of an independent preliminary economic assessment (“scoping study”) and an updated, increased mineral resource estimate for the Inmaculada gold-silver deposit.  Results of the scoping study indicated that at base-case gold and silver prices of $1,000/oz and $17/oz respectively and a 3,000 tpd mine throughput, an underground mining project could return a pre-tax non-discounted cash flow of approximately $660 million based on the scoping study conceptual diluted mine production of 8.0 Mt at a grade of 3.8 g/t gold and 137 g/t silver.  The updated resource (on a 100% project basis) comprised:

●	Measured and indicated resources: 3.8 Mt at an average grade of 4.3 g/t gold and 129 g/t silver containing approximately 532,000 ozs of gold and 15.8 million ozs of silver.
●	Inferred resources of 4.4 Mt at an average grade of 4.6 g/t gold and 200 g/t silver containing approximately 645,000 ozs of gold and 28.3 million ozs of silver.

For further details see “Principal Properties-Peru-Inmaculada Property-The Company’s Scoping Study and Resource Estimate, September 2010”.

On October 12, 2010, the Company signed a binding Framework Agreement with Hochschild to fast-track development, permitting and commencement of production at the Inmaculada property. The subsequent execution of a definitive agreement was announced on December 28, 2010. Based on the terms of the agreement, the Company sold an 11% ownership interest in the Inmaculada property and now owns a 40% interest with Hochschild holding the balance of 60%.  According to the terms of the agreement, Hochschild paid the Company $17.65 million in cash on closing of the transaction, undertook an equity investment in the Company of $20 million (in the form of a private placement at a price of C$5.525 per share) and is providing 100% of the next $100 million of funding required for the feasibility study planning, development and construction of a mining operation at the Angela Vein deposit at Inmaculada.   Subsequent expenditures are to be funded 60% by Hochschild and 40% by the Company.  Hochschild also committed to building a mining operation at the Angela Vein deposit with a process capacity of 3,000 tonnes per day by December 2013 (three years after the close of the transaction), subject to any unforeseen delays out of the control of Hochschild. If Hochschild fails to achieve the process capacity within the three-year period, then Hochschild must make quarterly pre-payments to the Company during the period of any delay based on the parties’ joint estimate of the Company’s 40% share of income/cash flows that would have been generated if production had started on schedule.  Complete details of the transaction are summarized in the section “Principal Properties-Peru-Inmaculada Property-Final Inmaculada Joint Venture Agreement-The Company and Hochschild”.

On November 15, 2010, the Company announced the signing of Memoranda of Understanding (“MOUs”) with a Chinese company, China CAMC Engineering Co., Ltd. (“CAMCE”), for financing and construction of the Rio Blanco and Gaby gold projects in Ecuador.  Based on the terms of the MOUs, CAMCE would:

●	Arrange the required production debt financing for the Rio Blanco and Gaby projects through one or more Chinese financial institutions; and
●	Construct and deliver turn-key mining operations for both projects, based on an industry-standard Engineering, Procurement and Construction (EPC) contract.

On June 30, 2011, the Company announced that the MOUs had expired without the signing of definitive agreements.  With increasingly restrictive financing conditions in China, CAMCE was not successful in arranging the project-recourse debt financing for the Rio Blanco project, as required under the terms of the MOU and even though alternative financing scenarios were discussed with CAMCE, an acceptable financing alternative could not be arranged.

2011

On January 25, 2011, the Company reported record quarterly and annual (2010) production from the Pallancata Mine. On a 100% project basis, production for the quarter ended December 31, 2010 totalled 2.8 million ozs of silver and 10,045 ozs of gold at an average grade of 358 g/t silver and 1.5 g/t gold.  The Company’s 40% share of quarterly production totalled 1.1 million ozs of silver and 4,018 ozs of gold.  Direct site costs and total cash costs (after gold by-product credit) for the quarter ended December 31, 2010 were $1.05 and $4.89 respectively.

Production results for the full calendar year 2010 totalled 10.1 million ozs of silver and 35,848 ozs of gold at an average grade of 344 g/t silver and 1.4 g/t gold. The Company’s 40% share of annual production totalled 4.1 million ozs of silver and 14,339 ozs of gold.  Direct site costs and total cash costs (after gold by-product credit) for the calendar year ended December 31, 2010 were $2.22 and $5.47 respectively.  See “Principal Properties-Peru-Pallancata Mine-Production” for further details.

On February 1, 2011, the Company reported the following updated, increased mineral resource estimate for the Goldfield Main deposit at the 100%-owned Goldfield gold project in Nevada using a 0.4 g/t gold cut-off grade:

●	Indicated resources: 421,000 ozs of gold contained within 8.5 Mt at an average grade of 1.5 g/t gold.
●	Inferred resources: 360,000 ozs of gold contained within 6.6 Mt at an average grade of 1.7 g/t gold.

For further details, see “Principal Properties-Nevada-Goldfield Property-The Company’s Resource Estimate, February 2011”.

On February 24, 2011, the Company reported the following updated, increased mineral resource estimate for the 40%-owned (Hochschild-60%) Inmaculada gold-silver project in Peru (on a 100% project basis) using a 3.0 g/t gold equivalent cut-off grade:

●	Measured and indicated resource estimates: 795,000 ozs gold and 28.3 million ozs silver (contained within 4.7 Mt at an average grade of 5.2 g/t gold and 186 g/t silver).
	–	Measured resource: 155,000 ozs gold and 4.1 million ozs silver (contained within 0.9 Mt at an average grade of 5.1 g/t gold and 136 g/t silver).
	–	Indicated resource: 640,000 ozs gold and 24.2 million ozs silver (contained within 3.8 Mt at an average grade of 5.2 g/t gold and 198 g/t silver).
●	Inferred resource estimate: 521,000 ozs gold and 21.0 million ozs silver (contained within 2.6 Mt at an average grade of 6.1 g/t gold and 247 g/t silver).

For further details, see “Principal Properties-Peru-Inmaculada Property-Hochschild’s Resource Estimate, February 2011”.

On April 6, 2011, the Company reported updated mineral reserve and resource estimates for its 40%-owned Pallancata silver mine, based on information supplied by Hochschild (60% owner and mine operator), as at December 31, 2010. Resources and reserves reported below (on a 100% project basis) were estimated using a marginal cut-off grade of 147 g/t silver equivalent:

●	Proven and probable reserve estimates: 38.5 million ozs of silver and 182,000 ozs of gold contained within 3.9 Mt at an average grade of 308 g/t silver and 1.5 g/t gold.
●
Measured and indicated resource estimates (includes proven and probable reserves):  60.6 million ozs of silver and 280,000 ozs of gold contained within 4.9 Mt at an average grade of 385 g/t silver and 1.8 g/t gold.

●	Inferred resource estimate: 25.4 million ozs of silver and 104,000 ozs of gold contained within 2.4 Mt at an average grade of 329 g/t silver and 1.3 g/t gold.

On July 5, 2011, the Company reported drill results from its 100%-owned Converse gold project in Nevada.  Two core holes were completed totalling 1,097m and assay results include 475m at 0.8 g/t gold and 145m at 1.1 g/t gold.

On August 24, 2011, the Company announced the following updated, increased mineral resource estimate for the 100%-owned Converse gold project using a 0.27 g/t gold cut-off grade:

●	Measured and indicated resources: 5.15 million ozs of gold contained within 331 Mt at an average grade of 0.48 g/t gold, comprising:
	–	Measured resource: 3.52 million ozs of gold contained within 225 Mt at an average grade of 0.49 g/t gold.

	–	Indicated resource: 1.63 million ozs of gold contained within 106 Mt at an average grade of 0.48 g/t gold.
●	Inferred resource: 0.44 million ozs of gold contained within 32 Mt at an average grade of 0.44 g/t gold.

See “Principal Properties-Nevada, U.S.A.-Converse Property, Nevada-The Company’s Resource Estimate-August, 2011” for further details.

On October 17, 2011, the Company commenced a Normal Course Issuer Bid or share repurchase program to purchase up to 3.0 million of its common shares, representing 2.49% of the Company’s 120,409,876 issued and outstanding shares as at October 7, 2011. Shares were purchased on the open market through the facilities of the TSX and the purchase and payment for the acquired shares were made by the Company in accordance with the requirements of the TSX.  No shares were repurchased through the facilities of the SIX. The price paid by the Company for any acquired shares was the market price at the time of acquisition. All shares purchased by the Company under the repurchase program were subsequently cancelled.  Funding for the repurchase program was provided by the Company’s working capital.  The share repurchase program was completed on June 20, 2012, well ahead of the allowable one-year time limit and was terminated as at that date.  A total of 3,000,000 common shares were purchased at a cost of $16,923,879 (C$17,103,740). The share repurchase program helped to improve the near-term liquidity in the Company’s shares and represented a good investment for shareholders since a relatively small portion of the Company’s working capital was used to achieve an attractive risk-adjusted return on capital.

On November 29, 2011, the Company announced drill results for four additional core holes totaling 1,097m, as well as  preliminary metallurgical results from its Converse gold project in Nevada.  Drill results included intercepts of 328m at 0.7 g/t and 149m at 0.9 g/t and confirmed continuity of the gold mineralization within a conceptual pit area. Preliminary metallurgical testwork (column leaching) indicated that heap leach recovery rates could be in the 60% range.

On December 19, 2011, the Company announced results of an independent preliminary economic assessment (“scoping study”) for the Converse gold deposit which was completed to evaluate the viability of an open pit mining and heap leach processing scenario.  Results of the scoping study indicate that at base case gold and silver prices of $1,300/oz and $25/oz respectively and a 45,000 tpd mine throughput, an open-pit mining operation at Converse could return a pre-tax non-discounted cash flow of approximately $494 million over a 14 year mine-life, based on conceptual mine production of 217 Mt at an average grade of 0.52 g/t gold and 3.9 g/t silver.  See “Principal Properties-Nevada, U.S.A.-Converse Property- December 2011 Scoping Study” for complete details.

2012

On January 11, 2012, the Company announced positive results for an independent feasibility study at its 40%-owned (Hochschild 60%) Inmaculada gold-silver deposit in Peru.  At conservative base-case gold and silver prices of $1,100/oz and $18/oz respectively and a 3,500 tpd processing throughput, an underground mine on the Inmaculada property could return a pre-tax net present value at a 5% discount rate (“NPV5”)of approximately $181 million with an initial mine life of approximately seven years. Proven and probable mineral reserves were estimated at 7.8 Mt at an average grade of 3.4 g/t gold and 120 g/t silver.  See “Principal Properties-Peru-Inmaculada Property, January 2012 Feasibility Study” for complete details.

On March 20, 2012, the Company announced drill results for an additional 24 core holes totaling 5,619m and 62 reverse circulation (“RC”) drill holes totaling 8,590m at its 100%-owned Goldfield property in Nevada. The drilling program was designed to define, extend and upgrade the existing mineral resources at the Gemfield deposit as part of an ongoing feasibility study.  The Company also announced positive results from a series of metallurgical tests (column leach tests) conducted on composites from the Gemfield and McMahon Ridge deposits at Goldfield.  The Gemfield composites returned metallurgical gold recoveries of 85% to 90%, while the composites from McMahon Ridge gave metallurgical gold recoveries from 36% to 79%.

On April 11, 2012, the Company reported updated mineral reserve and resource estimates at its 40%-owned Pallancata silver mine, based on information supplied by Hochschild (60% owner and mine operator), as at December 31, 2011. Resources and reserves reported below (on a 100% project basis) were estimated using a marginal cut-off grade of 144 g/t silver equivalent:

●	Proven and probable reserve estimates: 31.9 million ozs of silver and 152,000 ozs of gold contained within 3.45 Mt at an average grade of 287 g/t silver and 1.4 g/t gold.
●
Measured and indicated resource estimates (includes proven and probable reserves):  60.0 million ozs of silver and 278,000 ozs of gold contained within 5.0 Mt at an average grade of 372 g/t silver and 1.7 g/t gold.

●	Inferred resource estimate: 31.3 million ozs of silver and 132,000 ozs of gold contained within 2.8 Mt at an average grade of 347 g/t silver and 1.5 g/t gold.

See “Principal Properties-Peru-Pallancata Mine- The Company’s Current Mineral Resource and Reserve Estimates” for further details.

On May 23, 2012, the Company announced the closing of the sale of its 3% NSR royalty on production from Barrick Gold Corporation’s Ruby Hill gold mine in Nevada to Royal Gold, Inc. a major international royalty company, for cash proceeds of $38 million.  The Company acquired the royalty as part of its acquisition of Metallic Ventures Gold, Inc. in February 2010.  In addition to the $38 million proceeds from the sale of the royalty to Royal Gold, the Company had also received approximately $9.5 million in aggregate royalty payments from the Ruby Hill Mine since the Metallic Ventures acquisition.

On May 29, 2012, the Company reported updated drill results from the Converse project, Nevada.   An additional 15 drill holes totaling 5,405m were completed and included intercepts of 197m at 0.8 g/t gold and 64m at 1.1 g/t gold in two core holes.  The drill program comprised 10 core holes designed to further confirm that mineralization is open at depth below conceptual pit boundaries defined by the Company’s December 2011 scoping study.  Five reverse circulation (“RC”) drill holes were also completed for condemnation/sterilization prior to the Company determining whether to commence a feasibility study in late 2012.

On July 17, 2012, the Company announced positive results for an independent feasibility study for the Gemfield deposit at the Goldfield property, Nevada.  At a base-case gold price of $1,350/oz and a projected 6,000tpd heap leach processing throughput, an open-pit mine on the Gemfield deposit at Goldfield could return a pre-tax NPV5 of approximately $102 million and an internal rate of return (“IRR”) of 22% based on initial estimated capital costs of $133 million. Proven and probable mineral reserves for Gemfield were estimated at 14.3 Mt at an average grade of 1.1 g/t gold, containing 511,000 ozs of gold, resulting in a projected mine-life of approximately 6.5 years. The Goldfield Main and McMahon Ridge deposits at Goldfield did not form part of the feasibility study, as they remain subject to further drilling and metallurgical testwork.  See “Principal Properties-Nevada, U.S.A.-Goldfield Property, Gemfield Deposit Feasibility Study Results” for complete details.

Future Outlook

During the 2013 calendar year the Company's exploration and development efforts are expected to focus primarily on:

●	At the 40%-owned Pallancata Silver Mine in Peru:

●
Working with Hochschild to continue production at the 3,000 tpd mining rate to produce approximately 7.8 million ounces of silver and 32,000 ounces of gold, in calendar 2012 (the Company’s estimate on a 100% project basis) and increasing mineral resources and reserves to extend the existing mine life (approximately 4.0 years based on current reserves).

●	At the 40%-owned Inmaculada gold-silver project, also in Peru:

●
Working with Hochschild to continue with mine development, permitting and construction with production targeted to commence prior to the end of calendar year 2013, subject to the receipt of final construction permits and continuing with an aggressive exploration program in order to expand reserves and resources.

●
At the 100%-owned Goldfield gold project in Nevada: advancing the Gemfield deposit to construction in 2014, following the completion of permitting, with the goal of potential production in mid-calendar year 2015.

●	At the 100%-owned Converse gold project, also in Nevada: commencing a feasibility study at the end of calendar year 2012, if metallurgical testwork justifies such a study.

●	At the 100%-owned Rio Blanco gold-silver project and the approximately 60%-owned Gaby project in Ecuador, implementing its strategy to maximize their value, including their sale.

●
Continuing to seek investment opportunities in precious metals properties in low political risk countries in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative abilities to enhance value.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is a Canadian mineral resource company engaged, indirectly through its subsidiaries, in the exploration, development and exploitation of gold and silver deposits in South America (Peru and Ecuador) and in the state of Nevada, U.S.A.  The principal mineral resource properties of the Company at the present time are (a) its interests in the Pallancata silver mine and Inmaculada gold-silver project in southern Peru, (b) its interests in the Goldfield and Converse gold projects in Nevada U.S.A. and (c) its interests in the Rio Blanco gold-silver property and the Gaby gold property in Ecuador.   The Company has additional non-material mineral properties in Peru and Nevada.

The following maps show the locations of the Company’s principal mineral properties in Peru, Ecuador and Nevada.

Uses of Gold and Silver

The two principal uses of gold are product fabrication and bullion investment.  Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewelry (approximately 70% of fabrication). Other fabrication purposes include electronics, dentistry and miscellaneous industrial and decorative uses. Investment demand in terms of coin and bullion investment and through the popularity of gold-based Exchange Traded Funds (“ETFs”) significantly increased private gold holdings over the past several years, though investment demand was down approximately 7% in 2011 compared to year-earlier levels.  In 2011, an estimated $51 billion was invested in coins, medals, physical gold bars and ETFs.  The world’s Central Banks are also reported to hold approximately 26,000 tonnes of gold as a reserve currency.

Silver is also used predominantly in product fabrication and bullion investment.  In 2011, the primary use of silver (>47%) was for industrial applications.  The other principal uses of silver are for the fabrication of jewelry, coins and silverware, as well as for medical photographic processing. During 2011, industrial use decreased by 3% while investment purchases of silver coins and medals increased by 19% to 118 million ounces.  Overall fabrication demand slipped by 1.5% to 876 million ounces in 2011, largely a result of industrial end-users cutting orders due to fears over the fallout from the Eurozone’s sovereign debt crisis.

Gold and Silver Sales

Gold and silver can be readily sold on numerous markets throughout the world and it is relatively easy to ascertain its market price at any particular time. Since there are a large number of available gold and silver purchasers, the Company is not dependent upon the sale of gold and silver to any one customer.

Production from the Pallancata Mine is in the form of a high-value silver-gold concentrate, which is presently sold to custom smelters in Canada, Europe and Asia with smelter terms based on one-year contracts negotiated annually. Contract terms and smelter requirements can be volatile and there can be no guarantee that such contracts will be renewed in subsequent years on terms which are beneficial to the Company.

Employees

At the end of the Company’s most recently completed fiscal year, June 30, 2012, the Company had 62 full time employees.  In addition, the Company currently employs on a part time basis approximately 122 local workers from nearby communities at both the Rio Blanco and Gaby projects in Ecuador in an effort to promote environmental, social and economic development of the surrounding areas.  The number of local workers employed in recent years has decreased relative to previous years due to the Mining Mandate imposed by the Ecuadorian government in April 2008, which suspended the Company’s exploration activities.  As a result, the Company’s exploration efforts in Ecuador have remained essentially on hold.

Social and Environmental Policies

The Company is committed to social and environmental responsibility in all of its exploration, development and mining activities.  The focus of the Company’s community relations and environmental management efforts is to ensure smooth and uninterrupted operations at all of its properties by creating an overall positive impact on its neighboring communities, complying with the country’s laws and regulations, adopting generally accepted international standards and best practices for environmental management, and protecting the health and safety of employees and local communities.

The Company employs several specialists in Peru and Ecuador whose focus is social, environmental and economic development and whose responsibility is to ensure that the Company’s activities and investments in these areas are consistent with the needs and developmental priorities of local communities, as well as the legal requirements of national governments and regulatory agencies. In addition, internationally-recognized industry specialists work with the Company on an as-required consulting basis in conducting environmental management, monitoring, training and educational programs in the areas in and around the Company’s projects.

In Ecuador, the most advanced and extensive social and environmental programs of the Company have been established in the nearby communities located in the area of influence around the Company’s Rio Blanco Project.  Here, the Company manages a series of initiatives including: (a) solid and liquid waste management for improved sanitation; (b) nursery programs to improve re-forestation, vegetation, and horticulture management; (c) water management to ensure proper usage and conservation, including irrigation for native plant species, crops and fish cultivation; (d) reclamation of drilling platforms and access roads using native grasses; (e) forest fire prevention and control; (f) a medical clinic staffed by a qualified local doctor at the Company’s camp site to treat the Company’s workers and local families; (g) a policy of hiring local community workers for the Company’s exploration, reclamation and agricultural activities on a rotational basis, which was established by the communities themselves to maximize employment opportunities.  The Company has also invested in infrastructure, education, agricultural development and irrigation system programs in local communities, all reinforced with continuing education in coordination with local and national governments.  These programs are ongoing, but at a reduced rate of activity while further development work is on hold.  In May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of its resource properties in Ecuador, including their sale.

While community relations and environmental management activities at the Pallancata Mine and Inmaculada project in Peru are the responsibility of the Company’s joint venture partner, Hochschild, the Company monitors, and is kept informed, of all such practices by Hochschild.  The Company is satisfied that such activities are in compliance with applicable laws and international best practices.

Environmental Protection

Pallancata Mine, Peru

Production at the Pallancata Mine commenced in September 2007 under a joint venture between the Company (40% owner) and Hochschild (60% owner).  The joint venture company formed to operate the mine is Minera Suyamarca S.A.C. (“Suyamarca”).  Hochschild is the mine operator.

As ore from the Pallancata Mine is processed off-site at Hochschild’s Selene processing plant, Suyamarca is only required to post bonds and account for reclamation for the mining activities at the Pallancata Mine.  Reclamation costs assessed by the Peruvian government upon approval of a Mine Closure Plan in 2008 are reviewed annually and currently total approximately $9.6 million on a 100% project basis.

Inmaculada Property, Peru

The Inmaculada project is also owned by the joint venture company Suyamarca (40% the Company), which is responsible for fulfilling all necessary environmental and reporting obligations related to the project.  Hochschild is the operator.  Company personnel monitor these activities and the Company is satisfied that such activities are in compliance with applicable laws and international best practices.

The Inmaculada project is in the development stage of mining, and as such, Suyamarca has allocated approximately $800,000 toward mining-related environmental issues and mine closure costs.

Rio Blanco Property, Ecuador

During the current fiscal year ended June 30, 2012, the Company had no environmental or reclamation liabilities on the Rio Blanco property in Ecuador, as the project was still in the development phase.

The Company holds guaranteed bank certificates in the aggregate amount of $242,871 (2011 - $183,725) with an Ecuadorian bank as security for any environmental issues that may take place on the Rio Blanco property.  The bank certificate is required by the Ministry of Non-Renewable Natural Resources (“MRNNR”) in Ecuador.  Interest on the bank certificate is paid on an annual basis to the Company.

Currently the project remains subject to permitting and financing for mine construction and production. Exploration drilling to expand the currently-known resources was suspended in April 2008 as a result of the Mining Mandate and development remains on hold.  In May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of its resource properties in Ecuador, including their potential sale.

Gaby Property, Ecuador

During the current fiscal year ended June 30, 2012, the Company had no environmental or reclamation liabilities on the Gaby property in Ecuador, as the project is still in the prefeasibility phase.

Currently work at Gaby has also been suspended, in light of the decision of the Company to evaluate its options to maximize the value and possible sale of its Ecuadorian assets. It is unlikely that the Company will undertake a final feasibility study for the Gaby project.

If the Company relinquishes any of the concessions comprising the Gaby property then an environmental closure audit will need to be undertaken for each concession. The terms of reference for the audit are set by the Ministry of the Environment in conjunction with the Company at the time of closure.

Goldfield & Converse Properties, Nevada

As at June 30, 2012, the Company held a total of $185,000 in state-wide bonding that was originally purchased by Metallic to cover surface reclamation activities related to the exploration plans of operation at the Goldfield and Converse projects in Nevada.  On June 7, 2010, the Bureau of Land Management (“BLM”) reduced the surface reclamation cost estimate for certain portions of the Goldfield property.  A total of $74,422 of the original bond amount is currently allocated for reclamation at the Goldfield and Converse project areas, leaving $110,578 available for amendments to existing plans of operation and for future operations such as the Company’s Del Oro gold exploration project.

Subsequent to fiscal year-end, the Company has paid an additional $25,000 in state-wide bonding in Nevada, bringing the total amount allocated to $210,000.  The BLM revised the reclamation bond obligations to $77,643 for the Goldfield property and $47,975 for the Converse property. The Company now has $84,382 available for allocation to future operations.

Other Company Projects

Currently the Company’s other projects are at the exploration stage.  Environmental and reclamation costs are minimal until such time as the projects reach a more advanced development stage.

Mining Laws

Mining Law in Peru

Under Peruvian mining law, the right to explore for and exploit minerals is granted by way of a mining concession.

A Peruvian mining concession is a property-related right and is distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  The rights granted by a mining concession are defensible against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract.

The basic unit for newly claimed mining concessions is a minimum of 100 hectares and a maximum of 1,000 hectares.  Buildings and other permanent structures used in a mining operation are considered real property accessory to the concession on which they are situated.

The concession holder must pay an annual rental of $3.00 per hectare (for metallic concessions) by June 30th of each year (except for the year of acquisition, as this rental is paid as part of the concession application fee). The term of a concession is indefinite if it is properly maintained by payment of rental duties and minimum production or investment. The concession holder must sustain a minimum level of annual commercial production of greater than $100 per hectare in gross sales within six years of the grant of the concession (“Annual Minimum Production”). If the concession has not been put into production within that period, the concession holder must make an additional penalty payment, which is dependent on the date the concession title was granted as described below:

Concession titles granted prior to October 10, 2008,

After the 6th year of the issue of a concession, owners of mineral concessions that were titled prior to October 10, 2008 must either meet the required Annual Minimum Production criteria or pay a penalty of $6.00 per hectare for years 7 through 11 of the concession ownership.  This amount increases to $20.00 per hectare beginning in the twelfth year after issue of the concession.  The concession holder is exempted from paying the penalty for a particular year if the investment made on the concession during the previous year was 10 times the penalty ($60 per hectare for years 7 through 11).

Concession titles granted after October 10, 2008,

In 2008, a number of amendments were approved which gave rise to a modified penalty schedule.  Owners of mineral concessions that were titled after October 10, 2008 must now reach the Annual Minimum Production by the beginning of the 10th year of issue of the concession.  If it is not met, the penalty amount per hectare is based on the official established Peruvian tax unit (Unidad Impositiva Tributaria or “UIT”).  The UIT for 2012 is equal to 3,650 Peruvian soles or approximately $1,400. The new penalty system no longer contemplates the provision of a minimum investment.  In the event the Annual Minimum Production is not met to maintain a mineral concession from the 10th year onward, the title holder must pay a penalty of 10% of the UIT per hectare (currently 365 Peruvian soles or approximately $140).

The penalty fees described above do not apply to the Pallancata Mine, which achieved commercial production in 2007. The concessions comprising the Inmaculada property are governed by both penalty systems.  The 18 original Hochschild concessions were granted title prior to October 10, 2008.  The remaining concessions were granted title after October 10, 2008 and the post-October 10, 2008 penalty system applies to those concessions.

Ownership of surface rights in Peru is independent of the ownership of mineral rights under mining concessions.  Peruvian law provides certain priorities to mineral rights holders in the event of a conflict with a surface owner.  However, as a practical matter, it usually is necessary to negotiate the terms for access and any surface disturbance with the surface owner.

The Peruvian mining law makes provision for preservation of the natural environment.  Holders of mining concessions are obliged to undertake environmental evaluation studies which need to be approved by the Peruvian Ministry of Energy and Mines at all stages of the exploration and development cycle and to formulate plans to minimize environmental damage resulting from their activities. The Company has obtained all necessary environmental permits for its past exploration programs and will require new permits for its future exploration/development/production plans. There is no guarantee that such permits will be granted.

Mining Law in Ecuador

Under the provisions of the new Mining Law effective January 29, 2009, ownership of surface rights in Ecuador is independent of the ownership of mineral rights under mining concessions.

The Mining Law provides for stricter environmental controls for mining, a greater contribution from mining and exploration to the country and to local and regional areas by imposing higher annual concession fees, minimum exploration work commitments and a new production royalty.

The most significant provisions of the new Mining Law are:

●	A royalty payable to the government of not less than 5% based on metal sales, less any smelting and/or refining charges.

●	Each company must negotiate a production contract prior to commencement of production. The production contract is transferable, subject to certain government approvals.

●
Titles for mining concessions under the production contract extend for a 25-year period and are renewable for another 25 years. There is no limit to the number of concessions held by a company. However, there is a limit of 5,000 hectares for all concessions in the production phase.

●
There is an option to negotiate a service contract in lieu of production contract, whereby the contract will stipulate the compensation method and concessionaire’s obligations, but with no requirement for a mining royalty or windfall tax.

●
Mining will be subject to the following taxes: (a) 22% corporate income tax, (b) 12% regional/municipal/community profit sharing tax, (c) 3% employee profit sharing tax, (d) 12% value-added tax (non-refundable), and (e) a windfall revenue tax of 70% of sales above a negotiated metal reference price.

●	Ecuadorians must make up at least 80% of the workforce with a maximum of 20% foreigners. There are exceptions for specialized workers.

●	A national mining company (ENAMI) has been established with special rights in government-designated priority areas, which are not defined so far.

●	Transfers of concession titles are allowed, provided the transfer is approved and registered with the government and a transfer fee is payable to the government.

Regulations to supplement and clarify the Mining Law were issued on November 4, 2009.  Procedures for complying with the regulations are still being established by the MRNNR, although many exploration and development companies have now re-commenced exploration activities in Ecuador. The Company has received government approval to re-start its activities at the Rio Blanco project but is still awaiting final government approval to re-start its activities as the Gaby project.

In February 2011, the Company commenced negotiations with the Ecuadorian government for a production contract for the Rio Blanco project.  The process is still ongoing.

As the result of delays and uncertainties with respect to the terms and conditions of these negotiations combined with other economic and political risk factors the Company decided to examine its options with regard to its Ecuadorian assets.  In May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of its resource properties in Ecuador, including their potential sale.

On June 26, 2012, the Ecuadorian government introduced (by Presidential Decree) an amendment to the Mining Regulations, which relates to any change in ownership of mining concessions that involves the direct or indirect ownership of shares of the companies holding the mining concessions. Any such transfer of shares will now require government approval and the payment by the buyer of such shares of a transfer/registration fee of 1% of the purchase/transaction value.   Previously the transfer/registration fee applied only to the assignment or transfer of the mining rights of the concessions to a new party.  This Decree may affect the sale of the Ecuadorian assets of the Company.

See also “Risks Specific to Operating in Ecuador”.

PRINCIPAL PROPERTIES – PERU

Pallancata Mine, Peru (40% interest)

Property Description and Location

The Pallancata property is located in southern Peru, approximately 180 km southwest of Cuzco. It originally comprised 18,390 hectares (approximately 184 sq. km) in 32 mineral concessions as follows: Four concessions (1,390 hectares) were held under the terms of option-to-purchase agreements with two local Peruvian individuals; three concessions (1,900 hectares) were held under the terms of an option-to-purchase agreement with an American individual; four concessions (600 hectares) were purchased from local Peruvians; eight concessions (5,100 hectares) were claimed directly by the Company; eleven concessions  (8,000 hectares) were initially acquired by the Company and subsequently integrated into the Pallancata property package; and two concessions (1,400 hectares) were claimed directly by Minera Suyamarca S.A.C. (“Suyamarca”), the joint venture company formed with Hochschild to own and operate the Pallancata Mine.  According to Peruvian law, once production has commenced on a property, all mineral concessions may be combined into one single “acumulacion” concession.  In December 2011, Suyamarca merged its 32 concessions into a single major claim called the “Acumulacion Pallancata”, which comprises a total area of 15,915 hectares (159 sq. km).  The reduced area results from the removal of partial overlaps among the old claims.

In addition to the mineral concessions, the Company also acquired a lease of approximately 721 hectares of surface rights in the area, on which a fully-equipped camp and drill sample storage facility are present.   Suyamarca has also acquired an additional 200 hectares of surface rights for a tailings facility.

Pursuant to two agreements between the Company and Hochschild, (see sections “Joint Venture Agreement- Pallancata Property” and “Inmaculada Property, Peru-Final Joint Venture Agreement-The Company and Hochschild” below for further details), all mineral concessions and surface rights were transferred to Suyamarca and are indirectly owned 60% by Hochschild and 40% by the Company.

There are no environmental liabilities from previous work on the project and prior to the opening of the mine in September 2007. There had been no historical production on the property since Spanish colonial times. The Pallancata property now has operational and permitted storage facilities for ore, waste and tailings from the Pallancata Mine.

Acquisition of Concessions

In June and August 2002, the Company  entered into two option agreements with a local Peruvian individual to acquire a 100% interest in the Pallancata, Pallancata No.1 and Virgen del Carmen No. 1 concessions (the “Optioned Concessions”). The Company could acquire an initial 75% interest in the Optioned Concessions by making cash payments totalling $1,000,000 over 7 years.  The Company could also acquire an additional 25% interest in the Optioned Concessions (for an aggregate interest of 100%) by paying an additional $600,000 by the end of the seventh year.  In 2007, all option payments were made by the Suyamarca joint venture company to complete the purchase of the concessions and Suyamarca now holds a 100% interest in these concessions, with no production royalty obligation (other than the royalty due to the Peruvian government).

In March 2006, the Company entered into an agreement with the same Peruvian individual that owned the Optioned Concessions to purchase the Au Dos Mil concession for a total purchase price of $200,000. This amount has been paid by Suyamarca and Suyamarca has acquired the concession. The agreement also included a 3% Net Profits Interest (“NPI”) production royalty, which can be purchased at any time for $300,000.  This amount has been paid by Suyamarca.  To date there has been no production from the Au Dos Mil concession.

In March and June 2006, the Company entered into agreements with an American individual to purchase three concessions (Jelway, Mile Hi and QB No. 7) and subsequently completed the purchase for a total cost of $30,000.  The agreements also include a 1% NSR production royalty, 0.5% of which can be purchased at any time for amounts ranging from $60,000 to $200,000, depending on the particular concession for which the royalty is purchased.  To date there has been no production from any of these concessions.

The Company also purchased four additional concessions (Tyler Two, Don Nico Tres, Coriam and Iñiko Tres) from local owners at a total cost of $75,500. There are no royalty obligations related to these concessions.

The Company acquired a 100% interest in eight additional concessions (Tusca 2002, Oro Vega 800, Oro Vega 500, La Tranca 2003, Pallancata Sur, Pallancata 2002, Pallancata 2008 and Cochaloma 1) directly from the Peruvian government. A residual interest in the Oro Vega 500 concession was purchased by the Company in March 2005 for $25,000 plus the payment of a 3% NPI royalty upon commencement of commercial production.  The royalty can be purchased at any time by Suyamarca for $500,000.  This amount has been paid by Suyamarca.  To date there has been no production from any of these concessions.

In addition, in June 2005 the Company acquired an interest in eleven mineral concessions known as the Pacapausa property, located between the Pallancata Mine and Hochschild’s Selene processing plant. In November 2007, the Company agreed to transfer its 50% interest in the Pacapausa concessions to Suyamarca, which in turn assumed an underlying 0.5% NSR royalty obligation to a third party as part of the agreement.  Additionally, payments in the amounts of $190,000 and $371,000 were credited to the Company’s investment in the Suyamarca (Pallancata) joint venture account for reimbursement of value added taxes (IVA) and previously incurred exploration costs, respectively.  At that time, Suyamarca held a 50% interest in the Pacapausa concessions and Hochschild held the remaining 50% interest, for an overall 80% interest to Hochschild and 20% interest to the Company.   In December 2010, the Company signed a definitive joint venture agreement with Hochschild for the Inmaculada property (see “Inmaculada Project, Peru-Final Inmaculada Joint Venture Agreement-The Company and Hochschild” below for further details) and according to the terms of that agreement, ownership of the Pacapausa concessions was transferred 100% to Suyamarca, giving the Company an indirect 40% ownership and Hochschild an indirect 60% ownership.

As stated above, Suyamarca merged the 32 concessions into a single major claim called the “Acumulacion Pallancata”, which exists as a single unit and dramatically reduces the administrative work associated with maintaining the concessions.

All future property payments and royalty payments for the Pallancata property are the responsibility of Suyamarca.  See “Joint Venture Agreement-Pallancata Property” below for further details.

Finder’s Fee

Pursuant to a Finder’s Fee Agreement dated August 29, 2002 (as amended) between the Company and a consultant to the Company, the consultant received 550,000 common shares of the Company then valued at approximately $2.8 million in respect of the Company’s acquisition of the Pallancata property and its advancement to commercial production.

Joint Venture Agreement – Pallancata Property

On June 30, 2006,  the Company signed a formal Joint Venture Agreement (as amended) with Pallancata Holding  S.A.C. (“Pallancata Holding”), Ludlow Corporation (“Ludlow”) and Compañia Minera Ares S.A.C. (“Ares”), all affiliates of Hochschild, to fast-track development, permitting and commencement of commercial production from the Pallancata property. Ares is the owner and operator of Hochschild’s nearby Selene processing plant (located at the now-closed Selene silver mine, approximately 22 km by gravel road northeast of the Pallancata Mine).

The basic terms of the 2006 Joint Venture Agreement are summarized below:

The Company and Hochschild formed a Peruvian joint venture company, Suyamarca, in July 2006, the shares of which are indirectly held 60% by Hochschild and 40% by the Company.   Under the agreement, Hochschild provided to Suyamarca 100% of the funds required for drilling and associated costs incurred in converting all the then-known mineral resources to mineral reserves at Pallancata.

Hochschild and its affiliates also agreed to provide to Suyamarca 100% of the capital investment required to develop, permit and construct a mining operation at the Pallancata property at an initial production level of 500tpd within 12 months of the receipt of the required permits for a mining operation (the “Initial Construction Period”). Hochschild’s capital investment was not recoverable from the Company’s share of cash flow from operations of Pallancata Mine.  The 500 tpd production level was reached on August 10, 2007, within the time stipulated by the Joint Venture Agreement.

Hochschild also agreed to provide to Suyamarca 100% of the capital required to expand mine production from 500 tpd to 750 tpd within 12 months from the date (August 10, 2007) that the 500 tpd level was reached and again this additional capital investment would not be recoverable from the Company’s share of production cash flows.   The 750 tpd production rate was reached in January 2008.

A further mine expansion to 1,000 tpd was, under the terms of the Joint Venture Agreement, to be agreed by the Company and Hochschild. Capital costs for any such expansion were to be funded 100% by Hochschild.  Such additional capital investment was again not recoverable by Hochschild from the Company’s share of production cash flows.  In May 2008, the mine expansion to 1,000 tpd was achieved.

Further expansion above the 1,000 tpd level was to be funded either from mine cash flow or by the parties based on their respective percentage participation in the joint venture.  The Company and Hochschild agreed to further increase production levels to 2,000 tpd, which was achieved in December 2008. The mine continued to ramp up production from 2,000 tpd at the end of 2008 to a targeted 3,000 tpd by the end of calendar year 2009.  The 3,000 tpd goal was achieved ahead of schedule in June 2009, with the incremental capital cost of mine expansion being funded from mine cash flow. The current mine production rate is now at a steady-state 3,000tpd.

All Pallancata ore is processed at Hochschild’s Selene processing plant and Hochschild charges Suyamarca a processing fee based on the plant operating costs, with these costs being reviewed and updated quarterly. For any additional processing capacity that is required at the Selene processing plant in order to treat ore from Pallancata, Hochschild is obligated to pay 100% of the capital costs of such plant expansion and the processing costs charged to Suyamarca by Hochschild are adjusted to reflect the additional capital costs incurred by Hochschild. Hochschild expanded the processing capacity at its Selene processing plant from 2,000 tpd to 3,000 tpd in 2009 with Pallancata ore currently being the sole source of mill feed, taking up the full capacity at the Selene plant.

Hochschild’s subsidiary Ares is the manager and operator of the Pallancata Mine. Pursuant to the Joint Venture Agreement, upon reaching the initial production level of 500 tpd, Ares commenced charging Suyamarca a management services fee of 10% of the operating costs incurred by Suyamarca at Pallancata.  The management services fee paid to Suyamarca was recently reduced to 7% as part of the new Pallancata Mine and Inmaculada project joint venture agreement signed in December 2010 between Hochschild and the Company (see “Inmaculada Property, Peru-Final Inmaculada Joint Venture Agreement-The Company and Hochschild” for further details).  This new joint venture agreement covers both the Pallancata Mine and the Inmaculada development project and replaces the original Pallancata Joint Venture Agreement.  The current rate of the management services fee is 7% and totalled approximately $6.9 million (100% project basis) in fiscal year 2012, of which the Company’s share was 40%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Pallancata property is located approximately 520 km southeast of Lima in the Ayacucho Department of southern Peru.  It is approximately 180 km southwest of Cuzco and 240 km northwest of Arequipa.  The Selene Mill, where Pallancata ore is processed, is located approximately 22 km by gravel road to the northeast.  The Pallancata property is accessed almost entirely by an asphalt highway from Cuzco.  Travel time by road from Cuzco to Pallancata is approximately 10 hours.

Situated in the Western Cordillera of southern Peru, elevations in the Pallancata property range from 4,200m in the central part of the property to 4,700m in the Virgen del Carmen No.1 concession in the north. The topography is rugged and the elevation, rock exposure, steep slopes and lack of substantial soil cover result in a lack of any significant vegetation.

The preferred method of access to Pallancata is via air to Cuzco and then by ground transportation on a paved road to Izcahuaca in the direction of Nazca. From Izcahuaca, the route continues 20 km southeast on a well-maintained dirt road toward Hochschild’s Selene processing plant. Before reaching the Selene facility, the route turns south to the Pallancata Mine.

The nearest population center to the Pallancata property is the village of Izcahuaca, 40 km to the northwest, with a population of approximately 500. Facilities are limited.

The climate in Pallancata consists of a dry season and a wet season. The wettest months are December to March. Temperatures at Pallancata typically range from -5ºC to 20ºC.

Management of power, water, road access, mining infrastructure and personnel, tailings storage areas, waste disposal areas and the processing site for the mining operation are all the responsibility of the Company’s joint venture partner, Hochschild and its affiliates, as mine operator.

History

Exploration History

Other than during the Spanish colonial era, there has been no significant exploration activity on the Pallancata property prior to the Company’s activities, which commenced in late 2002. Below is a summary of the Company’s exploration activities:

In 2002, prior to acquiring the Pallancata property, the Company carried out a surface channel sampling program on the Pallancata Vein and on other smaller veins in the San Javier zone, with assay results of  <0.2  to 2,310g/t silver and trace amounts to 6.3g/t gold.  Only two of the rock channel samples from an old surface mine working in the central part of the vein  reported significant precious metal values: 2.5m at 2,270 g/t silver with 5.4 g/t gold and 2.0m at 2,310 g/t silver with 6.3 g/t gold.

Following acquisition of the Pallancata property in late 2002, the Company commenced surveying, rehabilitation and detailed sampling of 27 previously inaccessible underground workings (many of which date back to the Spanish colonial era), surface rock sampling and geological mapping.  Encouraging silver and gold mineral values were identified.

The Company completed a Phase 1 drill program in 2003 comprising 2,490m core drilling in 17 holes.   Assay results from these holes not only confirmed the high-grade, locally “bonanza-grade”, nature of the mineralization in the Pallancata Vein but also identified a different style of high-grade silver-gold mineralization at the west end of the vein (designated by the Company as the “West Breccia zone”) that carried a noticeably higher gold content than that generally intersected in the central part of the Pallancata Vein.

In early 2004, the Company’s geologists discovered high-grade epithermal vein mineralization in the Mariana zone, located approximately 800m to the north of the western extremity of the Pallancata Vein.   Rock channel sample assay results reported average grades of 802 g/t silver and 2.7 g/t gold. In addition, the Company found the San Javier mineralized zone of veins to the north of the Mariana zone.

In 2005, the Company completed a Phase 2 drill program which comprised 51 core drill holes totalling 13,497m to further define the Pallancata Vein and the veins within the Mariana and Virgen del Carmen/San Javier zones located north of the Pallancata Vein.  Again, drill-hole intercepts with significant silver and gold values were reported, particularly in the West Breccia zone.

In 2006, the Company discovered another area of high-grade vein mineralization at the Mercedes zone, located approximately 1.5 km northeast of the principal Pallancata Vein.  Rock sample assay values in the Mercedes zone ranged from less than 1 g/t to 2,640 g/t silver and less than 0.01g/t to 9.3 g/t gold.

In early 2007, following the signing of the Joint Venture Agreement with Hochschild in 2006, Hochschild completed a core drilling program of infill and reserve delineation drilling for the principal Pallancata Vein.   The drill program also tested exploration targets that were defined in previous years by the Company.  Results of the mine development drill holes in the Pallancata Vein confirmed the continuity and grades of silver and gold mineralization in the original exploration holes drilled by the Company in the Phase 1 and 2 drill programs.

During calendar year 2008, Hochschild was focused on detailed definition drilling to convert resources to reserves and on ramping-up mine production. As a result, a substantial increase in proven and probable mineral reserves was reported in 2008 for the principal Pallancata Vein.

From January 2009 through June 30, 2012, Hochschild has continued to conduct exploration and definition drilling.  A summary of the exploration drill program for these years is shown below in “Suyamarca Exploration Drill Program” section.

In April 2012, the Company announced updated mineral reserve and resource estimates as at December 31, 2011 (see “The Company’s Current Mineral Resource and Reserve Estimates” below).

 Historical Technical Studies and Mineral Resource Estimates

There were no historical technical studies or mineral resource estimates for the Pallancata property prior to the acquisition of the property by the Company.

Historical Production

Prior to commencement of Pallancata Mine production in September 2007, there was no modern-era commercial production from the Pallancata property. There is evidence to show that the property was exploited in Spanish colonial times (primarily underground), but there are no official records that show metal grades or tonnage amounts.  Also, the prior owner of the concessions that cover the main Pallancata Vein attempted small-scale exploitation of the vein, but did not keep any records. There are no historical waste dumps or tailings on the property.

Geological Setting

Regionally, the project lies in the Western Cordillera of southern Peru, which comprises principally Cretaceous and Tertiary volcanic rocks and rare sediments, together with Tertiary intrusive rocks.

Locally, volcaniclastic rocks, including lapilli and crystal tuffs, volcanic breccias and conglomerates, and volcanic sediments intercalated with andesitic lava flows dominate the Pallancata project.  A massive white rhyolitic tuff lies unconformably on the volcaniclastics, covering much of the higher ground in the area.  Rhyolite stocks have intruded the volcanic rocks in the northern part of the area and to the east of the project.  On the Pallancata and Pallancata 2002 concessions, a large porphyritic andesite laccolith is present at depth.

The Tertiary volcanic rocks in the Pallancata area were deposited in a very active tectonic environment. There are numerous small and large-scale examples of profound syndepositional changes, controlled largely by active faults. Some of these faults have a similar northwest-southeast orientation to the Pallancata Vein but many others strike almost north-south. Evidence of instability is widespread, but is strongest in the vicinity of the main Pallancata Vein. This was probably a major zone of collapse, either part of a caldera margin or linear graben.

Faults and veins form a continuous group of sub-vertical structures with varying degrees of sinistral strike-slip movement.  The remarkable similarities between fault and vein orientations suggest they were active at the same time.  Alteration and mineralization are controlled by these structures, and high-grade areas may be related to dilatational portions associated with jogs and bends in these structures.

Deposit Type

The Pallancata mineralization represents a low-to-intermediate sulfidation precious metal epithermal system as evidenced by field observations and by petrological studies carried out by independent geological consultants.  Multiple events of mineralization are apparent.  The main-stage precious metal mineralization overprints earlier stages, but may also represent the waning stages of the same hydrothermal system.  Control of the main-stage mineralization is likely to have been provided by a major northwest-southeast striking fault.

Mineralization

The Company and Hochschild have defined four principal areas of mineralization extending from the Virgen del Carmen/San Javier area in the north for over 4km to the Pallancata Vein in the south.  The known mineralization extends up to 5km in a roughly east-west direction, and the mineralized system has a vertical extent of approximately 500m.

Mineralization is present in a complex array of veins, breccias (both hydrothermal and tectonic), stockworks and silicified zones.  Vein zones comprise vein breccia with in-situ clasts of bladed carbonate replacement and partial leaching. Crustiform and colloform banding is also common.  The matrix generally consists of milky-white to coarse-grained semi-translucent drusy quartz.  Multiple phases of veining are apparent.  Breccias range from simple tectonic breccias to complex multiple-event hydrothermal breccias.  These include black silica breccia (rich in sulfides) to massive white quartz breccias.

The Pallancata Vein is the principal target area and hosts a zone of complex multi-phase veining and faulting that generally has well-defined conduits that underwent major dilation. The structure pinches, splits and has a sinuous nature.  It is apparent that the vein is en-echelon, both horizontally and vertically.

The dip is generally sub-vertical, with a downthrow to the south.  Alteration grades from smectite to illite in the direction of the main structure, but it is often difficult to distinguish clay alteration from diagenetic alteration due to the high pumice content of the lapilli tuffs.  There is a distinct silicified halo around the vein which is more prominent on the north side of the vein.  The San Javier and Mariana vein zones also display strong silicified halos.

The known portion of the Pallancata Vein currently in production or development is approximately 1.5 km long and is up to 40m wide, including the intensely silicified wall rocks.  Individual veins or splays are more typically 0.5m-3.0m wide.  Portions of the structure are dominated by in-situ quartz-altered, bladed carbonate.  Elsewhere it shows jigsaw breccia, commonly with black chalcedonic silica and sulfide fill.  Other parts are true hydrothermal breccias with complex textures and multiple phases of banded chalcedonic silica and euhedral drusy quartz.

Much of the high-grade mineralization on the Pallancata property is seen in Pallancata West (the West Breccia zone) and comprises an intensely silicified body with a strong stockwork of quartz veins, typically with a strike of northeast-

southwest to north-south.  High-grade zones occur where these veins intersect the northwest-southeast striking Pallancata Vein.

The mineralization is generally sulfide-poor and includes argentite, ruby silver (pyrargyrite/proustite), pyrite, marcasite, galena, electrum and, rarely, native gold.  Most of the silver mineralization seen in drill core from the Pallancata Vein occurs within massive silica, which often displays classic carbonate replacement textures. In these areas the silver occurs as argentite and pyrargyrite. Some argentite mineralization occurs with adularia after an early silicification and brecciation and an intermediate banded chalcedony phase.  There appear to have been multiple episodes of silver deposition in the Pallancata Vein.  Shadowy carbonate-replacement texture (the product of the silicification of laminar calcite) and the presence of adularia testify to the existence of boiling conditions during vein-breccia formation.

The Virgen del Carmen/San Javier, Mariana and Mercedes zones display similar veining with high-grade silver and gold mineralization.

Drilling

2003 to 2007 Drill Programs

The total core drilling by the Company in its 2003-2005 Phase 1 and 2 programs and by Suyamarca during its 2006-2007 program, totalled 39,733m in 154 drill holes, and is summarized below (see “History” above for a discussion of the results of these drill programs):

Program	No. Holes	Meters Drilled	Area
Phase 1- Company drilling	17	2,490	Pallancata
Phase 2- Company drilling	51	13,497	All
Phase 3- Suyamarca drilling	86	23,746	All

Suyamarca Exploration Drill Program

In addition to development and delineation drilling at the Pallancata Mine, Suyamarca conducts ongoing exploration drilling in areas proximal to the mine to define additional mineral resources. The program has been focused on areas adjacent to the known Pallancata veins, previously defined exploration targets and several brownfield vein targets that occur within four km of the mine workings. The table below summarizes Hochschild’s exploration drilling through June 30, 2012.

Type of Drilling	2009 Drilling (m)	2010 Drilling (m)	2011 Drilling (m)	Jan-June 30, 2012 (m)	Proposed Drilling: July-Dec 2012 (m)
Brownfield	6,201	6,392	6,994	2,098	5,348
Exploration	11,493	15,100	16,667	135	6,110
Resource Definition	8,900	25,055	27,088	3,745	15,411
Total:	26,593	46,547	50,748	5,978	26,869

The high-grade mineralization in the veins encountered in the exploration and brownfield drilling programs have the potential to add to the current production from the Pallancata Mine, as no significant additional infrastructure is required for their development in order to classify them as mineral reserves.  Thus far, the exploration drilling has led to the development of the Virgen del Carmen, Rina and Pallancata East vein systems.  Mining at the Virgen del Carmen deposit began in July 2010, at the Pallancata East deposit in September 2011,  and at the Rina Vein deposit in October, 2011.  These new deposits have added a significant amount of ore to the overall Pallancata project.  Exploration drilling is continuing at other targets defined by the Company during the early stages of exploration work.

Sampling, Assaying and Data Verification

Core Drilling

Historically, all core has been logged, sampled, photographed and stored in a secure location at Suyamarca’s on-site Pallancata camp, which is monitored 24 hours by the security guards.  Core was split on site by Company personnel, using a diamond saw, and one half of the core was retained on site. The remaining one-half split of core was sent by road under the supervision of the Company’s field and security staff to an independent sample preparation facility in Lima.

Core sampling intervals used were based on a maximum core length of 2.0m, with geological or mineralized contacts being used to define shorter sample lengths, down to a minimum of 0.2m.  Barren rock outside of the target zones was typically not sampled.

Samples were sent to an independent laboratory in Lima for preparation using standard industry practices.  Assays of prepared pulps were undertaken by the independent laboratory.  All samples were assayed for gold and silver using conventional assay techniques.  “Blind” standards of known silver and gold contents (and “blanks” with no silver or gold content) were used for every approximately 10 samples for quality control purposes. Duplicate analyses of the significant mineralized intervals were re-analyzed by a second independent laboratory in Lima. All standards and duplicates showed excellent reproducibility.

Rock Chip Sampling

Historically, all rock samples were stored in a secure location at the Company’s on-site Pallancata camp (monitored 24 hours by security guards) and periodically sent by road under the supervision of the Company’s field and security staff to an independent sample preparation in Lima. Rock chip samples were taken over dimensions up to 1m in width with a maximum length of 5m.  Multiple rock chip samples were collected covering at least 50% of the sample area.  The total sample weight for each sample was approximately 5kg.

Samples were sent to an independent laboratory in Lima for preparation using standard industry practices.  Assays of prepared pulps were undertaken by the independent laboratory.  All samples were assayed for gold and silver using conventional assay techniques.  “Blind” standards of known silver and gold contents (and “blanks” with no silver or gold content) were used for every approximately 10 samples for quality control purposes. Duplicate analyses of the significant mineralized intervals were re-analyzed by a second independent laboratory in Lima.  All standards and duplicates showed excellent reproducibility.

After commencement of the mining operations at Pallancata, all exploration rock samples have continued to follow the same procedure, with samples being prepared and assayed at an independent assay laboratory in Lima.  Only production samples are prepared and assayed at Hochschild’s industry-accredited Selene assay laboratory.

The Company’s Historical Technical Reports

During 2005, the Company engaged an independent geological consultant to prepare a NI 43-101compliant technical.  The report was SEDAR-filed on May 15, 2006 under the Company’s name at www.sedar.com.

In 2007, an updated technical report for the Pallancata Mine was prepared by the Company and then reviewed and confirmed by an independent consulting firm. The report was SEDAR-filed on October 12, 2007.

In May 2008, a further updated technical report was completed by the same independent consulting firm. The report was SEDAR-filed on May 21, 2008.

The Company completed an updated, internally-prepared technical report in support of new resource and reserve estimates that were received from Hochschild in June, 2008.  The report was SEDAR-filed on October 9, 2008.

The most recent updated technical report was prepared by Micon International Limited (“Micon”) of Toronto, Canada in June 2009. This report updated and effectively replaced all foregoing technical reports.  The title of the June 2009 report is “Technical Report on the Mineral Resource and Mineral Reserve Estimates, Pallancata Mine, Peru” (the “Pallancata Report”).  The report was SEDAR-filed on SEDAR on June 26, 2009.

The Company’s Current Mineral Resource and Reserve Estimates

On April 11, 2012, the Company announced calendar year-end 2011 mineral resource and reserve estimates at the Pallancata Mine, as reported to the Company by Hochschild.  The mineral resource and reserve estimates have an effective date of December 31, 2011 and are not a part of the Pallancata Report.   Reported at a cut-off grade of 144 g/t silver equivalent (using a 60:1 silver-to-gold ratio), the total proven and probable estimated mineral reserves (on a 100% project basis) were 3.45 Mt at an average grade of 287 g/t silver and 1.4 g/t gold, containing a total of 31.8 million ozs of silver and 152,000 ozs of gold (or approximately 41.0 million ozs of silver equivalent using prices of $18/oz silver and $1,080/oz gold).  Updated measured and indicated resources comprised 5.0 Mt at an average grade of 372 g/t silver and 1.7 g/t gold, containing a total of 60.0 million ozs of silver and 278,000 ozs of gold.  The measured and indicated mineral resources include the estimated mineral reserves.  An additional 2.8 Mt at an average grade of 347 g/t silver and 1.5 g/t gold containing 31.3 million ozs of silver and 132,000 ozs of gold were estimated in the inferred mineral resource category.

The table below summarizes the most recently updated estimated mineral reserves and resources for the Pallancata Mine (effective date of December 31, 2011) based on the information supplied by Hochschild.  As stated above, the resources and reserves are reported at a cut-off grade of 144 g/t silver equivalent, which reflects a marginal economic cut-off value of $65 per tonne using metal prices of $18.00 per ounce of silver and $1,080 per ounce of gold.

Pallancata Mine – Mineral Reserve and Resource Estimates (as of December 31, 2011)

Reserve Category	Tonnes	Average Grade (g/t silver)	Average Grade (g/t gold)	100% Basis Contained Silver Ozs	100% Basis Contained Gold Ozs	Company’s 40% Attributable Silver Ozs	Company’s 40% Attributable Gold Ozs
Proven Reserves	2,739,000	289	1.4	25,487,000	121,000	10,195,000	48,000
Probable Reserves	711,000	278	1.3	6,362,000	31,000	2,545,000	12,000
Total Reserves	3,450,000	287	1.4	31,848,000	152,000	12,739,000	61,000

Resource Category	Tonnes	Average Grade (g/t silver)	Average Grade (g/t gold)	100% Basis Contained Silver Ozs	100% Basis Contained Gold Ozs	Company’s 40% Attributable Silver Ozs	Company’s 40% Attributable Gold zs
Measured Resources	4,196,000	382	1.8	51,500,000	238,000	20,600,000	95,000
Indicated Resources	819,000	323	1.5	8,506,000	40,000	3,402,000	16,000
Total Measured and Indicated Resources	5,015,000	372	1.7	60,006,000	278,000	24,002,000	111,000
Inferred Resources	2,813,000	347	1.5	31,335,000	132,000	12,534,000	53,000

1.	Measured and indicated resources include proven and robable reserves.
2.	Metal prices used are $18.00/oz for silver and $1,080/oz for gold.
3.	The estimated reserves include 24% for ore losses and 21% for dilution assigned using zero grade.
4.	The estimated mineral resources that are not mineral reserves, do not have demonstrated economic viability.
5.	Numbers have been rounded in all categories to reflect the precision of the estimates.
6.	The mineral resources were estimated using ordinary kriging for the major vein units and inverse distance to the power of three for peripheral veins.
7.	Contained metal in estimated reserves remains subject to metallurgical recovery losses.
8.	The resource and reserve estimates reflect the deposit at the Pallancata Mine as of December 31, 2011.

Hochschild’s data and methodology were reviewed by the Company’s VP of Corporate Development, Nick Appleyard, for mineral resources, and VP Special Projects, Alan Matthews, for mineral reserves. Both are Qualified Persons, as defined by National Instrument 43-101.

The updated resource estimate is essentially the same as the previous year, indicating that mined resources are being replaced by ongoing exploration and delineation drilling programs, with a year-over-year increase of approximately 2% in tonnage and a 1% decrease in contained silver and gold ounces.   This represents a projected mine life of approximately four years.  The Company expects that drill exploration carried out by Hochschild in 2012 will, as in the past, be successful in replacing reserves depleted by mining when the next reserve estimate is undertaken in the first calendar quarter of 2013.

Production

On September  9, 2007, commercial production (30 days at an average rate of 500 tpd) was achieved at the Pallancata Mine.   Hochschild ramped up mine production during 2008 to 2,000 tpd and simultaneously began to expand the capacity at their Selene processing plant from its then-current level of 2,000 tpd to 3,000 tpd.  By June 2009, the Selene plant expansion was complete and a steady-state production rate of 3,000tpd was achieved at the Pallancata Mine.  Pallancata ore became the sole source of mill feed and utilized full capacity at the Selene plant.

Pallancata ore is processed to produce a silver-gold flotation concentrate and initially a fee was charged per tonne of ore processed by Ares, the Selene plant operator.  However, in 2010 it became necessary to expand tailings storage at the Pallancata Mine.  According to Peruvian law, a new tailings dam could only be built by a company with a working plant.  Therefore, on June 1, 2010, Suyamarca entered into a 20-year lease agreement with Ares to rent the Selene plant.  Suyamarca currently pays Ares a fixed fee of $6.00/tonne of processed ore.  All operations costs have been assumed by Suyamarca, as the Pallancata Mine still provides 100% of feed material to the Selene plant at this time.  The mining production rate at the Pallancata Mine remains at a steady-state of 3,000 tpd and no further expansion of the processing plant is planned.

Total production at the Pallancata Mine from start-up in September 2007 to fiscal year-end June 30, 2012 on a 100% project basis was 35.8 million ozs of silver and 132,643 ozs of gold (43.8 million silver equivalent ozs, using a silver-gold ratio of 60:1).   The Company’s 40% share was 14.3 million ozs of silver and 53,057 ozs of gold.

For the fiscal year ended June 30, 2012, production from the Pallancata Mine totalled approximately 8.2 million ozs of silver and 29,688 ozs of gold (approximately 9.97 million ozs of silver equivalent ozs based on a silver-to-gold ratio of 60:1).  The Company’s 40% share was 3.3 million ozs of silver and 11,875 ozs of gold.  Details of production and cash costs for the fiscal year ended June 30, 2012 are listed in the tables below.  These data were received from Hochschild and were reviewed by the Company’s Qualified Person, VP Corporate Development, Nick Appleyard.

Pallancata Mine Production Highlights July 1, 2011 to June 30, 2012 (100% Project Basis)

	Quarter Ended				Fiscal Year 2012 Total
	6/30/12	3/31/12	12/31/11	9/30/11
Ore processed (tonnes)	270,961	257,339	293,060	268,673	1,090,033
Silver head grade (g/t)	250	263	293	313	280
Gold head grade (g/t)	1.08	0.99	1.27	1.43	1.19
Concentrate produced (tonnes)	2,006	1,745	2,363	2,266	8,380
Silver produced (oz)	1,825,387	1,780,120	2,288,930	2,290,805	8,185,244
Gold produced (oz)	6,402	5,612	8,304	9,370	29,689
Silver sold (oz)	1,730,340	1,826,000	2,636,210	1,935,350	8,127,900
Gold sold (oz)	5,950	5,480	9,320	8,016	28,766
Direct Site Costs per oz silver (after gold by-product credit) - $/oz	5.36	5.34	2.35	1.01	3.31
Total Cash Costs per oz silver (after gold by-product credit) - $/oz	9.08	9.48	6.26	5.44	7.37

Pallancata Mine Production Highlights July 1, 2010 to June 30, 2011 (the Company’s 40% Share)

	Quarter Ended				Fiscal Year 2012 Total
	6/30/12	3/31/12	12/31/11	9/30/11
Silver produced (oz)	730,155	712,049	915,572	916,322	3,274,098
Gold produced (oz)	2,561	2,245	3,322	3,748	11,876
Silver sold (oz)	692,140	730,400	1,054,500	774,140	3,251,160
Gold sold (oz)	2,380	2,200	3,730	3,200	11,510

Note for both tables above:

1.	Head grades for silver and gold are based on the overall metallurgical balance for the process plant.
2.	The difference between “production” and “sold" metal ounces relates to in-process concentrate. Silver sales have been rounded.
3.	Silver and gold ounces sold are reported as gross ounces.
4.
Direct site costs per ounce silver and total cash costs per ounce silver reflect a "mined ore inventory adjustment". The Company believes that this calculation more accurately matches costs with ounces of production (Also see notes 5 and 6 below).

5.
Direct site costs per ounce silver comprise direct mining costs, mined ore inventory adjustment, toll processing costs and mine general and administrative costs. The cost per ounce is net of gold by-product credit.

6.
Total cash costs, using the Gold Institute definition, comprise: mine operating costs, mined ore inventory adjustment, toll processing costs, mine general and administrative costs, Hochschild management fee, concentrate transportation and smelting costs, local and regional taxes and the government royalty. The cost per ounce is net of gold by-product credit.

7.	g/t = grams per metric tonne; oz = troy ounces

Processing

Hochschild’s Selene facility flotation plant is used for processing ore from the Pallancata Mine to produce a silver-gold concentrate that is transported to custom smelters for processing and sale.  Metallurgical recoveries to produce the flotation concentrate to date are approximately 85% for silver and 72% for gold.  These recoveries are expected to remain relatively constant for the foreseeable future.

Projected Mine Life

The current reserves of 3.45Mt were estimated as of December 2011 and give a projected mine life through calendar year 2015.  The Company anticipates that the mine life will continue to be extended  by  (1) conversion of  the existing measured and indicated mineral resources to reserves and (2) through the ongoing exploration drilling (both from the surface and from within the mine) to add resource ounces, which may then be converted to reserves in the future.

Cash Dividends

Since August 2009, the Company has received cash dividends for its 40% interest in the Pallancata Mine in the following amounts:

August 13, 2009:	$1.2 million	April 29, 2011:	$26.0 million
November 16, 2009:	$6.4 million	September 9, 2011:	$16.0 million
February 15, 2010:	$10.0 million	December 22, 2011:	$12.0 million
June 28, 2010:	$6.0 million	May 15, 2012:	$12.0 million
December 28, 2010:	$20.0 million	July 16, 2012:	$6.0 million

The Company’s cash dividends to date total $115.7 million. The Company’s 40% share of the projected capital expenditures in calendar year 2012 is expected to be fully-funded by operational cash flow.

The Company uses an equity accounting basis to record its interest in the Pallancata Mine.

Contracts

The Pallancata Mine is operated by Hochschild’s wholly-owned subsidiary, Compañia Minera Ares S.A.C. (“Ares”), under the terms of the Joint Venture Agreement with the Company dated December 23, 2010.  The terms of the mining and processing of the Pallancata ore, together with the sale of the flotation concentrate to custom smelters in Canada, Germany and Taiwan, are all considered to be industry-competitive for this type of mine product.

There are no hedging or forward sales contracts currently in place or presently planned for the Company’s 40% share of the sale of metal products from the Pallancata Mine.

Environmental Considerations

Because ore from the Pallancata Mine is currently processed off-site at Hochschild’s Selene mill, Suyamarca (the joint venture company) is only required to post bonds and account for reclamation for the mining activities at Pallancata.  Costs for environmental bonds and reclamation were assessed upon government approval of the Mine Closure Plan and total $9.6 million on a 100% project basis.

Taxes and Royalties

Peruvian corporate income tax is levied at a rate of 30% on taxable income. In addition Workers Profit Share is levied at a rate of 8% on taxable income and is a deduction in computing income tax.

In 2004, Peru instituted a royalty on the sale of metals produced from mining operations in Peru. This royalty ranged between 1% and 3% depending on the gross level of sales and increased incrementally with sales. In September 2011, the government of Peru introduced a new structure for calculating the royalty payable on mining operations. The new royalty is the greater of 1% of sales or a sliding scale royalty, with the royalty rate applicable to each incremental operating profit class based upon the gross margin of the mine. Gross margin is sales revenue divided by operating profit. The royalty is calculated on a quarterly basis and may change based upon the gross margin and the operating profits of the mine in that quarter. The royalty rates and the applicable operating profit class are illustrated in the table below. The incremental royalty rate is applied to the gross profit allocated proportionally to each royalty rate class.  This allocation is done by dividing the operating profit by the operating margin to get an operating profit class for each percentage of tax.

Also in September of 2011, the government of Peru introduced a new special tax on mining operations, the Impuesto Especial a la Mineria (“IEM”), which is levied on mining companies in the production stage. The IEM is a progressive tax which increases as the gross operating profit percentage increases and is calculated in the same conceptual manner as the royalty. This tax increases incrementally from 2% to a maximum 8.4%. As with the royalty, the IEM is calculated quarterly. The table below illustrates the rate scale for both the royalty and IEM.

Operating profit Class	Royalty applicable Rate	IEM Applicable Rate
First 10%	1%	2.0%
10%-15%	1.75%	2.4%
15%-20%	2.5%	2.8%
20%-25%	3.25%	3.2%
25%-30%	4.0%	3.6%
30%-35%	4.75%	4.0%
35%-40%	5.5%	4.4%
40%-45%	6.25%	4.8%
45%-50%	7%	5.2%
50%-55%	7.75%	5.6%
55%-60%	8.5%	6.0%
60%-65%	9.25%	6.4%
65%-70%	10.0%	6.8%
70%-75%	10.75%	7.2%
75%-80%	11.5%	7.6%
80%-85%	12%	8.0%
85% plus	12%	8.4%

Future Work

Hochschild, as mine operator, will continue to optimize the existing Pallancata Mine schedule, together with undertaking additional drilling and underground development in order to convert mineralization currently in the measured and indicated resource categories into proven and probable reserves.  The 2012 mine plan calls for 28,000m of underground development to allow for the conversion of additional measured and indicated resources into proven and probable reserves.

Hochschild also continues to conduct a surface drilling program adjacent to known veins as well as at several exploration targets within four-to-five km of the Pallancata Mine in order to define additional resources. Since 2010, the Virgen del Carmen deposit, Rina deposit and Pallancata East deposit have all been put into production.  It is anticipated that other exploration targets that are currently being evaluated may form part of the year-end 2012 updated mineral resource estimates to be announced in the first quarter of 2013 and are expected to eventually add to the proven and probable reserves of the mine.

Inmaculada Property, Peru (40% interest)

Property Description and Location

The 40%-owned Inmaculada project is located in southern Peru within the Ayacucho Department at elevations between 3,900m and 4,800m, approximately 210 km southwest of Cuzco, 530 km southeast of Lima and approximately 25km southwest of the Pallancata Mine.

The project currently consists of 33 mineral concessions with a total area of 20,799 hectares (approximately 208 sq. km).  Eighteen of these concessions were originally claimed by Hochschild and the remaining 15 concessions were obtained by the Company through a wholly-owned Peruvian subsidiary.  The Company’s subsidiary has also signed two surface land use agreements with local communities.  In addition, the Company obtained an 870 hectare lease of surface ground for 25 years, which expires on November 24, 2034.

The principal mineral resources located to date are found in the Quellopata area of the Inmaculada property (specifically the “Angela Vein deposit”, as described below).

Acquisition of Concessions

The concessions which comprise the Inmaculada property were first located by Mitsui Mining Corporation (Mitsui) using the “old” Peruvian claim-staking system, by which claims were demarcated by reference to local topographic points.  In 1992, Peru adopted a new claim-staking system which uses UTM coordinates.  At that time, all pre-existing, mining concession corner points were converted to UTM coordinates.  Topographic surveys of the property boundaries were subsequently performed.

The Inmaculada property consists of 33 mining concessions with a total area of 20,799 hectares (208 sq.km km2).  Eighteen of these concessions (totalling 10,218 hectares) were originally held by Hochschild and its subsidiaries.  The remainder of the concessions were claimed by a subsidiary of the Company between 2007 and 2010.  In addition, 42 concessions totalling approximately 37,912 hectares (approximately 380 sq. km) have been staked since January 2012.  The concessions cover ground that lies between the Inmaculada property and the Pallancata Mine and are known as the “Zona Intermedia” claims.

Under the terms of a Letter Agreement dated January 8, 2007 (as amended), ownership of all concessions  was transferred to a new joint venture company, Minera Quellopata S.A.C. (“Quellopata”), owned initially as to 51% by the Company and 49% by Hochschild (see “Initial Joint Venture Agreement–Ventura and Hochschild”).  On December 23, 2010, the Company entered into a binding agreement to sell 11 percentage points of its 51% interest in the Inmaculada property, resulting in the Company’s interest being reduced to 40%, with Hochschild holding 60% (see “Final Inmaculada Joint Venture Agreement–The Company and Hochschild).  As part of this agreement, the Company and Hochschild subsequently integrated the Inmaculada project and related assets into Suyamarca, the joint venture company which owns and operates the Pallancata Mine and is owned jointly by the Company (40%) and Hochschild (60%), with Hochschild as the operator,  and the Quellopata joint venture company was subsequently dissolved.

Initial Joint Venture Agreement – Ventura and Hochschild

By the terms of a letter agreement between Ventura Gold Corp. (“Ventura”, which subsequently became a wholly-owned subsidiary of the Company) and Hochschild dated January 8, 2007 (as amended), Ventura acquired an initial 51% interest and the right to operate the Inmaculada property (“Inmaculada”) by fulfilling certain drilling and share issuance requirements during the initial earn-in period (the “Initial Earn-in Period”).  By April 15, 2009, all requirements had been met and Ventura acquired its 51% interest in Inmaculada.

In October 2009 the Quellopata joint venture company was incorporated in Peru, owned 51% by Ventura and 49% by Hochschild.

Pursuant to the letter agreement, Ventura elected to complete, at its sole expense, a feasibility study on the Inmaculada property within six years of September 27, 2007, in order to earn an additional 19% participating interest (for an aggregate 70% interest) in Quellopata and the Inmaculada property.

Following the Initial Earn-in Period, the letter agreement also required issuance of an additional 2,000,000 common shares of Ventura to Hochschild over a period of five years.  However, in January 2010 the Company completed the takeover of Ventura prior to the due date of the first share issuance and assumed responsibility for fulfilling the terms of the letter agreement. As a result, the Company was required to issue 200,000 common shares of the Company (based on the 10:1 share exchange ratio in the Ventura takeover) to Hochschild.

Final Inmaculada Joint Venture Agreement – The Company and Hochschild

On December 23, 2010, the Company signed a definitive joint venture agreement (the “Inmaculada Agreement”) with Hochschild to fast-track production at Inmaculada.  The Inmaculada Agreement was based on a Framework Agreement signed by the Company and Hochschild on October 12, 2010 and involved the Company transferring an 11% interest to Hochschild, resulting in the Company owning a 40% interest in Inmaculada and Hochschild owning a 60% interest. The principal terms of the Inmaculada Agreement are as follows:

A.
Hochschild paid $15 million in cash to the Company (plus Suyamarca refunded to the Company in August 2011 a further $2.65 million in IVA (Peruvian value-added tax) payments that were made previously by Ventura Peru).

B.	Hochschild made an equity investment in the Company of $20 million in the form of a private placement and 3.66 million common shares of the Company were issued to Hochschild on November 10, 2010.

C.
Hochschild is providing 100% of the initial $100 million of funding required to complete a feasibility study and the planning, development and construction of a mining operation at Inmaculada. Any subsequent required expenditures will be funded 60% by Hochschild and 40% by the Company.

D.
Hochschild is committed to building a mining operation at Inmaculada with a process capacity of 3,000 tonnes per day (unless the parties agree that such capacity is not optimal) by December 2013, subject to any unforeseen delays under “force majeure” conditions of the Inmaculada Agreement.

E.
If Hochschild fails to achieve the process capacity at Inmaculada by December 2013 (subject to any force majeure delays), then Hochschild must make quarterly pre-payments to the Company during the period of any delay based on the parties’ joint estimate of the Company’s 40% share of cash flows that would have been generated if production had started on schedule.

Upon commencement of commercial production, quarterly pre-payments will cease and pre-payments previously made to the Company will be repaid to Hochschild from 50% of any cash distributions or dividends payable to the Company in respect of the Inmaculada Mine until the pre-payments have been fully reimbursed to Hochschild.

F.
Hochschild is the operator of the project. Upon commencement of commercial production, Hochschild will charge the joint venture company a 7% management services fee based on the aggregate operating costs incurred by the joint venture during such mining operation.

G.	The 10% management fee previously charged by Hochschild for the Pallancata Mine was reduced to 7% effective January 1, 2011.

H.
A minimum of 20,000 meters of drilling per year for the first three years (the “Exploration Drilling Program”) must be carried out for evaluation of exploration targets outside of the main Angela Vein deposit. The Exploration Drilling Program will be funded 60% by Hochschild and 40% by the Company.

I.
The Company is no longer required to solely fund and complete a feasibility study at Inmaculada or to issue 200,000 common shares of the Company to Hochschild, since the initial letter agreement was terminated and replaced by the Inmaculada Agreement.

The Inmaculada assets were subsequently transferred from Quellopata to Suyamarca (also owner/operator of the Pallancata Mine), which is now also the operator of Inmaculada.  Also under the Inmaculada Agreement, the exploration stage Pacapausa property, which was previously owned 80% by Hochschild and 20% by the Company, as well as the exploration stage Puquiopata project  previously owned 100% by the Company, have now become part of the Suyamarca Joint Venture, owned  60% by Hochschild and 40% by the Company.  As a result of the foregoing actions, the Inmaculada project now forms part of a corporate joint venture, the corporate vehicle for which is Suyamarca, owning the Pallancata Mine, the Inmaculada development project, and the Pacapausa and Puquiopata exploration stage projects, all pursuant to the terms of the Inmaculada Agreement.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Inmaculada property is accessible from Lima by traveling south on the Pan-American highway to Nazca, then northeast to Iscahuaca via the Nazca-Cuzco highway, then southeast by dirt road from Iscahuaca to the Huanacmarca turn-off, and finally via dirt road through the small communities of Sauricay and Sorani.  The total driving time from Lima to the property is approximately 15.5 hours.

Alternatively, access can be gained by travelling west on the Nazca-Cuzco highway from Cuzco via Abancay and Chalhuanca, to Iscahuaca and following the same dirt roads to the project.  Travel time by road from Cuzco to Chalhuanca is about 5.5 hours followed by a further hour to Iscahuaca and 5.5 hours to the project.  Cuzco, a major tourist center and the gateway to Machu Picchu, is served by several daily jet flights from Lima.

The Inmaculada property is located in the high-altitude “Puna” region of Peru.  The elevation on the property is between 3,900 and 4,800m.  Surface topography is moderate to locally very steep.

Vegetation consists of sparse native grasses (ichu and pajonal).  The climate in the area is characteristic of the Puna, with rain and snow from December to March, followed by a dry season from April to September. Temperatures typically range from -5oC to 20oC.

Generally untrained personnel for the project are readily available from the nearby communities and have been used for various duties at the project. Peru has an adequate supply of university-educated geologists to manage the exploration program.

The Inmaculada property is located close to high tension power lines of the Electro Sur del Peru electric system, which reportedly can supply sufficient power for any mining operation. Conceptual level engineering studies have identified water sources and potential water storage facility locations near the Angela Vein deposit.

Exploration History

After work by Mitsui in the early 1990s, the Inmaculada property was sold to Hochschild, who performed the first significant technical studies on the property from 1998 to 2005, including regional mapping, detailed geological mapping and construction of an access road from the hamlet of Sauricay.  Hochschild also collected 2,168 rock chip samples and 186 soil samples from the Quellopata, Taranrunqui, and Minascucho-San Salvador target areas on the Inmaculada property.  In addition, geophysical surveys, consisting of magnetometer, Induced Polarization (“IP”)/Resistivity and Gradient IP were performed at the three principal target areas.  Core drilling was later carried out at Tararunqui (1,479m in 11 holes), Quellopata (7,188m in 31 holes) and Minascucho (440m in 2 holes).

In January 2007, Ventura signed the above-mentioned letter agreement with Hochschild and performed the following work during that year:

●	Rehabilitation of the access road to the camp and to the Quellopata and Minascucho mineralized areas
●	Camp construction
●	Detailed topographic surveys at Quellopata (the Angela Vein deposit)
●	Detailed geological mapping at Quellopata (1:500 scale at the Angela Vein deposit))
●	Rock chip sampling at the Angela Vein deposit (360 samples) and regionally (133 samples)
●	Core drilling at the Angela Vein deposit (15 holes totalling 2,901m)

In 2008, Ventura continued work at Inmaculada, completing the following:

●	Detailed topographic surveys of the Minascucho and San Salvador mineralized areas
●	Detailed geological mapping at Minascucho
●	Detailed geological mapping at San Salvador
●	Rock chip sampling at Minascucho and San Salvador
●	Soil sampling at Minascucho.
●	Geophysical (Magnetic) surveying at Minascucho and San Salvador
●	Geophysical (IP/Resistivity) surveying at Minascucho and San Salvador
●	Core drilling at Quellopata (39 holes totalling 10,25m)
●	Core drilling at Minascucho (7 holes totalling 1,460m)
●	Core drilling at San Salvador (3 holes totalling 450m)

Ventura drilled a total of 15,063m during 2007-08, thus completing the 15,000m drilling requirement for initial earn-in on the project and earning a 51% equity interest in the Inmaculada property.

Historical Production

There has been no historic commercial production from the Inmaculada property.  There are no historical waste dumps or tailings on the property.

Geological Setting

The Inmaculada project is located in the Cordillera Occidental of southern Peru (the western Andes), the site of Cenozoic to Recent volcanism.  The region is host to a number of epithermal gold and silver deposits of high, intermediate and low sulfidation types including: the Company and Hochschild’s Pallancata Mine and Hochschild’s Ares and Arcata Mines (all low sulfidation); Caylloma Mine  (intermediate sulfidation); and the Orcopampa, Shila, Paula, Selene, Suyckutambo, Chipmo, and Poracota deposits (all high sulfidation).

The oldest rocks within the property consist of Mesozoic clastic marine sediments of the Soraya Formation of probable Middle Cretaceous age.  The Soraya Formation consists of fine- to medium-grained sandstones and calcareous sandstones. Overlying the Soraya Formation are continental red beds of the Mara Formation, of probable Upper Cretaceous age.  The Mara Formation consists of thick-bedded siltstones, sandstones and conglomerates.

Both Mesozoic formations outcrop in the vicinity of the Minascucho and San Salvador mineralized areas.  At these locations, the Mesozoic rocks are unconformably overlain by volcanic rocks of the Tacaza Group of Tertiary (middle Oligocene) age (30 million years), which reach a thickness of 600m to 800 m.  The known mineral occurrences within the Inmaculada property are all hosted by the Tacaza Group volcanic rocks.

The Tacaza sequence consists of a thin, basal unit of rhyodacitic lapilli tuff, overlain by a thick sequence of andesitic flows, breccias and tuffs.  Some local epiclastic sediments also occur intercalated within the andesites.  Small stocks and dykes of andesitic composition are found within the Mesozoic basement at Minascucho and San Salvador.  These likely represent the feeders to the more voluminous flows and breccias.  Small rhyolite domes, emplaced within Tacaza Group andesites, outcrop in the southwestern portion of Minascucho and at Tararunqui.

At Minascucho and San Salvador, the uppermost portions of the Tacaza Group are represented by laminated sandstones, tuffaceous sandstones and conglomerates which were deposited in a lacustrine environment, within a graben-like setting (the Minascucho Graben).  The lacustrine sediments attain a thickness of approximately 40 m.  Similar types of sediments of lacustrine origin also occur in the southwest corner of the Quellopata area.

Geology of the Quellopata Vein System

The Angela Vein deposit (“Angela Vein”) is the current focus of the exploration and development efforts at the  Inmaculada property.  The Quellopata area, which hosts the Angela Vein, is underlain by intercalated andesitic lavas and breccias of the Tacaza Formation. The andesites are greenish to purplish in color and porphyritic. The breccias appear to be autochthonous.  Up to four lava flows have been delineated at Quellopata and are intercalated with volcaniclastic breccias that consist of andesite clasts within an andesitic groundmass.

Northwest trending, southeast dipping faults are the oldest structures at Quellopata and host the eight veins known as Angela, Roxana, Martha, Teresa, Lourdes, Shakira, Juliana and Lucy.  Relative displacements of marker horizons in cross-sections constructed from core logging and surface mapping, suggest that these structures are normal faults. These faults appear to have been active at various times, as evidenced by repeated brecciation of the fault breccia which makes up a portion of the mineralization (along with vein and stockwork types).  Both northeast trending and east-west trending structures occur at Quellopata. East-west trending, south dipping faults appear to displace the earlier vein structures. Where offsets have been observed in surface mapping, the apparent displacement is sinistral.

Four new quartz veins were identified in 2009 to the southeast of Quellopata, namely the Organa, Marina, Verónica and Rebeca veins, located 650 m to the southeast of Quellopata’s veins. The veins trend to the northeast-east with azimuths ranging from 050 to 070° and dip steeply to the southeast.

Deposit Type

The veins at the Inmaculada property comprise epithermal, low-sulfidation, bonanza-type, mineralized veins.  These types of deposit form at shallow depths below the surface (typically less than 1 to 1.5 km and often less than 400 m) from rising, hydrothermal fluids, under boiling conditions.  Examples of this type of mineralization include the Ken Snyder vein in Nevada, the Pallancata, Ares and Arcata veins in southern Peru, El Peñon in Chile and the Hishikari veins in Japan.

The fluids are often sourced from porphyry deposits but may travel some distance (kilometers) before being deposited.   Deposition often occurs as a result of mineralized fluids mixing with ground water where the deposition of metals can occur in or near the boiling zones.  However, the deposition of silica can occur over a considerable depth extent.

Mineralization

Target vein structures at Inmaculada are hosted in Tertiary-age volcanic rocks and are associated with several episodes of mineralization.  The mineralization represents a low-sulfidation epithermal system. Gold and silver mineralization is present primarily in quartz veins and stockworks.

The Angela Vein exhibits two generations of mineralization: an early lead-zinc event and a later gold-silver event.  The early mineralization consists of white quartz veinlets with sphalerite, galena, pyrite and argentite (minor).  These veinlets form a broad, low-grade envelope (0.2% to 1.0% lead and zinc) surrounding and overlapping the Angela Vein.  The second mineralizing event is the most important economically and consists of a white chalcedony vein with associated breccia and stockworks.

The Angela Vein is composed of a gangue of white chalcedony, quartz, calcite (minor), smectite and illite.  Pseudomorphic quartz-after-calcite textures and colloform banding, both indicative of boiling, are common in the vein.  Metallic minerals, which rarely constitute more than 1% of the vein, occur as disseminations and colloform banding, and consist of pyrite, marcasite, argentite, pyrargyrite, chalcopyrite, sphalerite and electrum.

The andesitic wall rock surrounding the Angela Vein is altered to a propylitic assemblage consisting of smectite, chlorite and disseminated pyrite.  Quartz stockworks, some containing significant quantities of base metals, are common in the wall rock adjacent to the vein.

The Angela Vein strikes northeasterly (050º), dips steeply to the southeast (60º to 90º) and is exposed on surface along a strike length of 700m.  It has been identified under volcanic cover for an additional 1,900 m by the ongoing exploration drill program.  The vein ranges in thickness from 0.5m to 11.0m and averages approximately 6.0m.

Drilling

Hochschild’s Initial Drilling

During the period between 1998 and 2005, Hochschild drilled a total of 44 core holes totalling approximately 9,100m at Inmaculada.  The drilling was performed at Tararunqui (1,479m in 11 holes), Quellopata/Angela Vein (7,188m in 31 holes) and Minascucho (440m in 2 holes). Initial results were generally discouraging with usually sub-economic results being returned from the vein samples.

Ventura Drilling

Ventura commenced its initial drilling program in 2007, which comprised 15 core holes totalling 2,901m.  The first drilling campaign was focused on initial testing of the Angela Vein to the northeast of Hochschild’s previous drilling, with minor drilling on the Shakira, Martha, Teresa and Lourdes Veins.

Encouraging results were quickly obtained where the Angela Vein strikes northeast underneath a ridge of higher ground and its surface expression is weak and discontinuous.  Assay results from this drill program included 5.0m (estimated true width) at 6.3 g/t gold and 166 g/t silver and 3.7m at 9.3 g/t gold and 476 g/t silver.

Available evidence suggests that the surface expression of the Angela Vein is above the boiling level of the epithermal system and only weak opalescent quartz is present.  Gold deposition in low-sulfidation epithermal systems tends to be controlled by boiling or flashing to steam and gold deposition above the boiling level is generally weak.  Ventura geologists recognized this possibility and successfully tested the theory by defining a higher-grade, potentially economic mineralized zone (“shoot”) of gold-silver mineralization at depth during this early drilling program.

Based on the encouraging initial drill results, a second drill campaign was initiated by Ventura in 2008, during which 10,252m in 39 holes were drilled, all on the Angela Vein.  A drill pattern, which incorporated a nominal separation between holes of 100m horizontally along strike and between 50m and 100m vertically (down dip), was employed to test a strike length of 1.0 km, over a vertical distance of approximately 200m.

In total, 13,153m in 54 core holes were drilled at the Angela Vein deposit during the first two drill campaigns and provided sufficient drill spacing for a resource estimate to be calculated (see “Historic Resource and Reserve Estimates-Micon Resource Estimate-February 2009” below for further details).

In August 2009, Ventura announced results for an additional seven core holes totalling 3,073m which extended the Angela Vein deposit’s then-known strike length to more than 1,100m and its depth up to 460m below surface.

The Company’s Drilling

On January 19, 2010, the Company announced results of an additional drill program on the Angela Vein.  The drilling was carried out by Ventura during 2009, but assay results were not available for Ventura’s final 26 drill holes until after the Company had completed its takeover of Ventura (on January 12, 2010).

The drill results for the 26 drill holes (totalling 11,359m) demonstrated further continuity in grade and vein width along the Angela Vein and extended its strike length to more than 1,400m.  Based on the additional information provided by the 2009 drilling program, the Company reported an updated mineral resource estimate for the Angela Vein on February 3, 2010 (see “Historic Resource and Reserve Estimates-The Company’s Resource Estimate-February 2010” below for further details).

Three core rigs were used by the Company at Inmaculada following its acquisition of Ventura and by the end of July, 2010, the Company had announced assay results for another 81 core drill holes totalling 24,982m. The drill programs utilized HQ-diameter rods (63.5mm core diameter) up to a depth of 250m and NQ-diameter rods (47.6mm core diameter) from 250m to the bottom of the drill hole.

A grand total of 168 core drill holes comprising 52,567m were completed by Ventura and the Company from 2007 to mid-2010.

Hochschild’s  Drilling

During 2011 (following the signing of the Inmaculada Agreement in December 2010), Hochschild carried out infill drilling on the Angela Vein with a total of 4,520m in 12 core drill holes. In addition, resource delineation drilling of the Angela Vein totalled 20,984m in 69 drill holes, and brownfield drilling was carried out on the Angela SW, Shakira, Martha, Theresa, Juliana, Jimenas and Nia veins, with a total of 5,043m drilled in 14 core drill holes.

At the same time geotechnical core and reverse circulation drilling was performed as part of Hochschild’s requirement to complete a feasibility study and  comprised drilling of the proposed locations for the tailings dam, waste dump and raw water dam.  Geo-mechanical drilling was also completed along the hanging wall and footwall strikes of the Angela Vein. This drilling totalled 4,782 m in 49 holes (46 core drill holes and 3 reverse circulation drill holes).

From January through August, 2012, Hochschild has completed additional infill drilling on the Angela Vein with a total of 1,206m in 4 core drill holes.  Resource delineation has also continued at the Angela Vein and comprises 59 drill holes totalling 19,256m to date.  Thus far, 2012 brownfield drilling comprises 8 core holes totalling 3,096m, and 3 exploration drill holes totalling 1,433m have also been completed.

Sampling, Assaying and Data Verification

All drill core was logged, sampled, photographed and stored in a secure location, monitored 24 hours by armed security guards.  Core was split on site by Company (and now Hochschild) personnel,  using a diamond saw, and one half of the core was retained on site and the remainder sent by road under the supervision of the Company’s field and security staff to an independent sample preparation facility in Lima.

Core sampling intervals used were based on a maximum core length of 2.0m, with geological or mineralized contacts being used to define shorter sample lengths, down to a minimum of 0.25m.  Barren rock outside of the target zones was typically not sampled.

Drill samples were sent to SGS-Lima and were processed through a sample tracking system that is an integral part of that company’s Laboratory Information Management System (LIMS). This system utilizes bar coding and scanning technology that provides complete chain-of-custody records for every stage in the sample preparation and analytical process and limits the potential for sample switches and transcription errors.

After receipt and logging into the LIMS system, the drill samples were dried in a large oven at 105oC
(70ºC if the samples were to be sent for mercury analysis).  Samples were then crushed to 95% passing -10 mesh (1.7 mm). A 250 gram subsample of the crushed material was then pulverized to 95% passing -140 mesh (106 micron). The sample preparation equipment was cleaned with barren cleaning material between sample preparation batches and, where necessary, between highly mineralized samples. Sample preparation stations were also equipped with dust extraction systems to reduce the risk of sample contamination. Pulps and coarse rejects from the prepared samples were returned to the Company and stored in a secure warehouse in Lima for future reference.

One “blind” standard of known silver and gold contents, or a “blank” with no silver or gold content, was inserted for approximately every 10 samples for quality control purposes. Duplicate analyses of the significant mineralized intervals were routinely re-analyzed by a second independent laboratory in Lima. All standards and duplicates showed excellent reproducibility.

Metallurgical Testing

Ventura began preliminary metallurgical testing in 2009.  The work was conducted by McClelland Laboratories in Reno Nevada and included:

●	Determination of standard “Bond” grinding and abrasion indices;
●	Response to whole ore cyanidation (heap and agitation leaching);
●	Response to flotation to produce concentrate for third party processing; and
●	Rougher concentrate and tailings response to cyanidation.

Based on the test results, heap leaching was dropped from further evaluation as a primary process alternative.  In addition, the possibility of using the Selene facility was no longer considered, based on the fact that the Inmaculada deposit had reached sufficient size to justify a stand-alone processing facility.

Upon commencement of a full feasibility study at the Inmaculada Project (see “Hochschild Feasibility Study- January 11, 2012” below for further details), Hochschild initiated a comprehensive metallurgical test program in May 2011, which was carried out by Ammtec in Perth, Australia under the supervision of Ausenco Peru S.A.C. (“Ausenco”), the independent firm which conducted the feasibility study.

For the purposes of selecting metallurgical samples, the Angela Vein was divided into three zones or domains along the strike of the vein. The first domain represented the upper zone of the vein, with the third domain representing ore at the deepest section of the vein. Samples of ¼ core and ½ core were selected from these domains to represent a bulk composite of the material in each domain.  In addition, variability samples were selected to provide an understanding of the change in ore characteristics spatially within the deposits and determine any potential impact on the metallurgical response of these ores.

The program included testwork to establish:

●	Mineralogy;
●	Comminution characteristics of the three domain composites;
●	Gravity recovery;
●	Whole ore cyanidation;
●	Oxygen uptake;
●	Rheology;
●	Thickening and vacuum filtration of tailings; and
●	Cyanide detoxification.

All three domain composites responded well to direct whole ore cyanidation with average extractions of gold and silver being 98% and 92% respectively. The recovery of gold and silver was sensitive to the grind size and cyanide concentration. A grind size 80% passing (P80) 50 µm and cyanide concentration of 1,500 ppm were selected for the design. Other factors that resulted in improved precious metal leaching kinetics were the use of oxygen sparging and the addition of lead nitrate.

Metallurgical recoveries were estimated based on all tests completed at the selected optimum leach conditions. The recoveries used in the feasibility study for both reserve estimations and the project financial analysis were 95.6% and 90.6% for gold and silver respectively. These results represented an average across the complete Angela Vein and included reductions of 0.8% and 0.4% for gold and silver respectively to account for scale-up and solution losses.

The following optimum leaching conditions were selected based on the Ammtec testwork campaign:

●	Grind size of 80% passing (P80) 50 micron;
●	100 g/t of lead nitrate addition;
●	Increased pulp dissolved oxygen concentration through oxygen sparging;
●	Initial free cyanide concentration in the leach solution of 1,500 ppm;
●	96 hours of leach residence time; and
●	Pulp pH of 11.

In addition, it was found that leached ore could be thickened to allow solid liquid separation and the recovery of pregnant leach solution. The thickened residue could then be filtered using standard disk filters to provide paste backfill for the mine.

Historic Mineral Resource Estimates and Technical Reports

Micon Resource Estimate - February 2009

On February 27, 2009 (as amended on March 26, 2009), Micon International Limited (“Micon”) completed an independent mineral resource estimate for the Angela Vein deposit at the Inmaculada property (the “Micon Report”). Using the available data, Micon was able to create a coherent geological model based on the 100m spaced drilling.  Micon concluded the model was reasonably consistent from section to section and lent sufficient confidence to estimate an inferred mineral resource comprising 3.7 Mt at 4.0 g/t gold and 139 g/t silver, containing 483,000 ozs of gold and 16.6 million ozs of silver.  Inferred resources were based on uncut grades.  The inferred silver and gold resources were not mineral reserves and did not have demonstrated economic viability.

The Company’s Resource Estimate - February 2010

On February 3, 2010, the Company reported an updated mineral resource estimate for the Inmaculada project. The new resource estimate, which included indicated resources for the first time, demonstrated a significant increase in both the confidence level of the resource estimate and the overall gold and silver content of the Angela Vein deposit from the previously-reported inferred mineral resource estimate published in the Micon report.

At a cut-off grade of 3.0 g/t gold equivalent, the indicated resource estimate for the Angela Vein deposit (on a 100% project basis) comprised 1.2 Mt at 3.9 g/t gold and 122 g/t silver, containing 154,000 ozs of gold and 4.9 million ozs of silver.  The inferred resource estimate was an additional 4.7 Mt at 3.4 g/t gold and 147 g/t silver, containing 512,000 ozs of gold and 22.1 million ozs of silver.  The mineral resource estimates were not mineral reserves and did not have economic viability.

The Company’s Updated Resource Estimate and Scoping Study - September 2010

On September 9, 2010, the Company announced the results of an updated, increased mineral resource estimate for the Angela Vein deposit at the Inmaculada project and an independent preliminary economic assessment (“scoping study”).  The independent scoping study was overseen by P & E Mining Consultants, Inc., with FSS Canada being responsible for the updated resource estimate.

The updated resource estimate(on a 100% project basis) comprised measured and indicated resources of 3.8 Mt at an average grade of 4.3 g/t gold and 129 g/t silver containing approximately 532,000 ozs of gold and 15.8 million ozs of silver.  Inferred resources were estimated at an additional 4.4 Mt at 4.6 g/t gold and 200 g/t silver, containing approximately 645,000 ozs of gold and 28.3 million ozs of silver.  The resource estimate was reported at a cut-off grade of 3.0 g/t gold equivalent (using a silver to gold ratio of 60:1), which approximated the cut-off grade for the underground mining and flotation process option selected for the Angela Vein deposit in the scoping study, using base-case  prices of $1,000/oz gold and $17.00/oz silver.

Results of the scoping study indicated that at base-case gold and silver prices of $1,000/oz and $17.00/oz respectively and a 3,000 tpd throughput, an underground mining project could return a pre-tax non-discounted cash flow of approximately $660 million based on the scoping study’s conceptual diluted mine production of 8.0 Mt at an average grade of 3.8 g/t gold and 137 g/t silver.

Following the issuance of the updated mineral resource estimate and the results of the preliminary economic assessment study, the Company filed a NI 43-101 compliant Technical Report on SEDAR on October 25, 2010.  The report was prepared by P&E Mining Consultants Inc. (“P&E Mining”) of Brampton, Ontario, Canada and was titled “Technical Report and Preliminary Economic Assessment on the Angela Vein, Inmaculada Property, Ayacucho, Southern Peru”.

Hochschild’s Resource Estimate - February 2011

In February 2011, an updated mineral resource estimate was completed by Hochschild and classified in accordance with CIM guidelines.  The mineral resource estimate was based on the results of 240 core drill holes totalling approximately 71,000m, which defined a strike length for the Angela Vein mineralization of approximately 2 km and a vertical extent over 300m.  The updated resource estimate was calculated at a 3.0 g/t gold equivalent cut-off grade (using a silver to gold ratio of 60:1) and base-case prices of $900/oz gold and $15.00/oz silver.  The updated resource (on a 100% project basis) comprised measured and indicated resources of 4.75 Mt at an average grade of 5.2 g/t gold and 186 g/t silver containing approximately 795,000 ozs of gold and 28.3 million ozs of silver.  Inferred resources were estimated at an additional 2.65 Mt at 6.1 g/t gold and 247 g/t silver, containing approximately 521,000 ozs of gold and 21.0 million ozs of silver.

Hochschild Feasibility Study - January 11, 2012

In January 2012, the Company published a NI 43-101 technical report based on the results of Hochschild’s feasibility study on the Inmaculada property which was titled “Inmaculada Project, Peru Technical Report on the Feasibility Study” (the Inmaculada Report”).   The technical information below is principally summarized from the Inmaculada Report.  The report was SEDAR-filed on January 11, 2012.

Mineral Resource Estimate

As part of the feasibility study, an updated mineral resource estimate for the Inmaculada project was calculated by R. Mohan Srivastava (P.Geo), an independent consultant and Qualified Person, with an effective date of January 11th, 2012.   The updated resource estimate comprised measured and indicated resources of 7.1Mt at an average grade of 4.1 g/t gold and 144 g/t silver containing 930,000 ounces of gold and 32.8M ounces of silver.  The updated resource estimate was calculated at a 1.5 g/t gold equivalent cut-off grade (using a silver to gold ratio of 60:1).   In addition, inferred resources were estimated at 4.9Mt at an average grade of 3.9 g/t gold and 152 g/t silver containing 620,000 ounces of gold and 24.2M ounces of silver.  Details are shown in the table below.

Inmaculada - Estimated Mineral Resources at a Cut-off Grade of 1.5g/t Gold Equivalent (100% project basis)

Resource Estimate Category	Tonnes (millions)	Gold Grade (g/t )	Silver Grade (g/t)	Contained Ounces
				Gold	Silver	Gold Equivalent
Measured	3.28	4.10	128	430,000	13,500,000	655,000
Indicated	3.78	4.05	159	490,000	19,300,000	812,000
Measured and Indicated	7.07	4.07	144	930,000	32,800,000	1,477,000
Inferred	4.94	3.91	152	620,000	24,200,000	1,023,000

1)	Numbers are rounded to reflect the precision of a resource estimate.
2)	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
3)	Gold equivalent ounces are estimated for mineral resources using a 60:1 silver to gold ratio.
4)
To limit the influence of individual high-grade samples, grade capping was used. Gold assay grades were capped at 100 g/t and silver grades were capped at 5,000 g/t for the Angela vein which contributes 95% of the measured and indicated tonnage and 97% of the gold equivalent ounces. Minor veins were capped at variable values ranging from 5 g/t to 50 g/t gold and 500 g/t to 1,250 g/t silver.

5)	An estimated dry bulk density of 2.51 tonnes per cubic meter was used for all mineralized rocks.
6)	The grades were interpolated using the “Ordinary Kriging” estimation technique.
7)	Descriptions of parameters to determine “Measured”, “Indicated” and “Inferred” resources are provided below.
8)	The contained metal estimates remain subject to factors such as mining dilution and losses and process recovery losses.
9)
The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM),Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council November 27, 2010.

Resource Estimation Methodology

The ordinary kriging method utilized a search ellipse that considered only those nearby drill hole samples that fell within the vein wireframe. The search ellipse had a radius equal to the range of the variogram (110m) in the strike and dip directions of the vein, and had a width equal to the full vein width perpendicular to the vein. An octant search was used to limit the effects of sample clustering, looking perpendicular to the vein at the 110m circular projection of the search ellipse. Within each octant, only the closest four samples were retained for estimation. A block size of 10×10×2m was used. The volume and tonnage of the vein material within each block was calculated so that the estimated grades are correctly applied to partial blocks.

The estimation of grade used the actual capped drill-hole assays; no compositing was performed. Once the ordinary kriging weights had been calculated, these weights were multiplied by the assay length and then re-normalized to sum to one. This technique ensures that variable sample length in drill core samples is correctly accounted for in grade estimation.

Resource classification was based on three criteria: 1) Distance to the nearest assay sample, 2) Number of octants with data, and 3) Number of different drill-holes. Below are the principal criteria for each resource category:

●	Measured resources have (a) blocks within 25m of a drill-hole sample and (b) samples closer than 110m (the variogram range) in at least four octants.

●	Indicated resources have (a) blocks that are within 40m of a drill-hole sample and (b) samples closer than 110m (the variogram range) in at least four octants.

●
Inferred resources have blocks that are within 110m (the variogram range) of a drill-hole sample. This criterion was extended in the sparsely-drilled minor veins to classify the interpreted structures, whilst assigning them the lowest level of confidence.

Mineral Reserve Estimate

In addition, a mineral reserve estimate for Inmaculada was calculated by Angel Mondragon MAusIMM(CP), an independent consultant and qualified person, with an Effective Date of January 11, 2012. The reserve estimation comprised proven and probable reserves of 7.8Mt at an average grade of 3.4 g/t gold and 120 g/t silver containing 845,000 ounces of gold and 30.1M ounces of silver.  The reserve estimate was calculated at a 2.3 g/t gold equivalent cut-off grade (using a silver to gold ratio of 60:1).  Details of the estimated proven and probable mineral reserves are shown in the table below.

Inmaculada - Estimated Mineral Reserves at a Cut-off Grade of 2.3 g/t Gold Equivalent (100% Project Basis)

Reserve Estimate Category	Tonnes (millions)	Gold Grade (g/t )	Silver Grade (g/t)	Contained Ounces
				Gold	Silver	Gold Equivalent
Proven	3.844	3.40	106	421,000	13,125,000	640,000
Probable	3.958	3.33	134	424,000	17,796,000	707,000
Proven and Probable	7.801	3.37	120	845,000	30,140,000	1,347,000

1)	Numbers are rounded to reflect the precision of a reserve estimate.
2)	Gold equivalent ounces are estimated for mineral reserves using 60:1 silver to gold ratio.
3)
The contained metal estimates include approximately 30% mining dilution for sub-level stoping areas, 25% mining dilution for cut-and-fill areas and a 3% ore loss factor, but remain subject to process recovery losses.  Dilution has been included with a grade of 0.3 g/t gold and 11 g/t silver.

4)
The mineral reserves were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 27, 2010.

5)
The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the validity of these reserve estimates.

Feasibility Study Details - 100% Project Basis

The Inmaculada feasibility study was overseen by the independent engineering firm, Ausenco Peru, of Lima, Peru (Qualified Person, Clint Donkin MAusIMM(CP)). Details of the study on a 100% project basis are shown in the table below.

Inmaculada - Feasibility Study Data (all in US Dollars, 100% project basis)

Item	Units
Base Case gold price	$ per ounce	$1100
Base Case silver Price	$ per ounce	$18
Initial Mine life	years	6.3
Average annual gold production	ounces/year	124,000

Average annual silver production	ounces/year	4,204,000
Average annual gold equiv. production4	ounces/year	194,000
Life-of-mine gold production	ounces	783,000
Life-of-mine silver production	ounces	26,488,000
Life-of-mine gold equiv. production4	ounces	1,220,000
Plant processing rate (3,500 tpd)	tonnes/year	1,260,000
Metallurgical recovery – gold	%	95.6%
Metallurgical recovery – silver	%	90.6%
Initial capital 2	$ millions	$315
Direct site costs 3	per tonne processed	$74
Direct site costs3, 5	per ounce Au (with Ag credit)	$133
Total cash operating costs3,5, 6	per ounce Au (with Ag credit)	$172
IRR pre-tax/post-tax	%	18% / 12%
Pre-tax /post-tax cash flow (non-discounted)	$ millions	$323 / $194
Pre-tax/post-tax NPV, 5% discount rate	$ millions	$181 / $90
Pre-tax/post-tax NPV, 8% discount rate	$ millions	$120 / $46

1)
The Company owns a 40% interest in the Inmaculada project. Under the joint venture agreement signed between the Company and Hochschild, in December 2010, Hochschild must contribute the first $100 million of feasibility study, project development and capital costs with subsequent costs funded 60% by Hochschild and 40% by the Company. Hochschild will receive a 7% management fee as operator of Inmaculada.  The table above does not consider the impact of these agreement terms. The Company’s attributable cash flow and project economics are shown separately below in the section “The Company’s 40% Attributable Production and Economic Parameters”.

2)	Initial capital includes $25 million in contingency allowance and is based on Q4 2011 estimates. No escalation factors have been applied.
3)
Direct site costs include mining, processing and mine administration. Total cash operating costs include direct site costs plus estimates of refining charges and government royalty (but do not include workers profit sharing which is 8% of net income).

4)	Gold equivalent (“gold equiv.”) numbers are estimated using a silver-to-gold ratio of 60:1 calculated by using the ratio of the base case metal prices.
5)	By-product accounting subtracts the revenue generated by silver from the total operating costs to determine the cost per ounce of gold.
6)	For comparative purposes, if the Company had selected co-product accounting, the resulting total cash operating costs are estimated to be $502/oz for gold and $8.20/oz for silver.

Inmaculada – Pre-tax Sensitivity Analysis to Metal Prices (100% Project, base-case in bold)

	Gold Price/Silver Price ($/oz)
Category	$900/ $15.00	$1,100/ $18.00	$1,300/ $21.00	$1,500/ $25.00	$1,700/ $28.00	$1,900/ $31.00
IRR	5%	18%	28%	38%	46%	53%
Cash Flow ($ millions)	$88	$323	$559	$821	$1,057	$1,292
NPV 5% ($ miillions)	$6	$181	$356	$551	$726	$901
NPV 8% ($ millions)	($28)	$120	$268	$433	$581	$729

1)      On a 100% project basis, Inmaculada is most sensitive to revenue parameters and less sensitive to costs.

The Company’s 40% Attributable Production and Economic Parameters

Under the joint venture agreement between the Company and Hochschild, Hochschild is required to contribute the first $100 million in feasibility study and development and capital costs for the Inmaculada project before the partners commence funding proportionally. Based on expenditures by Hochschild to date, the Company anticipates that its initial funding of the estimated capital cost of Inmaculada will commence during the final quarter of calendar year 2012.  In addition, Hochschild, as mine operator, will receive a management fee calculated at 7% of the mine operating costs to be paid by the Suyamarca joint venture company.

The table below shows the Company’s attributable production and economic parameters for Inmaculada based on the terms of the joint venture agreement with Hochschild.

Inmaculada – The Company’s 40% Attributable Production and Economic Parameters

Item	Units
Average annual gold production	ounces/year	49,600
Average annual silver production	ounces/year	1,682,000
Average annual gold equiv. production2	ounces/year	78,000
Life-of-mine gold production	ounces	313,000
Life-of-mine silver production	ounces	10,600,000
Life-of-mine gold equiv. production2	ounces	488,000
Initial capital	$ millions	$91
Direct site costs1	per tonne processed	$74
Direct site costs1,3	per ounce Au (with Ag credit)	$133
Total cash operating costs1,3,4	per ounce Au (with Ag credit)	$262
IRR Pre-tax/post-tax	%	26% / 21%
Pre-tax /post-tax cash flow (non-discounted)	$ millions	$136 / $95
Pre-tax/post-tax NPV, 5% discount rate	$ millions	$85 / $57
Pre-tax/post-tax NPV, 8% discount rate	$ millions	$63 / $40

1)
Direct site costs include mining, processing and mine administration. Total cash operating costs include direct site costs plus estimates of the management fee, refining charges and government royalty (but do not include workers profit sharing which is 8% of net income).

2)	Gold equivalents are estimated using a silver-to-gold ratio of 60:1 calculated by using the ratio of the base case metal prices.
3)	By-product accounting subtracts the revenue generated by silver from the total operating costs to determine the cost per ounce of gold.
4)	For comparative purposes, if the Company had selected co-product accounting, the resulting cash operating costs would be $560/oz for gold and $9.15/oz for silver.

Sensitivities to gold and silver prices based on the Company’s attributable production and economic parameters are shown in the table below.

Inmaculada – Pre-tax Sensitivity Analyses Attributable to the Company’s Production (base-case in bold)

	Gold Price/Silver Price ($/oz)
Category	$900/ $15.00	$1,100/ $18.00	$1,300/ $21.00	$1,500/ $25.00	$1,700/ $28.00	$1,900/ $31.00
IRR	9%	26%	40%	55%	67%	78%
Cash Flow ($ millions)	$42	$136	$231	$335	$429	$523
NPV 5% ($ millions)	$15	$85	$155	$233	$302	$372
NPV 8% ($ millions)	$3	$63	$122	$188	$247	$306

Mining

The underground mining method for Inmaculada will comprise a combination of Sub-Level Stoping (“SLS”) and Cut-and-Fill (“CF”) based on geotechnical rock conditions and vein width, which ranges from 3m to15m with an average of approximate 6.5m. The CF will account for 55% of the life-of-mine production while the SLS will generate the remaining 45%. In-mine truck haulage will deliver ore to a surface primary crusher located near the mine portal. Crushed material will then be delivered to the process plant by conveyor belt.

Mine Design

Based on geotechnical rock conditions and orebody geometry (vein width and dip angle) two highly mechanized mining methods were selected:  CF and SLS. The SLS was selected for the better rock conditions, wider veins and near vertical dip angles with sub-levels developed at 9m vertical intervals to limit hanging wall exposure, drill hole deviation and dilution. The CF method was selected generally for weaker ground, narrower veins and lower dip angles; accesses to the vein will be developed at 12.5m vertical intervals. Both methods will use cemented backfill. The 2-km long Angela vein has good continuity and sufficient height to allow a number of simultaneous mining sections to ensure a production of 3,500 tpd (higher than the 3,000 tpd level originally envisaged prior to completing the feasibility study). A robust mine infrastructure has been designed to handle development and production material, ventilation, backfill, ore transfers and water handling.

Processing

The process flowsheet includes primary crushing, semi-autogenous and ball mill grinding and classification to 80% passing 50 microns (approximately 275 mesh) followed by cyanide leaching for 96 hours. After countercurrent decantation to recover pregnant solution the leached tailings will be treated to destroy residual cyanide and used, as required, for stope backfill in the mine. Tailings not returned underground will be transferred to a lined impoundment adjacent to the plant. Pregnant leach solution will be clarified and de-aerated prior to precipitation of gold and silver with zinc dust. Precipitates will be dried and smelted on-site to produce doré bars containing gold, silver and minor impurities, for shipment to a third party refinery.

Environmental and Social Considerations

Suyamarca contracted SVS Ingenieros S.A.C. to prepare an Environmental Impact Study (“EIS”) for the Inmaculada project. Baseline studies were completed to describe the natural and social environment associated with the project. This information was then processed and analyzed. Potential environmental and social impacts of the project were determined. This analysis allowed the establishment of the project’s direct and indirect areas of social and environmental influence as well as the development of the project’s environmental management plan. The identification and evaluation of potential foreseeable environmental impacts (positive and negative) of the project, in its different stages, comprised the systematic analysis of the projects insertion into the environment and the expected response of the environment to the project.

Based on the results, control and mitigation measures were identified in an environmental management plan, including monitoring plans that complies with current environmental regulations in Peru and the environmental policy of Suyamarca.

The EIS was submitted to the Ministry of Energy and Mines (MINEM) in September 2011.  Public hearings were held on December 15, 2011 and the MINEM then had a period of one month to prepare a list of questions that were based on the issues discussed at the hearing, the submissions of villagers and the ministry’s own technical questions.  Approximately 80 questions were presented to Suyamarca and all were successfully responded to.  In August 2012, Suyamarca amended its original EIS plan to include designs for part of the proposed electrical lines for the project.  The MINEM has indicated that final review of the permit for both the mine and the electric lines should be complete by October 2012.  Suyamarca anticipates that the EIS should be approved sometime before the end of 2012 or in early 2013.

Future Work

Based on receipt of the positive feasibility study in January 2012, the Board of Directors of Hochschild and the Company both gave approval for mine construction. Since January, Hochschild has (i) completed engineering studies, (ii) granted EPC contracts for construction of the processing plant and tailings dam, (iii) granted a contract for the construction of the power-line and (iv) begun main equipment procurement for the mine. Subject to approval of the EIS and ongoing permitting, production is scheduled to commence in December 2013.    Hochschild is also conducting exploration drilling on other targets in the Inmaculada property area.

PRINCIPAL PROPERTIES – NEVADA, U.S.A.

Goldfield Property, Nevada – (100% interest)

Property Description and Location

The Goldfield Project is located near the historic gold mining town of Goldfield, approximately 180 miles (290 km) northwest of Las Vegas, Nevada, and 260 miles (420 km) southeast of Reno, Nevada, along Highway 95. The famous historical mining town of Tonopah is located approximately 30 miles (48 km) north of Goldfield, also on Highway 95.

The Goldfield project currently comprises over 33 square miles (86 sq. km) with three principal target areas:

●	Goldfield Main: Located approximately 0.5 miles (0.8 km) east of the main highway
●	McMahon Ridge: Located approximately 2.5 miles (4 km) northeast of Goldfield
●	Gemfield: Located approximately 1.5 miles (2.4 km) north of Goldfield and straddling Highway 95.

The Property is located within portions of 56 sections of land within the following Townships and Ranges: Township 2 South, Range 42 East; Township 3 South, Range 42 East; Township 2 South, Range 43 East; Township 3 South, Range 43 East, using the Public Land Survey System, (PLSS).  Map coverage of the area is on the 7.5 minute USGS Goldfield Nevada topographic quadrangle map.

Acquisition of Concessions

In March 2001, Metallic Ventures Gold, Inc. (“Metallic”) acquired its interest in the Goldfield Main and McMahon Ridge areas through the acquisition of all of the issued and outstanding shares of Romarco Nevada Goldfield Inc. (a wholly owned subsidiary of Romarco Minerals Inc.) for payments totalling $250,000.

In August 2002, Metallic acquired the Gemfield project area from Newmont Mining for a payment of approximately $1,000,000 and a sliding-scale NSR royalty payable on any commercial production.  According to the terms of the purchase agreement with Newmont, the following NSR royalty rates apply: (a) if the monthly average gold price is less than $300/oz, the NSR royalty is 3%; (b) if the monthly average gold price is greater than $300/oz and less than $400/oz, the NSR royalty is 4%; and (c) if monthly average gold price is greater than $400/oz, the NSR royalty is 5%.

In October 2007, Metallic paid $500,000 to purchase 2,388 acres (9.7 sq. km) of patented mining claims, 5,411 acres (22 sq. km) of unpatented mining claims and a 5% NSR royalty, which were previously part of a lease agreement with Goldfield Resources Inc.

In February 2010, the Company closed a corporate transaction to acquire all of the issued and outstanding shares of Metallic. The Goldfield property claims are held by Metallic Goldfield Inc. (“Metallic Goldfield”), a Nevada corporation which is now a wholly-owned subsidiary of the Company.

The Goldfield project land holdings are large and complex in terms of location, ownership and spatial relationship of patented and unpatented mining claims.  The claims for the three principal target areas comprise a total of 549 patented lode mining claims and 1,017 unpatented mining claims (either owned or controlled by the Company) and  covering more than 21,600 acres (approximately 8,750 hectares or 87.5 sq. km) in Esmeralda and Nye Counties, Nevada, as summarized in the table below:

Claims	Owned	Leased	Total
Patented claims	443	106	549
Unpatented claims	1,005	12	1,017
Total	1,448	118	1,566

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Goldfield project area is accessible by a well-maintained network of gravel roads from Highway 95 and the town of Goldfield, Nevada, which is located within the historic Goldfield Mining District, approximately 180 miles (290 km) northwest of Las Vegas.

Topography in the Goldfield district is mostly rolling hills with a mean base elevation of about 5,800 feet (“ft”) (1,750m). The maximum topographic relief in the district is approximately 1,425ft (468m) ranging from 5,440ft (1,785m) to 6,865ft (2,250m). Vegetation in the area is sparse and consists predominantly of sagebrush, Joshua trees and various types of grasses.

The area is located in the high desert region of southern Nevada and precipitation averages approximately 5.8 inches per year.  The majority of precipitation comes in the form of snow during the winter months or from infrequent summer thunderstorms.  Access is year-round with warm summers and generally mild winters, although overnight freezing conditions are common during the winter months.  The mean annual temperature is approximately 51°F.

The town of Goldfield has been the county seat of Esmeralda County since 1907.  Esmeralda County is located in west-central Nevada and is one of the least populated counties in the United States, with a total population in 2010 of 783.  The nearest community of significant size is Tonopah, Nevada which is located approximately 30 miles (48 km) north of Goldfield.  Tonopah is a full-service community where accommodations, medical facilities and most required commercial services are readily available.

The Company has a substantial land position in the Goldfield Mining District, comprising over 33 square miles (85 sq. km) and controls sufficient property for any planned mining and processing operations.   Water is available for purchase from the town of Goldfield. Power is available locally from the Sierra Pacific Power Company.  Staff and mining personnel necessary for a mining operation could be employed from the towns of Goldfield, Tonopah and various other small communities in the region.

History and Historical Production

Gold was first discovered in the Goldfield District in 1902.  The district rapidly grew into a major gold producer due to the very high-grade nature of the veins being mined (up to 600 oz/ton or 20,690 g/t gold).  Goldfield reached a population of over 20,000 in 1907, making it the largest town in Nevada at that time.

Historic records indicate the Goldfield district produced approximately 4.2 million ounces of gold (at a reported average grade of approximately 18 g/t or 0.52 oz/ton) from 1903 to the 1940’s, with most of the production being from 1905 to 1915.  Minor production resulted from leasing operations through 1926.  (Leasing was a system in which claim owners leased out small portions of their holdings on an annual basis.)   Between 1927 and 1937 about 3.1 million tons of tailings from the Goldfield Consolidated mill were reprocessed. The recorded production was 160,800 ounces of gold recovered at an average grade of 0.05 oz/ton gold.

Several mining companies worked and explored the area between 1935 and 1951; however, production was relatively minor. Newmont reportedly produced about 17,000 ounces of gold from about 30,000 tons of ore mined underground from the “Newmont Lode” between 1948 and 1951.

Beginning in 1970, Blackhawk leached 60,000 tons of tailings grading 0.078 oz/T gold, (recovering 75% of the gold).  From 1979 to 1981, Blackhawk also mined and heap leached ore from the Adams pit and some of the Goldfield Main area dumps.  Transwestern Mining Company (also known as Trafalgar Mines) leached 62,900 tons of mixed dump and tailings, achieving 61% gold recovery.  Dexter mined 357,000 tons at 0.058 oz/ton gold of material from the Goldfield Main area in the Red Top pit, during the period 1986 to 1988.  Red Rock reprocessed 285,000 tons of waste dumps in 1989 but apparently only 149,000 tons grading 0.078 oz/ton gold were properly agglomerated and a total of 7,500 ounces of gold were recovered from the dump leaching operation, yielding a recovery of 65%.

Modern gold production has been confined to the Goldfield Main area, extending from the southern part of Columbia Mountain to the north to the Red King Shaft located approximately one mile to the south.

Production figures for the district since 1990 are incomplete. The Nevada Bureau of Mines reports only 28,400 ounces of gold were produced during the 1980s and 1990s.  From 1988 to 1995, heap leach ore was extracted by American Resources Corporation (“ARC”) from the Red Top, Combination and Jumbo open pits.  American Pacific Minerals reported in 1995 that 532,379 tons grading 0.044 oz/ton gold were mined from ARC’s pits but no official figures are known.

North Mining leased the exploration rights for the property in 1996, and conducted exploration activities on the property through 1998. Rea Gold Corporation acquired ARC, but declared bankruptcy in 1998. Decommissioning Services LLC, ("DSL") of Reno, Nevada, acquired the property interests and reclamation responsibilities of Rea Gold.  Romarco Nevada Goldfield (“RNG”) obtained a mining sublease, lease, and option to purchase agreement for the DSL properties in 1999 and conducted exploration activities on the property until Metallic purchased RNG in April 2001.  Metallic actively explored for gold throughout the Goldfield district, with drilling efforts focused mainly on the Gemfield and McMahon Ridge deposits.

Geological Setting

The Goldfield mining district is located at the site of a complex and long-lived igneous intrusive and volcanic center that is defined by eruptive vents located along a circular fault system or ring-fracture zone.  The center of the ring fracture zone or core area has undergone concentric structural doming as a result of emplacement of a large, late-stage andesitic igneous complex that is believed to have been the source of hydrothermal fluids responsible for wall rock alteration and widespread copper-gold mineralization.

Gold mineralization occurs mainly along the ring-fracture zone within 600 ft (180m) of the surface in the Goldfield Main and McMahon Ridge areas, where fractures and faults have provided conduits for the mineralizing fluids.  Volcanic rocks most commonly serve as host formations to mineralization along the ring fracture zone, but significant gold and copper ore has also been mined from older pre-Tertiary basement rocks along the east side of the Goldfield Main area.

Deposit Type

The Gemfield, McMahon Ridge, and Goldfield Main Deposits are structurally controlled, volcanic-hosted, epithermal gold deposits of the high-sulfidation, quartz-alunite type.  Other examples of the deposit type include Paradise Peak (Nevada, USA), Summitville (Colorado, USA), Pierina and Yanacocha (Peru), Nansatsu (Japan), El Indio (Chile), Temora (New South Wales, Australia), Pueblo Viejo (Dominican Republic), Chinkuashih (Taiwan), Rodalquilar (Spain), Lepanto and Nalesbitan (Philippines).

Historically the important mineralization in the Goldfield Mining District occurs predominantly within silicified, bonanza-grade hydrothermal alteration zones (locally referred to as ledges).  The siliceous ledges were created during multiple hydrothermal alteration events that began with an early “acid” event (pH<2) resulting in the partial to pervasive dissolution of the host rock and creating a “vuggy” host. Progressively less acid solutions later flooded the surrounding rock and deposited quartz together with alunite, barite and pyrite.

Mineralization is widespread in moderately to well-defined ring-fracture zones and areas with concentric structural doming.  The high-sulfidation-style mineralization is genetically related to the emplacement of a large, dominantly andesitic igneous complex of late Oligocene to early Miocene age.  The controls for mineralization in the district are mainly structural and to a lesser extent lithological.

Local Geology and Mineralization

Most of the precious and base metal production recorded from the Goldfield Mining District has come from rich epithermal bonanza-grade ore bodies that generally are found within silicified hydrothermal alteration zones.  Siliceous ore zones (“ledges”) are usually surrounded by intensely argillized wall rocks.  The clay zones adjacent to siliceous ore often contain much lower gold concentrations, but some high-grade gold mineralization has been noted in both hanging wall and footwall clay zones.  Mineralization in the argillized wall rock appears to be predominantly zones of sporadic leakage, which have emanated from the principal silicified zones.

Porphyritic rhyodacite and/or dacite, the Milltown Andesite and the Sandstorm Formation are the principal ore-bearing host rocks for gold (and/or copper) mineralization in the district.  However, the older latitic volcanic rocks, the Morena rhyolite, the Ordovician Palmetto Formation and Jurassic quartz-monzonite intrusive rocks are documented ore hosts at several locations.  Within the district the higher-grade ore bodies occur as irregular sheets and pipes within the silicified zones or ledge systems.  The gradation from ore-grade silicified rock to very low grade or barren silicified rock generally occurs over a distance as small as several feet, although some historic records indicate that there is no discernible contact between them.  This observation is well supported by the results of numerous drill holes completed in recent years in both the Goldfield Main and McMahon Ridge areas.

Gemfield Deposit

The Gemfield deposit is hosted by the Sandstorm Rhyolite which is composed of strongly flow-banded, often glassy, but generally devitrified, porphyritic rhyolite.  Pyrite is the dominant sulfide mineral. The lava flows of the Sandstorm Rhyolite are almost always hydrothermally altered to some degree, and alteration types generally range from propylitization to argillization to intense silicification. Widespread distribution of hydrothermal alteration is due to the highly permeable character of portions of the flow-banded stratigraphy. Where encountered in drilling, the formations both above and below the rhyolite are only weakly altered and are rarely found to be more than weakly anomalous in gold. Gold mineralization in

the Gemfield deposit commonly extends beyond structural boundaries, occurring as   low-grade, disseminated gold haloes which form around high-grade gold mineralization that is generally confined to structures or stratiform, tabular mineralized zones.  The origin of the low-grade haloes is believed to be related to locally increased porosity and permeability of the flow-banded rhyolite.  In addition, it appears that gold distribution was further enhanced by a pre-gold stage acid-leach event that opened and connected fluid passageways established along foliation planes related to primary flow-banded volcanic texture.

Although a complete understanding of the intricate controls for the distribution of gold mineralization in the Gemfield deposit is not currently known, an apparent peculiarity of the deposit is that the mineralization, hydrothermal alteration, and in particular silica ledges, all appear to be essentially stratabound in nature. The hydrothermal alteration appears to occur entirely within the flow-banded zones of the Sandstorm Rhyolite and not in the enclosing units.

Evidence suggests that hydrothermal fluid-flow within the Gemfield deposit has been lateral and stratabound within the flow-banded portions of the Sandstorm Rhyolite, above the basal vitrophyre.  The Gemfield deposit appears to be fault-bounded and although the source and direction of hydrothermal fluid flow has not been determined, it appears likely that the bulk of the gold mineralization in the Gemfield deposit was deposited along lateral conduits rather than coming from a source below the deposit.  The upside potential of this hypothesis is that one or more fault offsets of the Gemfield gold deposit may be found by step-out drilling beyond the currently known limits of the deposit.

The Gemfield deposit strikes approximately northeast (N20°W) and dips 30° to 50° southwest.  It has a known strike length of 2,400 ft, is up to 1,200 ft wide and has a true average thickness of approximately 100 ft  with areas up to 200 ft in thickness (790m x 395m x 30m to 65m).  The depth from surface to the mineralization ranges from 10 ft in the northeast part of the deposit to 700 ft (3 to 230 m) in the southwest part of the deposit.

McMahon Ridge Deposit

Gold mineralization in the McMahon Ridge area is mainly hosted in Milltown Andesite volcanic rocks, which include tuffs, flows and lahars.  In addition, some deep mineralization has been encountered in tuffaceous sediments, mainly composed of black shale and tuffaceous sandstone of the Diamondfield Formation.  Pyrite is the dominant sulfide. Hydrothermal alteration ranges from weak propylitization and argillization in unmineralized rocks to strong argillic alternation and  intense silicification in the mineralized zones.  With the exception of some local stratabound mineralization in the Diamondfield Formation, essentially all of the gold mineralization is structurally controlled.  Based on the distribution of gold grades with respect to silicification and ledge development, it appears likely that the main gold-mineralizing stage occurred during the late stages of development of the hydrothermal system.

The McMahon Ridge deposit has a strike length of approximately 5,000 ft (1,525m), which includes about 3,600 ft (1,100m) along the main east-west trend and 1,400 ft (425m) along the northeast-trending Belmont extension.  The mineralized zone, which consists of a number of steeply south-dipping and near-vertical sub-parallel structures, is up to 500 ft (150 m) wide with a vertical depth of up to 800 ft (250m).  While somewhat curvilinear, the general trend of the main mineralization is approximately east-west.  Gold mineralization in the McMahon Ridge deposit is almost entirely structurally controlled and the high-grade mineralized shoots, while predominantly east-west oriented, are also hosted within northwest and northeast striking cross-structures.

Goldfield Main Deposit

At Goldfield Main, the majority of the gold mineralization occurs within a moderate to shallow, east-dipping, fault known as the Main Mineralized Horizon (MMH). The MMH is exposed in both the Red Top and Combination pits, where it consists of a series of parallel faults, forming a mineralized zone between 100 ft and 200 ft thick (30 to 65m).  In both pits, the MMH structure dips east at 35º to 55º east.

Gold mineralization at Goldfield Main occurs as siliceous ledges and as bonanza-grade mineralized bodies that form irregular sheets and pipes within or along the margins of the ledges.  Ledges are irregular masses of intensely silicified, brecciated wall rocks or intrusive dikes that occupy pre-existing, structurally controlled, hydrothermal fluid conduits.  Where mineralized, the ledges are highly fractured and brecciated with late-stage silica and clay filling the open spaces.  Gold mineralization is associated with this younger silica-clay event.  Goldfield Main mineralization, though structurally controlled, is hosted primarily within a porphyritic dacite to rhyodacite flow-dome complex (also referred to as simply dacite or Main District dacite).

Hydrothermal alteration ranges from phyllic alteration, weak propylitization, argillization and quartz-alunite to very intense silicification. An advanced argillic assemblage of diaspore and pyrophyllite is found locally.  The hydrothermal alteration/mineralization sequence in the Goldfield Main area is similar to that interpreted for the McMahon Ridge deposit.  Goldfield Main mineralization occurs primarily as native gold associated with bismuth and copper-arsenic-antimony-bearing sulfides and tellurides including bismuthinite, famatinite, and goldfieldite.  Native gold is often visible in the rich mineralization, although it is also seen to occur as fine particles within sulfides.

The Goldfield Main mineralized zone strikes roughly north-northwest and is over 3,000 ft (985 m) in length.  It can be followed down-dip to over 1,500 ft (490 m) in true depth.  However, the majority of underground workings and past production were carried out within 500 ft (150 m) of surface. The mineralized veins average approximately 100 ft (30m) in width.

Exploration

General Historic Exploration

Extensive exploration work has been carried out on the geology and distribution of gold and trace element geochemistry in the Goldfield mining district dating back as far as 1905.  After the close of the Goldfield Consolidated Mines Company (“GCMC”) on December 31, 1918, some minor production continued during the 1920’s, mainly by leaseholders.  The Bradshaw Company’s work of reprocessing the GCMC mill tailings was the most significant activity in the Goldfield district during the 1930’s.  Newmont discovered and mined the Newmont lode in the Goldfield Main district during the late 1940’s. Sporadic small scale prospecting activity occurred during the 1950’s and several companies explored the district for copper-molybdenum deposits during the 1960’s.  Since 1970, the Goldfield district has been the focus of numerous gold exploration programs.

Detailed exploration programs conducted during the last 35 years have generally included detailed geologic mapping, geochemical sampling, geophysical surveys, remote sensing studies, and drilling. A partial list of companies that have explored in the district since 1970 includes Cordex, Noranda, Cyprus, Newmont, Crown Resources, Meridian, Echo Bay, AMAX, Santa Fe, Kennecott, Hasbrouck Joint Venture (Franco-Nevada), Cameco, North Mining, Romarco and Metallic.

District-wide exploration efforts in the past were limited by the extremely complex and fragmented land ownership situation.  When Metallic acquired the property in 2001 from Romarco Nevada, they set about consolidating a large land position and thus provided unprecedented access to all parts of the mineral system.  Also, as a result of the consolidated land package, Metallic acquired a large volume of invaluable historic geological and mining data, including technical reports, drilling data and maps. Detailed review and computer compilation of these data by the Company have resulted in a more comprehensive understanding of the geology and exploration potential of the overall Goldfield mining district.

Metallic’s Exploration

Metallic commenced exploration activities in May 2001.  The focus of its exploration work during that year was drill-target definition in the southeastern part of the Goldfield Main area using a combination of geological mapping and soil geochemistry.  The soil geochemical sampling program completed in September 2001 covers an area of about 1,600 acres (1.6 sq. km).  Soil samples were collected on a grid spacing of 200 ft by 200 ft (60m by 60m)  The results of this work defined two previously unrecognized drill targets located along a major ESE-trending structural zone east of the Goldfield Main district.  In addition, Metallic completed the following work:

●	Detailed geologic mapping and geochemical sampling of the Jumbo open pit in the Goldfield Main area.

●	District-scale geologic mapping from the McMahon Ridge-Black Butte area eastward along the northeast extension of the highly prospective ring-fracture zone

●	Detailed geologic mapping of several areas in the southeast part of the Goldfield district

●	Completion of approximately two-line miles of soil gas geochemistry (oxygen-carbon dioxide ratios) in the northwest part of the district

●	Compilation of a district-scale geologic map which included historic mapping as well as Metallic’s mapping and geological interpretation

Drilling

It is estimated that a total of over 2,800 drill holes totalling  approximately 1,223,000 ft (401,250m) have been completed in the Goldfield district since 1970, including 492 drill holes totalling 306,600 ft (100,590m) completed by the Company as at June 30, 2012.  Below is a summary of the drilling programs completed by Metallic and the Company.

Metallic’s Drilling - 2002 Program

In 2002 Metallic completed 203 exploration drill holes for a total of 76,072 ft (24,960m). The program was a combination of 73,655 ft  (22,455m) of reverse circulation (“RC”) and 2,420 ft  (790m) of core drilling and was designed to investigate the McMahon Ridge, Goldfield Main, and Gemfield Deposits.

●	Phase I: 22,220 ft (6,775m) in 61 holes at the McMahon Ridge deposit. Drilling comprised 19,800 ft (6,035m) of RC drilling and 2,420 ft (790m) of core drilling. Most of the holes were infill holes drilled to establish 100 ft (30m) drill hole spacing in the central part of the 4,800 ft-long (1,465m) McMahon Ridge mineralized zone.

●
Phase II:  40,780 ft (12,430m) of RC drilling in 114 holes.  Drilling consisted of both in-fill and step-out drilling at McMahon Ridge.  The first 20 holes were drilled to test the down-dip extension of mineralization in the central part of the McMahon Ridge target area.  The remaining footage was drilled to better define the lateral extent of mineralization along McMahon Ridge to the east and west and to test the Belmont Fault zone or northeast extension of the McMahon Ridge mineralized zone.  The program added an additional strike length of 3,400 ft (1,035m) to the McMahon Ridge gold resource area.  The known strike length of prospective gold mineralization at McMahon Ridge is 4,800 ft (1,465m) with a known vertical extent of up to 800 ft (245m).

●
Phase III:  10,655 ft (3,250m) of RC drilling in 28 holes at the Gemfield target area. This phase was entirely infill drilling completed along the length of the Gemfield deposit.  It was designed to confirm drill results obtained by previous operators.

Assay results from the Phase II RC drilling program at McMahon Ridge are not included in Metallic’s mineral resource estimate in the section “Historic Resource Estimates” shown below.

Metallic’s Drilling - 2003 Program

During 2003, Metallic completed delineation drilling of the Gemfield and McMahon Ridge mineral resource areas on 100 ft (30m) centers, as well as several drill holes in other potential exploration target areas.   In addition, condemnation drilling was completed in an area tentatively selected for the location of mineral processing facilities.

A total of 161,666 ft (49,275m) of drilling was completed in 373 holes.  Drilling is summarized as follows:

●
Gemfield:  71,759 ft (21,870m) in 193 holes.  This included 69,685 ft (21,240m) of RC drilling in 187 holes and 2,074 ft (630m) of drilling in 6 core holes.   The RC program was designed to reduce nominal spacing to about 100 ft (30m) and to provide close-spaced data for the development of a geologic model.  The drilling located additional high-grade mineralization and better defined the geometry of the central mineralized “ledge”. In addition several splays and offshoots of high-grade mineralization on the northeast and southwest edges of the deposit were identified.  The core drill holes were designed to provide material for metallurgical testwork and to twin existing RC drill holes.

●
McMahon Ridge:  26,176 ft (7,980m) in 58 holes.  This included 25,438 ft (7,755m)  of RC drilling in 54 holes and 738 ft  (225m) in 4 core holes.  The RC drilling was designed to, and was successful in, increasing the known mineralized area.  The core drill holes again were sited to obtain material for metallurgical testing and were located to twin existing RC drill holes.

●
Condemnation (Sterilization) and Other Drilling:  63,730 ft (19,425m) of RC drilling in 122 condemnation and exploration holes.  Condemnation drilling completed during 2003 consisted of 28 RC drill holes and were sited to test areas tentatively selected for construction of surface facilities, such as proposed waste rock dumps and process plant locations.  In addition, a total of 94 exploration RC drill holes were completed to test previously-identified geologic targets.  Ten of the RC exploration holes were drilled at the Tom Keane prospect in the extreme southeast of the Goldfield Property.  This area had seen a small amount of historic production and had been identified as a potential target for additional mineralization.  Encouraging results from Metallic’s program included drill hole TK-5 with 145 ft (48m) grading 0.03 oz/ton gold and TK-6 with 75 ft (25m) with an average gold grade of 0.084 oz/ton.

Metallic’s Drilling - 2004 Program

In 2004, Metallic completed 47,070 ft (14,345m) of RC drilling in 76 drill holes as follows:

●
22,460 ft (6,845m) of RC condemnation drilling in 39 holes in the Adams mine area.  The Adams site is situated approximately midway between the McMahon Ridge and Gemfield deposits and is considered a favorable site for a mineral processing facility.  This drilling program was a continuation of the evaluation process for the locations of haul roads, plant sites, and heap leach pads initiated during 2003.

●
11,820 ft (3,600m) of RC drilling in 25 infill holes completed within the McMahon Ridge deposit.  The drilling was carried out to increase Metallic’s confidence in their geologic model and to provide a better understanding of gold distribution in the core area of the deposit where the majority of the resource ounces were known to occur.

●	12,790 ft (3,900m) of RC drilling in 12 exploration holes completed in the historic Jumbo Extension mining area in the Goldfield Main area.

Metallic’s Drilling - 2005 Program

In 2005, Metallic completed 6,300 ft (1,920m) of RC drilling in 14 holes. The drill program was designed to explore for extensions of mineralization in six separate areas outside the known Gemfield gold resource area.  Results of this program indicated that there was potential for the discovery of additional gold mineralization beyond the limits of that currently defined.

Metallic’s Drilling - 2006 Program

In 2006, Metallic completed 2,830 ft (865m) of RC drilling in 10 holes.  The drill program was designed to more clearly define the continuity of gold mineralization in a near-surface mineralized block at Gemfield for use in a preliminary economic assessment (PEA) report.  Results were as expected with shallow, high-grade, near-surface intercepts reported.

In total, Metallic drilled a total of 293,931 ft (approximately 96,435m) in 676 drill holes from 2002 to 2006.

Metallic - 2007 to 2009

In 2007 several condemnation drill holes were planned for the Goldfield project area, but Metallic’s corporate focus turned to the evaluation of the Esmeralda gold project in central Nevada, which Metallic later put into production.  Severe problems at the Esmeralda Mine, which Metallic subsequently shut down, led to the decision by Metallic’s management and Board of Directors to discontinue their exploration efforts entirely in Nevada and to sell the company and its assets.

No additional work of any consequence was completed by Metallic after early 2007.

The Company’s Drilling -2010-2011 Program

Goldfield Main Deposit

The Company initiated its first RC drill program at the Goldfield Main deposit in May 2010.  The program was designed to further increase the confidence level of the existing mineral resource base at the Goldfield Main, as well as define additional mineral resources at Goldfield Main.  By the end of December 2011, the Company’s had completed 174 RC drill-holes, totaling 146,895 ft (48,195m) at the Goldfield Main deposit.  Assay results for the drilling at the Goldfield Main deposit were also encouraging with numerous high-grade intercepts (uncut gold grades, true estimated widths) including 6.1m at 8.4 g/t gold, 5.2m at 15.3 g/t gold, 3.8m at 10.8 g/t gold, and 18.3m at 9.4 g/t gold.

In addition the Company drilled 15 “twin” (or duplicate) core holes totalling 10,463 ft (3,430m) for quality control purposes at the Goldfield Main deposit.  The twin drill hole QA/QC (Quality Assessment/Quality Control) program was designed to confirm not only that samples generated from RC drilling in the presence of old workings were reliable but also that historical data were reliable from drill campaigns with limited verifiable supporting data. These twin holes intentionally targeted areas of better-than-average grade from previous drill holes.

Gemfield Deposit

The Company began drilling at the Gemfield deposit in January 2011 and has completed 98,858 ft (32,435m) of exploration, definition, sterilization/condemnation and metallurgical drilling in a total of 197 drill holes.  The drilling was carried out to evaluate the area around the Gemfield deposit as part of a feasibility study that was completed in July 2012 (see “Gemfield Deposit Feasibility Study Results” below for further details).  The drilling program included 69,570 ft (22,825m) of RC drilling in 143 drill holes and 29,288 ft (9,610m) of core drilling in 54 core drill holes.  Drilling was concentrated around the edges of the known Gemfield resource.  Exploration on the west side of Gemfield, in the deeper roots of the deposit, did intercept gold mineralization.  However, much of this mineralization was sulfide and refractory in nature.  Drill programs on the southeast side of Gemfield encountered zones of low grade mineralization (0.3 to 0.4 g/t gold) in oxidized Sandstorm Rhyolite.  To date no mineral resource has been estimated for these possible extensions. Most of the core drilling at Gemfield was used for metallurgical studies, twinning of potentially contaminated RC drill holes, pit slope studies, hydrology packer test studies and drilling in the deeper portions of the Gemfield gold system.

McMahon Ridge Deposit

At the McMahon Ridge deposit, 8 core holes totalling 3,112 ft (1,020m) were drilled to provide samples for metallurgical studies and pit slope geotechnical assessment.  In addition, exploration RC drilling was completed west of McMahon Ridge and totalled 12,050 ft (3,955m) in 23 RC drill holes.  Results received from this drill program have not encountered encouraging mineralization except for one drill hole in the Kendall area (south of McMahon Ridge) which intersected 18.3m at 2.3 g/t gold.

Reconnaissance Drilling

A number of reconnaissance exploration targets were drill tested with 58 RC drill holes totaling 26,405 ft (8,665m).  The most encouraging results came from the Florence mine area at Goldfield Main.  Strongly anomalous gold grades averaging around 0.5 g/t over widths of 100 ft (30m) were encountered.

Detailed geologic mapping and soil sampling over large portions of the Goldfield Property, along with clay alteration studies, continue at this time to help define future exploration drill targets in the district.

Metallurgical Testwork Drilling

As part of the metallurgical testwork program, the Company drilled core holes at Gemfield and McMahon Ridge (as described above) to acquire sufficient samples to conduct feasibility-level metallurgical studies to evaluate the economic viability of two open pit mines providing feed to a central heap leach process operation.   Composite samples were generated from down-hole core intercepts of similar grade and lithology and submitted to McClelland Laboratories, Inc. in Reno, Nevada for column leach testing (see “Recent Metallurgy Testwork - The Company” section below for details of results).

Summary of the Company’s Drilling

To date, the Company has completed 492 drill holes totalling 306,593 ft (100,590m), including 415 RC drill holes (263,730 ft (86,525m)) and 77 core drill holes (42,863 ft (130,645m)).  The table below summarizes the type of drilling and number of drill holes completed for each of the three deposit areas as well as reconnaissance/exploration areas outside the previously-published resource estimates.

Summary of the Company’s Drilling Program in the Goldfield District (through June 30, 2012)

Target Area	RC Holes	Footage (ft)	Core Holes	Footage (ft)	Total Holes	Total Footage (ft)

Goldfield Main	174	146,895	15	10,463	189	157,358
Gemfield	143	69,570	54	29,288	197	98,858
McMahon Ridge	23	12,050	8	3,112	31	15,162
Reconnaissance	58	26,405	0	0	58	26,405
Monitoring wells	17	8,810	0	0	17	8,810
Total	415	263,730	77	42,863	492	306,593

All technical information including drill results have been reviewed by the Company’s Qualified Person, Exploration Manager, Mark Cannuli.

Sampling, Assaying and Data Verification

Reverse Circulation Drilling

Procedures for chip handling and logging during the pre-Metallic RC drilling campaigns are not well documented.  It is assumed that standard practices and procedures normal to the industry at that time were employed.  Eklund Drilling of Elko, Nevada was the main drill contractor during that period.  Eklund was, and still is, a well-established drilling contractor with over thirty years of experience drilling gold deposits in Nevada.

Metallic Sample Collection

The initial 20 ft (7m) of each hole were generally drilled dry. Representative sample splits were collected by Metallic every 5 ft (1.5 m) using a Gilson adjustable sample splitter placed beneath the cyclone sample collector attached to the drill rig. State of Nevada environmental regulations for dust suppression mandate drilling with water injection for the remainder of each drill-hole.  A rotary wet splitter was used to reduce the wet sample size down to about 5 to 7 kg per split. Wet samples were collected beneath the wet splitter in fabric bags to allow for water filtration, thereby minimizing the loss of fine solids. The bags were placed in a 5 gallon plastic bucket and hung beneath the sample outflow port at the base of the wet splitter during sample collection.  Duplicate samples were taken at the rig by taking two equal splits of the recovered sample cuttings.  Duplicates were used for assay checks and/or for back-up samples in case of loss or damage to the primary sample.

The Company’s Sample Collection

The initial 20 ft (7m) of each hole were generally drilled dry. Representative sample splits were collected by the Company every 5 ft (1.5 m) using a Jones sample splitter placed beneath the cyclone sample collector attached to the drill rig. The remainder of each drill hole was drilled wet, as per State of Nevada environmental regulations for dust suppression. The wet samples were split using a rotating splitter set to acquire a sample volume equivalent weight between 5 and 7 kg.  Excess water was allowed to filter out of the cloth sample bag prior to shipment to the assay lab.  The Company did not recover overflow of fines. Duplicate samples were taken at the rig by taking two 50/50 splits of the recovered sample cuttings.  Duplicates were used for assay checks and/or for back-up samples in case of damage or loss to the primary sample.

Core Drilling

Metallic’s Sample Collection

In the case of core drilling, HQ-sized drill core was collected and placed in 10 ft (3m) capacity waxed cardboard core boxes on site until the hole was completed.  After completion of the hole, the core boxes were transported to the Merger shaft sample storage facility on the Goldfield Property for geologic logging and sampling.  The whole core was photographed and then measured for core recovery.  A half-split of core was taken by one of three industry-standard splitting techniques:  (a) in the case of competent core material, the core was cut with a diamond saw; (b)  if the core material was extremely hard, as is the case with silica ledge material, the core was split using a hand-operated hydraulic core splitter; and (c)  if the core was very soft and clay rich or very broken and friable, a steel paint scraper was used for splitting the core.  Bagged half splits were transported to the ALS Chemex lab in Sparks, Nevada. The second half-core split was stored on site in secure steel containers in a sample storage facility located at the historic Merger Shaft.

The Company’s Sample Collection

The Company’s HQ-sized drill core was collected and placed in 10 ft (3m) capacity waxed cardboard core boxes on site.  Periodically, the core boxes were transported to the Merger Shaft sample storage facility on the Goldfield property and placed into locked storage containers. Boxed core was transported to the on-site project office for geologic logging and sampling.  The whole core was photographed and then measured for core recovery and geotechnical purposes.  A quarter split of the core was taken by one of two industry-standard splitting techniques:  (a) in the case of competent core material, the core was cut with a diamond saw, with core positioned so as to cut a portion from the core representing approximately 25%; (b) if the core was broken, friable or clay rich, a barrier was placed down the length of the core box groove, (positioned to divide approximately 25% vs. 75%)  and the side of the interval representing approximately one-quarter by volume was scooped-out and bagged.  Bagged quarter splits were picked up by Inspectorate Labs and transported to their lab in Sparks, Nevada for preparation and analyses. The remaining split core has been stored on site in secure steel containers in a sample storage facility located at the historic Merger Shaft.

Sample Preparation and Assaying

Metallic

Sample preparation and analytical work for Metallic’s drill programs were carried out by American Assay Labs and ALS Chemex, both located in Reno, Nevada.  The wet samples were oven-dried as the first step in the preparation process.  Individual samples were passed through a jaw crusher to produce a nominal minus 10 mesh size, which was then passed through a Jones riffle splitter to obtain a 200 to 400 g split for pulverization.  Individual samples were pulverized to 90% passing -150 mesh (106 microns) using a ring grinder.  Barren rock was subsequently run through both the jaw crusher and pulveriser between samples to prevent cross-contamination between samples.

A 30 g representative pulp sub-sample was analyzed for gold by fire assay (FA) with an atomic absorption (AA) finish.  Samples returning grades exceeding 10 g/t gold were re-assayed using the gravimetric assay method as it is more accurate for higher-grade gold samples.  Gold-mineralized intervals exceeding about 100 g/t gold were subsequently assayed for silver by aqua regia digestion and AA analysis.  In some cases, samples from mineralized intervals were later analyzed using a semi-quantitative Inductively Coupled Plasma (ICP) multi-element analysis method.  Check samples were sent to Cone Geochemical Inc. (Denver) and Intertek Testing Services/Bondar Clegg (Reno).  Metalllic did not introduce any of its own standards or blanks into the sample stream because AAL introduced its own blanks, standards and duplicates into the sample stream as part of its internal quality control program.

The Company

Sample preparation and analytical work for the Company’s drilling programs were carried out by Inspectorate Labs in Sparks, Nevada as the primary laboratory and American Assay Labs in Reno as a check laboratory.  Both are internationally recognized and certified to ISO 9002 or ISO/IEC 17025 standards.

Once the samples were received and sorted, they were placed in a dryer for 24 hours. The rock and drill hole samples were dried at 110 ºC, while soil and stream sediment samples were dried at 60 ºC. The dried samples were then prepared for analyses. These samples were pulverized to >85% passing 200 Mesh (75 microns), to reduce the mean grain size, thereby homogenizing the samples. Pulps and coarse rejects from the prepared samples were returned to the Company and stored in a secured warehouse in Reno for future reference.

For both RC and core samples, the prepared sample pulps were analyzed for gold by FA using 30 g of sub-sample and were analyzed by AA finish.  Samples that assayed in excess of 5 g/t gold were re-analyzed with a gravimetric finish to ensure a more accurate result at the higher gold grades.  In addition, selected samples were also analyzed by the multi-element ICP method. The pulps were digested using aqua regia and analyzed for 30 elements.  The sample rejects were returned to the Company and stored in a secured warehouse in Reno for future reference.

As part of the Company’s QA/QC protocol, standard samples and blanks were inserted into the sample processing stream at a rate of one per 10 samples. Duplicate and alternate laboratory check samples also form part of this sampling protocol.

Historical Metallurgical Testing – Metallic

Gemfield Deposit

Testwork in 2004 by Metallic at Kappes Cassiday Associates (KCA) in Sparks, Nevada, addressed two rock types at the Gemfield deposit designated: "Ledge" and "Rhyolite". The samples originated from six core holes which were fairly evenly dispersed along the strike of the deposit. Samples from each of the six drill holes were composited and tested separately.  Tests included standard column leach tests on composites crushed to minus two and minus 0.75 inches, bottle rolls on column test composites pulverized to nominally 100% passing (P100) 200 mesh (75 microns) and bottle rolls at P100 28 mesh (0.6 mm) on 47 sub-samples of individual intercepts that were used to assemble the column test composites. The test results showed:

●	All material tested responded well to cyanidation and was amenable to column leaching.
●	The column test results showed that there was little apparent advantage to crushing from 2 inch down to 0.75 inch.
●	Column test results apparently show an inverse relationship between gold recovery and sulfur content as described in the geological logs.
●	Half of the column test samples were relatively higher (gold) grade compared to the expected mineral resource grade, which may have biased recoveries.
●
Cyanide and lime consumptions were reasonable but cyanide consumption increased significantly with finer crushing. There are no obvious metallurgical issues associated with cyanicides or preg-robbing components in the samples tested.

Agglomeration and percolation testing of each column composite evaluated slump, flow-rate, pellet breakdown and effluent quality. It was concluded that the samples did not require agglomeration.  KCA commented that compacted permeability testing would be required to evaluate leach heap heights over 20 feet (7m) (i.e. multiple lifts).

Standard abrasive testing showed that the samples ranged between moderate (0.066) for Gemfield composite sample described as “Sandstorm Rhyolite” and extremely abrasive (1.281) for a siliceous “ledge” sample composite from both Gemfield and McMahon Ridge.

McMahon Ridge Deposit

Testwork by Metallic at KCA in 2004 also addressed two rock types at the McMahon Ridge deposit: “Ledge” and “Andesite”. Both rock types performed similarly to equivalent Gemfield material: they produced acceptable column test recoveries with low cyanide and lime consumption.

The samples originated from four relatively closely spaced core-holes drilled at the northern end of the deposit. At least 50% of the samples were relatively high-grade, which may have biased recoveries. The results showed the following:

●
There was little apparent advantage to crushing from 2” down to 0.75”. Higher recoveries were achieved in bottle rolls at 28 mesh (0.6 mm) and significantly higher (four out of five tests) at 200 mesh (75 microns).

●
Low lime requirements and close to neutral pH of the 28 mesh (0.6 mm) bottle roll tests on most of the composite intercepts suggests most of the samples were mainly oxides. Anomalously high cyanide consumptions needed to be further investigated.

●
Sample oxidation state and overall representivity are questionable. KCA stated that only one composite (“moderate sulfide andesite”) was made up of “purely sulfide material” and that the other composites were oxide and oxide/transition mixes. The testing “did not address the sulfidic Ledge mineralization”.

Testing did not clearly address the impact of clays but once again agglomeration and percolation testing of each column composite evaluated slump, flowrate, pellet breakdown and effluent quality. KCA commented that compacted permeability testing would be required to evaluate heap leach heights over 20 feet (7m) (i.e. multiple lifts).

Recent Metallurgical Testing - The Company

As part of its feasibility study, the Company conducted a four phase metallurgical test program at Goldfield under the guidance of metallurgical consultant, Tony Brown.  Testing was carried out by McClelland Laboratories in Reno, Nevada.

Phase 1 Metallurgical Program

Phase 1 testing was relatively limited and was carried out on Goldfield Main on three composite samples assembled from oxide, transition and sulfide mineralization using core from four holes drilled by Metallic, roughly central to the three open pits in the Goldfield Main area.  The three composites were subjected to a comprehensive test program which included bottle roll leaching, agglomeration and column leaching (for the sulfides only), Bond abrasion and work index determination, as well as flotation to produce a rougher concentrate followed by bottle roll leaching of flotation concentrate and tailings. Results are summarized below.

Bottle Roll Results

Bottle roll testing was carried out at P80 0.375 inches (primarily to assess lime requirements for column testing) 28 mesh (0.6 mm) and 200 mesh (75 microns). Lime and cement were tested for pH control. Cyanide concentration was maintained at 2 lb/T (1 gpl) NaCN in solution. Gold recovery was relatively insensitive to particle size or pH control with either lime or cement for all three composites. At P80 75 microns gold recovery averaged 96.2% (oxide) 93% (transition) and 56.1% (sulfide).

Oxide and transition leach rates were similar and relatively fast, essentially complete after 24 hours at the finer particle size. Sulfide leaching was much slower and apparently incomplete after 96 hours. Cyanide consumption was reasonable for all composites. All samples exhibited low natural pH and lime/cement demand for neutralization was high for the transition and sulfide materials, particularly the former.

Column Test Results

Column testing at 80% passing (P80) 0.25 inches (the finest crushing size that is realistically attainable on a commercial scale) indicated recoveries in the mid 90%’s for oxide and transition samples and 60%’s for the sulfide composite.  Crushing to 80% passing 1.7mm (0.67 inches), which is considered commercially unattainable, increased sulfide recovery to the upper 60%’s, confirming improved liberation with finer particle size.  Cement added to agglomerate the oxides was sufficient to provide pH control throughout the test. Significant quantities of lime were required both initially and as the tests progressed to control pH in the transition and sulfide samples.

Flotation/Cyanidation Results

Flotation (sulfide composite only) indicated the ability to recover approximately 80% gold into a rougher concentrate but separate cyanidation of the regular rougher tail and intensive cyanidation of the concentrate resulted in overall recoveries less than whole ore cyanidation/CIL.

Phase One Conclusions

Diagnostic leaching of the sulfide composite mineralization (calculated head grade of 1.01g/t gold, P80 75 microns, 4 lb/ton NaCN) indicated that gold is present as follows:

●	73.3% cyanide soluble (CIL)
●	3.9% in carbonates, iron oxide and weak sulfides (after leaching in hydrochloric acid)
●	14.8% in sulfides (after leaching in aqua regia)
●	4% in organics (after roasting)
●	4% presumed locked in silica

At the end of Phase 1 testing, the importance of cyanide-soluble to fire assay ratios and sulfur content had emerged as key issues.  What previously had been simply classified as oxide, transition and sulfide samples in Goldfield Main, all contained relatively high proportions of total sulfur (typically 3% to 5% by weight) of which up to 50% can be water-soluble sulfate.  A significant proportion of the gold was tied-up or associated with sulfides and was refractory to (i.e. not recoverable by) cyanidation processing.

Phase 2 Metallurgical Testing

Phase 2 testing was initiated in December 2010 and again was limited to the Goldfield Main deposit.  Fifteen composites were assembled from 31RC holes located roughly central to the three open pits in the Goldfield Main area.  Results are summarized below.

Cyanide Bottle Roll Tests

Sub-samples from the 15 composites were subjected to six increasingly intensive cyanidation tests.  Results showed that recoveries were influenced by finer grinding, increase in cyanide concentration (from 1 to 2gpl) and incorporating the carbon-in-leach (“CIL”) process. In the grade range tested, gold recoveries based on calculated head assays (fire assay plus gold extracted) fall below what would normally be expected in a commercial operation at atomic absorption/fire assay (“AA/FA”) ratios of less than 0.65:1.  Above that ratio level, recoveries in the low 80% to 90%’s were attainable with a combination of moderate grinding (P80 75 microns), a relatively high cyanide strength of 2gpl and CIL.  This suggests that while AA/FA ratios are probably good indicators of amenability to cyanidation, they probably understate metal recoveries using agitation leaching.

Diagnostic Leaching

Sub-samples from 8 drill hole composites representing the full spectrum of AA/FA ratios were ground to P80 75 microns (200 mesh) and submitted to diagnostic leaching to determine the nature of gold distribution within the samples.  Whole ore was ground to P80 45 microns and leached (CIL) with 2gpl sodium cyanide (“NaCN”) for 96 hours.  The tails were re-leached (CIL) with 2gpl NaCN for an additional 24 hours.  Results demonstrated there is an increase in gold locked in sulfides with decreasing AA/FA ratio and a steady increase of locking in organics, which explains the need for CIL cyanidation.

Flotation

Sub-samples from the 8 drill hole composites used in diagnostic leaching were then ground to P80 45 microns (325 mesh) and tested with flotation to produce rougher concentrate using a conventional suite of reagents targeting bulk sulfide and metallic recovery.  Gold recoveries ranged between 73.3% and 89.2% into mass pulls ranging between 12.5% and 29%.  The heavier mass pulls were generally from higher AA/FA ratio material which was more oxidized and probably candidates for additional testing with dispersants.

Phase 3 Metallurgical Testing

Drill core for Phase 3 metallurgical testing was collected from five Gemfield deposit core holes and assembled into four composites (low, medium, high and very high-grade) for column testing at 100% passing 1.5 inches and 0.5 inches.  Based on previous work the composites were agglomerated with a limited quantity of cement and allowed to cure prior to the onset of irrigation. No blinding or ponding was noted as the tests progressed. Results are summarized in the table below and show good response to column leaching at either crush size, with higher recoveries, cyanide and lime consumption at the finer size.

Summary of Phase 3 Column Leach Test Results

Sample	Feed Size P100 (mm)	Leach Time (days)	Feed Grade Au (g/t)	Au Recovery (%)	NaCN Consumed (kg/t)	Cement Added (kg/t)
Low grade	38	86	0.41	82.9	1.34	2.5
Low grade	12.5	86	0.38	86.8	1.78	5.0
Medium grade	38	86	1.10	85.5	1.20	2.5
Medium grade	12.5	86	1.16	89.7	1.79	5.0
High grade	38	86	5.01	73.5	2.13	2.5
High grade	12.5	86	4.07	85.0	2.24	5.0
Very high grade	12.5	86	7.44	90.2	3.49	5.0

Bottle roll testing at 80% passing 75 and 45 microns (the latter with CIL) on splits of the column composites, as well as individual variability samples taken from elsewhere on the Gemfield deposit, averaged gold recoveries in the range of low to mid 90% for gold, low to mid 50% for silver, relatively low cyanide and lime consumption, and no evidence of preg-robbing.

Column residues (non-rinsed, air dried) were submitted to Knight Piésold (KP) in Elko, Nevada, for load-permeability testing. Results indicated that minus 1.5 and 0.5 inch residues could both be stacked on the leach pad significantly higher than the 200 ft (65m) established for the Gemfield feasibility study design purposes.

Phase 4 Metallurgical Testing

Column Tests

As the geology of the Gemfield deposit became better understood by the Company, it became apparent that gold grade increases significantly with the degree of silicification in the oxidized rhyolite at the Gemfield deposit. Drill core was collected from four drill holes from the Gemfield deposit and assembled into 14 composites for column testing, representing a range of gold grades within various silicification classes (plus two additional composites classified as non-silicified). Based on the Phase 3 metallurgical testwork, all the composites were column leached at 100% passing 0.5 inches, corresponding to the base-case crush size selected for the feasibility study. Selective re-compositing of excess material was used to set up a limited number of parallel tests on coarser sized material. Based on observations from the Phase 3 tests the composites were not agglomerated prior to the onset of irrigation. No blinding or ponding was noted as the tests progressed. Column test results are summarized in the table below and generally show good response to column leaching at all the crush sizes tested.  Gold recoveries tended to decrease and cyanide consumption increase with increased silicification but lime consumption was relatively low for all samples.

Summary of Phase 4 Column Leach Test Results

Sample	Feed Size P100 (mm)	Leach Time (days)	Feed Grade Au (g/t)	Au Recovery (%)	NaCN Consumed (kg/t)	Lime Added (kg/t)
4-2+3+4	38	48	3.38	59.2	1.88	0.5
1-2+3	38	48	0.44	95.5	0.97	0.5
1-2+3	25	48	0.52	94.2	1.69	0.5
0-1	12.5	48	0.52	96.2	1.44	0.5
0-2	12.5	48	<0.06	>83.3	1.41	0.5
1-1	12.5	48	2.73	92.7	1.66	0.5
1-2	12.5	48	0.78	94.9	1.48	0.5
1-3	12.5	48	0.42	92.9	1.63	0.6
1-4	12.5	48	0.17	88.2	1.86	0.5
2-1	12.5	48	0.90	92.2	1.81	0.4
2-2	12.5	48	0.65	92.3	1.61	0.4
2-3	12.5	48	<0.24	>95.8	1.56	0.4
3-1	12.5	48	3.37	85.5	1.91	0.4
3-2	12.5	48	1.53	83.7	1.91	0.4
3-3	12.5	48	0.51	92.2	2.68	0.4
4-1	12.5	48	14.84	57.5	2.53	0.4
4-2	12.5	48	7.09	39.5	5.58	0.5
4-3	12.5	48	3.99	71.2	2.88	0.5
4-4	12.5	48	1.01	72.3	3.66	0.5

Leached residues (non-rinsed, air dried) from the columns were again submitted to KP for load-permeability testing, which confirmed earlier results from Phase 3. Material crushed to 100% passing 0.5 inches can be stacked on the leach pad to at least 300 ft (100m) and still maintain adequate permeability.

Bottle Roll Tests

Bottle roll tests conducted on the Phase 4 column composites were performed at the crush sizes tested, primarily to assess lime requirements prior to loading the columns. Results tended to mirror the column data with gold recovery decreasing with increased silicification, although in this case there was little change in cyanide consumption.  Bottle roll testing at 80% passing 75 and 45 microns, (the latter with CIL) was carried out on core samples collected from below the oxide/sulfide (redox) boundary. Gold recoveries were significantly lower than those encountered in oxidized material, ranging between the low 10s and the mid-20s, confirming the need to restrict mining to the oxidized zones of the Gemfield deposit.

Conclusions

Pending additional exploration drilling, geological modeling and metallurgical testing at the Goldfield Main and McMahon Ridge deposits, the Company elected to proceed with development of the Gemfield deposit as a stand-alone heap leach project.  Metallurgical sampling has been carried out from core-holes that are considered to be well distributed throughout, and spatially representative of, the Gemfield deposit. Based on all the testwork completed to date and for the purposes of the feasibility study it has been concluded that:

●	Gemfield is amenable to heap leaching but mining should be limited to the oxidized rhyolite (i.e. from above the redox boundary established in geological modeling).
●
Load permeability testing on column tails indicates that at 100% passing 0.5 inches the ore could be stacked on the leach pad up to 300 ft (100m) compared to the 200 ft (65m) considered for the feasibility study.

●	The Gemfield mineralization is not particularly hard but becomes quite abrasive in zones of higher silicification.

●
Unlike many gold deposits where recovery increases with head grade, the opposite appears to be the case at Gemfield, probably due to the fact that gold mineralization is closely associated with silicification. The highest gold grades are found in the highly silicified zones (“ledges”).

●
Gold recovery at grades typically anticipated from the Gemfield pit (nominal cut off and average grades of 0.01 and 0.03 oz/T gold respectively) are relatively insensitive to crush sizes between 100% passing 0.5 inches (12.7mm) and possibly as high as 100% passing 2.0 inches (50.8mm).

●
Increased gold encapsulation in silica requires finer crushing to ensure adequate gold particle liberation at higher grades. Conversely, at a constant crush size, recovery declines with increased silicification (i.e. increased gold grade).

●
100% passing 0.5 inch (12.7 mm) leach feed represents a reasonable compromise upon which to base the feasibility study. At this crush size, ultimate gold recoveries at grades generally anticipated from the Gemfield pit ranged from the low 70%’s to the mid-90%’s.

Historic Technical Reports

In September 2002, Mine Development Associates (“MDA”) completed a NI-43-101 compliant technical report on the Goldfield Project on behalf of Metallic.  Resource estimates were completed by MDA for each of the principal Goldfield project areas (Gemfield, McMahon Ridge and Goldfield Main).

The Goldfield Main resource estimate that was prepared by MDA is the only estimate that was completed for that target area prior to the Company acquiring Metallic.

Revised resource estimates for the Gemfield and McMahon Ridge deposits were completed in 2005 by Metallic and were audited by an independent consulting firm.  The revised resource estimates superseded the 2002 resource estimates for those deposits.  In August 2012, the Company SEDAR-filed a NI 43-101 Technical Report on a feasibility study completed in July 2012 for the Gemfield deposit, which supersedes the 2005 mineral resource estimate for the Gemfield deposit. The most recent resource estimates for each of the three Goldfield property deposits are presented below in “Resource and Reserve Estimates”.

Metallic’s Preliminary Economic Assessment (“Scoping Study”)

In September 2006, Metallic announced the results of an independent NI 43-101 compliant preliminary economic assessment (“Scoping Study”) for an open pit, heap leaching gold operation at the Gemfield and McMahon Ridge deposits (but excluding the Goldfield Main deposit), which was completed by an international engineering consulting company.

At that time, the Scoping Study concluded that a total of 452,000 gold ounces (55% of the total 826,000 measured and indicated resources) could be extracted from the Gemfield and McMahon Ridge deposits at an average grade of 1.2 g/t gold based on a gold price of $500 per ounce and an open pit production rate of 2.0 Mt per year (5,500 tpd),   utilizing a heap leach recovery process.

Metallic’s Feasibility Study

Following completion of the Scoping Study, Metallic contracted an independent consulting firm to carry out an NI 43-101 compliant feasibility study, including collection of environmental baseline data and obtaining the necessary permits for an open pit mining, heap leach gold recovery operation for the Gemfield and McMahon Ridge deposits.

In 2008, the consulting firm completed Phase I of the feasibility study process, which was still at the scoping study level of economic evaluation of the project.  The consulting firm completed preliminary pit designs and selected locations for process facilities, leach pads and waste dumps for the Gemfield and McMahon Ridge deposits.  Baseline environmental data collection began and a draft Cultural Context Study of the Goldfield mining district was completed and submitted to the U.S. Bureau of Land Management for comment.

Phase II of the feasibility study for the Gemfield and McMahon Ridge deposits, which was to consist of continued environmental data collection, hydrology studies, geotechnical studies, metallurgical and processing studies, field cultural and environmental studies and resource validation, was not completed by Metallic as a result of the acquisition of Metallic by the Company and the decision by the Company to focus its initial exploration activities in the Goldfield Main area.

Metallic’s Resource and Reserve Estimates

At the request of Metallic, resource estimates for the Goldfield Main, Gemfield and McMahon Ridge project areas were first completed by Mine Development Associates (“MDA”) of Reno, Nevada in September 2002. The resource estimate was prepared by MDA’s Qualified Person, Steven Ristorcelli, and had an effective date of September 2002.

In April 2005, Metallic completed revised in-house estimates for the Gemfield and McMahon Ridge deposits based on additional drill information.  Metallic’s estimates were prepared in accordance with NI 43-101 guidelines and CIM standards.  The resource estimates were reviewed and approved by independent consultant Watts, Griffith and McOuat (“WGM”).

Revised resource/reserve estimates for the Goldfield Main (February 2011) and the Gemfield and McMahon Ridge deposits (July 2012) have been completed by the Company and are reported in the next section “The Company’s Resource/Reserve Estimates”.

The Company’s Resource/Reserve Estimates

Goldfield Main Resource Estimate-February 2011

On February 1, 2011 the Company reported an updated resource estimate for the Goldfield Main deposit.  The mineral resource estimate was based on the results of 1,116 drill holes totalling approximately 110,000m (including the Company’s first 121 drill holes completed through January 2011).  Drilling to that date defined an area of mineralization of over 450m by 1,200m, with an approximate 30 degree dip to the east. Results of the updated estimated resource, which was calculated using a 0.4 g/t gold cut-off grade, are shown below.

Goldfield Main Deposit, Goldfield Project - Mineral Resource Estimate – February 1, 2011
At a cut-off grade of 0.4 g/t gold

Resource Estimate Category	Cut-Off (g/t gold)	Tonnes	Gold Grade (g/t)	Gold Ounces
Indicated	0.4	8,549,000	1.5	421,000

Inferred	0.4	6,591,000	1.7	360,000

1.	Gold price used for the estimate is $1,200/oz.
2.	The estimated resources are reported at a 0.4 g/t gold cut-off grade, which corresponds to an assumed $10 per tonne marginal cash operating cost.
3.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers have been rounded in all categories to reflect the precision of the estimates.
5.	The mineral resources were estimated with Micromine software using ordinary kriging to estimate metal grades.
6.	Contained metal estimates remain subject to factors such as mining dilution and process recovery losses.
7.	The resource estimate was prepared by independent consultant R. Mohan Srivastava (P. Geo.), a Qualified Person under NI 43-101, and has an effective date of February 1, 2011.

Outlier high-grade assay were top-cut, using values that depended on lithology and location. Inside the main mineralized structure, assays in intervals with lithologies that often have high gold grades were capped at 75 g/t, and assays in intervals with lithologies that rarely have high gold grades were capped at 7.5 g/t. Outside the main mineralized structure, the corresponding capping values were 9 g/t (for high-grade lithologies) and 5 g/t (for low-grade lithologies).

Resource Estimation Methodology

The resource estimation was constrained using a wireframe model to outline an east-dipping alteration (“EDA”) mineralized zone. The wireframe was constructed from cross-sectional interpretation of the EDA at Goldfield Main by the Company’s geologists.  A search ellipse with radii of 42.7m and 30.5m (in the plane of the EDA) and 6.1m perpendicular to the EDA  sub-divided into octants, was then used to interpolate grades into the 6.1m by 6.1m by 3.0m blocks using the ordinary kriging capability of Micromine software.  Length-weighting was used to adjust for unequal sample length intervals. Tonnage factors were assigned using block-by-block estimates of the proportion of in-situ rock (2.14 tonnes per cubic meter (“t/m3”)), back-filled stopes (1.53 t/m3) and voids from historical mining.

Within the EDA, mineral resources were classified as Indicated for all blocks that met the following criteria: 1) at least one sample within half the range of the variogram; 2) at least four samples from two different drill holes in three octants. Blocks that did not meet these criteria were classified as Inferred.

McMahon Ridge Deposit

On July 17, 2012, the Company reported an updated resource estimate for the McMahon Ridge deposit as part of the feasibility study it completed on the Gemfield deposit.  The mineral resource estimate was based on the results of all drill holes whose assays were available by the end of February 2012.  Results from a total of 317 core and RC drill holes totaling approximately 38,900m at McMahon Ridge were utilized in the estimation.  Results of the updated estimated resource, which was calculated using a 0.4 g/t gold cut-off grade, are shown below.

McMahon Ridge Deposit, Goldfield Project - Mineral Resource Estimate – July 17, 2012
At a cut-off grade of 0.4 g/t gold

Resource Estimate Category	Cut-Off (g/t gold)	Tonnes	Gold Grade (g/t )	Conatained Gold Ounces
Indicated	0.4	5,514,000	1.3	238,000

Inferred	0.4	108,000	1.1	4,000

1.	Gold price used for the estimate is $1,350/oz.
2.	The estimated resources are reported at a 0.4 g/t gold cut-off grade.
3.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers have been rounded in all categories to reflect the precision of the estimates.
5.	The mineral resources were estimated with using ordinary kriging to calculate metal grades.
6.	Contained metal estimates remain subject to factors such as mining dilution and process recovery losses.
7.	The resource estimate was prepared by independent consultant R. Mohan Srivastava (P. Geo.), a Qualified Person under NI 43-101, and has an effective date of July 17, 2012.

Resource Estimation Methodology

The McMahon Ridge deposit was not considered part of the Gemfield feasibility study. However the mineral resource estimate model for this deposit was updated to ensure consistent reporting between the known deposits on the property.

Ordinary kriging was used to estimate the proportions of two populations; one was the host of the continuous mineralization and the other was the host of erratic and discontinuous mineralization. For each population, the gold grade was estimated using nearby assays from the same population; average grade was then calculated by tonnage-weighting the grades of the two populations within each 3m×3m×3m block. The search ellipse was oriented parallel to the locally-varying direction of maximum continuity extracted from geological cross-sections. It had a radius of 40m in the strike and down-dip directions, and 5m perpendicular to the tabular mineralization; these were equal to the ranges of the variogram. An octant search was used to limit the effects of sample clustering; within each octant, only the closest four samples were retained for estimation. A block size of 3m×3m×3m was used for estimation; these were re-blocked to 6×6×6m for inventorying and reporting the mineral resource. Tonnage factors varied according to rock-type and alteration.

The estimation of grade used drill-hole assays, capped at 100 g/t in the population that hosts continuous mineralization and 10 g/t in the erratic and discontinuous mineralization; no compositing was performed. Once the ordinary kriging weights had been calculated, these weights were multiplied by the assay length and then re-normalized to sum to one. This technique ensured that variable sample length in drill core samples was correctly accounted for in grade estimation. Tonnage and metal content in historical shafts and production stopes were removed from the block model prior to calculating the mineral resource estimate.

Resource classification was based on three criteria: 1) distance to the nearest assay sample, 2) number of octants with data, and 3) number of different drill-holes.  Below are the principal criteria for each resource category:

–	Indicated resources have blocks that are within 2/3 the variogram range of a drill-hole sample from at least two drill holes in at least four octants.

–	Inferred resources have blocks that are within the variogram range of a drill-hole sample.

Gemfield Deposit

On July 17, 2012, the Company announced an updated resource estimate and the first mineral reserve estimate for the Gemfield deposit.  The estimates were based on all drill holes whose assays were available by the end of February 2012 and comprised a total of 532 core and RC drill holes totaling approximately 76,500 m.  The mineral reserve estimate for the Gemfield deposit was calculated by Dayan Anderson MMSA, of Micon International Limited (“Micon”) and has an effective date of July 17, 2012.  The reserve estimate is summarized in the table below.

Gemfield Deposit, Goldfield Project - Estimated Mineral Reserves at a gold price of $1,300 per oz and an average cut-off grade of 0.3 g/t gold

Reserve Estimate Category	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Proven	11,041,000	1.16	412,000
Probable	3,246,000	0.95	99,000
Proven and Probable	14,287,000	1.11	511,000

1)	Numbers are rounded to reflect the precision of a reserve estimate.
2)
The mineral reserves were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 27, 2010.

3)	Contained metal estimates remain subject to factors such as mining dilution and process recovery losses.

The updated mineral resource estimate for the Gemfield deposit was calculated by independent consultant R. Mohan Srivastava and also has an effective date of July 17, 2012.  The resource estimate is summarized in the table below.

Resource Estimate Category	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
Measured	12,182,000	1.1	438,000
Indicated	4,852,000	0.9	136,000
M and I	17,034,000	1.0	574,000
Inferred	4,173,000	0.6	74,000

1.	Gold price used for the estimate is $1,350/oz.
2.	The estimated resources are reported at a 0.3g/t gold cut-off grade.
3.	The estimated mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.	Numbers have been rounded in all categories to reflect the precision of the estimates.
5.	The mineral resources were estimated with using ordinary kriging to calculate metal grades.
6.	Contained metal estimates remain subject to factors such as mining dilution and process recovery losses.
7.	The mineral resources are inclusive of the Gemfield mineral reserves shown in the reserve estimate table above.

Resource Estimation Methodology

The ordinary kriging method utilized a search ellipse that considered only those nearby drill-hole samples that fell within a single mineralized horizon whose top and bottom was interpreted on east-west cross-sections and connected section-to-section to create triangulated surfaces that delineate the top and bottom of the mineralized zone. The search ellipse is oriented parallel to the mineralized zone, following its undulations and has a radius of 53m in the N25°E direction, 30m in the N65°W direction and 6m in the vertical direction, equal to the ranges of the variogram. An octant search was used to limit the effects of sample clustering; within each octant, only the closest four samples were retained for estimation. A block size of 3m×3m×3m was used for estimation; these were re-blocked to 6m×6m×6m for inventorying and reporting the mineral resource. Tonnages were calculated for each block using tonnage factors that vary according to rock-type and alteration.

The estimation of grade used the actual capped drill-hole assays; no compositing was performed. Once the ordinary kriging weights had been calculated, these weights were multiplied by the assay length and then re-normalized to sum to one. This technique ensures that variable sample length in drill core samples is correctly accounted for in grade estimation.

Resource classification was based on three criteria: 1) distance to the nearest assay sample, 2) number of octants with data, and 3) number of different drill-holes. Below are the principal criteria for each resource category:

–	Measured resources have blocks within 1/3 the variogram range of a drill-hole sample from at least four different drill holes in at least four octants.
–	Indicated resources have blocks that are within 2/3 the variogram range of a drill-hole sample from at least two drill holes in at least four octants.
–	Inferred resources have blocks that are within the variogram range of a drill-hole sample.

Below the oxide/sulfide boundary, no grade estimates were calculated; all classified mineral resources lie in the oxide zone.

Goldfield Project- Total Combined Resources

The Goldfield property currently hosts three separate gold deposits (Gemfield, Goldfield Main and McMahon Ridge). Total estimated Measured and Indicated resources are 1.2 million ounces gold contained in 31.1 Mt at an average grade of 1.2 g/t of which the Gemfield deposit contains 574,000 ounces of gold within 17.0 Mt at an average grade of 1.0 g/t.  As stated above, the updated mineral resource estimates for the Gemfield and McMahon Ridge deposits were calculated by R. Mohan Srivastava (P.Geo) with an effective date of July 17, 2012.  The Goldfield Main deposit mineral resource estimate was previously calculated by R. Mohan Srivastava with an effective date of February 1, 2011.

Goldfield Project – Total Combined Estimated Mineral Resources.

Deposit/Cut-off Grade	Resources Category	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Gemfield	Measured	12,182,000	1.1	438,000
	Indicated	4,852,000	0.9	136,000
0.3 g/t	M and I	17,034,000	1.0	574,000
	Inferred	4,173,000	0.6	74,000
McMahon Ridge	Measured	--	--	--
	Indicated	5,514,000	1.3	238,000
0.4 g/t	M and I	5,514,000	1.3	238,000
	Inferred	108,000	1.1	4,000
Goldfield Main	Measured	--	--	--
	Indicated	8,549,000	1.5	421,000
0.4 g/t	M and I	8,549,000	1.5	421,000
	Inferred	6,591,000	1.7	360,000
Total Goldfield Property	Measured	12,182,000	1.1	438,000
	Indicated	18,915,000	1.3	795,000
0.3 g/t (weighted average)	M and I	31,097,000	1.2	1,233,000
	Inferred	10,872,000	1.3	438,000

1)	Only the Gemfield deposit is included in the current feasibility study
2)	Numbers are rounded to reflect the precision of a resource estimate.
3)	Estimated mineral resources that are not mineral reserves do not have demonstrated economic viability.
4)
To limit the influence of individual high-grade samples, grade capping was used. At Gemfield gold assay grades were capped at 40 g/t in the main mineralized zone, and at 3 g/t outside this zone. At McMahon Ridge gold grades were capped at 100 g/t in the main mineralized zone and 10 g/t outside this zone. At Goldfield Main for gold grades inside the main mineralized structure, assays in intervals with lithologies that often have high gold grades were capped at 75 g/t, and assays in intervals with lithologies that rarely have high gold grades were capped at 7.5 g/t. Outside the main mineralized structure, the corresponding capping values were 9 g/t (for high-grade lithologies) and 5 g/t (for low-grade lithologies).

5)
Estimated dry bulk densities of 2.21 to 2.37 tonnes per cubic meter (“t/m3) were used for mineralized material from Gemfield and dry bulk densities from 2.03 to 2.37 t/m3 was used for McMahon Ridge. At Goldfield Main a bulk dry density of 2.14 t/m3 was used for in-situ rock and 1.53 t/m3 for back-filled stopes.

6)	The grades were interpolated using the “Ordinary Kriging” estimation technique.
7)	The contained metal estimates remain subject to factors such as mining dilution and losses and, process recovery losses.

8)
The mineral resources were classified using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council November 27, 2010.

9)	The mineral resources are inclusive of the Gemfield mineral reserves shown in the Gemfield Reserve Estimate Table above.

Gemfield Deposit Feasibility Study Results

On July 17, 2012, the Company announced positive results from an independent feasibility study on the Gemfield deposit which was overseen by Micon and all technical information reported in the study was reviewed by the Company’s Qualified Person, VP Corporate Development, Nick Appleyard.  On August 31, 2012, the Company SEDAR-filed a technical report titled “Feasibility Study on the Goldfield Property, Nevada, USA”, from which much of the technical information in this AIF is derived.

The Goldfield property currently hosts three separate gold deposits (Gemfield, Goldfield Main and McMahon Ridge) with total estimated measured and indicated resources of 1.2 million ounces gold contained in 31.1 Mt at an average gold grade of 1.2 g/t, including 574,000 ounces of gold contained in 17.0 Mt at a gold grade of 1.0 g/t at the Gemfield deposit.  The mineral resources are inclusive of the mineral reserves.  The Goldfield Main and McMahon Ridge deposits did not form part of the current feasibility study, as they remain subject to further drilling and metallurgical testwork.

At a base-case gold price of $1,350 per oz and a projected 6,000 tpd heap leach processing throughput, an open-pit mine on the Gemfield deposit at Goldfield could return a pre-tax net present value (“NPV”) at a 5% discount rate of approximately $102 million and an internal rate of return (“IRR”) of 22% based on initial estimated capital cost of $133 million.

Proven and probable mineral reserves for Gemfield are estimated at 14.3 Mt at an average grade of 1.1 g/t gold, containing 511,000 ounces of gold, resulting in a mine-life of approximately 6.5 years.

Details of the study are shown below in the table below.

Gemfield Deposit, Goldfield Property - Feasibility Study Data (all in US Dollars)

Item	Units
Base Case gold price	$ per ounce	$1350
Mine life	years	6.5
Average annual gold production	ounces/year	66,000
Life-of-mine gold production	ounces	430,000
Plant processing rate (6,000 tpd)	tonnes/year	2,190,000
Average metallurgical recovery – gold	%	84%
Initial capital cost 1, 6	$ millions	$133
Sustaining capital cost	$ millions	$16
Direct site operating costs 2	per tonne processed	$15.67
Cash operating costs (with Ag by-product credit) 2,5	per ounce Au	$526
Total cash costs (with Ag by-product credit) 2,5	per ounce Au	$611
Payback period (non-discounted)	years	3.4
IRR pre-tax/post-tax 3,4%		22% / 18%
Pre-tax /post-tax cash flow (non-discounted) 3,4	$ millions	$168 / $132
Pre-tax/post-tax NPV, 5% discount rate 3,4	$ millions	$102 / $75
Pre-tax/post-tax NPV, 7% discount rate 3,4	$ millions	$83 / $59

1)	Initial capital includes $20 million in contingency allowance and is based on Q2 2012 estimates. No escalation factors have been applied.
2)
Direct site operating costs include mining, processing and G&A costs. Cash operating costs include direct site costs plus estimates of transport and refining charges, net the silver credit. Total cash costs include cash operating costs plus a 5% NSR royalty and the Nevada Net Proceeds on Minerals tax.

3)	Cash flow and NPV estimates all include a 5% Net Smelter Return (“NSR”) royalty due to a third party.
4)	The after-tax estimates include all income taxes applied to the project.
5)
By-product accounting subtracts the revenue generated by silver from the total operating costs to determine the cost per ounce of gold.  Total silver revenue for the base-case is approximately $2 million, less than 0.5% of the estimated total project revenue.

6)	Initial capital costs includes $19 million to re-align US Highway 95 (see “Environment and Permitting” section below.)
7)	Direct site operating costs per tonne of ore comprise processing $6.36, mining $6.39 and G&A $2.92.

Gemfield Deposit – Pre-tax Sensitivity Analysis to Gold Price (base-case in bold)

	Gold Price ($/oz)
Category	$1,100	$1,350	$1,600	$1,850
IRR	10%	22%	33%	42%
Cash Flow ($ millions)	$66	$168	$270	$373
NPV 5% ($ millions)	$26	$102	$179	$256
NPV 7% ($ millions)	$14	$83	$152	$220

1)	Gemfield is most sensitive to gold price and less sensitive to operating and capital cost variations.
2)	Gemfield is not materially sensitive to silver prices due to the low silver production.

Mining

Development of the Gemfield deposit will utilize standard open pit mining technology to create an ultimate open pit having approximate dimensions of 850m north-south by 640m east-west and a maximum depth of 170m.  The open pit will be excavated using four distinct mining phases designed to approximate the optimal extraction sequence.  Ore and waste will be drilled and blasted on 6m high benches with loading and hauling accomplished using 6.5 cubic meter front-end loaders and 40 tonne capacity haul trucks.  Waste material has largely been characterized as benign in terms of acid rock drainage and will be stored immediately adjacent to and east of the open pit.  A stockpiling strategy will be employed to process higher value material ahead of lower value, in addition to smoothing mine production and providing backup crusher feed.  The average life-of-mine strip ratio is approximately 2.1:1 (waste:ore), with inter-ramp slope angles ranging from 40 to 45 degrees.

Processing

The process flowsheet includes 3-stage crushing to achieve 100% passing 12.7mm (0.5 inch) and cyanide heap leaching followed by carbon adsorption/stripping, electrowinning and smelting to produce gold/silver doré bars for shipment to a refinery. Metallurgical testwork by previous owners, combined with the Company’s metallurgical testwork based on samples from the current drill program, form the basis for the process design criteria.

Column test results from the Gemfield deposit oxide zone have returned gold recoveries between 72 and 96% at 100% passing 12.7mm crush size and at the range of gold head grades typically anticipated from the pit.  Testwork on mineralized material from below the oxide/sulfide boundary indicates that the sulfide mineralization is refractory to cyanidation and has been assigned zero recovery. A recovery model for the oxide mineralization has resulted in an estimated average life-of-mine recovery of 84%.

Environmental and Permitting

Work continues on the Environmental Baseline Study (“EBS”) and it is on schedule for submission by the end of 2012. Drafting of the Plan of Operations (“PoO”) has commenced and will be submitted at the same time as the EBS.

The EBS and PoO submissions will cover the mine, process facilities, ancillary infrastructure and the re-alignment of US Highway 95, which crosses the Gemfield deposit. Estimated costs of re-alignment of the highway are $19 million and are included in the initial capital costs of the project.

Following acceptance of the EBS and PoO, an Environmental Impact Statement (“EIS”) process will commence and the estimated timeline for approval is 15 to 18 months. Permitting will start shortly after the EIS process commences and will run in parallel with the EIS process.

Taxation

The results presented above have been estimated on a pre-tax basis. However, the Gemfield project will be subject to US federal income tax at graduated rates ranging from 0% to 35% or at an alternative minimum tax rate of 20%.  It is typical for a mining operation in the US to have an effective tax rate below 30%.

A mining operation in Nevada is not subject to state income tax. However, Nevada imposes a tax on the net proceeds of mining operations (Nevada Net Proceeds of Minerals Tax), which is based on a sliding scale between 2% and 5%, depending on the ratio of net proceeds to gross proceeds achieved by the mining operation during the year.

Future Work

Basic engineering is scheduled to start in the fourth quarter of 2012 and, subject to ongoing permitting, financing and construction, production is estimated to commence in mid- calendar year 2015.

In addition further metallurgical testwork will being carried out to define the optimal recovery process for mineralization at the McMahon Ridge and Goldfield Main deposits, which deposits do not form part of the July 2012 feasibility study. It is probable that Goldfield Main will require whole-ore grinding/cyanidation processing or alternatively flotation followed by cyanidation for metal recovery, as the Goldfield Main sulfide material is not considered readily amenable to the heap leach process.

Converse Property, Nevada (100% interest)

Property Description and Location

The Converse project is located in Buffalo Valley, Humboldt County, in north-central Nevada, U.S.A., approximately 18 miles (30 km) northwest of Battle Mountain, Nevada and 30 miles (48 km) southeast of Winnemucca, Nevada. The Goldcorp/Barrick Marigold gold mine is located 5 miles (8 km) to the east of Converse.

The property comprises four sections (2,640 acres or 10.7 sq. km) of fee lands purchased from the Nevada Land and Resource Company (“Nevada Land”), 224 unpatented mining claims leased from Nevada North Resources (USA) Inc. (“Nevada North”) and 36 unpatented claims owned by the Company.  Total land area of the Converse Project is approximately 11 square miles (28.5 km2).

Acquisition of Concessions

In late 1994, the Nike Joint Venture (“Nike JV”) was formed to explore the Converse project area.  It comprised a 50/50 joint venture between Romarco Minerals Inc. (“Romarco”) and UUS Inc. (“UUS”), formerly Uranerz, a subsidiary of Cameco Gold Inc. (“Cameco”).  A lease agreement was negotiated by the Nike JV with Nevada North for the right to conduct exploration work, but the Nevada Land fee lands were not yet part of the Converse project. The Nike JV subsequently partnered with Newmont Mining Corporation (“Newmont”) on a 50/50 basis to continue exploration.  In May 1996, a lease agreement was signed with Nevada Land for the fee lands and exploration expanded.

In March 2001, Metallic acquired the issued and outstanding shares of Romarco (and thus a 25% interest in the joint venture with Newmont).  UUS was the operator of the Nike JV from its inception until November 2002, when Metallic acquired the remaining 75% interest from the joint venture partners, UUS (25%) and Newmont (50%).  Metallic acquired UUS’s interest for $500,000 and Newmont's 50% interest for $1,000,000.  In addition, Newmont retains a gold price-related sliding scale NSR royalty interest of 5%, which continues to apply to approximately 50% of the current estimated resource.

In addition, according to the terms of the original lease, Nevada North is entitled to annual advance royalty payments indexed to the price of gold and is further entitled to a 5% gold price-related sliding scale NSR royalty on production from its 224 claims.  At its discretion the Company may reduce the NSR royalty to 2% by payment of $1,000,000.  The advance royalty payment is currently at its maximum level of $100,000 per year.

Surface and mineral rights to the fee lands were purchased from Nevada Land in November 2004 and can be utilized for mining facilities, heap leaching pads, waste dumps, and related infrastructure.

In February 2010, the Company acquired the Converse Property as part of its acquisition of Metallic.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Converse Property can be accessed from U.S. Interstate 80 at the Valmy exit, approximately 18 miles (30 km) northwest of Battle Mountain.  From Valmy, a county-maintained gravel road leads south to within 2 miles (3 km) of the project area.   Unimproved dirt roads provide access to the project site from the county road.

The area is relatively flat, with elevations ranging from 4,900 ft (1,500m) to 5,200 ft (1,600m) above sea level. Vegetation on the project site consists of sagebrush and desert grasses interspersed with areas of desert hardpan without vegetation.

The climate of the property area is arid, characterized by warm, dry summers, and moderately cold, dry winters. Overnight freezing conditions are common during winter.  The mean annual temperature is around 48°F (10.6°C).  Precipitation averages 5.8 in (15 cm) per annum, the majority coming in the form of winter snow or from infrequent summer thunderstorms.  Prevailing winds are from the south-southwest in the region.

Converse lies near to the regional population centers of Battle Mountain and Winnemucca where commercial services, educational and medical facilities are available.  In addition, both of the aforementioned communities are in close proximity to numerous active mining operations, and thus can provide trained labor, accommodations and mining industry-specific support services. The property has ready-access to grid electricity and natural gas supplies.  Water required for exploration drilling is supplied by the nearby Marigold Mine owned by Goldcorp Inc. (Goldcorp) and Barrick Gold Corporation (Barrick). It is anticipated that water for production purposes would be obtained from on-site wells.

Exploration History

From 1989 to 1990, Chevron Resources Company carried out reconnaissance geology, geochemical sampling and geophysical surveys (gravity and IP) and also drilled three RC drill holes.  None of the drill holes reached bedrock and no significant assay results were obtained in any of the drill holes.

Cyprus Mines Corporation held an option on the property from 1991 to 1992 and carried out limited additional mapping, reinterpreted the magnetic and IP data and drilled six RC holes.  Four holes located north of the deposit encountered shallow bedrock and anomalous gold values up to 180 ppb.

Independence Mining Company leased the property from 1993 to early 1994.  It completed a Bulk Leachable Extractable Gold (BLEG) geochemical sampling survey and drilled nine mud-rotary holes, targeting faults affecting the bedrock alluvium contact as interpreted from the previous gravity survey.  Two holes drilled 2,500 ft (750m) apart intersected gold values in what subsequently became known as the North and South Redline deposits at the Converse project.  Hole IN-1 (South Redline) intersected 0.012 oz/T (0.4 g/t) over a 45 ft (14m) interval and IN-4A (North Redline) intersected 0.014 oz/T (0.5 g/t) over a 75 ft (23m) interval.  The North and South Redline deposits have since been shown to be part of one larger deposit (the “Redline deposit”).

From late 1994 to early 1996, USS, as manager of the Nike JV, carried out programs on the Nike portion of the present Converse property, which did not yet include the Nevada Land fee lands which host the bulk of the Redline deposit.  Further geophysical (gravity) surveys and enzyme leach geochemical surveying were carried out and the Nike JV participated in a regional aeromagnetic survey of the Battle Mountain area.  In 1995, seven mud-rotary holes were drilled, largely following up the anomalous Independence holes.  Drill hole NKM-14 intersected 0.038 oz/T (1.3 g/t) gold over 60 ft (18m) in the South Redline deposit.  In early 1996, 11 follow-up RC holes were drilled.  Eight of them encountered significant mineralization, up to 0.031 oz/T (1.1 g/t) gold over 280 ft (85m).

In 1997, 24 RC holes and nine core drill holes tested the Redline deposits and one RC hole tested a target 1.5 miles (2.5 km) south of the deposit.  Additional geochemical and geophysical surveys were carried out along with preliminary metallurgical testing and a variety of assaying techniques were examined, particularly to assess sample preparation procedures and a possible coarse-gold problem.

In 1998, Cameco took over USS and became operator of the Nike JV.  Forty-three (43) additional RC holes were drilled to further define the deposit.  Additional metallurgical test work and test assaying were also carried out.

The property was essentially idle from mid-1999 until Metallic began its first drilling program in 2003 (see “Drilling” below).

Historical Production

There has been no commercial production from the Converse property and there are no historical waste dumps or tailings on the property.

Geological Setting

The Converse Property area is underlain by Paleozoic sedimentary rocks within the Roberts Mountain and Golconda transported structural blocks (allochthons).  The principal unit in the area is the Havallah Sequence, which is situated in the upper plate of the Golconda thrust (Permo-Triassic).  The structurally-complex Havallah Sequence is a regionally extensive unit, ranging from Mississippian to Permian in age, which underlies the surrounding Havallah Hills, Buffalo Mountain range, the Edna Mountains and the western portion of the Battle Mountain range.

The Havallah Sequence was originally subdivided into the Pumpernickel Formation (dominantly chert and argillite, with lesser basalt and trachyandesite) and the Havallah Formation.  The Havallah Formation was further subdivided into the Jory Member (coarse-grained pebble conglomerate and calcareous sandstone), Trenton Canyon Member (chert and shale) and Mill Canyon Member (calcareous fine-grained sandstone and quartzite with interbeds of limestone and black chert).  In recent years, the original stratigraphic nomenclature has been dropped in favor of tectono-stratigraphic divisions, consisting of various thrust plates further subdivided into the various lithologies.

Below the Havallah Sequence, the lower plate of the Golconda thrust consists of the Roberts Mountains allochthon, which is unconformably overlain by the Antler Sequence "overlap assemblage."  This portion of the Antler Sequence is considered to be the shallow water time-equivalent of the Havallah Sequence.  Neither the Roberts Mountain allochthon nor Antler Sequence is exposed at Converse, but both are presumed to occur at depth below the Havallah Sequence and Golconda thrust.

Intrusive rocks (batholiths, stocks, dikes, and sills) of Jurassic, Cretaceous, and Tertiary age occur throughout the region.  Some of these intrusions, particularly those of Tertiary age, are associated with gold mineralization.

Tertiary volcanic rocks in the region include the Oligocene Caetano quartz latite ash flow tuff, the Oligocene or Miocene Bates Mountain rhyolite ash flow tuff and Pliocene basalts.

Alluvium (gravel, sand, and mud), often exceeding hundreds of feet in thickness, fills Buffalo Valley and other basins in the region.

The major structural feature of the region is the Golconda thrust fault, which separates Havallah Sequence rocks (hanging wall) from Antler Sequence and older rocks (footwall).  Several subsidiary thrust faults in the upper plate of the Golconda thrust juxtapose various Havallah Sequence units.  North-to-northwest-striking folds within the Havallah Sequence are interpreted to have accompanied the thrust faulting.  The Golconda thrust is exposed along the eastern side of the Havallah Hills.

There is a series of north-striking faults in the Havallah Hills and Battle Mountain range, which are believed to be Tertiary in age and frequently control the emplacement of Tertiary intrusives.  Most of these faults exhibit normal displacement, though some reverse faulting has been documented.
The Havallah Sequence is entirely covered by alluvial deposits on the Converse Property, except for a very small area on the extreme northern border.  The nature of the bedrock in the immediate property area is known only from drill data.  Bedrock units generally trend north-south and dip approximately 20° to 35° to the west.

Deposit Type

The Redline deposit has been identified as a skarn deposit.  Gold mineralization is associated with the precipitation of sulfides (pyrite-pyrrhotite-chalcopyrite-sphalerite-molybdenite) during one prograde (garnet-pyroxene-K-feldspar) and two retrograde (chlorite-epidote-actinolite-quartz-calcite and quartz-calcite) alteration events.  The alteration events were subsequent to the emplacement of a dioritic, intrusive stock, and the development of a contact metamorphic halo (hornfels).  The majority of the gold appears to have been introduced during the prograde event.

Alteration occurs mainly as replacements of carbonate minerals in the matrix of calcareous sandstones and also as cross-cutting veinlets.  The porphyry is characterized by endoskarn calc-silicate alteration and by a secondary biotite (potassic) event.

The Buffalo Valley gold deposit, which is located about 8 miles (13 km) south-southeast of the Converse Property, is a similar skarn-related deposit hosted in the same rock type and exhibiting similar gold grade and alteration. The Goldcorp/Barrick Marigold Mine open pit mine is hosted in similar rocks located 5 miles (8 km) to the east of Converse.  It has been in production for about 15 years, processing gold ores similar in grade to the Converse mineral resource both by heap leach and conventional milling.  It currently operates as a run-of-mine heap leach operation producing approximately 90,000 oz of gold per year.

Mineralization

The Redline Deposit is crescent-shaped and occurs along the western contact between a diorite porphyry stock and west-dipping, Havallah sediments. The deposit extends over a 4,200 ft by 2,100 ft area (1,200 m by 640 m), oriented roughly north-south.

While local concentrations of sulfide minerals can exceed 2%, the total sulfide content is estimated to be less than 0.5%.  The principal sulfide minerals identified are pyrrhotite and chalcopyrite, with lesser amounts of pyrite, molybdenite, galena and sphalerite.  Higher concentrations of chalcopyrite are often associated with higher gold values. Gold mineralization is disseminated and appears to be mainly associated with the early, prograde skarn event.

In general, the Redline deposit displays somewhat of a horizontally-telescoped geochemical zonation pattern.  Concentrations of silver, zinc, lead, antimony, and arsenic occur progressively distal from the porphyry stock, though there is considerable overlap between the elements.  Mineralization generally dips westerly at 20° to 35°, coincident with the dip of the stratigraphy.

Surface oxidation of the system occurs to variable depths, from 80 ft (25 m) to over 500 ft (150 m) below the present surface.

Drilling

Historic Drilling (1989-1998)

From 1989 to 1998, a total of 155 drill holes totalling 103,979 ft (31,500m) was completed on the Converse project by various operators as described above in the “Exploration History” section.

Metallic’s Drilling (2003-2007)

In 2003, Metallic drilled 18 RC holes totalling 14,983 ft (4,567m). The program was designed to define further the limits of the mineralization and provide infill information at 200 ft (60m) centers to confirm the validity of previous work.  The drilling concentrated on structural trends, intrusive contacts and higher-grade zones adjacent to previous drilling in an effort to establish controls of mineralization and define possible higher grade zones.

In addition to the RC holes, eight twinned core drill holes totalling 5,307 ft (1,618m) were completed to provide samples for bottle roll and column leach metallurgical test work and to check the sample integrity of the corresponding twinned RC holes.  Core logging and comparison with RC twins showed a strong control on gold mineralization by fracture density that is not uniform across the deposit.  Direct assay correlation between twinned holes was good for three of the eight holes, averaging a 3% difference.  Correlation for the other five was not good, averaging a 38% difference.  For this comparison percent differences were all treated as positive, totalled and averaged.  Core assays were higher than RC in five of the eight holes, averaging 20% higher gold.  For the other three holes RC holes returned on average 33% higher gold.  Given the small sample size, no particular conclusions can be drawn from these differences, which are not uncommon when comparing RC and core drilling results.

 Also in 2003, three east-west Controlled Source Audio Magnetotellurics (CSAMT) geophysical survey lines run south of the deposits confirmed suspected depths to bedrock of 1,000 feet (300 m) peripheral to Converse and indicated a significant offset in bedrock depth attributed to a fault with significant vertical displacement.  A single angle core drill hole completed later in 2003 was directed towards the suspected fault but failed to intersect mineralization.  A single CSAMT line immediately north of the deposits indicated shallow bedrock.

In 2004, Metallic drilled a total of 28 RC holes totalling 24,623 ft (7,506m).  Results were encouraging, as previously unknown mineralization similar in grade and thickness to the known zones was intersected in the area between the North and South Redline deposits.  It was concluded that the deposits were part of one large deposit.  Metallic’s original plans to complete 200 ft (60m) center in-fill drilling changed when statistical analysis of drilling data indicated the continuity of mineralization was sufficient to eliminate the need for closer drill hole spacing.

In 2007, after compiling all available information, Metallic began a drill program designed to produce core suitable for metallurgical and geotechnical work and provide information on the distribution of gold, silver, and copper mineralization within the deposit.  A total of 36,700 ft (11,189m) of RC drilling in 53 holes and 7,332 ft (2,235m) of core drilling in 7 holes was completed.  The core holes were specifically designed to provide geotechnical data for pit wall stability studies of the alluvium that overlies the Redline deposit and to provide samples of mineralized bedrock for metallurgical testing.

However, in 2007 Metallic’s corporate focus turned to evaluation of the Esmeralda gold project in central Nevada.  Subsequent problems at the Esmeralda Mine eventually led to the decision by Metallic’s management to discontinue their exploration efforts entirely in Nevada and to sell the company and its assets.  No additional work of any consequence was completed by Metallic on the Converse Property after early 2007.

The Company’s Drilling (2011)

In February 2011, the Company commenced a core drilling program and 8 core holes were drilled through the month of October, 2011, totalling 13,946 ft (4,252m). During November 2011, a program of pre-collaring by RC drilling was implemented and an additional 10 holes were drilled, totalling 4,220 ft (1,287m). Six of the pre-collared holes were extended by core drilling an additional 4,936 feet (1,340m). One drill hole remained in progress at depth of 1,356 ft (413m) at year-end 2011. Total drilling for 2011 was 18 holes drilled totalling 23,102 ft (7,043m), combined RC and core.

The Company’s Drilling (2012)

In May 2012, the Company announced drill results for 15 core drill holes, which confirmed that mineralization in the Redline deposit is still open at depth below the conceptual pit boundaries defined by the Company’s Preliminary Economic Assessment (“Scoping Study”) which was published in December, 2011 (see “Converse Scoping Study –December, 2011” below for further details).

Sampling, Assaying and Data Verification

Reverse Circulation Drill Sampling

Metallic collected RC drill samples from a cyclone attached to the drill rig every 10 ft (3m) when in alluvium and every 5 ft for bedrock samples.  A Jones riffle splitter was used to split dry samples down to a size of approximately 10 lbs.  A rotary splitter was used to collect wet drill samples.  RC samples were collected at the rig by a sampler supplied by the drilling contractor.  Individual samples were placed in bags for shipment to sample preparation facilities.  Sample preparation and assaying of drill samples from 2003 to 2005 were completed at American Assay Labs (“AAL”) in Sparks, Nevada.  Sample preparation for the 2007 drill program was completed at one of ALS Chemex’s sample preparation facilities in Elko or Winnemucca, Nevada. The bags were picked up on-site by personnel of the respective laboratories and transported to their sample preparation and assaying facilities.

Core Drill Sampling

Metallic’s Sample Collection Method

Core samples were collected and placed in 10 ft (3m) capacity waxed cardboard core boxes at the drill rig by a geologist who marked the sample interval based on mineralization present and observed geological and alteration information. Samples varied in length from 1-5 ft (0.3-1.5m) and averaged about 3 ft (1m).  Drill core was logged and digitally photographed. A half-split of core was taken by one of three splitting techniques: (a) in the case of competent core material, the core was cut with a diamond saw; (b) if the core material was extremely hard, it was split using a hand-operated hydraulic core splitter; and (c) if the core was incompetent, a barrier was placed midway down the length of the core box groove and one side of the interval was scooped out and bagged.  Bagged half-splits were transported to the assay laboratories for analysis. The second half-core split was stored for possible future use.

The Company’s Sample Collection Method

Drill core is usually sampled at 5 ft (1.6m) intervals in bedrock unless significant zones need apparent special attention, in which case, the intervals are modified. Overburden material is sampled on 10 ft (3.3m) intervals. Core sampling is carried out depending on the nature of the recovered material.  Competent core is sampled by taking a ½ split (HQ or smaller sizes) and a ¼ split (PQ size) of the original whole core.   For NQ or smaller sized core, the core is cut through the center with a diamond saw and bagged. For PQ sized core, one half is re-sawn to give a ¼ split which is then bagged. Broken core is sampled by hand.  A representative selection of the larger pieces are combined with the finer material obtained using a modified dry-waller’s corner trowel. Some of the core, especially in the loose overburden sands and gravels, is sampled by hand with a pallet knife taking care to obtain a representative amount of all the material. The samples are placed in bags with bar-coded labels and marked with the drill hole number and footage interval. The bagged splits are delivered to ALS Chemex (ALS) lab in Reno, Nevada by the Company’s personnel.  The remaining core split is returned to the original core box and stored in the Company’s secure warehouse building in Reno.

Assaying, Quality Assurance and Quality Control

           Metallic

Sample preparation and gold analyses for drilling completed from 2003 to 2005 were carried out by AAL in Sparks, Nevada.  Samples were passed through a jaw crusher and then through a Jones riffle splitter. A 200g to 400g sample split was then pulverized to 90% passing 150 mesh (~1mm) using a ring grinder.  AAL used a 30g fire assay with gravimetric finish method of analysis for gold and silver.  Any sample that assayed over 4 g/t (0.12 oz/ton) gold was re-assayed using a larger 150g pulp of the previously pulverized sample.

Gold analyses for the 2007 drilling program were completed by ALS using a 30g fire assay with an AA analysis (instead of gravimetric) at one of their two laboratories located in Vancouver, Canada, and Reno, Nevada.  Samples with assays greater than 10 g/t (0.3 oz/ton) gold were automatically re-assayed using a 30g fire assay with gravimetric finish method.  Multi-element analyses were done using the ICP spectrometry analytical method.  ALS used a four acid “near total” digestion and the ICP method was done using both the ICP-MS (mass spectroscopy) and ICP-AES (atomic emission spectroscopy) techniques.

Coarse reject (i.e. the non-pulverized material) intervals  for different assay ranges were routinely selected for re-assay by either ALS in Reno or BSI Inspectorate in Sparks, Nevada after initial assay results were received.  ALS routinely introduced blanks and standards into the sample procedure as part of its internal QA/QC program.  No significant errors were detected during the check assay program.

Metallic also twinned (i.e. drilled a second hole at the same location) a number of drill holes completed by previous operators and assay results indicated that original assay results by the previous operators were reliable.

The Company

Sample preparation and analytical work for the Company’s drilling program is carried out by ALS in Sparks, Nevada.  All samples are assayed using a 30g fire assay with an AA finish.  Samples with gold assay values greater than 0.5 oz/T (17.1 g/t) are re-assayed using fire assay with a gravimetric finish.  As part of the Company’s QA/QC protocol, standard samples and blanks are inserted into the sample processing procedure at a rate of one per 10 samples. If there are anomalously high or low values for the standard or blank samples, the lab is instructed to re-analyze the sample batch containing the anomalous results.  The Company uses five standards which are purchased from commercial providers of standard reference materials. The gold standards range from 0.61 g/t to 6.42 g/t.  Duplicate samples (i.e. samples from the same pulverized material) and check samples re-assayed by a second independent laboratory also form part of this sampling protocol.

Metallurgical Testing

Historical metallurgical testing included a program of work initiated in 2004 by Kappes Cassiday and Associates (“KCA”) and follow-up work by McClelland Laboratories Inc. (“McClelland”) in 2009, both in Reno, Nevada.   The KCA program of testwork was conducted in three parts as follows: (a) the initial test program included gravity concentration, fine grind cyanide leach bottle rolls and coarse grind cyanide leach bottle rolls (the samples used for the initial KCA tests comprised 9 composites selected by grade and degree of oxidation from 8 drill holes, with grades varying from 0.021 oz/ton to 0.044 oz/ton); (b) the second test program completed a series of 750 bottle roll leach tests in assay reject (core and RC) samples from the exploration drilling program; (c) the third test program used the same samples as the initial program and included column cyanide leaching and Bond comminution tests.  In 2009, McClelland carried out testing on samples from 1,179 core drill hole intervals (approximately 5ft long each, for a total of 5,116ft) from 5 drill holes, 2 in the North and 3 in the South Redline deposits.

The Company’s current metallurgical testing program is being carried out at McClelland under the guidance of Tony Brown, the Company’s metallurgical consultant, on samples produced by the 2011 drilling program and was structured based on a review of the historical testwork referenced above.  Column leaching and load permeability test work continues in anticipation of initiating a detailed feasibility study at the Converse property in 2013 if metallurgical results warrant.

Gravity Concentration Testing

Gravity tests completed by KCA on ground composite sub samples indicated that 75% to 88% of the gold could be recovered into a concentrate with mass pull between 2% to 24%.

Grinding Tests

Oxide, mixed and sulphide composites were submitted by KCA to Hazen Research for Bond Ball and Rod Mill work index as well as Abrasion index determination. All samples were moderately hard (Bond ball work index (BWI) 14.6 to 15.4 kWh/T) and considerably abrasive (Abrasion index (Ai) 0.49 to 0.7g).

Cyanide Leach Test Results

Bottle Roll Leach Tests

The results from coarse bottle roll testing using mineralized samples ground to 100% minus 0.25 inches, 80% passing (P80) 10 mesh (2 mm) of assay reject (core and RC) samples from the exploration drilling program concluded that on a comparative basis extraction of gold from samples in the North Redline deposit is slightly lower than that in the South Redline deposit.  Cyanide consumption in the North Redline deposit is slightly higher than the South Redline deposit but there appears to be no correlation between gold extraction or cyanide soluble copper and depth in the deposit.

The results from bottle roll variability testing by KCA at 100% minus 200 mesh (74 microns) and by McClelland at P80 0.07 inches (1.8 mm) both suggested that at those sizes cyanidation response is not particularly sensitive to ore zone, depth, grade (gold or copper) or oxidation with respect to gold recovery, although the North Redline deposit appears to have higher cyanide soluble copper.  According to McClelland, gold recovery appears to be lower for chert and porphyry rock types than for siltstone and sandstone.  KCA did not differentiate between these rock types.

The KCA minus 200 mesh bottle roll leach tests using the 9 composite samples (test program (a)) gave gold recoveries of between 95% to 98%.  All samples returned a gold tail grade of 0.001 oz/ton.

The P80 1.8 mm McClelland bottle roll tests comprised standard testing of 39 composites prepared from 5 drill holes based on “ore zone” (North or South Redline deposits), depth, head grade, (gold and copper), oxidation state and rock type as interpreted by core logging records.  The average gold recovery for all of these composites was 65% in 7 days of leaching, notably lower than the minus 200 mesh bottle roll recoveries reported by KCA.

The initial testwork undertaken by McClelland as part of the Company’s current (2011/2012) metallurgical test program included bottle roll leach tests using samples from 2 core drill holes located centrally within the South Redline deposit.

Preliminary results from the current test program confirm previous testing.  These tests showed a significant increase in recovery for both gold and silver when the P80 is reduced from 250 to 75 microns and marginal improvement by further reducing P80 to 45 microns and adding activated carbon to the leach slurry.  With the exception of one composite, which returned gold recoveries in the mid 80%’s (and also gave poor results in column leaching), all samples showed gold recoveries in the 90%’s. Associated silver recoveries were in the mid 60%’s.

Column Leach Tests

Initial column testing at KCA was carried out on sub-samples of the same composites crushed to 100% passing 1.5 and 0.375 inches. Sub-samples of residues from the 1.5 inch columns were re-crushed to 100% passing 0.25 inches and re-leached in an effort to evaluate the impact of crushing to minus 0.25 inches initially. While this approach is adequate for project screening purposes, the Company considers the results to be quantitative, not absolute, indicators of performance due to factors including:

●	Potential for surface oxidation of sample as the coarse column residues are dried prior to re-crushing.
●	Degradation of coarse material in the column during the initial 62 days of leaching.
●	Potential loss of leached fines in unloading, recrushing and reloading.

The results clearly showed increased recoveries associated with finer crushing and the suggestion that the “sulfide” designated samples tended to produce lower gold recoveries compared to “oxide” samples.

Column leach tests were undertaken by McClelland (2009 program) using four low-grade gold grade composites designated as North and South Low Grade Oxide (NLGOx and SLGOx), Low Grade High Copper (LGHiCu Master) and Low Grade High Sulfur (LGSulf Master) at P80 9.5 mm (0.375 inches).  The purpose of this test program was to evaluate the impact of changes in lime addition and cyanide concentration.  Based on results from those tests an “ore grade” master composite was assembled and tested in leach columns at feed sizes ranging between P80 25 mm (1 inch) to 1.7 mm (0.067 inches) to evaluate the impact of feed size at constant reagent strength.  Results once again showed increased recoveries associated with finer crushing.

Testwork at KCA suggested that heap leaching at P80 0.25 inches produced average oxide, transition and sulfide recoveries of 62%. Similarly, testwork at McClelland on a “master composite” at P80 0.25 inches produced gold recovery of 60%.

Conclusions

Results from current and prior testing are generally in agreement. All testing points to increasing amenability to cyanidation for gold recovery at finer particle sizes.  It also appears that below an as-yet-undefined critical size on the order of 75 microns metallurgical recoveries from cyanide leaching become consistent regardless of location, host rock type, oxidation state or grade.

Column test results using the relatively coarse crushed composites (comprised of various rock types) are not consistent, which suggests a difference in metallurgical response associated with rock type and/or oxidation state (metallurgical “domains”).  This implies the need for variable cut-off grades in pit planning.  If a particular domain is unresponsive to heap leaching at a P80 of 0.25 inches (considered the minimum practically attainable for heap leaching on a commercial scale) and since it seems likely that agitation leaching is not economically viable, then that domain should be categorized as waste below the relatively elevated cut-off grade required to justify lower recoveries associated with its treatment.

Limited testing indicated the potential to produce gravity or flotation concentrates from “higher grade” material but given the overall grade of the deposit this appears to be of little practical interest since milling is an unlikely option for  development of the Converse property at this time.

The metallurgical testwork completed to date appears to have produced sufficient data to support the use of a relatively conservative gold recovery of 60% for preliminary property economics. Silver recovery appears to be on the order of 50% of gold recovery. Cyanide bottle roll recoveries of 90% gold and 60% silver could be used to test the viability of agitation leaching.

On-Going Metallurgical Testwork

The Company’s current metallurgical testwork (column testing), which began in 2011 at McClelland, is on-going and is being overseen by Anthony Brown.  In early 2012, an additional 18 composite core samples were submitted to McClelland for column leach testing to further evaluate the variation in metallurgical recoveries throughout the Redline deposit and to assist in the definition of the operational parameters for a potential heap leach operation at Converse.  Final results from the metallurgical testwork program are expected to be available in October 2012, although it is anticipated that one more round of column leach testing will be required before the decision to commence a feasibility study will be made in 2013.

Historic Resource Estimates

In 2002, Mine Development Associates (“MDA”) reported resource estimates for the Converse Property in a 43-101 compliant report  prepared for Metallic. These resource estimates were calculated by MDA for the Nike JV in 1999 using all drill hole data available at that time, and using inverse-distance grade interpolation to build a computer block model. Since 1999, no additional drilling had been done that would affect the resource estimates, so MDA’s previous estimate was still their best available estimate in 2002. Using a tonnage factor of 12.34 ft3/t, an average based on density measurements done by KCA and by the Nevada Bureau of Mines and Geology (“NBMG”), and a cut-off grade of 0.01 oz/ton gold, MDA estimated:

●	Indicated resources of 77.4 Mt with a gold grade of 0.020 oz/ton, containing 1.53 million ozs of gold; and,
●	Inferred resources of 61.8 Mt with a gold grade of 0.018 oz/ton, containing 1.14 million ozs of gold.

In 2004, Metallic completed a resource estimation study using ordinary kriging to build a computer block model that incorporated new holes that had been drilled after the previous resource estimate. This study was reviewed by Watts Griffis and McOuat (“WGM”), who checked the kriged block model by creating an inverse-distance block model. This 2004 resource estimate used the same tonnage factor that MDA had used, but reported at a lower cut-off grade, 0.008 oz/ton gold, rather than the 0.01 oz/ton gold cut-off that all previous studies had used. In 2004, WGM prepared a 43-101 compliant report that was filed on SEDAR by Metallic. The mineral resources reported in the WGM report were:

●	Measured and indicated resources of 263.0 Mt with a gold grade of 0.015 oz/ton, containing 3.93 million ozs of gold; and,
●	Inferred resources of 35.0 Mt with a gold grade of 0.014 oz/ton, containing 500,000 ozs of gold.

The 2004 resource update also, for the first time, reported the silver grade of the resource: 0.058 oz/ton for the measured and indicated resources, and 0.052 oz/ton for the inferred resources.

In 2008, Metallic completed a preliminary slope stability geotechnical evaluation for the Redline deposit at Converse and engaged FSS Canada (“FSS”) to update the resource model to reflect the additional drilling completed in 2007.  This work included data-base assay verification for 2007 drill data as well as the modeling of silver and copper assays, which were added to the original Converse project resource model.  The FSS resource model update was completed in February 2009, but a new mineral resource estimate was not calculated at that time.

The Company’s Resource Estimate - August, 2011

In August, 2011 the Company completed an updated resource estimation based on the results of 207 drill holes totalling approximately 162,500 ft (49,500m), which defined an area of mineralization of approximately 5,000 ft (1,524m) by 6,600 ft ( 2,012m).  The mineral resource estimate, with an effective date of August 24, 2011, was classified in accordance with CIM guidelines by independent consultant R. Mohan Srivastava (P. Geo.), a Qualified Person (“QP”) under NI 43-101. The mineral resources, reported at a cut-off grade of 0.27 g/t, were:

●	Measured and indicated resources of 330.9 Mt with a gold grade of 0.48 g/t, containing 5.15 million ounces of gold; and,
●	Inferred resources of 31.7 Mt with a gold grade of 0.44 g/t, containing 444,000 ounces of gold.

Converse Scoping Study - December, 2011

On December 19, 2011, the Company announced positive results of an independent preliminary economic assessment (“Scoping Study”) for the Converse property, which included a further updated mineral resource estimate.  Highlights of the Scoping Study (at base-case metal prices of $1,300/oz gold and $25/oz silver) are summarized below:

●	Conceptual mine production: 217 Mt at an average grade of 0.52 g/t gold and 3.9 g/t silver (or 0.58 g/t gold equivalent), containing 3.60 million ounces (“ozs”) gold and 27.6 million ozs silver.

●
Recovered ozs: 2.17 million ozs gold and 8.47 million ozs silver (or approximately 2.33 million ounces of gold equivalent) using average expected metallurgical recoveries of 60% for gold and 31% for silver.

●
Conceptual process throughput of 45,000 tpd (16.5 Mt per year) from an open-pit mine with a recovery process using cyanide heap leaching followed by carbon adsorption/stripping and electrowinning to produce gold/silver doré bars.

●	Pre-tax cash flows: $494 million non-discounted; $185 million at a 5% discount rate and $70 million at an 8% discount rate.

●	Pre-tax Internal Rate of Return (”IRR”): 10.5%.

●	Total cash operating cost per tonne: $8.35.

●	Total cash operating cost per oz gold: $745 per oz of gold (with silver as a by-product credit).

●	Initial Capital: $455 million (including $60 million in contingency).

●
This Scoping Study is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of the Scoping Study will be realized and actual results may vary substantially.

Mineral Resource Estimate Details

Based on drill results received up to a cut-off date of November 4, 2011, an updated mineral resource estimate was calculated by R. Mohan Srivastava (P.Geo), an independent consultant. The new estimate was a minor update to the mineral resource estimate announced by the Company in August, 2011 and now includes the silver content of the Converse deposit, which has not been previously reported by the Company.

The resource estimate, with an effective date of December 19, 2011, is reported at a cut-off grade of 0.27 g/t gold and is summarized in the table below.

Converse Deposit – Mineral Resource Estimate at a cut-off grade of 0.27 g/t gold

Resource EstimateCategory	Tonnes	Gold Grade (g/t )	Silver Grade (g/t)	Contained Ounces
				Gold	Silver	Gold Equivalent
Measured	221,172,000	0.51	3.91	3,590,000	27,828,000	3,868,000
Indicated	99,057,000	0.50	3.18	1,582,000	10,125,000	1,683,000
Measured and Indicated	320,229,000	0.50	3.69	5,172,000	37,953,000	5,551,000
Inferred	31,242,000	0.51	3.00	507,000	3,013,000	537,000

1)	Numbers are rounded to reflect the precision of a resource estimate.
2)	The estimated mineral resources that are not mineral reserves do not have demonstrated economic viability.
3)
Gold equivalent ounces are estimated for mineral resources using 100:1 silver to gold ratio that assumes base case metal prices of $1,300 and $25 for gold and silver respectively and metallurgical recoveries of 60% for gold and 31% for silver.

4)	To limit the influence of individual high-grade samples, grade cutting was used. Gold assay grades were capped at 15 g/t and silver grades were capped at 100 g/t.
5)	Average dry bulk densities of 2.72 tonnes per cubic meter were used for all mineralized rocks.
6)	The grades were interpolated using the “Ordinary Kriging” estimation technique.
7)	Descriptions of parameters to determine “Measured”, “Indicated” and “Inferred” resources are provided below.
8)	The contained metal estimates remain subject to factors such as mining dilution and losses and, process recovery losses.
9)
The mineral resources were estimated using CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

As at the date of the resource estimation, a total of 316 resource definition and other exploration drill holes (both RC and core) had been completed totaling approximately 65,000m.  The mineral resource estimate is based on the results of 209 drill holes totaling approximately 50,600m, which define an area of mineralization approximately 1,500m by 2,000m.  The remaining 107 drill holes were exploration holes that were not close enough to the mineralized body to influence the mineral resource estimation process.

Resource Estimation Methodology

Mineral resources were estimated by the ordinary kriging estimation method using a search ellipse with a radius of 150m by 150m by 50m. The two longer axes of the ellipse were oriented vertically and parallel to the contact with the central intrusive and the short axis was oriented perpendicular to the contact with the intrusive. Converse comprises two deposits - North and South Redline - which envelop (wrap around) this central intrusive.

The search ellipse was sub-divided into octants (eight sectors) and within each octant a maximum of four sample assay values were used. The variogram model used for ordinary kriging had ranges of correlation equal to the radiuses of the search ellipse and its orientation was aligned with the search ellipse, with the direction of maximum continuity parallel to the contact with the central intrusive. The estimation using a locally-varying direction of maximum continuity was performed using the consultant’s in-house software.

Resource classification was based on three criteria: 1) Distance to the nearest sample, 2) Number of octants with data, and 3) Number of different drill holes. Below are the principal criteria for each resource category:

–	Measured resources have (a) a sample within one-third of the variogram range, (b) samples from at least four octants, and (c) samples from at least two drill holes.
–	Indicated resources have (a) a sample within two-thirds of the variogram range, and (b) have samples that came from at least four octants, and (c) samples from at least two drill holes.
–	Inferred resources have (a) a sample within two-thirds of the range of the variogram, (b) no restriction on the number on the minimum number of octants and (c) samples from at least two drill holes.

Scoping Study Details

The independent Scoping Study was overseen by Micon International Limited of Toronto, Ontario Canada (“Micon”), with SRK Consulting (U.S.) Inc. of Reno, Nevada (“SRK”) responsible for the heap leach pad design and R. Mohan Srivastava (P.Geo), responsible for the updated resource estimate.  Detailed results of the Scoping Study are shown in the table below.

Converse Deposit Scoping Study (all in US Dollars)

Item	Units
Base Case Gold price	$ per ounce	$1300
Base Case Silver Price	$ per ounce	$25
Initial Mine life	years	13.5
Strip ratio	Waste rock : mineralized rock	2.3:1
Average annual gold production	ounces/year	160,000
Average annual silver production	ounces/year	638,000
Average annual gold Eq. production4	Au Eq ounces/year	173,000
Life-of-mine gold production	ounces	2,165,000
Life-of-mine silver production	ounces	8,471,000
Life-of-mine gold Eq. production4	Au Eq. ounces	2,328,000
Plant processing rate (~45,000 tpd)	tonnes/year	16,556,000
Metallurgical recovery – gold	%	60%
Metallurgical recovery – silver	%	31%
Initial capital 2	$ millions	$455
Total Cash operating cost 3	per tonne processed	$8.35
Total Cash operating cost 5	per ounce Au (with Ag credit)	$745
Total Cash operating cost inc capital 5	per ounce Au (with Ag credit)	$998
Pre-Tax IRR	%	10.5%
Pre-Tax Cash Flow (non-discounted)6	$ millions	$494
Pre-Tax NPV, 5% discount rate6	$ millions	$185
Pre-Tax NPV, 8% discount rate6	$ millions	$70

1)
This Scoping Study is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of the Scoping Study will be realized and actual results may vary substantially.

2)	Initial Capital includes $60 million in contingency allowance. Costs are based on Q3 2011 estimates and no escalation factors have been applied.
3)	Total Cash Operating costs include estimates of refining charges.
4)	Gold equivalents (“Au Eq.”) for production are estimated using a silver-to-gold ratio of 52:1 calculated by using the base case metal prices.
5)	By-product accounting subtracts the revenue generated by silver from the total operating costs to determine the cost per ounce of gold.
6)	Cash flow and Net Present values (“NPV”) are all shown pre-tax, but include 5% net smelter return (“NSR”) royalty due to third parties and refining and transportation charges.
7)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Sensitivities to gold and silver prices are shown in the table below.
Converse Deposit Sensitivity Analyses (base case in bold)

	Gold Price/Silver Price ($/oz)
Category	$1,000/ $19.00	$1,200/ $23.00	$1,300/ $25.00	$1,400/ $27.00	$1,600/ $31.00	$1,800/ $35.00	$2,000/ $39.00
IRR	-4.3%	6.0%	10.5%	14.7%	22.5%	29.8%	36.8%
Cash Flow ($ millions)	-171	272	494	715	1,158	1,602	2,045
NPV 5% ($ millions)	-269	33	185	336	639	941	1,244
NPV 8% ($ millions)	-300	-54	70	193	440	687	934

Mining

The conceptual mining method for Converse is open-pit with truck haulage delivering to a primary crusher.  The average life-of-mine strip ratio is 2.3:1.  Mining will be by drill and blast for the bedrock, with the overlying gravels not requiring blasting.  350 tonne-capacity haul trucks (approximately 17), loaded by hydraulic shovels will deliver mined material either to the primary crusher or to the waste dump. Bench height in the open-pit is projected to be 12 meters (40 feet).

Processing

The conceptual processing plan for Converse envisages 3-stage crushing to 80% passing 9.5mm and cyanide heap leaching followed by carbon adsorption/stripping, electrowinning and smelting to produce gold/silver doré bars for shipment to a refinery.

Initial metallurgical test results by the Company were published on November 29, 2011, showing metallurgical recoveries for gold of 79%, 80% and 50% for the three completed column tests.  These initial results were used in combination with metallurgical testwork conducted by Metallic Ventures, the previous owner of the project, to estimate the gold recovery of 60% used in the scoping study. Silver recoveries are variable and are approximately 50% of the gold recoveries. The metallurgical test program is ongoing to determine if an anticipated feasibility study commencing in 2013 is warranted.

Taxation

The results presented above have been estimated on a pre-tax basis. However, the Converse project will be subject to US federal income tax at graduated rates ranging from 0% to 35% or at an alternative minimum tax rate of 20%. It is typical for a mining operation in the US to have an effective tax rate below 30% and, for the base-case, Micon expects the project’s effective tax rate to be closer to 20%.

A mining operation in Nevada is not subject to state income tax. However, Nevada imposes a tax on the net proceeds of mining operations (Nevada Net Proceeds of Minerals Tax), which is based on a sliding scale between 2% and 5%, depending on the ratio of net proceeds to gross proceeds achieved by the mining operation during the year.

Future Work

The Company is currently continuing metallurgical testwork (column leaching) at McClelland Labs in Reno, Nevada, in order to determine optimum grind size for increasing amenability to cyanidation for gold recovery.  Final results from the metallurgical testwork program are expected to be available in October, 2012, although it is anticipated that one more round of column leach testing will be required before the decision to commence a feasibility study can be made.

PRINCIPAL PROPERTIES – ECUADOR

Rio Blanco Property, Ecuador (100% interest)

Property Description and Location

The Rio Blanco property consists of four mining concessions held 100% by the Company (San Luis A2, Miguir, Canoas and Canoas 1), which in aggregate comprise 5,799 hectares (approximately 58 sq. km). It is located in the province of Azuay approximately 50 km west of Ecuador’s third largest city, Cuenca and approximately 320 km southwest of Ecuador’s capital city, Quito.

Rio Blanco is located adjacent and to the west of the Cajas National Park, where mining is prohibited.  It is situated within an environmentally-designated “protected area” known as a “Bosque Protector”. Mining is not prohibited in such areas but permitting requirements tend to be more stringent.

The Company also owns the surface rights to approximately 1,000 hectares covering the surface exposure of the main target areas at Rio Blanco, its exploration camp and the area for the proposed mining operation.  The Company has surveyed the mining concessions and surface rights boundaries but no external, independent survey has taken place.

The known mineral resources on the Rio Blanco property are located in the central portion of the Company’s mining concessions, entirely within the San Luis A2, Canoas and Canoas 1 concessions. There are presently no known mineral resources on the Miguir concession.

Ecuadorian mining law makes provision for preservation of the natural environment.  At present, holders of mining concessions are required to undertake environmental studies at all stages of the exploration and development cycle and to minimize and mitigate environmental damage resulting from their activities.

The Company has obtained an environmental license for its environmental and exploration programs at Rio Blanco.  The Company completed an Environmental Impact Study (EIS) for the planned mining operation at Rio Blanco but was not able to file it with the Ministry of Non-Renewable Natural Resources (“MRNNR”) and the Ministry of the Environment (“MoE”) prior to issuance of Ecuador’s Mining Mandate on April 18, 2008. In addition, public consultations with the surrounding local communities, as well as with regional and federal government agencies, were completed. Comments received from the consultations were incorporated in the draft  EIS, which was then submitted to the MoE for review in the last quarter of 2011. Following review and comment from the MoE the revised EIS in final form was submitted to the MoE in March 2012. The Company awaits approval of the EIS.  There is no guarantee that final permits will be granted.

There are no environmental liabilities from previous exploration on the Rio Blanco property area and there has been no past production from the project area.

Acquisition of Concessions

Canoas, Canoas 1 and San Luis A2 Concessions

Under the terms of a purchase option agreement dated October 8, 1998 (as amended) (the “Option Agreement”) between the Company and Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”), a previously existing joint venture agreement dated June 7, 1996 (under which Rio Tinto had the right to earn up to an 80% interest in the Company’s 100% owned San Luis A2 concession) was suspended and the Company was granted the option to purchase a 100% interest in Rio Tinto’s Canoas and Canoas I concessions. The Option Agreement combines the two Canoas concessions and the Company’s San Luis A2 concession (the three concessions collectively referred to as the “Property”).

In order to maintain the option, the Company was required to pay a total of $3,265,000 in cash and shares to Rio Tinto.  As at June 30, 2011, a total of $1,045,000 in cash had been paid and 683,855 common shares of the Company had been issued (for the equivalent cash value of $520,000).   On August 15, 2011, the Company signed an agreement with Rio Tinto (the “Termination Agreement”) which  gave the Company full rights to the Property and terminated all future payments and royalty obligations to Rio Tinto in return for a final one-time payment by the Company to Rio Tinto of $3,000,000 (paid on August 18, 2011).  According to the terms of the Termination Agreement, the Company assumed responsibility for any liabilities previously or currently existing, or subsequently arising in connection with the activities or operations conducted by the Company on the Property.    As a result of the Termination Agreement, the Company now owns a 100% unencumbered interest in the Property.

Miguir Concession

Pursuant to an agreement dated February 4, 1994, as amended, between two local Ecuadorian residents (collectively the “Optionors”) and the Company’s subsidiary, San Luis Minerales S.A. , the Optionors assigned to San Luis Minerales S.A. a 100% undivided interest in the Miguir concession in consideration of payments totalling $1,442,000 (of which $492,000 has been paid to date).  The balance of the cash option payments to the Optionors of $950,000 is due as follows:

(a)	$200,000 upon completion of a positive feasibility study on a mineral deposit on the Miguir concession;
(b)	$500,000 at commencement of commercial production from the Miguir concession; and
(c)	$250,000 one year after commencement of commercial production from the Miguir concession.

The Company’s current plans at Rio Blanco do not anticipate completion of a feasibility study on the Miguir concession or commencement of commercial production thereon and therefore the Company does not anticipate making further payments to the Optionors.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Rio Blanco Project is situated on the western flank of the Western Cordillera in southwestern Ecuador. Elevations in the main target area range from 3,000m to 4,000m.  The project is located approximately 50 km west of Cuenca and approximately 320 km southwest of Quito.

From the city of Cuenca, access is about 1.5 hours by car along a paved highway (which links Cuenca with the coastal Pan American Highway to the west) to the village of Molleturo.  From Molleturo, driving time is about one hour on a 20 km long, 4-wheel drive, well-maintained dirt road to reach the Company’s fully-equipped base camp located on the San Luis A2 concession.

The nearby village of Molleturo and its surrounding communities have a population of approximately 5,000 people, with limited infrastructure facilities. There are five small communities that are considered to be in the area of direct social and environmental influence of the project: Rio Blanco, Cochapamba, Zhin Alto, Yumate and Llano Largo.

The project area topography is rugged (rising to approximately 4,000m) with substantial outcrop on the steeper slopes and the higher parts mainly comprising grasslands (locally known as “páramo”). The rock outcrops, the steep mountain slopes and the absence of substantial soil result in a lack of major vegetation, except for shrub cover on the steep valley sides.

The average annual temperature range at the Rio Blanco property is mild, with minimums and maximums respectively of approximately 0 to 18oC.  Average relative humidity is 91%.

Site-specific precipitation data have been compiled by the Company at the Rio Blanco camp (3,830m above sea level) for the period from January 2004 through September, 2008 and results indicate an average annual precipitation of approximately 860mm. Monthly precipitation data for both the Rio Blanco camp and regional weather stations show a distinct seasonal pattern, with a wet period from November to April and a dry period from May to October.  Approximately 75% of annual precipitation falls during the wet period and 25% during the dry period. February and March are generally the wettest months and account for about 25% of the annual precipitation. July and August are the driest months.  These baseline data are being collected regularly as part of the Company’s Environmental Management program.

Currently, power is supplied to the Company’s camp by a powerline installed by the municipality of Cuenca.  The planned mining operation, however, will require the construction of a new power transmission line.  The cost, exact location and timing of the construction of this powerline are yet to be determined.  Construction of this powerline will require approval by the provincial government.  There is no assurance that such approval will be granted.

Water for exploration activities is supplied from nearby surface water sources.  The Company has received a government permit to use up to 5.77  liters per second from the Quebrada Yantahuaycu for use in the mining and milling operations and for use in camp accommodations. These water rights were issued on December 14, 2010 for  a term of 5 years and are renewable after that period.  Rights of way to build a pipeline to bring the water from Quebrada Yantahuaycu to the mine site have not yet been secured.

Since the Company’s planned mining operation would be entirely underground, there would be no permanent mine waste rock dumps on surface. At least one-third of the processed tailings would be returned to the mine as paste backfill in the worked-out areas, and the balance would be stored in a lined tailings facility on surface, close to the processing mill.

The Company owns the surface rights to approximately 1,000 hectares covering the surface area of its exploration camp and the Alejandra North deposit, together with the surface area for the planned mining and processing operation.  The Company will need to acquire more surface rights as necessary for any potential expansion of its planned mining and processing operation.

History

Exploration History

An initial, regional-scale reconnaissance sampling stream sediment survey was conducted by Rio Tinto in 1994. Gold mineralization was discovered on the Canoas concession in 1995 by Rio Tinto geologists engaged in the systematic follow-up of stream sediment anomalies identified during their regional reconnaissance program in 1994.

During 1996 and 1997 Rio Tinto (as part of a joint venture entered into with the Company in 1996) conducted geological mapping, including extensive surface rock geochemical sampling, geophysics, limited metallurgical testwork and core drilling.  Over 900 surface rock chip and channel samples were collected by Rio Tinto from nine mineralized zones giving an average value of 2.5 g/t gold and a high value of 112.7 g/t gold. Surface sampling was constrained by limited outcrop, with over 60% of the area covered with soils and gravels.  The San Luis A2 concession returned the highest grade surface gold-silver samples reporting values, averaging 11.1 g/t gold and 49 g/t silver from 65 rock samples (this area is now referred to as Alejandra North by the Company).

In 1997, Rio Tinto completed 47 core drill holes for a total of 5,858m on the Canoas and Canoas 1 concessions, testing the areas now known as Alejandra South, Dorada North and Dorada South. Drill results from the northern extremity of the Alejandra South zone included intercepts starting from the surface of 34.5m at 12.3 g/t gold and 27m at 10.4 g/t gold. No drilling was carried out on the Alejandra North vein by Rio Tinto as drilling permits had not been received for the San Luis A2 concession at that time.

Rio Tinto’s geophysical programs included a total of 50.7km of magnetics, 51.3km of EM (electromagnetics) and 29.6 km of IP (resistivity and chargeability) on the San Luis A2 and Canoas concessions. Resistivity results showed extensive, strong highs coincident with areas of known silicification.  In addition, the resistivity results showed a broad, strong high under the San Luis, Alejandra and Dorada Zones suggesting stronger silicification at depth than seen on the surface.  Chargeability anomalies were coincident with the resistivity highs suggesting the possibility of a higher sulfide mineralization potential at depth.

The Company signed the above-mentioned Option Agreement (as amended) with Rio Tinto in 1998 and, following a review of all available Rio Tinto and in-house data, the Company selected three primary target areas for additional detailed geological and surface sampling work.  These target areas (the Alejandra, Dorada and San Luis zones) showed the best potential to host high-grade, low-sulfidation, epithermal gold-silver mineralization located within a 1.7 km long (north-south) and 1.2 km wide (east-west) area.

From 1999 to the implementation of the Mining Mandate in April 2008, the Company has completed several phases of core drilling on the Rio Blanco property.  A total of approximately 72,600m in 449 drill holes has been completed, including 66,700m (402 drill holes) by the Company and approximately 5,900m (47 drill holes) by Rio Tinto (see “Drilling” below).

Additionally, in 2000, the Company completed a 30m long exploration adit below the western outcrop of the Alejandra North vein to evaluate the drill results in that area and to collect bulk samples for metallurgical purposes.  The average grades for all 71 tunnel-round and face-advance samples taken over the 30m length of the adit were 21.9 g/t gold and 216 g/t silver.

No further drilling has been undertaken at Rio Blanco since April 2008.

Geological Setting

Regional Geology

On a regional basis, Ecuador comprises five distinct physio-geographic regions. Running broadly north-south, between Colombia and Peru, they comprise: 1) a wide coastal plain in the west, underlain by accreted Cretaceous oceanic crust, 2) the Western Cordillera, mostly underlain by accreted Cretaceous to Eocene oceanic terranes, 3) the inter-Andean Graben, flanked by active volcanoes such as Cotopaxi, 4) the Eastern Cordillera (Cordillera Real), metamorphic rocks of Precambrian to Cretaceous age, and 5) the Oriente, flat-lying Mesozoic to Tertiary sedimentary rocks that host hydrocarbons (oil), the principal contributor to the economy  of Ecuador. The suite of basement terranes is overlain in the southwest by an Eocene to Recent calc-alkaline volcanic arc (Saraguro Group) with numerous Tertiary granitoid intrusions. The Tertiary volcanic rocks, in particular voluminous early Miocene ignimbrites, host many of the mineral deposits.

Metalliferous mineralization is focused in the provinces of El Oro, Loja, Azuay and Zamora-Chinchipe, in the south of Ecuador. It is generally controlled by regional basement fractures of Andean trend (north-northeast); the same fractures controlled contemporaneous Tertiary volcanism, emplacement of dome complexes, and calderas. Mineralization style includes gold skarn, high-sulfidation and low-sulfidation epithermal, and gold (copper) and copper (molybdenum) porphyries, such as the Company’s Gaby gold porphyry deposit. An important Jurassic copper porphyry district (Corriente Belt) occurs on the eastern flank of the Cordillera Real.

Some of the gold districts, such as the Zaruma-Portovelo epithermal veins and Nambija skarn, have each produced several million ounces of gold, principally from small-scale mining operations. A few larger scale precious metal mines have operated in Ecuador, for example SADCO’s Portovelo-Zaruma mine which operated in the 1920’s-1950’s and the Bira gold mine, at Zaruma, which still operates (about 100 tpd).  Most of Ecuador’s gold production, however, is from informal, artisanal underground and placer operations employing thousands of people. This type of operation makes it difficult to estimate gold production for Ecuador, with recent estimates ranging widely from 200,000 to 400,000 ounces per year.

The epithermal mineralization on the Rio Blanco property, of probable Miocene age, is located in the southwest part of the Western Cordillera, close to the regional Bulubulu Fault. This north-northeast striking fault controls a number of mineral occurrences, frequently tourmaline-rich, in southwest Ecuador. These include Chaucha, La Playa and Tres Chorreras. The fault marks the apparent suture between Cretaceous-Eocene terranes in the west, and in-situ continental crust in the east. Important epithermal districts also occur a short distance to the west of the fault, at San Gerardo and Bella Rica, the latter districts located adjacent to the Company’s Gaby gold project

Local and Property Geology

The principal epithermal veins at the Rio Blanco property, including the Alejandra North and San Luis veins, are developed within the Rio Blanco Formation of the Saraguro Group.  This Oligocene formation comprises, in order of importance: non-welded andesitic to dacitic lapilli ash-flow tuffs, welded ash-flow tuffs (ignimbrites) and sedimentary rocks.  Discrete ash-flow tuff units can be mapped and correlated between drill holes. Pumice is an important component of the tuffs, particularly the San Luis Tuff, the youngest tuff in the sequence.  The sedimentary rocks are very variable, ranging from black cherty mudstones, to tuff beds with abundant accretionary lapilli.  The sedimentary packets, rarely more than 10m thick, were deposited during breaks in pyroclastic volcanism, probably in a marine or lacustrine environment.

The volcanic rocks are intruded by a broadly contemporaneous porphyritic andesite intrusion, about 150m thick. The andesite exhibits autobrecciated, peperitic, massive and amygdaloidal facies.  Approximately sill-like, its geometry is complex, particularly in the vicinity of the Alejandra Fault.  With a propensity for brittle fracture and vein development, the andesite hosts a large part of the gold-silver resource at the Alejandra North Vein.

A major diorite intrusion crops out on the lower flanks of Alejandra South and at Dorada. It is generally assumed that this connects to the southwest with the Chaucha intrusive, dated at about 12 million years by potassium-argon methods.  Chaucha hosts a small, low-grade copper-molybdenum porphyry resource (reportedly containing approximately 70 Mt at 0.6% copper and 0.03% molybdenum).

The Rio Blanco district displays a complex structural history. The veins developed within a zone of long-lived northeast-striking faults, probably subsidiary Riedel shears to the north-northeast-striking Bulubulu Fault. The principal faults at Alejandra North are the Scarp, Alejandra and Mirador faults. There is evidence that the Alejandra Fault was active during intrusion of the andesite sill (possibly Oligocene in age). The epithermal veins, generally striking east-northeast to east, developed during Miocene dextral transtension on the controlling faults. The faults suffered important post-mineral offsets; the soft illite-altered halos to veins were particularly prone to reactivation. Fault downthrows during this stage were generally to the south.

Further south, at Alejandra South and Dorada, the faults appear to coalesce and flatten, listric-style, until they are approximately parallel to the contact between the diorite and the country rocks. Style of mineralization also changes in this area. Well-defined veins are not common in the Dorada area, but rather the mineralized zones are characterized by silicification and discontinuous, ill-defined veins along the diorite/country-rock contact.

The principal epithermal veins (including the Alejandra North and San Luis veins), vary in thickness from one meter to 25m and average approximately 10m. They are generally planar and predictable within competent host rocks, such as the andesite sill, but display greater complexity and splitting in other lithologies, e.g. the cherty mudstones.  The Mirador and San Luis tuffs, both pumice-rich, were relatively poor hosts for veining, and the Alejandra North vein pinches out within them. Because the tuffs are sub-horizontal and because the topography rises to the east, the Alejandra North vein is covered by the tuffs in a northeast direction. A large part of the currently known resource is concealed and has been demonstrated only by relatively deep drilling. Although the Alejandra North vein does not reach the surface to the northeast, a subtle halo of illite-smectite (“clay”) alteration is discernible on the surface above the vein at depth.

Sinuous bends are apparent in the Alejandra North vein in some sections, particularly in the immediate footwall of the Scarp Fault. This may reflect post-mineral fault deformation, but in some cases is probably due to refraction of the veins through rock layers of differing competence.

The uppermost part of the Alejandra North vein, close to its upward termination, becomes complex. Drill intersections indicate a relatively continuous simple vein at depth, but, at the surface, as the vein approaches the Mirador and San Luis tuffs, it splits into several thinner veins with shallower south dips (approximately 45o).  Similar gently dipping bonanza-grade veins were encountered during drilling under the southern part of the San Luis Tuff.

Deposit Type

Mineralization at the Rio Blanco property is recognized to be of the low-sulfidation epithermal (adularia-sericite) type. This interpretation has been supported by Portable Infrared Mineral Analyzer (“PIMA”) analysis and petrography.

The style of mineralization at the Rio Blanco property shows similarities to the El Peñón deposit (owned by Yamana Gold Inc.) in northern Chile and to the Company’s 40%-owned Pallancata and Inmaculada deposits, both in Peru.  All are Tertiary, low-sulfidation epithermal systems and both comprise quartz veins and hydrothermal breccias with “bonanza-type” (i.e. very high-grade) gold-silver values in some areas of the deposits.  In addition, at all properties the principal control on the mineralization is district-scale faulting.

Mineralization

Gold and silver mineralization is present in a complex array of vein structures, breccias (both hydrothermal and tectonic), stockworks, silicified zones and as broad disseminations in the surrounding volcanic rocks. Vein structures comprise stockworks, isolated veins and vein breccias with a number of textural variants and commonly contain bonanza-type gold and silver values, especially in the Alejandra North vein. The mineralization is generally sulfide-poor (<2% by volume) and includes native gold, electrum, pyrite, arsenian pyrite, arsenopyrite, hessite (silver telluride) and ruby silver (principally pyrargyrite, the silver antimony sulfide).

The dominant gangue mineral within the Alejandra North vein is quartz and chalcedony, with traces of illite (clay). However, deeper drill intersections and veins at the margins of the principal conduits show greater variety, including occurrences of calcite, chlorite, muscovite, tourmaline, epidote, actinolite, pyrrhotite and chlorite. This change is accompanied in deeper holes by increased base metal content, with visible sphalerite and chalcopyrite. Deeper parts of the epithermal system, such as at Dorada, display far fewer classic epithermal vein textures. They are instead characterized by widespread silicification of wall rocks, commonly with chlorite. These features are considered to indicate deeper and higher temperature portions of the epithermal system.

All rock types in the principal target area were subjected to an early-stage pervasive porphyry-style (potassic) alteration together with secondary biotite, k-feldspar and actinolite-pyrrhotite stockworks. This produced a massive, recrystallized rock, ideal for subsequent brittle fracture and veining. The heat source is uncertain, possibly related to the known diorite intrusive to the south. However, potassic alteration is focused around, and within, the major andesite sill. It is not clear if gold was introduced during this event. Propylitic alteration overprints the biotization in some places. The principal alteration during a later, main-stage gold mineralization is illitic (together with disseminated pyrite and leucoxene), which generally overprints the early-stage alteration minerals and is largely confined to halos around the Alejandra North vein. Specks of an emerald-green clay mineral, thought to be a mixed layer illite-smectite, are also present.

Precious metal mineralization on the Rio Blanco property extends discontinuously for over 3km in a north-south direction, from the Loma Larga area in the north to the Migsihuigsi area in the south, with a surface expression ranging from 750m to over 1,000m in width. In vertical extent, the overall epithermal system with high-grade values spans over 500m from elevations in the Dorada area at around 3,400m to the Alejandra North Vein to the north at about 3,900m.

The vertical extent of bonanza grades at the Rio Blanco property may reflect wholesale post-mineral regional tilting. Alternatively, post-mineral listric faulting may have dismembered the epithermal system; there is local evidence of a listric fault geometry and of downthrows to the south. However, there are also progressive vertical changes in silver-gold ratios (the topographically higher Alejandra North vein reporting a higher silver-gold ratio than the Dorada area), vein inclination and, most importantly, vein textures, which seem to rule out these fault mechanisms.

Drilling

In 1997, Rio Tinto completed a core drilling program comprised of 47 drill holes for a total of 5,858m.  These core holes were predominantly vertical to sub-vertical and were restricted to the Canoas and Canoas 1 concessions within the Alejandra South and Dorada zones, primarily because a drill permit for the San Luis A2 concession (the location of the Alejandra North vein) had not been received at that time.

From 1999 to 2008 the Company completed five phases of core drilling totalling 66,697m in 402 drill holes. There has been no additional drilling since 2008, when the Mining Mandate was introduced.

A complete summary of all of the drilling to date on the Rio Blanco Project is shown below:

Campaign	Number of Holes	Meters drilled	Area
Rio Tinto, 1997	47	5,858	All
inc	10	1,228	Alejandra
	9	1,051	Dorada
	28	3,578	Satellite areas
Company Phase 1, 1999	21	2,029	All
inc	10	844	Alejandra
	5	323	Dorada
	6	861	San Luis
Company Phase 2, 2000	27	2,610	All
inc	14	1,399	Alejandra
	9	726	Dorada
	2	291	Loma Larga
	2	193	Arco Iris
Company Phase 3, 2002	23	4,868	All
inc	17	4,378	Alejandra
	6	490	Orquidea
Company Feasibility Drilling, 2003/2004/2005	177	28,539	All
inc	89	17,494	Alejandra
	26	3,142	San Luis
	26	3,860	Site sterilization
	19	809	Tailings Dam Area
	4	1,016	Loma Larga
	3	562	Dorada
	3	584	Arco Iris
	3	429	Bolivar
	2	312	Esperanza
	1	164	Orquidea
	1	167	Lourdes
Company Post- Feasibility Drilling, 2006/2007/2008	154	28,651	All
inc	8	2,950	Alejandra
	60	6,002	San Luis
	12	1,480	Alejandra Sur
	38	8,713	Bolivar
	30	7,849	Bolivar West
	6	1,657	Technical/ Tailings
Grand Total	449	72,555

Drilling – Alejandra North

The Company’s Phase 1 program in 1999 comprised 10 core holes and totalled 844m. It tested for the first time the northeast-southwest trending Alejandra North vein and produced significant high-grade intercepts, especially in two drill holes.

The Company’s Phase 2 follow-up drilling was completed during the summer of 2000.  An additional 14 core holes totalling 1,399m were drilled to test the northeast extension of the Alejandra North vein and to delineate the southwestern extent of mineralization through the Alejandra South zone.  Again, significant high-grade intercepts were reported.

The Company’s Phase 3 drilling in 2002 further delineated the extent and continuity of the Alejandra North vein and identified an important high-grade “blind” zone approximately 250m below surface.  An additional 17 holes totalling 4,378m were completed.  The results from the Phase 3 drill program for the first time outlined the geometry of the principal mineralized “shoot” within the Alejandra North vein.  In addition, the drilling indicated that the shoot is inclined (“pitches”) gently to the east-northeast, with potential for the mineralization to continue beyond its then known eastern limit.  The presence of multiple high-grade mineralized shoots within a vein system is a common characteristic of similar style epithermal deposits worldwide.

The Company’s feasibility drill program, completed in 2003-2005, was designed to delineate and infill the known mineralization in the Alejandra North deposit in order to more accurately define the limits of mineralization and the contained metal values, with a drill intercept spacing of approximately 30m for mineral resource calculations.  The drill results not only confirmed the geometry of the deposit that was previously defined in Phase 3, but also identified the additional well-mineralized eastern extension of the Alejandra North vein. During this phase of drilling 89 additional drill holes totalling 17,494 m were completed at the Alejandra North deposit.

Site sterilization drilling was also undertaken in the feasibility drilling program in order to identify locations for proposed mine site infrastructure, including the planned tailings dam, processing plant and site offices.  During this sterilization drill program, significant gold mineralization was encountered in “blind” veins (i.e. do not have a surface expression) in the San Luis area.

Drilling –  Post-Feasibility Program

The Company’s post-feasibility drilling program began in December 2005.  The program was designed to further define mineralization in the San Luis, San Luis North, Bolivar, Bolivar West, Dorada and Alejandra South areas.

 Subsequent to the Rio Blanco positive final feasibility study in January 2006 (see “Feasibility Study-January 30, 2006” below)  an additional 154 drill holes totalling 28,651m were completed in this program.

Mineral resources identified in the San Luis area (see “Mineral Resource and Reserve Estimates” section below) indicate that the mineralization is relatively continuous across multiple drill cross-sections and is close to the planned underground development for the proposed Alejandra North mine.

As the result of delays and uncertainties with respect to the terms and conditions of the negotiation of the production contract with the government of Ecuador, the drilling program at Rio Blanco is on hold.

Drilling Samples

The Company’s drilling was carried out primarily by an Ecuadorian drilling contractor, which was 100% owned by a major Canadian drilling company.

All drill core was logged, sampled and stored in a locked location, off-site from Rio Blanco in the city of Cuenca, 2.5 hours by road from site.  Core was cut using a diamond saw and approximately half-core sections was retained on site and the remainder sent by road under the supervision of the Company’s field and security staff to an independent sample preparation facility in Quito.

Sample preparation was carried out at the Bondar-Clegg laboratory (now ALS Chemex) in Quito, Ecuador using standard industry practices. Analytical work was carried out at the Bondar-Clegg assay laboratory in Vancouver, Canada using screen fire assay for expected high-grade zones and conventional fire assay methods for gold and silver for all other zones. For quality control purposes, analytical standards with known metal values were included with the Company’s samples and show excellent reproducibility. Duplicate analyses on selected samples were undertaken by other independent assay laboratories.

Core sample intervals were a maximum of 2.0m of core length, with geological or mineralized contacts being used to define shorter sample lengths, down to a minimum of 0.2m.  Barren rock outside of the target zones was typically not sampled.  Rio Tinto did not provide the Company with their sampling method protocols for their drill program conducted in 1997 but it is expected that their procedures met or exceeded accepted industry standards.

Surface and Underground Samples

All rock samples were stored in a secure location at the Company’s on-site Rio Blanco camp, which is monitored 24 hours by the Company’s security guards and were periodically sent by road under the supervision of the Company’s field and security staff to an independent sample preparation facility in Quito.

Surface rock panel samples taken from stockworks and silicified wallrocks were typically 1m in height and from 2-5m in length and taken over varying spacing on surface depending on availability of outcrop, ranging from contiguous samples to widely-spaced samples (10- 20m typically).  The sample weight was approximately 5kg.  For vein samples, a panel sample was collected over the full vein width, with a maximum length of 2-3m. Commonly veins were sampled every 5-10m along the vein, again depending on availability of outcrop. The total sample weight was also approximately 5kg.

For underground sampling, approximately 20 kg samples were collected from each approximately 1.0m long tunnel round. Panel samples, consisting of rock chips collected over an area measuring 1m by 1m, were taken from the sidewalls upon completion of the adit.  Panel samples were also taken, where possible, from each tunnel face, over the full extent of the face (2m by 1.5m).

Rio Tinto and Newmont did not provide the Company with their sampling method protocols for their surface rock sampling programs but it is considered that their procedures met or exceeded accepted industry standards.

Data Verification

Duplicate assays for the selected samples of the Company’s drill programs generally showed good reproducibility, particularly for high-grade samples (greater than 5 g/t gold and 15 g/t silver). In addition, analytical standards (with known gold values) and blanks (with zero gold-silver values) were included for quality control purposes and again showed good reproducibility.

Mineral Processing and Metallurgy Testwork

During 1996 and 1997, Rio Tinto undertook limited metallurgical testwork at a commercial laboratory in Chile on a single rock sample assaying 3.9g/t gold and 34g/t silver taken from the Alejandra North deposit. Conventional laboratory-scale agitation leach cyanidation tests reported 95% gold extraction and 80% silver extraction.

The Company’s subsequent comprehensive metallurgical testing on mineralized material representative of the Alejandra North deposit addressed grinding (Bond work and abrasion indices), cyanidation, thickening, filtration and cyanide destruction. Testing was carried out using industry-accepted procedures by an independent laboratory in the United States. The material tested was not considered particularly hard or abrasive and both properties were quite consistent throughout the deposit. With certain exceptions, the material was amenable to direct cyanidation. It exhibited good settling and filtration characteristics. Cyanide destruction testing produced slurries with less than 1 ppm weak acid dissociable cyanide.

Approximately 10% of the 1,636 available individual drill sample intervals within the mineral resource shell of the Alejandra North deposit were used for metallurgical testing.  Although the majority of samples tested were amenable to cyanide leaching, some produced relatively poor gold and silver recoveries. This recovery issue was ultimately linked to elevated arsenic content combined with relatively low gold grades. Diagnostic leaching of tailings from poorly performing bottle roll tests, combined with optical and scanning electron microscopy, identified gold in sulfides (specifically arsenian pyrite or low-arsenic pyrite) as the cause of the relatively poor recovery in certain samples. It was concluded that deleterious levels of arsenic (typically above 2,000 ppm) are generally associated with gold grades less than 8g/t, which represent approximately 30% of the gold in estimated proven and probable reserves.

A series of regression analyses were developed by an independent metallurgical consultant correlating gold cyanidation tail to arsenic head-grade within defined gold grade ranges, and these were used to define cyanide-recoverable gold by block in the estimated reserves. A similar approach, linking cyanide tails to silver head-grade, was used to model recoverable silver.

Applying these gold and silver recovery algorithms to the block model, the overall life-of-mine gold and silver process recoveries (excluding soluble losses) were estimated to be 87% and 70%, respectively. These recovery numbers were used to generate the extractable gold and silver ounces for mineral reserve estimates and in the design of the mine process plant for the Alejandra North deposit.

Historical Technical Studies and Resource Estimates

In early 2003, the Company commissioned an independent consulting firm to conduct a preliminary economic assessment (scoping study) for a small-scale underground and limited open-pit mining operation based on the high-grade mineralization encountered at the Alejandra North deposit.  The independent scoping study was completed in May, 2003 using the Company’s in-house-calculated, inferred resource estimate of 744,000 tonnes at an average grade of 18.3 g/t gold and 146 g/t silver, containing approximately 438,000 gold ounces and 3,500,000 silver ounces (based on uncut gold and silver assays).  Using a $350 per ounce gold price, $5.00 per ounce silver price and initial capital costs then estimated in the $23 million range (for a 400 tpd mining operation), project economics were considered robust and the consulting firm recommended a three-phase development program including completion of a feasibility study, permitting and commencement of  production of gold and silver.

In mid-2004, the Company engaged the independent Canadian consulting firm, Micon International Ltd. (“Micon”) to prepare a feasibility study for the Alejandra North deposit located in the central part of the Rio Blanco property.  The terms of reference for the feasibility study included the preparation of mineral resource and reserve estimates, the design and costing of an underground mining operation with processing facility and associated extraction infrastructure and determination of the optimum rate of mining and processing.

In January 2005, as part of the ongoing work on that feasibility study, Micon calculated an updated measured and indicated resource estimate for the Alejandra North Vein of 2,060,000 tonnes at an average grade of 8.9 g/t gold and 68 g/t silver, containing approximately 592,000 ounces gold and 4.5 million ounces silver, using a 3 g/t gold cut-off grade. Due to the close-spaced drilling program carried out by the Company, inferred resources totaled only an additional 49,000 tonnes containing approximately 11,000 ounces gold and 92,000 ounces silver, representing less than 2% of the total estimated resource.  The mineral resource estimate, effective January 21, 2005, was prepared in accordance with NI 43-101.  A summary of the January, 2005 resource estimate is provided below:

Alejandra North Vein – Micon Estimated Resources

January 2005 Mineral Resource Estimate at a 3.0 g/t gold cut-off grade(1) (2) (3)

Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Measured	140,000	12.8	109	59,000	510,000
Indicated	1,920,000	8.6	65	533,000	4,030,000
Total Measured and Indicated	2,060,000	8.9	68	592,000	4,540,000
Inferred	49,000	7.0	60	11,000	92,000

Notes:
1.	The reported numbers are rounded in a resource estimate.
2.	The estimated contained gold and silver ounces are not mineral reserves and do not have demonstrated economic viability and remain subject to mining dilution and process recovery losses.
3.	This mineral resource estimate was prepared in accordance with NI 43-101 by Micon’s Qualified Person, Paul Gribble, P.Eng.

Micon utilized an inverse-distance-cubed  method of calculation for the Alejandra North Vein resource. Drill hole sample results were composited to 2m down-hole drill intervals and the resource estimation was restricted to sample values within interpreted three dimensional wireframes. Individual block size was selected based on data density, with a final block dimension determined at 10m x 10m x 1.25m.   The block dimension selected for the strike (10m) and dip (10m) of the mineralization represents approximately one-third to one-half of the average drill hole sample spacing, and the 1.25m component relates to the width of the 2m drill hole sample composite length across the strike of the mineralization.

Feasibility Study- January 30, 2006

In January 2006, the Company reported the results of  Micon’s feasibility study completed for the Alejandra North deposit on the Rio Blanco property.  Based on the results, Micon prepared a Technical Report under NI 43-101 dated April 20, 2006 (the “Rio Blanco Report”).  The Rio Blanco Report was filed on SEDAR on May 3, 2006 and is available for review under the Company’s name at www.sedar.com.  The technical information below is principally summarized from the Rio Blanco Report.

The estimated proven and probable mineral reserves used in the feasibility study for the proposed mining operation at the Alejandra North deposit are shown below:

Alejandra North Deposit - Mineable Reserve Estimate – January 30, 2006  [Not Current]

Category	Tonnes	Gold		Silver
		Grade (g/t)	Contained Ounces (ozs)	Grade(g/t)	Contained Ounces (ozs)
Proven reserves	154,000	11.2	56,000	96	476,000
Probable reserves	1,837,000	7.9	465,000	60	3,563,000
Total	1,991,000	8.1	521,000	63	4,039,000

1.	Reserves are derived from the estimated measured and indicated resources calculated by Micon in January 2005.
2.	Reserves are estimated using a 4g/t gold cut-off grade.
3.	Reserves, including contained metal estimates, remain subject to projected metallurgical recoveries of 87% for gold and 70% for silver.
4.	Mining dilution of approximately 10%, with a diluting grade of 1.7g/t gold, has been accounted for in the reserves.
5.	Mining losses have been estimated at 10% for general mining. In addition, approximately 50% to 60% of the sill pillar will not be recovered. These losses are accounted for in the stated reserves.

Based on the results of the feasibility study, the proposed mining operation for the Alejandra North deposit as at January 2006 would have required an estimated initial capital expenditure of $60.3 million, excluding start-up working capital estimated at $4.0 million and Ecuadorian value-added tax (“IVA”). Assuming financing on a 100% equity basis, the feasibility study estimated a pre-tax, pre-royalty IRR of 20.1% for the project using base-case metal prices of $475/oz gold and $8.00/oz silver. Life-of-mine pre-tax, pre-royalty cash flow was projected to be $60.4 million and NPV at a 5% discount rate was $35.4 million.  The January 2006 costs and data were subsequently updated in 2009. Please refer to the “Post-Feasibility Study- Updated Capital and Operating Cost Estimates –February 2009” below.

Post-Feasibility Study- Updated Resource and Reserve Estimates

In May 2006, an updated internal calculation of the estimated mineral resources for the Alejandra North deposit and the San Luis deposit was completed.  The results of these resource estimates are shown in the tables below.

The first table summarizes estimated resources for the San Luis deposit.  The second table summarizes estimated resources for the combined Alejandra North and San Luis deposits.  The resources were estimated using an inverse distance cubed interpolation technique.  For the Alejandra North deposit, a 50 g/t gold and 325 g/t silver high-cut (e.g. composite assay values above 50 g/t gold are replaced with assay values of exactly 50 g/t gold) was applied to reduce the risk of possibly non-representative individual high grade samples having an undue influence and potentially overstating total metal content. This resource estimate is marginally different from the resources reported by the Company in January 2005 (see “Historical Technical Studies and Resource Estimates” above), due to the inclusion of two additional drill holes in the new model that were not previously included.

For the San Luis deposit, a 90 g/t gold and 400 g/t silver high-cut was applied to reduce the risk of possibly non-representative individual high grade samples having an undue influence and potentially overstating total metal content.

San Luis Deposit Only –Mineral Resource Estimate – In-Situ Values – May 30, 2006

Cut-off Grade	Category	Tonnes	Gold Grade (g/t )	Silver Grade (g/t)	Contained Gold(1) Ounces	Contained Silver(1) Ounces
4 g/t	Indicated Resource	108,000	24.9	107	86,000	371,000
4 g/t	Inferred Resource	4,450	17.2	49	2,500	7,000

1.	The contained metal estimates remain subject to mining dilution and process recovery losses
2.	Numbers are rounded to reflect the precision of a resource estimate.
3.	The estimated contained gold and silver ounces are not mineral reserves and do not have demonstrated economic viability.
4.	A specific gravity of 2.65 Kg/m3 was used to estimate the tonnage.
5.
The category of measured resource in the San Luis deposit calculation was not included due to the difficulty in predicting the location and grade of the very high-grade zones under the strict guidelines required by NI 43-101.

6.	This mineral resource estimate was prepared in accordance with NI 43-101 by the Company’s in-house Qualified Person, VP Corporate Development, Nick Appleyard.

The above mineral resource estimate for the San Luis deposit had an effective date of May 30, 2006.  This resource estimate was prepared subsequent to, and is not contained in, the Rio Blanco Report.

Combining the resource estimate at San Luis with the resource previously estimated in the January 2006 feasibility study for the Alejandra North deposit resulted in an internally calculated total resource estimate (as at May 30, 2006) for the combined Alejandra North and San Luis deposits, as set out in the table below:

Alejandra North and San Luis Deposits – Combined - Mineral Resource Estimate – May 30, 2006

Category	Tonnes	Gold Grade (g/t )	Silver Grade (g/t)	Contained Gold(1) Ounces	Contained Silver (1) Ounces
Measured Resource	144,000	11.6	99	54,000	456,000
Indicated Resource	2,006,000	9.4	67	607,000	4,329,000
Total Measured and Indicated Resource	2,150,000	9.5	69	661,000	4,785,000

Inferred Resource	120,650	7.6	45	29,400	176,000

1.	The contained metal estimates remain subject to mining dilution and process recovery losses
2.	Numbers are rounded to reflect a resource estimate.
3.	The estimated contained gold and silver ounces are not mineral reserves and do not have demonstrated economic viability.
4.
The Alejandra North resource estimate used a cut-off grade of 3 g/t gold whereas the new San Luis resource estimate used a cut-off grade of 4 g/t gold.  Different cut-off grades were used due to expected higher mining costs and dilution impact for the relatively narrow veins in the San Luis deposit compared to the Alejandra North deposit.

The foregoing combined resource estimate was prepared internally by the Company subsequent to the Rio Blanco Report and is not derived from that report.

In October 2006, the Company announced an updated mineral reserve estimate for the combined Alejandra North and San Luis deposits utilizing the combined measured and indicated resource estimate as at May 30, 2006 shown above.  The reserve estimate was completed by Wardrop Engineering (“Wardrop”) of Sudbury, Canada based on updates of the original mine development plan which formed part of Micon’s feasibility study.

With regard to the calculation of proven and probable reserves for mining (see table below), the measured and indicated resource tonnes and grade from the May 2006 combined mineral resource estimate above were adjusted in the mining model to allow for mining dilution and mining losses. Inferred resources were not (and cannot be) included in any mining plan under NI 43-101.  Dilution for the proposed long-hole stopes was included at 10% with a 1.7 g/t gold grade.  This reflected the fact that a lower grade gold halo surrounds most of the Alejandra North deposit, which was modeled at the resource stage as the 1 g/t gold grade shell.

Mining recovery of 90% was included to take into account resources that could not be recovered at the orebody extremities. A recovery of only 50% to 60% of the sill pillar was expected under the proposed mining plan. Loss of sill pillar tonnes, however, could be minimized by using principally longhole retreat mining techniques (see “Mining Method” below).  Sill pillar recovery is commonly a challenge as ground conditions are often relatively poor due to stress concentration of the pillar.  In some cases, poor ground conditions may require the mine stopes to be abandoned before all the ore is removed.

The currently estimated proven and probable reserves for the Rio Blanco property, which were prepared in accordance with NI 43-101 by Wardrop (Qualified Person, Mining Engineer Ivan Arriagada P. Eng) as at October 12, 2006, are summarized in the table below.  This reserve estimate was prepared subsequent to, and, is not contained in the Rio Blanco Report.

Estimated Mineral Reserves – Alejandra North and San Luis Deposits – October 12, 2006

			Gold		Silver
Zone	Reserve Category	Tonnes	Grade (g/t)	Contained Ounces	Grade (g/t)	Contained Ounces
Alejandra North	Proven	142,560	0.8	49,000	90	410,000
	Probable	1,879,020	7.9	476,000	59	3,562,000
Total	Proven and Probable	2,021,580	8.1	526,000	61	3,973,000

San Luis	Proven	–	–	–	–	–
	Probable	125,868	19.5	79,000	83	334,000

Alejandra North and San Luis	Proven and Probable	2,147,448	8.8	605,000	62	4,307,000

1.
The mineral reserves are derived from the May 2006 total measured and indicated resources of 2,150,000 tonnes at an average grade of 9.5 g/t gold   and 69 g/t silver containing 661,000 ounces of gold and 4,785,000 ounces of silver at a cut-off grade of 3 g/t gold for Alejandra North and 4 g/t gold for San Luis.

2.
The previously estimated feasibility study mineral reserves as at January 2006 for the Alejandra North of 1,990,000 tonnes were at an average grade of 8.1 g/t gold and 63 g/t silver containing 521,000 ounces of gold and 4,039,000 ounces of silver at a cut-off grade of 4 g/t gold.

3.	The mineral reserves are estimated using a 4 g/t gold cut-off and a $475/oz gold price.
4.	The mineral reserves, including contained metal estimates, remain subject to overall metallurgical recoveries of 87% for gold and 70% for silver.
5.	Mining dilution of approximately 10%, with a diluting grade of 1.7 g/t gold has been accounted for in the reserves.
6.	Mining losses have been estimated at 10% for general mining, plus approximately 10% of the sill pillar that will not be recovered. These losses are accounted for in the reserves.
7.
The mineral reserve estimate for Alejandra North deposit varies slightly from the January 2006 feasibility study estimate due to expected better recovery from the sill pillar based on the updated mine plan prepared by Wardrop.

8.	This mineral reserve estimate was prepared by Waldrop as at October 12, 2006.

Post-Feasibility Study- Updated Capital and Operating Cost Estimates- February 2009

On February 19, 2009, the Company announced an updated capital and operating cost estimate for the Rio Blanco Project.  The table below shows a comparison of the updated costs with the January 2006 feasibility study case on a pre-income tax, pre-government royalty and pre-windfall revenue tax basis.  The estimates in the table are projections only and there can be no assurance that these projections can be attained in an actual mining operation.

Base Case Highlights – Rio Blanco Gold-Silver Project - February 2009

Item	Units	Jan. 20065	Feb. 2009
Gold price	$ per ounce	$475	$750
Silver Price	$ per ounce	$8	$10
Initial Mine life	years	6.9	7.5
Payback period	years	3.4	3.8
Average annual gold production	ounces/year	66,000	71,000
Average annual silver production	ounces/year	410,000	400,000
Life-of-mine gold production	ounces`	455,450	531,600
Life-of-mine silver production	ounces	2,820,000	2,996,000
Plant processing rate	tonnes/day	800	800
Plant processing rate	tonnes/year	292,000	292,000

Metallurgical recovery – gold	%	87%	87.5%
Metallurgical recovery – silver	%	70%	70%
Initial capital 1,4	$ millions	$60.3	120.0
Mine operating cost4	per tonne of ore	$23.75	$29.81
Process operating cost4	per tonne milled	$16.99	$24.26
G & A operating cost 2, 4	per tonne of ore	$9.68	$20.45
Total Cash Costs 3,4	per ounce	$171	$295
Total Production Costs 6	per ounce	$341	$568
Internal Rate of Return (IRR)%		20.1%	16.5%
Cash Flow (non-discounted)	$ millions	$60.4	$112.9
Net Present Value (NPV), 5% discount rate	$ millions	$35.4	$62.8
NPV, 10% discount rate	$ millions	$18.8	$28.8

1.	Initial capital does not include working capital, which is projected at $13.2 million in the February 2009 estimate.
2.	G&A includes refining, transportation, insurance, environmental and social costs.
3.
Total Cash Costs per ounce of gold is shown net of silver by-product credit. Total Cash Costs, using the Gold Institute’s definition, comprise: mine operating costs, processing costs, mine general and administrative costs, transportation and refining costs, local and payroll taxes but excludes any Ecuadorian government royalty and taxes.

4.	The February 2009 estimate includes Ecuadorian value added tax (IVA), which is not recoverable. This was assumed to be recoverable in the 2006 estimate.
5.	The January 2006 feasibility study did not include reserve ounces from the San Luis Vein.
6.	Total Production Costs, using the Gold Institute’s definition, comprise: Total Cash Costs plus depreciation, depletion and amortization, and reclamation closure costs.

The table below shows key projected financial performance indicators based on gold price sensitivity cases on a pre- tax, pre-government royalty basis. The base case gold price used was based at the time on a consensus of views of the long-term gold prices being used by various financial institutions in North America and in comparative studies carried out by the Company’s peer companies in the mining industry. The overall project is relatively insensitive to variations in the silver price.

Project Sensitivity to Variations in Gold Price (February 2009 Estimate)

	Gold Price (US$/oz)
			(Base Case)
Category	$650	$700	$750	$850	$950	$1,000	$1,100	$1,200
IRR	9.3%	13.0%	16.5%	22.9%	28.8%	31.6%	36.9%	42.0%
Cash Flow1 ($millions)	59.7	86.3	112.9	166.1	219.2	245.8	299.0	352.1
NPV 5% ($ millions)	22.2	42.5	62.8	103.4	143.9	164.2	204.8	245.3
NPV 10% ($ millions)	(2.8)	13.0	28.8	60.4	92.1	107.9	139.5	171.1

1.	Cash flow shown includes initial capital, expansion capital of $2.7 million to enlarge the tailings facility, salvage and reclamation costs.
2.	Cash flow projections exclude any government imposed royalties and/or windfall revenue taxes.

The February 2009 cost study updated (based on then-prevailing market conditions) those costs reported by the Company in its January, 2006 feasibility study for an 800 tpd underground mining operation for a period of approximately seven years using conventional mining and processing methods. The January 2006 mineral reserve estimates were updated by the Company in October 2006 to include additional reserves in the San Luis deposit.

The February 2009 costs were based on estimated proven and probable reserves of 2.15 Mt at an average grade of 8.8 g/t gold and 62 g/t silver containing 605,000 ozs of gold and 4.3 million ozs of silver (with 142,560 tonnes at 10.8 g/t gold and 90 g/t silver in the proven category and 2.0 Mt at 8.6 g/t gold and 61 g/t of silver in the probable category of reserves).

Mining Method

Under the 2009 projected mine plan and schedule, the Alejandra North deposit would be mined underground by a long-hole cut-and-fill stoping technique with a combination of paste and waste rock backfill using mobile, diesel-operated, rubber-tired equipment.  The mine would be accessed via an adit and a ramp system.  The portal would be located on the southern hillside at approximately the 3,780m level.  The mining method employed would utilize ramp access to the mining levels

(20m between each level). Primary stopes would be backfilled with paste, and secondary stopes would be primarily filled with waste rock.  The narrow San Luis veins would be mined via conventional overhand cut-and- fill method.

Process Plant Design

Processing of the Alejandra North and San Luis ore would be by conventional milling and recovery methods. All key process design parameters, equipment sizing criteria and reagent consumption rates were established by the metallurgical testwork described previously. The process flow sheet included two-stage crushing and screening, grinding and classification, agitated cyanide leaching, thickening and filtration of leach discharge slurries. Leached tailings from the process plant would be treated to destroy residual cyanide and the benign tailings would be used as required for paste backfill underground. The resulting waste water solution would be recycled for use in the process plant.

Tailings not returned underground would be transferred to a lined impoundment area adjacent to the plant. Pregnant leach solution from cyanide leaching would be clarified and de-aerated prior to the addition of zinc dust and lead nitrate to precipitate gold and silver. Precipitates would be collected in a filter press, retorted to remove mercury and smelted to produce doré bars, containing gold, silver and minor impurities, for final refining offsite.

The mine and processing mill would operate seven days per week at a throughput of 800 tpd.  The processing mill would operate 24 hours per day at an expected 90% availability for a total projected annual throughput of approximately 292,000 tonnes per year.

Permitting

Since the Rio Blanco project is located within a “Bosque Protector” or “Protected Forest” (which is the lowest order of protected forest in Ecuador), the controlling agency for the approval of the environmental license for the Company’s Rio Blanco operation was historically the Ministry of the Environment.

As a result, the Company was required to submit all permitting documentation to both the Ministry of Non-Renewable Natural Resources (“MRNNR”) and the Ministry of Environment (“MoE”) for their approval.  However, under the new Mining Law, the procedures have changed and all permitting is now under the “umbrella” of the MRNNR.

The permitting process, including multiple public consultations with surrounding communities and the regional government agencies, was initially expected to take approximately six months from the date of initiation of the permitting process. However, all mining-related activities, including permitting, were suspended on April 18, 2008, when the Ecuadorian government issued its Mining Mandate.  Prior to the issuance of the Mining Mandate, preparation of documentation required for the permitting process, including an EIS, was completed.  The Company held two public meetings in December 2007 for the Municipality of Cuenca and the communities directly affected by the project, as required under the old mining law.  The Company reinitiated the process and in May 2011 the Company submitted a new draft EIS for mining and processing at Rio Blanco.   In addition, public consultations with the surrounding local communities, as well as with regional and federal government agencies, were completed. Comments received from the consultations were incorporated into the draft EIS, which was then submitted to the MoE for review in the last quarter of 2011. Following review and comment from the MoE, the revised EIS in final form was submitted to the MoE in March 2012. The Company awaits approval of the EIS. There is no guarantee that final permits will be granted.

 Development Plans

There are no plans for development of the project as the Company has decided to evaluate its options with regard to its Ecuadorian assets.  In May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of its resource properties in Ecuador, including their potential sale.

Production Contract Negotiations with the Ecuadorian Government

In February 2011, the Company began negotiations with the Ecuadorian government to determine the terms of a production contract for the Rio Blanco project.  The Company was one of three mining companies to enter into negotiations with the government, the other two being Kinross Gold Corp (the Fruta del Norte gold deposit) and EcuaCorriente, a private Chinese company (the Mirador copper deposit).

At one time, based on announcements made by Ecuadorian President, Rafael Correa, the government expected all three production contracts to be concluded by October, 2011.  However, evaluation by the Ecuadorian government of the complex technical and economic models of all the mining projects, combined with discussions on the critical issues of production royalties and a windfall revenue tax, resulted in significant delays in finalizing the production contracts.

In December 2011 Kinross reached an agreement in principle with the government of Ecuador regarding the terms of a production contract for the development of its Fruta del Norte gold deposit. The main terms of the agreement are as follows:

●	An obligation to maintain the government’s economic share of project economic benefits at a minimum of 52%

●
Royalties to be based on a sliding scale starting at 5% for gold sold at $1,200 per ounce, 6% for gold sold above $1,200 up to $1,600 per ounce, 7% for gold sold above $1,600 up to $2,000 per ounce and 8% for gold sold above $2,000 per ounce

●	A windfall revenue tax of 70% based on a reference price of $1,650 per ounce gold

●	Advanced royalties of $65 million payable in two instalments subject to various project conditions

A final contract has not yet been signed.

In March 2012 EcuaCorriente signed a contract with the Ecuadorian government regarding its Mirador copper project. The main terms of the contract are as follows:

●	The state to participate in 52% of the economic benefits of the project

●	Royalties to be based on a sliding scale of between 6-8% depending on copper prices

●	A windfall revenue tax of 70% based on a reference price of $4.00 / lb copper

●	Advanced royalties of $100 million payable in three installments

The contract has yet to take effect.

With respect to the production royalty, under the provisions of the 2009 Mining Law it cannot be less than 5% of metal “sales” and is expected to be some form of NSR royalty. The Ecuadorian president has stated that he expects to receive a minimum of 8% as a royalty from each of the mining projects.  However the royalty percentage has not yet been established for the Rio Blanco project.

In addition, the government has indicated that it expects to receive an advance royalty (ahead of production) from each of the three projects currently in negotiations and President Correa has stated publicly that he expects this advance royalty to generate a total of $100 million - $200 million from all three projects. The amount of this advance royalty and the procedure for the recovery of such advance royalty payments against future production royalty payments have not yet been established for the Rio Blanco project.

The windfall revenue tax (which is part of the Ecuadorian Tax Law and not the Mining Law) payable to the government will be calculated as 70% of any metal price above a negotiated reference price multiplied by the number of metal units (ounces, pounds etc.) produced. The metal reference price has not yet been established for the Rio Blanco project.

The Company’s contract negotiations were effectively put on hold during period the government was negotiating with Kinross and EcuaCorriente.

In early December, 2011, the government required that the Company utilize an independent Ecuadorian consulting company (that was acceptable to the government) to substantiate the respective 25% and 15% increases in operating and capital costs used by the Company in the economic models proposed to the government as part of the negotiation process.

In February 2012 the Company commissioned an independent study undertaken by a local Ecuadorian consulting group, specializing in economics, to examine increases for both capital and operating costs relative to mining internationally and applying local data for operating costs from local sources. The study provided the government with an independent economic analysis of the estimated cost increases (in percentage terms) that have taken place in operating and capital costs from 2009 to 2012 within the global mining industry. The study concluded that operating costs had increased by 24.6 % and capital costs by 18.1%.  The study is not a direct update of the estimated value of capital costs or the operating costs scheduled for the Rio Blanco project, but a justification of the estimated increases by the Company in the economic model submitted for the Rio Blanco project.  Results of the study were submitted to the government in late June, 2012.

Historical Production

There has been no historical production from the Rio Blanco property.

Gaby Property, Ecuador   (Approximate 60% overall interest in estimated mineral resources)

Property Description and Location

The Gaby gold property is located in southwestern Ecuador, approximately 130 km south of the industrial port of Guayaquil, Ecuador’s largest city. The Gaby property comprises eight mining concessions covering a total of 1,769 hectares, for which the Company also controls the majority of the corresponding surface rights.

Gaby is located to the southwest of the Cajas National Park, where mining is prohibited. Part of the property is situated in the “buffer zone” of the National Park within the same environmentally-designated “protected area” known as a “Bosque Protector” as at Rio Blanco. Mining is not prohibited in such areas but permitting requirements tend to be more stringent in such areas.

Titles were originally granted on six of the mineral concessions totalling 1,561 hectares that cover the primary areas of known mineralization. These are: the Muyuyacu concession (854 hectares), the Villa Sur concession (48 hectares), the Guadalupe concession (112 hectares), the Papagrande concession (396 hectares), the Rio Villa 2 concession (12 hectares) and the Fermin Bajo concession (139 hectares).  The Company has varying interests in these concessions (see “Acquisition of Concessions” below).

In 2006, the Company was granted 100% title and interest to an additional two concessions totalling 208 hectares, which lie to the north and northwest of the main zones of known mineralization.  These concessions include the Rio Tenguel Este concession (109 hectares) and the Rio Negro concession (99 hectares). However, during the current fiscal year the Company submitted applications to relinquish the Rio Tenguel and Rio Negro concessions.

The property consists of two principal mineralized areas, approximately two km apart:  the “Main Gaby deposit”, comprising the Muyuyacu, Guadalupe, Villa Sur, Rio Villa 2 and Fermin Bajo concessions; and the “Papagrande deposit”, located 2 km to the southeast of the Main Gaby deposit and comprising the Papagrande concession.

Ecuadorian mining law makes provision for preservation of the environment.  At present, holders of mining concessions are required to undertake environmental studies at all stages of the exploration and development cycle and to formulate plans to minimize environmental damage resulting from their activities. The Company has obtained environmental permits for its environmental and exploration programs on the project to date.

There are no environmental liabilities from previous exploration on the Gaby property, and there has never been large scale production from the property.

Acquisition of Concessions

Muyuyacu  Concession - Initial 50% Interest

Pursuant to a joint venture agreement dated July 16, 1993, as amended (the "Joint Venture Agreement"), between Ecuador Minerals Corp. ("EMC"), a wholly owned Panamanian subsidiary of the Company, Compañia Minera Gribipe S.A. ("CMG") and Gribipe Panama S.A. ("GPSA"), EMC, GPSA and CMG agreed to incorporate Gaby Panama Corporation ("Gaby Panama"), a private Panamanian corporation, to acquire title to and continue the exploration and development of the Muyuyacu concession, which partially underlies the Main Gaby Deposit. Gaby Panama was incorporated on October 4, 1993 and on February 16, 1994 ownership of the Muyuyacu concession was transferred from CMG to Gaby Panama.

The Joint Venture Agreement divided the Muyuyacu concession into three vertical zones for purposes of determining ownership, establishing requirements to conduct exploration programs and prepare feasibility studies, funding exploration expenditures and specifying entitlement to return of investment and division of revenues and profits: (a) the “Colluvial Zone” which is the area that lies below the surface of the concession to a depth of three m; (b) the “Oxide Zone” which is that area that lies between three m and 28m below the surface of the concession; and (c) the “Sulfide Zone” which is that area lying below 28m of the surface of the concession.

Gaby Panama has an authorized capital of (1) two common shares with a nominal value of $500, (2) 666 class A preferred shares with a nominal value of $500, (3) 666 class B preferred shares with a nominal value of $500, and (4) 666 class C preferred shares with a nominal value of $500.  The common shares of Gaby Panama carry the right to vote and elect the directors of Gaby Panama.  Each class of preferred shares carries with it the right to operate all exploration and development programs on one of the three zones into which the Muyuyacu concession has been divided and the right to receive profits from that particular zone.  None of the classes of preferred shares carry the right to vote.  The class A preferred shares relate to the Colluvial Zone, the class B preferred shares relate to the Oxide Zone and the class C preferred shares relate to the Sulfide Zone.

The current holders of the various classes of shares, their percentage of ownership, and their entitlement to profits are as follows:

Class of Shares	Zone	Holder	Percentage of Class	Entitlement to Profits
Common	N/A	EMC(1)	50%	N/A
		GPSA(1)	50%	N/A
Class A Preferred	Colluvial	GPSA	100%	100%
Class B Preferred	Oxide	EMC(1)	35%	35%
		GPSA(1)	65%	65%
Class C Preferred	Sulfide	EMC(1)	50%	50%
		GPSA(1)	50%	50%

(1)	These shares are held by a trustee appointed under a Trust Agreement as discussed below under “Trust Agreement”.

With respect to a potential future mining operation on the Muyuyacu concession, the critical shareholdings are the Class C Preferred Shares (Sulfide Zone), as the Sulfide Zone represent approximately 95% of the known gold mineralization on the Muyuyacu concession.  There is only a minor amount of colluvial material (represented by the Class A Shares) and oxide material (represented by the Class B shares) present on the Muyuyacu concession. GPSA and EMC still retain their original percentage interests in the Class A and B Shares respectively. The colluvial zone comprises mainly topsoil of little economic value, which would be removed at the start of any mining operation on the property and would be reserved for later reclamation use.

In order for EMC to earn and maintain its 50% interest in Gaby Panama, EMC fulfilled the following conditions:

(1)	expended not less than an aggregate of $1,000,000 on the preparation of a prefeasibility study on the Sulfide Zone;

(2)	prepared a prefeasibility study on an ore body selected by EMC within the Sulfide Zone; and

(3)	paid the following amounts to CMG:

(a)	$350,000 on July 16, 1993;
(b)	$500,000 on or before July 16, 1994;
(c)	$325,000 on or before July 16, 1995;
(d)	$750,000 on or before July 16, 1996; and
(e)	$240,000 on or before July 16, 1997.

Pursuant to the Joint Venture Agreement as modified by the Trust Agreement discussed below, EMC has earned its 50% share interest in Gaby Panama, and indirectly in the Muyuyacu concession, by fulfilling all of its obligations related to the Joint Venture Agreement with CMG and GPSA. CMG issued a certificate on August 10, 2000 whereby it certified that EMC had fulfilled all such obligations and authorized EMC to use such certificate to claim from the trustee under the Trust Agreement the certificates for EMC’s 50% of the shares of Gaby Panama. Due to the bankruptcy of the trustee, certificates for the Company’s shares of Gaby Panama have not been formally released by the trustee appointed under the Trust Agreement (see “Trust Agreement”, below).

Muyuyacu Concession - Remaining 50% Interest

GPSA holds the remaining 50% share interest in Gaby Panama and therefore, indirectly, a 50% interest in the Muyuyacu concession. Pursuant to a purchase option agreement dated May 11, 1995 (the “Purchase Option Agreement”) between EMC and Sr. Alvaro Dassun Alcivar ("Alvaro"), Alvaro, being the sole shareholder of GPSA, granted EMC the option to acquire, on a phased acquisition basis, 100% of the issued and outstanding shares of GPSA by making a series of option payments totalling $10,400,000.

The Purchase Option Agreement was replaced by the Trust Agreement (see “Trust Agreement” below), which not only included a modified option payment schedule for the remaining payments under the Purchase Option Agreement with Alvaro but also named new beneficiaries other than Alvaro for such payments. The new beneficiaries were Banco de Préstamos S.A. (“Banco de Prestamos”) and CMG.  (See “Trust Agreement” below).

Trust Agreement

Due to the fact that Alvaro, as the sole shareholder of GPSA, had guaranteed certain debts of third parties (at arms length to the Company) to Banco de Préstamos, the parties agreed to completely revise and modify the payment terms of the Purchase Option Agreement (for the shares of GPSA representing the remaining 50% of Gaby Panama) and the outstanding payments of $2,790,000 originally due to CMG under the Joint Venture Agreement, as amended (for the initial 50% share interest in Gaby Panama).

This new agreement dated, May 11, 1995 was a Trust Agreement (the "Trust Agreement") between EMC, GPSA, CMG, Alvaro, Banaprest S.A. and Banco de Prestamos, the latter company acting as trustee. Under such Trust Agreement, EMC had the option to acquire 100% of the shares of GPSA, which in turn owned the remaining 50% share interest in Gaby Panama by making the following payments to Banco de Prestamos:

Payment Dates	Amounts to be Paid to Banco de Prestamos	Amounts to be Paid to CMG
July 16, 1995	----------------	$500,000 (paid)
July 16, 1995	$325,000 (paid)	$325,000 (paid)
July 16, 1996	$1,250,000(1) (paid)	$750,000 (paid)
July 16, 1997	$2,400,000(2) (not paid)	$240,000 (paid)
July 16, 1998	$3,000,000(3) (not paid)	0
July 16, 1999	$4,400,000(3) (not paid)	0
Total	$11,375,000	$1,815,000

1.	EMC earned a 10% share interest in GPSA on making this payment.
2.
This additional $2,400,000 payment (including $900,000 originally payable under the Joint Venture Agreement to maintain the Company’s 50% interest in Gaby Panama and $1,500,000 originally payable under the Purchase Option Agreement) would earn an additional 30% interest in GPSA.

3.	The payment of the additional $3,000,000 and $4,400,000 amounts, originally payable to Alvaro under the Purchase Option Agreement, would earn an additional 60% interest in GPSA.

Together with the trustee receiving all of the shares of Gaby Panama held by EMC and GPSA (except for the Class A Preferred shares held by GPSA) and all of the shares of GPSA owned by Alvaro, the Trust Agreement also included a modified combined payment schedule, which named the payment beneficiaries of the modified payment schedule as Banco de Préstamos and CMG.

Under the Trust Agreement the sole condition for EMC depositing its 50% of the shares that it held in Gaby Panama into the trust was that such shares should be returned by the trustee to EMC once all the obligations of EMC relating to the Joint Venture Agreement (as modified by the Trust Agreement) in favor of CMG and GPSA were met. On August 10, 2000, CMG issued a certificate to EMC confirming that all payments due to CMG had been fulfilled and authorized EMC to request the delivery from Banco de Prestamos, as trustee, of the share certificates corresponding to EMC’s 50% interest in Gaby Panama. At the time of receipt of the certificate from CMG,  Banco de Préstamos was itself already in bankruptcy and receivership and was put under the administration of the “Agencia de Garantia de Depositos (“AGD”), an Ecuadorian governmental entity that dealt with the administration of almost 15 Ecuadorian banks that went into bankruptcy proceedings at approximately the same time as Banco de Prestamos.  As a result, the certificates for the Company’s shares of Gaby Panama, representing a 50% indirect interest in the Muyuyacu concession, have not been formally released by or on behalf of Banco de Prestamos.

All of the issued and outstanding shares of GPSA were also deposited by Alvaro in the trust pursuant to the Trust Agreement. A condition for GPSA depositing its shares in the trust was that, upon completion of certain option payments (as specified in the Trust Agreement), by EMC to Banco de Prestamos, the share amounts representing respective 10%,

30% and 60% interests in GPSA were to be delivered to EMC or, if the payments were not made by EMC, then those shares were to become the property of Banco de Prestamos.  Alvaro, under the Trust Agreement, was assured that his debt (a total of $11,375,000, including interest payments imputed by Banco de Prestamos) would be paid to Banco de Prestamos either in cash by EMC or in kind, with the delivery of the GPSA shares to Banco de Prestamos.

Pursuant to the terms of the Trust Agreement, on July 16, 1996, EMC paid $1,250,000 to Banco de Prestamos, which formed part of a total combined payment of $2,000,000 due under the Trust Agreement, and included a payment of $750,000 directly to CMG. The payment made to Banco de Prestamos entitled EMC to shares of GPSA representing an initial 10% interest in GPSA. The GPSA share certificate for this 10% interest in GPSA was delivered to EMC.

Also under the terms of the Trust Agreement, on July 16, 1997 the amount of $240,000 was payable to CMG (and was paid at a later date by the issuance of 401,036 common shares of the Company). The satisfaction of this $240,000 payment to CMG completed all of the payment obligations to CMG that were required under the Trust Agreement to enable EMC to receive from Banco de Prestamos, as trustee, the share certificates representing its 50% interest in Gaby Panama.

In addition to the $240,000 payment due (and subsequently paid) to CMG on July 16, 1997, a further $2,400,000 was payable to Banco de Prestamos under the Trust Agreement in payment for GPSA shares representing an additional 30% interest in GPSA. This amount of $2,400,000, payable to Banco de Prestamos, was not paid by EMC. Pursuant to the terms of the Trust Agreement, as a result of a deficiency in payments by EMC, EMC’s option to acquire 30% of the shares of GPSA terminated and Banco de Préstamos became the owner of such GPSA shares representing a 30% interest in GPSA.

In addition, as the payments due to Banco de Prestamos on July 16, 1998 as to $3,000,000 and on July 16, 1999 as to $4,400,000 under the Trust Agreement were not made by EMC, Banco de Prestamos also became the owner of the remaining 60% of the shares of GPSA, for a cumulative ownership interest of 90% of GPSA, representing a 45% interest in Gaby Panama and, indirectly, a 45% interest in the Muyuyacu concession.

Accordingly, Banco de Préstamos is now the owner of 90% of the GPSA shares representing an indirect 45% interest in the Muyuyacu concession. EMC is the owner of the remaining 10% of the GPSA shares representing an indirect 5% interest in the Muyuyacu concession, which combined with its 50% interest in Gaby Panama, aggregates to a total indirect interest of 55% in the Muyuyacu concession.

The acquisition of the 90% of the GPSA shares held by Banco de Prestamos remains subject to resolution of bankruptcy and reorganization procedures of Banco de Prestamos, an issue that the Company has been dealing with for the past thirteen years.  In late 2009, the Ecuadorian government closed the AGD and all existing AGD cases were assigned to the Ministry of Finance (“MF”) to be resolved. The Company has initiated contact with the MF and is in discussion with the successor institution of AGD regarding the legal issues associated with the Muyuyacu concession.

Until resolution of the legal issues, relating principally to the formal release by Banco de Prestamos of the certificates for the shares representing the Company’s initial 50% interest in Gaby Panama, the Company has focused its exploration and development efforts primarily on the Guadalupe and Papagrande concessions at the Gaby property.  At the same time the Company will pursue negotiations to acquire the 90% of the GPSA shares representing an indirect 45% interest in the Muyuyacu concession.

The following chart illustrates the current ownership of the Muyuyacu concession:

1.	As a result of EMC’s shareholding in Gaby Panama and GPSA, EMC owns an indirect 55% interest in the Muyuyacu concession.

2.	As a result of Banco de Prestamos’ 90% shareholding in GPSA, Banco de Prestamos (now in receivership and held by the government) owns an indirect 45% interest in the Muyuyacu concession.

A small portion of the Muyuyacu concession (74.6 hectares) has been leased by the Company to a small, private, local mining group for exploration/development of minor veins in the Tama area.

Muyuyacu Concession - Finder's Fee

Pursuant to a finder's fee agreement dated March 30, 1993 between the Company and a local Ecuadorian resident (the “Finder”), the Company agreed to pay the Finder the following finder's fees in connection with the acquisition by EMC of its interest in the Muyuyacu concession: $75,000 cash (paid) and 112,027 common shares (issued) of the Company at an agreed value of $200,000, and a further $300,000 in cash or equivalent value of common shares of the Company, at the discretion of the Company, upon completion of a positive feasibility study on the Muyuyacu concession (which has not yet been initiated.

Guadalupe, Papagrande and Other Concessions

On September 1, 1998, the Company completed the purchase of 100% of the interest of AKA Ventures Inc. (“AKA Ventures”, formerly Zappa Resources Ltd.) in the Guadalupe and Papagrande mining concessions (the “Properties”).

The Papagrande concession was held 50% by AKA Ventures (as operator of a joint venture) and 50% by the underlying Ecuadorian property holder. The Guadalupe concession was subject to the original March 1995 joint venture agreement between AKA Ventures (50%) and the Company (50%).

Under the terms of the AKA Ventures acquisition agreement, the Company issued a total of 2.5 million common shares of the Company to AKA Ventures.  The original agreement also entitled AKA Ventures to receive a NSR royalty of up to 2% on commercial production from the Properties.  Under an amendment to the original agreement dated July 26, 2002, AKA Ventures sold its rights and title to the NSR royalty to the Company in consideration of the Company issuing to AKA Ventures an additional 125,000 common shares of the Company.

On March 3, 2008, the Company announced that it had acquired an option to purchase the remaining 50% interest in the Papagrande concession from the underlying property owner.  However, in May 2009, the Company elected to relinquish its option and terminated the agreement (see “Papagrande Concession” below for details).

(a)           Guadalupe Concession

The Guadalupe mining concession comprises 112 hectares and was originally 50% owned by the Company, pursuant to the March 1995 joint venture agreement with AKA Ventures.  As a result of the subsequent acquisition of AKA Ventures’ interest, the Guadalupe concession is now owned 100% by the Company.

(b)           Papagrande Concession

The Papagrande concession comprises 396 hectares and is held through a trust agreement with Papagrande S.A. (“PPGSA”).  PPGSA owns 100% of  Minera Quebrada Fria S.A. (“Quebrada Fria”), a private Panamanian company that holds a 100% interest in the Papagrande concession. PPGSA is 50% owned by EMC and 50% by Sr. Jose Horacio Ampuero (“Ampuero”), a private Ecuadorian citizen.

On March 3, 2008, the Company announced that it had entered into an agreement (as amended) granting it an option to purchase the remaining 50% interest in the Papagrande concession from Ampuero. In order to exercise the option (for an aggregate interest of 100%), the Company was required to pay $12.0 million over a 6-year period ending February 2014.  The initial $500,000 payment was made as of the date of the signing of the agreement. The remaining option payments were scheduled every six months for the first three years (a total of $4.0 million) and annually for the remaining three years (a total of $7.5 million).  The timing of the second option payment of $500,000 that was due on August 31, 2008 was amended on September 5, 2008. A payment of $100,000 was made at the date of signing the amendment and the balance of $400,000 was due on October 21, 2008 in order for the Company to maintain its option rights.  On October 6, 2008, the agreement was further amended to allow the Company to pay $20,000 per month to Ampuero until such time as the new Ecuadorian Mining Law regulations were finalized.  Seven monthly payments totalling $140,000 were made to Ampuero for the months of October 2008 through April 2009.   In May 2009, the Company notified  Ampuero that it had elected to relinquish the option to acquire the remaining 50% interest in the Papagrande concession that it does not currently own, thus terminating the remaining $11.26 million in property payments due under the option agreement.  The Company retains its effective 50% interest in the Papagrande concession.

(c)           Other Gaby Concessions

The Company also acquired a 100% interest and title to three minor mining concessions adjacent to the Muyuyacu concession: (1) the Villa Sur concession comprising 48 hectares of mineral rights, which was purchased from a local owner for $55,000 in 1995; (2) the Fermin Bajo concession comprising 184 hectares of mineral rights and 14 hectares of surface rights, which was purchased from a local owner for $25,000 in 1995; and (3) the Rio Villa concession comprising 12 hectares of mineral rights that was claimed directly by the Company in 1998.  In 2006 the Company directly claimed and owns a 100% interest in another two mining concessions located to the north and northwest of the main Gaby concession block which comprise a total of 208 hectares as follows:  the Rio Tenguel Este concession (109 hectares) and the Rio Negro concession (99 hectares).   However, during the current fiscal year the Company submitted applications to relinquish these two concessions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gaby property is located in southwestern Ecuador, approximately 350 km southwest of Quito, the capital city of Ecuador and approximately 130 km south of the industrial port city of Guayaquil.  In addition, the project area is 50 km from Ecuador’s fourth largest city of Machala, which has a population of approximately 200,000 people and is a major industrial city as well as a major port.

Access is easy via the paved Pan American Highway to within 4.5 km of the project by a 2 km improved dirt road to the village of La Independencia and a reasonable 2.5 km dirt road to the property.  Alternative access is through the Bella Rica mining concession to the south of the Papagrande concession.

Sources of experienced labor for any potential open pit mining operation on the Gaby property will not likely be easy to find even though the project is situated next to a major artisanal underground gold mining district in Ecuador (Bella Rica mining district), which employs several thousand mining and processing workers. These underground workers have little or no experience with large-scale open-pit mining operations.

A minor powerline (presently non-functioning and insufficient for a mining operation) extends to the property. Water is readily available. The Company has an office, core storage facility and limited accommodations in the village of La Independencia, about 2.5 km from the project site.

Elevations on the property range from approximately 250m above sea level in the northern and western portions of the property to just over 1,100m in the southeastern part of the project area. Climatic conditions are humid and hot with fog common at the higher elevations (typically 1,100m above sea level) from July to October, with light rain year round and heavy precipitation between December and March. Average annual rainfall is approximately 1.55m (61 inches).

The Company owns the surface rights to approximately 476 hectares covering the area of the Company’s office and core storage facility in the village of La Independencia, together with surface exposure of the Company’s known mineral resources on the Gaby property.  These surface rights, while they are expected to cover the surface area necessary for a mining operation, will not be sufficient to provide for a processing facility and waste rock and tailings disposal areas and additional surface lands will need to be acquired. The surface area necessary for such facilities would be determined following the completion of additional technical studies on the Gaby property.  Ownership of surface rights in Ecuador is independent of the ownership of mineral rights under mining concessions.

History

The Gaby Project currently comprises the Main Gaby and Papagrande deposits. From 1993 through 1995, the Company entered into several joint venture agreements for these two separate deposits, laying the foundation for its majority interest holdings of today.

Main Gaby Deposit - Exploration History

The first documented exploration work on the Gaby property was conducted in 1973 by local Ecuadorian companies and consisted of a reconnaissance stream sediment and soil geochemical surveys on the Muyuyacu and Guadalupe concessions.  Results of the geochemical surveys identified two northwest-trending zones within a 30 sq. km. area with anomalous gold, tellurium, copper, molybdenum and bismuth.  Copperfields Mining Corporation (later merged with Teck Corporation)

carried out detailed soil sampling followed by trenching over an anomalous gold area in 1979.  A 100m wide zone reportedly averaged 2.2 g/t gold.

In the late 1980’s, the Muyuyacu concession was acquired by Minera Palmira Minpalca C.A. (“Minpalca”), a private Ecuadorian mining company.  In 1989, Minpalca carried out surface and stream bed sampling and trenching, showing gold mineralization.  Over the next two years, Minpalca constructed test-pits and completed several reverse circulation holes in the Santa Monica area of the Muyuyacu concession.  The test-pits outlined a strong northwest trending breccia zone with copper and gold values.  Drill results included intercepts of 46m at a gold grade of 3.9 g/t and 42m at 1.5 g/t.

In 1991, gold assay results from drilling by Newmont Overseas Exploration Ltd. (“Newmont”) on the Muyuyacu and Guadalupe concessions, included  170m at a gold grade of 1.2 g/t, 76m at 1.0 g/t, 58m at 2.2 g/t and 18m at 2.6 g/t.

The Muyuyacu concession was acquired by a local private Ecuadorian company, Compañia Minera Gribipe (“CMG”) in 1992. CMG carried out an extensive surface trenching program showing continuity of gold mineralization. The Company signed an option and joint venture agreement in July 1993 with CMG to acquire a 50% interest in the Muyuyacu concession and the Company commenced its first drilling program in October 1993. This reverse circulation drilling program tested the upper oxide and eluvial zone (the “Upper Zone”) and the underlying sulfide mineralization (the “Sulfide Zone”).

Based on the drill results, the Company concluded that although the potential of the Upper Zone appeared to be limited, results from the deeper holes outlined the western portion of a much larger 850m by 150m “donut shaped” mineralized body, which was open to the east.  This shape, in combination with the style of mineralization and alteration, is common in porphyry gold-copper systems.

Following the Company’s acquisition of the Gaby property in 1993, the Company initiated a second phase drilling program on the Muyuyacu concession (and an adjacent concession) in June 1994, consisting of core and reverse circulation drilling and metallurgical testing as part of a prefeasibility study on the Sulfide Zone.

In December 1994, AKA Ventures conducted core drilling to test a 1,700m by 300m, 400 ppb gold geochemical soil anomaly on the Guadalupe concession, adjacent to the Muyuyacu concession and covering the southern part of the Main Gaby deposit.  The drill holes intersected gold mineralization including 160m at a gold grade of 1.4 g/t and 54m at 1.5g/t.

In March 1995, the Company signed an option agreement with AKA Ventures to acquire a 51% interest in the Guadalupe concession.

In December 1995, the Company carried out infill and delineation drilling  on the Main Gaby deposit, and also tested a large gold geochemical anomaly covering an area of 5.5km east-west by 1.7km north-south surrounding the Main Gaby deposit. Results from this drilling program in the Main Gaby deposit confirmed extensive gold mineralization, with results including intercepts of 180m at a gold grade of 1.0 g/t, 88m at 1.1 g/t in and 114m at 1.0 g/t.

In June 1997 an independent prefeasibility study was completed for the Main Gaby deposit (see “Historical Technical Studies” below).

Limited exploration activity was carried out between 1998 and 2005 on the Main Gaby deposit, primarily due to low gold prices and the low-grade nature of the deposit.

In March 2006, in response to higher gold prices, the Company commenced a NI 43-101 compliant Preliminary Feasibility Study (“PFS”) at the Gaby project, focused primarily on the higher-grade southern portion of the Main Gaby and Papagrande areas.  An extensive infill and delineation core drilling program was carried out.  On February 11, 2008, results of the PFS were announced by the Company (see “Historical Technical Studies” below).

Further drilling at the Main Gaby deposit ceased due to the April 2008 Ecuadorian Mining Mandate, which suspended all mining exploration and development activities for all companies in Ecuador, pending a new mining law.  The new Mining Law was passed on January 29, 2009 and regulations for the new law were issued on November 4, 2009.  However, further exploration work is still on hold until the government approves the re-commencement of activities and in any event is dependent on the Company’s decision to maximize the value of its assets in Ecuador, which may include a sale of those assets.

During the cessation of physical exploration work on the property, the Company completed an internally-prepared addendum to the February 2008 PFS, including updated mineral resource estimates for the Gaby property.  These results were reported on January 29, 2009 (see “Current Technical Studies and Mineral Resource Estimates” below for details).

Papagrande/Mollopongo Deposit - Exploration History

From 1994 to 1996, AKA Ventures carried out extensive geochemical soil sampling (which outlined a large anomaly of greater than 0.3 g/t gold), trenching and a ground magnetic and geophysical survey over the Papagrande and Mollopongo areas.  Many of the trenches contained long intervals of gold mineralization.  In addition, 65 existing tunnels were sampled (57 on Mollopongo and 8 on Papagrande) with assay results including 42m at a grade of 1.3g/t gold (Mollopongo) and 62m at 1.6 g/t gold (Papagrande).

Based on anomalous targets identified from the geochemical and geophysical work, AKA Ventures, in joint venture with Cambior, Inc. (since merged with IAMGOLD Corporation), completed core drilling at Papagrande, with drill results including 163m at 1.1 g/t gold,  39m at 3.4 g/t  and 119m at 1.1 g/t gold.

In September, 1998, the Company completed an agreement with AKA Ventures whereby the Company acquired 100% of AKA Ventures’ interest in the Papagrande and Mollopongo concessions (see “Acquisition of Concessions” for details).

Between 1998 and 2005, the Company conducted limited exploration, including surface and pit sampling, primarily due to budget constraints, low gold prices and the low-grade nature of the Papagrande deposit.

In 2006, the Company, as part of the PFS for the Gaby property, drilled 52 core holes totalling 11,574m at the Papagrande deposit  (see “Drilling” section below for further details).

Further drilling at Papagrande is on hold until the government approves the re-commencement of activities and in any event is dependent on the Company’s decision to maximize the value of its assets in Ecuador, which may include a sale of those assets.

Geological Setting

Regional Geology

The Gaby property is located in the western part of the Cordillera Occidental adjacent to the narrow coastal plain. The principal units consist of Cretaceous and Tertiary volcanic rocks and associated volcano-sedimentary units, together with Tertiary intrusive rocks.

As Gaby is located approximately 50km southeast of the Company’s Rio Blanco property, the description of the regional geology in the Rio Blanco section (see “Rio Blanco Property, Ecuador, Geological Setting, Regional Geology” above) is applicable to the Gaby property setting.

Local and Property Geology

At the Gaby property, two relatively distinct styles of mineralization occur, one constituting the Main Gaby deposit and the other comprising the Papagrande deposit.

At the Main Gaby deposit, gold-bearing mineralization and pervasive hydrothermal alteration are contained in a large Tertiary-age, porphyry-style intrusive body flanked by basic volcanic rocks of Cretaceous age.  Breccias are seen locally and extensive stockworks and hydrothermal brecciation have overprinted all basic lithologies.  The Main Gaby deposit is located principally on the Muyuyacu and Guadalupe concessions and comprises a "U" shaped zone of gold mineralization measuring approximately 1,800m in length and up to 300m in width with gold mineralization intersected over a vertical extent exceeding 500m.

The Papagrande deposit is comprised of mafic volcanic flows and pyroclastics of basaltic to andesitic composition which are generally fresh, but have locally been propylitized or actinolized.  At Papagrande a stock of dacite porphyry has intruded the volcanic sequence resulting in contact metamorphism and widespread crackle brecciation of the host basalts.  The porphyry, which is the main intrusive phase in the Main Gaby deposit, is only a minor component of the Papagrande area.  A series of late-stage intrusive breccia dikes and hydrothermal breccias have been recognized in surface exposures and in drill core cross-cutting both the porphyry and the brecciated basalts.

Both gold-bearing veins and disseminated gold occur at the Papagrande deposit.  While the veins are formed along north-northeast and north-northwest trending faults, there is no obvious control (lithology, structure or alteration) to disseminated gold distribution. Most of the better mineral grade intercepts are relatively shallow (less than 90m depth) suggesting possible supergene enrichment or redistribution of gold, although this hypothesis has not yet been confirmed by the Company.

Deposit Types

Both the Main Gaby and Papagrande deposits are part of a major gold porphyry system, although both areas also contain mineralized mesothermal quartz veins, similar to those at the Bella Rica artisanal mines, immediately to the south of the Gaby property.

Mineralization

Five generalized styles of mineralization are known on the overall Gaby property: gold and sulfides associated with the intrusive and breccia zones; auriferous quartz veining; the upper oxidized portion of the intrusive related mineralization; gold enriched eluvium; and minor gold placer material in streams.

Mineralization on the Main Gaby deposit comprises gold, pyrite, chalcopyrite, pyrrhotite, arsenopyrite, magnetite and minor molybdenite.  Alteration minerals related to the gold mineralization include secondary biotite, tourmaline, sericite and silica together with minor epidote, chlorite and carbonate; secondary iron and manganese oxides are common in the oxidized zone.

Mineralization in the Papagrande area consists of gold, pyrite, chalcopyrite, pyrrhotite, and magnetite.  Gold occurs as native free gold particles (5 microns to 250 microns) within hydrothermal breccias and is commonly associated with the other sulfides, particularly chalcopyrite.

Drilling

Several campaigns of drilling were completed by various companies at the Gaby property in the last 20 years.  The drilling data utilized in the Preliminary Feasibility Study (PFS), which was completed in February 2008 (see “Current Technical Studies and Resource Estimates” for results), are summarized in the table below:

	Main Gaby Deposit
Company	Time	Type of Drilling	# of Holes	Total length (m)
Minpalca	Pre- 1991	Reverse Circulation	15	832
Newmont	1991	Drill Core	11	2,160
AKA Ventures	1994	Drill Core	13	2,652
The Company	1994 – 1997	Reverse Circulation	175	10,635
The Company	1994 – 1997	Drill Core	71	18,713
The Company	2006 - 2007	Drill Core	50	14,398
	Papagrande Deposit
Company	Time	Type of Drilling	# of Holes	Total length (m)
AKA Ventures/ Cambior	1994 – 1997	Drill Core	54	6,119
The Company	2006 - 2007	Drill Core	52	11,574

Total drilling during the 1990’s by the Company from the start of work in 1993 through March 1997 on the Main Gaby deposit, including the Muyuyacu, Guadalupe and Calvario 2 concessions (the latter concession no longer held by the Company), consisted of 10,635m of reverse circulation drilling in 175 drill holes and 18,713m of core drilling in 71 drill holes, for a total of 29,348m in 246 holes.

PFS drilling on the Papagrande and Main Gaby deposits began in March 2006.  By the fall of 2007, when the NI 43-101 compliant resource estimates were prepared, the Company had drilled an additional 50 core holes totalling 14,398m in the Main Gaby deposit and 52 core holes totalling 11,574m in the Papagrande deposit.  Results of the PFS are summarized below (see “Current Technical Studies and Mineral Resource Estimates”).  Four of the core holes drilled at the Main Gaby deposit were completed for geotechnical purposes and were not initially assayed.

Subsequent to completion of the PFS, the Company announced drill results from an additional 38 core holes totalling 10,927m from the Main Gaby deposit on March 20, 2008.

To date, a grand total of 55,320m has been drilled at the Gaby property.

Sampling and Assaying

Drilling Samples

The Company’s and previous operators’ drilling programs were carried out by Ecuadorian and/or Canadian drilling contractors.

Reverse Circulation Drilling – the Company

For all reverse circulation drill holes, the entire drill hole was sampled based on sampling interval lengths of 2.0m that were collected and sent to the Company’s on-site sample preparation facility (which was monitored 24 hours per day by the Company’s guards) for detailed geological logging, drying, weighing and splitting. A one-eighth or one-sixteenth split of the sample was then sent by road (under the supervision of the Company’s field and security staff) to Bondar-Clegg (now ALS Chemex), an independent commercial laboratory in Quito for final sample preparation, which then sent prepared samples to its analytical facility in Canada for assaying primarily for gold, copper and arsenic and limited samples for silver and molybdenum using standard industry practices.

Core Drilling – the Company

For all of the core holes, the entire drill hole was sampled based on core sampling interval lengths of 2.0m.

All core was geologically logged, sampled and stored in a locked site at the Company’s on-site sample preparation facility, which was monitored 24 hours by the Company’s guards.

During the Company’s 1994/1995 drill programs, the core was cut using a diamond saw and approximately one-eighth sections were retained on site for future geological and/or metallurgical purposes. The remaining seven-eighths of the core was sent by road (under the supervision of the Company’s field and security staff) to Bondar-Clegg laboratory in Quito for sample preparation using standard industry practices. Analytical work was carried out by their assay laboratory in Vancouver using conventional assaying methods, primarily for gold, copper and arsenic and limited samples for silver and molybdenum.

During the Company’s subsequent drill programs, the core was cut using a diamond saw and approximately one-eighth sections were retained at the Company’s on-site facility for future geological and/or metallurgical purposes. The remaining seven-eighths of the core was coarsely crushed at the Company’s on-site sample preparation facility and then sent by road (under the supervision of the Company’s field and security staff) to Bondar-Clegg laboratory in Quito for further sample preparation using standard industry practices. Analytical work was carried out by their assay laboratory in Vancouver using conventional assaying methods, primarily for gold only.

For quality control purposes, analytical standards with known metal values were included with the Company’s samples and show good reproducibility. Duplicate analyses on selected samples were undertaken by other independent assay laboratories.

Core  Drilling – Newmont and AKA Ventures

Newmont did not provide the Company with a formal report on their sampling method or assaying protocols for their drill program conducted in 1991 but it is expected that their procedures met or exceeded accepted industry standards. It is known by the Company, however, that Newmont utilized an independent sample preparation facility in Quito using standard industry practices and that analytical work was carried out by that same independent company’s assay laboratory in Vancouver.

Information on the handling of the drill core from the AKA Ventures/Cambior drill programs is incomplete and the Company has no information on the security of the samples generated from those drill programs. To the knowledge of the

Company, the AKA Ventures/Cambior’s core was cut using a diamond saw and approximately one-half was retained in a storage facility in the nearby town of Ponce Enriquez.  The remaining one-half of the core was coarsely crushed at the AKA Ventures’ on-site sample preparation facility and then sent by road to an independent assay laboratory in Quito for further sample preparation using standard industry practices. Analytical work was carried out by that same independent company’s assay laboratory in Vancouver using conventional assaying methods, primarily for gold and copper.

Data Verification

The Company

Results of duplicate assays of selected samples from the Company’s reverse circulation and core drill programs show good reproducibility. In addition, analytical standards (with known gold values) and blanks (with zero gold-silver values) were included for quality control purposes and again showed good reproducibility.

AKA Ventures/Cambior

For AKA Ventures/Cambior, results from duplicates of selected samples showed acceptable reproducibility. To the knowledge of the Company, no analytical standards (with known gold values) and blanks (with zero gold-silver values) were included by AKA Ventures/Cambior.

Metallurgical Testwork

Main Gaby and Papagrande Deposits (combined)

In April 2007, as part of the PFS, the Company completed initial metallurgical testwork for a heap leaching gold recovery process and further testwork for flotation (to produce a gold-copper concentrate).  Five composite samples represented “sulfide” zones within the projected Main Gaby and Papagrande pit limits of the Gaby property.  The samples contained between 0.36 and 3.59 g/t gold and between 0.02% and 0.13% copper.  Direct agitated cyanidation (bottle roll) tests, a column percolation leach test and a series of scoping gold/copper flotation tests were conducted on each of the samples.

The samples were not readily amenable to direct agitated cyanidation treatment at an 80% minus 6.4mm feed size.  The highest gold recoveries were obtained from the breccia samples.  The lowest gold recoveries were obtained from the volcanic rock samples.  A cyanide concentration of 0.5g NaCN/L (grams sodium cyanide per liter) or higher was adequate for achieving the maximum observed gold recoveries.

Disappointingly low recoveries at the coarser feed size confirmed the earlier decision to focus on tertiary (three stage) crushing as the most likely preparation process to enhance heap leaching recoveries. The five samples were all moderately amenable to simulated heap leach cyanidation treatment at the 80% minus 6.4mm (100% minus 9.5mm) feed size.  Gold recoveries for the three Main Gaby samples ranged from 57.1% to 48.8% in 125 days of leaching and rinsing.  Gold recoveries obtained from the Papagrande samples were 60.7% and 44.1%, respectively, in 125 days. Gold recovery rates were fairly rapid.  Cyanide consumptions were high, but could be substantially lower in commercial production.  Lime requirements were relatively low.

The Main Gaby and Papagrande samples responded moderately well to conventional flotation treatment for recovery of contained copper and gold.  The samples were not particularly sensitive to grind size, with respect to rougher flotation gold or copper recovery.  Copper recoveries were higher than gold recoveries.  Although it was possible to produce a reasonable grade copper concentrate by rougher/cleaner flotation of the higher copper grade mineralized samples, the losses in gold recovery did not warrant the additional cost of building a flotation circuit at that time, considering then-prevailing low copper prices and an average copper grade at Gaby of less than 0.1%.   For further information regarding recoveries, please see the “PFS Summary” and “Addendum Study to Gaby PFS” below.

Metallurgical recoveries used for the various operating scenarios studied are listed in the table below:

	Recovery %
Process Alternative	Gold	Copper
Agitation Leaching (same for Main Gaby and Papagrande )	89	0
Copper Float, Leaching Combined Tails (same for Main Gaby and Papagrande)	89	60
Copper Float, Leaching Scavenger Tails (same for Main Gaby and Papagrande)	78	60
Heap Leaching (Combined Main Gaby and Papagrande)	56	0

Historical Technical Studies and Mineral Resource Estimates

Main Gaby Deposit

In 1997, a prefeasibility study for the Main Gaby deposit was carried out by an independent consulting firm on behalf of the Company.  An independent resource estimate on the Main Gaby deposit for this study was calculated prior to enactment of NI 43-101 standards and is no longer relevant.  The conclusions of the study at that time suggested the Main Gaby deposit was not economic based on then-prevailing gold prices and capital and operating cost estimates.

Papagrande/Mollopongo

In June 1997, Cambior Inc., then in a joint venture with AKA Ventures, completed an in-house “conceptual prefeasibility study” on the combined Papagrande/Mollopongo concessions, which also was not NI 43-101 compliant and is not considered relevant at present.  Based on the estimated mineral resources and estimates of capital and operating expenditures in this study, Cambior concluded that, at that time, the Papagrande/Mollopongo deposits were not economically feasible at then-prevailing gold prices.

Current Technical Studies and Mineral Resource Estimates

Measured and Indicated Resources - February 2008

In February 2008, the Company compiled the Preliminary Feasibility Study (or PFS) for the Gaby property.   Based on the results of the PFS, Micon prepared a Technical Report under NI 43-101, which is entitled “Technical Report on the Preliminary Feasibility Study for the Gaby Gold Project, Ecuador” dated March 26, 2008 (the “Gaby Report”). The Gaby Report was filed on SEDAR on March 27, 2008 and is available for review under the Company’s name at www.sedar.com.    The technical information below is principally summarized from the Gaby Report.

The combined measured and indicated, and inferred resources for the Main Gaby and Papagrande deposits (on a 100% project basis) were estimated as part of the PFS by independent consulting firm FSS Canada’s Qualified Person, R. Mohan Srivastava and have an effective date of February 11, 2008.  The mineral resources were estimated based on the Company’s previously released results from 259 core drill holes and 188 reverse circulation drill holes totalling approximately 70,300m, which produced an average drill spacing of 50 - 70m.  Results are shown in the table below, using several gold cut-off grades (with the base-case in bold print).

Gaby Property–Mineral Resource Estimate – February 11, 2008  [Not current]

Resource Estimate Category	Cut-Off Grade (g/t gold)	Tonnes (Millions)	Gold Grade (g/t )	Copper Grade (%)	Contained Gold Ounces (100% Project)	Company’s Attributable Gold (Ounces)	Contained Copper (tonnes) (100% Project)	Company’s Attributable Copper (tonnes)
Measured	0.3	62.4	0.62	0.09	1,240,000	761,000	55,000	34,000
	0.4	45.7	0.72	0.10	1,051,000	647,000	43,000	27,000
	0.5	31.7	0.83	0.10	850,000	523,000	32,000	20,000

Indicated	0.3	407.0	0.52	0.09	6,800,000	4,123,000	345,000	211,000
	0.4	262.8	0.61	0.09	5,186,000	3,135,000	240,000	148,000
	0.5	161.1	0.72	0.10	3,724,000	2,240,000	156,000	95,000

Measured and Indicated	0.3	469.4	0.53	0.09	8,040,000	4,885,000	400,000	246,000
	0.4	308.4	0.63	0.09	6,237,000	3,782,000	284,000	175,000
	0.5	192.8	0.74	0.10	4,574,000	2,763,000	188,000	115,000

Inferred	0.3	205.7	0.53	0.08	3,497,000	2,243,000	154,000	95,000
	0.4	122.3	0.65	0.08	2,571,000	1,655,000	95,000	59,000
	0.5	76.5	0.78	0.08	1,913,000	1,234,000	58,000	35,000

1.	Numbers are rounded to reflect the precision of a resource estimate.
2.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	To limit the influence of individual high-grade gold samples, grade cutting was used. Gold assay grades were capped at 30 g/t; copper assay grades were not capped.

4.	Average dry bulk densities of 2.77 g/cm3 for intrusive rocks, 2.97 g/cm3 for volcanic rocks and 1.36 g/cm3 for the saprolite (oxidized zone) were applied to block volumes.
5.	The grades were interpolated using the “Probability Assisted Constrained Kriging” estimation technique within the sulfide geologic domain and ordinary kriging within the saprolite.
6.	Descriptions of parameters to determine “measured”, “indicated” and “inferred” resources are provided below.
7.	The contained metal estimates remain subject to factors such as mining dilution and process recovery losses.

This base-case resource estimate is calculated at a cut-off grade of 0.4 g/t gold, which approximates the internal cut-off grade for the recovery process options considered in the PFS and uses a base case gold price of $650 per ounce. The base case gold price used was at the time based on a consensus of views of the long-term gold prices being used by various financial institutions in North America and in comparative studies carried out by the Company’s peer companies in the mining industry.

Resource Estimation Methodology

Gold assays were capped (top cut) at 30 g/t, based on an analysis of the continuity of the extremely high grade tail of the gold grade distribution. For copper, the high grade tail of its grade distribution does not show any discontinuity, so none of the copper assays were capped.

Mineral resources were estimated using geostatistical interpolation methods within each of the two principal geological domains: the near-surface saprolite (oxidized) zone and the underlying sulfide zone. Within the saprolite domain, ordinary kriging was used to interpolate the gold and copper grades. Within the sulfide domain, “Probability Assisted Constrained Kriging”, a combination of indicator kriging and ordinary kriging, was used.

The saprolite zone averages approximately 15m in thickness and accounts for only 5% of the total contained gold estimated at the Gaby Project, approximately 309,000 ozs in the measured and indicated resource category contained in 11.5 Mt at an average grade of 0.84 g/t gold and 0.09 % copper.  These saprolite resources are included in the overall resource estimate shown in the table above.

Ordinary kriging was used to interpolate gold and copper grades for four separate sub-domains that may intermix within each block. The four sub-domains were defined by kriging indicators of the intensity of mineralization that were based on the geological characteristics that best separate weak mineralization from strong mineralization. The kriged indicator values provide estimates of the probability or proportion of each sub-domain within each block. The grades of each sub-domain were interpolated separately, using only the nearby data from the same sub-domain, and the final block grade was calculated by taking the proportion and density weighted average of the grades from each of the sub-domains.

Resources were classified according to the number of nearby drill holes, their proximity to the block being estimated, and their spatial arrangement around the block. Blocks that were surrounded by data and that had four or more drill holes within the range of the variogram were classified as measured resources. Blocks were classified as indicated resources if they were surrounded by data and had two or more drill holes within the range of the variogram, or if the block was actually pierced by a drill hole. Blocks were classified as inferred resources if they had data within the range of the variogram but could not be classified as measured or indicated.

Preliminary Feasibility Study (PFS) Summary - February 11, 2008

The PFS for the Gaby property was intended to assess the potential economic viability of an open-pit mining operation and various recovery process options by quantifying the capital and operating cost parameters to be used in the generation of mineral reserves. In addition, the PFS was intended to guide ongoing exploration and further engineering and metallurgical work needed to define the optimal scale of the mining operation required to warrant completion of a final feasibility study at the Gaby property.

Combining the Main Gaby and Papagrande deposits into one operating entity with one processing plant would allow the Company to take advantage of mining economies of scale and lower operating costs, factors which the Company believes could be expected to enhance the overall economics of the Gaby property.

The scope of the PFS comprised a comparative evaluation, based on the engineering studies and associated cost estimates included in the study, of four fundamentally different recovery process flow-sheets for a 20,000 tpd mining operation (except for the cyanide heap leaching option, which assumed a 25,000 tpd mining operation). The recovery processes evaluated were:

●	Whole ore grinding/carbon-in-leach (“CIL”), recovering gold only
●	Whole ore grinding/flotation to produce saleable copper-gold concentrate/CIL recovery of combined rougher and cleaner flotation tailings
●	Whole ore grinding/flotation to produce saleable copper-gold concentrate/CIL recovery of cleaner scavenger flotation tailings
●	Crushing/heap cyanide leach/gold recovery only using carbon

The economic viability of the Gaby property was evaluated initially by non-discounted cash flow techniques. At the base case gold price of $650 per ounce, none of the process options were financially viable and therefore the Company could not state a mineral reserve estimate at the time. However, the results from the PFS suggested that the whole ore grinding/CIL process option (recovering gold only, at an estimated average life-of-mine recovery rate of 89%) is the most technically and potentially economically viable process alternative for project development at sustainable gold prices of $850 per ounce and higher. Based on metallurgical testwork to date, the copper content of the deposit does not materially adversely affect the cyanide consumption in the whole ore grinding/CIL recovery process, because the copper is present as an inert sulfide (principally chalcopyrite).

Evaluation of the preliminary pit optimization studies suggests that a larger plant capacity, significantly above the 20,000 tpd case evaluated in detail in the study, could further improve project economics.  Key parameters of the PFS (based only on measured and indicated resources) are presented in the table below.

Item	Units	Value
Processing rate	Tonnes/day	20,000
Average metallurgical recovery	%	89
Projected mine life	Years	14
Estimated total gold production	Ounces	2,300,000

Initial capital cost 1	$ millions	432
Total average operating cost	$/tonne	12.16
Average cash operating cost	$/ounce	538
Total cost including capital 1,2	$/ounce	783

Pre-Tax IRR $650/oz gold 3,4%		(11.6)
Pre-tax Cash Flow $650/oz gold 3,4	$ millions	(314)

Pre-Tax IRR $750/oz gold 3,4%		(2.5)
Pre-tax Cash Flow $750/oz gold 3,4	$ millions	(86)

Pre-Tax IRR $850/oz gold 3,4%		3.6
Pre-tax Cash Flow $850/oz gold 3,4	$ millions	141

Pre-Tax IRR $1,000/oz gold 3,4%		10.7
Pre-tax Cash Flow $1,000/oz gold 3,4	$ millions	483

Pre-Tax IRR $1,250/oz gold 3,4%		20.3
Pre-tax Cash Flow $1,250/oz gold	$ millions	1,052

1.	No allowance has been made for price escalation in the capital cost estimate although a contingency of 25% has been added to most capital costs. All prices are fourth quarter, 2007 US Dollars.
2.	Includes sustaining capital of $102 million and working capital of $21.8 million.
3.
Cash flow and IRR analyses exclude corporate tax and employee profit sharing (a tax-deductible 15% of operating profits). Ecuadorian Value-Added-Tax (IVA) at the rate of 12% is included and assumed to be non-recoverable during the mine life. No government royalty on production is included.

4.
Cash flow analyses are calculated using gold recovery applied to only measured and indicated resources. No copper is recovered using the CIL recovery process. Copper content does not affect cyanide consumption as it is present principally as an inert sulfide.

5.	Mineral reserves cannot be estimated at this time.

The PFS recommended that further engineering work be undertaken to optimize the process recovery flowsheet and production rate as a precursor to proceeding with a final feasibility study using the most appropriate recovery option for project development.

The PFS was compiled by the Company’s technical staff, with significant contributions from several independent mining, engineering and environmental consulting companies.

Although the Company could not report mineral reserves at the time for the Gaby property at the base-case gold price of $650, it was noted that the gold resources at the Gaby property had grown significantly since the original prefeasibility studies were completed in late 1997.

The results of the PFS for a 20,000 tpd mining operation showed that Gaby is unprofitable at a base-case $650 gold price and that the project’s economics are significantly leveraged to higher gold prices. As part of the optimization study for the project, the Company decided to evaluate significantly higher process plant throughput rates with the goal of enhancing the project economics and ultimately, if warranted, completing a final feasibility study (see “Addendum Study to Gaby PFS- January, 2009” below).  Copper recovery was not considered in the PFS as significant losses in gold recovery as a result of the flotation options significantly affected the viability of the Gaby project.

Addendum Study to Gaby PFS - January 2009

On January 29, 2009, the Company reported results of an internally-prepared addendum study to the February, 2008 PFS and an updated mineral resource estimate for the Gaby property.   The results of the February, 2008 PFS showed that at a base case gold price of $650/oz  and a 20,000 tpd tonnage throughput, an open pit gold mining project did not return positive cash flow and therefore the Company was unable to report a mineral reserve estimate.  Since then, a more detailed project sensitivity study has been undertaken by the Company to determine an optimal scale for the mining operation and process flowsheet in order to lower operating costs and benefit from improved economies of scale.  For the sensitivity study, tonnage throughputs were considered at 20,000 tpd (the base case for the PFS), 40,000 tpd, 60,000 tpd and 80,000 tpd, using gold prices ranging from $750/oz to $1,500/oz.

The Company concluded that a stable gold price at or above $1,000/oz would be needed to merit initiation of a final feasibility study for the Gaby property (assuming a positive outcome relating to government approvals to re-start exploration activities and clarification of certain key issues under the new Mining Law and regulations).

The range of tonnages and operating costs shown in the table below were used to generate various optimized pit models (or “shells”) from the updated mineral resource estimate discussed below.
Operating and Capital Cost Estimates for PFS Base Case and Sensitivities-January, 2009

		PFS Base Case	Process Rate Throughput Sensitivities
Annual Tonnes treated (tpy)	tpy	7,200,000	7,200,000	14,400,000	21,600,000	28,800,000
Daily Tonnes treated	tpd	20,000	20,000 1	40,000	60,000	80,000
Total Operating Costs	$/t	$12.16	$12.26	$11.25	$10.85	$10.44
Gold Price assumption for cut-off grade	$/oz	$650	$1,000	$1,000	$1,000	$1,000
Cash Costs per ounce of gold	$/oz	538	$680	$675	$670	$645
Estimated Total Capital Costs	$ millions	$432	$490	$730	$900	$1,000

1.
The first sensitivity case (20,000 tpd) shows the PFS base case throughput of 20,000 tpd, but at a lower cut-off grade assumption that is considered more representative of the project at a $1,000/oz gold price.

The table below shows the sensitivity to higher gold prices and increased tonnage throughputs on the economics of the Gaby property, with a tonnage throughput of 60,000 tpd being at or close to the optimal case at a gold price of $1,000 per ounce. The PFS base case is shown in bold.

The sensitivity case selected by the Company that is expected to become the basis for a final feasibility study, should one be initiated, is 60,000 tpd at $1,000/oz gold, which could yield a cash flow of $916 million over a 16-year mine life at an estimated capital cost of $900 million and could recover approximately 5.3 million ozs of gold at an average annual production of approximately 330,000 ozs of gold. The NPV at a 5% discount rate is approximately $331 million and the

IRR is approximately 11%. At a gold price of $750, the 60,000 tpd case would lose $340 million. The project could break even at a gold price of approximately $850/oz.

Results of Gaby Project Pit Optimizations at Various Tonnage Rates and Gold Prices

			Ore Processed		Strip Ratio	Pit Optimization 5% Discount Rate ($ million) 1		Gold Production (Million ozs)		Cash Flow ($ million) 1
Tonnage Rate (,000’s tonnes per day or ktpd)	Gold Price ($/oz)	Mine Life (Yrs)	Ore - Millions of Tonnes (Mt)	Average Gold Grade (g/t)	Ore-to- waste ratio	NPV ($M)	IRR (%)	Per Year (Moz)	Total (Moz)	Non-discounted ($M)
20ktpd	$650	14	101	0.8	0.8:1	- 2	(11.6%)	0.16	2.3	(314)
20ktpd	$1,000	29	202	0.7	0.7:1	$211	10%	0.13	3.7	$711
	$1,500	54	387	0.5	0.4:1	$1,145	23%	0.11	5.8	$3,535
40ktpd	$1,000	21	290	0.6	0.7:1	$306	11%	0.23	4.9	$889
	$1,500	34	490	0.5	0.5:1	$1,728	25%	0.21	7.0	$4,214
	$750	7	138	0.7	0.6:1	($302)	(6%)	0.39	2.7	(340)
60ktpd	$1,000	16	324	0.6	0.7:1	$331	11%	0.33	5.3	$916
	$1,500	27	568	0.5	0.6:1	$2,084	26%	0.29	7.8	$4,541
80ktpd	$1,000	12	336	0.6	0.7:1	$323	10%	0.46	5.5	$924
	$1,500	21	595	0.5	0.6:1	$2,869	40%	0.39	8.1	$4,651

1.
The NPV, IRR and cash flow estimates for the sensitivity cases shown in the table above are not calculated from detailed project scheduling or cost estimates as would be detailed in a final feasibility study, hence may not reflect actual project economics in the future.  However they do show the relative performances of the process throughput sensitivity cases that have been analyzed in this internal study.  The PFS Base Case, shown in bold, does however use detailed mine planning and scheduling to a preliminary feasibility level of engineering.

2.	The PFS Base Case NPV is quoted at a zero percent discount rate to avoid the confusion of discounting negative numbers.

Processing

Following completion of the PFS in early 2008, a decision was made by the Company to focus the project on conventional processing methods using crushing/milling, agitation leaching, carbon-in-leach (“CIL”), carbon stripping, electrowinning and smelting to produce doré bars on site for shipping to a refinery. This process option does not recover copper.  Copper recovery was eliminated as a process option due to significant losses in gold recovery as a result of the flotation options, which significantly affected the viability of the Gaby project at then- prevailing copper prices (less than $2.00/lb). As part of a future feasibility study, the viability of the flotation process option would be re-evaluated considering that current copper prices are in the $3.75/lb range.

The sensitivity studies assume using semi-autogenous grinding and recycle crushing followed by ball milling, but it should be noted that secondary and tertiary crushing and screening followed by ball milling might still be an option to be contemplated.

Updated Mineral Resource Estimates- January 2009

Based on additional drill results received after completion of the February 2008 PFS, an updated mineral resource estimate was calculated by FSS Canada and used in the sensitivity study described above.

This updated measured and indicated resource estimate of 6.94 million gold ounces represented an 11% increase in measured and indicated resources compared to the February 2008 estimate of approximately 6.2 million ozs of gold contained within 308 Mt at an average grade of 0.63 g/t gold. Additional updated inferred resources were estimated at approximately 2.9 million ozs of gold for a 13% increase in inferred resources compared to the February 2008 estimate of 2.6 million ozs of gold contained within 122 Mt at an average grade of 0.65 g/t.

The resource estimate shown in the table below is reported at a cut-off grade of 0.4 g/t gold, which approximates the cut-off grade for the open-pit mining and conventional milling/CIL process option selected for the Gaby project using a base case gold price of $650 per ounce. Because the cut-off grade is a factor of operating costs, metallurgical recoveries and gold price, it is possible that a lower or higher cut-off grade could be applied in the future.

The mineral resources were estimated based on the Company’s previously-released assay results from 297 core drill holes and 188 reverse circulation drill holes totalling approximately 81,200m, which produced an average drill spacing of 50 - 70m. These NI 43-101 compliant mineral resources were classified in accordance with CIM guidelines by independent consulting firm, FSS Canada’s Qualified Person, R. Mohan Srivastava (P.Geo.).

Updated Attributable Mineral Resources - July 2009

In May 2009, the Company relinquished its option to purchase the remaining 50% interest in the Papagrande concession not already held by the Company.  The Company decided it was financially prudent to relinquish rights to a relatively small percentage of the total gold resources at the Gaby property in view of the Company’s overall cost reduction program in Ecuador.  As a result, the Company’s attributable ounces for the Papagrande deposit were reduced by 50%.  A summary of the mineral resource estimates reported for January, 2009 is provided in the table below, including the total contained project ounces and the ounces attributable to the Company after adjusting for the Company’s reduced equity in the Papagrande concession.

January 2009 Mineral Resource Estimates - showing July 2009 updated attributable ounces to the Company

Resource Estimate Category	Cut-Off (g/t gold)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold Ounces (100% Project)	Company Attributable Gold Ounces
Measured	0.3	122.8	0.57	2,250,000	1,350,000
	0.4	91.6	0.64	1,900,000	1,140,000
	0.5	61.1	0.74	1,460,000	870,000

Indicated	0.3	419.3	0.50	6,770,000	4,030,000
	0.4	264.8	0.59	5,040,000	2,960,000
	0.5	157.6	0.69	3,500,000	2,040,000

Measured and Indicated	0.3	542.1	0.52	9,020,000	5,390,000
	0.4	356.4	0.61	6,940,000	4,110,000
	0.5	218.7	0.71	4,960,000	2,910,000

Inferred	0.3	245.2	0.51	3,980,000	2,470,000
	0.4	143.2	0.62	2,850,000	1,760,000
	0.5	86.1	0.73	2,030,000	1,250,000

1.	Numbers are rounded to reflect the precision of a resource estimate.
2.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	To limit the influence of individual high-grade gold samples, grade cutting was used. Gold assay grades were capped at 30 g/t.
4.	Average dry bulk densities of 2.77 tonnes per cubic meter (“t/m3”) for intrusive rocks, 2.97 t/m3 for volcanic rocks and 1.36 t/m3 for the saprolite (oxidized zone) were applied to block volumes.
5.	The grades were interpolated using the “Probability Assisted Constrained Kriging” estimation technique within the sulfide geologic domain and ordinary kriging within the saprolite.
6.	The contained metal estimates remain subject to factors such as mining dilution and process recovery losses.
7.	Reporting cut-off grades were determined using a gold price of $650 per ounce.
8.
Previously released resource estimates have included grades for copper.  Copper recovery has now been eliminated from the process flowsheet as the contained copper values at consensus long-term copper prices of approximately $1.50 per pound do not meet the requirement of a “reasonable prospect for economic extraction” under NI 43-101 and therefore are no longer included in the Company’s resource inventory for the Gaby Project.

9.	The Company’s Qualified Person, VP Corporate Development, Nick Appleyard, reviewed the foregoing resource estimate.

Resource Estimation Methodology

Mineral resources above were estimated using geostatistical interpolation methods within each of the two principal geological domains: (a) the near-surface saprolite (oxidized) zone and (b) the underlying sulfide zone. The saprolite zone averages approximately 15m in thickness and accounts for only about 5% of the total contained gold at the Gaby property and is included in the overall resource estimate shown in the table above.

Within the saprolite domain, ordinary kriging was used to interpolate the gold grade. Within the sulfide domain, “Probability Assisted Constrained Kriging”, a combination of indicator kriging and ordinary kriging, was used (the same method that was used in the February 2008 resource estimates).

Ordinary kriging was used to interpolate gold grades for four separate sub-domains that may intermix within each block (block size is 20m by 20m by 10m high). The four sub-domains were defined by kriging indicators of the intensity of mineralization that were based on the geological characteristics that best separate weak mineralization from strong mineralization. The kriged indicator values provide estimates of the probability or proportion of each sub-domain within each block. The grades of each sub-domain were interpolated separately, using only the nearby data from the same sub-domain, and the final block grade was calculated by taking the proportion and density weighted average of the grades from each of the sub-domains.

Resources were classified according to the number of nearby drill holes, their proximity to the block being estimated, and their spatial arrangement around the block. Blocks that were surrounded by data and that had four or more drill holes within the range of the variogram were classified as measured resources. Blocks were classified as indicated resources if they were surrounded by data and had two or more drill holes within the range of the variogram, or if the block was actually pierced by a drill hole. Blocks were classified as inferred resources if they had data within the range of the variogram but could not be classified as measured or indicated.

Development Plans

Most exploration activities at the Gaby property have been suspended.  Resumption of work at Gaby would require approval from the Ecuadorian government and the Company is evaluating alternatives to maximize the value of the Gaby project, including its sale.

Following the Company’s decision to maximize the value of its assets in Ecuador, which may include a sale of those assets, no further development work is anticipated in the near future.  However, the Company continues to undertake all environmental and social programs that it is required to perform.

NON-PRINCIPAL EXPLORATION PROPERTIES

Del Oro Property, Nevada, U.S.A. (option to acquire up to 70% interest)

The Del Oro property is located at the southern end of the Getchell Trend in north-central Nevada, approximately 30 miles (48 km) southwest of Winnemucca.  It is comprised of 59 unpatented mining claims covering approximately 1,130 acres (~28 km2).  The Getchell Trend extends for over 75 miles (120 km) and hosts the Twin Creeks, Getchell, Turquoise Ridge, Pinson, Prebble and Goldbanks gold properties. The geologic setting and characteristics of the Del Oro property share common traits with many of these mines.

The Goldbanks deposit of Kinross is approximately four miles (6.5 km) southeast of the Del Oro property and was historically reported as containing 1.6 million ounces of gold reserves and approximately 3.0 million ounces of gold resources.

In July 2007, Ventura signed a Letter Agreement (the “Agreement”) with Columbus Gold (U.S.) Corp. (“Columbus”), to earn up to 70% interest in the Del Oro property.  The Agreement was amended in November 2008 and again in July 2010.  The Company acquired its rights to the property as a part of its acquisition of Ventura in January 2010.

Terms of the Del Oro Letter Agreement

Under the terms of the original Agreement, Ventura had an option to earn an initial 51% interest in the property by making a $50,000 payment in cash or common shares to Columbus (125,418 shares of Ventura were issued, currently representing 12,542 common shares of the Company) and by incurring $2.0 million in exploration expenditures by November 2013.

Ventura was also required to complete $200,000 in work expenditures on or before November 14, 2008 ($35,000 was incurred to date) and to complete the remaining $1.8 million of expenditures on or before November 14, 2012.

Ventura renegotiated the terms of the Agreement in November 2009, whereby Ventura made a one-time payment of $20,000 to Columbus in consideration of deferring the $200,000 work commitment from 2008 until November 2009 and thereby extended the total required exploration expenditure of $2.0 million by one year to November 2013.

On July 26, 2010 an additional amendment to the Agreement was negotiated by the Company whereby $60,000 in cash was paid to Columbus, of which $40,000 was applied to the remaining $165,000 (of the original $200,000) in required work expenditures, leaving a balance of $125,000 to be complete as follows: $100,000 by December 31, 2010 and an additional $25,000 between January 1, 2011 and June 30, 2011.  As at June 30, 2011, the Company’s work commitment to June 30, 2011 had been fulfilled.

The Company has until November 14, 2013 to incur the remaining $1.8 million in work expenditures in order to earn an initial 51% interest in the property.

Exploration History

Claims were first staked on the Del Oro property in 1986.  Since then, the property has been leased by several different companies including Cameco, Newhawk, Bear Creek (Kennecott), BHP and others.  Various campaigns of mapping, geochemistry, geophysics and drilling were conducted.  Gold was reported up to 0.04 oz/ton (1.3 g/t) in surface rock samples by previous lessees, and the limited drilling confirms gold in the subsurface with values up to 10 ft (3m) at 0.03 oz/ton (1.0 g/t) gold and 25 ft (8m) at 0.012 oz/ton (0.4 g/t) gold.  The analytical data also showed anomalous silver, mercury, arsenic and antimony associated with the mineralization.  Historic mining activities reported on the Del Oro property recovered mercury from shallow pits and adits in opalite hosted by Tertiary sedimentary rocks.

The best drill results were a 50 ft intersection which averaged 0.9 g/t gold, from a breccia located within the northwest-trending sinter. The strike continuation of this mineralized breccia remains to be tested.

The Company’s Current Exploration Program

A rock chip sampling program was completed by the Company in August 2010 with encouraging results.  The Company also carried out geophysical surveys (ground magnetic and gravity) of the Del Oro property in September 2010. Gravity studies show an interesting anomaly on the east-southeast part of the property, which can be interpreted as a buried intrusive body,  and lies on the periphery of a northwest-trending sedimentary graben (pull-apart basin).

Detailed geologic mapping was carried out in the south part of the property by Company geologists, which helped to outline more precisely zones with epithermal quartz veinlets with low sulfidation characteristics.  In addition, a new rock sampling program was performed, separating the hydrothermal veins from the wall rock in order to determine the geologic control for gold anomalies on the property and to determine if there is any kind of disseminated mineralization in the wall rock.

Furthermore, a new soil sampling program is being performed at the south end of the property, where an opaline sinter covers a conglomeratic unit thought to be part of a northwest-trending graben where a main epithermal structure may be present.

Assay results from the rock and soil sampling programs show that the sinter is highly anomalous in mercury and arsenic, however anomalous gold values, with the exception of the sinter breccia (above) are restricted to basement veinlets located adjacent toand topographically lower than the sinter.

CSAMT and I.P./resistivity surveys outlined a northwesterly-trending, resistivity and chargeability anomaly which coincides with the postulated pull-apart basin margin. The anomaly is 50-300 m wide and approximately 1,500 m in length. The outcropping sinter breccia which contains anomalous levels of gold coincides with the southeastern end of this geophysical anomaly.

Future Work

An initial drilling program of 2,000m has been planned to test the presence of a buried epithermal structure in the northwest-trending graben, covered by clastic sediments (conglomerates) and sinter at the south end of the property. Permitting procedures have been initiated and drilling will begin when permits are received.  The Company may have to file a Plan of Operation for the proposed work, in which case receipt of permits could take several months.

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply:

Foreign Countries and Regulatory Requirements

Four of the Company's six principal mineral resource properties are located in Peru and Ecuador in South America and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability or governmental policies in those countries which may result in the impairment or loss of mineral concessions or other mineral rights.  Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, import and export controls, foreign exchange controls, income and revenue taxes and royalties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required operating permits and production financing for their Ecuadorian and Peruvian mineral properties.

In addition, the Company’s mineral concessions in Ecuador, comprising the Rio Blanco and Gaby projects, may be subject to uncertainties as a consequence of the new Mining Law and the conditions imposed in a production contract that may be negotiated for the Rio Blanco project (see “Risks Specific to Operating in Ecuador” below). In addition, although the Company is evaluating its options to maximize the value of the Ecuador assets, including their potential sale, it is possible that the Company may not be able to see its Ecuadorian projects on reasonable terms and conditions.

Economic Uncertainty in Developing Countries

The Company's operations in Peru and Ecuador may be adversely affected by economic uncertainty and related characteristics of developing countries. Both Peru and Ecuador have experienced high rates of inflation for many years. There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future government actions will not trigger inflationary or deflationary cycles. Additionally, changes in inflation or deflation rates and government actions taken in response to such changes can also affect currency values in such countries. Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Operations in Peru and Ecuador are also subject to political risk. Peru's current fiscal regime is generally favorable to the mining industry and has been relatively stable over the past ten years, but there is a risk that this could change in the future. Ecuador’s current fiscal regime is relatively unstable with respect to the mining industry (see “Risks Specific to Operating in Ecuador” below). In addition, labor in Peru and Ecuador is customarily unionized and there are risks that labor unrest or wage agreements may adversely impact operations.

The Company believes that while current conditions in Peru are relatively stable and conducive to conducting business, its future mineral exploration activities could be impacted by political, social or economic developments.  In particular, the current government has recently imposed a new sliding scale royalty and progressive tax on mining operations (as described under “Taxes and Royalties” in the Pallancata Mine, Peru section above), which may impact the Company’s operations in Peru.  In addition, some mine development activities in select jurisdictions in Peru have been forced to cease operations due to community unrest.  Over the last few years, Ecuador has been less stable politically than Peru and the adoption of a new constitution and the subsequent approval of the new Mining Law on January 29, 2009 have the potential to adversely affect the Company’s future mineral exploration and development activities.

Risks Specific to Operating in Ecuador

The Company may continue to be affected by Ecuador’s political environment and economic instability. Since the Company commenced operations in 1993, Ecuador has undergone numerous changes at the presidential and congressional levels.

When the current President, Rafael Correa, took office in January 2007, his administration focused on the creation of a new Ecuadorian Constitution, which was approved in October 2008.  President Correa was re-elected to a second term ending in 2013 and his political party achieved a slight majority in the new Assembly.

Following introduction of the new Mining Law and regulations in 2009, the Company commenced negotiations in February 2011 for a production contract for the Rio Blanco property.  The negotiations have been on-going for over 18 months without resolution of significant issues.  As a result of the lack of progress in this critical negotiation, increasing social and community risks and activism, a lack of clarity with respect to the components of the taxation regime, concerns for the security of tenure for all concessions, and restrictive profit-sharing laws, in May 2012, the Company appointed two investment advisors to assist the Company in implementing its strategy to maximize the value of the resource properties in Ecuador, including their sale.

To mitigate financial risk in Ecuador, the Company funds its Ecuadorian operations on an as-needed basis. The Company does not presently maintain political risk insurance in Ecuador.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, four of the Company’s six properties (Pallancata, Inmaculada, Gemfield and Rio Blanco) have proven and probable reserves, with the Company’s proposed exploration programs at its other mineral properties primarily an exploratory search for ore. Volatility of commodity prices, fires, power issues, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

The Company has relied, and will continue to rely upon, consultants and other entities for construction and operating expertise. Substantial expenditures are required to establish mineral reserves through drilling and/or underground development, to develop metallurgical processes to extract the metal(s) from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing gold, silver and other mineral properties are affected by many factors including the cost of operations, variations in the metal content (or grade) of ore mined, metallurgical recovery levels for saleable metals, fluctuations in metal markets, costs of mining and processing equipment and such other factors such as government regulations, including regulations relating to royalties, taxation,  production levels, importing and exporting of minerals and metals and environmental protection.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results and related technical studies.

Market events approximately four years ago and the associated deterioration of general economic indicators led to a general loss of confidence in global credit and financial markets, restricted access to capital and credit (especially in the mining industry), and increased counterparty risk.  Access to financing has been negatively impacted by many factors as a result of that global financial crisis.  Continuing financial markets issues may impact the Company’s ability to obtain equity or debt financing in the future on favorable terms, especially with respect to the Inmaculada and Gemfield projects in Peru and Nevada, respectively. The assets located outside of North America are also subject to a higher degree of political risk.

Short-term factors relating to mineral resources or mineral reserves, such as the need for the re-structured development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that metal recoveries from small-scale metallurgical laboratory test work will be duplicated in large-scale tests under on-site conditions or in production-scale processing facilities.  Material changes in mineral resources or mineral reserves, grades, waste/ore stripping ratios or metal recovery rates may affect the economic viability of any project.

Depending on the prices of gold and silver or the impact of tax issues in certain countries, the Company may determine that it is impractical to commence or continue commercial production.  The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested and, although the Company has attempted to ensure satisfactory title to its properties, risk exists that some titles may be defective.

Risks Relating to Statutory and Regulatory Compliance, Permitting and Changes in Mining Laws

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable  and changing laws, regulations and permits (as evidenced in the U.S.A., Peru and Ecuador).

The Company currently operates in three democratic countries and has seen significant changes in elected governments and heads of state, which can have profound influence on the Company’s ability to advance its business plans.  Governments have the ability to change mining laws, taxes, concessions, employment and environmental laws and other laws, which could thereby adversely impact the Company’s exploration, development and mining activities.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition.

The Company is not currently covered by any form of environmental liability insurance.

Risks Associated with Joint Venture Agreements

The Company's interests in certain of its properties in Peru and Ecuador are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's financial position or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration or development; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Mineral Reserves and Resources

At present, in addition to the Pallancata Mine in Peru (which is in production), the Company has  known bodies of commercial ore (mineral reserves) at its Inmaculada property in Peru, Goldfield property in Nevada and Rio Blanco property in Ecuador.   The exploration programs at the Company’s other properties are an exploratory search for ore.

The Company's mineral reserves and mineral resources are estimates and no assurance can be given that the indicated level of gold and silver will be able to be mined and processed. Fluctuations in the price of gold and silver may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period.

Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a mine or mines. This could cause the Company to reduce its reserves, which could have a negative impact on its operations and financial results.

Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves.

Replacement of Reserves

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions.  The mineral base of the Company may decline if reserves are mined without adequate replacement. The life-of-mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, mine life could be shortened if production is expanded without growth of reserves.  The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

Production and Cost Estimates

The Company prepares estimates of future production and estimated operating and capital costs of exploration and production for its operations. No assurance can be given that such estimates will be achieved. The failure by the Company to achieve production or cost estimates could have an adverse impact on any or all of the Company's future cash flows, results of operations and financial condition.

The Company's actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages, work stoppages and social issues (e.g. local communities disrupting or delaying production).

Cash costs of production may be affected by a variety of factors, including: ore grade, metallurgy, increases in labor costs and profit sharing, the cost of commodities consumed or otherwise used in operations, and the costs of supplies and services. Such occurrences could result in the need for re-estimation of reserves for mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit to become unprofitable, forcing the Company to cease production.

Financing Risks

The Company has limited financial resources. Currently its only source of operating cash flow is in the form of dividends paid from its 40% interest in the Pallancata Mine in Peru. To date, cash dividends totalling approximately $116 million have been received from the Pallancata Mine.   Cash flow from the mine is used to fund additional capital expenditures at the Pallancata Mine as required.  Profits that exceed the level of necessary capital expenditures are distributed as cash dividends on a pro-rata basis between the Company and joint venture partner Hochschild.

In addition, prior to the sale of the its 3% NSR royalty from the Ruby Hill Mine, the Company received quarterly cash payments totalling approximately $10 million from the Barrick Gold Corporation, the mine’s operator.  The NSR royalty was sold in May 2012 to Royal Gold Inc., a major international royalty company, for cash proceeds of $38.0 million. Cash flow from the Ruby Hill royalty was used for general working capital purposes.

Except for cash flow from the Pallancata Mine, there can be no assurance that additional funding will be available to the Company for further exploration and development of its other projects or to fulfill its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities or convertible debt, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Failure to obtain such additional equity or debt financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Global Financial Market Condition

Recent market events both in North America and Europe and the continuing deterioration of general economic indicators have led to a continuing loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk.  Access to financing has been negatively impacted by many factors as a result of the global financial crisis. This may impact the Company’s ability to obtain equity or debt financing in the future on favorable terms.

Metal Prices

Factors beyond the control of the Company may affect the price or marketability of any gold, silver or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years.  The effect of these factors cannot accurately be predicted.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock-bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The Company competes with other mining companies with greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Employee and Contract Labor Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and with contract workers. Relations between the Company and its employees and contract workers may be affected by changes in the scheme of labor relations that may be introduced by the relevant government authorities in those jurisdictions where the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition. Disputes with employees or contract workers that escalate into unexpected work stoppages or other type of disruptive events may cause delays or interruption in the ability of the Company to conduct its business, and in certain cases, may have significant financial impact.  Specifically, at the Pallancata Mine, Hochschild employees are unionized and therefore work stoppages could disrupt production and cash flow from dividends.

The market for skilled employees experienced in mining is competitive. Mining companies are introducing pay and benefits improvements in order to attract these types of skilled employees. The ability of the Company to attract and retain a skilled workforce is critical to the successful execution of the Company's business plan. Retaining key employees requires competitive compensation, benefits, a commitment to safety and a good working environment. External or internal factors may prevent the Company from fulfilling its manpower staffing needs.

Environmental and Other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals and there is no assurance that such approvals will be obtained or will be obtained on a timely basis.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Acquisition of Mineral Concessions

The Company currently, indirectly through its subsidiaries, holds, or has applied for, or has the right to acquire title to each of the mineral resource properties in which it has an interest.  The third party agreements pursuant to which the Company acquired or is acquiring an interest in and title to such properties provide that, in most cases, the Company must make a series of cash payments over certain time periods, and in certain cases, expend certain minimum amounts on the exploration of the properties.  Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.

Title Matters

The acquisition of title to mineral concessions in Peru, Ecuador and Nevada is a detailed and time-consuming process.  Title to and the area of mining concessions may be disputed.  While the Company has diligently investigated title to all mineral concessions and, to the best of its knowledge, titles to all landholdings are in good standing, this should not be construed as a guarantee of title.  Title to the properties may be affected by undetected defects.  There are certain issues affecting the Company’s 55% interest in the Muyuyacu concession at the Company’s Gaby property which the Company is working to resolve.  However, to date no resolution has been obtained. See “Principal Properties, Ecuador - Gaby Property, Ecuador – Acquisition of Concessions” for more details.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, a small group of individuals. Investors must be willing to rely to a significant extent on management’s discretion and judgment. The Company does not have in place formal programs for the succession of management. Accordingly, the loss of any one member of the senior management group could have a material adverse effect on the Company's business.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of the Yukon Territory the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Repatriation of Earnings

Currently there are no significant restrictions on the repatriation from Peru or Ecuador of earnings to foreign entities. However, there can be no assurance that additional restrictions on repatriation of earnings from Peru or Ecuador will not be imposed in the future.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future.

Currency Fluctuation

The Company’s revenues and most of its expenditures are incurred in U.S. dollars. Equity financings to date, however, have all been completed in Canadian dollars and, consequently, the Company is at risk of foreign exchange differentials between these two currencies.  The Company does not carry out currency hedging in respect of these risks.

Enforcement of Civil Liabilities

As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are residents outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of Canada.

CORPORATE OBJECTIVES AND STRATEGY

The Company intends to continue to deliver value to shareholders by increasing its mineral resources and reserves and expanding its low-cost production in silver and gold projects located in select countries in the Americas where it is believed that the political risk is low or manageable. The Company’s goal is to increase production and cash flow from existing levels to mid-tier precious metal producer levels (approximately 200,000 gold equivalent ounces per year) over the next two to three years.

In the near future, the Company is also planning to grow and diversify its asset base by:

●
in conjunction with its partner Hochschild, at the 40%-owned Pallancata Mine: (a) adding mineral reserves and resources; (b) maintaining current production; (c) minimizing operating and sustaining capital costs and (d) maintaining or increasing cash distributions to the joint venture partners;

●
in conjunction with its partner Hochschild,  and subject to permitting, advancing the 40%-owned Inmaculada Mine to production by December 2013 and continuing with an aggressive exploration program in order to expand reserves and resources;

●
completing the permitting and commencing construction at the 100%-owned Gemfield deposit at the Goldfield gold project in Nevada in 2014, subject to financing, with the goal of commencing production in mid 2015;

●	continuing with metallurgical testwork at the 100%-owned Converse gold property in Nevada with the goal of commencing a feasibility study in 2013, as warranted;

●	investigating alternatives for maximizing shareholder value from the Company’s resource properties in Ecuador, including their sale.

●
seeking investment opportunities in precious metals properties in low risk political jurisdictions in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative abilities;

●	seeking property and/or corporate acquisitions to increase cash flow and to expand the Company’s portfolio of exploration and development projects; and

●	advancing the Company's other exploration projects in the Americas.

DIVIDENDS

Dividends

The Company has not declared any cash dividends for each of the three years ended June 30, 2012, 2011 and 2010.

Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents.  The Company has not paid any dividends on its common shares since its incorporation.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure

Common Shares

The authorized capital of the Company consists of an unlimited number of voting common (the “Common Shares”) shares without par value.  Each Common Share is entitled to one vote and to participate equally on a distribution of assets or a winding up of the Company. There are no special rights, privileges or restrictions attached to the Common Shares.

As of September 28, 2012, the Company had 117,586,376 Common Shares issued and outstanding.  An additional 3,815,400 Common Shares may be issued upon the exercise of outstanding stock options.

Convertible Debentures- 2006 Issuance

On May 19, 2006, the Company issued, as part of an $85.1 million public offering, C$40 million aggregate principal amount of convertible unsecured subordinated debentures (“Debentures”) due May 19, 2012.  The Company redeemed the Debentures with cash in full upon maturity.

Constraints

There is no constraint imposed on the ownership of securities of the Company to ensure that the Company has a required level of Canadian ownership.

Ratings

To the knowledge of the Company, no rating, including provisional rating, has been received from any rating organization for securities of the Company that is outstanding or continues in effect.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares are listed and traded on the Toronto Stock Exchange (“TSX”) under the symbol “IMZ”, on the Swiss Stock Exchange (“SIX”) under the symbol “IMZ”, and on the Frankfurt Stock Exchange under the symbol “MIW”.  The following table sets forth the price ranges (high and low) and volume of Common Shares traded on the TSX as well as the combined volume of Common Shares traded on the TSX and the SIX on a monthly basis for the one year period ended June 30, 2012:

Month Ended	High (C$)	Low (C$)	TSX Volume	Combined TSX and SIX Volume
July 31, 2011	$7.81	$6.84	857,691	4,223,873
August 31, 2011	$7.58	$6.67	1,315,127	5,350,696
September 30, 2011	$7.45	$6.71	695,953	4,626,772
October 31, 2011	$7.44	$6.65	1,561,953	3,549,181
November 30, 2011	$6.99	$5.83	2,027,239	3,978,506
December 31, 2011	$6.40	$5.44	1,754,106	6,352,283
January 31, 2012	$6.00	$5.13	2,266,335	4,803,046
February 29, 2012	$5.79	$5.32	1,200,264	3,797,770
March 31,2012	$5.80	$5.20	1,258,972	3,733,777
April 30, 2012	$5.77	$4.82	1,085,636	3,098,054
May 31, 2012	$5.40	$4.17	913,804	2,671,808
June 30, 2012	$5.27	$4.00	865,378	5,097,580

Debentures

The Debentures were listed on the TSX under the trading symbol “IMZ.DB” and were delisted on May 22, 2012 when they matured and were redeemed.

The following table sets out the monthly low and high trading price and the monthly volume of trading of the Debentures of the Company on the TSX during the period beginning July 1, 2011 and ended May 18, 2012 (one day prior to the maturity date). The Debentures were originally listed for trading on the TSX on May 19, 2006.

Month Ended	High (C$)	Low (C$)	Volume (C$)(1)
July 31, 2011	$113.00	$101.66	$170,000
August 31, 2011	$110.00	$101.50	$1,269,000
September 30, 2011	$106.31	$101.75	$233,000
October 31, 2011	$104.00	$98.06	$74,000
November 30, 2011	$103.70	$98.50	$4,758,000
December 31, 2011	$100.00	$99.26	$370,000
January 31, 2012	$101.00	$100.01	$4,281,505
February 29, 2012	$100.25	$100.01	$2,181,000
March 31,2012	$100.75	$100.01	$1,875,000
April 30, 2012	$100.15	$100.00	$1,495,000
May 18, 2012	$100.00	$100.00	$165,000

(1)  Principal amount of Debentures traded.

Swiss Performance Index (“SPI”)

The Company’s Common Shares became primarily traded on the SIX on March 16, 2009, and the Company was included in the SPI on August 24, 2009. The SPI comprises 217 companies, led by world-renowned companies like Nestle, Novartis and Roche. The Company is currently the only precious metal mining company listed on the SIX and the first-ever gold company included in the SPI. The Company is one of only 8 foreign companies listed on the SPI.

Prior Sales

Issued Shares

During the most recently completed financial year the Company issued the following Common Shares (totalling 283,813):

Reason for issuance	Price (C$)	Number of Shares
Exercise of stock options	$1.00	50,000
Exercise of stock options	$5.78	25,000
Exercise of stock options	$4.00	42,500
Exercise of stock options	$2.80	19,500
Exercise of stock options	$5.25	40,000
Exercise of stock options	$4.25	83,000
Exercise of stock options	$3.73	8,000
Exercise of stock options	$5.70	10,000
Conversion of debentures	$6.88	5,813

Options Granted

During the most recently completed financial year the Company granted incentive stock options pursuant to its stock option plan which entitles the holders to purchase up to 1,311,500 Common Shares as follows:

Number of Options Granted	Exercise Price (C$)	Expiry Date
150,000	$5.86	Nov. 29, 2021
1,161,500	$5.80	Jan 29, 2022

Incentive stock options are not listed for trading on the TSX.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, province or state, and country of residence of each director and executive officer of the Company; their respective positions and offices held with the Company and their respective principal occupation during the five preceding years; and the period or periods which each director has served as a director are as follows:

Name, Province or State and Country of Residence and Position with Company	Present and Principal Occupation for the Preceding Five Years	Date of Appointment as a Director/Officer
STEPHEN J. KAY Arizona, U.S.A. President, Chief Executive Officer, and Director	President, Chief Executive Officer, and Director of the Company from 1993 to present.	Nov. 8, 1993

ROD C. McKEEN British Columbia, Canada Corporate Secretary and Director	Lawyer, Principal of law firm Axium Law Corporation from July 2005 to present.	Dec. 8, 1994

JORGE PAZ DURINI Quito, Ecuador Director	Lawyer; Partner in the law firm of Paz and Horowitz from 1990 to present.	April 7, 1994

GABRIEL BIANCHI (1) Zurich, Switzerland Director	President of Bianchi & Partner, a private asset management company since 1997.	March 24, 2003

MICHAEL SMITH (1) (2) (3) British Columbia, Canada Director	Retired Chartered Accountant. Partner with PricewaterhouseCoopers LLP, a public accounting firm, 1982 to 2004.	Nov. 28, 2005

ROBERTO BAQUERIZO (2) New York, U.S.A. Director
Managing Director for Latin America region of ProVentures, Inc. a consulting and investment firm from January 2000 to present.  Also, President of Mission Hills Holdings, a financial advisory and investment firm specializing in Latin American clients, January 2000 to present.
May 9, 2007

JOHN W. W. HICK (1) (2) (4) Ontario, Canada Director
President and Director of John W.W. Hick Consultants, Inc., a private consulting firm, since 1997. In addition, prior to 2009, served as Chairman and a director of Silver Eagle Mines, Inc.; President, CEO and a director of Medoro Resources Ltd. October 2009 to September 2010.
Nov. 9, 2011

SCOTT BRUNSDON Arizona, U.S.A. Chief Financial Officer
Chief Financial Officer (“CFO”) of the Company from January 2011 to present; Independent financial consultant, January 2010 to December 2010; CFO/Corporate Secretary of Revett Minerals Inc., June 2004 to December 2009.
Jan. 3, 2011

NICK APPLEYARD Arizona, U.S.A. Vice President-Corporate Development	Vice President of Corporate Development of the Company from January 2010 to present; Technical Manager of the Company from June 2002 to January 2010.	Jan. 1, 2010

PAUL DURHAM Connecticut, U.S.A. Vice President-Corporate Relations
Vice President of Corporate Relations of the Company from April 2010 to present;  Senior Vice President (Global Mining and Metals) for Auerbach Grayson, Inc. from June 2009 to April 2010; Senior Vice President for HSBC Securities from July 1999 to April 2009.
April 5, 2010

Name, Province or State and Country of Residence and Position with Company	Present and Principal Occupation for the Preceding Five Years	Date of Appointment as a Director/Officer
ALAN F. MATTHEWS (5) Arizona, U.S.A. Vice President-Special Projects	Consulting mining engineer from March 2010 to present; President of Kernow Resources and Developments, Ltd., a mining engineering company, from 1994 to March 2010.	Nov. 1, 2011

1.	Member of the Audit Committee.
2.	Member of the Compensation Committee.
3.	Chairman of the Audit Committee and lead independent director.
4.	Chairman of the Compensation Committee.
5.	Effective November 1, 2011, Mr. Matthews joined the Company as Vice President-Special Projects. Prior to that date, Mr. Matthews had served as a director of the Company since December 18, 2003.

Each director elected or appointed holds office until the Company’s next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (Yukon).

The directors and senior officers of the Company own, directly or indirectly, an aggregate of 1,741,366 Common Shares representing approximately 1.5% of the 117,586,376 issued and outstanding Common Shares as at the date hereof.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out in item (c) below, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(c)
Mr. Stephen Kay was a director of Ventura (then “EPICentrix Technologies Inc.”) when a cease trade order was issued against Ventura by the British Columbia Securities Commission (“BCSC”) on September 11, 2003 and by the Alberta Securities Commission (the “ASC”) on October 23, 2003 for failure to file certain financial statements required pursuant to the Securities Act (British Columbia).  The cease trade order was revoked by both the BCSC and ASC on June 22, 2004.  On September 12, 2003, the TSX Venture Exchange (the “TSXV”) suspended trading of EPICentrix Technologies Inc. (“EPICentrix”) as a result of the September 11, 2003 cease trade order by the BCSC.  On January 6, 2004, EPICentrix’s listing was transferred from Tier 2 of the TSXV to the NEX board of the TSXV for failure to maintain the minimum listing requirements for a TSXV Tier 2 issuer.  On February 1, 2005, following a name change (from EPICentrix to Ventura), a change of business from the technology sector to the mineral resource sector, and a private placement financing, Ventura’s common shares were reinstated for trading as a Tier 2 issuer on the TSXV.

Other than as set out in items (c) and (d) below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

(c)
In 2008, John Hick was a director and non-executive Chairman of the board of directors of Tamaya Resources Limited (“Tamaya”), a company incorporated under the laws of Australia and listed on the Australian Stock Exchange (“ASX”), which made a Voluntary Appointment of an Administrator, Ernst & Young–Australia (“Ernst & Young”), as a result of becoming insolvent.  The reasons for the insolvency were summarized in a questionnaire and report to Ernst & Young dated November 14, 2008, which was filed with the ASX.  As a result of the Voluntary Appointment of an Administrator, effective October 26, 2008, Ernst & Young immediately assumed all legal powers, rights and obligations of the directors of Tamaya and the directors had no legal rights with respect to the administration or management of Tamaya or its assets.

(d)
Mr. Hick was a director of Timminco Limited which was granted protection under the Companies Creditors Arrangement Act (“CCAA”) on January 3, 2012. As a result of the CCAA filing, the TSX delisted the company effective February 6, 2012. On August 17, 2012, with the approval of the Judge overseeing the CCAA process, a professional Receiver was appointed to manage the voluntary bankruptcy and winding up of Timminco and all of the Directors resigned effective that date.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and executive officers of the Company are also directors, executive officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.

The directors and executive officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or executive officer has a material interest in the contract or transaction or the director or executive officer is a director or executive officer of, or has a material interest in, a corporation which has a material interest in the contract or transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

Board of Directors’ Mandate

On November 21, 2008, the Board of Directors adopted a Board of Directors’ Mandate, which governs the purpose, composition and responsibilities of the Board. The Mandate describes the purpose of the Board of Directors as follows:

●	The business and affairs of International Minerals (the “Company”) are managed by the Executive Officers and senior management, under the direction and supervision of the Board of Directors.

●	Directors shall at all times act in the best interests of the Company and in good faith, exercising care, diligence and sound business judgment.

The Board of Directors generally discharges its responsibilities directly and through its Committees and by delegating the day-to-day management of the Company to its Executive Officers.

●
The Board of Directors shall meet regularly with the Executive Officers to review the business operations, financial results and corporate governance of the Company. The Board relies on management to keep the Board apprised of all significant developments affecting the Company.

This Mandate will be reviewed by the Board of Directors from time to time, and amended as needed.

CORPORATE GOVERNANCE

Pursuant to the regulations of the TSX and the Swiss Stock Exchange (“SIX”), the Company must annually disclose its corporate governance policies as an integral part of the information provided to the public to enable them to assess the quality of the Company.  According to TSX guidelines, this disclosure must be contained in the Company’s Management Proxy Circular, which is filed annually, prior to the Company’s Annual General Meeting.  Generally, the SIX requires that a review of corporate governance policies must be included in an issuer’s annual report.  However, to avoid duplication of reporting, the SIX allows the Company to fulfill its obligation to report its corporate governance practices by filing the disclosure annually in its Management Proxy Circular, which is being filed simultaneously with its annual report on September 28, 2012.

Corporate governance disclosure for the 2012 fiscal year is discussed in the Company’s Management Proxy Circular dated September 27, 2012, which can be found on the Company’s website at:
http://www.intlminerals.com/images/pdf/filings/Management_Proxy_Circular_ 2012.pdf
More generically, it is posted under “Company Filings” on the Investor menu tab of the Company’s website.  The information has also been filed on SEDAR (www.sedar.com) under the Company’s name.

AUDIT COMMITTEE
Audit Committee’s Charter

Pursuant to the provisions of section 173 of the Yukon Business Corporations Act, the Company is required to have an Audit Committee and the Company must also, pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), which came into force on March 18, 2008, have a written charter which sets out the duties and responsibilities of its audit committee. The text of the Company’s Audit Committee Charter is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of three directors as determined by the Board of Directors, all of whom are free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his independent judgment as a member of the Audit Committee. All members of the Audit Committee have accounting or related financial management expertise. For the purposes of the Audit Committee’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. The members of the Audit Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.

At the present time, the Audit Committee comprises the following members, each of whom is financially literate as defined by NI 52-110:

(1)           Michael Smith (independent director)

(2)           John Hick (independent director)

(3)           Gabriel Bianchi (independent director)

Relevant Education and Experience

Michael Smith, Chairman of the Audit Committee, is a retired Chartered Accountant and a retired partner from PricewaterhouseCoopers, LLP, a public accounting firm where he was employed from 1982 to 2004, principally dealing with the mining industry.

Gabriel Bianchi is the founder and a partner of Bianchi and Partners, a private Swiss asset management company, since 1997. Mr. Bianchi previously worked in the private banking sector with UBS and BSI-Banca della Svizzera in Switzerland and England.

John Hick has a law degree and has been President and CEO of John W. W. Hick Consultants, Inc., a private consulting firm, since 1997. He has over 30 years of executive management experience in the mining industry and has been a director and/or executive officer of numerous mining companies, including Dome Mines, Inc. (1981-87), Placer-Dome, Inc. (1987-90), Rayrock Yellowknife Resources, Inc. (1990-93), TVX Gold, Inc. (1993-97) and Rio Narcea Gold Mines, Ltd. (1997-2006).

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in any of the following sections of NI 52-l10: Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. In addition, at no time since the commencement of the Company’s most recently completed financial year has the Company relied on exemptions in Subsection 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Board has not adopted specific policies and procedures for the engagement of non-audit services; however, specific approval is sought from the Audit Committee when the external auditors are engaged to perform non-audit related services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit and non-audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees (3)
2012 2011 2010	C$318,662 C$250,000 C$253,800	Nil Nil Nil	C$146,500 C$61,390 C$11,540	Nil Nil $74,280

1.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2.	Fees charged for tax compliance, tax advice and tax planning services.
3.	Fees for services other than disclosed in any other column. The fees in fiscal year 2010 were related to the acquisitions of Ventura and Metallic.

PROMOTERS

To the knowledge of the Company, no person or company has been, within the three years ended June 30, 2012, a promoter of the Company or of a subsidiary of the Company.

LEGAL PROCEEDINGS

There were no legal proceedings filed by the Company or against the Company during the fiscal year ended June 30, 2012.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the fiscal year ended June 30, 2012, other than as set out below:

1.
The Company paid or accrued legal services of $238,069 (2011: $308,146) provided by firms in which two of the Company’s directors are partners or principals.  As at June 30, 2012, the accounts payable to these firms totalled $23,190 (2011- $73,079).

2.	At fiscal year end, the Company held 1,500,000 (2011- 1,500,000) common shares of Santa Barbara Resources Ltd., which has a director in common with the Company.

3.	At fiscal year end, the Company held 208,333 (2011- 208,333) common shares of Galena International Resources, of which one of its director is also an executive officer of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s Common Shares is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or described in this AIF, the Company has not entered into any material contracts during the most recently completed financial year  that are still in full force and effect, and which may reasonably be regarded as presently material.

INTERESTS OF EXPERTS

Names of Experts

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company’s most recently completed financial year ended June 30, 2012 and subsequent events as at September 26, 2012:

Name	Qualified Person with Respect to	# of Securities Held
Davidson & Company LLP	The audit report dated September 27, 2012, relating to the consolidated financial statements of the Company for the financial year ended June 30, 2012.	0%
R. Mohan Srivastava M Sc., P. Geol	Qualified Person with respect to the disclosure of the Mineral Resource and Reserve Estimates for the Inmaculada Project, Peru Feasibility Study Technical Report (January 11, 2012); and for the Mineral Resource Estimates for the Converse Project, Nevada – Preliminary Economic Assessment Technical Report (February 2, 2012); and for the Mineral Resource and Reserve Estimates for the Goldfield Project, Nevada Feasibility Study Technical Report (August 31, 2012).	0%
Dayan Anderson MMSA	Qualified Person with respect to the disclosure for the Converse Project, Nevada - Preliminary Economic Assessment Technical Report (February 2, 2012); and for the Goldfield project Feasibility Study Technical Report (August 31, 2012).	0%
Richard Gowans, P.Eng.	Qualified Person with respect to the disclosure for the Converse Project, Nevada - Preliminary Economic Assessment Technical Report (February 2, 2012); and for the Goldfield project Feasibility Study Technical Report (August 31, 2012).	0%
Christopher Jacobs C.Eng, MIMMM	Qualified Person with respect to the disclosure for the Converse Project, Nevada - Preliminary Economic Assessment Technical Report (February 2, 2012); and for the Goldfield project Feasibility Study Technical Report (August 31, 2012).	0%

Name	Qualified Person with Respect to	# of Securities Held
Clint Donkin MAusIMM(CP)	Qualified Person with respect to the disclosure for the Inmaculada Project, Peru Feasibility Study Technical Report (January 11, 2012).	0%
Ian Dreyer MAusIMM(CP)	Qualified Person with respect to the disclosure for the Inmaculada Project, Peru Feasibility Study Technical Report (January 11, 2012).	0%
Angel Mondragon MAusIMM(CP)	Qualified Person with respect to the disclosure for the Inmaculada Project, Peru Feasibility Study Technical Report (January 11, 2012).	0%
Anthony Sanford Pr.Sci.Nat.	Qualified Person with respect to the disclosure for the Inmaculada Project, Peru Feasibility Study Technical Report (January 11, 2012).	0%

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, for 2012 is contained in the Company’s Management Proxy Circular dated October 1, 2012 and filed on SEDAR under the Company’s name on September 28, 2012.  It may also be found on the Company’s website at:  http://www.intlminerals.com. The Company’s annual general meeting of its shareholders that will be held on November 9, 2012 as more particularly described in the Management Proxy Circular.

Additional financial information is provided in the Company’s annual Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended June 30, 2012, which was filed on SEDAR on September 28, 2012.  These documents can be found on the Company’s website at: http://www.intlminerals.com/investors/financial-reports.

Schedule A

INTERNATIONAL MINERALS CORPORATION

(the “Corporation”)

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on December 16, 2004)

A.           PURPOSE/OBJECTIVES

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and related financial information, and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. In performing its duties, the committee will maintain effective working relationships with the Board of Directors (the “Board”), management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, its operations and related risks.

B.           COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, each of which shall be an independent1 director.

2.	All of the members of the Committee shall be “financially literate”.

3.
The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

5.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.
The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

7.	Meetings of the Committee shall be conducted as follows:

(a)
the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c)	management representatives may be invited to attend all meetings, except executive sessions and private sessions with the external auditors; and

1
“Independent” member of an audit committee means a member who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

(d)	the proceedings of all meetings will be minuted.

8.
The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.           ROLES AND RESPONSIBILITIES

The overall duties and responsibilities of the Committee shall be as follows:

(a)
to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

9.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	review the audit plan of the external auditors prior to the commencement of the audit;

(d)	approve in advance provision by the external auditors of services other than auditing;

(e)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporations financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;

(f)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

(g)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

(h)	review any significant disagreements between management and the external auditor regarding financial reporting.

10.	The duties and responsibilities of the Committee as they relate to the Corporation’s internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management’s response thereto.

11.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)
review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(c)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

12.	The Committee is also charged with the responsibility to:

(a)
review the Corporation’s quarterly financial statements, management discussion and analysis and related financial disclosure, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	prospectuses;

(iv)	news releases discussing financial results of the Corporation; and

(v)	other public financial reports requiring approval by the Board, and

(vi)	report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements and management discussion and analysis;

(d)
review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Corporation’s consolidated financial statements; (0 establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(g)
review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)
develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders;

(j)	review and recommend updates to the charter and receive approval of changes from the Board; and

(k)	perform other functions as requested by the full Board.

Exhibit 3 - Management's Discussion and Analysis for the Financial Quarter Ended September 30, 2012

The following discussion and analysis has been prepared as of November 9, 2012, unless otherwise indicated and should be read in conjunction with the accompanying Unaudited Condensed Interim Consolidated Financial Statements and related notes for the first fiscal quarter ended September 30, 2012. These financial statements of the Company are presented according to International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, all currency is reported in U.S. dollars. The Company’s Annual Information Form and the risks and uncertainties discussed therein, and the Company’s MD&A for prior periods are filed on SEDAR at www.sedar.com and on the Company’s website at www.intlminerals.com.

Forward Looking Statements

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements (see “Risk Factors” which follows).

Significant Achievements for the Quarter Ended September 30, 2012

●
The Company received a $6.0 million cash distribution from the Pallancata Mine in July 2012, bringing the Company’s 40%-share (Hochschild Mining plc “Hochschild” 60%-owner and operator) of cumulative cash distributions from Pallancata to $115.7 million since August 2009. The Company has also been advised by the Suyamarca Board of Directors that it should expect to receive a further cash distribution of $4.0 million from Pallancata in December 2012.

●
At the 40%-owned Inmaculada development project (Hochschild 60%-owner and operator) also in Peru, development is progressing on schedule and Hochschild has completed its $100 million contractual development cost commitment.  In September 2012, the Peruvian government approved the Environmental Impact Study for Inmaculada, achieving a critical milestone in the project’s development.

●
At the 100%-owned Goldfield property in Nevada, the Company has engaged the services of M3 Engineering and Technology Corporation (“M3”) of Tucson, Arizona to manage the Engineering, Procurement and Construction Management (“EPCM”) activities relating to the design and construction of the Gemfield project heap leach gold mine. M3 has commenced the detailed design activities for this project.  SRK Consulting of Reno Nevada has been contracted to complete the project Plan of Operations (“PoO”) which will be used in the preparation of the Environment Impact Statement (“EIS”) and permitting.  The PoO is expected to be filed with the US Bureau of Land Management (“BLM”) in December of 2012.  Permitting is expected to commence in the first calendar quarter of 2013 and is expected to take approximately 18 months from approval of the PoO.

●
Also at the Gemfield project, the Company continues with on-going process optimization studies and step-out drilling in the recently discovered Gemfield Southeast area. In addition, results of the recent metallurgical test work have illustrated that a larger crush size could possibly allow for a 25% increase in plant throughput (to 7,500 tpd) with no significant decrease in recoveries. This could mean that estimated processing operating costs may be reduced by 11% from $6.36 per tonne to $5.65 per tonne and G&A costs may be reduced by 20% from $2.92 per tonne to $2.34 per tonne; a combined potential reduction of approximately 14% in total operating costs. Additional metallurgical testwork, however, will be required to confirm the recoveries from the larger crush size.

Financial Performance for the Three-Month Period Ended September 30, 2012:

The Company:

●
Reported net income from continuing operations after tax for the first fiscal quarter ended September 30, 2012 (the “Current Quarter’) of $10.7 million or $0.09 per share compared to net income from continuing operations after tax of $14.5 million or $0.12 per share for the fiscal quarter ended September 30, 2011 (the “Prior Year’s Quarter), reflecting in both periods the earnings from the Pallancata Mine.

●
Reported cash flow from continuing operations of $6.0 million for the Current Quarter compared to $18.2 million for Prior Year’s Quarter, with the change representing the difference in the cash distributions from the Pallancata Mine during the respective quarters.

●
Reported a net loss from discontinued operations after tax of $1.1 million for the Current Quarter compared to net income from discontinued operations after tax of $0.7 million for the Prior Year’s Quarter. The loss from discontinued operations in the Current Quarter represents on-going maintenance costs in Ecuador while the contribution to income in the Prior Year’s Quarter was income from the Ruby Hill mine royalty.

●
Reported net and comprehensive income after tax of $9.6 million or $0.08 per share, for the Current Quarter compared to net and comprehensive income of $15.2 million or $0.13 per share, for the Prior Year’s Quarter. The most significant reason for the decline in earnings was because of a reduction in earnings from the Pallancata Mine that was a result of lower metal production and a decline in the prices of gold and silver.

●	At the Pallancata Mine:

i.
 The Company’s 40% share of the equity income from the Pallancata Mine was approximately $10.7 million for the Current Quarter compared to $15.1 million for the Prior Year’s Quarter. Cash distributions paid to the Company for the Current Quarter totaled $6.0 million (accrued at June 30, 2012) compared to $16 million in the Prior Year’s Quarter;

1

ii.
Production for the Current Quarter (on a 100% basis) was approximately 1.9 million ounces of silver (Prior Year’s Quarter: 2.3 million ounces) and 6,814 ounces of gold (Prior Year’s Quarter: 9,370 ounces). The Company’s 40% share was approximately 757,310 ounces of silver (Prior Year’s Quarter: 916,322 ounces) and 2,726 ounces of gold (Prior Year’s Quarter: 3,748 ounces). The reasons for the decrease in gold and silver production were lower ore grades and metallurgical recoveries compared to the Prior Year’s Quarter.

iii.
 For the Current Quarter, direct site cash costs were $4.69 per ounce of silver produced after gold by-product credit (Prior Year’s Quarter: $1.01 per ounce) and total cash costs after gold by-product credit (as defined by the Gold Institute) were $8.49 per ounce of silver produced (Prior Year’s Quarter: $5.44 per ounce). For the Current Quarter compared to the Prior Year’s Quarter total cash operating costs, before by-product credit, decreased by 3% and, therefore, both direct site and total cash costs per ounce reported increased because of lower by-product credits and a decrease in silver production.

Corporate Overview

The Company is a Yukon Territory-registered Canadian corporation with its common shares dually listed and traded on The Toronto Stock Exchange (TSX: IMZ) and the Swiss Stock Exchange (SIX: IMZ), where the Company is included in the Swiss Stock Exchange’s Swiss Performance Index (the “SPI”). The Company’s shares are also secondarily listed on the Frankfurt Stock Exchange in Germany (symbol: MIW).

The Company is primarily engaged in the exploration, development and mining of gold and silver deposits in the Americas. The Company produces silver and gold from its 40%-owned Pallancata silver-gold mine in Peru (60% owned and operated by Hochschild). The Company also owns a 40% interest in the advanced gold and silver development project, Inmaculada. In December 2011, Hochschild and the Company formally approved Inmaculada for development and construction with a targeted production date of December 2013.

The Company owns 100% of the Goldfield and Converse properties in Nevada, USA and 100% of the Rio Blanco property and variable interests of 50 to 100% of the concessions comprising the Gaby property, both properties in Ecuador.  The Company considers the two Ecuadorian properties to be non-core and both are classified as discontinued operations, and the Company has engaged advisors to assist in the sale of these properties.

Corporate Objectives and Strategy

The Company intends to continue to deliver value to shareholders by increasing its mineral resources and reserves and expanding its low-cost production in silver and gold projects located in select countries in the Americas where it is believed that the political risk is relatively lower or manageable. The Company’s goal is to increase production and cash flow from existing levels to mid-tier precious metal producer levels (approximately 200,000 gold equivalent ounces per year) over the next three to four years.

In the near future, the Company is also planning to grow and diversify its asset base by:

●
in conjunction with its partner Hochschild, at the 40%-owned Pallancata Mine: (a) adding mineral reserves and resources; (b) maintaining current production; (c) controlling operating and sustaining capital costs and (d) maximizing cash distributions to the joint venture partners;

●
in conjunction with its partner Hochschild advancing the 40%-owned Inmaculada Mine to production by December 2013 and continuing with an aggressive exploration program in order to expand reserves and resources;

●	completing the permitting and commencing construction at the 100%-owned Gemfield project at the Goldfield gold property in Nevada in 2014, with the goal of commencing production in mid 2015;

●	continuing additional technical studies at the 100%-owned Converse gold property in Nevada dependent upon the results of on-going metallurgical testwork;

●	selling the Company’s resource properties in Ecuador;

●
seeking investment opportunities in precious metals properties in lower risk political jurisdictions in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative capabilities;

●	seeking property and/or corporate acquisitions to increase cash flow and to expand the Company’s portfolio of exploration and development projects; and

●	advancing the Company's other exploration projects in the Americas.

 PROPERTY INFORMATION AND ACTIVITY

The technical information reported in this document was reviewed by the Company’s Qualified Person, Vice President of Corporate Development, Mr. Nick Appleyard (M. AusIMM (CP)).

Non-IFRS PERFORMANCE MEASURES

2

Direct Site Costs and Total Cash Costs (as defined by the Gold Institute) per ounce of silver produced, net of gold by-product credit, are non-IFRS financial measures, which management believes are useful to measure the operational performance of the Pallancata Mine. Readers should not rely on these non-IFRS financial measures in isolation.

Pallancata Mine, Peru

The Pallancata mine is located in southern Peru approximately 180 kilometers southwest of the town of Cuzco and approximately 520 kilometers southeast of Lima.

Ore from the Pallancata Mine is toll-processed to produce a silver–gold flotation concentrate at Hochschild’s Selene processing plant located approximately 22 kilometers north of the Pallancata Mine.  The mill was initially built to process 1,000 tonnes of ore per day but has been expanded to process 3,000 tonnes per day. The production expansions were 100% financed by cash flow generated by the mine prior to the first cash distribution in August 2009. Table 1 below is the history of the cash distributions received to date by the Company from Pallancata.

Table 1: Pallancata Mine Cash Distributions (IMZ 40% Share)

Month Received	Cash Distributions Received ($)	Cumulative Distributions Received ($)
August 2009	1,228,300	1,228,300
November 2009	6,424,600	7,652,900
February 2010	10,000,000	17,652,900
June 2010	6,000,000	23,652,900
December 2010	20,000,000	43,652,900
April 2011	26,000,000	69,652,900
September 2011	16,000,000	85,652,900
December 2011	12,000,000	97,652,900
May 2012	12,000,000	109,652,900
July 2012	6,000,000	115,652,900

Quarterly and annual production statistics for the Pallancata Mine (100% project basis) are summarized in Table 2 and 3:

Table 2: Pallancata Mine Production Highlights (100% Project Basis; in US Dollars)

	Quarter Ended 9/30/12	Quarter Ended 6/30/12	Calendar Full Year 2011	Calendar Full Year 2010	Fiscal Year Ended 6/30/12	Fiscal Year Ended 6/30/11
Ore mined (tonnes)	276,459	259,421	1,039,674	1,090,948	1,041,857	1,069,948
Ore processed (tonnes)	277,092	270,961	1,070,467	1,071,617	1,090,033	1,063,008
Average head grade silver1 (g/t)	257	250	301	344	280	324
Average head grade gold1 (g/t)	1.2	1.08	1.3	1.4	1.2	1.4
Concentrate produced (tonnes)	2,073	2,006	8,608	9,541	8,380	8,622
Silver produced2 (oz)	1,893,274	1,825,387	8,768,394	10,135,482	8,185,244	9,461,573
Gold produced2 (oz)	6,814	6,402	33,881	35,848	29,689	34,517
Silver sold ( oz)	1,651,900	1,730,340	9,063,800	9,997,800	8,127,900	9,531,300
Gold sold ( oz)	5,870	5,950	33,900	33,732	28,766	32,824
IMZ Direct Site Costs per oz Ag (net of by-product credit)4 ($/oz)	$4.69	$5.36	$ 2.20	$2.22	$3.31	$2.21
IMZ Total Cash Costs per oz Ag (net of Au gold by-product credit)5 ($/oz)	$8.49	$9.08	$6.38	$5.47	$7.37	$6.04

Table 3: Pallancata Mine Production Highlights (IMZ 40% Share)

	Quarter Ended 9/30/12	Quarter Ended 6/30/12	Calendar Full Year 2011	Calendar Full Year 2010	Fiscal Year Ended 6/30/12	Fiscal Year Ended 6/30/11
Silver produced2 (oz)	757,310	730,155	3,506,958	4,054,193	3,274,098	3,784,629
Gold produced2 (oz)	2,726	2,561	13,553	14,339	11,876	13,807
Silver sold (oz)	660,768	692,140	3,625,500	3,999,120	3,251,160	3,812,500
Gold sold (oz)	2,348	2,380	13,560	13,493	11,510	13,130

3

Notes:
1,	Head grades for silver and gold are based on the overall metallurgical balance for the process plant.
2.	Difference between “produced” metal ounces and “sold” metal ounces is a combination of the smelter metal payability factors and in-process concentrate changes. Silver sales are rounded.
3.
Direct Site Costs per ounce silver and Total Cash Costs per ounce silver reflect a “mined ore inventory adjustment”. The Company believes that this calculation more accurately matches costs with ounces of production.

4.	Direct Site Costs per ounce silver comprise direct mining, mined ore inventory adjustment, toll processing and mine general and administrative costs (net of gold by-product credit).
5.
Total Cash Costs, using the Gold Institute’s definition, comprise: mine operating costs, mined ore inventory adjustment, toll processing costs, mine general and administrative costs, Hochschild’s management fee, concentrate transportation and smelting costs and the Peruvian government royalty,(net of gold by-product credit).

6.	“g/t” is grams per metric tonne and oz is troy ounces.

On April 10, 2012, the Company reported updated mineral reserve and resource estimates effective at December 31, 2011, for the Pallancata Mine based on information supplied by Hochschild, the mine operator. Mineral reserves and resources at Pallancata, details of which are provided in Table 4 (with an effective date of December 31, 2011) are estimated by Hochschild using a marginal cut-off grade of 144 g/t silver equivalent, which reflects a marginal cut-off value of $64.73 per tonne using conservative metal prices of $18.00 per ounce of silver and $1,080 per ounce of gold. Updated mineral reserve and resource estimates will be provided in the first calendar quarter of 2013.

Table 4: Pallancata Mine – Mineral Reserve and Resource Estimate
 (Effective at December 31, 2011)

Estimate Category	Tonnes	Average Grade (g/t silver)	Average Grade (g/t gold)	100% Basis Contained Silver Ounces	100% Basis Contained Gold Ounces	IMZ 40% Attributable Silver Ounces	IMZ 40% Attributable Gold Ounces
Proven Reserves	2,739,000	289	1.4	25,487,000	121,000	10,195,000	48,000
Probable Reserves	711,000	278	1.3	6,362,000	31,000	2,545,000	12,000
Total Reserves	3,450,000	287	1.4	31,484,000	152,000	12,739,000	61,000

Resource Category	Tonnes	Average Grade (g/t silver)	Average Grade (g/t gold)	100% Basis Contained Silver Ounces	100% Basis Contained Gold Ounces	IMZ 40% Attributable Silver Ounces	IMZ 40% Attributable Gold Ounces
Measured Resources	4,196,000	382	1.8	51,500,000	238,000	20,600,000	95,000
Indicated Resources	819,000	323	1.5	8,506,000	40,000	3,402,000	16,000
Total Measured and Indicated Resources	5,015,000	372	1.7	60,006,000	278,000	24,002,000	111,000
Inferred Resources	2,813,000	347	1.5	31,335,000	132,000	12,534,000	53,000

Notes:
1.	Measured and Indicated Resources include Proven and Probable Reserves.
2.	Metal prices used are $18.00/oz for silver and $1,080/oz for gold.
3.	The estimated reserves include 24% for ore losses and 21% for dilution assigned using zero grade.
4.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Numbers have been rounded in all categories to reflect the precision of the estimates.
6.	The mineral resources were estimated using ordinary kriging for the major vein units and inverse distance to the power of three for peripheral veins.
7.	Contained metal in estimated reserves remains subject to metallurgical recovery losses.

Hochschild’s data and methodology for estimated resources have been reviewed by the Company's Vice-President of Corporate Development, Mr. Nick Appleyard, and by the Company’s Vice-President Special Projects, Mr. Alan Matthews, both of whom are Qualified Persons in accordance with National Instrument 43-101.

Inmaculada Project, Peru

The 40%-owned Inmaculada Project ("Inmaculada") is located in southern Peru approximately 25 kilometers south of the Pallancata Mine.

On December 23, 2010, the Company signed an agreement with Hochschild to fast-track development, permitting and production at Inmaculada. Inmaculada was originally 51% owned by the Company and 49% Hochschild. This agreement provided that the Company would sell 11% of its ownership interest in Inmaculada to Hochschild and Hochschild would become the operator. Among other things, this agreement included Hochschild paying the Company $17.65 million, Hochschild funding 100% of the first $100 million of required spending required to bring Inmaculada to production and Hochschild agreeing to make a $20 million equity investment in the Company.

4

Inmaculada Mineral Reserve and Resource Estimates

On January 11, 2012, the Company announced the results of an independent feasibility study for Inmaculada (see below), which included estimates of measured and indicated mineral resources and proven and probable mineral reserves. The mineral resources were estimated by R. Mohan Srivastava (P. Geo), and the mineral reserves were estimated by Angel Mondragon, MAusIMM (CP) both independent consultants and qualified persons and have an effective date of January 11, 2012. The mineral reserve estimate is shown in Table 5 below. 40% of the reserves are attributable to the Company.

Table 5:  Inmaculada Mineral Reserve Estimate
(Effective at January 11, 2012)

Reserve Estimate Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver ounces	Contained Gold Equivalent Ounces
Proven	3,844,000	3.4	106	421,000	13,125,000	640,000
Probable	3,958,000	3.3	134	424,000	17,196,000	711,000
Total Proven and Probable	7,801,000	3.4	120	845,000	30,140,000	1,347,000

Notes:
1.	Numbers are rounded to reflect the precision of a reserve estimate.
2.	Gold equivalent ounces are estimated using a 60-to-1 silver to gold ratio.
3.
The contained metal estimates include approximately 30% mining dilution for sub-level stoping areas, 25% mining dilution for cut and fill areas and a 3% ore loss factor, but remain subject to process recovery factors. Dilution has been included with a grade of 0.3 g/t gold and 11 g/t silver.

4.
The mineral resources were classified using Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 12, 2010.

5.
The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the validity of these reserve estimates.

6.	The mineral reserves were calculated using a cut-off grade of 2.3 g/t gold equivalent.

The mineral resource estimates are illustrated in Table 6 below. 40% of these resources are attributable to the Company.

Table 6: Inmaculada Mineral Resource Estimate
(Effective at January 11, 2012)

Resource Estimate Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver ounces	Contained Gold Equivalent Ounces
Measured	3,280,000	4.1	128	430,000	13,500,000	655,000
Indicated	3,780,000	4.1	159	490,000	19,300,000	812,000
Measured and Indicated	7,070,000	4.1	144	930,000	32,800,000	1,477,000
Inferred	4,940,000	3.9	152	620,000	24,200,000	1,023,000

Notes:
1)	Numbers are rounded to reflect the precision of a resource estimate.
2)	Mineral reserves are included in measured and indicated mineral resources and the additional resources do not have demonstrated economic viability.
3)	Gold equivalent ounces are estimated using a 60-to-1 silver to gold ratio.
4)
To limit the influence of individual high-grade samples, grade capping was applied. Gold assay grades were capped at 100 g/t and silver grades were capped at 5,000 g/t for the Angela vein which contributes 95% of the measured and indicated tonnage and 97% of the gold equivalent ounces. Minor veins were capped at variable values ranging from 5 g/t to 50 g/t gold and 550 g/t to 1,250 g/t silver.

5)	An estimated dry bulk density of 2.51 tonnes per cubic meter (“t/m3”) was used for all mineralized rock.
6)	Grades were interpolated using the “ordinary kriging” estimation technique.
7)	A cut-off grade of 1.5 g/t gold equivalent was used to calculate resources.
8)	The contained metal estimates remain subject to factors such as mining dilution and losses and process recovery losses.
9)
The mineral resources were classified using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council November 27, 2010.

Inmaculada Independent Feasibility Study (January 2012)

The preparation of this feasibility study was overseen by the independent engineering firm Ausenco Peru, of Lima, Peru. Summary details of the feasibility study are presented below in Table 7.

5

Table 7: Inmaculada Project Feasibility Study (100% Basis)

Item	Units
Base Case Gold price	per ounce	$1,100
Base Case Silver Price	per ounce	$18
Initial Mine life	years	6.3
Average annual gold production	ounces/year	124,000
Average annual silver production	ounces/year	4,204,000
Average annual gold equivalent production (4)	Au Eq ounces/year	194,000
Life-of-mine gold production	ounces	783,000
Life-of-mine silver production	ounces	26,488,000
Life-of-mine gold equivalent production (4)	ounces	1,220,000
Plant processing rate (3,500 tpd)	tonnes/year	1,260,000
Metallurgical recovery – gold	%	95.6%
Metallurgical recovery – silver	%	90.6%
Initial capital (2)	$ (millions)	315
Direct site costs (3)	per tonne processed	$74
Direct site costs (3,5)	per ounce Au (with Ag credit)	$133
Total cash operating costs (3,5,6)	Per ounce Au (with Ag credit)	$172
IRR pre-tax/after tax	%	18%/12%
Pre-tax/after-tax cumulative cash flow	(millions)	$323/$194
Pre-Tax/after tax NPV at 5%	(millions)	$181/$90
Pre-tax/after tax NPV at 8%	(millions)	$120/$46

Notes:
1)
The Company owns a 40% interest in the Inmaculada project. Under the joint venture agreement between the Company and Hochschild, Hochschild must contribute the first $100 million of feasibility study development and capital costs. Hochschild will also receive a 7% management fee as operator of the mine. Table 7 does not consider the economic impact of these terms. The Company’s attributable cash flow and project economics are shown in Table 9.

2)	Initial capital includes $25 million in contingency and is based on calendar fourth quarter 2011 estimates. No escalation factors have been applied, and actual cost may increase from this estimate.
3)
Direct site costs include mining, processing, and mine administration, but workers’ profit sharing tax has been excluded. Total Cash Operating costs include direct site costs plus estimates of refining and transportation and the government royalty.

4)	Gold equivalent ounces are calculated using a silver-to-gold ratio of 60:1, calculated by using the ratio of metal prices in the base case.
5)	By-product accounting subtracts the revenue generated by silver from the operating costs as a credit to determine the cost per ounce of gold net of by-product credit.
6)	For comparative purposes, if the Company had selected co-product accounting, the resulting total cash operating costs are estimated to be $502 per ounce for gold and $8.20 per ounce for silver.

The sensitivity of the project cash flows to changes in the prices of gold and silver are shown in Table 8 below. The base case price assumptions are shown in bold.

Table 8: Inmaculada Project Feasibility Study (100% Basis) Pre-tax Metal Price Sensitivities

Gold Price per ounce	$900	$1,100	$1,300	$1,500	$1,700	$1,900
Silver price per ounce	$15.00	$18.00	$21.00	$25.00	$28.00	$31.00

IRR	5%	18%	28%	38%	46%	53%
Cum. cash flow (millions)	$88	$323	$559	$821	$1,057	$1,292
NPV 5% (millions)	$6	$181	$356	$551	$726	$901
NPV 8% (millions)	($28)	$120	$268	$433	$581	$729

Inmaculada Mine Production and Processing Plans

The feasibility study contemplated that the underground mining method for Inmaculada will be a combination of sub-level stoping and cut-and-fill mining methods. Cut-and-fill should account for approximately 55% of the life of mine production with sub-level stoping accounting for the remaining 45%. In-mine truck haulage will deliver ore to a surface primary crusher located near the mine portal. Crushed ore will be delivered to the process plant by a conveyor belt.

The process flow sheet for a 3,500 tpd operation includes primary crushing, semi-autogenous and ball mill grinding and classification followed by cyanide leaching. After countercurrent decantation to recover pregnant solution, the leached tailings will be treated to destroy residual cyanide and used, as required, for stope backfill. Tailings not returned underground will be transferred to a lined impoundment adjacent to the process plant. The pregnant leach solution will be precipitated to produce gold and silver with zinc dust. Precipitates will be dried and smelted on-site to produce doré bars containing gold and silver and minor impurities. The doré bars will be shipped to a third party refinery for conversion into gold and silver bullion.

6

Attributable Production and Economic Parameters for the Company’s 40% Interest in Inmaculada

Under the Inmaculada joint venture agreement, Hochschild is required to fund 100% of the first $100 million in feasibility study and capital costs for Inmaculada before the joint venture partners begin to fund the project proportionately. Hochschild will receive a management fee of 7% of the operating costs during the operating phase of the mine.

As of November 9, 2012, Hochschild had funded its initial $100 million contractual commitment for feasibility and development costs. The Company will contribute $8.0 million during the quarter ending December 31, 2012, representing the first installment of its 40% proportionate share of the capital costs at Inmaculada.

Table 9 below illustrates the Company’s attributable production and economic parameters for its 40% interest in Inmaculada.

Table 9: The Company’s 40% Attributable Production and Economic Parameters for Inmaculada

Item	Units
Average annual gold production	ounces/year	49,600
Average annual silver production	ounces/year	1,682,000
Average annual gold equivalent production(2)	Au Eq ounces/year	78,000
Life-of-mine gold production	ounces	313,000
Life-of-mine silver production	ounces	10,600,000
Life-of-mine gold equivalent production	ounces	488,000
Initial capital (5)	$ (millions)	91
Direct site costs(1)	Per tonne processed	$74
Direct site costs(1,3)	Per ounce Au (after Ag credit)	$133
Total cash operating costs (1,3,4)	Per ounce Au (after Ag credit)	$262
IRR pre-tax/after tax	%	26/21
Pre-tax/after-tax cumulative cash flow	$ (millions)	136/95
Pre-Tax/after tax NPV at 5%	$ (millions)	85/57
Pre-tax/after tax NPV at 8%	$ (millions)	63/40

Notes:
1)
Direct site costs include mining, processing and mine administration, but excludes workers’ profit share. Total cash operating costs include direct site costs plus estimates of the management fee, refining and transportation charges and the government royalty.

2)	Gold equivalents are estimated using a silver-to-gold ratio of 60-to-1, calculated by using the ratio of the base case metal prices.
3)	By-product accounting subtracts the revenue generated by silver from the total operating costs to determine the cost per ounce of gold net of by-product credit.
4)	For comparative purposes, if the Company had selected co-product accounting, the resulting cash operating costs would be approximately $560 per ounce for gold and $9.15 per ounce for silver.
5)	Initial capital was estimated in 2011 and no escalation factors were applied; actual costs may exceed this estimate.

The Company’s sensitivity of the project cash flows to changes in the prices of gold and silver are shown in the Table 10 below. The base case price assumptions are shown in bold.

Table 10: Pre-tax Price Sensitivities for the Company’s Attributable Interest in Inmaculada

Gold Price per ounce	$900	$1,100	$1,300	$1,500	$1,700	$1,900
Silver price per ounce	$15.00	$18.00	$21.00	$25.00	$28.00	$31.00

IRR	9%	26%	40%	55%	67%	78%
Cum cash flow (millions)	$42	$136	$231	$335	$429	$523
NPV 5% (millions)	$15	$85	$155	$233	$302	$372
NPV 8% (millions)	$3	$63	$122	$188	$247	$306

Goldfield Project, Nevada, USA

Goldfield Property Description

The 100%-owned Goldfield property (“Goldfield”) straddles the boundary between Esmeralda and Nye Counties and is immediately adjacent to the historic mining town of Goldfield, Nevada, located on State Highway 95, approximately 180 miles northwest of Las Vegas. Currently there are three deposits identified at Goldfield: Gemfield, McMahon Ridge, and Goldfield Main. They are all structurally controlled, volcanic-hosted, epithermal gold deposits of the high-sulphidation, quartz-alunite type. The Goldfield Main deposit was the center of historical gold production in the district, with reported production of over 4 million ounces of gold (at grades reported to be approximately 18 g/t) from the early 1900’s to the 1940’s.
The Gemfield project discussed below is located within the Goldfield property area.

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Goldfield Property Resource Estimation

Mineral resource estimations for the Goldfield property have been analyzed separately for the Goldfield Main, Gemfield and the McMahon Ridge deposits. The current combined Goldfield mineral resource estimates are shown in Table 11 below. Table 12 shows the individual mineral resource estimates for the Gemfield, McMahon Ridge and Goldfield Main deposits. Table 13 shows the mineral reserve estimates for the Gemfield deposit, which were announced in the Company’s news release dated July 17, 2012.

Table 11: Goldfield Project – Combined Mineral Resource Estimates at a cut-off grade of 0.3 and 0.4 g/t gold)

Category	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)
Measured	12,182,000	1.1	438,000
Indicated	18,915,000	1.3	795,000
Total Measured and Indicated	31,097,000	1.2	1,233,000

Inferred	10,872,000	1.3	438,000

Table 12:  Mineral Resource Estimates for Gemfield, McMahon Ridge and Goldfield Main Deposits
(Effective Dates July 17, 2012 and February 1, 2011 - see Note 1)

Resource Category	Cut-off grade	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)

Gemfield	0.3 g/t
Measured		12,182,000	1.1	438,000
Indicated		4,852,000	0.9	136,000
Measured and Indicated		17,034,000	1.0	574,000
Inferred		4,173,000	0.6	74,000

McMahon Ridge	0.4 g/t
Measured		–	–	–
Indicated		5,514,000	1.3	238,000
Measured and Indicated		5,514,000	1.3	238,000
Inferred		108,000	1.1	4,000

Goldfield Main	0.4 g/t
Measured		–	–	–
Indicated		8,549,000	1.5	421,000
Measured and indicated		8,549,000	1.5	421,000
Inferred		6,591,000	1.7	360,000

Notes:
1.
Goldfield Main mineral resource estimation was conducted by R. Mohan Srivastava, an Independent Qualified Person in accordance with NI 43-101 with an effective date of February 1, 2011. Gemfield and McMahon Ridge mineral resource estimations were also calculated by R. Mohan Srivastava (P. Geo), with an effective date of July 17, 2012.

2.	Estimated mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Numbers have been rounded in all categories to reflect the precision of the estimates.
4.
To limit the influence of individual high grade samples, grade capping was used. At Gemfield gold assay grades were capped at 40 g/t in the main mineralized zone and at 3 g/t outside of this zone. At McMahon Ridge gold grades were capped at 100 g/t in the main mineralized zone and at 10 g/t outside of this zone. At Goldfield Main for gold grades inside the main mineralized structure, assays in intervals with lithologies that often have high gold grades were capped at 75 g/t and assays in intervals with lithologies that rarely have high gold grades were capped at 7.5 g/t. Outside of the main mineralized structure, the corresponding capping values were 9 g/t for high grade lithologies and 5 g/t for lower grade lithologies.

5.
Estimated dry bulk densities of 2.21 to 2.37 tonnes per cubic meter (“t/m3”) were used for mineralized material from Gemfield and dry bulk densities from 2.03 to 2.37 t/m3 were used for McMahon Ridge. At Goldfield Main a bulk dry density of 2.14 t/m3 was used for in-situ rock and 1.53 t/m3 for back filled stopes

6.	Grades were estimated using the ordinary kriging estimation technique.
7.	Contained metal estimates remain subject to factors such as mining dilution and losses and metallurgical recovery losses.
8.
The mineral resources were classified using the Canadian Institute of Mining, metallurgy and Petroleum (CIM) Standards on Minerals Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions adopted by the CIM on November 27, 2010.

Updated mineral resource estimates for the Gemfield and McMahon Ridge deposits were calculated by R. Mohan Srivastava, an independent consultant and qualified person with an effective date of July 17, 2012. The Goldfield Main deposit mineral resource estimated was previously calculated by R. Mohan Srivastava with an effective date of February 1, 2011 (see news release dated February 1, 2011).

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The resource estimations were conducted using all drill assay data available as of May 2012, representing a total of 532 core and reverse circulation (“RC”) drill holes totaling approximately 76,000 meters for Gemfield and 317 core and RC drill holes totaling approximately 38,900 meters for McMahon Ridge. For a full description of the resource estimation methodology for the Gemfield and McMahon Ridge deposits, see the Company’s Annual Information Form dated September 28, 2012.

Gemfield Project Mineral Reserve Estimates

The mineral reserve estimate for the Gemfield project is shown in Table 13 and was calculated by Dayan Anderson MMSA, QP of Micon International Limited, with an effective date of July 17, 2012. This is the first mineral reserve estimate for the Gemfield project. The reserves were estimated using a gold price of $1,300 per ounce and an average cut-off grade of 0.3 g/t.

Table 13: Gemfield Project Mineral Reserve Estimate
(Effective Date July 17, 2012)

Category	Tonnes	Gold Grade (g/t)	Gold Ounces
Proven	11,041,000	1.16	412,000
Probable	3,246,000	0.95	99,000
Total Proven and Probable	14,287,000	1.11	511,000

Notes:
(i)	Numbers are rounded to reflect the precision of the estimates
(ii)	The mineral reserves were estimated using the CIM standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM and adopted on November 27, 2010.
(iii)	The mineral reserve estimates remain subject to mining dilution and recovery losses.
(iv)	The mineral reserves are included in the measured and indicated mineral resources published in Table 12.
(v)
The company is not aware of any environmental, permitting, legal, title, taxation. socio-economic, marketing, political, or other relevant factors that materially affect the validity of these reserves.

Gemfield Project Feasibility Study Summary

On July 17, 2012, the Company released the results of an independent feasibility study for the Gemfield project. This study was overseen by Micon International of Toronto, Canada. SRK Consulting (US) of Reno, Nevada was responsible for the heap leach pad design and R. Mohan Srivastava (P. Geo) for the updated resource estimate.

This feasibility study used a base-case gold price of $1,350 per ounce and a silver price of $25 per ounce. It contemplated a conventional open pit shovel and truck haulage operation processing 6,000 tpd using cyanide heap leaching followed by carbon adsorption/stripping and electrowinning to produce gold and silver doré bars.  Over the estimated 6.5 year mine life, it is estimated that 430,000 ounces of gold will be produced, generating approximately $168 million in net cash flow before taxes. The Goldfield Main and McMahon Ridge deposits did not form part of the Gemfield project feasibility study because they remain subject to further drilling and metallurgical testwork.

The results of the Gemfield project feasibility study are summarized in the following Table 14.

Table 14: Gemfield Project Feasibility Study Results (July 17, 2012)

Item	Units
Base case gold price	per ounce	$1,350
Initial mine life	Years	6.5
Average annual gold production	Ounces/year	66,000
Average metallurgical recovery	%	84%
Life-of-mine gold production	Ounces	430,000
Tonnes processed	Tonnes/year	2,190,000
Initial capital (1,6)	millions	$133
Total sustaining capital costs	millions	$16
Direct site operating costs (2)	Per tonne processed	$15.67
Cash operating costs, (after Ag credit) (2,5)	Per ounce Au	$526
Total cash operating cost, (after Ag credit) (2,5)	Per ounce Au	$611
IRR pre-tax/post tax (4)%		22%/18%
Pre-tax/post tax cash flow (undiscounted) (3,4)	(millions)	$168/$132
Pre-tax/post tax NPV at 5% (3,4)	(millions)	$102/$75
Pre-tax/post tax NPV at 7% (3,4)	(millions)	$83/$59

Notes:
1)	Initial capital includes $20 million in contingency allowance and is based on Q2 2012 estimates. No escalation factors have been applied, actual cost may differ.
2)
Direct site operating costs include mining, processing and mine G&A costs. Cash operating costs include direct site costs plus estimates of transport and refining charges, net of the silver credit. Total cash costs include cash operating costs plus a 5% NSR royalty and the Nevada Net Proceeds of Minerals Tax.

3)	Cash flow and NPV estimates include a 5% NSR due to a third party.
4)	The after tax estimates include all estimated income taxes applied to the project.
5)
By-product accounting subtracts the revenue generated by silver sales from the total operating costs to determine the cost per ounce of gold. Total silver revenue for the base case is approximately $2 million, less than 0.5% of the estimated total project revenue.

6)	Initial capital costs include $19 million to re-align State Highway 95.
7)	Direct site operating costs per tonne of ore comprise processing $6.36, mining $6.39 and G&A $2.92.

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8)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The sensitivity of the project cash flows to changes in the prices of gold are shown in Table 15 below. The base case price assumptions are shown in bold.

Table 15: Gemfield Project Feasibility Study- Pre-tax Sensitivity Analysis to Gold Price Changes (base case in bold)

Gold Price per ounce	$1,100	$1,350	$1,600	$1,850

IRR (%)	10%	22%	33%	42%
Cum. cash flow (millions)	$66	$168	$270	$373
NPV 5% (millions)	$26	$102	$179	$256
NPV 7% (millions)	$14	$83	$152	$220

 Gemfield Project Production and Processing Plans

Development of the Gemfield project will utilize conventional open pit mining technology utilizing front end loaders and haul trucks. Waste material has largely been characterized as benign in terms of acid rock drainage and will be stored in close proximity to the open pit. A stockpiling strategy will be employed to process higher value material. The average life of mine strip ratio is approximately 2.14 to1.

The planned process flow sheet for the 6,000 tpd mining operation includes 3-stage crushing and cyanide heap leaching, followed by carbon absorption/stripping, electrowinning and smelting to produce gold and silver dore bars. The dore will be shipped to a third party refinery for conversion into bullion.

SRK Consulting of Reno, Nevada has been contracted to complete the Gemfield project Plan of Operations (“PoO”) which will be used in the Environmental Impact Statement (“EIS) and permitting. The PoO is expected to be filed with the US Bureau of Land Management (“BLM”) in December 2012. Permitting is expected to commence in the first calendar quarter of 2013 and it is estimated that permitting will take approximately 18 months from the approval of the PoO. The Company has engaged M3 to manage the engineering, design and construction of the Gemfield project heap leach gold mine. M3 has commenced the detailed design activities for the Gemfield project.

Gemfield Project Recent Feasibility Study Updates

Since the publication of the results from the Gemfield project feasibility study on July 17, 2012, the Company has conducted additional plant optimization studies and it undertook a step-out drilling program at the Southeast Extension area.

Column percolation test work from three composite drill-hole samples show no significant decrease in gold recovery between a crush size of 100% passing 12.5mm or 100% passing 25 mm. Gold recoveries at the 25mm crush size ranged from 83% to 93%, while gold recoveries for the 12.5mm crush size ranged from 82% to 91%. Additional test work, however, will be required to confirm the recovery at the 25mm crush size.

The indicated increase in crush size of the ore allows the process plant design throughput to be increased to 7,500 tpd with only minor modification to the 6,000 tpd facility envisaged in the July 2012 feasibility study. Estimated processing operating costs could possibly be reduced by 11% from $6.36 per tonne (“/t”) to approximately $5.65/t.  G&A costs could possibly be reduced by 20% from $2.92/t to approximately $2.34/t, for a potential total operating cost saving of approximately $1.29/t processed (or 14%).  The corresponding impact on the capital cost of the mine fleet or the mine operating cost per tonne has not yet been estimated by the Company.

The results of the step out dill program were also favorable and the Company anticipates this will result in an increase in the measured and indicated resource estimate at the Gemfield project. An updated mineral reserve and resource estimate for the Gemfield project is expected to be released by the second calendar quarter of 2013. The detailed results of this drilling campaign were reported in the Company’s news release dated November 1, 2012.

Converse Project, Nevada, USA

Converse Property Description

The 100%-owned Converse gold project (“Converse”) is located in the western part of the Battle Mountain Gold Belt in Nevada, a northwest linear trend that extends from the Twin Creeks gold deposit in the north to the Cove-McCoy gold deposits in the south.

Converse Preliminary Economic Assessment (“scoping study”) Summary

On December 19, 2011, the Company released the results of an independent scoping study for Converse, which was overseen by Micon International of Toronto, Canada. SRK Consulting (U.S.) Inc. of Reno was responsible for the heap leach pad design and R. Mohan Srivastava (P. Geo) for the updated resource estimate.

This scoping study used a base-case gold price of $1,300 per ounce and a silver price of $25 per ounce. It envisaged a conventional open pit shovel and truck haulage operation processing 45,000 tonnes per day using cyanide heap leaching followed by carbon adsorption/stripping and electrowinning to produce gold and silver doré bars.  Over the 14 year mine life, it is estimated that 2.2 million ounces of gold and 8.5 million ounces of silver could be produced, generating almost $500 million in net cash flow before taxes.

The results of the scoping study are summarized in Table 16.

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Table 16: Converse Scoping Study Results (December 2011)

Item	Units
Base case gold price	per ounce	$1,300
Base case silver price	per ounce	$25
Initial mine life	Years	13.5
Strip ratio	Waste rock: ore	2.3 to 1
Average annual gold production	Ounces/year	160,000
Average annual silver production	Ounces/year	638,000
Average annual gold equivalent production(4)	Gold equivalent ounces/year	173,000
Life-of-mine gold production	Ounces	2,165,000
Life-of-mine silver production	Ounces	8,471,000
Life-of-mine gold equivalent production (4)	Gold equivalent ounces	2,328,000
Tonnes processed	Tonnes/year	16,556,000
Metallurgical recovery- gold	%	60%
Metallurgical recovery- silver	%	31%
Initial capital (2)	(millions)	$455
Total cash operating cost (3)	Per tonne processed	$8.35
Total cash operating cost (5)	Per ounce Au (after Ag credit)	$745
Pre-tax IRR	%	10.5%
Pre-tax cash flow (undiscounted) (6)	(millions)	$494
Pre-tax NPV at 5% (6)	(millions)	$185
Pre-tax NPV at 8% (6)	(millions)	$70

Notes:
1)
This scoping study is preliminary in nature and includes inferred resources that are considered too speculative geologically to have economic considerations applied to them to be categorized as mineral reserves. There is no certainty that the results of the scoping study will be realized and actual results may vary substantially.

2)	Initial capital includes $60 million in contingency allowance. Costs are based on calendar third quarter 2011 estimates and no escalation factors have been applied.
3)	Total cash operating costs include estimates of refining charges.
4)	Gold equivalents for production are estimated using a silver-to-gold ratio of 52-to-1 calculated by using the base case metal prices.
5)	By-product accounting deducts the revenue generated by silver sales from the total operating costs to determine the cost per ounce of gold net of by-product credit.
6)	Cash flow and net present values are all shown pre-tax and incorporate any net smelter return royalties owing to third parties.
7)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 17 below shows the sensitivity of Converse’s cash flows to changes in the price of silver and gold, with the base case in bold.

Table 17: Converse Metal Price Sensitivity Analysis

Gold and Silver price per ounce	$1,000 $19.00	$1,200 $23.00	$1,300 $25.00	$1,400 $27.00	$1,600 $31.00	$1,800 $35.00	$2,000 $39.00
IRR (%)	(4.3%)	6.0%	10.5%	14.7%	22.5%	29.8%	36.8%
Cash flow (millions)	($171)	$272	$494	$715	$1,158	$1,602	$2,045
NPV at 5% (millions)	($269)	$33	$185	$336	$639	$941	$1,244
NPV at 8% (millions)	($300)	($54)	$70	$193	$440	$687	$934

Converse Resource Estimation

The Converse mineral resource estimate summarized below is based on drill results received up to the cut-off date of November 4, 2011. It represents an update of the mineral resource estimate for Converse announced on August 24, 2011, and was prepared by R. Mohan Srivastava (P. Geo), an independent consultant and qualified person.

As of November 2011, a total of 316 resource definition and other exploration drill holes (both reverse circulation and core) have been completed totaling approximately 65,000 meters. This mineral resource estimate is based on the results of 209 drill holes totaling approximately 50,600 meters, which have defined an area of mineralization over 1,500 meters by 2,000 meters. The remaining 107 drill holes are exploration holes that are not close enough to the mineralized body to influence the mineral resource estimate.

Below in Table 18 is the current mineral resource estimate for Converse reported at a cut-off grade of 0.27g/t gold.

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Table: 18: CONVERSE-REDLINE MINERAL RESOURCE ESTIMATE
 (Effective at December 19, 2011)

Classification	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold ounces	Contained Silver ounces	Contained Gold Equivalent ounces
Measured	221,172,000	0.5	3.9	3,590,000	27,828,000	3,868,000
Indicated	99,057,000	0.5	3.2	1,582,000	10,125,000	1,683,000
Measured + Indicated	320,229,000	0.5	3.7	5,172,000	37,953,000	5,552,000
Inferred	31,242,000	0.5	3.0	507,000	3,013,000	537,000

Notes:
1.	The cut-off grade for the resource estimates assumes a metal price of $1,300 per ounce for gold and $25 per ounce for silver, with assumed metallurgical recoveries of 60% for gold and 31% for silver.
2.	Estimated mineral resources do not have demonstrated economic viability.
3.	Numbers have been rounded in all categories to reflect the precision of the estimates.
4.	An overall average bulk density for bedrock of 2.72 t/m3 has been used for the tonnage estimates.
5.
The mineral resources were estimated using ordinary kriging to estimate metal grades. A block size of 15.2 meters by 15.2 meters by 6.1 meters was used and   outlier high grades were top cut to 15g/t gold and 100 g/t for silver.

6.
The contained metal estimates remain subject to factors such as mining dilution and process recovery losses. Silver ounces were converted to gold equivalent ounces using a 100-to-1 silver-to-gold ratio.

7.
The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the validity of these resource estimates.

The Company will make a decision with respect to initiating additional technical studies at Converse following the completion of the on-going metallurgical testwork.

Ruby Hill Mine Royalty, Nevada, USA

On May 23, 2012, and effective as at April 1, 2012, the Company sold its 3% net smelter return (“NSR”) royalty on production from Barrick Gold Corporation’s Ruby Hill gold mine in Nevada to Royal Gold, Inc. for $38 million in cash and, therefore, prior period financial results are reported in discontinued operations.

Ecuador

Following the suspension of all exploration and mining activities in April 2008, as a result of the Ecuadorian government’s Mining Mandate, the Company retained the majority of its technical and administrative staff and community workers in Ecuador in order to continue with various Mining Mandate compliant technical studies and on-site maintenance activities at its Rio Blanco and Gaby projects. On January 29, 2009, a new Mining Law was approved by Ecuador’s President and the mining regulations to supplement and provide parameters for the new Mining Law were issued on November 4, 2009.

The Company commenced negotiations with the Government of Ecuador in February 2011 for a production contract for Rio Blanco and this process remains on-going.  As a result of delays and uncertainties with respect to the terms and conditions of these negotiations, combined with other economic, social and political risk factors, the Company appointed two investment advisors to assist the Company in selling its resource properties in Ecuador.

Rio Blanco, Ecuador

The Company is in the process of selling the Rio Blanco project. As at October 2006, the Company had estimated proven and probable mineral reserves at Rio Blanco for the Alejandra North and San Luis veins of 605,000 ounces of gold and 4.3 million ounces of silver contained within 2.15 million tonnes at average grades of 8.8 g/t gold and 62 g/t silver as shown in Table 19.

Table 19: Rio Blanco Reserve Estimate
(Effective at October 12, 2006)

		Gold		Silver
Reserve Category	Tonnes	Grade (g/t)	Contained Ounces(1)	Grade (g/t)	Contained Ounces(1)
Proven	143,000	10.8	49,000	90	410,000
Probable	2,005,000	8.6	555,000	61	3,896,000
Proven and Probable	2,147,000	8.8	605,000	62	4,307,000

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Notes:
(1)
The mineral reserves are derived from total Measured and Indicated resources of 2.15 million tonnes at an average grade of 9.5 g/t gold and 69 g/t silver containing 661,000 ounces of gold and 4,785,000 ounces of silver at a cut-off grade of 3 g/t for Alejandra North and 4 g/t gold for San Luis and using a gold price of $475 per ounce (see the news release dated May 30, 2006 for additional information).

(2)	The mineral reserves remain subject to estimated metallurgical recoveries of 87% for gold and 70% for silver.
(3)	Mining dilution of approximately 10%, with a diluting grade of 1.7 g/t gold has been included in the reserves.
(4)	Mining losses have been estimated at 10% for general mining. In addition, approximately 10% of the sill pillar will not be recovered.

The mineral reserves were prepared in accordance with NI 43-101 by Wardrop (Qualified Person, Mining Engineer Ivan Arriagada, P. Eng) with an effective date of October 12, 2006, using a 4.0 g/t gold cut-off grade and a $475/oz gold price.  Numbers are rounded to reflect the precision of a reserve estimate.

Gaby, Ecuador

The Company holds property rights and interests ranging from 50% to 100% in the Gaby project area and controls approximately 60% of the total estimated gold resource. The Company is in the process of selling the Gaby property.

Measured and indicated resources (on a 100% project basis) were estimated by R. Mohan Srivastava (P. Geo) of FSS Canada, an independent consulting firm, at approximately 356 million tonnes at an average grade of 0.6 g/t gold, containing 6.9 million ounces of gold.  Approximately 4.1 million ounces of gold are attributable to the Company, based on the Company’s rights and ownership interests in the Gaby mineral concessions.

Additional inferred resources are estimated to be 143 million tonnes at an average grade of 0.6 g/t gold containing an additional 2.9 million ounces of gold, of which approximately 1.8 million ounces of gold are attributable to the Company, based on the Company’s ownership interests in the mineral concessions comprising the Gaby property.

The base-case mineral resource estimate shown in Table 20 below was calculated at a cut-off grade of 0.4 g/t gold, which approximates the internal cut-off grade for the recovery process options, considered in the PFS (see information below) and uses a base-case gold price of $650 per ounce.

Table 20: Gaby Project – The Company’s Attributable Mineral Resource and Total Mineral Resource
(100% project basis effective as of January 26, 2009 – showing current updated attributable ounces)

Resource Estimate Category	Cut-Off (g/t gold)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces (100% Project)	IMZ Attributable Gold Ounces
Measured	0.4	91,600,000	0.6	1,900,000	1,141,100
Indicated	0.4	264,800,000	0.6	5,040,000	2,964,000
Measured and Indicated	0.4	356,400,000	0.6	6,940,000	4,105,100

Inferred	0.4	143,200,000	0.6	2,850,000	1,760,600

Notes:
1)	Numbers are rounded to reflect the precision of a resource estimate.
2)	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
3)	To limit the influence of individual high-grade gold samples, grade cutting was used. Gold assay grades were capped at 30 g/t.
4)	Average dry bulk densities of 2.77 t/m3 for intrusive rocks, 2.97 t/m3 for volcanic rocks and 1.36 t/m3 for saprolite (oxidized zone) were used for block volumes.
5)
The grades were interpolated using the “Probability Assisted Constrained Kriging” estimation technique within the sulfide geologic domain and ordinary kriging within the saprolite (surface-oxidized material).

6)	The contained metal estimates remain subject to factors such as mining dilution and process recovery losses.
7)
Previously released resource estimates have included grades for copper. Copper recovery has been eliminated from the process flow sheet as the contained copper values at consensus long-term copper prices of approximately $1.50 per pound do not meet the requirement of a “reasonable prospect for economic extraction” under NI 43-101 and therefore are no longer included in the Company’s resource inventory for the Gaby project.

8)	These mineral resources were classified in accordance with CIM guidelines by FSS Canada’s Qualified Person, R. Mohan Srivastava (P. Geo).

 DISCUSSION OF OPERATING RESULTS AND FINANCIAL CONDITION

Table 21 below summarizes key financial data for the Company for the most recent three fiscal years ended June 30, 2012.

Table 21: SELECT ANNUAL FINANCIAL INFORMATION

Amount	Year ended June 30, 2012 (IFRS)	Year ended June 30, 2011 (IFRS)	Year ended June 30, 2010 (Cdn GAAP)
Working capital ($)	126,733,956	50,343,492	30,387,671
Total assets ($)	336,194,445	369,701,107	312,759,640
Total long term liabilities ($)	8,160,000	8,000,000	75,446,543
Total shareholders’ equity ($)	324,666,533	318,281,134	224,916,549
Net income after tax, from continuing operations ($)	27,987,878	56,689,020	8,730,818
Earnings per share from continuing operations-basic ($)	0.23	0.48	0.09
Earnings per share from continuing operations-diluted ($)	0.23	0.48	0.09

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Table 22 summarizes selected financial and other information which is required to be disclosed by the Company for the last eight financial quarters ending September 30, 2012 that the management of the Company considers useful for an understanding of the financial condition and the results of the operations of the Company. All figures are in thousands of US dollars, except per ounce and per share amounts.

Table 22: SELECT QUARTERLY FINANCIAL INFORMATION

Quarter Ended	12/31/2011	3/31/2012	6/30/2012	9/30/2012
Average silver price (per ounce) ($)	31.82	32.62	29.42	29.91
Average gold price (per ounce) ($)	1,686	1,691	1,611	1,655
Silver sales (ounces) (IMZ share)	1,054,484	730,404	692,140	660,768
Gold sales (ounces) (IMZ share)	3,724	2,192	2,380	2,348
Income from associate ($)	13,448.8	11,211.6	3,202.8	10,681.6
Other income/(loss) ($)	(202.0)	(1,149.1)	(1,092.3)	1,547.6
Total expenses ($)	(2,132.3)	(3,883.9)	(3,498.6)	(1,554.6)
Income from continuing operations, before tax ($)	11,114.4	6,178.6	(1,388.2)	10,674.6
Income taxes ($)	(820.0)	(656.0)	(976.5)	nil
Net income/(loss) from continuing operations, after tax ($)	10,294.4	5,522.6	(2,364.7)	10,674.6
Income/(loss) from discontinued operations (s)	846.0	668.3	(25,382.1)	(1,061.9)
Earnings per share from continuing operations ($)	0.09	0.05	(0.02)	0.09
Cash distributions from associate ($)	12,000.0	nil	12,000.0	6,000.0
Working capital ($)	59,764.6	57,431.1	126,734.0	122,113.4
Total assets ($)	395,049.2	401,231.0	336,194.4	359,126.9
Total liabilities ($)	49,983.0	52,539.2	11,527.9	11,394.6
Total shareholders’ equity ($)	345,066.2	348,691.9	324,666.5	347,732.3

Quarter Ended	12/31/2010	3/31/2011	6/30/2011	9/30/2011
Average silver price (per ounce) ($)	26.43	31.66	38.17	38.79
Average gold price (per ounce) ($)	1,367	1,384	1,504	1,700
Silver sales (ounces) (IMZ share)	1,019,488	930,636	866,256	774,136
Gold sales (ounces) (IMZ share)	3,332	3,448	3,176	3,208
Income from associate ($)	17,011.0	16,900.8	13,282.3	15,089.2
Other income/(loss) ($)	2,815.0	(532.7)	9,039.7	1,265.0
Total expenses ($)	(3,615.9)	(3,565.4)	(2,881.0)	(1,818.7)
Income from continuing operations, before tax ($)	16,210.1	12,802.8	19,440.9	14,535.5
Income taxes ($)	Nil	nil	nil	Nil
Net income/(loss) from continuing operations, after tax ($)	16,210.1	12,802.8	19,440.9	14,535.5
Income/(loss) from discontinued operations (s)	983.0	270.6	1,712.2	671.6
Earnings per share from continuing operations ($)	0.14	0.11	0.16	0.12
Cash distributions from associate ($)	20,000.0	nil	26,000.0	16,000.0
Working capital ($)	71,197.6	67,345.4	50,395.0	61,566.3
Total assets ($)	326,037.5	343,361.4	369,701.1	382,829.6
Total liabilities ($)	45,100.0	47,640.5	51,420.0	50,136.5
Total shareholders’ equity ($)	280,937.5	295,721.0	318,281.1	332,693.1

The operations of the Company are not considered seasonal. The quarterly results of the Company reflect both external economic trends and internal operating factors and may vary significantly depending on such factors as metal prices, metal production, costs of production, and cash distributions from the Pallancata Mine, taxation, the sale of investments, write-downs on resource properties, movements in foreign exchange rates and stock-based compensation costs.

The following discussion is intended to identify general trends and factors which influenced the financial performance of the Company for the periods identified above.

●
Changes in income from associate generally relate to the varying amount of gold and silver production and variations in gold and silver prices. Because of forward pricing mechanisms for concentrate sales, earnings in a given period may rise or fall as future metal prices rise and fall and sales contracts are finalized. In general, production costs have risen with the overall rate of commodity inflation, but changes in revenue from quarter to quarter remain the largest driver of the changes in income from associate.

14

●	Other income and losses generally reflect the effect of foreign exchange gains and losses and any gains and losses on the Company’s investments in junior resource companies.

●
Total expenses are administrative in nature and also included in this category are any write-off of exploration properties that are abandoned. The resource property write-offs generally account for the majority of any quarterly volatility. The timing of the recognition of stock-based compensation and bonuses, if any, also impacts quarterly results.

●	The principal income related tax the Company incurs is the 4.1% withholding tax applicable to the intercompany dividends it receives from its subsidiary in Peru.

●
The income or loss from discontinued operations reflects the gain on the sale and income of the Ruby Hill royalty (sold in May 2012), offset by the impairment charge on the Ecuadorian resource properties.

●
Cash distributions from associates reflect the earnings from the Pallancata Mine, less any required sustaining capital spending, with such earnings typically distributed two or three times per year, at the discretion of the Suyamarca Board of Directors.

●
Working capital reflects the Company’s cash position offset by any changes in the current portion of long term debt. Beginning in the fiscal quarter ended June 30, 2012, the estimated net recoverable amount from the sale of the Ecuadorian assets is included in working capital.

●
Changes in total liabilities reflect the decrease in the deferred tax liability (which arose from the acquisition of Metallic Ventures in 2010) and the repayment of the convertible debentures in May 2012.

Historical results should not be considered to be indicative of future results.

Three-Month Period Ended September 30, 2012:

The Company:

●
Reported net income from continuing operations after tax for the Current Quarter of $10.7 million or $0.09 per share driven in large part by earnings from the Pallancata Mine compared to net income from continuing operations after tax of $14.5 million or $0.12 per share for the Prior Year’s Quarter.

●	Reported cash flow from continuing operations of $6.0 million for the Current Quarter compared to $18.2 million for Prior Year’s Quarter.

●
Reported a net loss from discontinued operations after tax of $1.1 million for the Current Quarter compared to net income from discontinued operations after tax of $0.7 million for the Prior Year’s Quarter;

●
Reported net and comprehensive income after tax of $9.6 million or $0.08 per share, for the Current Quarter compared to net and comprehensive income of $15.2 million or $0.13 per share, for the Prior Year’s Quarter.

●	Other items which materially impacted reported income included;

i.
Income from the Pallancata Mine in the Current Quarter was $10.7 million compared to $15.1 million in the Prior Year’s Quarter. During the Current Quarter as compared to the Prior Year’s Quarter, the average silver price declined from $38.79 per ounce to $29.91 per ounce and silver sales (IMZ 40%-share) declined from 774,136 ounces to 660,768 ounces (15%). In addition IMZ’s share of gold sales for the same periods declined to 2,348 ounces from 3,208 ounces (27%) and the average gold price also declined from $1,700 per ounce to $1,655 per ounce. The decline in production resulted in lower metal sales.

ii.
During the Current Quarter, other income items contributed $1.6 million to income whereas in the Prior Year’s Quarter other income items contributed $1.3 million to income. Foreign exchange gains, realized gains from investments and interest income accounted for the contribution to other income.

iii.
During the Current Quarter, expenses totaled $1.6 million compared to $1.8 million in the Prior Year’s Quarter. The decrease in expenses in the Current Quarter was a result of the Company not incurring any financing expenses relating to interest on the convertible debentures which were redeemed in May 2012, offset by an increase of $0.2 million in salaries and benefits which was a function of expensing a greater portion of administration costs in Peru (these costs were capitalized in the Prior Year’s Quarter). Other changes in expenses items were not significant and in the ordinary course of business.

LIQUIDITY AND CAPITAL RESOURCES

In management's opinion, given the nature of the Company's activities, which consist of the acquisition, exploration, development and exploitation of mineral properties in the Americas, the most meaningful and material financial information concerning the Company relates to its level of earnings, liquidity and capital resources.

The Company ended the Current Quarter with $83.2 million in cash and equivalents, compared to cash and equivalents of $81.2 million at fiscal year ended June 30, 2012. It also had working capital of $122.1 million compared to working capital of $126.7 million at June 30, 2012. Currently, the only sources of internally generated cash for the Company include distributions from the Pallancata Mine, interest earned on cash and equivalents and proceeds from the sale of non-core assets, principally its investments in junior resource companies.

15

The Company invests the majority of its funds in high-quality, short-term, mainly US dollar denominated financial instruments with major Canadian chartered banks and major US banks.

Cash flow from continuing operations provided by operating activities for the Current Quarter was $6.0 million (Prior Year’s Quarter: $18.0 million).

The following paragraphs discuss the main areas of future capital spending for the Company in the near term.

During the Current Quarter, the Company approved the development of the Gemfield project heap leach gold mine. As such, the costs capitalized as investment in resource properties related to the Gemfield project from its acquisition in 2010 to September 30, 2012 have been reclassified from investment in resource properties to Property, Plant and Equipment.  During the fiscal year ending June 30, 2013 spending at the Gemfield project is expected to be related to detailed engineering design and permitting activities and should approximate $1 million to $3 million per quarter over the next 12 months. Gemfield’s development costs for the fiscal year ended June 30, 2013 is expected to be financed from working capital and, as yet, no decision has been made as to how the Company will finance the development and construction costs at the Gemfield project. Current exploration and evaluation costs associated with Goldfield Main and McMahon Ridge will continue to be reported as investment in resource properties and are expected to continue in the range of approximately $2 million per quarter for both projects combined over the next 12 months.

The Company will fund its initial share of the capital costs at the Inmaculada project in the amount of $8 million during the last calendar quarter of 2012 from working capital. Debt financing alternatives to finance a portion of the initial capital costs at Inmaculada, (estimated at $140 million to $150 million on a 100% basis) are being evaluated by the Company and Hochschild.

In Ecuador, the Company is implementing its plan to sell its Ecuadorian resource properties.  In addition, costs associated with the Rio Blanco and Gaby resource properties were capitalized up to the period ending March 31, 2012. Such costs are now expensed and included in discontinued operations.

Management has estimated that the Company’s working capital, together with anticipated Pallancata Mine cash distributions, should be sufficient to meet exploration and development plans, property carrying costs, required Inmaculada capital costs, and corporate administrative requirements through at least the end of the fiscal year ending June 30, 2013. Should other significant new project opportunities be identified, capital requirements may exceed working capital then on hand and thus require additional funding.  Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, there will be funds available at that time.

RELATED PARTY TRANSACTIONS

The Company’s related parties with whom the Company had transactions during the Current Quarter are as follows:

Related Parties	Relation with the Company	Nature of Transaction
Suyamarca	Associate	Reimbursement of costs / Payment of cash distribution
Jorge Paz - Paz Horowitz Inc.	Director	Legal consulting
Rod McKeen - Axium Law Corp.	Director	Legal consulting

During the Current Quarter, the Company entered into the following transactions with related parties:

a)
Paid or accrued legal fees of $74,834 (2011 - $96,767) for services provided by firms in which two directors of the Company are partners or principals. The Company expensed $65,179 (2011 - $41,332) of these fees and the remainder was capitalized. At September 30, 2012, the accounts payable to these firms totalled $35,429 (September 30, 2012- $27,053), of which $nil (September 30, 2012- $2,432) has been transferred to discontinued operations.

b)	At September 30, 2012, the Company held 1,500,000 (September 30, 2011- 1,500,000) common shares of Santa Barbara (which has a director, Rod McKeen, in common with the Company).

c)
At September 30, 2012, cost reimbursements (including employee salaries) totalling $16,849 (2011- $557,367) were due from Suyamarca. During the period, the Company recorded a total of $128,914 (2011 - $200,726) as a recovery of costs from Suyamarca. In July 2012, the Company received a $6.0 million cash distribution from Suyamarca. The Company is a 40% shareholder of Suyamarca.

d)	Paid or accrued directors’ fees of $61,673 (2011 - $3,921). During the period, the Company recorded stock-based compensation of $38,980 (2011 - $nil).

The summary of amounts payable to and from related parties is as follows:

	Quarter Ended 9/30/2012	Quarter Ended 6/30/2012

Accounts receivable due from Suyamarca for cost reimbursements	$16,849	$210,377
Accounts receivable for cash distributions from Suyamarca	–	6,000,000
Accounts payable to related parties for fees	(35,429)	(17,649)

16

The transactions with related parties were in the normal course of business and were measured at the exchange value, which represented the amount of consideration established and agreed to by the parties.

The total remuneration and benefits recorded on an accrual basis by the Company to its key executives is as follows:

	Quarter Ended 9/30/2012	Quarter Ended 9/30/2011

Short-term remuneration	$207,000	$169,500
Stock-based compensation	42,043	47,062

Total remuneration	$249,043	$216,562

The key executives with the power and responsibility directly or indirectly, to plan direct and control the operations of the Company are its President and CEO, its CFO, and its VP Corporate Development.

CRITICAL ACCOUNTING ESTIMATES

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with IFRS and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, the Company re-evaluates estimates and assumptions. Long-lived assets are reviewed for impairment at the end of each reporting period and whenever events or changes indicate that carrying amounts may not be recoverable.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

In the opinion of the Company, the following are the most significant estimates that the Company has made at the financial reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from the assumptions made:

Discontinued operations-Ecuador resource properties

In 2012, the Company reclassified the Ecuador resource properties to assets held for sale, it recognized an impairment charge of $52.3 million, based upon the difference between the carrying value of these assets and the estimated net proceeds from their sale, net of selling costs. The Company estimated the fair market value for each property separately. The fair market value for Rio Blanco was determined using variable metal price net present value techniques (“NPV”) with a discount applied to the NPVs representing the increased political and social risk of doing business in Ecuador. The Gaby property, being at an earlier stage of exploration does not lend itself to cash flow valuation techniques and therefore was fair valued using the “comparative market approach”. This method identified what similar properties in other high political risk jurisdictions, including Ecuador, were valued at on a per ounce contained gold basis. A per ounce value was then applied to Gaby and the resultant value was reduced further to account for the Ecuadorian political and social risk factors, The actual fair market value of either or both assets could differ materially from these estimates.

Share-based payments

The Company must make a number of different assumptions to use option pricing models to determine the fair value of stock option grants.

Foreign currency translation and functional currency

The Company considers the United States dollar to be its functional currency and the functional currency of its subsidiaries. The functional currency of each entity is determined after consideration of the primary economic environment of each entity.

Income taxes

The determination of the current and deferred income tax expense for future periods involves judgments to the expected timing of reversals of deferred tax assets and liabilities, future earnings and the interpretation of tax laws in the countries where the Company has operations. The Company is subject to assessments by taxing authorities which may interpret the tax laws differently. These factors may affect the actual amount and timing of tax payments.

Reserves and mineral resources

Estimates of the quantity and quality of proven and probable reserve and mineral resources are used in the calculation of depletion expense, the amortization of deferred mining expenditures and the depreciation of capital equipment. The Company’s estimates of reserves and resources are based upon information interpreted and compiled by independent qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. Due to the nature of these estimates they are subject to considerable uncertainty.

17

Resource properties and Investment in associate

The cost of acquiring, exploring and developing mineral properties are subject to certain estimates, including their carrying value. The Company considers internal and external information in assessing whether there may be indications of impairment. External sources of information considered by the Company includes but is not limited to; general economic trends, current metal prices and estimates of future metal prices, the legal end environmental regulatory climate where the Company operates and assessments of the general level of political risk. While the Company attempts to assess and mange these risks, the majority of them are not within the control of the Company. Changes in these factors may have an effect on the estimated recoverable value of a cash generating unit and therefore its carrying value. The Company has used discounted cash flow techniques to estimate the future recoverable values for its resource properties and investment in associate. This valuation method is also subject to uncertainty as it requires the estimation of future production levels and the costs of such production, estimates of future metal prices, estimates of future capital expenditures, estimates of the amount of economical recoverable reserves and judgments as to future environmental, taxation, legal and political conditions.

CAPITAL RISK MANAGEMENT

The objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders, benefits to other stakeholders and to have sufficient funds on hand to meet the Company’s exploration and development plans.  The Company considers as its capital the shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, repurchase shares, sell assets, incur debt, or return capital to shareholders. As of June 30, 2012, the Company had no long term debt outstanding. Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital adequate funds will be available at that time.

FUTURE ACCOUNTING PRONOUNCEMENTS

Presentation of Financial Statements

In June 2011, the International Accounting Standards Board ("IASB") issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and other comprehensive income (“OCI”) and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July1, 2012. The Company does not expect the adoption of the amendments to this standard to have material impact on its consolidated financial statements.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and established control as the basis for determining which entities are included in consolidated financial statements.  The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns.  The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control.  This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation - Special Purpose Entities.  IFRS 10 is effective for the Company beginning on July 1, 2013, with early adoption permitted.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Financial Instruments

IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture.

Any arrangement which is not structured through a separate entity, or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities, will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company's contractual share of the arrangement's assets, liabilities, revenues and expenses are included in the condensed consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint ventures using proportionate consolidation or equity accounting. The Company currently uses equity accounting for its joint arrangements. Accordingly, adoption of this standard is not expected to have any material impact on the Company’s consolidated financial statements.

Disclosure of  Interests in Other Entities

18

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities.  This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements.  IFRS 12 is effective for the Company beginning on January 2013.  It is expected that IFRS 12 will increase the current level of disclosure in its consolidated financial statements related to the Company’s interests in other entities upon adoption.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held-for-sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held-for-sale, the portion not classified as held-for-sale shall be accounted for using the equity method of accounting until the sale is completed, at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on its consolidated financial statements nor does it contemplate adopting this standard early.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRS guidance, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company intends to adopt IFRS 13 prospectively in its financial statements for its fiscal period beginning on July 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures.  The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.  The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.  The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements.  The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014.  The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013.  These amendments are to be applied retrospectively.  The Company does not expect the amendments to IAS 32 to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current liabilities and other expenditures in the ordinary course of business. The Company holds a 40% interest in a mine in production in Peru from which it receives cash distributions but may require additional funding in order to continue other exploration and mine development programs as they arise. Despite previous success in acquiring this funding, there is no guarantee of obtaining future funding. The Company’s cash and equivalents are invested in business accounts with quality financial institutions primarily in Canada and the United States and are available on demand for the Company’s programs. The Company currently has sufficient capital resources to meet its planned operational and administrative overhead expenses for the current fiscal year.

Credit risk

The Company’s credit risk is attributable to its liquid financial assets and the Pallancata Mine’s concentrate sales contracts and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash, cash equivalents and environmental reclamation bonds with high-credit quality financial institutions. Pallancata’s concentrate sales and receivables are not considered a material credit risk as its customers are large well-established smelters. The Company’s receivables are not considered a material credit risk as they are mainly due from Suyamarca. Investments currently include a number of public junior exploration companies and these securities remain subject to market fluctuations, market liquidity, foreign exchange changes and changing market values.

Currency risk

The Company’s funds are held in US, Peruvian and Canadian currencies. Its operations are in the United States, Ecuador and Peru. Foreign exchange or currency risk results from multiple currencies transactions and the Company’s financial statements which are reported in US dollars. The Company does not use derivative instruments to reduce its currency risk.

19

Sensitivity analysis

The Company is exposed to foreign currency risk on fluctuations related to cash and equivalents, securities held-for-trading, investments, and accounts payable, which may denominated in Canadian dollars.  As at September 30, 2012, net financial assets totaling $19,642,971 were held in Canadian dollars.

Based on the above net exposure as at June 30, 2012, and assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $1,940,451 in the Company’s net income.

The Company is not exposed to significant foreign currency risk in Peru as the Company’s net monetary assets denominated in Peruvian Sol are not considered material.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and equivalents. Cash and equivalents have been invested in short-term investments to maintain liquidity and achieve a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of the decrease in the fair value of any banker’s acceptance notes, guaranteed investment certificates, money market funds or term deposits included in cash and equivalents as they are held with large high-quality credit financial institutions, primarily in Canada and the United States.

Price risk

The Company is exposed to price risk with respect to equity prices reported as securities held-for-trading and commodities used in, or sold by, the Pallancata Mine. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities and also a change in revenue and income due to concentrate sales having forward quotational period price fixing (typically priced one to two months after arrival at the smelter). The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

The Company's investments in public companies are subject to fair value fluctuations arising from changes in the equity markets and their individual performance.

Risk management

The Company’s largest non-monetary assets are its mineral exploration interests in Peru and the USA including its investment in the Suyamarca joint venture in Peru. The Company could accordingly be at risk to foreign currency fluctuations in these countries and to evolving legal and political environments in Peru.

OUTSTANDING SHARE, STOCK OPTION AND WARRANT DATA

As at September 30, 2012, stock options to purchase common shares were outstanding as follows:

Expiry date	Exercise Price ($Cdn)	Number of Options

May 22, 2013	1.80	50,000
February 11, 2014	4.58	250,000
March 27, 2014	2.80	47,500
February 1, 2015	4.00	257,500
December 6, 2015	4.48	50,000
October 4, 2016	4.70	50,000
November 6, 2016	5.25	100,000
February 26, 2017	5.78	770,000
November 2, 2017	5.62	25,000
February 23, 2019	3.73	483,900
May 20, 2020	4.00	150,000
November 30, 2020	6.41	50,000
January 10, 2021	7.04	190,000
May 12, 2021	7.55	40,000
November 29, 2021	5.86	150,000
January 30, 2022	5.80	1,151,500
		3,815,400

20

OUTLOOK

During the fiscal year ending June 30, 2013, the Company's exploration and development efforts are expected to focus primarily on:

●	At the 40%-owned Pallancata Silver Mine in Peru:

●
 Working with Hochschild to continue production at the 3,000 tpd mining rate to produce approximately 7.8 million ounces of silver and 32,000 ounces of gold, in calendar 2012 (the Company’s estimate on a 100% project basis) and increasing mineral resources and reserves to extend the existing mine life (approximately 4.0 years based on current reserves).

●	At the 40%-owned Inmaculada gold-silver project, also in Peru:

●
Working with Hochschild to continue with mine development, permitting and construction with production currently targeted to commence prior to the end of calendar year 2013, subject to the timely receipt of final construction permits, and continuing with an aggressive exploration program in order to expand reserves and resources.

●
At the 100%-owned Goldfield property in Nevada: advancing the Gemfield project to construction in 2014, following the completion of permitting, with the goal of potential production in mid-calendar year 2015.

●	At the 100%-owned Converse gold project, also in Nevada: continuing with additional technical studies depending on the results of on-going metallurgical testwork.

●	Finalize the sale of the 100%-owned Rio Blanco gold-silver project and the approximately 60%-owned Gaby project in Ecuador.

●
Continuing to seek investment opportunities in precious metals properties in lower political risk countries in the Americas, where the Company believes it can increase the value of such properties using its exploration, development, financing and administrative abilities to enhance value.

RISK FACTORS

Due to the fact that four of the Company's six properties are located in South America, there are additional elements of risk not found in the two mineral properties in North America. These risks, inherent to developing countries, could impact the development, operation or profitability of the Company’s South American projects.

The Company’s mineral concessions in Ecuador, comprising the Rio Blanco and Gaby projects, are also subject to additional risks and uncertainties specific to the political and social instability in Ecuador. These risks include among other things the delays and uncertainties in attempting to negotiate a production contract at Rio Blanco, increasing social and community risks and activism, a lack of clarity with respect to the components of the taxation regime, restrictive profit sharing laws and concerns and uncertainties for the security and enforceability of the Company’s tenure for its minerals concessions. It is possible that the Company may not be able to sell its Ecuadorian projects on reasonable terms and conditions.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, four of the Company’s six properties (Pallancata, Inmaculada, Gemfield and Rio Blanco) have proven and probable reserves but the Company’s proposed exploration programs at its other mineral properties are primarily an exploratory search for ore. Volatility of commodity prices, fires, power issues, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

The Company has relied, and will continue to rely upon, consultants and other entities for construction and operating expertise. Substantial expenditures are required to establish mineral reserves through drilling and/or underground development, to develop metallurgical processes to extract the metal(s) from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing gold, silver and other mineral properties are affected by many factors including the cost of operations, variations in the metal content (or grade) of ore mined, metallurgical recovery levels for saleable metals, fluctuations in metal markets, costs of mining and processing equipment and such other factors such as government regulations, including regulations relating to royalties, taxation,  production levels, importing and exporting of minerals and metals and environmental protection

Market events approximately four years ago and the associated deterioration of general economic indicators led to a general loss of confidence in global credit and financial markets, restricted access to capital and credit (especially in the mining industry), and increased counterparty risk.  Access to financing has been negatively impacted by many factors as a result of that global financial crisis.  Continuing financial markets issues may impact the Company’s ability to obtain equity or debt financing in the future on favorable terms, especially with respect to the Inmaculada and Gemfield projects in Peru and Nevada, respectively. The assets located outside of North America are also subject to a higher degree of political risk.

Short-term factors both external and internal to the Company relating to mineral resources or mineral reserves may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that metal recoveries from small-scale metallurgical laboratory test work will be duplicated in large-scale tests under on-site conditions or in production-scale processing facilities.  Material changes in mineral resources or mineral reserves, grades, waste/ore stripping ratios or metal recovery rates may affect the economic viability of any project.

21

Depending on the prices of gold and silver, the impact of tax issues in certain countries and the availability of financing, the Company may determine that it is impractical to commence or continue commercial production.  The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested and, although the Company has attempted to ensure satisfactory title to its properties, risk exists that some titles may be defective.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars. Equity financings to date, however, have all been completed in Canadian dollars and, consequently, the Company is at risk of foreign exchange differentials between these two currencies.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a system of internal controls and procedures over financial reporting designed to safeguard assets and ensure the financial information is reliable. Pursuant to regulations adopted by the Canadian Securities Administrators, the Company’s management, with the participation of its CEO and its CFO, has evaluated the effectiveness of the Company’s internal controls and procedures over financial reporting and disclosure, as required. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were believed to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified.  Because of the inherent limitations in all control systems, including human and technical resource constraints and costs, these systems cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

The Company also maintains internal controls over financial reporting. The term "internal controls over financial reporting," means a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance IFRS and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;
●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s income and expenditures are being carried out only in accordance with the authorizations of the Company’s management and directors; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

The management report on internal control over financial reporting is included below:

The Company's management, with the participation of the Company's CFO and the CEO, has evaluated the effectiveness of the Company's disclosure, controls and procedures as of the date of these financial statements. Based upon this evaluation, the CFO and the CEO concluded that as of the date of these financial statements, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in reports that are filed by the Company.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, and in the accompanying financial statements, is the responsibility of management. In the preparation of this MD&A and the financial statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

22

Exhibit 4 - The Applicant's Financial Statements for the Financial Quarter Ended September 30, 2012

INTERNATIONAL MINERALS CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in United States dollars)
(Unaudited)

THREE MONTH PERIOD ENDED
SEPTEMBER 30, 2012
AND
SEPTEMBER 30, 2011

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2012.

2

INTERNATIONAL MINERALS CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)
(Unaudited)

	September 30, 2012	June 30, 2012
ASSETS

Current
Cash and equivalents (Note 6)	$83,171,095	$81,243,474
Receivables	29,364	79,105
Due from related party (Note 13)	16,849	6,210,377
Prepaid expenses and deposits	42,963	35,373
Investments (Note 7)	2,162,496	2,557,195
Discontinued operations – Ecuador resource properties (Note 8)	39,925,185	39,976,344

Current assets	125,347,952	130,101,868
Non-current
Property, plant and equipment (Note 10)	28,001,043	359,724
Investment in associate (Note 9)	156,828,036	133,146,660
Investment in resource properties (Note 11)	48,739,759	72,401,093
Reclamation bonds (Note 12)	210,100	185,100

Non-current assets	233,778,938	206,092,577

Total assets	$359,126,890	$336,194,445

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	$1,245,953	$1,397,461
Accrued severance and payroll costs	745,547	736,500
Due to related parties (Note 13)	35,429	17,649
Discontinued operations – mine royalty (Note 8)	113,152	113,152
Discontinued operations – Ecuador resource properties (Note 8)	1,094,478	1,103,150

Current liabilities	3,234,559	3,367,912

Non-current
Deferred income tax liability	8,160,000	8,160,000

Non-current liabilities	8,160,000	8,160,000

Shareholders' equity
Capital stock (Note 14)	240,817,227	240,784,904
Reserves (Note 14)	5,102,397	4,869,396
Equity gain on carried interest (Note 9)	29,962,332	16,782,196
Retained earnings	71,850,375	62,230,037

Capital and reserves attributable to the shareholders of the Company	347,732,331	324,666,533

Total liabilities and shareholders’ equity	$359,126,890	$336,194,445

Nature and continuance of operations (Note 1)

Approved on November 9, 2012 by the Directors:

“Stephen J. Kay”	Director	“W. Michael Smith”	Director
Stephen J. Kay		W. Michael Smith

The accompanying notes are an integral part of these consolidated financial statements.
3

INTERNATIONAL MINERALS CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in United States dollars)
For the three months ended September 30 (Unaudited)

	2012	2011

Revenue	$–	$–

Income from associate (Note 9)	10,681,607	15,089,200

Other income (Note 5)	1,547,592	1,265,048

Total income	12,229,199	16,354,248

Expenses
Amortization and depreciation (Note 5)	(195,727)	(191,958)
Salaries and employee benefits (Note 5)	(590,099)	(391,165)
Administrative costs (Note 5)	(514,148)	(580,080)
Stock-based compensation (Note 14)	(254,579)	(93,699)
Financing expense	–	(561,808)

Total expenses	(1,554,553)	(1,818,710)

Income from continuing operations before taxes	10,674,646	14,535,538

Income taxes	–	v

Net income from continuing operations after taxes	10,674,646	14,535,538

Discontinued operations net of taxes
Income from mine royalty (Note 8)	–	671,617
Costs of discontinued operations – Ecuador resource properties (Note 8)	(1,061,890)	–

Income (loss) from discontinued operations	(1,061,890)	671,617

Net income and comprehensive income after taxes	$9,612,756	$15,207,155

Net income from continuing operations after taxes per common share
Basic	$0.09	$0.12
Diluted	$0.09	$0.11
Income/(loss) from discontinued operations after taxes per common share
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01
Net income after taxes per common share
Basic	$0.08	$0.13
Diluted	$0.08	$0.12

Weighted average number of common shares outstanding - basic (Note 14)	117,585,887	120,387,368
Weighted average number of common shares outstanding - diluted (Note 14)	117,913,846	127,059,865

The accompanying notes are an integral part of these consolidated financial statements.
4

INTERNATIONAL MINERALS CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
For the three months ended September 30 (Unaudited)

	2012	2011
CASH FLOWS FROM CONTINUING OPERATIONS
Net income for the year from continuing operations	$10,674,646	$14,535,538
Adjustments to net income:
Amortization and depreciation	195,727	191,958
Stock-based compensation	254,579	93,699
Unrealized foreign exchange gain	(66,197)	(2,071,016)
Realized gain on sale of investments	(200,456)	-
Unrealized (gain) loss on investments	(453,944)	693,518
Financing expense	–	561,808
Equity income from investment in associate	(10,681,607)	(15,089,200)
Interest income	(101,084)	(154,857)
Cash distributions received from investment in associate	6,000,000	16,000,000
Changes in non-cash working capital items:
Decrease in receivables	52,508	3,299,514
Increase in prepaid expenses and deposits	(7,590)	(85,360)
Increase in accounts payable	225,260	226,080
Decrease in due from related party (excluding cash distribution)	193,528	–
(Decrease) increase in accrued severance and payroll costs	(54,772)	1,919
Increase (decrease) in due to related party	17,780	(37,458)
Net cash flow from continuing operations provided by operating activities	6,048,378	18,166,143

Discontinued operations – mine royalty (Note 8)	–	1,698,095
Discontinued operations – Ecuador resource properties (Note 8)	(1,019,403)	(3,690)

Net cash flow used in discontinued operations	(1,019,403)	1,694,405

Net cash provided by operating activities	5,028,975	19,860,548

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of common shares	18,327	307,388

Net cash flow provided by financing activities	18,327	307,388

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Resource property expenditures	(4,293,249)	(4,291,335)
Purchase of investments	–	(157,165)
Sale of investments	1,115,193	–
Interest received	98,317	100,796
Purchase of property and equipment	(14,942)	(30,320)
Reclamation bonds	(25,000)	–
Discontinued operations - Ecuador resource properties (Note 8)	–	(4,037,075)

Net cash flow used in investing activities	(3,119,681)	(8,415,099)

Change in cash and equivalents for the period	1,927,621	11,752,837
Cash and equivalents, beginning of period	81,243,474	85,839,236

Cash and equivalents, end of period	$83,171,095	$97,592,073

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

5

INTERNATIONAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in United States dollars, except share amounts)
SEPTEMBER 30, 2012 (Unaudited)

	Capital Stock
	Number of shares	Amount	Reserves	Equity component of convertible debentures	Equity gain on carried interest		Retained earnings	Total equity
Balance September 30, 2011	120,409,876	$245,708,828	$4,768,209	$4,945,008	$		$78,507,755	$333,929,800
Issued on exercise of options	171,500	1,186,291	(426,160)	–		–	–	760,131
Expiry of options	–	–	(6,460)	–		–	6,460	–
Repurchase of common shares	(3,000,000)	(6,110,215)	–	–		–	(10,813,665)	(16,923,880)
Stock-based compensation	–	–	533,807	–		–	–	533,807
Equity component of debentures	–	–	–	(4,945,008)		–	4,945,008	–
Equity gain on carried interest	–	–	–	–		16,782,196	–	16,782,196
Net income for the period	–	–	–	–		–	(10,415,521)	(10,415,521)
Balance June 30, 2012	117,581,376	$240,784,904	$4,869,396	$–		$16,782,196	$62,230,037	$324,666,533
Issued on exercise of options	5,000	32,323	(13,996)	–		–	–	18,327
Forfeiture of options	–	–	(7,582)	–		–	7,582	–
Stock-based compensation	–	–	254,579	–		–	–	254,579
Equity gain on carried interest	–	–	–	–		13,180,136	–	13,180,136
Net income for the period	–	–	–	–		–	9,612,756	9,612,756
Balance September 30, 2012	117,586,376	$240,817,227	$5,102,397	$–		$29,962,332	$71,850,375	$347,732,331

The accompanying notes are an integral part of these consolidated financial statements.

6

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

International Minerals Corporation (the “Company”) is incorporated under the Business Corporations Act (Yukon Territory) and is in the business of exploring, developing and exploiting its mineral resource properties in South America and the United States. The head office and principal address of the Company is 7950 E Acoma Drive, Suite 211, Scottsdale, Arizona, 85260. The address of the Company’s registered and records office is 200-204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2.

In June 2006, the Company entered into a joint venture agreement with affiliated companies of Hochschild Mining Plc. (“Hochschild”) with respect to the Pallancata silver-gold property in Peru. This property was placed into production in 2007 and is 40% owned by the Company and 60% owned by Hochschild.  Hochschild is the operator.

In January 2012, Hochschild completed a feasibility study on the Inmaculada gold-silver property, located in Peru, which is also owned 60% by Hochschild and 40% by the Company (Note 9). In February 2012, the Company and Hochschild approved the construction and development of an underground mine at Inmaculada.

At the 100% held Rio Blanco gold/silver project, located in Ecuador, the Company completed a feasibility study in January 2006 and an updated capital and operating cost estimate in February 2009. Following the introduction of the new Mining Law and regulations in 2009, the Company commenced negotiations in February 2011 for a production contract for the Rio Blanco property. The negotiations have been on-going for over 18 months without resolution of significant issues. As a result of the lack of progress in this critical negotiation, increasing social and community risks and activism, a lack of clarity with respect to the components of the taxation regime, concerns for the security of tenure for all concessions, and restrictive profit-sharing laws, in May 2012, the Company appointed two investment advisors to assist the Company in selling its resource properties in Ecuador (Note 8).

The Company has identified proven and probable mineral reserves at its Pallancata, Inmaculada, Goldfield and Rio Blanco properties and, with the exception of Rio Blanco, is currently developing or may proceed to develop these reserves.  The ability of the Company to recover the costs it has incurred to date on its other properties is dependent upon the Company being able to identify commercial ore bodies, to finance their development costs and to resolve any environmental, regulatory or other constraints, which may hinder the successful development and exploitation of the properties, or from their sale.

The Company believes it has adequate funds available to meet its operating and administrative obligations for the current fiscal year. However, for significant capital projects, additional financing may be required.
Period Ended	September 30, 2012	June 30, 2012
Working capital	$122,113,393	$126,733,956

7

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements for the period ended September 30, 2012, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting.  These unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the fiscal year ended June 30, 2012 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 9, 2012.

Basis of Measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for Investments and Discontinued operations, which are measured at fair value.

Functional Currency

These unaudited condensed consolidated interim financial statements are presented in US dollars, which is the Company’s functional currency.

Use of Estimates and Judgments

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements.  Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets, valuation of inventory, provisions for decommissioning and reclamation, financial instruments and mineral reserves.

Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The accounting judgments, estimates and assumptions, and their application to accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements of the Company are consistent with those outlined in the Company’s annual consolidated financial statements and notes thereto for the fiscal year ended June 30, 2012.

Subsidiaries of the Company

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

8

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d…)

Subsidiaries of the Company (cont’d…)

The Company’s subsidiaries are as follows:
%		%		%
Owned	Subsidiary of the Company	Owned	Subsidiary / Associate Holdings	Owned	Principal Holdings
100	Ecuadorian Minerals Corporation (US)	100	Metallic Goldfield Inc. (US)	100	Goldfield property (USA)
		100	Metallic Nevada Inc. (US)	100	Converse property (USA)
		100	Metallic Ventures (US) Inc. (US)
100	Ventura Gold Corp (US)			51	Del Oro property (USA)
100	Minera Oro Vega S.A.C. (Peru)	40	Minera Suyamarca S.A.C. (Peru)	100	Pallancata mine (in operation - Peru) and
					Inmaculada property (in development - Peru)
100	Square Valley AVV (Aruba)	100	San Luis Minerales SA (Panama)	100	Rio Blanco property (Ecuador)
		100	Ecuador Minerals Corp. (Panama)	100	Several Panama and Ecuador companies associated with Gaby property (Ecuador)
				55	Muyuyacu concession (Gaby)
				50	Papa Grande concession (Gaby)
				100	Other concessions (Gaby)

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements use accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the fiscal year ended June 30, 2012.  The accounting policies utilized by management for the Company and its wholly-owned subsidiaries are in accordance with IFRS, and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise indicated.

Future accounting pronouncements

Presentation of Financial Statements

In June 2011, the IASB issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and establishes control as the basis for determining which entities are included in consolidated financial statements.  The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns.  The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control.  This new standard supersedes the requirements

9

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future accounting pronouncements (cont’d…)

Consolidated Financial Statements (cont’d…)

relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation - Special Purpose Entities.  IFRS 10 is effective for the Company beginning on July 1, 2013, with early adoption permitted.  The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Financial Instruments

IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture.

Any arrangement which is not structured through a separate entity, or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities, will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company's contractual share of the arrangement's assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for its interests in joint ventures using proportionate consolidation or equity accounting. The Company currently uses equity accounting for its joint arrangements. Accordingly, adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities.  This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for the Company’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements.  IFRS 12 is effective for the Company beginning after January 2013.  It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

10

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future accounting pronouncements (cont’d…)

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held-for-sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held-for-sale, the portion not classified as held-for-sale shall be accounted for using the equity method of accounting until the sale is completed, at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on its financial statements.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRS guidance, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty. The Company intends to adopt IFRS 13 prospectively in its financial statements for its fiscal period beginning on July 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures.  The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.  The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.  The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements.  The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014.  The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013.  These amendments are to be applied retrospectively.  The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

4.	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and or disclosure purposes based on the methods described below.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to the asset or liability.

11

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

4.	DETERMINATION OF FAIR VALUES (cont’d…)

Investments in Equity Securities

The fair value of the Company’s publicly traded Investments is determined by reference to their quoted closing bid price at the reporting date.  Shares of privately held companies are recorded at historical cost unless the quarterly impairment review determines that an adjustment to the carrying value is necessary.

Stock-based Compensation

The fair value of issuances under the Company’s employee stock compensation plan is measured using the Black-Scholes option pricing model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instruments and the risk-free interest rate.

5.	CORRECTION OF PRESENTATION ERROR IN THE STATEMENT OF COMPREHENSIVE INCOME IN ACCORDANCE WITH IFRS

In August 2012, the Company reached a written agreement with the Swiss Stock Exchange Regulation (the “SIX”) with respect to the Company not fully meeting the presentation requirements following the adoption of IFRS for its interim consolidated financial statements for the quarters ended September 30, 2011, December 31, 2011 and March 31, 2012, and has amended the presentation of its Consolidated Statement of Comprehensive Income to comply with IFRS requirements.  The presentation changes made by the Company do not affect net income, earnings per share, operating, investing and financing cash flows or retained earnings as reported by the Company.

The errors in presentation as identified by the SIX and agreed to by the Company are as follows:

(i)  In accordance with IAS 1, the Statement of Comprehensive Income must include a line item that presents revenue for the period.  The Company incorrectly reported royalty revenue as royalty income and has agreed to correct this misclassification.  However, the underlying royalty was sold in May 2012 and accordingly royalty revenue is disclosed as discontinued activity (Note 8).

(ii)  IAS 1 requires an entity to present an analysis of expenses using a classification based on either their nature or function within the entity, whichever provides information that is reliable and more relevant.  The Company presented expenses as both nature and function (a “staggered” presentation).  This Note 5 provides a reconciliation of expenses previously reported to the presentation format required by IFRS.

(iii)  In the notes to the financial statements, the Company disclosed that it held two investments which were valued using level 1 inputs, when in fact the carrying value disclosed was historical cost which is not a level 1 input.  This disclosure error has been corrected.

The Company revised the presentation format on the Statement of Comprehensive Income to more fully comply with IFRS, such that the Statement of Comprehensive Income is presented by nature of income or expense.  The tables below provide the detail for reconciling to the previous presentation of the expenses.

12

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

5.	CORRECTION OF PRESENTATION ERROR IN THE STATEMENT OF COMPREHENSIVE INCOME IN ACCORDANCE WITH IFRS (cont’d…)

Other income (loss) includes gains (losses) from investments, foreign exchange changes, gains from sale of resource properties (when applicable) and interest income previously grouped in other items:

3 Months Ended	September 30, 2012	September 30, 2011

Foreign exchange gain	$792,108	$1,803,709
Unrealized gain (loss)on investments	453,944	(693,518)
Realized gain on sale of investment	200,456	–
Interest income	101,084	154,857
Total other income (loss)	$1,547,592	$1,265,048

Expenses

3 Months Ended	September 30, 2012	September 30, 2011
Amortization and Depreciation are non-cash costs which include amortization of non-reimbursable costs (previously shown as a deduction against income from associate), and depreciation of property, plant and equipment (“PPE”) (previously classified separately in expenses):
Depreciation of PPE	$15,360	$11,591
Amortization of non-reimbursable costs	180,367	180,367
Total amortization and depreciation	$195,727	$191,958

Salaries and employee benefits include costs and recoveries of the Company in the following categories:
Corporate and administrative	$420,049	$241,812
Monitoring costs - associate	(48,336)	29,482
General exploration	140,768	40,243
Investor relations	77,618	79,628
Total salaries and employee benefits	$590,099	$391,165

Administrative costs include all general and administrative expenses incurred by the Company to facilitate corporate activities and regional expenses not directly associated with specific resource properties or operating mines:
Monitoring costs - associate	$29,654	$25,620
General Exploration	35,633	254
Investor Relations	97,926	110,732
Office and General	233,140	355,482
Professional fees	44,789	2,482
Transfer agent and listing fees	55,777	49,330
Travel	17,229	36,180
Total administrative costs	$514,148	$580,080

13

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

6.	CASH AND EQUIVALENTS

Cash and equivalents include:

Period Ended	September 30, 2012	June 30, 2012

Corporate bank accounts	$12,594,404	$23,439,267
Investment savings account (interest rates of 0.20% - 1.31%, various maturities)	46,775,737	34,020,910
Bank notes and other (interest rates of 0.19% - 1.05%, various maturities)	23,800,954	23,783,297

	$83,171,095	$81,243,474

The Company invests in guaranteed investment certificates and certificates of deposit which may have maturity dates greater than three months, but can be liquidated without penalty at the Company’s option. Because of the ability of the Company to liquidate these securities without interest or principal penalty, they are included in Bank notes as equivalents.

7.	INVESTMENTS

The following tables set out the movement of the Company’s investments.

Company Name	Number of Shares	Carrying Value September 30, 2012	Carrying Value June 30, 2012

Publicly traded
Galena International Resources	208,333	$22,246	$22,362
Afferro Mining	98,125	72,848	65,110
Aureus Mining	98,125	118,752	84,260
Newstrike Capital	298,509	698,231	479,029
Colombian Mines Corp.	333,300	101,688	97,570
Continental Gold Limited	–	–	871,085
Sumatra Copper and Gold Limited	710,000	108,309	51,158
Santa Barbara Resources Limited (Note 12)	1,500,000	–	–
HMZ Metals Inc.	4,000,000	–	–
International Northair Mines	1,786,000	644,798	490,997
Privately held
Oryx Mining and Exploration Limited	500,000	238,459	238,459
BuenaVista Gold plc	1,250,000	157,165	157,165
Caribbean Copper and Gold Corporation	1,200,000	–	–
		$2,162,496	$2,557,195

14

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

7.	INVESTMENTS (cont’d…)

Period Ended	3 Months September 30, 2012	Year June 30, 2012

Beginning balance	$2,557,195	$4,437,839
Acquisition of BuenaVista Gold plc shares	–	157,165
Acquisition of International Northair Mines shares	–	490,997
Sale of Continental Gold Limited shares	(871,085)	(1,177,851)
Sale of Newstrike Capital shares	(59,578)	–
Unrealized gain (loss)	453,944	(1,150,885)
Write down of investment	–	(51,230)
Effect of foreign exchange	82,020	(148,840)
Ending balance	$2,162,496	$2,557,195

During the period, the Company sold 135,461 common shares of Continental Gold Limited for total cash proceeds of $1,039,282 (Cdn$1,034,917) and paid $10,348 in commissions. The Company recorded a total gain of $178,545 (Cdn$152,534).  During the period, the Company sold 42,400 common shares of Newstrike Capital for total cash proceeds of $80,614 (Cdn$80,276) and paid $877 in commissions. The Company recorded a total gain of $21,911 (Cdn$20,092).

In June 2012, the Company purchased 1,786,000 common shares and 893,000 warrants of International Northair Mines for a cost of $490,997 (Cdn$500,080). Each warrant is exercisable to purchase an additional common share of International Northair Mines at Cdn$0.40 until December 28, 2013, and as at September 30, 2012, the warrants had a value of $nil.

Oryx Mining and Exploration Limited, and BuenaVista Gold plc are private companies and the carrying value is estimated at cost.

8.	DISCONTINUED OPERATIONS

During the fiscal year ended June 30, 2012, the Company designated two groups of assets or operations to be transferred into discontinued operations.  The first was the Ruby Hill Mine royalty interest (the “Mine royalty”) and the second included all property interests, other assets and operations in Ecuador.

The Mine royalty was a 3% NSR royalty on the value of gold and silver produced from certain mining claims owned by Barrick comprising the Ruby Hill mine, located in Nevada, USA and it was sold in May 2012. The Company reclassified all royalty revenue and the recognized gain on the sale to discontinued operations for the periods presented.

The Ecuadorian properties in discontinued operations consist of the Rio Blanco late-stage gold and silver exploration property and the earlier-stage Gaby gold exploration property. The Company owns a 100% interest in the Rio Blanco concessions and variable interests between 50% and 100% in the Gaby mineral concessions.

In early 2008, following the election of a new President, the Ecuadorian government adopted a Mining Mandate, which suspended activities on all mineral concessions in Ecuador while a new Mining Law was written and adopted.

Following the introduction of the new Mining Law and regulations in 2009, the Company commenced negotiations in February 2011 for a production contract for the Rio Blanco property. The negotiations have been on-going for over 20

15

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

8.	DISCONTINUED OPERATIONS (cont’d…)

months without resolution of significant issues. As a result of the lack of progress in this critical negotiation, increasing social and community risks and activism, a lack of clarity with respect to the components of the taxation regime, concerns for the security of tenure for all concessions, and restrictive profit-sharing laws, in May 2012, the Company appointed two investment advisors to assist the Company in selling its resource properties in Ecuador.

Because of this decision, the value of these properties and the decision of the Company to cease funding further exploration activities on these properties, they were reclassified as discontinued operations and an impairment charge of $53,143,265 was recognized for the Ecuadorian properties. The remaining carrying value of $39,925,185 represents the Company’s best estimate of the aggregate recoverable value, less selling costs, of the Ecuadorian properties.

The fair market value for each property was determined separately by the Company.  Fair market value for Rio Blanco was determined using variable metal price net present value (“NPV”) techniques with a discount applied to the NPV’s representing the increased political and social risk of doing business in Ecuador. The Gaby property, being at an earlier stage of exploration does not lend itself to cash flow valuation techniques and therefore it was fair valued using the “comparative market approach”. This method identified what similar properties in other high political risk jurisdictions, including Ecuador, were valued at, or recently sold at, on a per ounce contained gold basis. A per ounce value was then applied to Gaby and the resultant value was reduced further to account for the Ecuadorian political and social risk factors.

The table below illustrates the components included in discontinued operations:

	September 30,	June 30,
Period Ended	2012	2012

Ecuador
Assets
Cash and equivalents	$111,833	$194,564
Receivables	6,753	15,365
Prepaid expenses and deposits	2,810	12,346
PPE - other	226,274	245,355
Investment in associate	1,535	1,535
Resource properties	39,323,453	39,323,453
Reclamation bond	252,527	183,726
Total assets transferred to discontinued operations	$39,925,185	$39,976,344

Liabilities
Accounts payable	$71,048	$73,927
Accrued severance and payroll costs	1,023,430	1,023,682
Due to related parties	–	5,541
Total liabilities transferred to discontinued operations	$1,094,478	$1,103,150

Expenses
Ecuador operations	$(1,061,890)	$(53,238,265)

16

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

8.	DISCONTINUED OPERATIONS (cont’d…)

	September 30,	June 30,
Period Ended	2012	2012

Mine Royalty
Assets	$–	$–

Liabilities
Accounts payable – net proceeds tax	$113,152	$113,152
Total liabilities transferred to discontinued operations	$113,152	$113,152

Income and (Expenses)
Disposal gain	$–	$27,856,118
Revenue from royalty	–	3,660,281
Depletion of royalty income	–	(1,291,364)
Net proceeds tax	–	(183,014)
Total disposal gain and net royalty income	$–	$30,042,021

9.	INVESTMENT IN ASSOCIATE

Period Ended	3 Months September 30, 2012	Year June 30, 2012

Suyamarca Joint Venture - Pallancata
Balance, beginning of period	$52,964,932	$56,734,010
Distributions from Joint Venture	–	(46,000,000)
Equity income from Joint Venture	10,681,607	42,952,390
Amortization of non-reimbursable costs	(180,367)	(721,468)

	63,466,172	52,964,932
Suyamarca Joint Venture - Inmaculada
Balance, beginning of period	80,181,728	63,399,532
Equity gain on carried interest	13,180,136	16,782,196

	93,361,864	80,181,728

Investment in associate balance, end of period	$156,828,036	$133,146,660

17

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

9.	INVESTMENT IN ASSOCIATE (cont’d…)

On June 30, 2006, the Company entered into a joint venture agreement with affiliated companies of Hochschild to fast-track development, permitting and production at the Company’s Pallancata precious metals property in Peru. The Company and Hochschild formed Suyamarca to own the Pallancata property and associated assets. The common shares of Suyamarca are held 60% by Hochschild and 40% by the Company. Hochschild is the manager of Suyamarca.

In December 2010, the Company agreed to sell 11% of its 51% ownership in the Inmaculada project, also located in Peru, to its partner Hochschild for consideration of: $17,650,000; Hochschild’s participation in a $20 million private placement of the Company’s common shares (completed in November 2010); and Hochschild’s commitment to fund 100% of the first $100 million in expenditures for the feasibility, planning, development and construction of a mining operation at Inmaculada. The Company recognized a gain of $12,487,218 on its sale of this 11% interest. To recognize the Company’s increased value in the joint venture project as a result of the Company’s carried interest, an equity gain on carried interest is recorded in Investment in Associate and Shareholder Equity sections of the Consolidated Statement of Financial Position.

The table below discloses select financial information for Suyamarca on a 100% basis before any adjustments for accounting policy differences. The Company’s share of Suyamarca is 40% for all periods reported.

Period Ended	3 Months		Year	Year	Year
($ 000’s)	September 30, 2012		June 30, 2012	June 30, 2011	June 30, 2010

Net revenue	$68,241		$290,379	$338,125	$209,000
Net income before taxes	38,815		159,180	199,243	105,750
Net income after taxes	27,251		105,056	144,467	68,664

Total assets	260,604		251,660	234,554	128,362

Total liabilities	76,532		73,849	68,222	49,497
Total equity	184,072		177,811	166,332	78,865
Total liabilities and equity	260,604		251,660	234,554	128,362

Cash distributions	15,000	*	100,000	115,000	59,000

*Distribution declared in June 2012 and paid out in July 2012.

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INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

10.	PROPERTY, PLANT AND EQUIPMENT (“PPE”)

	Office equipment and furniture	Computer hardware and software	Vehicles	Leasehold improvements	Gemfield	Total PPE

Cost
Balance at June 30, 2012	$74,872	$829,011	$311,406	$24,021	$–	$1,239,310

Additions	14,942	–	–	–	27,661,888	27,676,830
Balance at September 30, 2012	$89,814	$829,011	$311,406	$24,021	$27,661,888	$28,916,140

Accumulated depreciation
Balance at June 30, 2012	$65,052	$668,193	$136,864	$9,477	$–	$879,586

Depreciation for the period	1,399	20,520	12,622	970		35,511
Balance at September 30, 2012	$66,451	$688,713	$149,486	$10,447	$–	$915,097

Carrying amounts
At June 30, 2012	$9,820	$160,818	$174,542	$14,544	$–	$359,724

At September 30, 2012	$23,363	$140,298	$161,920	$13,574	$27,661,888	$28,001,043

Gemfield Project (Goldfield Property)

Costs associated with the Gemfield project at the Goldfield property have been transferred to PPE at September 30, 2012 because of the Company’s decision in September to move the Gemfield project into the development phase. In order to determine the total value to transfer, it was necessary to allocate certain of the Goldfield common property costs to Gemfield, including: 1) the purchase price deferred income tax liability calculated for the acquisition of Metallic Ventures Gold Inc. and the Goldfield property in February 2010, 2) the purchase price of the Goldfield property at acquisition and 3) actual expenditures on the Gemfield project since its acquisition. The total costs allocated to the Gemfield project included: (i) $2,920,000 for its proportionate share of deferred income tax at the time of acquisition; (ii) $16,886,455 for its proportionate share of the purchase price, and (iii) $7,855,114 in direct expenditures since acquisition to September 30, 2012, for an aggregate of $27,661,888.

11.	INVESTMENT IN RESOURCE PROPERTIES, EXPLORATION AND EVALUATION ASSETS

Period Ended	3 Months 9/30/2012	3 Months 9/30/2011	Cumulative 9/30/2012	Cumulative 6/30/2012

Goldfield Property, USA	$(24,934,577)	$2,496,906	$26,572,365	$51,506,942
Converse Property, USA	973,453	1,413,004	21,139,567	20,166,114
Other Resource Properties	299,790	125,577	1,027,827	728,037
Total Resource Properties	$(23,661,334)	$4,035,487	$48,739,759	$72,401,093

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INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

12.	RECLAMATION BONDS

In the United States, the Company has deposits in place with the State of Nevada totalling $210,100 (June 30, 2012 - $185,000) as security for reclamation bonds, for the Goldfield and Converse properties.

13.	RELATED PARTY TRANSACTIONS

The Company’s related parties with whom the Company had transactions with during the period, are as follows:

Related Parties	Relation with the Company	Nature of Transaction
Suyamarca	Associate	Reimbursement of costs / Payment of cash distribution
Jorge Paz - Paz Horowitz Inc.	Director	Legal consulting
Rod McKeen - Axium Law Corp.	Director	Legal consulting

During the period ended September 30, 2012, the Company entered into the following transactions with related parties:

a)
Paid or accrued legal fees of $74,834 (2011 - $96,767) for services provided by firms in which two directors of the Company are partners or principals. The Company expensed $65,179 (2011 - $41,332) of these fees and the remainder was capitalized. As at September 30, 2012, the accounts payable to these firms totalled $35,429 (September 30, 2011 - $27,053), of which $nil (2011 - $2,432) has been transferred to discontinued operations (Note 8).

b)	At September 30, 2012, the Company held 1,500,000 (2011 - 1,500,000) common shares of Santa Barbara Resources Limited (which has a director, Rod McKeen, in common with the Company) (Note 7).

c)
At September 30, 2012, cost reimbursements totalling $16,849 (2011 - $557,367) were due from Suyamarca.  During the period, the Company recorded a total of $128,914 (2011 - $200,726) as recovery of costs from Suyamarca. A cash distribution of $6.0 million was received in July 2012. The Company is a 40% shareholder of Suyamarca.

d)	Paid or accrued directors’ fees of $61,673 (2011 - $3,921). During the period, the Company recorded stock-based compensation of $38,980 (2011 - $nil).

The summary of amounts payable to and from related parties is as follows:

Period Ended	9/30/2012	6/30/2012

Accounts receivable due from Suyamarca for cost reimbursements	$16,849	$210,377
Accounts receivable for cash distributions from Suyamarca	–	6,000,000
Accounts payable to related parties for fees	(35,429)	(17,649)

20

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

13.	RELATED PARTY TRANSACTIONS (cont’d…)

The total remuneration and benefits recorded on an accrual basis by the Company to its key executives is as follows:

Period Ended	9/30/2012	9/30/2011

Short-term remuneration	$207,000	$169,500
Stock-based compensation	42,043	47,062

Total remuneration	$249,043	$216,562

The key executives with the power and responsibility directly or indirectly, to plan, direct and control the operations of the Company are its President and CEO, its CFO and its VP Corporate Development.

14.	CAPITAL STOCK AND STOCK OPTIONS

a)	Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

b)	Issuances

During the period ended September 30, 2012, 5,000 (2011 – 106,500) common shares were issued for cash proceeds totaling $18,327 (2011 - $307,388) pursuant to the exercise of incentive stock options and $13,996 (2011 - $100,320) was allocated to capital stock from reserves.

c)	Stock options

The Company has an incentive stock option plan in place under the rules of the TSX pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to a maximum of 12,500,000 common shares of the Company. Under the plan, the exercise price of each option is not less than the market price of the Company's shares on the date of grant.  The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. There were no stock options granted for the period ended September 30, 2012.

Stock option transactions and the number of stock options outstanding are summarized as follows:
	Number of Options	Weighted Average Exercise Price ($Cdn)

Balance, June 30, 2011	2,799,400	$4.80

Granted	1,311,500	5.81
Exercised	(278,000)	3.84
Expired / forfeited	(7,500)	5.28
Balance June 30, 2012	3,825,400	$5.21

-Continued-

21

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

14.	CAPITAL STOCK AND STOCK OPTIONS (cont’d…)

c)	Stock options (cont’d…)

Continued…

	Number of Options	Weighted Average Exercise Price ($Cdn)
Granted	–
Exercised	(5,000)	3.65
Expired/forfeited	(5,000)	5.80
Balance outstanding at September 30, 2012	3,815,400	$5.21
Options exercisable, September 30, 2012*	2,513,900	$4.91
* 1,301,500 options were not-vested as at September 30, 2012.

The weighted average fair value of options granted during the period was Cdn$nil (2011 – Cdn$nil).

The following stock options were outstanding at September 30, 2012:

Expiry date	Exercise Price ($Cdn)	Number of Options

May 22, 2013	1.80	50,000
February 11, 2014	4.58	250,000
March 27, 2014	2.80	47,500
February 1, 2015	4.00	257,500
December 6, 2015	4.48	50,000
October 4, 2016	4.70	50,000
November 6, 2016	5.25	100,000
February 26, 2017	5.78	770,000
November 2, 2017	5.62	25,000
February 23, 2019	3.73	483,900
May 20, 2020	4.00	150,000
November 30, 2020	6.41	50,000
January 10, 2021	7.04	190,000
May 12, 2021	7.55	40,000
November 29, 2021	5.86	150,000
January 30, 2022	5.80	1,151,500
		3,815,400

d)	Stock-based compensation

The total stock-based compensation recognized under the fair value method for options granted during the period was $nil (2011 - $nil), using the Black-Scholes option-pricing model. The Company expensed a total of $254,579 (2011 - $93,699) during the period ended September 30, 2012 for amortization of options awarded in previous periods.

The Company has no share purchase warrants outstanding.

22

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

14.	CAPITAL STOCK AND STOCK OPTIONS (cont’d…)

e)	Earnings per share

Earnings per share, calculated on a basic and diluted basis, is as follows:

Period Ended	9/30/2012	9/30/2011
Earnings per share from continuing operations
Basic	$0.09	$0.12
Diluted	$0.09	$0.11
Earnings per share from discontinued operations
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01
Earnings per share - total
Basic	$0.08	$0.13
Diluted	$0.08	$0.12
Net income
Net earnings available to common shareholders - basic and diluted	$9,612,756	$15,207,155

Weighted average shares outstanding
Weighted average shares outstanding – basic	117,585,887	120,387,368
Dilutive securities
Stock options	327,959	869,504
Convertible debentures	–	5,802,993
Weighted average shares outstanding – diluted	117,913,846	127,059,865
Weighted average shares excluded
Stock options	2,476,500	40,000
Convertible debentures	–	–

15.	CAPITAL RISK MANAGEMENT

The objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders, benefits to other stakeholders, and to have sufficient funds on hand to meet the Company’s exploration and development plans.

The Company considers its shareholders’ equity to be its capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets of the Company. In order to maintain or adjust its capital structure, the Company may issue new shares through private or public placements, repurchase shares, sell assets, incur debt, or pay dividends to shareholders.

Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, funds will be available at that time.

16.	FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors of the Company.

23

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

16.	FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT (cont’d…)

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current working capital requirements and other expenditures in the ordinary course of business. The Company holds a 40% interest in a mine in production in Peru but may require additional funding in order to continue other exploration and development programs as they arise, for example construction funding at the Inmaculada property in Peru. Despite previous success in acquiring this funding, there is no guarantee of obtaining future funding. The Company’s cash and equivalents are invested in business accounts with quality financial institutions primarily in Canada and the United States and are available on demand for the Company’s programs. The Company believes it has sufficient capital resources to meet its planned operational and administrative expenses for the current fiscal year.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and Suyamarca’s concentrate sales contracts. Credit risk may arise from the non-performance by counterparties of contractual financial obligations and those entities purchasing Suyamarca’s metal concentrates. The Company limits its exposure to credit risk on liquid assets by maintaining its cash, equivalents and reclamation bonds with high-credit quality financial institutions. Suyamarca’s concentrate sales and receivables are not considered a material credit risk as its buyers are large well-established smelter companies. The Company’s receivables are not considered a material credit risk as they are mainly due from Suyamarca. Investments currently include a number of junior exploration companies and these securities remain subject to market fluctuations, market liquidity, changing market values and illiquidity issues for the private companies.

Currency risk
The Company’s funds are held in US, Peruvian and Canadian currencies. Its operations are in the United States, Peru and Ecuador. Foreign exchange or currency risk results from multiple currency transactions and the Company’s financial statements which are reported in US dollars.

The Company does not currently use derivative instruments to reduce its currency risk.

Sensitivity analysis

The Company is exposed to foreign currency risk on fluctuations related to cash and equivalents, investments and accounts payable which are denominated in Canadian dollars.  As at September 30, 2012, net financial assets totaling $19,642,971 were held in Canadian dollars.

Based on the above net exposure as at September 30, 2012, and assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $1,940,45 in the Company’s net income.

The Company is not exposed to significant foreign currency risk in Peru as the Company’s net monetary assets denominated in Peruvian Soles are minimal. Ecuador uses the US dollar as its functional currency and Ecuador’s operations are funded on an “as-needed” basis.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and equivalents. Cash and equivalents have been invested in short-term investments to maintain liquidity and preserve capital. There is minimal risk that the Company would recognize any loss as a result of the decrease in the fair value of any banker’s acceptance notes, guaranteed investment certificates, money market funds or term deposits included in cash equivalents as they are held with large high-quality credit financial institutions, primarily in Canada and the United States.
24

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

16.	FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT (cont’d…)

Price risk

The Company is exposed to price risk with respect to equity prices reported as investments and the commodities used in, or sold by, its mining operation in Peru. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities and also a change in revenue and income due to concentrate sales having forward quotational period price fixing (typically priced one to two months after arrival at the smelter). The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

The Company's investments are subject to fair value fluctuations arising from changes in the equity markets. The Company currently does not use derivatives to hedge its commodity price risk.

Financial assets

The fair value of cash and equivalents and investments are based on Level 1 (quoted prices readily and regularly available) inputs of the fair value hierarchy, except for privately held investments (Oryx Mining and Exploration Ltd. and BuenaVista Gold plc) which are based on Level 3 and carried at historical cost.

The estimated fair value of receivables, reclamation bonds and due from related party are equal to their carrying values due to their short term nature. The exposure of the Company’s financial assets to interest rate and currency risk at September 30, 2012 is as follows:

Stated in US Dollars	Level	Canadian Dollar	US Dollar	Peruvian Soles	Other	Total

Cash and equivalents
Floating rate financial assets	1	$17,851,818	$41,765,670	$103,713	$–	$59,721,201
Fixed rate financial assets	1	–	23,449,894	–	–	23,449,894

Subtotal		17,851,818	65,215,564	103,713	–	83,171,095

Other financial assets
Investments – tradeable	1	1,658,564	–	–	108,309	1,766,873
Investments – private	3	238,458	–	–	157,165	395,623
Receivables		11,169	15,010	3,185	–	29,364
Due from related party		–	16,849	–	–	16,849
Reclamation bonds		–	210,100	–	–	210,100

Total		$19,760,009	$65,457,523	$106,898	$265,474	$85,589,904

25

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

16.	FINANCIAL INSTRUMENTS RISK EXPOSURE AND MANAGEMENT (cont’d…)

Financial liabilities

The estimated fair value of all of the Company’s financial liabilities is equal to their carrying values due to their short- term nature. The exposure of the Company’s financial liabilities to interest rate and currency risk at September 30, 2012, is as follows:
Stated in US Dollars	Canadian Dollar	US Dollar	Peruvian Soles	Total
Accounts payable	$101,901	$1,064,850	$79,202	$1,245,953
Due to related parties	15,137	20,292	–	35,429
Accrued severance and payroll costs	–	606,468	139,079	745,547

Total	$117,038	$1,691,610	$218,281	$2,026,929

17.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration, development and exploitation of resource properties located in North and South America.  Geographic information is as follows:

	Property, plant and equipment	Investment in resource properties	Investment in associate	Discontinued operations

September 30, 2012
USA	$28,001,043	$48,277,620	$–	$–
Ecuador	–	–	–	39,925,185
Peru	–	462,139	156,828,036	–

	$28,001,043	$48,739,759	$156,828,036	$39,925,185

June 30, 2012
USA	$359,724	$72,207,683	$–	$–
Ecuador	–	–	–	39,976,344
Peru	–	193,410	133,146,660	–

	$359,724	$72,401,093	$133,146,660	$39,976,344

Earnings and equity income are summarized as follows:

Period Ended	September 30, 2012	September 30, 2011

Continuing operations
Equity income from associate - Peru	$10,681,607	$15,089,200

Discontinued operations
Income from Mine royalty - USA	$–	$671,617
Costs of discontinued operations – Ecuador resource properties	(1,061,890)	–

26

INTERNATIONAL MINERALS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in United States dollars) AS AT SEPTEMBER 30, 2012 (Unaudited)

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the Company for the period ended September 30, 2012, were as follows:

a)
Included in investment in resource properties are the following amounts: $20,254 which relates to amortization of other PPE and $1,137,205, which relates to accounts payable and accrued severance and payroll costs.

b)	The Company allocated $13,996 for incentive stock options exercised during the year to capital stock from reserves.

c)
The Company recorded $13,180,136 to equity gain on carried interest related to its investment in Suyamarca and increased the investment in associate based on the Company’s 40% share of Hochschild’s contribution for the costs of the Inmaculada project (Note 9).

Significant non-cash transactions for the Company for the period ended September 30, 2011, were as follows:

a)
Included in investment in resource properties are the following amounts: $27,910 which relates to amortization of other PPE and $1,120,885, which relates to accounts payable and accrued severance payroll costs and $557,367, which relates to resource property reimbursements.

b)	The Company allocated $100,320 for incentive stock options exercised during the period to capital stock from reserves.

Exhibit 5 – Wholly-Owned Subsidiaries, Majority-Owned Subsidiaries, Controlled Companies and Affiliated Companies

Name of Entity	Percentage Owned by Applicant	Nature of Entity’s Business
Wholly-Owned Subsidiaries
Ecuadorian Minerals Corporation (U.S.)	100%	Owns 100% of each of Metallic Nevada Inc., Metallic Goldfield Inc. and Metallic Ventures (U.S.) Inc.
Metallic Nevada Inc. (U.S.)	100%	Owns and operates the Applicant’s Converse gold property.
Metallic Goldfield Inc. (U.S.)	100%	Owns and operates the Applicant’s Goldfield gold property.
Metallic Ventures (U.S.) Inc.	100%	Staff administers and manages U.S. exploration.
San Luis Minerales S.C.C. (Ecuador)	100%	Staff manages 100% of Ecuador activity.
Square Valley A.V.V. (Aruba)	100%	Owns 100% of Ecuador Minerals Corp. (Panama) and San Luis Minerales (Panama) S.A.
Ecuador Minerals Corp. (Panama)	100%	Owns 100% of Guadalupe Mining Corp. (Panama), 50% of each of Gaby Pana Corp. (Panama), Papa Grande, S.A. (Panama) and Opergold S.A. (Ecuador) and 10% of Gribipe Panama, S.A. (Panama)
Guadalupe Mining Corp. (Panama)	100%	Owns a portion of the Applicant’s Gaby gold property.
Opergold S.A. (Ecuador)	100%	Owns 20% of San Luis Minerales S.A. (Panama)
San Luis Minerales S.A. (Panama)	100%	Owns the Applicant’s Rio Blanco gold-silver property.
EMC S.C.C. (Ecuador)	100%	The Applicant’s administrative operating subsidiary in Ecuador that owns the surface and water rights for the Rio Blanco property.
Minero Oro Vega S.A.C. (Peru)	100%	Owns 40% of Minera Suyamarca S.A.C. (Peru)
Ventura Gold Corp. (U.S.)	100%	Owns Del Oro property in Nevada, U.S.
Majority-Owned Subsidiaries
Gaby Panama Corp. (Panama)	55%	Owns a portion of the Applicant’s Gaby gold property.
Papa Grande, S.A. (Panama)	50%	Owns 100% of Minera Quebrada Fria S.A. (Panama)
Minera Quebrada Fria S.A. (Panama)	50%	Owns a portion of the Applicant’s Gaby gold property.
Controlled Companies
Minera Suyamarca S.A.C. (Peru)	40%	Owns and operates the Pallancata mine and the Inmaculada, Pacapausa and Puquiopata properties.
Affiliated Companies
Gribipe Panama, S.A. (Panama)	10%1	Owns 50% of Gaby Panama Corp. (Panama)

1 Ecuador Minerals Corp., a wholly-owned subsidiary of the Applicant, owns 10% of this entity giving rise to the Applicant’s 10% ownership

Exhibit 6 – Confidential Treatment Requested

Exhibit 7 – Analyst Reports relating to the Applicant

DUNDEE
CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation

(IMZ-T: C$5.44) INTRADAY

March 21, 2012

Paul Burchell / (416) 350-3499
pburchell@dundeesecurities.com
Vanessa Gravina, MBA / (416) 350-3389
vgravina@dundeesecurities.com

BUY, High Risk*
12-month target price: C$11.00

Improving grade in Goldfield drill results

52-Week Range		C$ 5.13 -	C$ 8.22
Shares Outstanding (MM)			119.2
Fully Diluted Shares (MM)			127.8
Market Capitalization (MM)			C$ 648
Ave. Volume (000 shares/day)			77.1
Working Capital (31-Dec-11) - (MM)			$ 59.8
Value Cash, ST Inv. (31-Dec-11) - (MM)			$ 95.7
Assumptions (CY)	2012E	2013E	Long term
Gold (US$/oz)	1825	2100	1250
FX (US$/C$)	0.99	0.95	0.90
Valuation (C$/share) - June 30 YE			
2013E - 5% DCF Corporate Value			C$ 5.07
2012E Year-end Cash etc.			C$ 0.56
Additional Resource Value			C$ 6.36
NAV			C$ 12.00
DCF Multiple			0.8
Target			C$ 11.00
Earnings and Cash Flow (US$/share)			
June 30 YE	2011A	2012E	2013E
Adjusted EPS	0.35	0.42	0.46
CFPS incl jv divider	0.46	0.44	0.57

All Figures in US$ Unless Otherwise Noted

Source: See Note 1

IMZ-T: Price/Volume Chart

Source: Thomson ONE

Company Description

International Minerals is a silver and gold producer with assets in Peru, Nevada, and Ecuador. The company controls a 40%-interest in the Pallancata Mine in Peru where fiscal 2011 production (100% basis) was 9.5 million oz of silver and almost 35,000 oz of gold. We expect gold equivalent production to grow from less than 100,000 oz in fiscal 2011 to 175,000 oz in 2015 with the development of several advanced stage projects including Inmaculada in Peru, Goldfield in Nevada, and Rio Blanco in Ecuador.

Up to 6.8 g/t over 40m

International Minerals reported drill results from 24 core and 62 RC drill holes from the Gemfield deposit on its 100%-owned Goldfield gold project, located in southern Nevada. The Gemfield deposit is one of two (along with McMahon Ridge) near-surface, open-pittable deposits being reviewed as potential heap leach operations feeding a central processing plant (Figure 1).

The release included some very strong results including 6.8 g/t over 40m, 2.6 g/t over 67m, and 3.2 g/t over 38m (uncut assays over core widths - Table 1). In our previous site visits, we noted higher grade zones had been intersected down plunge of the current resource estimate limits, and we suspect at least some of the better results reported today may be from this portion of the deposit. We calculate a weighted average grade of 1.6 g/t over an average width of 22m from the almost 60 intersections that returned potentially economic grades (greater than 0.5 g/t) - the weighted average grade of the new holes compares favourably to the current resource grade (all categories) at Gemfield/McMahon of 1.1 g/t, a fact we think bodes well for future resource estimates.

The company is completing a feasibility study on Gemfield/McMahon that is expected by mid-2012. We are looking for production of around 75,000 oz per year from a heap leach operation. The company is also examining the higher-grade Goldfield Main open pit target; however, Goldfield Main is envisioned as a mill operation, and will likely be the subject of a feasibility study at a later date. Given our estimate of the company's share of free cash flow from its 40% interest in the Pallancata Mine (over US$50 million in 2012) and upside from its 40%-owned Inmaculada and 100%-owned Goldfield projects, we continue to view the shares of International Minerals as significantly undervalued, and we are maintaining our **BUY** recommendation and 12-month price target of **C$11.00/share**.

Metallurgical and permitting update

International Minerals also released the results of recent metallurgical testing on Gemfield and McMahon Ridge. The column leach tests suggest recoveries of between 85% and 90% for Gemfield material and between 36% and 79% for McMahon Ridge.

The company's Plan of Operations and Environmental Baseline Study (EBS) should both be completed and submitted to the US Bureau of Land Management during the summer. Management believes the project will likely be subject to the state's new fast track permitting process, and is of the opinion that the permitting process could be completed by as early as the end of 2013.

Resource potential growing

The additional 14,209 metres of drilling in today's release brings the total metres drilled on the property to date to 56,842.

The existing resource at the Gemfield and McMahon Ridge deposits hosts an estimated 22.7 million tonnes at a grade of 1.1 g/t gold containing 826,000 oz in the measured and indicated category, and 1.1 million tonnes at a grade of 0.7 g/t gold containing 25,000 oz in the inferred category.

Please see Disclosures and Disclaimers on the last two pages of this report.

International Minerals Corporation March 21, 2012

Figure 1: Location map for the Goldfield Project Deposits

Reno - 4.5 hours
McMahon Ridge Waste Dump
N
Proposed Re-Routing of Hwy 95
95
McMahon Ridge
M&I: 285,000 oz Au
Inferred: 3,000 oz Au
Leach Pad & Processing Area
Gemfield Waste Dump
Gemfield
M&I: 541,000 oz Au
Inferred: 22,000 oz Au
Goldfield Main
M&I: 421,000 oz Au
Inferred: 360,000 oz Au
Esmeralda County
Nye County
Approximate External Outline of IMZ Property
0 2,000 4,000
Feet
Town of Goldfield
Las Vegas - 2.5 hours

Source: Company reports

Page 2
DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

Table 1: Gemfield Drill Results

Drill Hole Number	Type	Easting (ft)	Northing (ft)	Elevation (ft)	Depth (m)	Azimuth	Dip	From (m)	To (m)	Intercept (m)	Gold (g/t)
GEMC006	Core	47,206	46,800	5,602	280		-90	212	236	24.39	3.13
								236	243	No Recovery	
								243	247	3.66	0.75
GEMC007	Core	49,397	46,988	5,548	157		-90	NSV			
GEMC008	Core	49,987	48,797	5,514	271	90	-60	NSV			
GEMC009	Core	50,597	49,967	5,498	243	90	-60	NSV			
GEMC010	Core	47,627	46,242	5,593	253	35	-80	218	224	6.1	0.99
GEMC011	Core	47,435	47,072	5,593	191	105	-80	159	165	6.1	0.54
GEMC012	Core	48,032	47,750	5,575	171	140	-80	NSV			
GEMC013	Core	48,631	46,789	5,568	87	296	-80	17	40	22.9	0.56
GEMC014	Core	46,695	46,798	5,617	305	90	-70	NSV			
GEMC015	Core	46,987	46,410	5,613	308	93	-70	247	253	6.1	0.56
GEMC016	Core	46,991	46,001	5,610	270	88	-70	NSV			
GEMC017	Core	47,600	46,100	5,593	283	90	-70	238	253	15.2	0.73
GEMC018	Core	46,692	47,387	5,610	343	88	-70	256	264	7.6	0.83
GEMC019	Core	46,991	47,802	5,600	335	90	-70	206	212	6.1	0.51
GEMC021	Core	46,985	48,215	5,594	240	90	-70	NSV			
GEMC022	Core	46,983	48,598	5,594	262	90	-70	NSV			
GEMC023	Core	47,509	48,401	5,578	205	90	-65	NSV			
GEMC024	Core	47,499	47,608	5,588	292	90	-65	NSV			
GEMC025	Core	47,085	48,398	5,590	283	90	-70	236	248	12.2	3.06
GEMC026	Core	46,974	47,006	5,606	246	90	-70	165	203	38.1	2.12
GEMC027	Core	47,641	46,306	5,590	177	90	-65	108	128	19.8	2.08
GEMC028	Core	47,952	47,001	5,582	167	90	-50	107	130	22.9	4.80
GEMC029	Core	47,952	47,001	5,582	97	270	-45	37	87	50.3	1.15
GEMC030	Core	49,049	47,197	5,550	155		-90	30	98	67.1	2.56
GEM410	RC	48,252	47,095	5,574	259		-90	130	139	9.1	1.38
								146	175	29.0	0.59
GEM411	RC	46,996	46,591	5,610	320		-90	262	268	6.1	0.77
GEM412	RC	47,492	46,400	5,598	250		-90	200	207	7.6	1.50
GEM413	RC	47,411	46,192	5,602	280		-90				
					280			220	224	4.6	1.04
GEM414	RC	49,802	46,999	5,538	183		-90	NSV			
GEM415	RC	49,799	47,403	5,533	183		-90	NSV			
GEM416	RC	50,198	47,405	5,517	213		-90	NSV			
GEM417	RC	49,802	47,797	5,532	226		-90	168	172	4.6	0.53
GEM418	RC	49,798	48,203	5,524	213		-90	NSV			
GEM419	RC	50,190	48,205	5,515	213		-90	NSV			
GEM420	RC	50,601	49,196	5,497	244		-90	NSV			

Source: Company reports

Page 3

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

Table 1: Gemfield Drill Results continued

Drill Hole Number	Type	Easting (ft)	Northing (ft)	Elevation (ft)	Depth (m)	Azimuth	Dip	From (m)	To (m)	Intercept (m)	Gold (g/t)
GEM421	RC	51,000	49,200	5,501	128		-90			NSV	
GEM422	RC	51,002	50,390	5,478	213		-90			NSV	
GEM423	RC	51,404	50,401	5,478	183		-90	81	95	13.7	0.55
GEM424	RC	51,000	49,986	5,488	226		-90			NSV	
GEM425	RC	50,998	49,588	5,493	216		-90			NSV	
GEM426	RC	51,407	49,998	5,489	238		-90	2	11	9.1	0.95
GEM427	RC	51,402	49,604	5,500	213		-90			NSV	
GEM428	RC	50,599	50,396	5,484	201		-90			NSV	
GEM429	RC	51,811	49,600	5,514	189		-90	37	43	6.1	0.52
GEM430	RC	51,808	49,985	5,499	168		-90			NSV	
GEM431	RC	46,695	46,799	5,616	152	90	-70			NSV	
GEM432	RC	48,974	47,601	5,550	61	90	-70	12	32	19.8	0.54
GEM433	RC	48,764	47,649	5,555	67	90	-70	30	56	25.9	0.74
GEM434	RC	48,821	47,649	5,554	61	90	-70	32	58	25.9	2.73
GEM435	RC	49,007	47,652	5,549	61	90	-70	11	30	19.8	1.23
								40	53	13.7	0.51
GEM436	RC	48,976	47,703	5,550	61	90	-70	9	53	44.2	1.72
GEM437	RC	48,867	47,700	5,553	61	90	-70	26	56	30.5	1.19
GEM438	RC	48,762	47,696	5,557	61	90	-70	30	55	24.4	1.43
GEM439	RC	49,068	47,749	5,548	61	90	-70	6	21	15.2	0.67
								27	37	9.1	0.56
GEM440	RC	49,012	47,749	5,549	61	90	-70	27	38	10.7	0.53
								50	55	4.6	0.61
GEM441	RC	48,917	47,750	5,552	61	90	-70	49	59	10.7	1.53
GEM442	RC	48,970	47,799	5,550	67	90	-70	14	53	39.6	6.75
GEM443	RC	48,870	47,799	5,553	67	90	-70	26	50	24.4	1.56
GEM444	RC	48,759	48,000	5,551	61	90	-70	46	59	13.7	0.56
GEM445	RC	48,709	48,052	5,550	61	90	-70	38	46	7.6	1.45
GEM446	RC	48,877	48,150	5,546	61	90	-70	21	29	7.6	0.70
GEM447	RC	48,712	48,151	5,545	70	90	-70	49	58	9.1	1.55
GEM448	RC	48,881	48,201	5,544	61	90	-70	30	44	13.7	0.99
GEM449	RC	48,775	48,200	5,542	61	90	-70	41	59	18.3	0.88
GEM450	RC	48,896	48,250	5,541	61	90	-70	6	44	38.1	3.16
GEM451	RC	48,784	48,250	5,541	61	90	-70	34	58	24.4	2.61
GEM452	RC	48,987	48,299	5,538	61	90	-70	5	24	19.8	0.67
GEM453	RC	48,879	48,299	5,538	61	90	-70	11	40	29.0	1.63
GEM454	RC	48,774	48,300	5,541	61	90	-70	30	50	19.8	0.64
GEM462	RC	49,248	47,201	5,549	111	90	-70			NSV	
GEM463	RC	49,152	47,008	5,554	107	90	-70	73	79	6.1	0.51
GEM464	RC	48,649	46,803	5,567	91	90	-70	14	20	6.1	0.73
GEM465	RC	49,050	46,800	5,557	152	90	-70	63	108	45.7	0.71

Source: Company reports

Page 4

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

Table 1: Gemfield Drill Results continued

Drill Hole Number	Type	Easting (ft)	Northing (ft)	Elevation (ft)	Depth (m)	Azimuth	Dip	From (m)	To (m)	Intercept (m)	Gold (g/t)
GEM466	RC	48,850	46,800	5,562	134	90	-70	78	84	6.1	0.62
								104	110	6.1	0.51
GEM467	RC	49,250	46,800	5,552	152	90	-70	99	113	13.7	0.57
GEM468	RC	49,050	47,200	5,549	107	90	-70	NSV			
GEM469	RC	49,250	46,600	5,547	152	90	-70	NSV			
GEM470	RC	49,050	46,600	5,553	152	90	-70	NSV			
GEM471	RC	48,850	46,600	5,559	142	90	-70	41	46	4.6	1.04
								119	130	10.7	0.97
GEM472	RC	49,150	46,400	5,549	152	90	-70	43	66	22.9	0.88
GEM473	RC	48,950	46,400	5,557	152	90	-70	75	85	10.7	0.51
GEM474	RC	48,850	46,400	5,561	152	90	-70	76	87	10.7	0.66
								108	123	15.2	0.63
								134	142	7.6	0.65
GEM475	RC	48,650	46,400	5,568	134	90	-70	73	88	15.2	0.89
								104	108	4.6	0.82
GEM476	RC	48,650	46,600	5,561	105	90	-70	47	66	18.3	0.75
GEM477	RC	49,050	46,300	5,553	168	90	-70	46	53	7.6	0.75

NOTE: NSV means No Significant Values. True width is estimated to be between 70 to 100% of the drill intersection width. Grid coordinates in the USA are quoted in feet. However the information pertaining to the drill depth, intercepts and assays are all quoted in metric units.

Source: Company reports

Page 5

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

International Minerals Corporation

Rating	BUY	C$ Target	$11.00		IMZ-T	C$ 5.44
Risk	High	C$ Close	$5.44		Shares O/S (MM)	119.2
					Float (MM)	119.2
					Fully Diluted Shares (MM)	127.8
12-month return	102%				Basic Mkt. Capitalization ($MM)	C$ 648

All figures in US$, unless stated otherwise

EVALUATION DATA Year-end June 30	2011A	2012E	2013E	2014E
EPS before unusuals	$ 0.35	$ 0.42	$ 0.46	$ 0.92
P/E		12.8x	11.5x	5.8x
CFPS incl dividend from jv	$ 0.46	$ 0.44	$ 0.57	$ 1.10
P/CF		12.1x	9.4x	4.8x
market cap/reserve oz (Ag eq)				$ 12.26
enterprise value/reserve oz (Ag eq)				$ 10.41
market cap/resource oz (Ag eq)				$ 0.79
enterprise value/resource oz (Ag eq)				$ 0.67

ASSUMPTIONS Year-end June		2011A	2012A	2013A	2014E
Silver	US$/oz	28.93	34.05	36.94	40.75
Gold	US$/oz	1373	1723	1963	2150
Exchange	US$/C$	1.00	1.00	0.97	0.95
Dundee Modelled Reserves & Other Mineralization (MM Au eq oz)					2.1

RESERVES & RESOURCES	Tonnes 000 t	Gold g/t	000 oz	Silver g/t	000 oz
Proven and Probable Reserves					
Ecuador	2,147	8.7	604	62	4,306
Peru	1,552	1.5	73	309	15,390
Nevada	-	-	-	-	-
Total Reserves			677		19,696
Measured and Indicated Resources (including reserves)					
Ecuador	215,990	0.7	4,761	0.7	4,785
Peru	3,858	3.5	430	287	35,557
Nevada	351,506	0.6	6,419	3.4	37,953
Total Measured and Indicated Resources			11,610		78,295
Inferred Resources					
Ecuador	89,541	0.7	2,114	0.7	1,976
Peru	2,020	3.8	250	286	18,582
Nevada	38,898	0.7	892	2.4	3,013
Total Inferred Resources			3,256		23,571
TOTAL RESOURCE			14,866		101,866

PRODUCTION ESTIMATES (000 silver eq oz) Year-end June 30	2011A	2012E	2013E	2014E
Ecuador	0	0	0	0
Peru	4,440	4,136	3,923	6,847
Nevada	0	0	0	0
Sub total	4,440	4,136	3,923	6,847

TOTAL CASH COST ESTIMATES (US$/silver eq oz) Year-end June 30	2011A	2012E	2013E	2014E
Ecuador	0.00	0.00	0.00	0.00
Peru	9.42	11.71	13.81	12.04
Nevada	0.00	0.00	0.00	0.00
Wt. Ave.	9.42	11.71	13.81	12.04

NET ASSET VALUE (beginning July 1, 2012)	0% NAV (C$MM)	C$/share	5% NAV (C$MM)	C$/share
Corporate DCF	861	7.22	605	5.07
Cash and other	67	0.56	67	0.56
Exploration & unmodelled Resources	759	6.36	759	6.36
Total	1,688	14.15	1,432	12.00
Dundee DCF Target Multiple				0.8x
Share Price Target			C$	11.00

NAV Sensitivity to Long-term (post 2017) Gold Price Assumption

	Long Term Gold Price Assumption (US$/oz)				
	Long Term Silver Price Assumption (US$/oz)				
	1000	**1250**	1500	1750	2000
NAV (C$/share)	18.50	**23.50**	28.50	33.50	38.50
0% Discount Rate	8.66	**14.15**	19.45	24.20	28.65
5% Discount Rate	7.28	**12.00**	16.62	20.88	24.97
10% Discount Rate	6.36	**10.84**	14.85	18.80	22.67
15% Discount Rate	5.73	**9.72**	13.67	17.44	21.16

Year-end June 30 BALANCE SHEET	(000$) 2010A	(000$) 2011A	(000$) Q2/12
Assets			
Cash & ST Investments	29,101	86,127	95,730
Other Current Assets	6,909	9,461	6,018
Current Assets	36,010	95,588	101,748
Mineral Properties	262,657	297,625	293,089
Other non-current Assets	14,095	452	213
Total Assets	312,761	393,664	395,049
Liabilities			
Current Liabilities	5,620	41,242	41,983
Capital lease / LT Debt	36,647	-	-
Other non-current Liabilities	45,578	47,478	8,000
Total Liabilities	87,845	88,720	49,983
Capital Stock	228,521	254,609	256,655
Retained Earnings	(3,604)	50,335	88,411
Total Shareholder Equity	224,917	304,944	345,066

Year-end June 30 EARNINGS SUMMARY	2011A	2012E	2013E	2014E
Revenue				
Precious Metals	-	-	-	-
Other	5,589	7,096	8,098	6,984
Total Revenue	5,589	7,096	8,098	6,984
Gold costs	-	-	-	-
Other Costs	(15,244)	1,423	2,380	8,920
DD&A	2,046	906	-	-
Exploration	24	57	-	-
S, G&A	4,986	5,000	5,750	6,000
EBIT	13,777	(290)	(32)	(7,936)
FX Gain	(1,825)	1,033	-	-
Interest	(3,801)	(1,098)	-	(1,969)
Writedown of min. properties	(2,134)	(60)	-	-
Equity and Other Earnings	52,423	51,563	55,377	121,833
EBT	58,439	51,148	55,346	111,928
less Tax	4,500	820	-	-
Net Income (reported)	53,939	50,328	55,346	111,928
Average shares (MM)	118.2	119.2	119.3	122.1

STATEMENT OF CASH FLOWS (June 30 Year End)	2011A	2012E	2013E	(000$) 2014E
Net Income (000's$)	53,939	50,405	55,346	111,928
D, D&A	2,046	2,138	11,623	22,526
Future income taxes	4,500	-	-	-
Writedown of min. properties	2,898	60	-	-
FX Gain	2,419	(1,566)	-	-
Change in working capital	2,196	3,320	-	-
Other Operating, Equity Interest	(61,561)	2,051	(2,814)	(65,456)
Total Operating CF	6,437	56,409	64,155	68,999
Mineral Properties	(10,143)	(10,701)	(96,200)	(123,600)
Sale of Securities	14,852	-	-	-
Dividends from Joint Venture	46,000	-	-	-
Resource Properties	(21,584)	(20,793)	(15,000)	(10,000)
Other Investing	603	(6,767)	-	-
Total Investing CF	72,896	3,324	(81,200)	(113,600)
Equity financing	25,396	362	-	22,500
Debt Issue	-	-	-	52,500
Debt Repayment	-	(39,779)	-	-
Other financing, options, warrants	(33)	443	87	1,254
Total Financing CF	25,362	(38,974)	87	76,254
Foreign Exchange effect	-	-	-	-
Change in cash	104,695	20,759	(16,958)	31,653
Cash position, end of year	86,127	65,262	17,792	28,897

15.0
12.0
9.0
6.0
3.0
0.0
MM oz
20.00
16.00
12.00
8.00
4.00
0.00
US$/oz
2008A
2009A
2010A
2011A
2012E
2013E
2014E
2015E
2016E
2017E
Silver Eq (June 30 YE)
Total Cash Costs per Silver Eq Oz

1,050
700
350
0
MM oz (silver eq)
2008A
2009A
2010A
2011A
2012E
Reserves
M&I Resource (ex reserves)
Inferred Resource

9.0
6.0
3.0
0.0
Silver eq oz / share
2008A
2009A
2010A
2011A
2012E
Reserves
M&I (excl reserves)
Inferred

Source: Thomson ONE, Company reports, Dundee Capital Markets estimates

Page 6

International Minerals Corporation March 21, 2012

Disclosures & Disclaimers

This report is issued and approved for distribution in Canada by Dundee Securities Ltd., a member of the Canadian Investor Protection Fund, the Investment Industry Regulatory Organization of Canada and an investment fund manager registered with the securities commissions across Canada. Dundee Securities Ltd. is a wholly-owned subsidiary of Dundee Capital Markets Inc. Dundee Corporation is a significant shareholder of Dundee Capital Markets Inc.

Research Analyst Certification: Each Research Analyst involved in the preparation of this Research Report hereby certifies that: (1) the views and recommendations expressed herein accurately reflect his/her personal views about any and all of the securities or issuers that are the subject matter of this Research Report; and (2) his/her compensation is not and will not be directly or indirectly related to the specific recommendations or views expressed by the Research Analyst in this Research Report. The Research Analyst involved in the preparation of this Research Report does not have authority whatsoever (actual, implied or apparent) to act on behalf of any issuer mentioned in this Research Report.

U.S. Residents: Dundee Securities Inc. is a U.S. registered broker-dealer, a member of FINRA and an affiliate of Dundee Securities Ltd. Dundee Securities Inc. accepts responsibility for the contents of this Research Report, subject to the terms and limitations as set out above. U.S. residents seeking to effect a transaction in any security discussed herein should contact Dundee Securities Inc. directly. [Research reports published by Dundee Securities are intended for distribution in the United States only to Major Institutional Investors (as such term is defined in SEC 15a-6 and Section 15 of the Securities Exchange Act of 1934, as amended) and is not intended for the use of any person or entity.]

This Research Report is provided, for informational purposes only, to institutional investor and retail clients of Dundee Securities in Canada.This Research Report is not an offer to sell or the solicitation of an offer to buy any of the securities discussed herein.

The information contained in this Research Report is prepared from sources believed to be reliable but Dundee Securities Ltd. makes no representations or warranties with respect to the accuracy, correctness or completeness of such information, and they should not be relied upon as such. Past performance is not a guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance of any security mentioned in this Research Report. The price of the securities mentioned in this Research Report and the income they produce may fluctuate and/or be adversely affected by market factors or exchange rates, and investors may realize losses on investments in such securities, including the loss of investment principal. Dundee Securities Ltd. accepts no liability whatsoever for any loss arising from any use or reliance on this Research Report or the information contained herein. All estimates, opinions and recommendations expressed herein constitute judgments as of the date of this report and are subject to change without notice.

The securities discussed in this Research Report may not be suitable for all types of investors such reports do not take into account particular investment needs, objectives and financial circumstances of a particular investor. An investor should not rely solely on investment recommendations contained in this Research Report, if any, as a substitution for the exercise of their own independent judgment in making an investment decision and, prior to acting on any of contained in this Research Report, investors are advised to contact one of their investment advisers to discuss their particular circumstances.

Non-client recipients of this report should consult with an independent financial advisor prior to making any investment decision based on this report or for any necessary explanation of its contents. Dundee Securities will not treat non-client recipients of this Research Report as its clients by virtue of such persons receiving this Research Report.

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Dundee Securities Research is distributed by email, website or hard copy. Dissemination of initial reports and any subsequent reports is made simultaneously to a pre-determined list of Dundee Securities' Institutional Sales and Trading representative clients and Retail Private Client offices. The policy of Dundee Securities with respect to Research reports is available on the Internet at www.dundeecapitalmarkets.com.

The compensation of each Research Analyst/Associate involved in the preparation of this Research Report is based competitively upon several criteria, including performance assessment criteria based on quality of research. The Research Analyst compensation pool includes revenues from several sources, including sales, trading and investment banking. Research analysts do not receive compensation based upon revenues from specific investment banking transactions. Dundee Securities generally restricts any research analyst and any member of his or her household from executing trades in the securities of a company that such research analyst covers. However, the person who prepared this report may own shares of companies mentioned herein.

Certain discretionary client portfolios are managed by a the Private Client Advisory division of Dundee Securities Ltd. Additionally, Dundee Securities Ltd. and certain affiliates of Dundee Corporation are investment fund managers, advising certain investment funds through their respective registered portfolio managers and/or dealing representatives. The aforementioned portfolio managers and/or dealing representatives are segregated from Research and they may trade in securities referenced in this Research Report both as principal and on behalf of clients (including managed accounts and investment funds). Furthermore, Dundee may have had, and may in the future have, long or short

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DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

positions in the securities discussed in this Research Report and, from time to time, may have executed or may execute transactions on behalf of the issuer of such securities or Dundee's clients, including dealer-managed funds.

Should this Research Report provide web addresses of, or contain hyperlinks to, third party web sites, Dundee has not reviewed the contents of such links and takes no responsibility whatsoever for the contents of such web sites. Web addresses and/or hyperlinks are provided solely for the recipient's convenience and information, and the content of third party web sites is not in any way incorporated into this Research Report. Recipients who choose to access such web addresses or use such hyperlinks do so at their own risk.

© Dundee Securities Ltd. Any reproduction or distribution in whole or in part of this Research Report without permission is prohibited.

Note 1: All historical data including financial and operating data on the issuer(s) mentioned in this report come from publicly available documents including statutory filings of these issuer(s). Data may also be sourced from Bloomberg, Baseline, Thomson ONE.

Informal Comments are analysts' informal comments that are posted on the Dundee website. They generally pertain to newsflow and do not contain any change in analysts' opinion, estimates, rating or target price. Please refer to formal published research reports for valuation methodologies used in determining target prices for companies under coverage. Please refer to formal published research reports for company specific disclosures and analyst specific disclosures for companies under coverage.

Mineral Exploration Watchlist: Dundee Securities Ltd. has not initiated formal continuing coverage of Mineral Exploration Watchlist companies. The companies will have recommendations and risk ratings as per our regular rating system, see Explanation of Recommendations and Risk Ratings for details. Risk ratings will be either Speculative or Venture. Speculative Risk rated companies are those companies that have published National Instrument 43-101 or JORC compliant resources or reliable historic resources and/or economic evaluations (scoping, pre-feasibility or feasibility studies) for material project(s) that could reasonably form the basis of a discounted cash flow analysis. Venture Risk rated companies are those companies that are generally at an earlier stage of exploration and/or development, where no material resource estimate, historic or compliant, exists. No price targets will be set for Mineral Exploration Watchlist companies as there are limited financial metrics upon which to base a reasonable valuation. Valuation methodologies and models will not be provided for Mineral Exploration Watchlist companies. Dundee clients should consult their investment advisor as to the appropriateness of an investment in the securities mentioned.

Fertilizer Watchlist: Dundee Securities Ltd. has not initiated formal continuing coverage of Fertilizer Watchlist companies. The companies will have recommendations and risk ratings as per our regular rating system, see Explanation of Recommendations and Risk Ratings for details. Risk ratings will be either Speculative or Venture. Speculative Risk rated companies are those companies that have published National Instrument 43-101 or JORC compliant resources or reliable historic resources and/or economic evaluations (scoping, pre-feasibility or feasibility studies) for material project(s) that could reasonably form the basis of a discounted cash flow analysis. Venture Risk rated companies are those companies that are generally at an earlier stage of exploration and/or development, where no material resource estimate, historic or compliant, exists. No price targets will be set for Fertilizer Watchlist companies as there are limited financial metrics upon which to base a reasonable valuation. Valuation methodologies and models will not be provided for Fertilizer Watchlist companies. Dundee clients should consult their investment advisor as to the appropriateness of an investment in the securities mentioned.

Agribusiness Watchlist: Dundee Securities Ltd. has not initiated formal continuing coverage of Agribusiness Watchlist companies. The companies will have recommendations and risk ratings as per our regular rating system, see Explanation of Recommendations and Risk Ratings for details. Risk ratings will be either Speculative or Venture. No price targets will be set for Agribusiness Watchlist companies as there are limited financial metrics upon which to base a reasonable valuation. Valuation methodologies and models will not be provided for Agribusiness Watchlist companies. Dundee clients should consult their investment advisor as to the appropriateness of an investment in the securities mentioned.

Base Metals & Iron Ore Weekly Dashboard is a compilation of market statistics and media reports that is posted on the Dundee website. The Dashboard does not contain any change in the analyst's opinion, estimates, ratings or target prices. Please refer to formal published research reports for valuation methodologies used in determining target prices for companies under coverage. Please refer to formal published research reports for company specific disclosures and analyst specific disclosures for companies under coverage.

Presentations do not include disclosures that are specific to analysts and specific to companies under coverage. Please refer to formal published research reports for company specific disclosures and analyst specific disclosures for companies under coverage. Please refer to formal published research reports for valuation methodologies used in determining target prices for companies under coverage.

Disclosures required under Rule 3400 for sector research reports covering six or more issuers can be found on the Dundee Capital Markets website at www.dundeecapitalmarkets.com in the Research Section.

Dundee Securities Ltd. and its affiliates, in the aggregate, may beneficially own 1% or more of a class of equity securities issued by company(ies) discussed in this report.

A Research Analyst/Associate involved in the preparation of this report has visited certain material operations of the following issuer(s): International Minerals Corp. - Paul Burchell visited International Minerals' Rio Blanco and Gaby projects. Paul Burchell also visited the Goldfield and Converse projects prior to the company owning the property. A

Page 8

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

former associate visited the company's Pallancata Mine and Inmaculada project, both in Peru. Paul Burchell visited the Nevada projects, details are discussed in note published November 30, 2011.

The Research Analyst/Associate and/or Dundee Securities Ltd. has been partially reimbursed for expenses by the following issuer(s) for travel to material operations of the issuer(s): International Minerals Corp.

Explanation of Recommendations and Risk Ratings

Valuation methodologies used in determining the 12-month target price(s) for the issuer(s) mentioned in this report are contained in current and/or prior research. Target Price N/A: a target price is not available if the analyst deems there are limited financial metrics upon which to base a reasonable valuation.

BUY: Total returns expected to be materially better than the overall market with higher return expectations needed for more risky securities. NEUTRAL: Total returns expected to be in line with the overall market. SELL: Total returns expected to be materially lower than the overall market. TENDER: The analyst recommends tendering shares to a formal tender offer. UNDER REVIEW: The analyst will place the rating and/or target price Under Review when there is a significant material event with further information pending; and/or when the analyst determines it is necessary to await adequate information that could potentially lead to a re-evaluation of the rating, target price or forecast.

*Risk Ratings: risk assessment is defined as Medium, High, Speculative or Venture. Medium: securities with reasonable liquidity and volatility similar to the market. High: securities with poor liquidity or high volatility. Speculative: where the company's business and/or financial risk is high and is difficult to value. Venture: an early stage company where the business and/or financial risk is high, and there are limited financial metrics upon which to base a reasonable valuation.

Investors should not deem the risk ratings to be a comprehensive account of all of the risks of a security. Investors are directed to read Dundee Securities Ltd. Research reports that contain a discussion of risks which is not meant to be a comprehensive account of all the risks. Investors are directed to read issuer filings which contain a discussion of risk factors specific to the company's business.

Medium and High Risk Ratings Methodology: Medium and High risk ratings are derived using a predetermined methodology based on liquidity and volatility. Analysts will have the discretion to raise but not lower the risk rating if it is deemed a higher risk rating is warranted. Risk in relation to forecasted price volatility is only one method of assessing the risk of a security and actual risk ratings could differ.

Securities with poor liquidity or high volatility are considered to be High risk. Liquidity and volatility are measured using the following methodology: a) Price Test: All securities with a price <= $3.00 per share are considered high risk for the purpose of this test. b) Liquidity Test: This is a two-tiered calculation that looks at the market capitalization and trading volumes of a company. Smaller capitalization stocks (<$300MM) are assumed to have less liquidity, and are, therefore, more subject to price volatility. In order to avoid discriminating against smaller cap equities that have higher trading volumes, the risk rating will consider 12 month average trading volumes and if a company has traded >70% of its total shares outstanding it will be considered a liquid stock for the purpose of this test. c) Volatility Test: In this two step process, a stock's volatility and beta are compared against the diversified equity benchmark. Canadian equities are compared against the TSX while U.S. equities are compared against the S&P 500. Generally, if the volatility of a stock is 20% greater than its benchmark and the beta of the stock is higher than its sector beta, then the security will be considered a high risk security. Otherwise, the security will be deemed to be a medium risk security. Periodically, the equity risk ratings will be compared to downside risk metrics such as Value at Risk and Semi-Variance and appropriate adjustments may be made. All models used for assessing risk incorporate some element of subjectivity.

SECURITY ABBREVIATIONS: NVS (non-voting shares); RVS (restricted voting shares); RS (restricted shares); SVS (subordinate voting shares).

Ideas of Interest

Dundee Securities Ltd. from time to time publishes reports on securities for which it does not and may not choose to provide continuous research coverage. Such reports are published as Ideas of Interest.

Dundee Securities Equity Research Ratings

99%
88%
77%
66%
55%
44%
33%
22%
11%
0%
85%
51%
13%
16%
2%
67%
Buy
Neutral
Sell
% of companies covered by Dundee Securities Ltd. in each rating category
% of companies within each rating category for which Dundee Securities Ltd. has provided investment banking services for a fee in the past 12 months.

Page 9

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

International Minerals Corporation March 21, 2012

As at December 31, 2011

Source: Dundee Securities Ltd.

Page 10

DUNDEE CAPITAL MARKETS
Dundee Securities Ltd.

INTERNATIONAL MINERALS CORP. INITIATING COVERAGE

(IMZ-T; $4.58)

ERIC WINMILL | 416.987.5598 | ewinmill@northlandcp.com
BILL MANTZOUTSOS | 416.987.7630 | bmantzoutsos@northlandcp.com

NCP NORTHLAND CAPITAL PARTNERS INC.

GROWTH AND DEVELOPMENT FLEXIBILITY PROVIDE A "GOLDEN" OPPORTUNITY

INVESTMENT THESIS International Minerals Corp. (IMZ) is a precious metals mining and development company with 6 primary projects in Peru, Nevada and Ecuador. IMZ has an impressive growth profile designed to take annual attributable production to over 150K gold equivalent ounces within 3 years. This growth is to come from the Pallancata and Inmaculada projects in Peru (both owned 40% by IMZ and operated by Hochschild Mining) and from the 100%-owned multi-million oz Goldfield and Converse projects in Nevada. Importantly IMZ has financing and development flexibility with respect to these projects, something that has become increasingly important in the context of the current marketplace.

FINANCIAL REVIEW IMZ's producing Pallancata Ag-Au mine provides a stable cash flow base that can be used to develop other portfolio projects, particularly in Nevada. We forecast undiscounted operating cash flow of over ~US$339M to be generated during the next five years as new projects come on-line. We contend the planned growth can be financed primarily through debt financing with no additional dilution to shareholders. Using our long-term gold price assumption of US$1,500/oz and US$25/oz for silver, we estimate a NAV of $1.07B, or $8.76/shr. We note that IMZ has significant leverage to gold and silver prices. At US$1,600 gold and US$28/oz silver, NAV would increase to $1.3B or $10.47/shr.

CATALYSTS IMZ has a number of upcoming milestones that we believe will help to drive the re-rating process, notably: 1) Feasibility study for the Goldfield project in Nevada due mid-C2012, 2) Ongoing project work and drill results at the Goldfield and Converse projects, 3) Production start-up at the Inmaculada project in Peru (expected late C2013), 4) Feasibility study for the Converse project in Nevada (due end of C2013), and 5) Clarity on Ecuador project permitting or a strategic transaction (expected later this year).

VALUATION We are initiating coverage with a Sector Outperform rating and a $6.75 price target, offering a 47% target return in our base case. With total reserves and resources of over 16.6M oz Au eqv, IMZ trades at a significant discount to the peer group on an EV/oz basis at $32/oz vs. peers at $146/oz. Even excluding the Ecuador projects (~7M oz), the EV/oz is well below peers at $56/oz. As IMZ delivers on planned milestones, we see a re-rating of IMZ shares unfolding that stands to drive the shares higher and help close the valuation gap with peers.

SCENARIO ANALYSIS ***Our Base Case price target of $6.75 is based on a weighted average of 0.77x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. Our Upside Case price target of $7.80 is based on a weighted average multiple of 0.82x our $NAV_{5\%}$ estimate. In this scenario we assume IMZ reaches 1.5M oz Au at the Goldfield project (vs. 1.2M oz current), we ascribe a 0.7x multiple to the Converse project (vs. 0.5x base case) and a higher value to the Ecuador projects. Our Downside Case price target of $4.95 is based on a weighted average multiple of 0.7x our $NAV_{5\%}$ estimate. In this scenario we adopt a highly conservative view on valuation by removing the value for Ecuador and early exploration projects, removing the value for the Goldfield Main resource and deferring the assumed start date at Converse by ~2 years (with a multiple of 0.3x vs. 0.5x in the Base Case).***

FORECASTS

RATING (12-MTH)	Sector Outperform
PRICE TARGET	$6.75 (47%)
RISK	High
MKT. SENTIMENT	Divided
CURRENT PRICE	$4.58
MARKET CAP (C$M)	542.6
SHARES O/S (M)	118.5
NET CASH ($M)	104.0
EV ($M)	438.7

VALUATIONS

	Current	**Target**
Share Price	$4.58	$6.75
NAV/Share	$8.76	$8.76
P/NAV	0.52x	0.77x
	2012E	**2013E**
Current P/CFPS	13.6x	9.2x
Target P/CFPS	18.9x	20.0x

INTERNATIONAL MINERALS

JUNE 14, 2012

This report was prepared by an analyst employed by a Canadian affiliate, NCP Northland Capital Partners Inc., who is not registered as a research analyst under FINRA rules. See the last two pages for disclosure and share classification information.

All figures in C$ unless otherwise noted.
Please see disclosures at the end of this report

MINING | PRECIOUS METALS | ERIC WINMILL NORTHLANDCP.COM

IMZ-T

PRICE TARGET (PT)	$6.75	PRICE:	$4.58	NET CASH ($M)	104.0	Thursday, June 14, 2012
RATING	Sector Outperform (S/O)	MARKET CAP ($M)	542.6	SHARES (M)	118.5	

PRICE TARGET SCENARIOS

TARGET SCENARIO ($6.75, +47%)

Our Base Case Price Target of $6.75 is based on a weighted average multiple of 0.77x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation of IMZ's 6 primary projects.

UPSIDE DRIVERS ($7.80, +70%)

Our Upside Case Price Target of $7.80 is based on a weighted average multiple of 0.82x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. In this scenario we assume that IMZ reaches 1.5M oz Au at the Goldfield project across all deposits (vs. 1.2M oz current), we ascribe a higher multiple to the Converse project of 0.7x (vs. 0.5x base case) and we ascribe a value of US$20/oz and US$10/oz to Ecuador reserves and resources (vs. US$15/oz and US$7.50/oz base case).

DOWNSIDE PERIL ($4.95, +8%)

Our Downside Case Price Target of $4.95 is based on a weighted average multiple of 0.7x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. In this scenario we adopt a highly conservative view by removing value for the Ecuador and early exploration projects, removing value for the Goldfield Main resources, and deferring the start date at the Converse project by ~two years (with a lower multiple of 0.3x applied vs. 0.5x in the Base Case).

Volume (M)
200-Day MA
50-Day MA
Price (C$)
7.80 (+70%)
6.75 (+47%)
4.95 (+8%)
$4.58
1
2
3
4

KEY EVENTS	
1	Converse PEA study announced
2	Inmaculada feasibility study announced
3	Pallancata Reserve Update
4	Sale of Ruby Hill Royalty announced and FQ312 results

COMPANY OVERVIEW

International Minerals is a precious metals mining and development company with six primary projects in Peru, Nevada and Ecuador. The company has an impressive growth profile designed to take attributable annual production to over 150K gold equivalent ounces within three years. IMZ also has a solid partnership in place with Hochschild Mining in Peru. IMZ shares trade in Toronto and in Switzerland.

Catalysts
> Feasibility study for the Goldfield Project (Nevada) - mid C2012
> In-fill and step-out drill results - Goldfield, Converse - ongoing

VALUATION ANALYSIS				
($M, except per share values)	NAV (US$M)	NAV/Share	Multiple	Price Target
Pallancata - NAV5%	$199	$1.64	1.0x	$1.64
Inmaculada - NAV5%	$199	$1.64	0.8x	$1.31
Converse - NAV5%	$285	$2.35	0.5x	$1.17
Goldfield - NAV5% + EV/oz	$210	$1.73	0.7x	$1.21
Ecuador properties	$90	$0.74	1.0x	$0.74
Other properties, investments	$15	$0.12	1.0x	$0.12
Valuation	**$1,065**	**$8.76**	**0.8x**	**$6.74**

RISK PROFILE	
Forecast Risk	High
Financial Risk	High
Geopolitical Risk	Low
Valuation Risk	Moderate

CONSENSUS REVIEW							Revenue (US$M)		EBITDA (US$M) - adj		CFPS (US$)	
Rating	Current	3mth Chg	Target	Current	3mth Chg		2012E	2013E	2012E	2013E	2012E	2013E
SO/Buy	3		High	$10.28		NCP	$4.42	-	$48.05	$36.02	$0.41	$0.34
SP/Hold	3		Low	$4.75		Cons.	N/A	N/A	$42.75	N/A	$0.33	$0.26
SU/Sell	-		Median	$7.23								

COMPARABLES											
Company	Ticker	Price ($)	Avg Tgt ($)	Mkt Cap ($M)	%Chg Price (mth)	P/CF 2012E	P/CF 2013E	EV/EBITDA 2012E	EV/EBITDA 2013E	EV/oz M&I	EV/oz R&R - all
Jaguar Mining	JAG-T	1.38	1.39	116.5	-12.4%	4.1x	2.5x	5.7x	3.5x	49.9	39.3
Lake Shore Gold	SLG-T	1.14	2.28	467.7	29.5%	10.5x	4.4x	8.8x	3.5x	137.6	65.7
Aurizon Mines	ARZ-T	5.13	6.89	842.8	10.0%	8.4x	8.0x	5.1x	4.8x	115.9	92.1
Timmins Gold	TMM-T	1.79	3.14	253.9	-15.5%	4.3x	3.2x	3.1x	2.3x	161.6	87.1
Kirkland Lake Gold	KGI-T	12.80	20.25	897.9	11.4%	7.8x	4.6x	7.4x	3.8x	526.4	325.9
B2Gold Corp	BTO-T	3.51	5.03	1,356.0	11.0%	10.8x	8.5x	8.8x	5.9x	447.3	278.0
Atna Resources	ATN-T	1.02	2.57	124.0	6.4%	4.4x	1.9x	4.5x	1.8x	36.0	25.0
				Average	**5.8%**	**7.2x**	**4.7x**	**6.2x**	**3.7x**	**210.6**	**130.4**
International Minerals	**IMZ-T**	**4.58**	**$7.23**	**542.6**	**-1.5%**	**13.6x**	**9.2x**	**12.2x**	**9.5x**	**40.3**	**31.3**

Note: Comparable estimates are consensus estimates; Source: Thomson ONE, Company reports; IMZ estimates are from NCP Northland

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TABLE OF CONTENTS

INVESTMENT THESIS AND HIGHLIGHTS 4
HIGHLIGHTS 5
VALUATION 6
SCENARIO ANALYSIS 6
UPSIDE CASE 7
DOWNSIDE CASE 7
SENSITIVITY ANALYSIS 8
COMPARABLES ANALYSIS 9
A "CONVERSE"-ATION ABOUT CONVERSE 10
FINANCIAL REVIEW 12
MINE PRODUCTION 12
FORECASTS 13
FINANCIAL POSITION 13
DEVELOPMENT CAPEX 13
SUSTAINING CAPITAL AND OTHER EXPENDITURES 14
FUTURE FUNDING REQUIREMENTS 14
STRATEGIC REVIEW 15
OPPORTUNITIES 15
RISKS 16
APPENDIX A: ASSET DESCRIPTIONS 17
PALLANCATA MINE, PERU — 40% INTEREST 17
INMACULADA PROJECT, PERU — 40% INTEREST 20
GOLDFIELD PROJECT, NEVADA — 100% INTEREST 23
CONVERSE PROJECT, NEVADA — 100% INTEREST 26
RIO BLANCO AND GABY PROJECTS, ECUADOR 30
OTHER PROJECTS 31
TIMELINE 31
MANAGEMENT 32
DIRECTORS 32

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INVESTMENT THESIS AND HIGHLIGHTS

INITIATING WITH SECTOR OUTPERFORM, $6.75 PRICE TARGET| We are initiating coverage of International Minerals Corp. (IMZ) with a price target of $6.75, which translates into a Sector Outperform rating implying a base case return of 47% to the current share price. IMZ is a precious metals mining and development company with six primary projects in Peru, Nevada and Ecuador.

Multi-million oz Au projects in Nevada

STRONG GROWTH PROFILE| IMZ has an impressive growth profile designed to take attributable annual production to over 150K gold equivalent ounces within 3 years. This is to be accomplished through 2 new projects coming on-stream, Inmaculada in Peru (targeted for late C2013 start-up), and Goldfield in Nevada (targeted for mid C2015 production, pending positive technical studies and permitting). Longer-term, the Converse project in Nevada, hosting a resource of 5M oz Au, could be brought into production with planned annual production of ~160K oz Au and ~640K oz Ag.

FINANCING AND DEVELOPMENT FLEXIBILITY| Importantly IMZ has financing and development flexibility with respect to near-term development projects, something that many other gold peers cannot claim and which has become increasingly important with the recent volatility in equity markets. Staged-development, selling of non-core assets, debt or project financings, or royalty sales are a few of the options available to IMZ for future project development in order to minimize dilution.

LEVERAGE TO SILVER AND GOLD PRICES| IMZ shares demonstrate significant leverage to gold and silver prices. Using our long-term gold price assumption of US$1,500/oz and US$25/oz for silver, our corporate NAV estimate is $1.07B with undiscounted operating cash flow of over ~US$339M forecasted to be generated during the next 5 years. At US$1,600/oz and US$28/oz silver, our NAV estimate jumps to $1.3B and undiscounted cash flow of over US$385M would be generated in the next 5 years.

COMPELLING EV/OZ VALUATION| With total reserves and resources of over 16.6M oz Au eqv, IMZ trades at a significant discount to the peer group on an EV/oz basis at $32/oz vs. peers at $146/oz. Even excluding the Ecuador projects (~7M oz) where political risk is considered to be high, EV/oz is $56/oz. As IMZ delivers on planned milestones outlined below, we see a re-rating of IMZ shares unfolding that stands to drive the shares higher and help close the valuation gap with peers.

CATALYSTS| Upcoming catalysts are summarized below:

- Feasibility study for the Goldfield project in Nevada (mid-C2012);
- Ongoing project work and drill results at the Goldfield and Converse projects;
- Inmaculada project start-up (late C2013);
- Converse feasibility study (late C2013), and;
- Resolution on Ecuador project permitting or strategic transaction (expected later in C2012).

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HIGHLIGHTS

Our Base Case target of $6.75/shr offers a 47% return

FOCUSED IN THE AMERICAS| IMZ's producing and near-term producing projects are located in Peru, historically a mining-friendly jurisdiction with a long history of mining. In addition, much of the future growth for IMZ is in Nevada, currently home to IMZ's multi-million ounce Goldfield and Converse gold projects. Both of these projects have excellent access to infrastructure. The state of Nevada is generally considered to be a mining-friendly area with low geopolitical risk.

DIVERSIFIED PROJECT PORTFOLIO| IMZ offers investors exposure to a portfolio of gold and silver projects in varying stages of development. This not only provides a steady pipeline of growth opportunities for IMZ but also helps to minimize risk associated with any one project. Notable too is that the Pallancata mine (40%-owned by IMZ) is the sixth largest primary silver mine in the world based on C2011 production.

STRONG PARTNER IN HOCHSCHILD| IMZ has a solid partnership in place with Hochschild Mining plc in Peru for development and operation of the producing Pallancata Ag-Au mine and the development-stage Inmaculada project. Hochschild, founded in 1911, is a Peru-centric mining company with a long and successful history of underground mining experience. Hochschild currently operates five projects in Peru, Argentina and Mexico. Shares of Hochschild trade in London and the company has a current market cap of ~£1.5B (~US$2.4B). Hochschild's cash balance at last reported quarter-end stood at ~US$628M.

GOOD TRACK RECORD OF CREATING VALUE| The management team at IMZ has a good track record of creating value through a disciplined approach to acquisitions and timely strategic transactions. By way of example, the Pallancata project was acquired for an original investment of under $10M and to date has returned ~$110M in dividend payments. Similarly, the Inmaculada project was acquired through IMZ's ~$65M Ventura Gold acquisition and in October 2010, IMZ sold an interest in the project to Hochschild for $35M in cash and shares (i.e. a $15M upfront payment plus a $20M private placement) in addition to other consideration received including a commitment to fund the first $100M of capex. The latest transaction is the Ruby Hill Royalty sale. This royalty was acquired as part of the $60M Metallic Ventures Gold purchase which comprised the Ruby Hill Royalty and the Goldfield and Converse projects. Together with royalty payments received to date, Ruby Hill returned ~$48M in total proceeds to IMZ.

STRONG TECHNICAL TEAM| The management team at IMZ, led by CEO Stephen Kay, has extensive mining and technical experience spanning a combined total of over 100 years. The management team has a track record of accretive transactions through prudent capital management and strategic timing. We believe this team is well-positioned to capitalize on current portfolio opportunities in a similar manner as has been done in the past.

FINANCIAL SUMMARY

Shares O/S (M) basic	118.5	52-week Range	$4.01 - $7.90
Market Cap. ($M)	$542.6	Avg. Weekly Vol. (M)	0.31
Market Float (%)	98.5%	Fiscal Year End	30-Jun
Net Cash (US$M)	$104.0	Book Value/Share	$2.91
Shares O/S (M) f.d.	121.6	Enterprise Value (US$M)	$438.68

Forecasts (June Y/E)	2011A	2012E	2013E	2014E
EBITDA ($M) - adj	$44.51	$48.05	$36.02	$45.95
EPS - adj	$0.46	$0.37	$0.29	$0.38
CFPS	$0.30	$0.41	$0.34	$0.50
Current P/E	10.0x	12.4x	15.7x	12.1x
Current P/CFPS	15.1x	11.1x	13.6x	9.2x
Current EV/EBITDA	9.9x	9.1x	12.2x	9.5x
	2011A	**2012E**	**2013E**	**2014E**
Gold Price ($/oz)	$1,570	$1,676	$1,582	$1,500
Silver Price ($/oz)	$35	$32	$29	$25
Silver Production M (oz) - attrib	3.78	3.38	3.23	4.00
Gold Production (oz) - attrib	13,807	12,081	12,686	42,590

Note: All data sourced from Company reports, Thomson One, NCP

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VALUATION

We estimate IMZ's net asset value (NAV) at ~US$1.07B, or US$8.76/shr. FD. Our NAV estimate is derived from a discounted cash flow (DCF) analysis using a 5% discount rate and long-term prices of US$1,500/oz for gold and US$25/oz for silver. Our $6.75 target price is based on a weighted average multiple of 0.77x our $NAV_{5\%}$ estimate and offers a target return of 47% to the current share price. We have used a multiple to NAV to derive our target price as we believe this valuation methodology best captures the forecast cash flow profile of IMZ given the future planned growth. Our NAV estimate summary is presented in Exhibit 1 below.

EXHIBIT 1: NAV SUMMARY TABLE — BASE CASE

Item (Attributable basis)	Base Case US$M	Per share	Multiple	Target C$
Pallancata - $NAV_{5\%}$	$199.44	$1.640	1.0x	$1.640
Inmaculada - $NAV_{5\%}$	$199.09	$1.637	0.8x	$1.309
Converse - $NAV_{5\%}$	$285.35	$2.346	0.5x	$1.173
Goldfield - $NAV_{5\%}$ + EV/oz	$210.14	$1.728	0.7x	$1.209
Ecuador properties	$90.13	$0.741	1.0x	$0.741
Other properties, investments	$15.00	$0.123	1.0x	$0.123
Corporate Adjustments (Net cash, G&A, warrants)	$66.03	$0.543	1.0x	$0.543
Total	**$1,065.17**	**$8.757**	**0.77x**	**$6.739**
Price target per share (rounded)				**$6.75**
Shares Outstanding (M) fully diluted				**121.63**

SOURCE: NCP estimates

Our Base Case price target applies higher P/NAV multiples to producing and near-producing assets (i.e. 1.0x for Pallancata and 0.8x for Inmaculada). For assets that are longer-term to production we use a lower P/NAV multiple (i.e. 0.7x for Goldfield and 0.5x for Converse) given the potential for delays owing to permitting, technical and operating issues. Our NAV estimate also includes a component of EV/oz valuation for Ecuador properties (Rio Blanco and Gaby) and for Goldfield Main, given the many unknown parameters relating to these assets. For the Ecuador properties, we have used a discounted EV/oz valuation of US$15/oz and US$8/oz for the gold-equivalent reserves and resources to account for what we perceive to be a high degree of political risk. For Goldfield Main, we have used an EV/oz valuation of US$100/oz and US$50/oz given the longer time to production and the need for additional technical studies to confirm the economics of this zone. We have not assumed any equity financing in our Base Case assumption but expect that the projects can be funded through debt and/or project financing alone as we outline in the Financing Assumptions section below.

SCENARIO ANALYSIS

With this report we also present two alternative scenarios to consider outcomes other than our Base Case scenario. These are outlined as the Upside and Downside Cases below.

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UPSIDE CASE

Our Upside Case target of $7.80/shr offers a 70% return

In our Upside Case, we assume some additional exploration success at the Goldfield project where IMZ reaches 1.5M oz Au of total resources across all deposits (vs. 1.2M oz current). We also ascribe a higher multiple to the Converse project of 0.7x (vs. 0.5x base case) to explore the potential valuation impact as the project is de-risked through additional technical and project work. For the Ecuador projects, we ascribe a valuation range of US$20/oz and US$10/oz to reserves and resources (vs. US$15/oz and US$8/oz in the base case) to evaluate a more bullish gold M&A market or more favourable royalty/tax terms from the Ecuador government. The net effect of our Upside Case assumptions results in a Net Asset Value of US$1.16B (US$9.50/shr) and a price target of $7.80. Our Upside Case target is based on a weighted average multiple of 0.82x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. Our Upside Case NAV Summary is presented in Exhibit 2 below.

EXHIBIT 2: NAV SUMMARY — UPSIDE CASE

Item (Attributable basis)	Upside Case US$M	Per share	Multiple	Target C$
Pallancata - $NAV_{5\%}$	$199.44	$1.637	1.0x	$1.637
Inmaculada - $NAV_{5\%}$	$198.98	$1.633	0.8x	$1.306
Converse - $NAV_{5\%}$	$284.50	$2.335	0.7x	$1.634
Goldfield - $NAV_{5\%}$ + EV/oz	$264.32	$2.169	0.7x	$1.518
Ecuador properties	$120.47	$0.989	1.0x	$0.989
Other properties, investments	$15.00	$0.123	1.0x	$0.123
Corporate Adjustments (Net cash, G&A, warrants)	$75.14	$0.617	1.0x	$0.617
Total	**$1,157.86**	**$9.501**	**0.82x**	**$7.824**
Price target per share (rounded)				**$7.80**
Shares Outstanding (M) fully diluted				**121.86**

SOURCE: NCP estimates

DOWNSIDE CASE

Our downside case target of $4.95/shr offers an 8% return

In our Downside Case scenario we have adopted a highly-conservative approach to IMZ's project portfolio. In this scenario we have removed our value for the Ecuador projects, we have removed the value for the Goldfield Main resource in the unlikely event that this zone is not developed, we have deferred the start date on the Converse project by approximately 2 years (and applied a lower P/NAV multiple to Converse of 0.3x vs. 0.5x in our Base Case) and we have removed our value ascribed to IMZ's early-stage exploration projects/investments. Notable is that deferring the Converse start date reduces the external debt financing requirement for the project to US$50M (from US$273M in our Base Case) as this allows the other producing operations to generate more funds in the interim. The net effect of our Downside Case assumptions results in a Net Asset Value of US$854M (US$7.16/shr) and a price target of $4.95. Our Downside Case target is based on a weighted average multiple of 0.7x our $NAV_{5\%}$ estimate using a sum-of-the parts valuation. Our Downside Case NAV Summary is presented in Exhibit 3 below.

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EXHIBIT 3: NAV SUMMARY — DOWNSIDE CASE

Item (Attributable basis)	Downside US$M	Per share	Multiple	Target C$
Pallancata - $NAV_{5\%}$	$199.44	$1.671	1.0x	$1.671
Inmaculada - $NAV_{5\%}$	$198.98	$1.667	0.8x	$1.333
Converse - $NAV_{5\%}$	$251.83	$2.110	0.3x	$0.633
Goldfield - $NAV_{5\%}$	$150.04	$1.257	0.7x	$0.880
Ecuador properties	$0.00	$0.000	1.0x	$0.000
Other properties, investments	$0.00	$0.000	1.0x	$0.000
Corporate Adjustments (Net cash, G&A, warrants)	$54.64	$0.458	1.0x	$0.458
Total	**$854.94**	**$7.162**	**0.69x**	**$4.975**
Price target per share (rounded)				**$4.95**
Shares Outstanding (M) fully diluted				**119.38**

Source: NCP estimates

SENSITIVITY ANALYSIS

Significant leverage to gold and silver prices.

The project demonstrates significant leverage to both gold and silver prices as shown in Exhibit 4. For example, increasing our long-term gold and silver price assumptions to US$1,600/oz and US$28/oz (from US$1,500/oz and US$25/oz in the base case) increases the NAV to ~US$1.27B from ~$1.06B. In this instance our price target would increase to $7.91/shr from $6.75/shr, a ~17% increase. Similarly cash flows will benefit from a higher long-term gold price. As shown in Exhibit 5, our 2013 CFPS estimate increases to US$0.37 from US$0.34 with the move to US$1,600/oz long term gold and US$28/oz silver price.

EXHIBIT 4: NAV SENSITIVITY TO GOLD AND SILVER PRICES

$NAV_{5\%}$ Sensitivity Analysis (US$M)

LT Ag Price (US$/oz) \ LT Au Price (US$/oz)	1,000	1,200	1,400	1,500	1,600	1,800	2,000
18.00	163	480	774	920	1,067	1,360	1,653
20.00	206	521	815	962	1,108	1,402	1,694
22.00	250	563	856	1,003	1,150	1,443	1,736
25.00	315	625	918	1,065	1,212	1,505	1,798
28.00	379	687	980	1,127	1,274	1,567	1,860
30.00	423	728	1,022	1,169	1,315	1,608	1,901
35.00	530	832	1,125	1,272	1,419	1,712	2,004
40.00	637	935	1,229	1,375	1,522	1,815	2,108

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EXHIBIT 4: NAV SENSITIVITY TO GOLD AND SILVER PRICES (CONT'D.)

Price Target ($/shr)

LT Ag Price (US$/oz)	LT Au Price (US$/oz) 1,000	1,200	1,400	1,500	1,600	1,800	2,000
18.00	2.01	3.56	5.02	5.74	6.47	7.92	9.37
20.00	2.30	3.85	5.30	6.03	6.76	8.21	9.66
22.00	2.60	4.14	5.59	6.32	7.04	8.50	9.95
25.00	3.04	4.57	6.02	6.75	7.48	8.93	10.38
28.00	3.48	5.00	6.45	7.18	7.91	9.36	10.81
30.00	3.78	5.28	6.74	7.47	8.19	9.65	11.10
35.00	4.51	6.00	7.46	8.18	8.91	10.36	11.81
40.00	5.25	6.72	8.18	8.90	9.63	11.08	12.53

SOURCE: NCP estimates

EXHIBIT 5: F2013 CASH FLOW SENSITIVITY (PER SHARE) TO AU AND AG PRICES

F2013 CF (US$ per share)

LT Ag Price (US$/oz)	LT Gold Price (US$/oz) 1,000	1,200	1,400	1,500	1,600	1,800	2,000
18.00	0.255	0.263	0.271	0.274	0.278	0.286	0.294
20.00	0.274	0.282	0.289	0.293	0.297	0.305	0.313
22.00	0.293	0.300	0.308	0.312	0.316	0.324	0.332
25.00	0.321	0.329	0.336	0.340	0.344	0.352	0.360
28.00	0.349	0.357	0.365	0.369	0.372	0.380	0.388
30.00	0.368	0.376	0.384	0.387	0.391	0.399	0.407
35.00	0.415	0.423	0.431	0.434	0.438	0.446	0.454
40.00	0.462	0.470	0.478	0.482	0.485	0.493	0.501

SOURCE: NCP estimates

COMPARABLES ANALYSIS

When selecting comparable companies for evaluation, we have narrowed our focus to include predominantly precious metal mining companies located in the Americas producing up to 250,000 ounces of gold per year. It is difficult to find direct comparables to IMZ given that it has both underground and open pit operations in varying stages of development in different mining jurisdictions. However, the comparable companies in Exhibits 6 and 7 exhibit many similarities and they are generally familiar names in the gold sector. On a project basis, we believe that Timmins Gold's (TMM-T, Not Rated) San Francisco mine is a reasonable proxy for IMZ's Converse project.

IMZ ranks well below peers on an EV/oz basis

We have employed 2 primary metrics for comparison: 1) Enterprise Value/ounce for Reserves and Resources and 2) Price/Cash Flow. Regarding the EV/oz comparison, for IMZ we have presented both the valuation on a total company basis (all projects) and an ex-Ecuador basis (using gold equivalent ounces with a 60:1 Au:Ag ratio or NCP long-term Au price of US$1,500/oz and US$25/oz for silver). IMZ ranks far below the peer average on an EV/oz basis at $31/oz (all projects) vs. the group average at $127/oz. Excluding Ecuador projects, IMZ still trades at a large discount to the peer group at $54/oz. The EV/oz comparison is shown in Exhibit 6.

On a P/CF basis, IMZ ranks above the peer group at 13.6x F2012 and 9.2x F2013 cash flow (NCP estimates) vs. peers at 7.0x and 4.6x, respectively. (Note with IMZ's June 30 year-end we have used IMZ's

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next fiscal year for comparison purposes). We believe that P/CF is not an entirely representative metric in this instance given that much of IMZ's future growth comes on-line in the F2014 period and beyond, particularly the multi-million ounce Goldfield and Converse projects. The P/CF comparison is shown in Exhibit 7 below.

EXHIBIT 6: COMPARABLE EV/OZ MULTIPLES

Company	Ticker	Price ($)	MC ($M)	EV ($M)	M&I (000 oz)*	Total R&R (000s oz)	EV/oz (M&I)	EV/oz (Total)
Jaguar Mining Inc.	JAG-T	1.32	111	321	6,539.7	8,287.6	49.1	38.7
Lake Shore Gold	LSG-T	1.07	439	435	3,366.5	7,055.5	129.1	61.6
Aurizon Mines	ARZ-T	5.06	831	632	5,553.5	6,988.5	113.8	90.4
Timmins Gold	TMM-T	1.79	254	255	1,577.9	2,926.3	161.6	87.1
Kirkland Lake Gold Inc.	KGI-T	12.50	877	839	1,634.6	2,640.5	513.5	317.9
B2Gold Corp	BTO-T	3.44	1,329	1,236	2,823.0	4,542.3	437.7	272.0
Atna Resources	ATN-T	0.97	118	135	3,932.8	5,653.6	34.4	23.9
Average							**205.6**	**127.4**
Int'l Minerals Corp. (Excl. Ecuador - GEO)	***IMZ-T***	***4.58***	***566***	***522***	***8,090***	***9,698***	***64.6***	***53.9***
Int'l Minerals Corp. (All Projects - GEO)	***IMZ-T***	***4.58***	***566***	***522***	***12,951.1***	***16,679.6***	***40.3***	***31.3***

* M&I Resources include P&P Reserves

SOURCE: Thomson One, Company reports

EXHIBIT 7: COMPARABLE EV/EBITDA, P/E AND P/CFPS MULTIPLES

		EV/EBITDA		P/E		P/CFPS	
Company	Ticker	2012E	2013E	2012E	2013E	2012E	2013E
Jaguar Mining Inc.	JAG-T	5.6x	3.5x	NM	13.2x	3.9x	2.4x
Lake Shore Gold	LSG-T	8.3x	3.2x	41.2x	7.5x	9.8x	4.1x
Aurizon Mines	ARZ-T	5.0x	4.7x	14.5x	13.5x	8.3x	7.9x
Timmins Gold	TMM-T	3.1x	2.3x	7.5x	4.5x	4.3x	3.2x
Kirkland Lake Gold Inc.	KGI-T	7.3x	3.7x	9.8x	5.7x	7.6x	4.5x
B2Gold Corp	BTO-T	8.6x	5.8x	16.2x	11.1x	10.6x	8.3x
Atna Resources [1]	ATN-T	4.3x	1.7x	9.9x	3.2x	4.2x	1.8x
Average		**6.0x**	**3.6x**	**16.5x**	**8.4x**	**7.0x**	**4.6x**
International Minerals Corp. [1,2]	***IMZ-T***	***12.2x***	***9.5x***	***15.7x***	***12.1x***	***13.6x***	***9.2x***

1 NCP estimates

2 Next FY figures used for comparison purposes

SOURCE: Thomson One, NCP estimates

A "CONVERSE"-ATION ABOUT CONVERSE

In this section we address the valuation for IMZ's Converse project in more detail. While the project only comprises ~17% of our valuation ($143M or $1.17/shr.), we note that with over 5M oz of gold in-situ in Nevada we believe the project has potential for a more meaningful NAV contribution in future. For now, we have adopted a conservative approach to Converse valuation (i.e. 0.5x our project NAV) given the early-stage nature of the project. We believe however that as the project is de-risked over time the valuation could grow in tandem. Furthermore, we expect the project to benefit from optimization work to be completed as part of the upcoming pre-feasibility and feasibility studies. While some investors may argue that the lower-grade nature of the project resources at ~0.5 g/t Au merits conservatism, we note that the proposed operating parameters are similar in many respects to other heap leach projects currently in operation. In particular, the San Francisco mine in Mexico operated by Timmins Gold (~$250M market capitalization) exhibits many economic similarities to the Converse project. In Exhibit 8 we present the Converse operating assumptions side-by-side with these other operations.

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EXHIBIT 8: COMPARISON OF SELECT HEAP LEACH OPERATIONS

	Int'l Minerals IMZ-T	Timmins Gold TMM-T	Argonaut AR-T	Lachlan Star LSA-T	Allied Nevada ANV-T	Atna Resources ATN-T
Mine/Project	Converse*	San Francisco	El Castillo	CMD	Hycroft	Briggs
Location	Nevada	Mexico	Mexico	Chile	Nevada	California
P&P Grade (g/t Au)	na	0.57	0.36	0.8*	0.38	0.69
M&I Grade (g/t Au)	0.50	0.60	0.296-0.32	0.4**	0.31	0.69
Mined Grade (g/t Au) Last Reported Qtr	na	0.77*	0.36	0.51	0.55	0.62
Mining Operation	Crush, H/L	Crush, H/L	ROM & Crush, H/L	Crush, H/L***	Crush, H/L (+future mill)	ROM & Crush, H/L
Crush size (mm)	9.5	12.5	19.0*	9.5	9.5	6.35
Mining Rate (tpd)	148,500	65,272*	66,277	54,427	115,497	24,514
Ore tonnes on the pad (tpd)	45,000	13,800**	33,581	8,923	40,320*	7,181*
Recoveries	60%**	69%	50% - 72%	75%****	53% to 67%**	78% **
Au Prod'n (oz)	160,000	>100,000***	75,000-80,000**	75,000+****	180,000-200,000**	40,000-47,000**
Strip Ratio	2.30	2.0***	0.96	<3.0****	1.3**	2.4
TCC (US$/oz) Act/Est	745	633***	625-650**	800****	475-495**	825-875**
Total Reserve (M oz Au) - Oxides	na	1.2****	1.002	0.157*****	2.481***	0.247***
Total Resource (M oz Au) - Oxides	5.17	1.575****	1.27	1.788*****	4.011***	0.662***
Total Resource (M oz Au) - Sulphides	na		1.54		16.81****	
	* based on Feb '12 PEA **unoptimized	*Incl. 804K T stockpiled (0.27 g/t) ** tgt 32,000 tpd by y/e ***Company forecast ****Total oxide/sulphide	*only ore >0.5 g/t crushed **F2012 Forecast	* 0.42 g/t cut-off ** 0.15 & 0.30 g/t cut-off *** evaluating ROM **** Co forecast *****Total oxide/sulphide	* estimated ** Company forecast *** Heap Leach ****Transitional+Sulfides	* estimated ** Co forecast ***Total oxide/sulphide

NOTES: ROM = Run of Mine; H/L = Heap Leach
SOURCE: Company reports

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FINANCIAL REVIEW

IMZ's project interest in the producing Pallancata Ag-Au mine provides a stable cash flow base that can be used to develop other portfolio projects, particularly in Nevada. Operating cash flows are expected to increase as the Inmaculada project (40% owned by IMZ) comes on-line in late C2013, and get a further boost when the Goldfield project comes on-line in C2015 (NCP estimate). Longer-term, the Converse project could also provide additional production and operating cash flow, pending positive technical studies and permitting.

We forecast annual operating cash flows to increase to ~US$59M by F2014 as the Inmaculada project comes on-line, and to further increase to ~US$106M by F2016 as the Goldfield project comes on-line. This compares to our forecast of ~$52M in cash flow for F2012. Note that our F2013 cash flows are expected to show a y/y decrease as we lower our gold and silver price assumptions in the beginning of C2013 in-line with our long-term prices of US$1,500/oz and US$25/oz, respectively. Another point worthy of mention is that we include dividends from Pallancata and Inmaculada in our operating cash flows estimates as these 40% joint venture interests are accounted for using the equity method. This accounting treatment also lowers our revenue assumptions. Together with the recent sale of the Ruby Hill Royalty, IMZ is now not expected to show any meaningful "top-line" revenue until the start-up of the Goldfield project in C2015.

MINE PRODUCTION

IMZ currently has a 40% interest in one producing operation, the underground Pallancata Ag-Au mine in Peru. IMZ also holds a 40% interest in the development-stage Inmaculada project, also in Peru (~30km from Pallancata), expected to come on-line by late C2013. The 100%-owned Goldfield project in Nevada is forecast to come on-line in mid-C2015 (NCP estimate), and the Converse project is assumed to come on-line in C2017 (NCP estimate). At this time we have not included any production from Ecuador projects (Rio Blanco, Gaby) until we have greater clarity on the tax/royalty regime there although we note that these projects could provide additional gold and silver production in future. Our project-specific assumptions are detailed in Appendix A for each applicable project, while our production forecast by mine is shown in Exhibit 9.

EXHIBIT 9: PRODUCTION PROFILE BY PROJECT (ATTRIBUTABLE)

350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Gold Eqv Production (oz)
Converse
Goldfield (Phase I HL)
Inmaculada
Pallancata
F2012E
F2013E
F2014E
F2015E
F2016E
F2017E
F2018E
F2019E
F2020E
F2021E
F2022E
F2023E

SOURCE: NCP estimates

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FORECASTS

Our financial forecasts are outlined in Exhibit 10 below.

EXHIBIT 10: FINANCIAL FORECASTS

June 30 YE

(US$M except per share data)	F2012E	F2013E	F2014E	F2015E	F2016E	F2017E	F2018E	F2019E	F2020E
Metal Price Assumptions									
Gold Price (US$/oz)	1,676	1,582	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Silver Price (US$/oz)	32	29	25	25	25	25	25	25	25
Production (Attributable)									
Gold Produced (oz)	12,427	12,686	42,590	67,416	104,036	159,917	260,212	261,397	280,885
Silver Produced (M oz)	3.4	3.2	4.0	5.0	5.2	5.5	3.7	2.2	2.1
Gold Eqv Production (oz)[1]	68,796	66,444	109,219	150,214	191,435	252,178	321,393	297,656	315,997
Income Statement									
Operating Earnings	(4.4)	(4.6)	(5.0)	(5.3)	26.4	36.5	99.0	95.6	105.7
EBITDA - adjusted	48.1	36.0	46.0	67.2	109.6	127.3	192.5	177.4	189.7
Net Income	71.5	34.5	44.7	66.6	89.2	85.8	117.2	95.7	103.0
EPS (basic) - adjusted	**0.37**	**0.29**	**0.38**	**0.56**	**0.75**	**0.72**	**0.98**	**0.80**	**0.86**
Cash Flow									
Operating Cash Flow	52.1	39.9	58.6	83.1	106.0	118.8	176.2	162.2	175.9
Investing Cash Flow	13.9	(50.4)	(52.8)	(87.5)	(162.0)	(264.5)	(26.0)	(57.5)	(38.0)
Financing Cash Flow	(48.1)	42.6	(8.9)	(9.0)	263.2	(31.9)	(29.8)	(25.5)	(26.7)
CFPS	**0.41**	**0.34**	**0.50**	**0.70**	**0.89**	**1.00**	**1.47**	**1.35**	**1.46**
Financial Position									
Cash (end of pd.)	**104.0**	**136.1**	**133.0**	**119.7**	**326.9**	**149.3**	**269.7**	**349.0**	**460.2**
Shares Outstanding (M)	119.4	118.1	118.3	118.5	118.7	119.2	119.6	119.9	120.2

NOTES 1) Gold equivalent uses 60:1 Ag:Au ratio

SOURCE: NCP estimates

FINANCIAL POSITION

As of the latest reported quarter (FQ312 ending March 31, 2012), IMZ had total cash and equivalents of US$83.9M, total working capital of US$57.4M and long-term debt of US$40.1M (shown as current given the maturity date of May 19, 2012). In FQ312 IMZ reported royalty income of approximately US$1.14M (Note: IMZ owned a 3% NSR on Barrick Gold Corp's Ruby Hill open pit gold mine that was sold for US$38M subsequent to quarter-end). During the quarter IMZ incurred ~US$4.6M in project development costs, primarily at the Goldfield and Converse projects in Nevada as well as the Ecuador projects. We estimate the current cash position to be over US$100M at the time of this report (following the sale of the Ruby Hill Royalty, repayment of the convertible debenture and receipt of the Pallancata dividend payments).

DEVELOPMENT CAPEX

Total capex assumptions by project are detailed in the summary tables of Appendix A with each relevant project. We also include a brief capex description here. The most near-term project expenditures are for the Inmaculada project in Peru. Initial capex at the project is estimated to be US$315M, although we assume a slightly more conservative capex estimate of US$334M. Hochschild has agreed to fund the first US$100M of project expenditures after which expenditures are to be split pro-rata (i.e. 60% Hochschild/40% IMZ). As of March 31, 2012, US$23M had been spent by Hochschild. As a result, we estimate IMZ's share of capex will be ~$104M starting in early C2013. IMZ disclosed that the joint venture is evaluating project or debt financing alternatives for the project in an amount of US$100-150M. In the event this financing is put in place, this would reduce IMZ's additional funding requirement to a range of US$34-54M.

The next major planned expenditures are for the Goldfield and Converse projects in Nevada. In the absence of an economic study for Goldfield (note: a feasibility study is due there in mid-C2012), we have estimated the Phase I expenditures for the Gemfield and McMahon Ridge heap leach operation at US$91M total based on benchmarking of similar operations. We assume these expenditures occur in two parts, starting in mid-C2014 (~US$53M), with the balance spent in F2018 to further expand capacity

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(US$38M). At this time, we have not included an estimate for the Phase II milling operation at Goldfield Main as further work needs to be done to define the scope and timing of this operation.

For the Converse project, the PEA study from February 2012 estimated initial capex of US$455M. While we note the potential for capex escalation at this project given the industry-wide cost pressures on materials and labour in particular, we have not included a meaningful increase to our capex estimate at this time owing to the longer time-frame to production and the likelihood of revisions to the final project design prior to production start-up. We assume Converse development expenditures commence in FH214.

SUSTAINING CAPITAL AND OTHER EXPENDITURES

Our sustaining capex expenditure forecasts are outlined in the relevant project sections of Appendix A. For the Pallancata project, we assume sustaining capex of US$62M for the remaining life-of-mine. For Inmaculada, we assume US$125M in life-of-mine sustaining capex. Both the Pallancata and Inmaculada sustaining capex expenditures are assumed to be included in the dividends received from the joint venture interest. For Goldfield, we have estimated life-of-mine sustaining capex of US$17M for the Phase I heap leach operation. For the Converse project, we assume life-of-mine sustaining capex of US$93M. In addition, we have included a modest amount (~US$5M) in expenditures for other portfolio projects during the next 12-18 months.

FUTURE FUNDING REQUIREMENTS

One of the primary reasons we are bullish on shares of IMZ is the strong balance sheet and financing alternatives with respect to funding future projects. Despite the respectable growth profile outlined above, we believe that this growth can be funded without further equity dilution. We assume that IMZ's near-term funding requirements for the Inmaculada project can be satisfied through a US$50M debt issuance in CH212, with the balance of development capex (NCP est.: ~US$54M) funded through financial resources on hand (we estimate IMZ will have over US$100M in cash on hand at the end of the current quarter ending June 30, 2012).

The next major project expenditures relate to the Goldfield project, where we estimate development capex of US$91M for the Phase I heap leach operation, occurring in 2 parts. We assume this is entirely funded through cash on hand (generated by the Pallancata and Inmaculada projects), and the second part of the Phase I operation is also funded through the cash flows from the Goldfield Phase I project start-up.

Longer-term, the Converse project represents the largest development capex at US$455M. We assume this is funded through a debt component of US$273M to be put in place in CH116, with the balance of US$182M funded through internal financial resources of IMZ.

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STRATEGIC REVIEW

OPPORTUNITIES

STRONG GROWTH PROFILE| IMZ offers investors an opportunity to participate in significant future growth as management works to expand attributable annual gold equivalent production to in excess of 150K oz within the next 3 years. This growth is to come from Peru and Nevada; both jurisdictions have a long mining history and are generally considered to be mining-friendly. Longer-term, the Converse project in Nevada could add a further 160K oz Au annually, in addition to planned production from the Goldfield Main project and any supplemental production from acquisitions undertaken by the IMZ team. Most importantly, we expect this growth can be funded entirely through financial resources on hand and/or debt and project financing with no additional equity dilution. Lastly, we note that IMZ has significant flexibility regarding project development, something that is increasingly important within the context of the current market place.

PROJECT OPTIMIZATIONS| IMZ continues to advance and optimize portfolio projects. Of these, we see potential economic benefits from project optimization work at Converse in particular. Given the large size of the resource there (>5M oz Au) even incremental positive changes could result in a material boost to project economics. In addition, at Goldfield a feasibility study for the Phase I heap leach operation is due in mid C2012. Once complete, IMZ plans to turn its attention to the exploration and development planned for the Goldfield Main area. We believe that Goldfield Main could offer additional upside at the project in future.

ACQUISITIONS AND DIVESTITURES| IMZ has a publicly-stated desire to seek other project acquisitions in the Americas. Indeed, we forecast that as new projects come on-line IMZ will have significant cash flow that could be used for acquisitions and/or other project development. At the same time, we believe IMZ will be evaluating other alternatives to build shareholder value including project divestitures as appropriate. Of these, we believe a sale or joint venture of the Ecuador projects is a high-probability event. Lastly, the sale of additional project interests in the Pallancata and Inmaculada projects to majority owner Hochschild cannot be entirely ruled out as another means of generating cash for future project development.

EXPLORATION POTENTIAL| With 6 primary projects in Peru, Nevada and Ecuador, we note that IMZ has exploration upside at nearly all projects with potential to increase mine life at these projects. At the Pallancata and Inmaculada projects, JV operator and majority owner Hochschild continues to commit significant funds to near-mine exploration and to date has been successful at growing reserves at both projects. At the Goldfield project in Nevada, we note that potential exists to grow total project resources particularly in the Goldfield Main area. At the Converse project in Nevada, recent drilling has indicated potential extensions to project resources at depth, with follow-on work planned there later this year. The Ecuador projects also host potential for resource expansion, although further exploration work is mostly on hold pending resolution of the tax and royalty regime there.

RE-RATING OPPORTUNITY| When compared to precious metals companies operating in the Americas, IMZ shares trade at a large discount to the peer group as measured on an EV/oz basis (see Comparables section). We see potential for a positive re-rating process to unfold as IMZ delivers on planned milestones that we believe will drive IMZ shares higher and help close the valuation gap with peers.

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RISKS

COMMODITY PRICE RISK | IMZ will be mining and selling gold and silver as a primary revenue source, thus exposing IMZ to gold and silver price risk. To date, the company's exposure remains entirely unhedged. IMZ will also face some commodity risk for inputs used in the mining and milling processes, namely diesel fuel for machinery, reagents used in the milling and processing operations, and other input commodities.

EXECUTION RISK | IMZ faces execution risk primarily related to the Nevada projects (note that development and operation of the Pallancata and Inmaculada projects in Peru is being managed by majority-owner Hochschild Mining plc.). While the management team of IMZ has an exceptionally strong background in geology, additional bench strength may be needed as IMZ advances the Nevada gold projects through development. In a market that is chronically tight for skilled labour, personnel availability could present a challenge as these projects move forward.

GEOLOGIC RISK | Given that Reserves and Resources have already been outlined as part of IMZ's development projects, we view the geologic risk for IMZ as low. We do note however that a portion of our Upside Case valuation includes mined material in excess of the defined reserve base at the Goldfield project. All indications to date suggest that this deposit remains open with a high probability of adding additional reserves but there is a possibility that new discoveries there could ultimately prove to be uneconomic.

COST INFLATION | Cost inflation is a risk that is prevalent in the mining industry at present across nearly all jurisdictions. IMZ faces cost inflation risk on new projects, particularly for Converse where a PEA study has estimated initial capex costs at US$455M. This may be mitigated in part by a staged development plan, using cash flows from other projects or divestitures as appropriate to build out the Converse project.

OTHER MINING COMPANY RISKS | As with any mining company, IMZ will face normal course risks related to permitting, environment, politics, operations, etc. Furthermore, IMZ will be subjected to the rules and regulations of the jurisdictions where IMZ operates, namely Peru, Nevada and Ecuador.

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APPENDIX A: ASSET DESCRIPTIONS

IMZ holds interests in 6 primary projects in Peru (Pallancata and Inmaculada), Nevada (Goldfield and Converse) and Ecuador (Rio Blanco and Gaby), in addition to several other earlier-stage exploration projects. Locations of the primary assets are pictured in Exhibit 11, while each of these assets is described in more detail below.

EXHIBIT 11: IMZ'S PROJECT LOCATIONS IN PERU, NEVADA AND ECUADOR

Quito
Map Area
ECUADOR
Rio Blanco
Gaby
PERU
Lima
Pallancata Mine
Inmaculada

WINNEMUCCA
ELKO
NEVADA
Converse
RENO
CARSON CITY
TONOPAH
Goldfield
LAS VEGAS
Map Area

SOURCE: Company reports

PALLANCATA MINE, PERU — 40% INTEREST

PROJECT OVERVIEW

IMZ owns a 40% interest in the producing Pallancata Ag-Au mine, located ~180 km southwest of Cuzco in southern Peru. In C2011, the Pallancata mine was the world's sixth-largest primary silver mine. The property comprises 15.9K ha. The original claims were acquired in C2002 and in C2007 a joint venture with Hochschild Mining plc was formed. The property is now 60%-owned and operated by Hochschild. Production started in C2007 at 500 tpd and was subsequently expanded several times to the current 3,000 tpd production rate. The mine is in production from underground using mostly cut-and-fill overhand stoping with a portion of paste backfill. Underground workings are accessed through multiple decline ramps. Ore is processed at Hochschild's Selene mill (~22km from the Pallancata mine) using a crush, grind and flotation circuit to produce a silver/gold concentrate product.

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MINE PRODUCTION

Since production start-up in late C2007, the Pallancata mine has produced 27.6M oz silver and 103K oz gold (IMZ's 40% share: 11.1M oz Ag and 41K oz Au). In F2011, the mine produced 9.5M oz Ag and 34.5K oz Au (100% basis). To the end of C2011, IMZ has received ~US$110M in dividend payments from the joint venture interest in the Pallancata mine.

GEOLOGY

The Pallancata deposit is a low-to-intermediate sulfidation precious metal epithermal system. Multiple events of mineralization are present including a complex array of veins, breccias (both hydrothermal and tectonic), stockworks and silicified zones. Control of the main-stage mineralization is likely to have been provided by a major northwest-southeast striking fault. The main producing area of the deposit is the Pallancata vein, a 1.5km long by up to 40m wide structure that includes the West, Central and East zones. Other producing and future producing areas of the deposit include the Virgen del Carmen, San Javier, Mariana and Mercedes zones, which exhibit similar characteristics to the main Pallancata vein. Location of the vein structures is shown in Exhibit 14.

RESERVES AND RESOURCES

Current Proven and Probable Reserves at the project total 3.4M tonnes grading 287 g/t Ag and 1.4 g/t Au containing 31.8M ounces of silver and 152K oz gold in situ (all figures presented on a 100% basis). Measured and Indicated resources total 5.0M tonnes at a grade of 372 g/t Ag and 1.7 g/t Au containing 60M ounces of silver and 278K oz gold. In addition, Inferred resources of 2.8M tonnes at a grade of 374 g/t Ag and 1.5 g/t Au containing 31.3M ounces silver and 132K ounces gold have been identified (note that M&I and Inferred grades are undiluted). IMZ's attributable share of the resource represents 40% of the total contained metal. A Reserve and Resource summary is shown in Exhibit 12.

EXHIBIT 12: RESERVES AND RESOURCES AT THE PALLANCATA MINE

Category	Tonnes*	Ag (g/t)	Au (g/t)	Ag (oz)*	Au (oz)*
Proven & Probable	**3,450,000**	**287**	**1.40**	**31,840,000**	**152,000**
Measured & Indicated	5,015,000	372	1.70	60,006,000	278,000
Inferred	2,813,000	374	1.50	31,335,000	132,000

NOTES: * 100% basis; Reserve and Resource cut-off 144 g/t Ag-eqv (60:1 Ag:Au ratio)

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

The joint venture is currently forecasting production of 8.0M oz silver and 34K oz gold during C2012. We assume that production remains constant at the current production of 3,000 tpd. Current reserves are estimated by IMZ to support a mine life of 3.5 years at current production rates. Our remaining mine life assumption is ~6 years as we have incorporated ~65% of the M&I and Inferred resources in our production model. In our view, this still appears conservative when compared Hochschild's latest disclosure indicating that total project resources support a mine life of 7.4 years. We have however assumed higher costs and lower grades for these added tonnes to account for potentially deeper, narrower-veined mineralization. Our production forecasts are outlined in Exhibit 13.

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EXHIBIT 13: NCP PALLANCATA PROJECT ASSUMPTIONS

	Units	NCP est.
Remaining Mine Life	Years	6.0
Production rate	tpd	3,000
Recoveries - Au	% (RLOM)	73%
Recoveries - Ag	% (RLOM)	85%
Avg. Annual Au prod'n	oz Au (RLOM)	34,020
Avg. Annual Ag prod'n	oz Ag (RLOM)	7,946,381
Au produced	oz (RLOM)	204,117
Ag produced	oz (RLOM)	47,678,284
Direct costs	US$/t (RLOM)	73
Total Cash Cost (w/ credits)	US$/oz Ag (RLOM)	7.32
Sustaining Capex	US$M (RLOM)	68.0
$NPV_{5\%}$, after-tax, attributable basis	US$M	**$199**

NOTES: Values on a 100% basis unless stated; RLOM= Remaining Life of Mine

SOURCE: NCP estimates

EXPLORATION POTENTIAL

The Pallancata project and surrounding area is believed to host significant exploration potential both regionally and at depth. As shown in Exhibit 14, there are many prospective veins that have been identified in the nearby vicinity. To date, the joint venture has more than succeeded in replacing ore mined through an ongoing exploration program. In C2012, the joint venture plans to continue drill testing many of the surrounding and parallel-hosted vein structures with a total of 59,000m of planned drilling.

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EXHIBIT 14: PALLANCATA PROJECT AREA — PLAN VIEW

Pallancata- Plan View
N
Legend:
Veins in Production
Veins in Development
River
Ranichico Veins
(8% 2012 prodn.)
Rina Veins
(2% 2012 prodn.)
Mercedes Veins
Camp
Suyamarca River
Pallancata West
(37% 2012 prodn.)
Central Zone
(51% 2012 prodn.)
Pallancata East
(2% 2012 prodn.)
View of Photograph
0 500 1000m

SOURCE: Company reports

INMACULADA PROJECT, PERU — 40% INTEREST

PROJECT OVERVIEW

IMZ owns a 40% interest in the development-stage Inmaculada project in Peru. The project is located ~30 km southwest of IMZ's Pallancata project. The project comprises an area of 20.8K ha. Mineralization at the Inmaculada project was first identified in the early 1990s by Mitsui Corp. Hochschild held many of the surrounding properties until C2007 when Ventura acquired the project interest. In 2009, Ventura was acquired by IMZ. In late C2010, IMZ sold down the project stake in Inmaculada to 40%, while Hochschild increased its stake to 60% and assumed operatorship. As consideration for the sale of the project stake, IMZ received cash consideration and an equity investment from Hochschild for a combined total of US$35M. In addition, Hochschild has committed to fund the first US$100M of project expenditures, after which all expenses are to be funded on a proportionate basis (i.e. 40% IMZ and 60% Hochschild). Furthermore, Hochschild agreed to reduce the management fee to 7% (from 10% prior) at both the Pallancata and Inmaculada projects.

GEOLOGY

The Inmaculada deposit represents an epithermal, low-sulfidation, bonanza-type mineralized vein system hosted in tertiary volcanics. Gold and silver mineralization is present primarily in quartz veins and stockworks. The primary mineralized area at the project is hosted in the Angela vein, a ~2km long by up to 11m wide structure. The Angela vein exhibits two main mineralizing events: 1) An early lead-zinc event

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consisting of white quartz veinlets with sphalerite, galena, pyrite and minor argentite, and 2) A later gold-silver event which is more economically important to the deposit and consists of a white chalcedony vein with associated breccia and stockworks. A number of other smaller parallel and perpendicular veins have also been identified.

RESERVES AND RESOURCES

Current Proven and Probable Reserves at the project total 7.8M tonnes grading 3.37 g/t Au and 120 g/t Ag containing 845K ounces of gold and 30M oz silver in situ (all figures presented on a 100% basis). In addition, Inferred resources of 4.9M tonnes at a grade of 3.9 g/t Au and 152 g/t Ag containing 620K ounces gold and 24.2M ounces silver have been identified. IMZ's attributable share of the resource represents 40% of the total contained metal. Current reserves are estimated to support a mine life of 6.3 years at current planned production rates. Our mine life assumption is 8.3 years as we assume that the joint venture succeeds in converting ~50% of the current Inferred resources to mineable reserves, albeit with lower grades and higher costs. A Reserve and Resource summary is shown in Exhibit 15.

EXHIBIT 15: RESERVES AND RESOURCES AT THE INMACULADA PROJECT

Category	Tonnes*	Ag (g/t)	Au (g/t)	Ag (oz)*	Au (oz)*
Proven & Probable	**7,801,000**	**120**	**3.37**	**30,140,000**	**845,000**
Measured & Indicated	7,070,000	144	4.07	32,800,000	930,000
Inferred	4,940,000	152	3.91	24,200,000	620,000

NOTES: *100% basis; Reserve cut-off of 2.3 g/t Au-eqv; Resource cut-off 1.5 g/t Au-eqv

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

The Inmaculada project was the subject of a feasibility study released in January 2012 prepared by Ausenco. The study envisaged a 3,500 tpd underground operation (using sub-level stoping and cut and fill methods) producing 124K oz Au and 4.2M oz Ag annually (100% basis). Ore is to be treated at an on-site mill using a crush, grind and leaching circuit to produce gold and silver doré. First production is scheduled to start in late C2013 with initial capex estimated at US$315M (we assume a slightly more conservative US$332M). Hochschild has agreed to fund the first US$100M of project expenditures, of which US$23M has been spent as March 31, 2012. After this, expenditures are to be split 60% Hochschild/40% IMZ such that IMZ's share of capex is expected to be ~$90M (NCP est.: ~US$103M). We have used the C2012 feasibility study as the basis for our estimates with some adjustments to certain operating parameters to incorporate some added conservatism based on other comparable operations. A summary of our estimates vs. the feasibility study are presented in Exhibit 16 below.

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EXHIBIT 16: NCP INMACULADA PROJECT ASSUMPTIONS (VS. 2012 FEASIBILITY STUDY)

	Units	Feas	NCP	Difference
Mine life	Years	6.3	8.3	31.0%
Production startup	Calendar Year	end 2013	end 2013	n/a
Production rate	tpd	3,500	3,500	0.0%
Recoveries - Au	% (LOM)	96%	96%	0.0%
Recoveries - Ag	% (LOM)	91%	91%	0.0%
Avg. Annual Au prod'n	oz Au	124,000	122,292	-1.4%
Avg. Annual Ag prod'n	oz Ag	4,204,000	4,195,493	-0.2%
Au produced	oz (LOM)	783,000	1,008,906	28.9%
Ag produced	oz (LOM)	26,488,000	34,699,562	31.0%
Direct costs	US$/t (LOM)	74	77	3.9%
Total Cash Cost (w/ credits) (attributable)*	US$/oz (LOM)	262	267	1.9%
Development Capex	US$M	315.0	332.0	5.4%
Attributable Development Capex	US$M	86.0	103.2	20.0%
Sustaining Capex	US$M (LOM)	99.0	125.4	26.7%
$NPV_{5\%}$, after-tax, attributable basis*	US$M	$57	$73	27.7%
$NPV_{5\%}$, after-tax, attributable basis**	US$M	n/a	$199	n/a

Notes: Values on a 100% basis unless stated

* using US$1,100/oz Au, US$18/oz Ag

** using NCP LT prices US$1,500/oz Au, US$25/oz Ag

SOURCE: NCP, Company reports

EXPLORATION POTENTIAL

The primary mineralized area at the project is hosted in the Angela vein. Within the claim boundary there are a number of other veins that have already been identified. As part of the earn-in agreement with Hochschild the joint venture has agreed to complete 20,000m of drilling per year for 3 years during the period C2011 to C2013. The goal of the exploration program is to add to the project reserve ounces to increase the overall mine life through upgrading the current resource base and to test other prospective nearby targets. The project area plan view and cross section are shown in Exhibits 17 and 18.

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EXHIBIT 17: PLAN VIEW OF MAIN ANGELA AND SURROUNDING VEINS

Angela
Shakira
Angela NE
Lourdes
Angela SW
Martha
Melisa
Cymoid
Angela SW
Verónica
Key
Jimena
2 km

SOURCE: Company reports

EXHIBIT 18: CROSS SECTION OF THE MAIN ANGELA VEIN

Angela SW
Angela Vein
Angela NE
Approximate Eastern Limit of Feasibility Study
Vein Outcrop
Key
Open
Open
400 m

SOURCE: Hochschild Mining plc

GOLDFIELD PROJECT, NEVADA — 100% INTEREST

PROJECT OVERVIEW

IMZ owns a 100% interest in the development-stage Goldfield project in Nevada. The project was acquired in early C2010 through the acquisition of Metallic Ventures Inc. The Goldfield project is located in Nevada, ~300km north of Las Vegas and ~420km south of Reno, next to the historic mining town of Goldfield. Local infrastructure is excellent owing to the central location in Nevada with roads, power, water and labour all available on site or nearby. The project is comprised of three main areas: 1) Gemfield, 2) McMahon Ridge, and 3) Goldfield Main (shown in Exhibit 21). The site contains a number of old open-pit and underground workings. Historic records indicate that 4.2M oz gold were produced from the Goldfield district with an average grade of ~18 g/t. A total of 43,000m has been drilled by IMZ/Metallic Ventures in ~200 holes since the property was acquired.

GEOLOGY

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of hydrothermal fluids responsible for wall rock alteration and widespread copper-gold mineralization. Deposit types in the Goldfield district are classified as high-sulphidation epithermal quartz-alunite hydrothermal gold and copper systems with lesser but related peripheral quartz-sericite systems. Porphyritic rhyodacite and/or dacite, Milltown Andesite and Sandstorm Formation are the principal ore-bearing host rocks for gold (and/or copper) in the district and to a lesser extent Morena rhyolite, Ordovician Palmetto Formation and Jurassic quartz-monzonite. Each of the three principal mineralized areas generally conform to this deposit model with variations to account for each unique zone of mineralization.

PROJECT RESOURCES

Current Measured and Indicated resources at the project for all three zones total 31M tonnes grading 1.2 g/t Au containing 1.2M oz of gold in situ. In addition, Inferred resources of 7.7M tonnes at a grade of 1.6 g/t Au containing 385K ounces gold have been identified across the three zones. A resource summary by area is shown in Exhibit 19.

EXHIBIT 19: GOLDFIELD PROJECT RESOURCE SUMMARY

Category	Tonnes	Au (g/t)	Au (oz)
Gemfield (0.34 g/t Au cut-off)			
Measured & Indicated	15,289,000	1.10	541,000
Inferred	908,000	0.80	22,000
McMahon Ridge (0.34 g/t Au cut-off)			
Measured & Indicated	7,439,000	1.20	285,000
Inferred	155,000	0.60	3,000
Goldfield Main (0.4 g/t Au cut-off)			
Measured & Indicated	8,549,000	1.50	421,000
Inferred	6,591,000	1.70	360,000
Total M&I	**31,277,000**	**1.23**	**1,247,000**
Total Inferred	**7,654,000**	**1.57**	**385,000**

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

A feasibility study at the deposit is planned for release in mid-C2012. This study plans to evaluate the potential for heap leaching of the Gemfield and/or McMahon Ridge deposits (Phase I development), with a milling operation planned to start in later years to treat ore from the Goldfield Main zone (Phase II development). In the absence of a detailed economic study for the deposit, we have developed a DCF model for the Phase I operations based on capex, production and cost figures for similar operations. We assume a 5,000 tpd operation growing to 9,000 tpd by year 4 producing 45,000 to 72,000 oz Au annually at cash costs of US$645/oz over an 8.5-year mine life. Our assumptions for the Phase I operation are outlined in Exhibit 20.

For the Phase II milling operation, we have not developed a detailed DCF model owing to the many uncertainties involved and the longer time to production. To account for the added potential value in the Goldfield Main zone however we have included a valuation component based on an EV/oz approach. We will look to develop a full DCF model for Goldfield Main over time as more detailed economic and technical information becomes available.

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EXHIBIT 20: NCP GOLDFIELD PROJECT ASSUMPTIONS (PHASE I HEAP LEACH)

Phase I HL (Gemfield, McMahon Ridge)	Units	NCP *
Mine life	Years	8.5
Production startup	Calendar Yr	H2/2015
Production rate (Yrs 1-4)	tpd	5,000
Production rate (Yrs 4+)	tpd	9,000
Recoveries - Au	% (LOM)	69-80%
Avg. Annual Au prod'n	oz Au (000s)	45-72
Au produced	oz (LOM)	483,523
Strip ratio	LOM	2.79
Direct costs	US$/t (LOM)	9.90
Total Cash Cost (w/ credits)	US$/oz (LOM)	645
Development Capex	US$M	91
Sustaining Capex	US$M (LOM)	17
$NPV_{5\%}$, after-tax*	US$M	$150
Goldfield Main (EV/oz)	US$M	$42
Total attributable value	US$M	**$210**

Notes: * using NCP LT prices US$1,500/oz Au, US$25/oz Ag

SOURCE: NCP estimates

EXPLORATION POTENTIAL

Management is continuing exploration and metallurgical test work at the project site, particularly in the area of the Goldfield Main deposit. Drill results to date from this zone have returned many above-resource grade intercepts across widths ranging up to 30m or more. Of note, many of the intercepts in the old stope fill are carrying grades of between 0.7 g/t Au to over 2 g/t Au over widths of up to 40m. A more detailed exploration program for the Goldfield Main area is planned following the release of the Goldfield feasibility study later this year.

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EXHIBIT 21: PLAN VIEW OF GOLDFIELD PROJECT SITE

Reno - 4.5 hours
McMahon Ridge Waste Dump
N
McMahon Ridge
M&I: 285,000 oz Au
Inferred: 3,000 oz Au
Proposed Re-Routing of Hwy 95
95
Leach Pad & Processing Area
Gemfield Waste Dump
Gemfield
M&I: 541,000 oz Au
Inferred: 22,000 oz Au
Goldfield Main
M&I: 421,000 oz Au
Inferred: 360,000 oz Au
Esmeralda County
Nye County
Approximate External Outline of IMZ Property
Town of Goldfield
0 2,000 4,000
Feet
Las Vegas - 2.5 hours

SOURCE: Company reports

CONVERSE PROJECT, NEVADA — 100% INTEREST

PROJECT OVERVIEW

IMZ owns a 100% interest in the development-stage Converse project in Nevada. The project was acquired in early C2010 through the acquisition of Metallic Ventures Inc. The Converse project is located in Buffalo Valley, north-central Nevada, ~40km southeast of Winnemucca and ~8km east of the Marigold mine (owned 2/3 by Goldcorp (G-T; Not Rated) and 1/3 by Barrick (ABX-T; Not Rated)). Local infrastructure is excellent owing to the central location in Nevada with roads, power, water and labour all available on site or nearby. The project comprises ~29km² of largely unpatented land claims. As of late C2011, a total of ~65,000m has been drilled in ~316 holes, including over ~7,000m in core and RC drilling completed by IMZ since acquiring the project (largely to test the depth potential). More drilling is planned in the coming months as part of the upcoming feasibility study.

GEOLOGY

Converse is a skarn deposit with gold mineralization associated with the precipitation of sulfide minerals during retrograde skarn alteration events related to the emplacement of an intrusive body. Gold mineralization is most prevalent in the middle to outer portions of the calc-silicate alteration halo, but overall appears to be fairly evenly distributed throughout the deposit regardless of rock type and alteration (atypical of a porphyry deposit). Surface oxidation occurs to variable depths from 80 ft to over 500 ft. The deposit is crescent-shaped and can be broadly divided into two areas, the North Redline and the South Redline areas that form the basis for the North and South open pits. Deposit outline schematics are presented in Exhibits 22 and 23 below.

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EXHIBIT 22: PROPERTY GEOLOGY MAP (PLAN VIEW)

SECTION 29
SECTION 21
SECTION 28
Legend
METALLIC VENTURES GOLD INC.
Converse Project
Property Geology Plan Map

SOURCE: Company reports

EXHIBIT 23: CONVERSE DEPOSIT CROSS SECTION

NORTH REDLINE
SOUTH REDLINE
CONVERSE GOLD DEPOSIT
Cross Section 397 E
KEY DRILL HOLE INTERCEPTS (OPT AU)

SOURCE: Company reports

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PROJECT RESOURCES

Current Measured and Indicated resources at the project total over 320M tonnes of mineralization at a grade of 0.5 g/t Au and 3.7 g/t Ag containing 5.2M ounces of gold and 38M oz silver. In addition, Inferred resources of over 31M tonnes at a grade of 0.51 g/t Au and 3.0 g/t Ag containing 507K ounces gold and 3M ounces silver have been identified. Current resources are estimated to support a mine life of 13.5 years at current planned production rates. A Reserve and Resource summary is shown in Exhibit 24 below.

EXHIBIT 24: RESERVES AND RESOURCES AT THE CONVERSE PROJECT

Category	Tonnes	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Measured & Indicated	320,229,000	0.50	3.69	5,172,000	37,953,000
Inferred	31,242,000	0.51	3.00	507,000	3,013,000

NOTES: Cut-off of 0.27 g/t Au

SOURCE: Company reports

PRODUCTION ASSUMPTIONS

The Converse project was the subject of a Preliminary Economic Assessment (PEA) study released in December 2011 prepared by Micon. The study envisaged a 45,000 tpd open-pit heap-leach operation producing 160K oz Au and 638K oz Ag annually at a cash cost of US$745/oz (with silver credits) over a 13.5 year mine life. Initial capex was estimated at US$455M. The conceptual processing plan for Converse is to use 3-stage crushing to 80% passing 9.5mm and cyanide heap leaching followed by carbon adsorption/strip, electro-winning and smelting to produce gold/silver doré bars. First production could start in C2017 (NCP estimate) pending positive results from the upcoming feasibility study and project permitting. A summary of our estimates vs. the PEA study is presented in Exhibit 25. Proposed mine site layout is presented in Exhibit 26.

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EXHIBIT 25: NCP CONVERSE PROJECT ASSUMPTIONS

	Units	PEA	NCP	Difference
Mine life	Years	13.5	13.5	0.0%
Production Startup	Calendar Year	H1/2017	H1/2017	n/a
Production rate	tpd	45,000	45,000	0.0%
Recoveries - Au	% (LOM)	60%	60%	0.0%
Recoveries - Ag	% (LOM)	31%	31%	0.0%
Avg. Annual Au prod'n	oz Au	160,000	159,889	-0.1%
Avg. Annual Ag prod'n	oz Ag	638,000	632,343	-0.9%
Au produced	oz (LOM)	2,165,000	2,158,495	-0.3%
Ag produced	oz (LOM)	8,471,000	8,536,634	0.8%
Strip ratio	LOM	2.30	2.30	0.0%
Direct costs**	US$/t (LOM)	8.35	8.38	0.3%
Cash Cost (w/ credits)**	US$/oz (LOM)	745	753	1.1%
Development Capex	US$M	455	455	0.0%
Sustaining Capex	US$M (LOM)	93	95	0.0%
$NPV_{5\%}$, after-tax*	US$M	$120	$96	-19.8%
$NPV_{5\%}$, after-tax**	US$M	na	**$319**	n/a

NOTES:

* using US$1,300/oz Au, US$25/oz Ag

** using NCP LT prices US$1,500/oz Au, US$25/oz Ag

SOURCE: NCP estimates

EXHIBIT 26: CONVERSE MINE SITE PLAN LAYOUT

LEACH PAD AREA
PROCESS AREA

SOURCE: Company reports

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FUTURE PLANS

Following the results of a positive PEA study released in late C2011, IMZ is working to complete a full feasibility study due by year end C2013. As part of the feasibility study IMZ plans to complete additional metallurgical testing, geotechnical and in-fill drilling and other project work.

RIO BLANCO AND GABY PROJECTS, ECUADOR

BACKGROUND

IMZ owns interests in two highly-prospective, multi-million ounce precious metal projects in Ecuador, the Rio Blanco (100% interest) and the Gaby project (~60% interest). Despite the prospective nature of these projects, the political climate in Ecuador has created challenges for IMZ to realize full project economics. IMZ is in the process of negotiating with the Ecuadorian government and has yet to reach a satisfactory resolution on an equitable tax and royalty structure to justify development of these projects. Both projects were the subject of an expired earn-in/financing deal with the Chinese company CAMC Engineering Co., Ltd. (SHE:002051, Not Rated), announced in November 2010. The deal was allowed to expire in June 2011 when CAMC proved unable to secure necessary funds for project development.

We understand that while negotiations with the local Ecuador government are ongoing, at the same time IMZ is pursuing all other options to realize value from these projects. For this reason these projects do not factor prominently in our valuation and only warrant a brief mention here. Should IMZ succeed in negotiating a more favourable deal with the government of Ecuador and make the decision to proceed with development, we would look to include a more meaningful valuation component at that time.

RIO BLANCO — 100% INTEREST

PROJECT OVERVIEW

The Rio Blanco project, located in the province of Azuay ~320 km southwest of the capital city of Quito, is a high-grade epithermal gold-silver vein deposit. Proven and probable reserves total over 2M tonnes grading 8.8 g/t Au and 62 g/t Ag containing 605K oz Au and 4.3M oz Ag (shown in Exhibit 27 below). The project was the subject of a C2006 feasibility study (updated in C2009) that envisaged an 800tpd underground operation with a 7.5 year mine life with annual production of 71K oz Au and 400k oz Ag with cash costs of US$568/oz (net of by-product credits) and initial capex of US$120M. Further updates to the economic parameters are likely to be required pending resolution on the tax and royalty negotiations with the Ecuadorian government.

EXHIBIT 27: RESERVES AND RESOURCES AT THE RIO BLANCO PROJECT

Category	Tonnes	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Proven & Probable	**2,147,448**	**8.80**	**62.00**	**605,000**	**4,307,000**
Measured & Indicated	2,150,000	9.50	69.00	661,000	4,785,000
Inferred	3,620,000	3.00	17.00	354,000	1,976,000

NOTE: Cut-off 3 g/t Au

SOURCE: Company reports

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GABY PROJECT — ~60% INTEREST

PROJECT OVERVIEW

The Gaby project is located in southwestern Ecuador, ~130 km south of Ecuador's largest city, Guayaquil. The project is a bulk-tonnage low-grade gold porphyry deposit. Measured and Indicated resources total over 356M tonnes grading 0.61 g/t Au containing 6.9M oz Au (4.1M oz Au attributable to IMZ) as shown in Exhibit 28 below. The project was the subject of a C2008 pre-feasibility study (updated in C2009) that envisaged a 60,000 tpd open-pit operation with a 16 year mine life, annual production of 330K oz Au with cash costs of US$700/oz and initial capex of US$1.0B. Further updates to the economic parameters are likely to be required pending resolution on the tax and royalty negotiations with the Ecuadorian government.

EXHIBIT 28: GABY PROJECT RESOURCES

Category	Tonnes	Au (g/t)	Au (oz)	Attrib Au (oz)*
Measured & Indicated	356,400,000	0.61	6,940,000	4,105,000
Inferred	143,200,000	0.62	2,850,000	1,761,000

NOTES: * attributable (60%); cut-off 0.4 g/t Au;

SOURCE: Company reports

OTHER PROJECTS

IMZ is constantly evaluating new projects and currently owns a number of exploration properties primarily in Peru and Nevada. As these are mostly early-stage exploration projects with a minimal budget assigned to them, they have not been featured prominently here and have only been assigned a nominal amount in our valuation. Should the exploration efforts prove successful, these may be advanced or sold as warranted.

TIMELINE

A summary timeline of the major project activities is outlined in Exhibit 29 below.

EXHIBIT 29: TIMELINE OF MAJOR PROJECT ACTIVITIES

Project
Event
2012
2013
2014
2015
2016
Q1 Q2 Q3 Q4
Pallancata (Peru)
Production (ongoing)
Inmaculada (Peru)
Permit/Construction
Production
Goldfield (Nevada)
Feasibility
Permit/Construction
Production
Converse (Nevada)
Feasibility
Permit/Construction
Rio Blanco (Ecuador)
Permit/Construction
Production
Gaby (Ecuador)
Feasibility
Permit/Construction

NOTES: Forecasts based on calendar years; Ecuador project forecasts are management estimates only

SOURCE: Company reports, NCP estimates

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MANAGEMENT

STEPHEN KAY, PRESIDENT, CEO, DIRECTOR| Stephen is a geologist with over 38 years of resource project operating experience in Europe, South Africa, South America and the United States. He has been with IMZ since its inception in 1993. Previously he was President of GD Resources Inc. (a metals smelter) and prior to that he worked for BP Minerals and Gold Fields Mining (responsible for initial drilling at the Mesquite Mine in California). Stephen is also a director of New Dimension Resources and Delta Mining and Exploration Corp.

SCOTT BRUNSDON, CHIEF FINANCIAL OFFICER| Scott has extensive experience in corporate finance with resource companies, and has been with IMZ since January 2011. Formerly he was CFO of Revett Minerals Corp (RVM-T; Not Rated). Scott is also a director of Hunt Mining Corp and Global Minerals Ltd. He is an economist by training.

NICK APPLEYARD, VP CORPORATE DEVELOPMENT| Nick is a professional geologist and has worked predominantly in gold exploration, development and mining projects in Australia, South America and East Africa. He has been with IMZ since 1995.

PAUL DURHAM, VP CORPORATE RELATIONS| Paul joined IMZ in early C2010. He has over 30 years of financial and capital markets experience, primarily in the Natural Resources Sector. Previously he worked with Auerbach Grayson, HSBC and Scotiabank. Paul is a geologist by training and spent five years working in the South African gold and base metal mines with Gold Fields.

ALAN MATTHEWS, VP SPECIAL PROJECTS| Alan is a Mining Engineer and a Chartered Engineer (C. Eng.) with over 30 years' mining and exploration experience in the minerals industry, specializing in gold, copper and industrial minerals. He has been responsible for several mine start-ups and commissioning including Aberdeen Barytes (Scotland) and OK Tedi (Papua New Guinea), among others. Alan is also a director of Galena International Resources and Redzone Resources.

DIRECTORS

STEPHEN KAY| See Management Section.

ROD MCKEEN| Corporate Secretary and Legal Counsel — Lawyer and Principal of Axium Law Corp. Also a director of Santa Barbara Resources Ltd. And Medallion Resources Ltd.

MIKE SMITH| Lead Independent Director — Chartered Accountant and retired Partner of PwC.

GABRIEL BIANCHI| Director — President of Bianchi & Co, a private Swiss-based asset management company.

ROBERTO BAQUERIZO| Director — MD of ProVentures Inc., a consulting and investing firm.

JORGE PAZ| Director — Lawyer and Partner in the Ecuador-based law firm Paz and Horowitz.

JOHN HICK| Director — Also a director of First Uranium Corp, Aeroquest International, Carpathian Gold, Eurotin, Hudson Resources, Marengo Mining and Timminco.

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RESEARCH DISCLOSURES

ISSUER	APPLICABLE DISCLOSURES
INTERNATIONAL MINERALS CORP. (IMZ-T)	6

1. NCP Northland Capital Partners Inc. ("NCP") and/or its affiliates companies beneficially own 1% or more of any class of the issuer's equity securities, as of the end of the month immediately preceding the date of issuance of this research report or the end of the second most recent month if the issue date is less than 10 calendar days after the end of the most recent month.
2. The authoring analyst or any associate of the authoring analyst holds a long or short position in any of the issuer's securities directly or through derivatives, including options or futures positions.
3. An officer, director or employee has provided services to the issuer for remuneration during the preceding 12 months other than investment advisory or trading services.
4. NCP or any of its affiliated companies has performed investment banking services for the issuer during the 12 months preceding the date of issuance of the report.
5. A director, officer, or employee of NCP or any of its affiliated companies is an officer, director, employee or advisor of the issuer.
6. The authoring analyst has viewed the material operations of the issuer. The authoring analyst has viewed the following assets: Pallancata and Inmaculada (Peru), Goldfield (Nevada) and Converse (Nevada).
7. The authoring analyst, received reimbursement for travel expenses.

The views contained in this report regarding a particular company, security, industry or market sector are the views of the writer and do not necessarily represent the views of NCP. This Research Report is provided to institutional investors of NCP in Canada for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any of the securities discussed herein. Non-client recipients of this report should consult with an independent financial advisor prior to making any investment decision based on this report or for any necessary explanation of its contents. NCP will not treat non-client recipients of this Research Report as its clients by virtue of such persons receiving this Research Report. Information contained in this report is current as of the date of publication and has been obtained from third-party sources believed to be reliable. NCP does not warrant or make any representations regarding the use or the results of the information contained herein in terms of its accuracy, timeliness, reliability, or otherwise, and does not accept any responsibility for any loss or damage that results from its use.

NCP is related to NCP Northland Capital Partners (USA) Inc. ("NCP USA") an SEC registered FINRA Member, Northland Capital Partners Limited ("Northland"), a full-service brokerage firm registered with the Financial Services Authority in the UK and NCP Investment Management Inc ("NCP IM") an Investment Fund Manager, Portfolio Manager and Exempt Market Dealer registered with various provincial securities commissions . NCP Canada and NCP USA share the same office in Toronto Canada. NCP, NCP USA, Northland and NCP IM share common controlling ownership and directors; however, none of those common directors or controllers directs the ratings given on a specific issuer. In addition, NCP maintains and enforces written policies and procedures that are reasonably designed to prevent influence on the activities of analysts.

FOR UK RESIDENTS | The authoring analyst(s) who is/are responsible for the preparation of this research are employed by NCP in Canada. The report has been prepared and approved according to regulatory standards in Canada and was not reviewed for the purposes of section 21 of the UK's Financial Services and Markets Act 2000.

U.S. DISCLOSURE | The firm that prepared this report is not subject to U.S. rules with regard to the preparation of research reports and the independence of analysts. NCP Northland Capital Partners (USA) Inc. is a U.S. registered broker-dealer and affiliate of NCP Northland Capital Partners Inc. NCP Northland Capital Partners (USA) Inc. accepts responsibility for the contents of this research report, subject to the terms and limitations as set out

MINING | PRECIOUS METALS | ERIC WINMILL NORTHLANDCP.COM Page | 33

IMZ-T

above. U.S. residents seeking to effect a transaction in any security discussed herein should contact a General Securities Representative of NCP Northland Capital Partners (USA) Inc. directly at 1-877-645-9150.

ANALYST CERTIFICATION

Each Research Analyst and Research Associate who authored this document and whose name appears herein certifies that the recommendations and opinions expressed in the research report accurately reflect their personal views about any and all of the securities or issuers discussed herein that are within the coverage universe. In addition Each Research Analyst and Research Associate who authored this document and whose name appears herein certify that:

- They have not affected a trade in a security of any class of the issuer whether directly or through derivatives, within the 30-day period prior to the date of the publication of the Research Report.
- They have not provided services to the issuer for remuneration during the 12 months preceding the date of the publication of the Research Report.
- Any and all reports or studies by a third-party expert consulted in preparing the Research Report have been cited in the Research Report.
- They did not distribute the Research Report to the issuer, any employee in the investment banking department at NCP, or any other third party for any reason other than for the purposes of verifying the factual information.
- They are not aware of any other potential conflicts of interest.

The compensation of Research Analysts and Research Associates is intended to reflect the value of the services they provide to the clients of NCP. As with most other employees, the compensation of Research Analysts and Research Associates is impacted by the overall profitability of the firm, which include revenue from investment banking activities of the firm's Investment Banking department. Research Analysts' compensation is not, however, directly related to any specific investment banking transactions or to the specific recommendations or views expressed in this Research Report.

FURTHER RESEARCH DISCLOSURES

For information the following disclosures, please see: www.northlandcp.com/Canada/?page_id=119

- Research dissemination policy
- Rating Structure
- Sentiment, Risk Profile Parameters
- Distribution of Ratings

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IMZ-T

PRICE TARGET HISTORY

International Minerals Corporation. (IMZ-T)
Stock Price ($)
Volume (M)
Volume (M)
Price ()
S/O
S/P
S/U
U/R

Date	Target	Rating	Change Type
6/14/2012	$6.75	S/O	Initiate Coverage

MINING | PRECIOUS METALS | ERIC WINMILL NORTHLANDCP.COM Page | 35

Exhibit 8 – Resolutions of the Board of Directors of the Applicant

AUTHORIZATION FOR EXEMPTIVE RELIEF APPLICATION UNDER INVESTMENT COMPANY ACT OF 1940

WHEREAS, the Company may, in the future, undertake certain transactions or activities that would be prohibited if the Company were to be considered an investment company within the meaning of Section 3(a)(3) of the Investment Company Act of 1940 (the “Act”); and,

WHEREAS, the Company strongly believes that it is not an investment company as defined by the Act and has determined to file an application for exemptive relief under the Act to clarify the Company’s status under the Act and remove any uncertainty that the Company may be considered an investment company.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Company, an application to the Securities and Exchange Commission pursuant to Sections 3(b)(2), 6(c) and 45(a) of the Act, and any amendments or supplements thereto, if the same shall be necessary and appropriate, for an order exempting the Company from all of the provisions of the Act so as to continue to permit the Company to hold investment securities (as such term is defined in the Section 3(a) of the Act) having a value exceeding 40 percent of the Company’s total assets (exclusive U.S. government securities and cash items) without being subject to the provisions of the Act.

BE IT FURTHER RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

DETERMINATION OF ASSET FAIR VALUE

WHEREAS, in connection with the exemptive relief application contemplated by these resolutions, the Company is required to calculate the value of its assets on an unconsolidated basis under Section 2(a)(41) of the Act and, with the exception of securities owned by the Company at the end of the most recently-completed fiscal quarter for which market quotations are readily available (the “Market Price Securities”), such value is to be based on the Board’s determination, in good faith, of the fair value of such assets as of the end of the most recently-completed fiscal quarter.

WHEREAS, management has determined that the market price of the Market Price Securities as at June 30, 2012 was $2,161,572 and as at September 30, 2012 was $1,766,872.

WHEREAS, it is desirable for the Board to determine the fair value of the following categories of Company assets as at June 30, 2012 and September 30, 2012:  (i) cash items, (ii) U.S. governmental securities, (iii) Passive Non-Market Securities, and (iv) all other assets of the Company other than the Market Price Securities.  For purposes of these resolutions, “Passive Non-Market Securities” means all securities held by the Company other than securities of entities in which the Company holds 50% or more of the voting securities, securities of Minera Suyamarca S.A.C. and the Market Price Securities.

NOW, THEREFORE, BE IT RESOLVED, that after reviewing information contained within the Company’s financial statements and considering information presented to the Board in connection herewith, the Board determines that the fair value of each such category of assets as at June 30, 2012 was as follows:  (i) cash items - $87,753,429, (ii) U.S. governmental securities - $0.00, (iii) Passive Non-Market Securities - $395,624, and (iv) all other assets of the Company other than the Market Price Securities - $893,289,000.

BE IT FURTHER RESOLVED, that after reviewing information contained within the Company’s financial statements and considering information presented to the Board in connection herewith, the Board determines that the fair value of each such category of assets as at September 30, 2012 was as follows:  (i) cash items - $83,470,371, (ii) U.S. governmental securities - $0.00, (iii) Passive Non-Market Securities - $395,624, and (iv) all other assets of the Company other than the Market Price Securities - $893,237,909.